Form 20-F
period 2022-12-31
Chanson International Holding
filed 2023-05-01
CIK 1825349

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 001-41663

Chanson International Holding

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

 No. 26 Culture Road, Tianshan District

Urumqi, Xinjiang, China

+86-0991-2302709

(Address of principal executive offices)

Jihong Cai, Chief Financial Officer

Telephone: + 86-0991-2302709

Email: jihong.cai@chansoninternational.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	CHSN	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 3,060,000 Class A ordinary shares, par value $0.001 per share, and 5,940,000 Class B ordinary shares, par value $0.001 per share, as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“Chanson 23rd Street” are to Chanson 23rd Street LLC, a New York limited liability company, which is wholly owned by Chanson NY (as defined below);

●	“Chanson 3rd Ave” are to Chanson 1293 3rd Ave LLC, a New York limited liability company, which is wholly owned by Chanson NY;

●	“Chanson Broadway” are to Chanson 2040 Broadway LLC, a New York limited liability company, which is wholly owned by Chanson NY;

●	“Chanson Greenwich” are to Chanson 355 Greenwich LLC, a New York limited liability company, which is wholly owned by Chanson NY;

●	“Chanson International,” “we,” “us,” “our Company,” or the “Company” are to Chanson International Holding, an exempted company with limited liability incorporated under the laws of Cayman Islands and formerly known as RON Holding Limited;

●	“Chanson NY” are to George Chanson (NY) Corp., a New York corporation, which is wholly owned by Xinjiang United Family (as defined below);

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Class A Ordinary Shares” are to Class A ordinary shares of Chanson International, par value $0.001 per share;

●	“Class B Ordinary Shares” are to Class B ordinary shares of Chanson International, par value $0.001 per share;

●	“Deen Global” are to our wholly owned subsidiary, Deen Global Limited, a British Virgin Islands company;

●	“Jenyd” are to Deen Global’s wholly owned subsidiary, Jenyd Holdings Limited, a Hong Kong corporation;

●	“ordinary shares” are to Class A Ordinary Shares and Class B Ordinary Shares;

●	“the operating entities” are to Xinjiang United Family and its branch offices, the VIEs, Chanson 23rd Street, Chanson Greenwich, and Chanson 3rd Ave;

●	the “PRC Stores” are to a bakery chain consisting of 33 stores operated by Xinjiang United Family and the VIEs under our “George ChansonTM” brand in Xinjiang;

●	the “U.S. Stores” are to Chanson 23rd Street, Chanson Greenwich, and Chanson 3rd Ave;

●	the “VIEs,” the “United Family Group,” or “UFG” are to 29 individually-owned businesses organized under the laws of the PRC, 28 of which are owned independently by our Chairman, Mr. Gang Li, and one of which is owned independently by Ms. Hui Wang, the Marketing Director of Xinjiang United Family;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States;

●	“VIE” are to variable interest entity;

●	“Xinjiang” are to the Xinjiang Uygur Autonomous Region of the PRC; and

●	“Xinjiang United Family” or “our PRC subsidiary” are to Xinjiang United Family Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Jenyd.

The functional currency of Xinjiang United Family, our wholly owned indirect subsidiary in the PRC, and the VIEs, is Renminbi (“RMB”), the currency of China, and the functional currency of Chanson 23rd Street, Chanson Greenwich, Chanson 3rd Ave, and Chanson Broadway, our wholly owned indirect subsidiaries in New York City, is U.S. dollars. Our consolidated financial statements are presented in U.S. dollars. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on exchange rates of RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

ii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

Our Corporate Structure

Corporate Structure

We are a holding company incorporated in the Cayman Islands and not a Chinese operating company. As a holding company with no material operations of our own, we currently conduct our business through:

(i)	an association between Xinjiang United Family and the VIEs known as the “United Family Group” or “UFG”: 28 of the entities that comprise UFG (each a “UFG Entity” and, collectively, the “UFG Entities”) are owned independently by our Chairman, Mr. Gang Li, and one of the entities is owned independently by Ms. Hui Wang, the Marketing Director of Xinjiang United Family. Mr. Gang Li and Ms. Hui Wang are referred herein individually as a “UFG Operator” and collectively as the “UFG Operators.” For accounting purposes, we control and receive the economic benefits of the UFG Entities through the VIE Agreements, which enable us to consolidate the financial results of the VIEs in our consolidated financial statements under U.S. GAAP, and the structure involves unique risks to investors. For more details on the United Family Group, please see “—The United Family Group.” Our Class A Ordinary Shares are shares of Chanson International, the offshore holding company in the Cayman Islands, instead of shares of Xinjiang United Family or the UFG Entities. The VIE structure provides contractual exposure to foreign investment in China-based companies. Chinese law, however, does not prohibit direct foreign investment in the VIEs. As a result of our use of the VIE structure, investors may never directly hold equity interests in the UFG Entities;

(ii)	Xinjiang United Family and its three branch offices; and

(iii)	Chanson 23rd Street, Chanson Greenwich, Chanson 3rd Ave, and Chanson Broadway (currently under renovation for an opening planned in May 2023).

The following diagram illustrates our corporate structure as of the date of this annual report:

Notes: All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class B Ordinary Shares will be entitled to 10 votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share.

(1)	Represents 2,700,000 Class A Ordinary Shares and 5,670,000 Class B Ordinary Shares held by Gang Li, the 100% owner of Danton Global Limited, as of the date of this annual report.

(2)	Represents 270,000 Class B Ordinary Shares held by Jihong Cai, the 100% owner of Haily Global Limited, as of the date of this annual report.

(3)	Represents an aggregate of 360,000 Class A Ordinary Shares held equally by two corporate shareholders, each one of which holds less than 5% of our voting ownership interests, as of the date of this annual report.

The following is a complete list of the stores of Xinjiang United Family and UFG as of the date of this annual report, together with their recognized commercial name and relationship to Xinjiang United Family.

	Legal Name of Entity	Commercial Name	Nature of Entity
1	Urumqi Midong District George Chanson Bakery	Midong	Part of UFG – owned 100% by Mr. Gang Li and operated under the VIE Agreements among Mr. Gang Li, this entity, and Xinjiang United Family

2	Shayibake District Yining Rd. George Chanson Bakery	Dehui Wanda	Same as above

3	Changji George Chanson Youhao Supermarket Bakery	Changji Youhao	Same as above

4	Changji George Chanson Bakery	Changji Huijia	Same as above

5	Tianshan District Xinhua North Rd. George Chanson Bakery	Hongshan	Same as above

6	Tianshan District Xinmin Rd. George Chanson Bakery	Beimen	Same as above

7	Tianshan District Minzhu Rd. George Chanson Bakery	Minzhu	Same as above

8	Tianshan District Jianquan No.3 Rd. George Chanson Bakery	Riyue Xingguang	Same as above

9	Tianshan District Jiefang North Rd. George Chanson Bakery	Wanyancheng	Same as above

10	Urumqi Economics and Technology Development District George Chanson Bakery on Kashi West Rd.	Huarun Wanjia	Same as above

11	Xinshi District Liyushan South Rd. George Chanson Bakery	Medical College	Same as above

12	Xinshi District Changchun South Rd. George Chanson Bakery	Changchun	Same as above

13	Xinshi District Beijing Middle Rd. United Family Chanson Bakery	Huijia Third Floor	Same as above

14	Xinshi District Suzhou East Rd. Chanson Bakery	Baishang	Same as above

15	Xinshi District Suzhou Rd. Xiaoxigou Chanson Bakery	Xiaoxigou	Same as above

16	Xinshi District South No.3 Rd. Chanson Bakery	Railway Bureau	Same as above

17	Urumqi Economics and Technology Development District George Chanson Bakery on Xuanwuhu Rd.	Economics Development Wanda	Same as above

18	Shayibake District Youhao South Rd. Chanson Bakery	Hongshan Lifestyle Store	Same as above

19	Shuimogou District South Nanhu Rd. George Chanson Bakery	Nanhu	Same as above

20	Xinshi District Hebei East Rd. George Chanson Bakery	Hebei Road Huarun	Same as above

21	Urumqi Toutunhe District George Chanson Bakery on Zhongya South Rd.	Degang Wanda	Same as above

22	Shayibake District Karamay West Rd. Chanson Bakery	Xinbei Yuanchun	Same as above

23	Shayibake District Qitai Rd. Hemeijia Chanson Bakery	Dehui Wangda Fourth Floor	Same as above

	Legal Name of Entity	Commercial Name	Nature of Entity
24	Tianshan District Qingnian Rd. Chanson Bakery	Qingnian Road Haojiaxiang	Same as above

25	Xinshi District Liyushan North Rd. Hemeijia Bakery	Vanke Jincheng Huafu	Same as above

26	Xinshi District Changchun North Rd. Chanson Bakery	Gaoxin Wanda	Same as above

27	Tianshan District Guangming Rd. Chanson Coffee Bakery	Shidai Guangchang	Same as above

28	Shayibake District Youhao North Rd. Chanson Coffee Bakery	Meimei No. 2	Same as above

29	Shihezi Hemeijia Bakery No.1	Shihezi	Part of UFG – owned 100% by Ms. Hui Wang and operated under agreements among Ms. Hui Wang, this entity, and Xinjiang United Family

30	Xinjiang United Family Trading Co., Ltd. Tianshan District Chanson Bakery	Tianbai	A branch office of Xinjiang United Family

31	Xinjiang United Family Trading Co., Ltd. Chanson Bakery Urumqi Branch	Wenhua	A branch office of Xinjiang United Family

32	Xinjiang United Family Trading Co., Ltd. Urumqi Meimei Chanson Bakery	Meimei	A branch office of Xinjiang United Family

33	Xinjiang United Family Trading Co., Ltd. Ruitai Chanson Bakery	Ruitai	A store operated by Xinjiang United Family, not a separate legal entity

34	Chanson 23rd Street LLC	Chanson 23rd Street	A wholly owned indirect subsidiary of Xinjiang United Family

35	Chanson 355 Greenwich LLC	Chanson Greenwich	Same as above

36	Chanson 1293 3rd Ave LLC	Chanson 3rd Ave	Same as above.

37	Chanson 2040 Broadway LLC	Chanson Broadway	Same as above. We expect Chanson Broadway to open in May 2023.

For ease of reference, unless it is necessary to the understanding of the context to differentiate, throughout this annual report we will refer to all of the above entities collectively as our “stores” and, to the extent we refer to a specific entity listed in the table above, we refer to such entity by its commercial name.

The United Family Group

Each UFG Entity was established as an individually-owned business and, for accounting purposes, Xinjiang United Family controls the UFG Entities through the VIE Agreements, which enables us to consolidate the financial results of the UFG Entities in our consolidated financial statements. The VIE Agreements are designed so that the operations of the VIEs are solely for the benefit of Xinjiang United Family and ultimately, the Company, as a result of our direct ownership in Xinjiang United family. As such, under U.S. GAAP, the Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIEs for accounting purposes only and must consolidate the VIEs because it met the conditions under U.S. GAAP to consolidate the VIEs.

UFG’s revenue accounted for 39%, 56%, and 76% of our total revenue for the years ended December 31, 2022, 2021, and 2020, respectively. UFG consists of 29 VIEs. Our Chairman, Mr. Gang Li, is the sole owner of 28 UFG Entities, and Ms. Hui Wang, the Marketing Director of Xinjiang United Family, is the sole owner of one UFG Entity.

Each of the VIE Agreements is described below:

Exclusive Service Agreement

Pursuant to the Exclusive Service Agreement between Xinjiang United Family and the applicable UFG Operator, who is the sole operator of the UFG Entity, Xinjiang United Family is in charge of all aspects of the UFG Entity’s operation, manages all matters and funds of UFG Entity, and enjoys all the other responsibilities and rights enjoyed by the UFG Operator in accordance with the applicable law, on an exclusive basis. For services rendered to the UFG Entity by Xinjiang United Family under the Exclusive Service Agreement, Xinjiang United Family is entitled to collect a service fee equal to the net profit after tax of the UFG Entity.

The term of the Exclusive Service Agreement is 10 years, unless terminated earlier by Xinjiang United Family with a 30-day prior notice. The UFG Entity does not have the right to terminate that agreement unilaterally. The agreement would renew automatically by 10 years after expiration, with no limit on times of renewal.

Xinjiang United Family has absolute authority over the management of the UFG Entity, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing, and other operational functions. The Exclusive Service Agreement does not prohibit related party transactions. The audit committee of Chanson International is required to review and approve in advance any related party transactions, including transactions involving the UFG Entity.

Pledge Agreement

Under the Pledge Agreement between Xinjiang United Family and the UFG Operator, the UFG Operator pledged all of his or her assets for the business of the UFG Entity to Xinjiang United Family to guarantee the performance of the UFG Operator’s obligations under the Exclusive Service Agreement, Call Option Agreement, and Operating Rights Proxy Agreement (collectively, the “Transaction Agreements”). Under the terms of the Pledge Agreement, in the event that the UFG Entity or the UFG Operator breaches their respective contractual obligations under the Transaction Agreements, Xinjiang United Family, as pledgee, will be entitled to certain rights, including, but not limited to, the right to dispose of the pledged assets in accordance with applicable PRC laws. The UFG Operator further agreed not to dispose of the pledged assets or take any actions that would prejudice Xinjiang United Family’s interest.

The Pledge Agreement is effective until the latest date of the following: (1) the secured debt in the scope of pledge is cleared off; (2) Xinjiang United Family, as pledgee, exercise its pledge rights pursuant to provisions and conditions of the Pledge Agreement; and (3) the UFG Operator, as pledger, transfer all the pledged assets to Xinjiang United Family according to the Call Option Agreement, or other entity or individual designated by it.

The purposes of the Pledge Agreement are to (1) guarantee the performance of the UFG Operator’s obligations under the Exclusive Service Agreement, (2) make sure the UFG Operator does not transfer or assign the pledged assets, or create or allow any encumbrance that would prejudice Xinjiang United Family’s interests without Xinjiang United Family’s prior written consent, and (3) provide Xinjiang United Family control over the UFG Entity for accounting purposes. In the event the UFG Entity or UFG Operator breaches its contractual obligations under the Transaction Agreements, Xinjiang United Family will be entitled to foreclose on the UFG Operator’s assets in the UFG Entity and may (1) exercise its option to purchase or designate third parties to purchase part or all of the UFG Operator’s assets in the UFG Entity and in this situation, Xinjiang United Family may terminate the Pledge Agreement and the other VIE agreements after acquisition of all assets in the UFG Entity or form a new VIE structure with any third party designated by Xinjiang United Family, or (2) dispose of the pledged assets and be paid in priority out of proceeds from the disposal in which case the existing VIE structure will be terminated.

Call Option Agreement

Under the Call Option Agreement, the UFG Operator irrevocably granted Xinjiang United Family an exclusive option to require the UFG Operator to transfer, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of his or her assets in the UFG Entity to Xinjiang United Family (or its designee). The option price is the minimum amount to the extent permitted under PRC law.

Under the Call Option Agreement, Xinjiang United Family may at any time under any circumstances, require the UFG Operator to transfer, at its discretion, to the extent permitted under PRC law, all or part of the UFG Operator’s assets in the UFG Entity to Xinjiang United Family (or its designee).

The Call Option Agreement remains effective until all the equity or assets of the UFG Entity is legally transferred under the name of Xinjiang United Family and/or other entity or individual designated by it.

Operating Rights Proxy Agreement and Powers of Attorney

Under the Operating Rights Proxy Agreement and the Powers of Attorney, the UFG Operator entrusted Xinjiang United Family or the personnel designated by it then to act as his or her proxy and exercise his or her rights as the sole operator of the UFG Entity, including but not limited to: (a) exercising operating rights; (b) getting access to financial information of the UFG Entity; (c) making resolutions about the disposition of the assets of the UFG Entity; (d) approving annual budgets of the UFG Entity or announcing dividends; (e) making resolutions about dissolution or liquidation of the UFG Entity, forming the liquidating committee, and exercising the authorities in the course of liquidation; (f) filing any required document to the company registration agency or any other relevant agency; and (g) signing any resolution.

The Operating Rights Proxy Agreement and the Powers of Attorney shall be retrospectively effective from their date of execution and maintain the effectiveness so long as the UFG Operator holds the operating rights of the UFG Entity.

Spousal Consents

The spouses of the UFG Operators, agreed, via spousal consents, to the execution of the “Transaction Documents” including: (a) Exclusive Service Agreement entered into with Xinjiang United Family; (b) Call Option Agreement entered into with Xinjiang United Family; (c) Operating Rights Proxy Agreement entered into with Xinjiang United Family; (d) Pledge Agreement entered into with Xinjiang United Family; and (e) Powers of Attorney executed by the UFG Operators, and the disposal of the operating rights or the assets for the business of the UFG Entity held by the UFG Operators and registered in their names.

The spouses of the UFG Operators further undertake not to make any assertions in connection with the operating rights and assets of the UFG Entity which are held by the UFG Operators. The spouses of the UFG Operators confirm that the UFG Operators can perform their obligations under the Transaction Documents and further amend or terminate the Transaction Documents without their authorization or consent. The spouses of the UFG Operators undertake to execute all necessary documents and take all necessary actions to ensure appropriate performance of the Transaction Documents.

The spouses of the UFG Operators also undertake that if they obtain any operating rights and assets of the UFG Entity which are held by the UFG Operators for any reasons, they shall be bound by the Transaction Documents entered into between the UFG Operators and Xinjiang United Family (as amended time to time) and comply with the obligations thereunder as an operator of the UFG Entity. For this purpose, upon Xinjiang United Family’s request, they shall sign a series of written documents in substantially the same format and content as the Transaction Documents (as amended from time to time).

Although each UFG Entity has its own set of agreements with Xinjiang United Family, the terms and conditions of their agreements with Xinjiang United Family are identical. As a result of the understandings and agreements, for accounting purposes, we control and receive the economic benefits of the UFG Entities through the VIE Agreements, which enable us to consolidate the financial results of the VIEs in our consolidated financial statements under U.S. GAAP. Except as set forth in these agreements, the UFG Operators are not entitled to any other compensation in connection with their ownership of all the UFG Entities.

Risks Associated with our Corporate Structure and the VIE Agreements

Because we do not directly hold equity interests in the VIEs, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles and the validity and enforcement of the VIE Agreements. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations, and the value of our Class A Ordinary Shares may depreciate significantly or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report. See “—D. Risk Factors—Risks Relating to Our Corporate Structure,” “—D. Risk Factors—Risks Relating to Doing Business in the PRC,” and “—D. Risk Factors—Risks Relating to Our Class A Ordinary Shares and the Trading Market.”

The VIE Agreements may not be as effective as direct ownership in providing operational control. For instance, the UFG Entities and the UFG Operators could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The UFG Operators may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements. In the event that the UFG Entities or the UFG Operators fail to perform their respective obligations under the VIE Agreements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. In addition, even if legal actions are taken to enforce such arrangements, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. See “—D. Risk Factors—Risks Relating to Our Corporate Structure—The VIE Agreements with the UFG Entities and the UFG Operators may not be effective in providing control over the UFG Entities” and “—D. Risk Factors—Risks Relating to Our Corporate Structure—The VIE Agreements with the UFG Entities are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under the VIE Agreements.”

Risks Associated with being based in the PRC

We are subject to certain legal and operational risks associated with having the majority of our operations in China, which could cause the value of our securities to significantly decline or become worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of the VIEs, significant depreciation or a complete loss of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we, our PRC subsidiary, and the VIEs have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. As confirmed by our PRC counsel, Dentons Law Offices, LLP (Guangzhou) (“Dentons”), we are not subject to cybersecurity review with the Cyberspace Administration of China (the “CAC”) under the Cybersecurity Review Measures that became effective on February 15, 2022, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures; we are also not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) is enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offerings.”

Since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (i) establishing the National Anti-Monopoly Bureau; (ii) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law of the PRC (amended on June 24, 2022 and effective on August 1, 2022), the anti-monopoly guidelines for various industries, and the Detailed Rules for the Implementation of the Fair Competition Review System; and (iii) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this annual report, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our or the PRC operating entities’ ability to conduct business or our ability to accept foreign investments or issue our securities to foreign investors because neither we and our subsidiaries, nor our PRC subsidiary and the VIEs engage in monopolistic behaviors that are subject to these statements or regulatory actions.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. As our registration statement on Form F-1 was declared effective on March 29, 2023 and we have completed our initial public offering and listing prior to September 30, 2023, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.” Other than the foregoing, as of the date of this annual report, according to Dentons, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and the VIEs, our ability to accept foreign investments, and our listing on a U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate additional laws, regulations, or implementing rules that require us, our subsidiaries, or the VIEs to obtain regulatory approval from Chinese authorities before listing in the U.S. If we do not receive or maintain such approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

In addition, our Class A Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Our auditor prior to September 29, 2022, Friedman LLP (“Friedman”), had been inspected by the PCAOB on a regular basis in the audit period, and our new auditor, Marcum Asia CPAs LLP (“Marcum Asia”), has been inspected by the PCAOB on a regular basis, with the last inspection in 2020. Neither Friedman nor Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Class A Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares and trading in our Class A Ordinary Shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the U.S. Securities and Exchange Commission (the “SEC”) to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings.”

Permission Required from PRC Authorities

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies, cybersecurity, data privacy protection requirements, and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Mergers & Acquisitions and Overseas Listings.”

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice,” the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC.

Based on the foregoing, as our registration statement on Form F-1 was declared effective on March 29, 2023 and we have completed our initial public offering and listing prior to September 30, 2023, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the “Provisions.” The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company, our subsidiaries, or the VIEs to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters such as cross-border investigation, data privacy, and enforcement of legal claims. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.”

Other than the foregoing, as of the date of this annual report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission or approval from any PRC authorities for our subsidiaries or the VIEs’ operations and to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

Asset Transfers Between Our Company, Our Subsidiaries, and the VIEs

As of the date of this annual report, our Company, our subsidiaries, and the VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, our subsidiaries, and the VIEs do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future.

Our management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our departments and the operating entities. Each department or operating entity initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of our Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred nor a written policy that addresses how we will handle any limitations on cash transfers due to PRC law.

During the years ended December 31, 2022, 2021, and 2020, cash transfers and transfers of other assets between our Company, our subsidiaries, and the VIEs were as follows:

For the Year Ended December 31, 2022
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	VIEs	Xinjiang United Family	414,920	Cash (as working capital) borrowed by the VIEs from Xinjiang United Family
2	VIEs	Xinjiang United Family	1,292,682	Raw materials purchased by the stores under the VIEs on behalf of Xinjiang United Family
3	Xinjiang United Family	VIEs	1,419,306	Raw Materials from the central factory under Xinjiang United Family to the stores under the VIEs
4	Xinjiang United Family	VIEs	2,163,465	Products from the central factory under Xinjiang United Family to the stores under the VIEs

For the Year Ended December 31, 2021
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	VIEs	Xinjiang United Family	159,715	Cash (as working capital) borrowed by the VIEs from Xinjiang United Family
2	VIEs	Xinjiang United Family	1,953,748	Raw materials purchased by the stores under the VIEs on behalf of Xinjiang United Family
3	Xinjiang United Family	VIEs	1,766,804	Raw Materials from the central factory under Xinjiang United Family to the stores under the VIEs
4	Xinjiang United Family	VIEs	2,855,345	Products from the central factory under Xinjiang United Family to the stores under the VIEs

For the Year Ended December 31, 2020
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	VIEs	Xinjiang United Family	423,344	Cash (as working capital) borrowed by the VIEs from Xinjiang United Family
2	VIEs	Xinjiang United Family	1,371,090	Raw materials purchased by the stores under the VIEs on behalf of Xinjiang United Family
3	Xinjiang United Family	VIEs	1,127,716	Raw Materials from the central factory under Xinjiang United Family to the stores under the VIEs
4	Xinjiang United Family	VIEs	1,840,367	Products from the central factory under Xinjiang United Family to the stores under the VIEs

Dividends or Distributions Made to our Company and U.S. Investors and Tax Consequences

As of the date of this annual report, none of our subsidiaries or VIEs have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Class A Ordinary Shares or Class B Ordinary Shares in the future, as a holding company, we will depend on receipt of funds from our PRC subsidiary and from the VIEs to our PRC subsidiary in accordance with the VIE Agreements. Pursuant to the PRC Enterprise Income Tax Law (the “EIT Law”) and its implementation rules, any dividends paid by Xinjiang United Family to Jenyd will be subject to a withholding tax rate of 10%. However, if Jenyd is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (“Double Tax Avoidance Arrangement”) and other applicable laws, the 10% withholding tax on the dividends Jenyd receives from Xinjiang United Family may be reduced to 5%. See “—D. Risk Factors—Risks Relating to Doing Business in the PRC—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Current PRC regulations permit our indirect PRC subsidiary to pay dividends to Jenyd only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in the PRC is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Class A Ordinary Shares or Class B Ordinary Shares.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies, without prior approval of State Administration of Foreign Exchange (“SAFE”), by complying with certain procedural requirements. Specifically, without prior approval of SAFE, cash generated from the operations in PRC may be used to pay dividends to our Company. As of the date of this annual report, our PRC subsidiary, Xinjiang United Family, has conducted the foreign exchange registration related to our Company under the existing PRC foreign exchange regulations, which enables our PRC subsidiary to legally distribute their earnings to our Company.

Our Company’s ability to settle amounts owed under the VIE Agreements relies upon payments made from the VIEs to Xinjiang United Family in accordance with the VIE Agreements. For services rendered to the UFG Entity by Xinjiang United Family under the Exclusive Service Agreement, Xinjiang United Family is entitled to collect a service fee equal to the net profit after tax of the UFG Entity. Pursuant to the Call Option Agreement, Xinjiang United Family may at any time and under any circumstances, require the UFG Operator to transfer, at its discretion, to the extent permitted under PRC law, all or part of the UFG Operator’s assets in the UFG Entity to Xinjiang United Family (or its designee). For restrictions and limitations on our ability to settle amounts owed under the VIE Agreements, please see “—D. Risk Factors—Risks Relating to Our Corporate Structure—The VIE Agreements with the UFG Entities and the UFG Operators may not be effective in providing control over the UFG Entities” and “—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the VIE Agreements do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our Class A Ordinary Shares may decline in value or become worthless.”

Selected Condensed Consolidating Financial Schedule of Chanson International and Its Subsidiaries and the VIEs

The following tables present selected condensed consolidating financial data of Chanson International and its subsidiaries and the VIEs for the years ended December 31, 2022, 2021, and 2020. Chanson International records its investments in its subsidiaries under the equity method. Such investments are presented in the selected condensed consolidating balance sheets of Chanson International as “Investments in subsidiaries” and the profit of the subsidiaries is presented as “Income for equity method investment” in the selected condensed consolidating statements of operations. Pursuant to the VIE Agreements, Chanson International’s wholly owned subsidiary, Xinjiang United Family, has the exclusive right to provide the VIEs services related to business operations, including operational and management consulting services and is entitled to consulting fees, which equal to 100% of the consolidated net income of the VIEs. Accordingly, for the years ended December 31, 2022, 2021, and 2020, Xinjiang United Family recognized the income from VIEs representing net income of the VIEs and financial interest in VIEs since the commencement of the VIE Agreements.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2022
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Revenue	$-	$-	$4,292,218	$3,780,867	$5,198,990	$-	$13,272,075
Cost of revenue	$-	$-	$2,598,039	$2,088,788	$2,482,577	$-	$7,169,404
Income from VIEs	$-	$-	$829,557	$-	$-	$(829,557)	$-
Loss for equity method investment	$(1,288,205)	$(1,288,205)	$-	$-	$-	$2,576,410	$-
Net income (loss)	$(1,288,205)	$(1,288,205)	$924,321	$(2,212,526)	$829,557	$1,746,853	$(1,288,205)
Comprehensive income (loss)	$(1,288,205)	$(841,074)	$1,439,330	$(2,280,404)	$12,721	$1,299,722	$(1,657,910)

	For the Year Ended December 31, 2021
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Revenue	$-	$-	$4,544,478	$1,894,207	$8,251,610	$-	$14,690,295
Cost of revenue	$-	$-	$2,516,966	$1,177,410	$4,065,496	$-	$7,759,872
Income from VIEs	$-	$-	$1,875,684	$-	$-	$(1,875,684)	$-
Income for equity method investment	$506,769	$506,769	$-	$-	$-	$(1,013,538)	$-
Net income (loss)	$506,769	$506,769	$2,027,809	$(1,521,040)	$1,875,684	$(2,889,222)	$506,769
Comprehensive income (loss)	$506,769	$328,920	$1,849,960	$(1,521,040)	$2,142,485	$(2,711,373)	$595,721

	For the Year Ended December 31, 2020
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Revenue	$-	$-	$1,141,748	$1,339,770	$7,831,994	$-	$10,313,512
Cost of revenue	$-	$-	$559,844	$753,890	$3,850,444	$-	$5,164,178
Income from VIEs	$-	$-	$1,005,508	$-	$-	$(1,005,508)	$-
Loss for equity method investment	$(447,151)	$(447,151)	$-	$-	$-	$894,302	$-
Net income (loss)	$(447,151)	$(447,151)	$1,194,255	$(1,641,406)	$1,288,630	$(111,206)	$(164,029)
Comprehensive income (loss)	$(447,151)	$(470,574)	$1,170,832	$(1,641,406)	$1,444,260	$(87,783)	$(31,822)

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of December 31, 2022
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total
Cash and cash equivalents	$-	$-	$499,696	$121,719	$2,294,055	$-	$2,915,470
Intercompany receivable	$9,000	$-	$-	$-	$6,371,993	$(6,380,993)	$-
Total current assets	$9,000	$-	$1,692,294	$741,891	$13,495,628	$(9,472,535)	$6,466,278
Investments in subsidiaries	$(5,634,277)	$(5,388,418)	$-	$-	$-	$11,022,695	$-
Financial interest in VIEs	$-	$-	$3,710,749	$-	$-	$(3,710,749)	$-
Total non-current assets	$(5,634,277)	$(5,388,418)	$5,612,115	$14,882,563	$4,078,979	$7,311,946	$20,862,908
Total Assets	$(5,625,277)	$(5,388,418)	$7,304,409	$15,624,454	$17,574,607	$(2,160,589)	$27,329,186
Intercompany payable	$-	$-	$6,380,993	$-	$-	$(6,380,993)	$-
Total Liabilities	$-	$-	$8,778,443	$19,538,838	$7,307,391	$(9,472,535)	$26,152,137
Total Shareholders’ Equity (Deficit)	$(5,625,277)	$(5,388,418)	$(1,474,034)	$(3,914,384)	$10,267,216	$7,311,946	$1,177,049
Total Liabilities and Shareholders’ Equity (Deficit)	$(5,625,277)	$(5,388,418)	$7,304,409	$15,624,454	$17,574,607	$(2,160,589)	$27,329,186

	As of December 31, 2021
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total
Cash and cash equivalents	$-	$-	$203,587	$167,684	$3,525,541	$-	$3,896,812
Intercompany receivable	$9,000	$-	$-	$-	$6,469,788	$(6,478,788)	$-
Total current assets	$9,000	$-	$1,168,029	$887,802	$13,044,182	$(8,363,157)	$6,745,856
Investments in subsidiaries	$(4,346,072)	$(4,547,344)	$-	$-	$-	$8,893,416	$-
Financial interest in VIEs	$-	$-	$2,881,192	$-	$-	$(2,881,192)	$-
Total non-current assets	$(4,346,072)	$(4,547,344)	$3,457,117	$11,482,509	$6,191,804	$6,012,224	$18,250,238
Total Assets	$(4,337,072)	$(4,547,344)	$4,625,146	$12,370,311	$19,235,986	$(2,350,933)	$24,996,094
Intercompany payable	$-	$-	$6,478,788	$-	$-	$(6,478,788)	$-
Total Liabilities	$-	$-	$7,538,510	$14,004,291	$8,981,491	$(8,363,157)	$22,161,135
Total Shareholders’ Equity (Deficit)	$(4,337,072)	$(4,547,344)	$(2,913,364)	$(1,633,980)	$10,254,495	$6,012,224	$2,834,959
Total Liabilities and Shareholders’ Equity (Deficit)	$(4,337,072)	$(4,547,344)	$4,625,146	$12,370,311	$19,235,986	$(2,350,933)	$24,996,094

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2022
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Net cash provided by (used in) operating activities	$-	$-	$(243,785)	$(1,349,539)	$2,144,672	$-	$551,348
Net cash used in investing activities	$-	$-	$(473,486)	$(188,069)	$(198,479)	$-	$(860,034)
Net cash provided by (used in) financing activities	$-	$-	$1,446,025	$1,491,643	$(2,927,739)	$-	$9,929

	For the Year Ended December 31, 2021
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Net cash provided by (used in) operating activities	$-	$-	$(953,910)	$(1,704,654)	$4,436,810	$-	$1,778,246
Net cash used in investing activities	$-	$-	$(799,123)	$(942,003)	$(289,795)	$-	$(2,030,921)
Net cash provided by (used in) financing activities	$-	$-	$1,534,818	$1,965,970	$(3,679,028)	$-	$(178,240)

	For the Year Ended December 31, 2020
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Net cash provided by (used in) operating activities	$-	$-	$575,362	$(1,586,715)	$2,257,030	$-	$1,245,677
Net cash used in investing activities	$-	$-	$(33,215)	$(312,049)	$(229,069)	$-	$(574,333)
Net cash provided by (used in) financing activities	$-	$-	$(1,990,731)	$1,141,352	$-	$-	$(849,379)

ROLL-FORWARD OF INVESTMENT IN SUBSIDIARIES AND VIES

Balance, December 31, 2019	$(4,405,690)
Comprehensive loss for the year	(447,151)
Balance, December 31, 2020	$(4,852,841)
Comprehensive income for the year	506,769
Balance, December 31, 2021	$(4,346,072)
Comprehensive loss for the year	(1,288,205)
Balance, December 31, 2022	$(5,634,277)

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Corporate Structure

Our corporate structure, in particular the VIE Agreements, are subject to significant risks, as set forth in the following risk factors.

The VIE Agreements with the UFG Entities and the UFG Operators may not be effective in providing control over the UFG Entities.

A substantial part of our current revenue and net income is derived from the UFG Entities. We do not have an ownership interest in any of the UFG Entities. For accounting purposes, our wholly owned subsidiary directs the activities and receives the economic benefits of the VIEs through the VIE Agreements, which enable us to consolidate the financial results of the VIEs in our consolidated financial statements under U.S. GAAP. The VIE Agreements, however, may not be as effective in providing us with the necessary control over each UFG Entity and its operations. Any deficiency in the VIE Agreements may result in our loss of control over the management and operations of the UFG Entities, which will result in a significant loss in the value of an investment in our Company. We rely on contractual rights through the VIE Agreements to effect management of the UFG Entities, which exposes us to the risk of potential breach of contract by the UFG Operators. In addition, since our Chairman, Mr. Gang Li, and Ms. Hui Wang, the Marketing Director of Xinjiang United Family, currently own 100% of the equity interests in 28 and one UFG Entities, respectively, it may be difficult for us to change our corporate structure if such UFG Operators refuse to cooperate with us.

The VIE Agreements with the UFG Entities are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under the VIE Agreements.

As the VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC, they will be interpreted in accordance with PRC law and any disputes will be resolved in accordance with PRC legal procedures. Disputes arising from the VIE Agreements will be resolved through arbitration in the PRC, although these disputes do not include claims arising under the U.S. federal securities law and thus do not prevent you from pursuing claims under the U.S. federal securities law. The legal environment in the PRC is not as developed as in the U.S. As a result, uncertainties in the PRC legal system could further limit our ability to enforce the VIE Agreements, through arbitration, litigation, and other legal proceedings remain in the PRC, which could limit our ability to enforce the VIE Agreements, and we may not be deemed to have a controlling financial interest in, or be the primary beneficiary of, the VIEs for accounting purposes. Furthermore, these contracts may not be enforceable in the PRC if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce the VIE Agreements, we may not be able to exert effective control over the UFG Entities for accounting purposes, and our ability to conduct our business may be materially and adversely affected.

If the PRC government determines that the VIE Agreements do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our Class A Ordinary Shares may decline in value or become worthless.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to VIEs. There are currently no relevant laws or regulations in the PRC that prohibit companies whose entity interests are within the PRC from listing on overseas stock exchanges. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report. Although we believe that our corporate structure and the VIE Agreements comply with current applicable PRC laws and regulations, in the event that PRC government determines that the VIE Agreements do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our Class A Ordinary Shares may decline in value or become worthless.

We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

A substantial part of our business is conducted through the UFG Entities, which currently are considered for accounting purposes as VIEs, and we are considered the primary beneficiary, enabling us to consolidate our financial results in our consolidated financial statements. In the event that in the future a company we hold as a VIE would no longer meet the definition of a VIE, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line that entity’s financial results in our consolidated financial statements for PRC purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary, we would be required to consolidate that entity’s financial results in our consolidated financial statements for PRC purposes. If such entity’s financial results were negative, this could have a corresponding negative impact on our operating results for PRC purposes. However, any material variations in the accounting principles, practices, and methods used in preparing financial statements for PRC purposes from the principles, practices, and methods generally accepted in the U.S. and in the SEC accounting regulations must be discussed, quantified, and reconciled in financial statements for the U.S. GAAP and SEC purposes.

The VIE Agreements between Xinjiang United Family and UFG may result in adverse tax consequences.

PRC laws and regulations emphasize the requirement of an arm’s length basis for transfer pricing arrangements between related parties. The laws and regulations also require enterprises with related party transactions to prepare transfer pricing documentation to demonstrate the basis for determining pricing, the computation methodology, and detailed explanations. Related party arrangements and transactions may be subject to challenge or tax inspection by the PRC tax authorizes.

Under a tax inspection, if our transfer pricing arrangements between Xinjiang United Family and UFG are judged as tax avoidance, or related documentation does not meet the requirements, Xinjiang United Family and UFG may be subject to material adverse tax consequences, such as transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purpose, of adjustments recorded by Xinjiang United Family, which could adversely affect us by (i) increasing UFG’s tax liabilities without reducing our subsidiaries’ tax liabilities, which could further result in interest being levied to us for unpaid taxes or (ii) limiting the ability of our PRC companies to maintain preferential tax treatment and other financial incentives.

Our controlling shareholder has potential conflicts of interest with our Company which may adversely affect our business.

Mr. Gang Li is our controlling shareholder and Chairman. 28 of the UFG Entities are owned independently by Mr. Li. Given his significant interest in our Company, there is a risk that when conflicts of interest arise, Mr. Li will not act completely in the best interests of our shareholders (as opposed to his personal interest) or that conflicts of interests will be resolved in our favor. For example, he may determine that it is in UFG’s interests to sever the VIE Agreements with us, irrespective of the effect such action may have on us. Mr. Li has acted guarantor to certain loans of Xinjiang United Family, which may create conflicts of interest with our Company. In addition, he could violate his fiduciary duties by diverting business opportunities from us to others, thereby affecting the amount of payment UFG is obligated to remit to us under the consulting services agreements.

Our board of directors is comprised of a majority of independent directors. These independent directors may be in a position to deter and counteract the actions of our officers or non-independent directors (including, potentially, Mr. Li) that are against our interests. We cannot, however, give any assurance as to how the independent directors will act in any given circumstance. Further, if we or the independent directors cannot resolve any conflicts of interest between us and those of our officers and directors who are management members of our affiliated companies in the PRC, we would have to rely on legal proceedings, which could result in the disruption of our business.

In the event that you believe that your rights have been infringed under the securities laws or otherwise as a result of any one of the circumstances described above, it may be difficult or impossible for you to bring an action against us or our officers or directors who reside within the PRC. Even if you are successful in bringing an action, the PRC laws may render you unable to enforce a judgment against our assets and management, most of which are located in the PRC.

We rely on the approval certificates and business license held by UFG, and any deterioration of the relationship between Xinjiang United Family and UFG could materially and adversely affect our overall business operations.

Pursuant to the VIE Agreements, a substantial part of our business in the PRC will be undertaken on the basis of the approvals, certificates, business licenses, and other requisite licenses held by each UFG Entity. There is no assurance that each UFG Entity will be able to renew its licenses or certificates when their terms expire with substantially similar terms as the ones they currently hold.

Further, our relationship with each UFG Entity is governed by the VIE Agreements, which are intended to enable us, through our indirect ownership of Xinjiang United Family, to have a controlling financial interest in and be the primary beneficiary of each UFG Entity for accounting purposes. However, the VIE Agreements may not be effective in providing control over the applications for and maintenance of the licenses required for our business operations. Any UFG Entity could violate the VIE Agreements, go bankrupt, suffer from difficulties in its business, or otherwise become unable to perform its obligations under the VIE Agreements and, as a result, our operations, reputation, business and stock price could be severely harmed.

The exercise of our option to purchase part or all of the assets of any UFG Entity under the Call Option Agreement might be subject to approval by the PRC government. Our failure to obtain this approval may impair our ability to substantially control the UFG Entities and could result in actions by the UFG Entities that conflict with our interests.

Our Call Option Agreement with UFG gives Xinjiang United Family the option to purchase all or part of the assets of UFG. However, the option may not be exercised if the exercise would violate any applicable laws and regulations in the PRC or cause any license or permit held by, and necessary for the operation of UFG, to be cancelled or invalidated. If we decide to exercise such a call option and PRC government approval is required and we do not, or cannot, obtain such approval, we may be unable to purchase the assets that are the subject of such call option.

Because we rely on the Exclusive Service Agreement with each UFG Entity for our revenue, the termination of these agreements would severely and detrimentally affect our continuing business viability under our current corporate structure.

We are a holding company and during the years ended December 31, 2022, 2021, and 2020, approximately 39%, 56%, and 76% of our revenue was derived from the UFG Entities, respectively. As a result, we currently rely for our revenue on dividends payments from Xinjiang United Family after it receives payments from the UFG Entities pursuant to the exclusive service agreements. The term of the exclusive service agreement is 10 years, unless terminated earlier by Xinjiang United Family with a 30-day prior notice. UFG does not have the right to terminate that agreement unilaterally. The agreement would renew automatically by 10 years after expiration, with no limit on times of renewal. Because neither we nor our subsidiaries own equity interests of UFG, the termination of the exclusive service agreement would sever our ability to continue receiving payments from the UFG Entities under our current holding company structure. While we are currently not aware of any event or reason that may cause the exclusive service agreement to terminate, such an event or reason may occur in the future. In the event that the exclusive service agreements are terminated, this may have a severe and detrimental effect on our continuing business viability under our current corporate structure, which, in turn, may affect the value of your investment.

Risks Relating to Doing Business in the PRC

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.

Most of our assets are owned and most of our operations are conducted through our PRC subsidiary and the VIEs located in China. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, reduce demand for the products of our PRC subsidiary and the VIEs, and weaken our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect our business and operating results.

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiary and the VIEs are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are a company incorporated under the laws of the Cayman Islands, and we conduct most of our operations in China and most of our assets are located in China. In addition, all of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of U.S. securities laws or those of any U.S. state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law (“Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Given the Chinese government’s significant oversight and discretion over the conduct of the business of our PRC subsidiary and the VIEs, the Chinese government may intervene or influence their operations at any time, which could result in a material change in the operations of our PRC subsidiary and the VIEs and/or the value of our Class A Ordinary Shares.

The Chinese government has significant oversight and discretion over the conduct of our PRC subsidiary and the VIEs and may intervene or influence their operations at any time as the government deems appropriate to further regulatory, political, and societal goals, which could result in a material change in the operations of our PRC subsidiary and the VIEs and/or the value of our Class A Ordinary Shares.

The Chinese government has recently published new policies that significantly affected certain industries such as the education and Internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect the business, financial condition, and results of operations of our PRC subsidiary and the VIEs. Furthermore, if China adopts more stringent standards with respect to certain areas such as environmental protection or corporate social responsibilities, our PRC subsidiary and the VIEs may incur increased compliance costs or become subject to additional restrictions in their operations. Certain areas of the law in China, including intellectual property rights and confidentiality protections, may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on the business operations of our PRC subsidiary and the VIEs, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you.

Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiary or the VIEs or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiary or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiary and the VIEs to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our PRC subsidiary and the VIEs’ compliance with such regulations or interpretations. As such, our PRC subsidiary and the VIEs may be subject to various government and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we believes our Company, our PRC subsidiary, and the VIEs, are currently not required to obtain permission from any Chinese authorities and have not received any notice of denial of permission to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of our PRC subsidiary or the VIEs at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiary or the VIEs, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offerings.

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further requires that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this annual report, we have not received any notice from any authorities identifying our PRC subsidiary or the VIEs as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. As the Cybersecurity Review Measures became effective and if the Security Administration Draft is enacted as proposed, we believe that the operations of our PRC subsidiary and the VIEs and our listing will not be affected and that we are not subject to cybersecurity review and network data security review by the CAC, given that: (i) as companies that mainly manufacture and sell bakery products, our PRC subsidiary and the VIEs are unlikely to be classified as CIIOs by the PRC regulatory agencies; (ii) our PRC subsidiary and the VIEs make substantially all of their bakery product sales through physical stores and only a small amount through online stores, mostly on third-party online food ordering platforms, and they do not collect personal data of customers who use their membership cards, which function as reloadable prepaid cards, for purchase; as a result, we possess personal data of fewer than one million individual clients in our business operations as of the date of this annual report; and (iii) since our PRC subsidiary and the VIEs are in the bakery industry, data processed in our business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Mergers & Acquisitions and Overseas Listings.”

According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC.

Based on the foregoing, as our registration statement on Form F-1 was declared effective on March 29, 2023 and we have completed our initial public offering and listing prior to September 30, 2023, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company, our subsidiaries, or the VIEs to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Opinions, the Trial Measures, the revised Provisions and any related implementing rules to be enacted may subject us to additional compliance requirements in the future. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with all new regulatory requirements of the Opinions, the Trial Measures, the revised Provisions, or any future implementing rules on a timely basis, or at all.

Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the HFCA Act. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also states that the SEC staff is actively assessing how best to implement the other requirements of the HFCA Act, including the identification process and the trading prohibition requirements.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

Our auditor prior to September 29, 2022, Friedman, was registered with the PCAOB and had been inspected by the PCAOB on a regular basis in the audit period. Our new auditor, Marcum Asia, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis, with the last inspection in 2020. Neither Friedman nor Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our offerings and we cannot assure you whether the national securities exchange we apply to for listing or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditors’ audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. In addition, the HFCA Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within three years, may result in the delisting of our Company or prohibition of trading in our Class A Ordinary Shares in the future if the PCAOB is unable to inspect our accounting firm at such future time. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the VIEs by the PRC government to transfer cash.

Relevant PRC laws and regulations permit the companies in the PRC to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, each of the companies in the PRC are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in the PRC are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, in order for us to pay dividends to our shareholders, we will rely on payments made from the VIEs to Xinjiang United Family, pursuant to the VIE Agreements, and the distribution of such payments to Jenyd as dividends from Xinjiang United Family, and then to our Company. If Xinjiang United Family and the VIEs incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a tax resident enterprise of the PRC for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “—Under the EIT Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

The PRC government also imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The majority of our, Xinjiang United Family’s, and the VIEs’ income is received in RMB and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

As a result of the above, to the extent cash in the business is in the PRC or a PRC entity, such funds or assets may not be available to fund operations or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the VIEs by the PRC government to transfer cash.

Failure to obtain requisite approvals, licenses, or permits or failure to comply with any requirements of PRC laws, regulations, and policies may materially and adversely affect our daily operations and hinder our growth.

The operations of the PRC Stores are subject to extensive legal and regulatory requirements. They are required to hold a number of licenses and permits in connection with their operations, principally including food production permits and food business permits, before commencement of operations. Failure to obtain such permits or loss of or failure to renew them would be in violation of applicable laws and regulations. If the PRC Stores are found to be in violation of applicable laws and regulations, they could be subject to administrative punishment, including fines, injunctions, asset seizures as well as compulsory suspension of business, any of which could have a material adverse effect on their business, financial condition, results of operations, and prospects. As of the date of this annual report, two UFG Entities are applying for the renewal of their food business permits; all the remaining UFG Entities have obtained the food business permit, though some of them did not have the food business permits at the time of opening. The failure of these entities to have the food business permit at the time of opening may subject us to fines or other penalties such as income confiscation, although we have not received any notice of warning or been subject to penalties or other penalties from the relevant governmental authorities regarding conducting our business without the above mentioned permits. The UFG Entities will file renewal requests 30 business days prior to the expiration date of those permits. In general, as long as a business entity operates legally and is in good standing, its renewal request will be approved. The UFG Entities will make their best effort to renew the permits described above but we cannot assure you that they will be able to renew such permits or they will not be subject to any penalties in the future. See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations—Regulations on Food Production and Food Business Operation—Food Production Permit and Food Business Permit.”

Article 45 of the Environmental Protection Law of the People’s Republic of China stipulates that enterprises, institutions, and other producers and operators that implement pollution discharge permit management in China shall discharge pollutants in accordance with the requirements of the pollution discharge license. Based on the situation of the central factory of the PRC Stores, as well as their production equipment and production process, at least a sewage registration is required. As of the date of this annual report, Xinjiang United Family has completed the sewage registration and obtained the sewage registration receipt. See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations—Regulations on Food Production and Food Business Operation—Pollutant Discharge Permit.”

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for the employees of the PRC Stores has also increased in recent years. We expect that the labor costs of the PRC Stores, including wages and employee benefits, will continue to increase. Unless they are able to pass on these increased labor costs to their customers by increasing prices for their products, our profitability and results of operations may be materially and adversely affected.

In addition, the PRC Stores have been subject to stricter regulatory requirements in terms of entering into labor contracts with their employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of their employees. Pursuant to the PRC Labor Contract Law (the “Labor Contract Law”) that became effective in January 2008 and was amended on December 28, 2012, and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that the PRC Stores decide to terminate some of their employees or otherwise change their employment or labor practices, the Labor Contract Law and its implementation rules may limit their ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that the employment practice of the PRC Stores does not and will not violate labor-related laws and regulations in China, which may subject them to labor disputes or government investigations. If the PRC Stores are deemed to have violated relevant labor laws and regulations, they could be required to provide additional compensation to their employees and our business, financial condition, and results of operations could be materially and adversely affected.

Our PRC subsidiary and the VIEs have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject us to penalties.

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees. For more details, please see “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations—Regulations on Employment and Social Welfare—Social Insurance and Housing Fund.” Our PRC subsidiary, Xinjiang United Family, and the VIEs have not made adequate social insurance and housing fund contributions for all employees. Xinjiang United Family and the VIEs may be required to make up the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. As of March 2023, we estimate that the amount of outstanding social insurance premiums was approximately $24,268.61 and the amount of late fees was approximately $1,243.87. If Xinjiang United Family and the VIEs fail to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon them, which potential fine was in the range of $24,898 and $74,695 as of March 2023. With respect to housing fund plans, Xinjiang United Family may be required to pay and deposit housing funds in full and on time within the prescribed time limit. As of March 2023, we estimate that the amount of outstanding housing funds was approximately $53,573.03 and the amount of late fees was approximately $6,200.94. If Xinjiang United Family fails to do so, relevant authorities could file applications to competent courts for compulsory enforcement of payment and deposit.

According to our PRC counsel, however, it is unlikely that Xinjiang United Family and the VIEs would be ordered to pay the overdue social insurance premiums or housing funds, considering that (i) some of the employees of Xinjiang United Family and the VIEs are over the age limit to be paid social insurance premiums and housing funds; (ii) some employees chose to not receive social insurance premiums deposited by Xinjiang United Family and the VIEs and decided to participate in their own voluntary social insurance plans instead, and promised not to ask Xinjiang United Family or the VIEs to make up the payment; (iii) the requirement of social insurance and housing fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations; (iv) pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering unpaid social insurance premiums from enterprises; (v) as of the date of this annual report, Xinjiang United Family and the VIEs have not received any notice or order from the relevant government authorities requesting them to pay social insurance premiums or housing funds in full; (vi) as of the date of this annual report, Xinjiang United Family and the VIEs have not received any complaint or report on outstanding social insurance premiums or housing funds, nor have them had any labor dispute or lawsuit with their employees on payments of social insurance premiums or housing funds; and (vii) the relevant local authorities certified in writing that there were no acts of violating human resources regulations or labor management regulations by Xinjiang United Family. As a result, we did not accrue or record the amounts of outstanding social insurance premiums or housing funds before December 31, 2020, and the amount was deemed not material. Starting from January 1, 2021, we have adequately accrued the social premiums and housing funds and the estimated late fees, if applicable, and have not received any notice or order for payment as of the date of this annual report.

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, SAFE issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (“SAFE Circular 37”). According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles (“SPVs”). SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (“SAFE Notice 13”), effective in June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Notice 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines, or other liabilities.

As of the date of this annual report, all of our current shareholders who are subject to the SAFE Circular 37 and Individual Foreign Exchange Rules have completed the initial registrations with the qualified banks as required by the regulations. We cannot provide any assurance that our future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations, and it remains unclear how these SAFE regulations will be interpreted and implemented in the future. Failure or inability of our PRC resident beneficial owners to comply with these SAFE regulations may subject our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our Company, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offerings to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from our offerings to fund our PRC subsidiary by making loans to or additional capital contributions to our PRC subsidiary, subject to applicable government registration, statutory limitations on amount, and approval requirements. The amount of capital contributions that we may make to Xinjiang United Family is RMB6,000,000 (approximately $857,143), without obtaining approvals from SAFE or other government authorities. Additionally, Xinjiang United Family may increase its registered capital to receive additional capital contributions from us and currently there is no statutory limit to increasing its registered capital, subject to satisfaction of applicable government and filing requirements. Pursuant to relevant PRC regulations, we may provide loans to Xinjiang United Family up to the larger amount of (i) the balance between the registered total investment amount and registered capital of Xinjiang United Family, or (ii) twice the amount of the net assets of Xinjiang United Family calculated in accordance with the People’s Bank of China Circular 9, subject to satisfaction of applicable government registration or approval requirements. For any amount of loans that we may extend to Xinjiang United Family, such loans must be registered with the local counterpart of SAFE. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations—Regulations on Foreign Exchange.” These PRC laws and regulations may significantly limit our ability to use RMB converted from the net proceeds of our offerings to fund the establishment of new entities in China by our PRC subsidiary or to invest in or acquire any other PRC companies through our PRC subsidiary. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our business, including our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of RMB to the U.S. dollar, and RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between RMB and the U.S. dollar remained within a narrow band. Since June 2010, RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right and decided that with effect from October 1, 2016, RMB was determined to be a freely usable currency and would be included in the Special Drawing Right basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen, and the British pound. In the fourth quarter of 2016, RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and RMB appreciated approximately 7% against the U.S. dollar during this one-year period. In 2020, RMB appreciated approximately 6.9% against the U.S. dollar; in 2021, RMB depreciated approximately 2.6% against the U.S. dollar; and in 2022, RMB depreciated approximately 5.5% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future. Since we own and operate stores both in the PRC and the U.S., the fluctuations in exchange rates would have a negative effect on our business and results of operations and financial condition.

Most of our business is conducted in the PRC, and most of our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between RMB and U.S. dollar affect the value of our assets and the results of our operations, when presented in U.S. dollars. The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the U.S. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, as our securities in the U.S. are offered in U.S. dollars, we will need to convert part of the net proceeds we receive into RMB in order to use the funds for our business in the PRC. Changes in the conversion rate between the U.S. dollar and RMB will affect the amount of proceeds we will have available for our business.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Under the EIT Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the EIT Law that became effective in January 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In addition, a circular, known as “SAT Circular 82,” issued in April 2009 by the State Administration of Taxation (“SAT”) and partially amended by People’s Bank of China Circular 9 promulgated in January 2014, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, SAT issued a bulletin, known as “SAT Bulletin 45,” which took effect in September 2011 and amended on June 1, 2015 and October 1, 2016 to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of Chinese controlled offshore incorporated resident enterprises, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

If the PRC tax authorities determine that the actual management organ of Chanson International is within the territory of China, Chanson International may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares. Although up to the date of this annual report, Chanson International has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“SAT Circular 7”). SAT Circular 7 provides comprehensive guidelines relating to indirect transfers of PRC taxable assets (including equity interests and real properties of a PRC resident enterprise) by a non-resident enterprise. In addition, in October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (“SAT Circular 37”), effective in December 2017, which, among others, amended certain provisions in SAT Circular 7 and further clarify the tax payable declaration obligation by non-resident enterprise. Indirect transfer of equity interest and/or real properties in a PRC resident enterprise by their non-PRC holding companies are subject to SAT Circular 7 and SAT Circular 37.

SAT Circular 7 provides clear criteria for an assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. As stipulated in SAT Circular 7, indirect transfers of PRC taxable assets are considered as reasonable commercial purposes if the shareholding structure of both transaction parties falls within the following situations: i) the transferor directly or indirectly owns 80% or above equity interest of the transferee, or vice versa; ii) the transferor and the transferee are both 80% or above directly or indirectly owned by the same party; iii) the percentages in bullet points i) and ii) shall be 100% if over 50% the share value of a foreign enterprise is directly or indirectly derived from PRC real properties. Furthermore, SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers PRC taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority and the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. If the non-resident enterprise, however, voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and assessment of reasonable commercial purposes and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries, and investments. In the event of being assessed as having no reasonable commercial purposes in an indirect transfer transaction, we may be subject to filing obligations or taxed if we are a transferor in such transactions, and may be subject to withholding obligations (to be specific, a 10% withholding tax for the transfer of equity interests) if we are a transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiary, Xinjiang United Family, to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its respective registered capital. Our PRC subsidiary may also allocate a portion of its respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Governmental control of currency conversion may affect the value of your investment and our payment of dividends.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenue in RMB. Under our current corporate structure, Chanson International may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to the Double Tax Avoidance Arrangement, a withholding tax rate of 10% may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties (the “SAT Circular 81”), which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Our PRC subsidiary is wholly owned by our Hong Kong subsidiary. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiary to our Hong Kong subsidiary, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Class A Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Class A Ordinary Shares.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”) and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce of the PRC (“MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is clear that our business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. MOFCOM or other government agencies, however, may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Risks Relating to Our Business

The operating entities’ business is affected by changes in consumer preferences and discretionary spending.

The operating entities’ success depends, in part, upon the popularity of their bakery products and their ability to develop new bakery products that appeal to consumers. Shifts in consumer preferences away from their bakery stores or their product offerings and mix, their inability to develop new products that appeal to consumers could harm the operating entities’ business. The operating entities’ success depends in large part on their customers’ continued belief that food made with high-quality ingredients, including selected proteins raised without antibiotics, their cakes, pastries, and other bakery treats made without artificial preservatives, flavors, sweeteners, or colors from artificial sources are worth the prices charged at the operating entities’ bakery stores relative to the lower prices offered by some of their competitors. The operating entities’ inability to successfully educate customers about the quality of their bakery products or their customers’ rejection of the operating entities’ pricing approach could result in decreased demand for their products or require the operating entities to change their pricing, marketing, or promotional strategies, which could materially and adversely affect our consolidated financial results or the brand identity that the operating entities have created. In addition, the operating entities’ success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, the operating entities may experience declines in sales during economic downturns or during periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on the operating entities’ sales, results of operations, business, and financial condition.

The operating entities’ long-term success depends on their ability to successfully identify and secure appropriate sites and timely develop and expand their operations in existing and new markets.

One of the key means of achieving the operating entities’ growth strategies will be through opening and operating new stores on a profitable basis for the foreseeable future. The operating entities opened one, six, and four new stores in the years ended December 31, 2022, 2021, and 2020, respectively. The operating entities identify target markets, taking into account numerous factors such as the locations of their current stores, demographics, traffic patterns, and, recently, whether known consumer patterns will remain at the same level as prior to the COVID-19 pandemic and if they need to modify the layout of their new stores to minimize contact with customers. The operating entities may not be able to open their planned new stores within budget or on a timely basis, if at all, given the uncertainty of these factors, which could adversely affect their business, financial condition, and results of operations. As the operating entities operate more stores, their rate of expansion relative to the size of our store base will eventually decline.

The number and timing of new stores opened during any given period may be negatively impacted by a number of factors, including:

●	epidemics such as the COVID-19 pandemic;

●	the operating entities’ ability to increase brand awareness and bakery product consumption in areas where they open stores;

●	the identification and availability of sites for store locations with the appropriate size, traffic patterns, local retail and business attractions, and infrastructure that will drive high levels of customer traffic and sales per unit;

●	competition in existing and new markets, including competition for store sites;

●	the negotiation of acceptable lease terms;

●	the operating entities’ ability to obtain all required governmental permits on a timely basis;

●	the operating entities’ ability to control construction and development costs of new stores;

●	the maintenance of adequate distribution capacity, information systems, and other operational system capabilities;

●	integrating new stores into the operating entities’ existing procurement, manufacturing, distribution, and other support operations;

●	the hiring, training, and retention of store management and other qualified personnel;

●	assimilating new store employees into the operating entities’ corporate culture;

●	the effective management of inventory to meet the needs of the operating entities’ stores on a timely basis; and

●	the availability of sufficient levels of cash flow and financing to support the operating entities’ expansion.

Unavailability of attractive store locations, delays in the acquisition or opening of new stores, delays or costs resulting from a decrease in commercial development due to capital constraints, difficulties in staffing and operating new store locations, or lack of customer acceptance of stores in new market areas may negatively impact the operating entities’ new store growth and the costs or the profitability associated with new stores.

Additionally, customer trends, preferences, and demand may vary significantly by region, and the operating entities’ experience in the markets in which they currently operate may not be applicable in other parts of the PRC and the U.S. As a result, the operating entities may not be able to leverage their experience to expand into other parts of the PRC and the U.S. When the operating entities enter new markets, they may face intense competition from companies with greater experience or an established presence in the targeted geographical areas or from other companies with similar expansion targets. In addition, the operating entities’ business model may not be successful in new and untested markets and markets with a different business environment. The operating entities may not be able to grow their revenue in the new cities they enter into, but they will incur substantial costs in connection with any such expansion. Consequently, we cannot assure you that the operating entities will achieve their planned growth or, even if the operating entities are able to grow their store base as planned, that any new stores will be profitable, which could have a material adverse effect on their results of operations.

The operating entities operate in a highly-competitive market and their failure to compete effectively could adversely affect our results of operations.

The market for bakery products is highly competitive. The current competitors of the PRC Stores and the U.S. Stores include international and domestic companies that produce and sell bakery products in Xinjiang and New York City, respectively, and their potential competitors include companies that produce and sell bakery products in other cities in the U.S. The PRC Stores and the U.S. Stores compete for customers primarily on the basis of the price and quality of their products, food safety, brand awareness and loyalty, responsiveness to customer demand and market trends, customer experience, the ability to accurately estimate sales quota and control inventory, production capacity, and operation and management of chain stores. They may not successfully compete with their existing competitors and new competitors may enter the market.

In addition, we cannot predict the pricing or promotion actions of competitors of the PRC Stores and the U.S. Stores or their effect on customer perceptions or the success of advertising and promotional efforts by the PRC Stores and the U.S. Stores. Competitors of the PRC Stores or the U.S. Stores may develop and launch products targeted to compete directly with their products and some of their competitors may have substantially greater financial, marketing, and other resources than they do. This creates competitive pressure that could cause the PRC Stores or the U.S. Stores to lose market share or require them to lower prices, increase advertising expenditures, or increase the use of discounting or promotional campaigns. These competitive factors may also restrict the ability of the PRC Stores and the U.S. Stores to increase prices, including in response to commodity and other cost increases. If the PRC Stores and the U.S. Stores are unable to continue to respond effectively to these and other competitive pressure, their customers may purchase fewer of their products or may insist on prices that erode their margins. These or other developments could materially and adversely affect sales volumes and margins of the PRC Stores and the U.S. Stores and result in a decrease in their operating results, which could have a material adverse effect on our business, financial condition, and results of operations.

Our financial condition, results of operations, and cash flows have been adversely affected by the COVID-19 pandemic.

The COVID-19 pandemic has spread throughout the world, especially in China, the U.S., and Europe. The pandemic has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Both the Chinese and U.S. governments have ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions, and temporarily closing businesses.

Due to the impact of the COVID-19 pandemic, all but one of the PRC Stores were temporarily closed between late January and early March of 2020. The PRC Stores resumed their normal activities on March 8, 2020. However, all the PRC Stores were closed again on July 17, 2020 due to the resurgence of COVID-19 cases in Xinjiang. The PRC Stores resumed their normal activities in September 2020. Due to a resurgence of the COVID-19 pandemic in August 2022 in Xinjiang (the “2022 Outbreak”), which resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, the operations of the PRC Stores and the production in the PRC Stores’ central factory were affected starting from August 10, 2022 and all of the PRC Stores and the central factory were closed between October 5, 2022 and November 30, 2022. The PRC Stores and the central factory started to reopen in early December 2022 and resumed their normal business activities on December 10, 2022, and the PRC Stores have fully recovered from the 2022 Outbreak as of the date of this annual report. The PRC Stores took the following measures during August and September 2022 to mitigate the adverse impact of COVID-19 pandemic and related lockdowns on their business:

●	Selecting multiple suppliers in different cities with back-up supply chain plans. This increased the PRC Stores’ ability to produce and deliver products on schedule and their capacity to switch suppliers flexibly and safely in case of lockdowns in some of the cities.

●	Increasing online sales efforts and cooperating with top-tier online food delivery platforms, including Meituan (美团) and Ele.me (饿了么), to facilitate online sales. These online platforms, together with the PRC Stores’ digital platforms, helped the PRC Stores serve more customers when they were not able to serve customers in person because of the COVID-19 pandemic and the related lockdowns.

●	Operating the central factory in a close loop. The PRC Stores operated the central factory in a close loop and kept it fully self-sufficient, which enabled the PRC Stores to continue producing its products normally during a lock-down period. In addition, the PRC Stores were granted the approval from the local government to operate delivery vehicles and deliver food orders. As a result, the PRC Stores’ entire delivery fleet was able complete delivery orders during lockdown periods, while most local companies were not able to because of lockdown policies.

In addition, consumer demand declines in China have not had a material impact on the business of the PRC Stores, as consumer demand for bakery and beverage products has not declined and usually increases for two to three months after governmental pandemic control measures are lifted based on past experiences of the PRC Stores.

In the U.S., Chanson 23rd Street in New York City provided only delivery and pickup services between the end of February 2020 and the end of June 2020, and resumed outdoor dining services at the end of June 2020 and limited indoor dining services at the end of September 2020. Chanson 23rd Street suspended its indoor dining services again between December 14, 2020 and February 11, 2021 according to an indoor dining ban issued by the Governor of New York State. In addition, the renovation of Chanson Greenwich was delayed and the store opened in December 2021. Chanson 23rd Street resumed its indoor dining services on February 12, 2021 at 25 percent capacity, which was increased to 35 percent on February 26, 2021 and further increased to 50 percent and 75 percent on March 19, 2021 and May 7, 2021, respectively. Starting from May 19, 2021, Chanson 23rd Street has been allowed to provide indoor dining services at full capacity, provided that either diners are seated at least six feet apart or tables are separated by physical barriers. The six-feet rule was later lifted for fully vaccinated people and eventually for all people. As of the date of this annual report, the U.S. Stores are providing indoor dining services at their full capacity.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—COVID-19 Affecting Our Results of Operations.” Consequently, the COVID-19 pandemic has materially adversely affected our business operations and condition and operating results for 2022, 2021, and 2020, including but not limited to material negative impact on our total revenue and net income.

The extent to which the COVID-19 pandemic impacts our results of operations in 2023 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, or the appearance of new or more severe strains of the virus, which are highly uncertain and unpredictable.

Sales of the operating entities’ products are subject to changing customer preferences. If the operating entities do not correctly anticipate such changes, their sales and profitability may decline.

There are a number of trends in customer preferences which have an impact on the operating entities and the bakery industry as a whole. These include, among others, preferences for ready-to-eat, natural, and healthy products. Concerns as to the health impacts and nutritional value of certain bakery products may increasingly result in bakery product manufacturers being encouraged or required to produce products with reduced levels of salt, sugar, and fat and to eliminate trans-fatty acids and certain other ingredients. Customer preferences are also shaped by concern over the environmental impact of products. The success of the operating entities’ business depends on both the continued appeal of their products and, given the varied backgrounds and tastes of their customer base, their ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. Any shift in customer preferences in the markets in which the operating entities operate could have a material adverse effect on their business. Customer tastes are also susceptible to change. The operating entities’ competitiveness therefore depends on their ability to predict and quickly adapt to customer trends, exploiting profitable opportunities for product development without alienating their existing customer base or focusing excessive resources or attention on unprofitable or short-lived trends. If the operating entities are unable to respond on a timely and appropriate basis to changes in demand or customer preferences, their sales volumes and margins could be adversely affected.

The operating entities’ future results and competitive position depend on the successful development of new products and improvement of existing products, which are subject to a number of difficulties and uncertainties.

The operating entities’ future results and ability to maintain or improve their competitive position depend on their capacity to anticipate changes in their key markets and to identify, develop, manufacture, market, and sell new or improved products in these changing markets successfully. The PRC Stores and the U.S. Stores aim to introduce new products and re-launch and extend existing product lines on a timely basis in order to counteract obsolescence and decreases in sales of existing products as well as to increase overall sales of their products. The launch and success of new or modified products are inherently uncertain, especially as to the products’ appeal to customers, and there can be no assurance as to the continuing ability of the PRC Stores and the U.S. Stores to develop and launch successful new products or variations of existing products. The failure to launch a product successfully can give rise to inventory write-offs and other costs and can affect customer perception of their other products. Market factors and the need to develop and provide modified or alternative products may also increase costs. In addition, launching new or modified products can result in cannibalization of sales of the existing products of the PRC Stores and the U.S. Stores if customers purchase the new product in place of their existing products. If the PRC Stores and the U.S. Stores are unsuccessful in developing new products in response to changing customer demand or preferences in an efficient and economical manner, or if their competitors respond more effectively than they do, demand for their products may decrease, which could materially and adversely affect their business, financial condition, and results of operations.

The operating entities’ inability to source raw materials or other inputs of an acceptable type or quality could adversely affect their results of operations.

The PRC Stores and the U.S. Stores use significant quantities of food ingredients and packaging materials and are therefore vulnerable to fluctuations in the availability and prices of food ingredients, packaging materials, energy, and other supplies. In particular, raw materials such as milk, butter, eggs, flour, and sugar have historically represented a significant portion of their cost of revenue, and accordingly, adverse changes in raw material prices will impact their results of operations.

Specifically, the availability and the prices of milk, eggs, and other agricultural commodities can be volatile. The PRC Stores and the U.S. Stores are also affected by the availability of quality raw materials. General economic conditions, unanticipated demand, problems in manufacturing or distribution, natural disasters, weather conditions during the growing and harvesting seasons, plant and livestock diseases, and local, national, or international quarantines can also adversely affect availability and prices of commodities in the long and short term.

While the PRC Stores and the U.S. Stores attempt to negotiate fixed prices for certain materials with their suppliers for periods up to a full year, most of their contracts with suppliers do not have fix prices, therefore they cannot guarantee that they will be successful in managing input costs if prices increase for extended periods of time. Moreover, there is no market for hedging against price volatility for certain raw materials and accordingly such materials are bought at the spot rate in the market.

The ability of the PRC Stores and the U.S. Stores to avoid the adverse effects of a pronounced and sustained price increase in raw materials is limited. Any increases in prices or scarcity of ingredients or packaging materials required for their products could increase their costs and disrupt their operations. If the availability of any of their inputs is constrained for any reason, they may not be able to obtain sufficient supplies or supplies of a suitable quality on favorable terms or at all. Such shortages could materially and adversely affect our market share, business, financial condition, and results of operations.

The inability of the PRC Stores and the U.S. Stores to pass on price increases for materials or other inputs to their customers could adversely affect our results of operations.

The ability of the PRC Stores and the U.S. Stores to pass through increases in the prices of raw materials to their customers depends, among others, on prevailing competitive conditions and pricing methods in the markets in which they operate, and they may not be able to pass through such price increases to their customers. Even if they are able to pass through increases in prices, there is typically a time lag between cost increases impacting their business and implementation of product price increases, during which time their gross margin may be negatively impacted. During the adjustments of the PRC Stores and the U.S. Stores to increase their prices to recover cost increases, customers may take actions which exacerbate the impact of such cost increases, for example, by ceasing to purchase their products or deferring orders until adjustments have ended. The inability of the PRC Stores and the U.S. Stores to pass through price increases in raw materials and preserve their profit margins in the future could materially and adversely affect their business, financial condition, and results of operations.

The operating entities rely on their central factory and a limited number of third-party producers and suppliers. Any interruption in operations at the central factory or in such third-party producers or suppliers could prevent or limit their ability to meet demand for or fulfill orders of the operating entities’ products.

The PRC Stores operate a central factory located in Urumqi, which produces all of the packaged bakery products, and the semi-finished products for birthday cakes and made-in-store pastries for the PRC Stores. Any significant disruption at the central factory for any reason, including regulatory requirements, the loss of certifications or approvals, technical difficulties, labor disputes, power interruptions or other infrastructure failures, fires, earthquakes, or other force of nature, or terrorist attacks, could disrupt the supply of the products of the PRC Stores and significantly harm their results of operations and financial performance.

In addition, the Premises Use Agreement for the PRC Stores’ central factory expires in 2031, and the PRC Stores may be unable to renew this agreement or find a new facility on commercially reasonable terms. If the PRC Stores were unable or unwilling to renew at the proposed rates, relocating their manufacturing facility would involve significant expenses in connection with the movement and installation of key manufacturing equipment and any necessary recertification with regulatory bodies, and we cannot assure you that such a move would not delay or otherwise adversely affect the PRC Stores’ manufacturing activities or operating results. If the PRC Stores’ manufacturing capabilities were impaired by their move, the PRC Stores may not be able to manufacture and ship their products in a timely manner, which would adversely impact their business.

The PRC Stores also depend upon a limited number of third-party producers to produce all of the seasonal products. During the years ended December 31, 2022, 2021, and 2020, the four largest third-party suppliers of the PRC Stores represented approximately 46%, 45%, and 59% of raw material purchases of the PRC Stores, respectively, and the three largest third-party suppliers of the U.S. Stores represented approximately 42%, 49%, and 62% of raw material purchases of the U.S. Stores, respectively. These third-party producers and suppliers are run by independent entities that are subject to their own unique operational and financial risks, which are out of the control of the PRC Stores or the U.S. Stores. Certain contracts of the PRC Stores and the U.S. Stores with key suppliers, such as for the raw materials they used in their products, can be terminated by the supplier upon giving notice within a certain period. If any of these producers or suppliers breach or terminate their contracts with the PRC Stores or the U.S. Stores or experience significant disruptions of their operations, the PRC Stores or the U.S. Stores will be required to find and enter into arrangements with one or more replacement producers or suppliers. Finding alternative producers could involve significant delays and other costs and these producers may not be available to the PRC Stores or the U.S. Stores on reasonable terms or at all. Any disruption of producing or packaging could delay delivery of their products, which could harm their business and financial results and result in lost or deferred revenue.

The operating entities’ geographic focus makes them particularly vulnerable to economic and other events and trends in Xinjiang and New York City.

The current operations of our PRC subsidiary and the VIEs are geographically limited to three cities in Xinjiang, and 30 of the 33 PRC Stores are located in Urumqi, the capital city of Xinjiang. The PRC Stores derived 95%, 95%, and 93% of their revenue from stores in Urumqi in the years ended December 31, 2022, 2021, and 2020, respectively. In addition, the U.S. Stores’ current operations are limited to New York City. The operating entities’ future growth will depend on the growth and stability of the economy of Xinjiang, especially in Urumqi, and New York City. An economic downturn of Xinjiang or New York City, governmental measures implemented in response to the COVID-19 pandemic, or the implementation of provincial or local policies unfavorable to bakery industry may cause a decrease in the demand for the operating entities’ products and could have a negative impact on their profitability and business.

The complex ethnic composition of Xinjiang has given rise to ethnic and other tensions both in Urumqi and elsewhere in Xinjiang. Events such as terrorist and ethnic extremist attacks as well as riots and the resulting political instability, economy suspension, and concerns over safety in Xinjiang could have a significant adverse impact on the PRC Stores’ business, financial condition, and results of operation.

The PRC Stores and the U.S. Stores are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Their business, financial condition, and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

The U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported, which has since caused significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions.

The PRC Stores and the U.S. Stores do not have any operations outside of mainland China and the U.S. nor any business relationships, connections to, or assets in, Russia, Belarus, or Ukraine. Although the ongoing military conflict between Russia and Ukraine has not had a material impact on the PRC Stores, the business, financial condition, and results of operations of the U.S. Stores have been, and could continue to be, indirectly and adversely affected. Such impact arises from: (i) volatility in the global supply of wheat, corn, barley, sunflower oil, and other agricultural commodities; (ii) higher food prices due to supply constraints and the general inflationary impact of the war; (iii) increases in energy prices globally, in particular for electricity and fossil fuels, such as crude oil and natural gas, and related transportation, freight, and warehousing costs; and (iv) disruptions to logistics and supply chains. If the price of the products and services of the U.S. Stores increases at a rate that is either unaffordable to their customers or insufficient to compensate for the rise in their costs and expenses, their business, financial condition, results of operations, and prospects could be materially and adversely affected. In addition, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to increased instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

The extent and duration of the military action, sanctions, and resulting market and supply chain disruptions are highly unpredictable but could be substantial. Any such disruptions may also magnify the impact of other risks described in this annual report.

Failure to maintain or enhance the operating entities’ brands or image could have a material adverse effect on their business and results of operations.

We believe the operating entities’ “George●Chanson,” “Patisserie ChansonTM,” and “Chanson” brands are well-recognized among their customers and other food industry players such as other bakery product manufacturers and bakery chain stores in the local markets the operating entities operate in. The operating entities’ brands are integral to their sales and marketing efforts. The operating entities’ continued success in maintaining and enhancing their brands and image depends to a large extent on their ability to satisfy customer needs by further developing and maintaining the quality of their products, as well as their ability to respond to competitive pressures. If the operating entities are unable to satisfy customer needs or if their public image or reputation were otherwise diminished, their business transactions with their customers may decline, which could in turn adversely affect their results of operations.

Health concerns or adverse developments with respect to the safety or quality of products of the food industry in general or the operating entities’ products specifically may damage their reputation, increase their costs of operations, and decrease demand for their products.

Food safety and the public’s perception that the operating entities’ products are safe and healthy are essential to their image and business. The PRC Stores and the U.S. Stores sell food products for human consumption, which subjects them to safety risks such as product contamination, spoilage, misbranding, or product tampering. Product contamination, including the presence of a foreign object, substance, chemical, or other agent or residue or the introduction of a genetically modified organism, could require product withdrawals or recalls or the destruction of inventory, and could result in negative publicity, temporary plant closures, and substantial costs of compliance or remediation. The PRC Stores and the U.S. Stores may also be impacted by publicity concerning any assertion that their products caused illness or injury. In addition, they could be subject to claims or lawsuits relating to an actual or alleged illness stemming from product contamination or any other incidents that compromise the safety and quality of their products. Any significant lawsuit or widespread product recall or other events leading to the loss of customer confidence in the safety and quality of the operating entities’ products could damage their brand, reputation, and image and negatively impact their sales, profitability, and prospects for growth. In addition, product recalls are difficult to foresee and prepare for and, in the event that the PRC Stores and the U.S. Stores are required to recall one or more of their products, such recall may result in loss of sales due to unavailability of their products and may take up a significant amount of their management’s time and attention. The PRC Stores and the U.S. Stores maintain systems designed to monitor food safety risks and carefully select their third-party producers and suppliers. These efforts, however, might not be successful and such risks might materialize. In addition, although the PRC Stores and the U.S. Stores attempt, through contractual relationships and regular inspections, to control the risk of contamination caused by third parties in relation to the manufacturing processes they outsource, their efforts might not be successful and contamination of their products by third parties might materialize.

The PRC Stores and the U.S. Stores are also subject to further risks affecting the food industry generally, including risks posed by widespread contamination and evolving nutritional and health-related concerns. Regulatory authorities may limit the supply of certain types of food products in response to public health concerns and customers may perceive certain products to be unsafe or unhealthy. As a result, the PRC Stores and the U.S. Stores or their suppliers would be required to find alternative supplies or ingredients that may or may not be available at commercially reasonable prices and within the required time. In addition, governmental regulations may require them to identify replacement products to offer to their customers or, alternatively, to discontinue certain offerings or limit the range of products they offer. The PRC Stores and the U.S. Stores may be unable to find substitutes that are as appealing to their customer base, or such substitutes may not be widely available or may be available only at increased costs. Such substitutions or limitations could also reduce demand for their products.

The PRC Stores and the U.S. Stores could also be subject to claims or lawsuits relating to an actual or alleged illness or injury or death stemming from the consumption of a misbranded, altered, contaminated, or spoiled product, which could negatively affect their business. Awards of damages, settlement amounts, and fees and expenses resulting from such claims and the public relations implications of any such claims could have an adverse effect on their business. The PRC Stores and the U.S. Stores do not currently have insurance to cover claims for damages, and if they choose to purchase such insurance, the availability and price of insurance to cover claims for damages are subject to market forces that they do not control, and such insurance may not cover all the costs of such claims and would not cover damage to their reputation. Even if product liability claims against them are not successful or fully pursued, these claims could be costly and time consuming and divert our management’s time and resources towards defending them rather than operating our business. In addition, any adverse publicity concerning such claims, even if unfounded, could cause customers to lose confidence in the safety and quality of the operating entities’ products and damage their reputation and brand image.

The operating entities could incur material costs to address violations of, or liabilities under, health, safety, and environmental regulations.

The operating entities’ facilities and operations in the PRC are subject to numerous health, safety, and environmental regulations, including local and national laws governing, among other things, water supply and use, water discharges, air emissions, chemical safety, clean-up of contamination, energy use, noise pollution, and workplace health and safety. Health, safety, and environmental legislation in the PRC have generally become more comprehensive and restrictive and more rigid over time and enforcement has become more stringent. Failure to comply with applicable requirements, or the terms of required permits, can result in penalties or fines, clean-up costs, third-party property damage, and personal injury claims, which could have a material adverse effect on the operating entities’ brand, business, financial condition, and results of operations. In addition, if health, safety, and environmental laws and regulations in the PRC and the other countries in which the operating entities operate or from which they source raw materials and ingredients become more stringent in the future, the extent and timing of investments required to maintain compliance may exceed their budgets or estimates and may limit the availability of funding for other investments.

Furthermore, under some environmental laws, the operating entities could be liable for costs incurred in investigating or remediating contamination at properties they own or occupy, even if the contamination was caused by a party unrelated to them or was not caused by them, and even if the activity which caused the contamination was legal at the time it occurred. The discovery of previously unknown contamination, or the imposition of new or more burdensome obligations to investigate or remediate contamination at the operating entities’ properties or at third-party sites, could result in substantial unanticipated costs which could have a material adverse effect on their business, financial condition, and results of operations.

The U.S. Stores and any future stores we may open in the U.S. are subject to federal, state, and local laws and regulations concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release, and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from our stores. Environmental conditions relating to releases of hazardous substances at prior, existing, or future store sites could materially adversely affect the U.S. Stores’ business, financial condition, or results of operations. Further, environmental laws, and the administration, interpretation, and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the U.S. Stores’ business, financial condition, or results of operations.

Increased distribution costs or disruption of product transportation could adversely affect the operating entities’ business and financial results.

Distribution costs have historically fluctuated significantly over time, particularly in connection with oil prices, and increases in such costs could result in reduced profits. In addition, certain factors affecting distribution costs are controlled by third-party carriers. To the extent that the market price for fuel or freight or the number or availability of carriers fluctuates, the operating entities’ distribution costs could be affected. In addition, temporary or long-term disruption of product transportation due to weather-related problems, strikes, lockouts, or other events could impair the operating entities’ ability to supply products affordably and in a timely manner or at all. Failure to deliver the operating entities’ perishable food products promptly could also result in inventory spoilage and the inability to satisfy the demand of their customers at their stores. Any increases in the cost of transportation, and any disruption in transportation, could have a material adverse effect on the operating entities’ business, financial condition, and results of operations.

Failure to obtain and maintain required licenses and permits or to comply with alcoholic beverage or food control regulations could lead to the loss of the U.S. Stores’ liquor and food service licenses and, thereby, harm their business, financial condition, or results of operations.

The food retail industry is subject to various federal, state, and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain licenses, permits, and approvals relating to such regulations could adversely affect the business, financial condition, or results of operations of the U.S. Stores. Typically, licenses must be renewed annually and may be revoked, suspended, or denied renewal for cause at any time if governmental authorities determine that the U.S. Stores’ conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect the U.S. Stores and delay or result in their decision to cancel the opening of new stores, which would adversely affect their business, financial condition, or results of operations.

Alcoholic beverage control regulations generally require the U.S. Stores to apply to a state authority and, in certain locations, county, or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of the U.S. Stores, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers, and distributors, inventory control, and handling, storage, and dispensing of alcoholic beverages. Any future failure to comply with these regulations and obtain or retain liquor licenses could adversely affect the business, financial condition, or results of operations of the U.S. Stores.

Any disruption of our information technology system would harm the operating entities’ business and reduce their profitability.

The operating entities rely on their information technology systems, in particular the Enterprise Resource Planning management information system (the “ERP System”) in the PRC Stores, for various services related to inventory management, production, product transportation, point of sales, and accounting and financial management. The operating entities’ performance depends on the availability of accurate and timely data and other information from key software applications to aid day-to-day business and decision-making processes. The operating entities may be adversely affected if their controls designed to manage information technology operational risks fail to contain such risks. If the operating entities do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain the related automated and manual control processes, they could be subject to adverse effects including billing and collection errors, business disruptions, in particular concerning their manufacturing and logistics functions, and security breaches. Any disruption caused by failings in their information technology infrastructure equipment or of communication networks, could delay or otherwise impact their day-to-day business and decision-making processes and negatively impact their performance. In addition, the operating entities are reliant on third parties to service parts of their IT infrastructure. Failure on their part to provide good and timely service may have an adverse impact on the operating entities’ information technology network. Furthermore, the operating entities do not control the facilities or operations of their suppliers. An interruption of operations at any of their facilities or any failure by them to deliver on their contractual commitments may have an adverse effect on the operating entities’ business, financial condition, and results of operations.

Data security breaches and attempts thereof could negatively affect the operating entities’ reputation, credibility, and business.

The operating entities collect and store personal information relating to their customers and employees, including their personally identifiable information, and rely on third parties for the various social media tools and websites the operating entities use as part of their marketing strategy. Customers are increasingly concerned over the security of personal information transmitted over the Internet (or through other mechanisms), consumer identity theft, and user privacy. Any perceived, attempted, or actual unauthorized disclosure of personally identifiable information regarding the operating entities’ employees, customers, or website visitors could harm their reputation and credibility, reduce their e-commerce sales, impair their ability to attract website visitors, reduce their ability to attract and retain customers, and could result in litigation against the operating entities or the imposition of significant fines or penalties. We cannot assure you that any of the operating entities’ third-party service providers with access to such personally identifiable information will maintain policies and practices regarding data privacy and security in compliance with all applicable laws, or that they will not experience data security breaches or attempts thereof which could have a corresponding adverse effect on the operating entities’ business.

Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new foreign, national, provincial or state, and local laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, the operating entities may become subject to more extensive requirements to protect the customer information that they process in connection with the purchase of their products, resulting in increased compliance costs.

A breach of security of confidential customer information related to the U.S. Stores’ electronic processing of credit and debit card transactions could substantially affect its reputation, business, financial condition, and results of operations.

A significant portion of the sales in the U.S. Stores are by credit or debit cards. Other retailers have experienced security breaches in which credit and debit card information has been stolen. The U.S. Stores may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and the U.S. Stores may also be subject to lawsuits or other proceedings relating to these types of incidents. The U.S. Stores may ultimately be held liable for the unauthorized use of a cardholder’s card number in an illegal activity and be required by card issuers to pay charge-back fees. In addition, most states have enacted legislation requiring notification of security breaches involving personal information, including credit and debit card information. Any such claim or proceeding could cause the U.S. Stores to incur significant unplanned expenses, which could have an adverse impact on its business, financial condition, or results of operations. Further, adverse publicity resulting from these allegations may have a material adverse effect on the U.S. Stores and could substantially affect its reputation and business, financial condition, or results of operations.

Governmental regulation may adversely affect the operating entities’ ability to open new stores in the U.S. or otherwise adversely affect our business, financial condition, or results of operations.

The U.S. Stores and any store or stores the operating entities may open in the U.S. are subject to state and local licensing and regulation by health, alcoholic beverage, sanitation, food and occupational safety, and other agencies. The operating entities may experience material difficulties or failures in obtaining the necessary licenses, approvals, or permits for each store, which could delay store openings in the future or affect the operations in the U.S. In addition, stringent and varied requirements of local regulators with respect to zoning, land use, and environmental factors could delay or prevent development of new stores in particular locations.

Our subsidiaries in the U.S. are subject to the U.S. Americans with Disabilities Act and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas, including the U.S. Stores. The operating entities may in the future have to modify their stores, for example, by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. The expenses associated with these modifications could be material.

The operations of the U.S. Stores and any store or stores the operating entities may open in the U.S. are also subject to the U.S. Occupational Safety and Health Act, which governs worker health and safety, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages and overtime, and a variety of similar federal, state, and local laws that govern these and other employment law matters. In addition, federal, state, and local proposals related to paid sick leave or similar matters could, if implemented, materially adversely affect the operating entities’ business, financial condition, or results of operations.

Disclosure of the operating entities’ recipes and other proprietary information, or a failure to adequately protect these, could result in increased competition and have a material adverse effect on their business and financial results.

Our ability to compete effectively depends in part on the operating entities’ ability to obtain, maintain, and protect their proprietary information. Our operating entities rely on trade secret laws and practices, including physical security, limited dissemination and access, and confidentiality agreements with their employees, consultants, business partners, and others, to protect their recipes, proprietary processes, and other proprietary information. However, trade secrets are difficult to protect, and courts outside the jurisdictions in which the operating entities operate may be less willing to protect their trade secrets. The operating entities’ protective measures might not effectively prevent disclosure or unauthorized use of proprietary information or provide an adequate remedy in the event of misappropriation, infringement, or other violations of their proprietary information.

Existing laws afford only limited protection for the operating entities’ proprietary rights. Despite their efforts, the operating entities may not be able to protect some of their proprietary information, or the protection that they receive may not be sufficient. The operating entities face additional risks that their protective measures could prove to be inadequate, including:

●	the steps they take to prevent circumvention, misappropriation, or infringement of our proprietary rights may not be successful;

●	confidentiality agreements may be intentionally or unintentionally breached, be deemed unenforceable, or not provide adequate recourse against the disclosing party;

●	intellectual property laws may not sufficiently support their proprietary rights or may change in the future in a manner adverse to them; and

●	effective protection of intellectual property rights may be unavailable or limited in some countries in which they operate or plan to do business.

From time to time, the operating entities may seek to enforce their proprietary rights against third parties. Policing unauthorized use of proprietary information can be difficult and expensive. The operating entities may not be successful in their attempts to enforce their proprietary rights against third parties. Any such litigation may result in substantial diversion of financial and management resources and, if decided unfavorably to the operating entities, could have a material adverse effect on their business and financial results.

The operating entities are subject to the risks associated with leasing a substantial amount of space and are required to make substantial lease payments under their operating leases. Any failure to make these lease payments when due would likely harm their business, financial condition, and results of operations.

The operating entities do not own any real estate. Instead, our subsidiaries and the VIEs lease all of their store locations and their corporate office and central factory in Xinjiang and New York City. Many of their lease agreements have defined escalating rent provisions over the initial term and any extensions. As the operating entities’ stores mature and as the operating entities expand their store base, their lease expenses and their cash outlays for rent under their lease agreements will increase. Their substantial operating lease obligations could have significant negative consequences, including:

●	requiring that an increased portion of their cash from operations and available cash be applied to pay their lease obligations, thus reducing liquidity available for other purposes;

●	increasing their vulnerability to adverse general economic and industry conditions;

●	limiting their flexibility to plan for or react to changes in their business or in the industry in which they compete; and

●	limiting their ability to obtain additional financing.

If an existing or future store is not profitable, and the operating entities decide to close it, they may nonetheless remain committed to perform their obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, the operating entities may not satisfy the contractual requirements for early cancellation under that lease.

The operating entities depend on cash flow from operations to pay their lease expenses, finance their growth capital requirements, and fulfill their other cash needs. If the operating entities’ business does not generate sufficient cash flow from operating activities to fund these requirements, they may not be able to achieve their growth plans, fund their other liquidity and capital needs, or ultimately service their lease expenses, which would harm their business.

Unexpected termination of leases, failure to renew the leases of the operating entities’ existing premises, or failure to renew such leases at acceptable terms could materially and adversely affect their business.

Our subsidiaries and the VIEs lease the premises for all of their stores and their corporate office and central factory. As a result, the operating entities may be subject to compulsory acquisition, closure, or demolition of any of the properties on which their stores are situated. Although the operating entities may receive liquidated damages or compensation if their leases are terminated unexpectedly, they may be forced to suspend operations of the relevant store and divert management attention, time, and costs to find a new site and relocate their store, which will negatively affect their business and results of operations.

Our subsidiaries and the VIEs enter into leases of approximately one to 15 years with an option to renew for their stores. Rent for their leases is typically fixed amounts and subject to annual or biennially incremental increases as stipulated in the lease agreements. We cannot assure you that the operating entities would be able to renew the relevant lease agreements without substantial additional cost or increase in the rental cost payable by them. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, the operating entities’ business and results of operations may be materially and adversely affected. If the operating entities are unable to renew the leases for their store sites, they will have to close or relocate the store, which could subject them to decoration and other costs and risks, and loss of existing customers, and could have a material adverse effect on their business and results of operations. In addition, the relocated store may not perform as well as the existing store.

If the operating entities cannot manage their growth effectively and efficiently, their results of operations or profitability could be adversely affected.

Our revenue for the year ended December 31, 2021 increased by 42.4% to $14,690,295 from $10,313,512 for the year ended December 31, 2020. Although our revenue for the year ended December 31, 2022 decreased by 9.7% to $13,272,075 from $14,690,295 for the year ended December 31, 2021 due to the impact of the COVID-19 pandemic, we still intend to continue to expand our business by opening new stores. This expansion has placed, and will continue to place, substantial demands on the operating entities’ managerial, operational, technological, and other types of resources. The operating entities’ planned expansion will also place significant demands on them to maintain the quality of their product and customer services to ensure that their brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of their product and customer services. In order to manage and support their growth, the operating entities must continue to improve their existing operational, administrative, and technological systems and their financial and management controls, and recruit, train, and retain additional qualified bakery industry professionals as well as other administrative and sales and marketing personnel, particularly as they expand into new markets and launch new business initiatives. The operating entities may not be able to effectively and efficiently manage the growth of their operations, recruit and retain qualified personnel, and integrate new expansion into their operations. As a result, their quality of service may deteriorate and their results of operations or profitability could be adversely affected.

Any decrease in customer traffic in the shopping malls or other locations in which the operating entities’ stores are located could cause their sales to be less than expected.

The operating entities’ stores are located in shopping malls, other shopping centers, and busy street locations. Sales at these stores are derived, to a significant degree, from the volume of customer traffic in those locations and in the surrounding area. The operating entities’ stores benefit from the current popularity of shopping malls and centers as shopping destinations and their ability to generate customer traffic in the vicinity of these stores. The operating entities’ sales volume and customer traffic may be adversely affected by, among other things:

●	economic downturns in Xinjiang or New York City;

●	high fuel prices;

●	changes in customer demographics;

●	a decrease in popularity of shopping malls or centers in which a significant number of their stores are located;

●	epidemics, such as the COVID-19 pandemic, and measures imposed by governments or shopping malls in response to such epidemics, including limiting the number of customers in shopping malls;

●	the closing of the “anchor” store of a shopping mall or center or the stores of other key tenants; or

●	a deterioration in the financial condition of shopping mall and center operators or developers which could, for example, limit their ability to maintain and improve their facilities.

A reduction in customer traffic as a result of these or any other factors could have a material adverse effect on the operating entities.

In addition, severe weather conditions and other catastrophic occurrences in areas in which the operating entities have stores may have a material adverse effect on their results of operations. Such conditions may result in physical damage to the operating entities’ stores, loss of inventory, decreases in customer traffic, and closure of one or more of their stores. Any of these factors may disrupt the operating entities’ business and have a material adverse effect on their financial condition and results of operations.

If the operating entities are unable to attract, train, assimilate, and retain employees that embody their culture, including store personnel, store and district managers, senior managers, and technicians, they may not be able to grow or successfully operate their business.

The operating entities’ success depends in part upon their ability to attract, train, assimilate, and retain a sufficient number of employees, including store personnel, store managers, and district managers, who understand and appreciate their culture and are able to represent their brand effectively and establish credibility with their customers. If the operating entities are unable to hire and retain store personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for the operating entities’ culture, understanding of their customers, and knowledge of the bakery and other products the operating entities offer, the operating entities’ ability to open new stores may be impaired, the performance of their existing and new stores could be materially adversely affected, and their brand image may be negatively impacted. In addition, the rate of employee turnover in the bakery industry is typically high and finding qualified candidates to fill positions may be difficult. The operating entities’ planned growth will require them to attract, train, and assimilate even more personnel. Any failure to meet their staffing needs or any material increases in team member turnover rates could have a material adverse effect on their business or results of operations.

We place substantial reliance on the bakery industry experience and knowledge of our senior management team as well as their relationships with other industry participants. Mr. Gang Li, our Chairman, and Ms. Jihong Cai, our chief financial officer, are particularly important to our future success due to their substantial experience and reputation in the bakery markets. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.

The market for technicians and other individuals with the required technical expertise to succeed in the operating entities’ business is highly competitive. There may be a limited supply of qualified individuals in some of the cities in the PRC where the operating entities have operations and other cities into which they intend to expand. The operating entities must hire and train qualified technicians and other employees on a timely basis to keep pace with their rapid growth while maintaining consistent quality of products across their operations in various geographic locations. The operating entities must also provide continuous training to their technicians and other employees so that these employees are equipped with up-to-date knowledge of various aspects of their operations and can meet their demand for high-quality products. If the operating entities fail to do so, the quality of their products may decrease in one or more of the markets where they operate, which in turn, may cause a negative perception of their brand and adversely affect their business.

Failure to maintain the quality of customer services could harm the operating entities’ reputation and their ability to retain existing customers and attract new customers, which may materially and adversely affect their business, financial condition, and results of operations.

The operating entities’ business is significantly affected by the overall size of their customer base, which in turn is determined by, among other factors, these customers’ experience with their customer services. As such, the quality of customer services is critical to retaining their existing customers and attracting new customers. If the operating entities fail to provide quality customers services, their customers may be less inclined to visit the operating entities’ stores and purchase their products or recommend these stores to new customers, and may switch to the operating entities’ competitors. Failure to maintain the quality of customer services could harm the operating entities’ reputation and may materially and adversely affect their business, financial condition, and results of operations.

The ongoing need for renovations and other capital improvements at the operating entities’ stores could have a material adverse effect on the operating entities, including their financial condition, liquidity, and results of operations.

To improve the in-store experience of our customers, the operating entities’ stores have an ongoing need for maintenance and renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures, and equipment. These capital improvements may give rise to the following risks:

●	possible environmental liabilities;

●	construction cost overruns and delays;

●	the decline in revenue while stores are out of service due to capital improvement projects;

●	a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to the operating entities on favorable terms, or at all;

●	uncertainties as to market demand or a loss of market demand after capital improvements have begun; and

●	bankruptcy or insolvency of a contracted party during a capital improvement project or other situation that renders them unable to complete their work.

The costs of all these capital improvements or any of the above noted factors could have a material adverse effect on the operating entities, including their financial condition, liquidity, and results of operations.

Future acquisitions may have an adverse effect on the operating entities’ ability to manage our business.

The operating entities may acquire businesses, technologies, services, or products which are complementary to their core bakery product manufacturing and retail business. Future acquisitions may expose the operating entities to potential risks, including risks associated with the integration of new operations, services, and personnel, unforeseen or hidden liabilities, the diversion of resources from the operating entities’ existing business and technology, their potential inability to generate sufficient revenue to offset new costs, the expenses of acquisitions, or the potential loss of or harm to relationships with both employees and customers resulting from their integration of new businesses.

Any of the potential risks listed above could have a material adverse effect on the operating entities’ ability to manage their business, their revenue, and net income. The operating entities may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by the operating entities, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on their assets, that would restrict their operations. The sale of additional equity securities could result in additional dilution to our shareholders.

Risks Relating to Our Class A Ordinary Shares and the Trading Market

If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our Class A Ordinary Shares may be adversely impacted.

We are subject to reporting obligations under U.S. securities laws. The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended December 31, 2022, 2021, and 2020, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified included: (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) inappropriate privileged access in Yonyou ERP system application. See “Item 15. Controls and Procedures—Disclosure Controls and Procedures.” Subsequent to year end our management has remediated the inappropriate privileged access and is currently in the process of evaluating the steps necessary to remediate the first material weakness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. Measures that we implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2022. This could adversely affect the market price of our Class A Ordinary Shares due to a loss of investor confidence in the reliability of our reporting processes.

The dual class structure of our ordinary shares has the effect of concentrating voting control with our Chairman, and his interest may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 10 votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of the date of this annual report, Mr. Gang Li, our Chairman, beneficially owns 2,700,000, or 41.86% of our issued Class A Ordinary Shares, and 5,670,000, or 95.45%, of our issued Class B Ordinary Shares, representing approximately 90.21% of the voting rights in our Company. As a result, until such time as Mr. Gang Li’s voting power is below 50%, Mr. Gang Li as the controlling shareholder has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A Ordinary Shares.

Several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

Since we are a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our largest shareholder, Mr. Gang Li, owns more than a majority of the voting power of our outstanding ordinary shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of 6,450,000 Class A Ordinary Shares are outstanding as of the date of this annual report. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

Any trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

From the closing of our initial public offering on April 3, 2023 to the date of this annual report, the closing price of our Class A Ordinary Shares has ranged from $1.10 to $2.45 per share. The trading price of our Class A Ordinary Shares is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance.

The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

The price of our Class A Ordinary Shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the price of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently are deemed as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirement. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we currently meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Share is a “penny stock,” which will require brokers trading in our Class A Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (2021 Revision) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the U.S. In particular, the Cayman Islands has a less developed body of securities laws relative to the U.S. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the U.S.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors, or controlling shareholders than they would as public shareholders of a company incorporated in the U.S.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

If we are classified as a PFIC, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we have and any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

Although the law in this regard is unclear, we treat the PRC operating entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—PFIC.”

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred, or other special rights or restrictions without any further vote or action by our shareholders; and

●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

On March 21, 2022, Chanson NY formed a wholly owned subsidiary, Chanson Broadway, a New York limited liability company.

On March 30, 2023, our Class A Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “CHSN.” On April 3, 2023, we closed our initial public offering. We raised $13,560,000 in gross proceeds from our initial public offering (“IPO”), before deducting underwriting discounts and other related expenses.

See “Item 3. Key Information—Our Corporate Structure.”

Corporate Information

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on July 26, 2019. Our principal executive offices are located at No. 26 Culture Road, Tianshan District, Urumqi, Xinjiang, China, and our phone number is +86-0991-2302709. Our registered office in the Cayman Islands is located at 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KY1-1002 Cayman Islands, and the phone number of our registered office is +1-345-949-8599. We maintain corporate websites at ir.chanson-international.net, www.patisseriechanson.com, and www.thymebarnyc.com. The information contained in, or accessible from, our websites or any other website does not constitute a part of this annual report. Our agent for service of process in the U.S. is George Chanson (NY) Corp., located at 41 Madison Avenue, New York, NY 10010.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

Overview

The PRC Stores and the U.S. Stores manufacture and sell a wide selection of bakery products, seasonal products (i.e. products sold during particular holiday seasons), and beverage products; some of these stores also offer eat-in services. The PRC Stores and the U.S. Stores currently focus their business in Xinjiang of the PRC and New York City, respectively. The PRC Stores and the U.S. Stores aim to make healthy, nutritious, and ready-to-eat food through advanced facilities and industry research and to create a comfortable, yet distinguishable store environment in which customers can enjoy their products.

The PRC Stores are a bakery chain consisting of 33 stores operated by Xinjiang United Family and the VIEs, under the “George●Chanson” brand in Xinjiang, and the U.S. Stores sell their products in New York City. Selling through directly-operated stores, instead of franchise stores, allows the operating entities to run their entire operation more efficiently and to exercise greater control over the quality of products and the presentation of their brand, and to better manage customer experience in the stores. The PRC Stores and the U.S. Stores also sell their products on their digital platforms and through third-party online food ordering platforms. The current customer base of the PRC Stores and the U.S. Stores consists of both individual and corporate customers. To expand their customer base, the PRC Stores and the U.S. Stores have developed a variety of marketing and sale strategies, such as increasing their presence on social media platforms, devising pricing and discounting programs, and improving customer in-store experience.

The Company plans to continue its expansions in China and the U.S. The Company opened one store in China in fiscal year 2022 and plans to open three to five new stores in China annually during the next five years, which is expected to cost approximately RMB1.5 million to RMB3.0 million (approximately $0.2 million to $0.4 million) each year. The Company plans to support the expansion plan with its cash on hand and cash flows from operations in PRC. In addition, Chanson 3rd Ave opened a store in March 2023. The renovation of Chanson Broadway was delayed and the store is expected to be open in May 2023. The total budget for the two new stores is $1 million. The Company also plans to open six additional new stores in the U.S. later in fiscal year 2023, which is expected to cost approximately $3.0 million in total. The Company plans to use its cash on hand, cash flows from operations, and the proceeds it received from its IPO to open the new stores in the U.S.

The PRC Stores manufacture the majority of bakery products in their central factory located in Urumqi, Xinjiang, prepare beverage products within the stores, and contract third-party manufacturers to produce seasonal products. the U.S. Stores bake bakery products, prepare breakfast, lunch and all-day brunch, bar food, and other light meals for eat in, and make beverage products all within the kitchen in the store. To ensure the quality and safety of their products, the PRC Stores and the U.S. Stores procure raw materials, including flour, eggs, and milk, from renowned suppliers with a record of consistently supplying high-quality raw materials over decades in the food industry. In addition, the PRC Stores and the U.S. Stores have implemented a rigorous quality control system covering their entire operation process and mandated internal training to improve their employees’ awareness and knowledge of food safety.

The PRC Stores and the U.S. Stores have dedicated and highly-experienced product development teams that constantly create new products that reflect market trends and are designed to meet customer demand. As of March 2023, the PRC Stores had more than 707 types of bakery products and seasonal products on sale, including over 145 types of new products introduced to the market since 2022, and the U.S. Stores had 138 types of eat-in menu items and bakery products on sale, including 15 types of new products introduced to the market since 2022. The PRC Stores and the U.S. Stores also offer a large number of beverage products and update their drink menus seasonally and in response to ever changing customer demand. By continuously offering new products and refining their product formulas to enhance existing products, we believe that the PRC Stores and the U.S. Stores are able to steadily bring in new customers and increase the frequency of their existing customers’ visits to their stores, digital platforms, and store page on third-party platforms.

For the years ended December 31, 2022, 2021, and 2020, we had total revenue of $13,272,075, $14,690,295, and $10,313,512, and a net loss of $1,288,205, net income of $506,769 and a net loss of $164,029, respectively. The PRC Stores accounted for 71.6%, 87.1%, and 87.0% of our total revenue for those fiscal years, respectively, and the U.S. Stores accounted for 28.4%, 12.9%, and 13.0%, respectively.

The PRC Stores primarily generate revenue through sale of bakery products, seasonal products, and beverage products. For the years ended December 31, 2022, 2021, and 2020, revenue derived from sale of bakery products accounted for 91.7%, 91.4%, and 91.8% of the PRC Stores’ revenue, revenue derived from sale of seasonal products accounted for 7.3%, 7.6%, and 6.6%, and revenue derived from sale of beverage products accounted for 1.0%, 1.0%, and 1.6%, respectively.

The U.S. Stores primarily generate revenue through offering eat-in services and sale of bakery products and beverage products. For the years ended December 31, 2022, 2021, and 2020, revenue derived from offering eat-in services accounted for 29.6%, 22.2%, and 37.9% of the U.S. Stores’ revenue, revenue derived from sale of bakery products accounted for 16.2%, 25.0%, and 44.6%, and revenue derived from sale of beverage products accounted for 54.2%, 52.8%, and 17.5%, respectively.

Our Competitive Strengths

We believe we have the following competitive strengths:

Trendy Brand Reflecting Healthy Food Concepts

The PRC Stores and the U.S. Stores aim to promote long-term, healthy diets, and have integrated healthy food concepts and nutritious elements into all lines of their products. They have successfully developed a group of popular products based on the low-fat, low-sugar, low-sodium, and protein-rich principles while adjusting product textures and tastes to accommodate customer preferences. These products, including enzyme bread, high-fiber bread, whole-wheat bread, and calcium bread, have been highly praised by their customers. We believe the differentiated approach of the PRC Stores and the U.S. Stores will continue to strengthen the loyalty of existing customers to their brand and will attract new customers to both their products and brand.

Strict Quality Control

Product quality has always been one of the top priorities of the PRC Stores and the U.S. Stores. The PRC Stores and the U.S. Stores start quality control with their suppliers by procuring raw materials from renowned suppliers that have proven records of supplying high-quality raw materials and complying with food safety standards and measures. The PRC Stores and the U.S. Stores also continuously introduce new production equipment with up-to-date industry technologies while making further improvements and adjustments to existing production equipment based on their product features and actual production needs. As a result, the PRC Stores have effectively decreased defective rates of all product lines in their central factory and enhanced the quality of their products.

The PRC Stores and the U.S. Stores have created and executed a comprehensive system of quality control and performance appraisal, covering a wide range of activities in procurement, production, sale, finance, and day-to-day employee management, among other things. The system includes central factory daily management procedures, employee health review standards, and factory workshop sanitation and inventory management policies. This system has been effectively used to monitor and conduct hazard analyses on raw materials, production, inventory maintenance, and transportation. In addition, the PRC Stores and the U.S. Stores have adopted a set of strictly standardized rules to further refine quality control in every part of the production process, appropriately adjusting management policies, standards, and measures based on distinct features of their production mode. Through such an integrated approach, the operating entities have been able to adopt a science-backed and data-based style of management, resulting in higher-quality products.

Advanced Industry Research and Constant Product Innovation

With a successful history of developing new products based on customer demand and market trends, the PRC Stores and the U.S. Stores focus on constant innovation to improve the taste, texture, formula, and packaging of their products, forming a virtuous cycle that has enabled them to introduce new products periodically. The PRC Stores and the U.S. Stores keep separate product lines. As of March 2023, the PRC Stores had introduced over 145 types of new products and the U.S. Stores had introduced 15 types of new products since 2022. The PRC Stores and the U.S. Stores typically evaluate the profitability of their products annually or semi-annually by considering factors such as cost of revenue increases and competitive pricing strategies. They have historically been able to terminate less profitable products, and launch similar new products and refine their product formulas to enhance existing products with higher prices to cover higher ingredient costs.

To develop product formulas that reflect key market trends and thus enable the operating entities’ products to be competitive, the research and development (“R&D”) team members of the PRC Stores and the U.S. Stores frequently participate in industry conferences and engage with industry experts. Through years of efforts, the operating entities have also developed a systematic approach to refine product packaging. For instance, the operating entities seamlessly combine functionality with aesthetics by integrating automatic packaging and packaging techniques with a heat-sealing feature and stylish graphic designs. To keep their organization rejuvenated with innovative ideas, the operating entities have not only devised talent strategies to recruit talents from the PRC, Europe, and the U.S., but also increased the strength and scale of their internal training programs to equip their employees with a strong sense of business and competitiveness.

Advantageous Information Management System

To maximize their operation efficiency and distribute their resources based on a data-centric principle, the PRC Stores have adopted the ERP System in their stores and central factory. The ERP System is a business process management software for managing business and automating back office functions related to technology, services, and human resources. The ERP System integrates data collected from every critical aspect of the PRC Stores’ production and sale process and facilitates a convenient data exchange process among the management office, the central factory and PRC Stores, and other distributors. Through the ERP System, the PRC Stores are able to locate and verify details of all the processed transactions in the stores and even determine the cost of every single kind of products. The U.S. Stores have not adopted and currently have no plan to adopt the ERP System, since operations of the stores are not as complex as those of the PRC Stores.

Well-Developed Distribution Network in Xinjiang

The PRC Stores highly value the development of their distribution network. With years of experience in marketing and selling products in the food industry in Xinjiang, the PRC Stores have adopted a core strategy that focuses on developing a network of stores and supplementing the network with other distribution channels. The PRC Stores consist of 33 stores in three well-developed cities of Xinjiang, namely Urumqi, Changji, and Shihezi. The relatively low labor cost in Xinjiang and the PRC Stores’ long-term, sustainable business relationships with established local supermarkets that enjoy high levels of brand loyalty, such as Youhao Supermarket and Huijia Supermarkets, strengthen their power to control front-end product sales, prepare them with a solid foundation to explore new market opportunities, and improve their operation efficiency. The PRC Stores also sell products through their digital platforms and collaboration with third-party online food ordering platforms such as Meituan-Dianping and Koubei. To maintain a close connection between the point of sale of each distribution channel and their production team, the PRC Stores primarily use their own transportation team to transport products. Third-party companies sometimes provide ancillary logistic support. The PRC stores have designed and effectively implemented various marketing strategies in their distribution network in Xinjiang to introduce new products and promote marketing campaigns within short periods of time.

Experienced Management and Professional Teams

Our senior management team, led by Mr. Gang Li, our chief executive officer, and Ms. Jihong Cai, our chief financial officer, has deep expertise and a proven track of record in managing brands and operating food and retailing businesses. Our professional team is comprised of highly-skilled and dedicated employees with wide ranging experience in services, product development, business development, and marketing. For instance, the R&D department of the PRC Stores is led by Mr. Fufen Wang, Mr. Shangke Zhong, and Mr. Yiguang Mo, all of whom have decades of experience in the bakery industry and are certified by the Ministry of Human Resources and Social Security of the PRC as National Advanced Chefs specializing in pastry and bakery in the PRC. We believe that our management and professional teams will not only be able to effectively grow our business through continued operating improvement and research, but also serve as key drivers of our success and position our Company as an attractive vehicle for future long-term growth in the food industry beyond bakery products.

Our Growth Strategies

We intend to develop our business and strengthen brand loyalty by pursuing the following strategies:

Expand into New Markets by Opening New Stores

The PRC Stores and the U.S. Stores plan to explore new markets while enhancing their current presence in the Xinjiang market and the New York City market by analyzing their sales data and features of customer trends in different regions, continuously focusing on improving customer in-store experience, further expanding their distribution networks, and exploring new partnership opportunities.

After opening Chanson Greenwich in Tribeca in December 2021 and Chanson 3rd Ave in March 2023, the U.S. Stores plan to open 10 additional stores in New York City during the next five years. The cellar space at Chanson Greenwich is designed to be used as the U.S. Stores’ central kitchen to produce bakery products, which will be delivered to these future stores on a daily basis. Such a store organization structure, we believe, will significantly reduce the U.S. Stores’ costs for equipment and personnel, while satisfying their customers’ need for ready-to-eat and high-quality food. We believe that the operation and business concepts of these new stores will allow us to successfully enter other markets underlining urban, fast-paced lifestyles similar to first-tier cities in the U.S. and the PRC.

Enhance In-Store Customer Experience and Customer Services

To improve customer in-store experience and the visibility of their brand image across different regions, the PRC Stores and the U.S. Stores have renovated the majority of their stores during the last five years. Their vision is to create a store environment consisting of a clean, modern interior design, with open kitchens, relaxing background music, soft light, and the smell of freshly-made bakery products. In addition to implanting fundamental brand values into renovation, the PRC Stores and the U.S. Stores also give individual store managers flexibility in decorating their store and arranging the display of their products in ways that match characteristics of the region where the store is located and cater to local customers’ needs. To enhance customer services, the PRC Stores and the U.S. Stores have been systematically training and will continuously provide standardized training to their store employees, so they are able to present themselves in consistent manners and provide high-quality services that uphold their brand image. We firmly believe that a relaxing café environment, which allow customers to use the PRC Stores and the U.S. Stores as their go-to places for multiple social purposes, in-store experiences with elements distinctively associated with their brand, and high-quality services will allow the PRC Stores and the U.S. Stores to stand out from their competitors.

Keep Implementing Healthy and Nutritious Diet Principles in Product Development

As a socially responsible company, the corporate mission of the PRC Stores and the U.S. Stores is to promote healthy, nutritious, and conscious eating. To further align their actions with their vision, the PRC Stores and the U.S. Stores have integrated and plan to keep integrating healthy elements and concepts, such as zero fat or low fat, low calorie, zero or low sugar, high fiber, vitamins and minerals, and low oligosaccharide into their existing and future products through measures and procedures that have been approved by industry experts.

Increase Brand Awareness

The PRC Stores and the U.S. Stores will continue to increase customer awareness and excitement for the “George●Chanson,” “Patisserie Chanson,” and “Chanson” brands and drive customer loyalty through their marketing efforts, social media presence, continued store expansion, and growing e-commerce sales. Their marketing programs are designed to develop and foster a personal connection with the community and position Chanson as a high-quality, community-conscious brand that provide healthy, nutritious, and ready-to-eat food. The PRC Stores and the U.S. Stores will also continue to leverage their growing social media presence to increase their online sales and drive additional store visits within existing and new markets. The U.S. Stores see a significant opportunity to increase their brand visibility in the New York City market, which will be a key area of focus in their marketing strategy going forward.

The PRC Stores

Products

The PRC Stores currently offer more than 707 types of bakery products and seasonal products, together with a large number of beverage products. The PRC Stores derived 91.7%, 91.4%, and 91.8% of their revenue from the sales of bakery products, 7.3%, 7.6%, and 6.6% of their revenue from the sales of seasonal products, and 1.0%, 1.0%, and 1.6% of their revenue from the sales of beverage products during the years ended December 31, 2022, 2021, and 2020, respectively. The PRC Stores constantly research on the latest European pastry and bakery trends to improve their product presentation and packaging. As the result of their effort, the products of the PRC Stores have been consistently praised by their customers as healthy, fresh, and stylish, and are commonly perceived as popular gift choices among their customers.

Bakery products of the PRC Stores include packaged bakery products (cakes, bread, and snacks), birthday cakes, and made-in-store pastries. The bestselling bakery products are little puffs, chocolate cakes, cheese cakes, whole-wheat bread, multigrain bread, original-flavor cookies, amber-walnut cookies, seven-inch fruit cakes, croissants, and almond pudding.

Seasonal products of the PRC Stores include mooncakes and zongzi (sticky-rice ball stuffed with different fillings and wrapped in bamboo leaves). The bestselling seasonal products are red-bean flavored mooncakes, sweet-date flavored zongzi, and flower flavored zongzi.

Beverage products of the PRC Stores include store-made beverages and juice products. The bestselling beverage products are strawberry flavored latte, orange-and-lemon flavored tea, and freshly squeezed orange juice.

Manufacturing and Logistics

The PRC Stores produce packaged bakery products at their central factory before shipping them to the stores. For birthday cakes and made-in-store pastries, the PRC Stores primarily only produce semi-finished products, such as various sweet dough and plain cakes at their central factory and ship them to the stores, leaving the final processing of made-in-store pastries and the decoration of birthday cakes to their employees at the stores. As of December 2022, 30 of the PRC Stores were equipped with ovens to produce made-in-store pastries and to meet additional customer demand for their products on a daily basis, and two stores got made-in-store pastries directly from their central factory.

The PRC Stores contract third-party producers to produce seasonal products, mainly zongzi (sticky-rice ball stuffed with different fillings and wrapped in bamboo leaves) and mooncakes to meet customer demand during Dragon Boat Festival and Mid-Autumn Festival, which are traditional Chinese holidays and respectively take place at the end of the second quarter and the beginning of the third quarter of a year. Typically, third-party producers need a period of 45 to 60 days to process their supply orders, produce seasonal products, and deliver them to the PRC Stores. Customers’ demand for these seasonal products usually concentrates on the one or two months before these holidays. The PRC Stores sell seasonal products to individual and corporate customers.

Whether the PRC Stores enter into a supply agreement with a third-party producer for a particular year depends on the selling records of seasonal products in previous years, their sales plan during that year, and the production capacity of the third-party producer. By promptly communicating with and maintaining sustainable relationship with a group of third-party producers, the sales team of the PRC Stores is prepared to deal with additional customer orders during a particular season.

Product transportation to the PRC Stores is carried out by their own transportation team. As of December 2022, their transportation team had seven trucks capable of transporting an aggregate of 9.5 tons of goods per transition per day. All of those trucks have been incorporated into the ERP System. Depending on product features, the PRC Stores’ products are shipped at either room temperature, which is suitable for products that can be preserved at room temperature, or through cold-chain transportation, which is applied to semi-finished products such as frozen dough and desserts. The PRC Stores’ -32.8 degree Fahrenheit large freezer and their 323 square feet cold-storage facilities can adequately house the operation of cold-chain transportation.

Distribution Channels

Stores

The PRC Stores consist of 33 stores in three cities of Xinjiang, namely Urumqi, Changji, and Shihezi. Instead of franchising, our PRC subsidiary and the VIEs directly operate all of the PRC Stores because it allows them to exercise greater control over product quality, front-end sales, customer service quality, and overall shopping environment. This model also makes it easier to initiate transparent communication between our central management team and employees at the PRC Stores and to more efficiently manage our entire business operation in the PRC through the ERP System. Our subsidiary and the VIEs plan to continue operating the PRC Stores directly in the foreseeable future.

The PRC Stores employ a rigorous analytical process to identify new store locations, whereby they evaluate locations based on market characteristics, demographic characteristics, including income and education levels, the presence of key anchor stores and co-tenants, population density, convenience for parking and other means of transportation, and the overall surrounding environment, among other factors. Before entering into a lease agreement, their management team conducts comprehensive research on lease prices near the selected location and identify factors causing any price difference. The PRC Stores also actively monitor and manage the performance of their stores and seek to incorporate information learned through the monitoring process into their future site selection decisions. We believe the PRC Stores have a flexible site selection model, whereby their stores can be located in both street and mall locations. The PRC Stores have grown their store base in both locations since their first store opened in 2012, with 14 stores in street locations and 19 stores in malls as of the date of this annual report.

Digital Platforms

Customers can place orders at the website of the PRC Stores, www.xsong.com.cn. On their website, the PRC Stores sell birthday cakes and seasonal products, and promote seasonal and membership deals. The PRC Stores have a team of professionals working on refining the website to improve their online interaction with customers and the efficiency of customers’ online ordering process. For the years ended December 31, 2022, 2021, and 2020, the product sales made through the website the PRC Stores accounted for 0.03%, 0.06%, and 0.11% of their total sales, respectively.

In February 2020, the PRC Stores launched a new online store, which is linked to the official account of the PRC Stores on WeChat and focuses on selling seven-inch or larger cakes. Customers may place orders directly through their mobile phones and get their cakes quickly delivered by the PRC Stores’ own transportation team.

Third-Party Platforms

The PRC Stores list their bakery products on third-party online food ordering platforms such as Meituan-Dianping and Koubei. Customers can order through mobile apps and websites of these platforms, and pick up the ordered bakery products at the PRC Stores or have them delivered by the carriers of these platforms. For the years ended December 31, 2022, 2021, and 2020, the sales made through these third-party platforms accounted for 5.32%, 4.19%, and 4.2% of our total sales, respectively.

Store Experience

The PRC Stores have sizes ranging from 215 square feet to 2,640 square feet. 33 of the PRC Stores have seats, with an average capacity of eight guests. Their internal teams have designed these stores and coordinated the whole renovation process to ensure the best presentation of their products and brand image. The PRC Stores have been designed to possess a warm, inviting, and modern ambiance, with glass display cases and vintage cake stands showcasing baked goods that sit high upon marble counters. We believe that it is with this inviting and accessible atmosphere that the PRC Stores have cultivated a loyal customer base in residential and commercial markets.

The PRC Stores are generally open from 10:00 a.m. to 10:30 p.m. daily during the summer and from 10:30 a.m. to 11:00 p.m. during the winter, and benefit from a balanced sales mix across operating hours.

The Flagship Store

On November 29, 2019, the flagship store of the PRC Stores, Hongshan Lifestyle Store, in Urumqi. At approximately 2,640 square feet and with 26 seats, the store features glass display cases, an open kitchen, and a cocktail bar, and sells bread, desserts, sandwiches, custom cakes, and beverages. This flagship store is an important marketing platform that allows the PRC Stores to showcase their vision of a comfortable yet distinguishable store environment and connect with their customers in a new way, and for their customers to immerse themselves in an atmosphere that encompasses who the PRC Stores are.

Membership and Customers

The PRC Stores issue free membership cards that are rechargeable with cash in stores to encourage higher spending by customers and strengthen their loyalty to the PRC Stores’ brand. Both corporate and individual customers can get membership cards, add money onto the cards, and use them to purchase products in the PRC Stores. By using these membership cards, customers will enjoy benefits such as free cash vouchers that can be used to purchase products of the PRC Stores and 12% off original prices of all products on member day each week. Once a customer adds at least RMB200 (approximately $29) to a new membership card, the customer is counted as a member of the PRC Stores. As of December 2022, the PRC Stores had approximately 582,000 members. For the years ended December 31, 2022, 2021, and 2020, the sales to members collectively accounted for 54%, 52%, and 47% of our total sales, respectively.

The PRC Stores sell bakery products to both individual and corporate customers.

Individual customers of the PRC Stores come from a variety of age groups and social backgrounds. There are three methods for these individual customers to purchase products of the PRC Stores, namely, purchasing products at the stores with cash or credit cards, getting membership cards and using membership cards to make a purchase at the stores, and ordering the products on digital platforms.

Corporate customers of the PRC Stores primarily get membership cards and purchase cash vouchers for products such as seasonal products, cakes, and birthday cakes as part of employment benefits for their employees. During the time of year around Mid-Autumn Festival and Dragon Boat Festival, the majority of customers of the PRC Stores buying seasonal products are corporate customers (though the number of individual customers who purchased zongzi from the PRC Stores increased during Dragon Boat Festival of 2020). The PRC Stores have already developed and maintained stable relationship with several corporate customers over the years. Top corporate customers of the PRC Stores for the year ended December 31, 2022 included Industrial Bank Co., Ltd. Urumqi Branch Office, China Post Group Corporation Branch Office, the Labor Union Committee of State Grid Urumqi Electric Power Supply Company, the Urumqi Branch of China Telecommunications Corporation Labor Union Committee, and Xinjiang Tianshan Rural Commercial Bank Co., Ltd. Top corporate customers of the PRC Stores for the year ended December 31, 2021 included China Post Group Corporation Branch Office, Industrial Bank Co., Ltd. Urumqi Branch Office, Affiliated Hospital of Traditional Chinese Medicine of Xinjiang Medical University, Labor Union Committee of Urumqi City Rail Group Co., Ltd., and Xinjiang Gas (Group) Limited Company. Top corporate customers of the PRC Stores for the year ended December 31, 2020 included First Affiliated Hospital of Xinjiang Medical University, Xinjiang Medical University Affiliated Tumor Hospital, Xinjiang Medical University, the Labor Union Committee of Shenhua New Energy Co., Ltd., and the Labor Union Committee of Urumqi City Rail Group Co., Ltd.

Competition

The PRC bakery products market is highly fragmented, and competition in this market tends to be regionalized due to customers’ localized food preferences. Virtually all of the bakery products of the PRC Stores are sold in Xinjiang. The major competitors of the PRC Stores are international and domestic companies that produce and sell bakery products in Xinjiang, including Tous Les Jours, Vinesweet, Bakery Share, Lanzhou Aili’s Food Company Ltd., Maiquer Group Co., and BreadTalk Group Ltd. The PRC Stores compete for customers primarily on the basis of the price and quality of their products, food safety, brand awareness and loyalty, responsiveness to customer demand and market trends, customer experience, the ability to accurately estimate sales quota and control inventory, production capacity, and operation and management of chain stores.

The PRC Stores also potentially compete with bakery product manufacturers, such as Grupo Bimbo, S.A.B. de C.V., and Toly Bread Co., and bakery chain stores, such as Paris Baguette from Korea, Yamazaki Baking from Japan, and Holiland and Wedome, both of which are PRC based. Although none of the above enterprises has built a dominating presence in Xinjiang, the PRC Stores anticipate to directly compete with them when the PRC Stores expand to other regional markets in the PRC in the future.

The U.S. Stores

Chanson 23rd Street, which is located in New York City’s Flatiron District, operates Patisserie Chanson on the ground floor and Thyme Bar both on the ground floor and in the underground cellar. Chanson Greenwich, which is located in New York City’s Tribeca, operates Chanson Le Salon. Chanson 3rd Ave, which is located in New York City’s Upper East Side, operates Patisserie Chanson (3rd Ave).

Patisserie Chanson was established in 2016 as a modern European-style café and eatery that specializes in the art of making French-style viennoiseries and pastries. With an open display array of innovative gourmet pastries and piquant coffee brews, Patisserie Chanson is committed to offering eat-in services and serving freshly prepared bakery products and extensive beverage products.

Thyme Bar is a cocktail bar opened in February 2020, which features various to-go cocktails. Every drink on the opening menu was created with a sustainable and low-waste approach, repurposing waste from nearby restaurants, like coffee grounds from Patisserie Chanson. Thyme Bar was one of the first bars in New York City to pivot and offer to-go cocktails and has been able to successfully maintain and evolve this business model through the COVID-19 pandemic. In August 2020, Thyme Bar introduced “The Thyme Bar Experience,” a floriography-based cocktail prix-fixe menu with food pairings.

Patisserie Chanson and Thyme Bar have both received positive media coverage since their openings. The French-style chocolate fondants of Patisserie Chanson were reported by Vogue on April 14, 2017 as one of the most seasonally appropriate pastel-hued desserts for Easter season in New York City, and Thyme Bar was reported by Forbes on April 16, 2020 to be among 11 of the best cocktails-to-go bars in New York and again on October 28, 2020 for crafting to-go cocktails that are “sippable art.”

Chanson Le Salon opened in December 2021 as a modern French brasserie with a New American approach. Its menu shares both cultures’ flavors, serving fast upscale dining with a health-conscious approach. Chanson Le Salon is committed to presenting all-day brunch, varieties of coffees and sandwiches, and afternoon tea.

Patisserie Chanson (3rd Ave) opened in March 2023 and serves freshly prepared bakery products and extensive beverage products.

Products

The U.S. Stores currently offer 138 types of eat-in menu items and bakery products, together with a large number of beverage products. The U.S. Stores make these products in the kitchen or bar of the store and serve them to eat-in customers or sell them in store. The U.S. Stores derived 29.6%, 22.2%, and 37.9% of their revenue from offering eat-in services, 16.2%, 25.0%, and 44.6% from the sales of bakery products, and 54.2%, 52.8%, and 17.5% from the sales of beverage products during the years ended December 31, 2022, 2021, and 2020, respectively.

The U.S. Stores’ eat-in menu includes sandwiches, salads, toasts, croissants, soups, and desserts. Their bestselling menu items include avocado toast, smoked salmon croissant, and black truffle grilled cheese.

The U.S. Stores’ bakery products include cakes, bread, sweets, birthday cakes, and pastries. Their bestselling bakery products include kouign amann, kouign amann (salted caramel), and croissant.

The U.S. Stores’ beverage products include store-made coffee, herbal tea, fruit juices, and alcoholic beverages. Their bestselling beverage products include latte, cappuccino, brewed coffee, and “Thyme 2 Go” cocktails, which are bottled cocktails have been pre-chilled and pre-diluted.

Store Design

Chanson 23rd Street has two floors with an aggregate size of approximately 3,900 square feet. Seating in Chanson 23rd Street is comprised of a combination of table seats and bar seats with a capacity of 40 guests.

Chanson Greenwich has two floors with an aggregate size of approximately 4,140 square feet. Seating in Chanson Greenwich’s indoor area is comprised of a combination of table seats and bar seats with a capacity of 55 guests. Chanson Greenwich also has an outdoor seating space with a capacity of 30 guests.

Chanson 3rd Ave has two floors with an aggregate size of approximately 1,065 square feet. Seating in Chanson 3rd Ave is comprised of table seats with a capacity of 14 guests.

The design of the U.S. Stores intends to deliver a modern, clean, and inviting atmosphere with marble tables and counters, enhanced with abundant light and wooden fixture accents, and a layout that optimizes the available space and serves as a setting for a wide variety of occasions. The U.S. Stores’ open kitchen showcases their preparation processes and exemplified their commitment to freshness. We believe this layout achieves this atmosphere and makes the U.S. Stores a desirable destination at any time of day.

Dining and Shopping Experience

The U.S. Stores offer a variety of dining and purchasing options. Customers can either grab their bakery products and beverage products for take-out or take a seat and stay longer for a relaxed and enjoyable eat-in experience. Chanson 23rd Street is currently providing indoor dining and delivery and pickup services from 8 a.m. to 5 p.m. from Tuesday to Friday and from 9 a.m. to 5 p.m. during the weekend, and its bar is open from 5 p.m. to 1 a.m. from Tuesday to Sunday. Chanson Greenwich is currently providing indoor and outdoor dining services from 8 a.m. to 6 p.m. daily and its bar is open from 5 p.m. to 11 p.m. Chanson 3rd Avenue is currently selling bakery and beverage products and provide delivery and pickup services from 8 a.m. to 6 p.m. from Tuesday to Sunday.

The U.S. Stores offer delivery and pickup services within New York City (Manhattan and limited areas in Queens and Brooklyn). Customers may order grab-to-go sandwiches, breakfast, desserts, French pastries, brunch, and beverages via their website, patisseriechanson.com, and through third-party delivery partners, including Grubhub, Uber Eats, Caviar, Doordash, and Seamless.

In addition, the U.S. Stores offer corporate catering services in the New York City area. Their corporate catering focuses on meetings and work celebrations, offering breakfast and lunch boxes, croissant platters, salads, parfaits, sandwiches, sweets, cakes, and beverages. For special events, the U.S. Stores can provide custom cakes with a company logo, personal monogramming, or custom flavors and colors.

Revenue derived from delivery, pickup, and catering services accounted for 15.5%, 12.8%, and 38.13% of the total revenue of the U.S. Stores for the years ended December 31, 2022, 2021, and 2020, respectively.

Customers

The majority of sales of the U.S. Stores are to individual customers and the U.S. Stores also supply bread and desserts to corporate customers, including coffee shops and cafes in New York City. The U.S. Stores generated 100%, 100%, and 71.17% of their revenue from sales to individual customers and 0%, 0%, and 28.83% from sales to corporate customers during the years ended December 31, 2022, 2021, and 2020, respectively. Revenue generated from the top three corporate customers accounted for approximately 0%, 0%, and 28% of the revenue of the U.S. Stores during the years ended December 31, 2022, 2021, and 2020, respectively. Due to the impact of the COVID-19 pandemic, development of corporate customers has slowed down since 2020. As a result, the U.S. Stores expect sales to individual customers to remain their most significant sales channel for the near future.

Competition

The New York City bakery products and restaurant business markets are highly competitive and fragmented with a number of small to medium size manufacturers specializing in a wide variety of bakery products and restaurants. All of the products of the U.S. Stores are sold in New York City. Their major competitors are internationally and domestically renowned bakery chain-stores in New York City, including Paris Baguette and Le Pain Quotidien, and bakery product manufacturers including Grupo Bimbo, S.A.B. de C.V., and Toly Bread Co. In addition, the U.S. Stores face significant competition from a variety of locally owned restaurants and national chain restaurants offering bakery products, as well as take-out options from grocery stores. The U.S. Stores compete for customers primarily on the basis of price, quality, product differentiation, marketing strategies, and nutritional values.

Suppliers

The PRC Stores and the U.S. Stores carefully select suppliers based on product quality and authenticity, and they seek to develop long-term relationships with these suppliers. Each year, the PRC Stores and the U.S. Stores conduct a rigorous selection and evaluating process that gives them a chance to review their relationship with current suppliers and to explore relationships with new suppliers who are experienced and professionally trustworthy and strive for providing high-quality raw materials. The PRC Stores and the U.S. Stores have been able to use the information learned from new suppliers to evaluate their agreements with current suppliers. They do not engage in any hedging agreements to manage their exposure to fluctuations in the price of food commodities. The PRC Stores and the U.S. Stores negotiate and manage supply arrangements separately.

The PRC Stores enter into supply agreements in the ordinary course of business with their suppliers, pursuant to a form of supply agreement typically for a one-year term. For some raw materials, such as butter, the suppliers provide a certain quantity of raw materials at a fixed price and deliver them separately based upon the needs of the PRC Stores; for other raw materials, such as eggs, the suppliers provide raw materials at prices determined when the PRC Stores place their orders. If the price of certain imported raw material is expected to rise, suppliers will provide a written notice to the PRC Stores at least one month in advance and the PRC Stores will then decide whether to order additional raw materials before the price increases. Suppliers deliver to the central factory of the PRC Stores approximately twice per week on Mondays and Fridays. After suppliers deliver, the payment per order is calculated based on the actual number of qualified products that meet the PRC Stores’ verification standards. Usually, the PRC Stores are given one to three months to complete the payment per order. Top suppliers of the PRC Stores during the year ended December 31, 2022 included Urumqi Yuxin Commerce and Trade Co., Ltd. (“Yuxin”), Xinjiang Meishifu Food Co., Ltd. (“Meishifu”), Pengcheng Fruit Company, Xinjiang Zhengda Food Co., Ltd. (“Zhengda”), and Peimeirun. Their supply constituted 10%, 10%, 7%, 7%, and 7% of the PRC Stores’ total raw materials in terms of monetary value in that period, respectively. Top suppliers of the PRC Stores during the year ended December 31, 2021 included Meishifu, Urumqi Jinda Food Raw Material Co., Ltd. (“Jinda”), Yuxin, and Zhengda. Their supply constituted 17%, 9%, 9%, and 8% of the PRC Stores’ total raw materials in terms of monetary value in that fiscal year, respectively. Top suppliers of the PRC Stores during the year ended December 31, 2020 included Meishifu, Jinda, Yuxin, and Zhengda. Their supply constituted 23%, 8%, 6%, and 6% of the PRC Stores’ total raw materials in terms of monetary value in that fiscal year, respectively.

The U.S. Stores order raw materials from suppliers based on their needs, instead of entering into long-term supply agreements with their suppliers. The U.S. Stores are able to ensure consistent delivery and competitive pricing because of their long-term business relationships with these suppliers. Suppliers of sugar and flour deliver to the U.S. Stores weekly and suppliers of vegetables and fruits do so daily. Top suppliers of the U.S. Stores during the year ended December 31, 2022 included Baldor Specialty Foods, Inc. (“Baldor”), Southern Glazers of NY Metro, and Empire Merchants. Their supply constituted 30%, 7%, and 5% of the U.S. Stores’ total raw materials in terms of monetary value in that period, respectively. Top suppliers of the U.S. Stores during the year ended December 31, 2021 included Baldor, The Chefs’ Warehouse, and Southern Glazers of NY Metro. Their supply constituted 19%, 17%, and 13% of the U.S. Stores’ total raw materials in terms of monetary value in that fiscal year, respectively. Top suppliers of the U.S. Stores during the year ended December 31, 2020 included Dairyland USA Corporation, Paris Gourmet, and Baldor. Their supply constituted 29%, 18%, and 15% of the U.S. Stores’ total raw materials in terms of monetary value in that fiscal year, respectively.

Food Safety

Food safety is essential to the success of the PRC Stores and the U.S. Stores and they have established procedures to help ensure that their customers enjoy safe and quality food.

During the procurement of raw materials, the procurement team and compliance team of the PRC Stores and the U.S. Stores evaluate the quality and applicability of the submitted samples of raw materials, as well as suppliers’ capability to meet deadlines. They re-evaluate those suppliers who the PRC Stores and the U.S. Stores have previously collaborated with on a yearly basis to meet the changing production needs. For suppliers who add additives into the products they supply to the PRC Stores or the U.S. Stores, the PRC Stores and the U.S. Stores require them to warrant that additives in their products comply with food safety requirements and standards according to relevant laws and regulations. The PRC Stores and the U.S. Stores also periodically examine the freshness of all raw materials and make sure that their storage conditions are properly to preserve freshness of raw materials.

During the actual production, the PRC Stores and the U.S. Stores have designed and applied rigorous standards and requirements to oversee product formulas, product craftsmanship, and production process. They also regularly organize mandatory firm-wide trainings to teach their employees appropriate ways of applying food safety measures in different scenarios and to enhance awareness and understanding of food safety as a whole. Without the approval of training managers, employees cannot work on production lines or in kitchens. The quality-control team of the PRC Stores and the U.S. Stores also analyzes production sectors that may influence product quality and safety, formulating corresponding methods to prevent potential negative effects. Before transporting or selling their products, the PRC Stores and the U.S. Stores conduct strict final examination on those products according to food industry standards to ensure that their products have high quality and are safe to consume.

The PRC Stores and the U.S. Stores only sell their bakery products on the day when these products are made and their light meals and beverage products on a made-to-order basis, and they make sure that any unsold or leftover products and unused semi-finished products are promptly disposed of, so as to offer their customers the freshest products that conform to stringent food safety standards on a day-to-day basis. The PRC Stores and the U.S. Stores have also established systematic and efficient procedures to swiftly recall any product that imposes potential or existing food safety issues to their customers, whose health and safety are always most important to the PRC Stores and the U.S. Stores. As of the date of this annual report, the PRC Stores and the U.S. Stores have never had to recall any product. To further improve their quality and safety control, the PRC Stores and the U.S. Stores conduct periodic customer satisfaction surveys to learn about customers’ needs and quality of the products from the customers’ perspectives.

Inventory Management

The PRC Stores and central factory have established policies and management procedures and formed a group of specialists to supervise employees working in the inventory team and to review their job performance. These specialists also design emergency plans to deal with critical circumstances under which inventory runs extremely low and conduct monthly reviews to assess differences between inventory accounts and actual amount of remaining inventory through the ERP System. By using an information and expertise-based management method, we are confident that the PRC Stores can effectively reduce costs and production waste.

●	For packaged bakery products, the PRC Stores adopt a sale-history based method to estimate production quota because it allows the PRC Stores to effectively address the short-lived feature of bakery products, to ensure their customers are presented with fresh bakery products, to maintain flexibility in production planning, and to strengthen their ability to effectively reduce inventory; and

●	For their made-in-store pastries and birthday cakes, the PRC Stores alternatively adopt a method that combines sale-history based quota estimation and in-time demand. In addition to delivering a certain number of semi-finished products to the stores, the PRC Stores also deliver raw materials to the stores, so store employees can make extra cakes or further decorate delivered cakes if there are excessive or special customer demand on a particular day.

In the U.S. Stores, the store manager or head chef determines the amount of raw materials to be ordered on a weekly or daily basis based on his or her experience and recent sales trends of their products. The U.S. Stores usually keep inventories low and rely on in-time deliveries from suppliers. The U.S. Stores take stock of their inventory at the end of each month to understand the amount of raw material used.

Marketing and Sale Strategies

Pricing and Discounting

The PRC Stores and the U.S. Stores determine their product prices on the basis of various factors, including the consumption power of their targeted customer groups, market demand for specific products, product cost, prices of competitive products, and the macroeconomic environment. Such method gives the PRC Stores and the U.S. Stores the space to change prices flexibly if circumstances require them to do so and allows them to better respond to customers’ changing sensitivity to price. This advantageous approach has allowed the PRC Stores and the U.S. Stores, and, we expect will continue, to attract more customers and reinforce and further expand brand loyalty. The PRC Stores and the U.S. Stores plan to further refine their calculation formula to ensure that their product prices accurately and cautiously take into consideration both existing and potential market factors.

On a periodic basis, the PRC Stores and the U.S. Stores design and execute discounting strategies to stimulate sales. The PRC Stores and the U.S. Stores have effectively adopted a number of discounting strategies, including: in the PRC Stores, (i) a member day on which members enjoy 12% off original prices of all products each week, (ii) discounting activities on third-party digital platform, and (iii) discounting benefits enjoyable only through using credit cards issued by Shanghai Pudong Development Bank Co., Ltd; in Chanson 23rd Street, (i) an “All Week Brunch” menu from 11:30 a.m. to 4:30 p.m. that allows its customers to try its café items and dessert items at the same time at a discounted price, (ii) a “Dessert Tasting” menu with seasonal selections from its dessert bar, and (ii) discounts to employees of nearby corporations, such as Estee Lauder and Tiffany; and in Chanson Greenwich, (i) a “Weekday Lunch Special” menu from 10 a.m. to 3 p.m. that allows its customers to try its café items and dessert items at the same time at a discounted price and (ii) discounts to employees of nearby corporations, such as Citibank and Goldman Sachs.

Social Media

The PRC Stores and the U.S. Stores enhance publicity of their products and the effectiveness of their other marketing strategies on major Chinese and U.S. social media platforms and their own websites.

The PRC Stores operate official accounts on WeChat, Weibo, and Douyin, which had an aggregate of over 24,710 followers as of December 2022, and regularly post information of their new products, discounting activities, and brand development there.

The U.S. Stores operate four official accounts on Instagram, which had over 67,000 followers in total, and four official Facebook accounts, which had over 25,400 followers, as of December 2022. The U.S. Stores regularly post pictures of their stores and products with detailed information of their new products and promotion activities to attract potential customers and promote their image as a modern European-style café and eatery specializing in dessert-making.

Since 2019, the U.S. Stores have partnered with Aranka Media Enterprise, a full-service media agency, to accelerate its brand growth and improve customer relationships. Aranka Media Enterprise oversees the U.S. Stores’ media strategy and entire online presence, including their presence on digital booking systems, delivery platforms, and social media. Aranka Media Enterprise also implements data collection systems to provide sales reports and market analyses, which help the U.S. Stores discover new consumer trends and optimize physical storefront operations.

Properties

Properties in the PRC

We maintain our headquarters and the central factory of the PRC Stores in Urumqi, Xinjiang.

The old central factory of the PRC Stores has three production lines, which run 40 to 45 hours per week. Equipped with advanced production equipment, including egg-beating machines, proofing cabinets, dough mixers, ovens, hot stoves, and cold-storage facilities, the old central factory has an annual production capacity of bakery products worth RMB80 million (approximately $12.41 million). During the year ended December 31, 2021, the old central factory was at approximately 54% of the annual production capacity and produced bakery products and semi-finished products worth RMB43 million (approximately $6.71 million). The PRC Stores stopped their production in this central factory after their new central factory began production in August 2022. Pursuant to a Premises Use Agreement dated April 30, 2020 and a Supplemental Agreement dated June 18, 2020, Urumqi Plastic Surgery Hospital Co., Ltd., a PRC company controlled by our Chairman, Gang Li, provided approximately 5,382 square feet office space for our headquarters and 10,763 square feet for the old central factory without charge. The term of the agreement is from January 1, 2020 to June 25, 2028, unless otherwise terminated by either party.

Xinjiang United Family has constructed a new central factory in Urumqi, Xinjiang, to expand the production capacity of the PRC Stores. On June 30, 2021, Xinjiang United Family entered into a lease agreement for approximately 54,638 square feet of building space and paid a deposit of RMB574,357 (approximately $90,000). The term of the lease agreement is from June 15, 2021 to June 14, 2031, unless otherwise terminated by either party, and the annual rent is RMB1,148,714 (approximately $180,000) for the first year with annual increments of 2.5%. Xinjiang United Family is required to notify the landlord in advance within 90 days prior to the end of the lease term if it would like to renew the lease agreement. The investment budget for the new central factory is approximately RMB17.9 million (approximately $2.8 million) after VAT deduction and the new central factory is designed to have an annual production capacity of bakery products, seasonal products, and beverage products worth (on the raw cost basis) RMB150 million (approximately $23.26 million). As of December 31, 2022, Xinjiang United Family had spent approximately RMB12.9 million (approximately $1.9 million) for the construction. The construction of the production line for bakery products was completed in June 2022 and the new central factory began production in August 2022. Xinjiang United Family plans to start the construction of two additional production lines for beverage products and seasonal products in 2023 and complete them in late 2023. Xinjiang United Family plans to use cash flow from the operations of the PRC Stores to fund the construction. For details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Our PRC subsidiary and the VIEs currently operate 33 stores in Xinjiang, with individual store sizes ranging from 215 square feet to 2,640 square feet and an average monthly rent of RMB32,335 (approximately $5,092). Our PRC subsidiary and the VIEs lease all these store spaces from third-party individuals and corporations, except that the store space of Wenhua is provided by Urumqi Plastic Surgery Hospital Co., Ltd., pursuant to a Premises Use Agreement and a Supplemental Agreement without charge.

The following table shows the information of the PRC Stores as of the date of this annual report:

	Store	City	Size (Square Feet)	Opened
1	Midong	Urumqi	579	April 2017
2	Dehui Wanda	Urumqi	1,111	January 2018
3	Changji Youhao	Changji	1,029	August 2015
4	Changji Huijia	Changji	861	September 2015
5	Hongshan	Urumqi	2,422	November 2017
6	Beimen	Urumqi	942	May 2018
7	Minzhu	Urumqi	1,830	April 2014
8	Riyue Xingguang	Urumqi	1,428	May 2014
9	Wanyancheng	Urumqi	1,152	October 2017
10	Huarun Wanjia	Urumqi	482	January 2015
11	Medical College	Urumqi	990	July 2017
12	Changchun	Urumqi	1,335	March 2014
13	Huijia Third Floor	Urumqi	920	September 2012
14	Baishang	Urumqi	1,276	February 2019
15	Xiaoxigou	Urumqi	1,184	April 2019
16	Railway Bureau	Urumqi	1,830	May 2019
17	Economics Development Wanda	Urumqi	1,253	July 2019
18	Hongshan Lifestyle Store	Urumqi	2,640	November 2019
19	Nanhu	Urumqi	1,507	September 2020
20	Hebei Road Huarun	Urumqi	1,033	October 2020
21	Degang Wanda	Urumqi	1,163	December 2020
22	Xinbei Yuanchun	Urumqi	814	October 2021
23	Dehui Wangda Fourth Floor	Urumqi	215	November 2021
24	Qingnian Road Haojiaxiang	Urumqi	861	November 2021
25	Vanke Jincheng Huafu	Urumqi	910	November 2021
26	Gaoxin Wanda	Urumqi	1,481	December 2021
27	Shidai Guangchang	Urumqi	1,841	June 2022
28	Meimei No. 2	Urumqi	239	March 2023
29	Shihezi	Shihezi	799	May 2014
30	Tianbai	Urumqi	807	October 2015
31	Wenhua	Urumqi	1,184	October 2012
32	Meimei	Urumqi	1,442	November 2012
33	Ruitai	Urumqi	1,076	May 2015

Subject to specific terms of each lease agreement, lease terms range from one to six years. With respect to the payment method of lease fee, some agreements require a minimum rent per month, typically including rent increases after the first year, while the remaining agreements specify a fixed rent per year and requires a first-year deposit in advance. The agreements generally require the PRC Stores to pay insurance, utilities, real estate taxes, and repair and maintenance expenses. The termination clause provides a lessor the right to terminate a lease agreement under different situations, including but not limited to nonpayment of rent, changed purpose of the lease space without the lessor’s permission, and illegal conducts at the lease space. Correspondingly, some lease agreements provide the PRC Stores the right to terminate the agreement if the lessor does not provide access to the leased space upon the PRC Stores’ payment of lease fee or has not properly repaired broken areas of the leased space.

Tangible properties of the PRC Stores and central factory include production, transportation, and electronic equipment.

Properties in the U.S.

Chanson 23rd Street leases 3,900 square feet of store space in New York City from a third party for a lease term of 15 years starting from January 2017, with a monthly rent of $50,000 and an increase in the monthly base rent every year. The agreement requires Chanson 23rd Street to pay insurance, utilities, and repair and maintenance expenses, and acquire all required licenses and permits from governmental authorities. Chanson 23rd Street may extend the lease for an additional five years upon its expiration.

Chanson Greenwich leases 4,140 square feet of store space in New York City from a third party for a lease term of 10 years starting from July 1, 2020, with an annual rent of $385,000 and an increase in the annual base rent starting from the third year. The agreement requires Chanson Greenwich to pay insurance, utilities, and repair and maintenance expenses, and acquire all required licenses and permits from governmental authorities. Chanson Greenwich may extend the lease for an additional six years upon its expiration.

Chanson 3rd Ave leases 1,069 square feet of store space and 1,041 square feet of storage space in New York City from a third party for a lease term of 15 years starting from August 9, 2021, with an annual rent of $168,000 and an increase in the annual base rent every year. The agreement requires Chanson 3rd Ave to pay insurance, utilities, and repair and maintenance expenses, and acquire all required licenses and permits from governmental authorities.

Chanson Broadway leases 850 square feet of store space in New York City from a third party for a lease term of 10 years starting from April 1, 2022, with an annual rent of $222,000 and an increase in the annual base rent every year. The agreement requires Chanson Broadway to pay insurance, utilities, and repair and maintenance expenses, and acquire all required licenses and permits from governmental authorities.

Chanson NY rents three offices in New York City from a third party pursuant to a month-to-month office agreement starting from August 1, 2021, with a monthly rent of $5,474.

Tangible properties of the U.S. Stores include production, transportation, and electronic equipment. As of December 2022, the transportation team of the U.S. Stores had a cargo van capable of transporting up to 1 ton of goods per transition per day.

R&D

A considerable portion of sales of the PRC Stores and the U.S. Stores is driven by the introduction of new products, and as a result, product R&D is, and will continue to be, an important component of their business. The PRC Stores and the U.S. Stores take a deliberate approach to new product development, with a primary focus on enhancing the quality, flavor, texture, presentation, and packaging of their products while adjusting product formulas and evolving production methods to meet customers’ demand for healthy, nutritious, and ready-to-eat food. In the realm of experimenting with healthy food concepts, such as low in carb, low in sugar, and high in fiber and vitamins, they have been exploring new product categories, including multi-grain products and products enriched with minerals.

The PRC Stores maintain an in-house R&D team to improve their market research and customer insight capabilities. Currently, the R&D team of the PRC Stores has six employees. The PRC Stores and the U.S. Stores expect to invest resources to retain more qualified employees. Their R&D team members frequently participate in industry conferences and engage with industry experts to develop product formulas that follow key customer trends and to enhance their product quality. Their management team also regularly attends industry exhibits in Japan, the U.S., and the European countries to learn about the most up-to-date industry trends and developments, deepening their expertise in brand building and product diversification.

The passion and dedication for innovation of the PRC Stores and the U.S. Stores has been translated into their ability to develop and introduce new products and ramp them into volume with a fast pace, converting their advantage in R&D into their commercial competitive advantage in the bakery industry. As of March 2023, the PRC Stores had introduced over 145 types of new products and the U.S. Stores had introduced 15 types of new products since 2022.

Through years of effort, the PRC Stores and the U.S. Stores have also developed a systematic approach to refine product packaging. They seamlessly combine functionality with aesthetics by integrating automatic packaging and packaging techniques with an exceptional heat-sealing feature with stylish graphic designs.

Intellectual Property

Trademark

Xinjiang United Family has registered the brand name, “George●Chanson,” as its trademark in 19 categories, its logo as its trademark in six categories, and “The thyme bar” as its trademark in four categories in the PRC. These registrations allow the PRC Stores to exclusively use the trademark in areas under those categories. Chanson 23rd Street has registered “CHANSON,” “PATISSERIE CHANSON,” and “CHANSON NEW YORKTM” as its trademarks in the U.S. The following tables summarize these trademark registrations:

Trademarks Registered in the PRC

	Registration Number	Category	Effective Period	Trademark Logo
1	17999111	40	11/07/2016-11/06/2026

2	17999258	43	11/07/2016-11/06/2026

3	17999032	31	11/07/2016-11/06/2026

4	17999068	33	11/14/2016-11/13/2026

5	17998952	5	11/14/2016-11/13/2026

6	17998971	29	11/14/2016-11/13/2026

7	13241648	30	04/14/2015-04/13/2025

8	13241661	32	04/14/2015-04/13/2025

9	13241679	39	03/28/2015-03/27/2025

10	12911052	35	08/07/2017-08/06/2027

	Registration Number	Category	Effective Period	Trademark Logo
11	39954090	35	10/28/2020-10/27/2030

12	39954063	30	11/07/2020-11/06/2030

13	44626303	30	12/07/2020-12/06/2030

14	44629314	32	12/07/2020-12/06/2030

15	44623341	33	12/07/2020-12/06/2030

16	44639541	35	12/21/2020-12/20/2030
17	53288503	8	08/28/2021-08/27/2031

18	53317617	11	08/28/2021-08/27/2031

19	53296291	21	08/28/2021-08/27/2031

20	53302745	16	09/07/2021-09/06/2031

	Registration Number	Category	Effective Period	Trademark Logo
21	53157597	36	09/07/2021-09/06/2031

22	53310418	44	09/07/2021-09/06/2031

23	53141021	41	09/14/2021-09/13/2031

24	53140661	3	09/21/2021-09/20/2031

25	56986085	25	12/28/2021-12/27/2031
26	53129642	30	03/28/2022-03/27/2032
27	53145548	32	03/28/2022-03/27/2032
28	53145551	33	03/28/2022-03/27/2032
29	53145555	35	03/28/2022-03/27/2032

Trademarks Registered in the U.S.

	Registration Number	Registration Date	Trademark Logo
1	5785931	June 25, 2019	CHANSONTM

2	5768100	June 4, 2019

3	5768096	June 4, 2019

Chanson 23rd Street is also currently registering a trademark for Thyme Bar in the U.S. and the trademark was published in the Trademark Official Gazette on March 29, 2022.

Domain Name

The operating entities own the internet domain names ir.chanson-international.net, www.patisseriechanson.com, www.thymebarnyc.com, and chansonlesalon.com in the U.S.

Patent

As of the date of this annual report, the operating entities do not own any patent and have not applied for the registration of patent design or any other means of patent protection. Nevertheless, the operating entities plan to actively apply for patent protection with respect to their independently designed packaging methods and production methods.

Employees

As of December 31, 2022, 2021, and 2020, our PRC subsidiary and the VIEs had 294, 305, and 272 employees and our subsidiaries in the U.S. had 60, 41, and 18 employees, respectively. The following table sets forth the number of employees of our subsidiaries and the VIEs on December 31, 2022 by area of business:

Employees based in the PRC

Number of Employees
Management	10
Finance	15
Production and R&D	68
General and Administration	8
Logistics	10
Marketing and Sales	183
Total	294

Employees based in the U.S.

Number of Employees
Management	7
Cooking and Baking	18
Finance	1
Logistics	1
General and Administration	3
General Store Operation	30
Total	60

Employment Agreements, Non-competition, and Confidentiality

Generally, our PRC subsidiary and the VIEs enter into standard employment agreements with their officers, managers, and other employees, and our subsidiaries in the U.S. enter into at-will employment agreements with their employees. According to the non-competition and confidentiality clause in these agreements, the operating entities ask senior executives and key employees, especially those with the opportunity to deal with their trade secrets and other intellectual property, to enter into separate non-competition ad confidentiality agreements with them.

The non-competition and confidentiality agreements prohibit employees from engaging in any other employment during the period of their employment with the operating entities and from soliciting the operating entities’ customers on behalf of themselves or any third party. The agreements restrict employees from making any comments that could defame the operating entities’ reputation. The agreements further prohibit employees from disclosing any information and knowledge about the operating entities’ business, operation, development, and strategies, including trade secrets and their customers’ information, to any third party, as long as employees have acquired the information and knowledge during their employment term at the company. Employees of the PRC Stores whose employment agreements are not renewed are prohibited from working for competitors in two years after they leave the PRC Stores. Employees’ obligation to confidentially keep the PRC Stores’ trade secrets survives beyond the termination or expiration of their employment agreements.

Occupational Health and Safety

The PRC Stores and the U.S. Stores fulfill their legal responsibility to protect the health and safety of their employees by providing a safe workplace that meets the applicable labor and sanitation standards, controlling risks to health, and ensuring that their plants and machinery are safe and that work safety systems and guidelines are both established and adhered to. The PRC Stores and the U.S. Stores also make sure that dangerous articles and substances are transported, stored, and used safely, provide adequate welfare facilities, provide employees the information, instruction, training, and supervision necessary to preserve their health and safety, and consult with employees on health and safety matters.

In general, the PRC Stores and the U.S. Stores consider their relationship with their employees to be good.

Seasonality

Bakery products sold by the PRC Stores and the U.S. Stores and eat-in services offered by the U.S. Stores have not experienced obvious seasonal fluctuations in their sales as these products have been commonly consumed on a daily basis by customers. Beverage products sold by the PRC Stores and the U.S. Stores have experienced in the past, and expect to continuously experience in the future, higher retail sales during summer as a result of higher customer demand. Seasonal products sold by the PRC Stores have experienced in the past, and expect to continuously experience in the future, seasonal fluctuations in their retail sales as a result of customers’ increased demand for these seasonal products as gifts and for person consumption during festival seasons. Historically, the PRC Stores generate almost all the retail sales of their seasonal products during the one or two months before Dragon Boat Festival and Mid-Autumn Festival, which respectively take place at the end of the second quarter and the beginning of the third quarter of a year.

Regulations

This section sets forth a summary of the principal laws and regulations relevant to our business and operations in the PRC and the U.S.

PRC Regulations

Regulations on Food Production and Food Business Operation

Food Safety

The Food Safety Law of the People’s Republic of China, or the “Food Safety Law,” was promulgated by the SCNPC on February 28, 2009, and amended on April 24, 2015, December 29, 2018, and April 29, 2021. The Food Safety Law is formulated for the purposes of ensuring food safety and safeguarding the physical health and life of members of the public. Persons engaging in food manufacturing and processing, circulation of food, and storage and transportation of food in the PRC shall comply with this law. Under the Food Safety Law, food manufacturers and food business operators shall be accountable for the safety of food consumers, comply with food safety standards, and satisfy the specific requirements.

The Food Safety Law establishes a licensing system for food manufacturing and food business operations, which means persons engaging in food manufacturing, foodstuff sale, and food and beverage services shall obtain a permit. According to the Implementation Regulations for the Food Safety Law, which was promulgated by the State Council of the PRC on July 20, 2009, and amended in 2016, a food production permit shall be valid for three years. The Implementation Regulations for the Food Safety Law were amended in 2019, which stipulates that a food production permit shall be valid for five years starting from December 1, 2019.

Food Production Permit and Food Business Permit

The Administrative Measures for Food Production Permitting, or the “Food Production Permitting Measures,” were promulgated by the Market Supervision and Management Department on December 23, 2019, which came into effect on March 1, 2020. Pursuant to the Food Production Permitting Measures, an enterprise shall obtain a food production permit prior to engaging in food production activities within the territory of the PRC. The principle of one permit per enterprise is applied to food production permitting, and the Market Supervision and Management Department implements classified permitting on food production, according to the degree of risk of food. When applying for the food production permit, food manufacturers should have places for raw material handling, places for processing, packaging, and storage of food, and manufacturing equipment or facilities, compatible with the category and quantity of the food under production, and a reasonable equipment layout and production process, and other conditions required by laws and regulations. Our PRC subsidiary Xinjiang United Family has obtained a food production permit that allows it to manufacture bakery products. The permit will expire on November 23, 2026, and Xinjiang United Family will file a renewal request 30 business days prior to the expiration date. In general, as long as a business entity operates legally and in good standing, its renewal request will be approved.

The Administrative Measures for Food Business Permitting, or the “Food Business Permitting Measures,” were promulgated by the China Food and Drug Administration, or “CFDA,” on August 31, 2015, and were amended on November 7, 2017. According to the Food Business Permitting Measures, an enterprise shall obtain a food business permit prior to engaging in food sale and catering services within the territory of the PRC. The principle of one permit per enterprise is applied to the food business permitting. When applying for the food business permit, food business operators should meet certain conditions in accordance with laws and regulations, including but not limited to requirements on places for food processing, storing, and selling, operational equipment and facilities, food safety management personnel, regulations and rules on food safety assurance, reasonable equipment layout, and technological processes.

As of the date of this annual report, (i) the three branch offices of Xinjiang United Family have obtained the food business permits, (ii) two UFG Entities are applying for the renewal of their food business permits; and (iii) all remaining UFG Entities have obtained the food business permits, which are valid currently, allowing them to retail bakery products and store-made beverages and juice products, although some of them did not have the food business permits at the time of their opening. Pursuant to the Food Safety Law, the failure of these entities to have the food business permit at the time of opening may result in the confiscation of their illegal income, foodstuffs from the illegal business operations, tools, equipment, and ingredients used in the illegal activities. Where the value of foodstuffs from the illegal operations is less than RMB10,000 (approximately $1,446), a fine ranging from RMB50,000 (approximately $7,231) to RMB100,000 (approximately $14,460) shall be imposed; where the value of foodstuffs is RMB10,000 (approximately $1,446) or more, a fine ranging from 10 to 20 times the value of the foodstuffs shall be imposed. Although the PRC Stores have not received any notice of warning or been subject to penalties or other penalties such as income confiscation from the relevant governmental authorities regarding conducting their business without the above mentioned permits, we cannot assure you that the PRC Stores will not be subject to any penalties in the future. The PRC Stores will file a renewal request 30 business days prior to the expiration date of those permits. In general, as long as a business entity operates legally and is in good standing, its renewal request will be approved, but we cannot assure you that the PRC Stores will be able to renew such permits in the future.

Employee Health Examination System and Health Record System

Under the Food Safety Law and the Implementation Regulations for the Food Safety Law, food manufacturers and food business operators are required to establish and implement an employee health examination system and a health record system. Persons suffering from diseases that may cause food safety issues as prescribed by the health administrative department of the State Council shall not engage in work in contact with ready-to-eat food. Personnel of food manufacturers and food business operators shall undergo annual health checks and may undertake duties only upon obtaining health certificates. The PRC Stores have established an employee health examination system and a health record system, and their employees have obtained the health certificates as required. Their employee health examination system and health record system are updated once a year and no employee is allowed to work in the PRC Stores or central factory without first obtaining a health certificate, which is valid for a year.

Procurement Check Record System and Food Inspection System

Under the Food Safety Law and the Implementation Regulations for the Food Safety Law, food manufacturers and food business operators shall examine the relevant licenses and eligibility certification documents of the suppliers when procuring food ingredients, food additives, food-related products, and food. If the relevant eligibility certification documents are unavailable, food ingredients, food additives, food-related products, and food shall be inspected in accordance with food safety standards and shall not be procured or used if they do not meet these standards. Food manufacturers and food business operators are required to establish a record system for inspection of procured food ingredients, food additives, food-related products, and food, and truthfully record the names, specifications, quantities, production date or batch number, shelf life and purchase date, names and contact information of suppliers of food ingredients, food additives, food-related product and food, and retain the relevant certificates. The inspection records for procured food ingredients, food additives, food-related products, and food shall be true and be retained for at least six months after the expiration of the shelf life of the product. If there is no shelf life, the records and certificates shall be kept for at least two years. Food manufacturers are also required to establish a record system for the inspection of food exiting its factory, check its inspection certificate and safety status, and record the information truthfully. The PRC Stores have established a record system and are currently in compliance with the relevant legal requirements.

Food Recall System

A food recall system has been established in the PRC in accordance with the Food Safety Law and the Implementation Regulations on the Food Safety Law. On March 11, 2015, CFDA promulgated the Administrative Measures for Food Recall, which came into effect on September 1, 2015 and was amended on October 23, 2020. The Administrative Measures for Food Recall provides for detailed rules on the food recall system. A food manufacturer shall, upon discovering that the food produced by itself does not comply with the food safety standards, immediately stop production, recall the food from the market, notify the relevant food business operators and consumers, and record information of the recall and notification. A food business operator shall, upon discovering that the food in its business operations does not comply with the food safety standards, immediately cease business operation, notify the relevant food distributors and consumers, and record information of cessation of business operation and notification. Where the food manufacturer deems that recall of the food is necessary, the food shall be recalled immediately. The food manufacturers and food business operators shall carry out innocuous treatment and destruction measures for recalled food to prevent the recalled food from being re-circulated to the market, and report the information of recall and treatment of the food to the local Market Supervision and Management Department at or above the county level.

Pollutant Discharge Permit

Article 45 of the Environmental Protection Law of the People’s Republic of China, which became effective on January 1, 2015, stipulates that enterprises, institutions, and other producers and operators that implement pollution discharge permit management in China shall discharge pollutants in accordance with the requirements of the pollution discharge license; those who have not obtained the discharge license shall not discharge pollutants. At the same time, according to the relevant regulations of the “the List of Classification Management of Emission Permit for Fixed Source of Pollution (2019 Edition),” key management, simplified management, and registration management of pollutant discharge permit have been implemented. Pollutant discharge units that implement registration management do not need to apply for a pollutant discharge permit, but should fill in the pollutant discharge registration form on the national pollutant discharge permit management information platform. Based on the situation of the central factory of the PRC Stores, as well as their production equipment and production process, at least a sewage registration is required. As of the date of this annual report, Xinjiang United Family has completed the sewage registration.

According to Article 63 of the Environmental Protection Law of the People’s Republic of China, if an enterprise, institution, or other producer or business operator, in violation of the provisions of the law, discharges pollutants without obtaining a pollutant discharge license, and is ordered to stop discharging pollutants but refuses to carry out the order, which does not constitute a crime, in addition to punishment in accordance with relevant laws and regulations, the Environmental Protection Departments of the People’s Governments at or above the county level or other relevant departments shall transfer the case to the Bureau of Public Security. The person in charge and other persons directly responsible shall be detained for not less than 10 days but not more than 15 days; if the circumstances are relatively minor, they shall be detained for not less than five days but not more than 10 days.

Regulations on Product Quality

Manufacturers and sellers of defective products in the PRC may incur liability for losses and injuries caused by such products. In accordance with the Product Quality Law of the PRC, or the “Product Quality Law,” promulgated on February 22, 1993, and amended on July 8, 2000, August 27, 2009, and December 29, 2018, manufacturers and sellers are responsible for the product quality.

Under the Product Quality Law, manufacturers and sellers shall establish a sound internal product quality control system. Adulteration of, or mixing of improper elements with products produced or sold, selling fake products as genuine products, or selling products of poor quality as high-quality products is prohibited. Substandard products shall not be sold as products that are up to standard. Product shall have no unreasonable danger to personal safety or the safety of property. Where there are national or industry standards for the protection of health, personal safety, and the safety of property, such standards shall be complied with. Manufacturers shall not produce products that the State has determined should be eliminated. Manufacturers shall not falsify the place of origin of products or falsify or imitate the name or address of another factory. Sellers shall adopt measures to maintain the quality of products sold. Sellers shall not sell any products that the State has determined should be eliminated and whose sale has ceased, or any expired products or deteriorated products.

The Consumer Protection Law of the PRC, which was promulgated on October 31, 1993, and amended on October 25, 2013, and came into effect on March 15, 2014, has also provided protection for customers regarding food safety. Food business operators shall ensure the requisite quality, function, use, and shelf life of their goods under normal use, except where a consumer is aware of a defect before purchasing the goods, and the defect does not violate the mandatory provisions of the law. Food business operators demonstrating the quality of their goods or services through advertisements, product demonstrations, actual samples or any other methods shall ensure that the actual quality of their goods is consistent with the demonstrated quality.

Regulations on Product Liabilities

The Civil Code, which was promulgated by the National People’s Congress on May 28, 2020, and became effective on January 1, 2021, provides that where a product endangers life or property due to its defect, the manufacturers and the distributors shall bear the tort liability.

Under the Civil Code, in the event of product defects that have caused damage to others, the manufacturer shall bear tort liability and the infringed person may claim compensation against the manufacturer or the seller of the product. In such event if the defect is caused by the manufacturer, the seller who has paid compensation has the right to indemnification against the manufacturer; if the defect is caused by the fault of the seller, the manufacturer who has paid compensation has the right to indemnification against the seller. If a defect of a product endangers the personal or property safety of another person, the infringed person has the right to request the manufacturer or seller to bear tort liability, such as in forms of cessation of the infringement, removal of the nuisance, or elimination of the danger. Where a defect of a product is discovered after the product is put into circulation, the manufacturer or seller shall take remedial measures, such as stopping sales, providing warnings, or recalling the product, in a timely manner. The manufacturer or seller, who fails to take remedial measures in a timely manner or take ineffective measures so that the damage is aggravated, shall be liable also for the aggravated part of the damage. The manufacturer or seller shall bear the necessary expenses incurred by the infringed person for recalling such defective products. If a manufacturer or seller manufactures or sells a product knowing that the product is defective, or failing to take remedial measures accordingly, so that death or serious physical harm is caused to another person, the infringed person has the right to request for the corresponding punitive damages.

Regulations on Internet Advertising

The Interim Measures for the Administration of Internet Advertising, which was promulgated by the SAIC on July 4, 2016 and came into effect on September 1, 2016, governs all advertisements published on the Internet, including but not limited to advertisements in the form of text, image, audio, and video which are published through websites, web pages, and applications. Internet advertisement operators and publishers (1) shall not design, produce, or provide agency services for or publish any advertisements they know or should have known to be false; (2) shall establish a review and file management system, inspect and verify relevant supporting documents, and check content of advertisements; and (3) shall not design, produce, or provide agency services for or publish any advertisements whose content is untrue or without sufficient supporting documents.

Regulations relating to Information Security and Privacy Protection

Internet content in China is regulated and restricted from a state security standpoint. On December 28, 2000, the SCNPC enacted the Decisions on Maintaining Internet Security, later amended on August 27, 2009, which subject violators to criminal punishment in China for any effort to: (1) use the Internet to market fake and substandard products or carry out false publicity for any commodity or service; (2) use the Internet for the purpose of damaging the commercial goodwill and product reputation of any other person; (3) use the Internet for the purpose of infringing on the intellectual property of any person; (4) use the Internet for the purpose of fabricating and spreading false information that affects the trading of securities and futures or otherwise jeopardizes the financial order; or (5) create any pornographic website or webpage on the Internet, provide links to pornographic websites, or disseminate pornographic books and magazines, movies, audio-visual products, or images. Pursuant to the Administrative Measures for the Security Protection of Computer Information Networks Linked to the Internet, which was promulgated by the Ministry of Public Security (the “MPS”) on December 16, 1997 and later amended and became effective on January 8, 2011, the Internet is prohibited to be used in ways which, among other things, would result in a leakage of state secrets or a spread of socially destabilizing content. On December 13, 2005, the MPS promulgated the Provisions on the Technical Measures for the Protection of the Security of the Internet, which require internet service providers to take proper measures including anti-virus, data back-up, and other related measures, to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content, and time of posts by users) for at least 60 days, and to detect illegal information, stop transmission of such information, and keep relevant records. If an Internet information service provider violates these measures, the MPS and the local public security bureaus may recommend that the original certificate examination, approval, and issuing organizations revoke its operating license and shut down its websites. Pursuant to the Administrative Measures for the Graded Protection of Information Security promulgated by the MPS, the State Secrecy Bureau, the State Cipher Code Administration, and the Information Office of the State Council on June 22, 2007, the state shall, by formulating nationally effective administrative norms and technical standards for the graded protection of information security, organize citizens, legal persons, and other organizations to grade information systems and protect their security, and supervise and administer the graded protection work. The security protection grade of an information system may be classified into the five grades. To newly build an information system of Grade II or above, its operator or user shall, within 30 days after the information system is put into operation, go through the record-filing procedures at the local public security organ at the level of municipality divided into districts or above.

Regulations on Intellectual Property Rights

Trademarks

Trademarks are protected by the PRC Trademark Law adopted on August 23, 1982, and subsequently amended on February 22, 1993, October 27, 2001, August 30, 2013, and April 23, 2019, as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in August 3, 2002, and amended on April 29, 2014. The PRC Trademark Office under the State Administration of Market Regulation handles trademark registrations and grants a term of 10 years to registered trademarks and another 10 years if requested upon expiration of the first or any renewed 10-year term. Trademark license agreements must be filed with the PRC Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark to be registered is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar goods or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. During the three months after this public announcement, any person entitled to prior rights and any interested party may file an objection against the trademark. The PRC Trademark Office’s decisions on rejection, objection, or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, at which point the trademark is deemed to be registered and will be effective for a renewable 10-year period, unless otherwise revoked. For licensed use of a registered trademark, the licensor shall file record of the licensing with the PRC Trademark Office, and the licensing shall be published by the PRC Trademark Office. Failure of the licensing of a registered trademark shall not be contested against a good faith third party. As of December 2022, Xinjiang United Family held 29 registered trademarks in the PRC and enjoyed the corresponding rights.

Copyrights

In accordance with the Copyright Law of the PRC promulgated by the SCNPC on September 7, 1990, last amended on November 11, 2020, and came into effect on June 1, 2021, Chinese citizens, legal persons, or other entities own the copyright in their works whether published or not, including written works, oral works, music, comedy, arts of talking and singing, dance and acrobatics, work of art and architecture work, photographic works, cinematographic work and work created by the method similar to the film production method, engineering design drawing, product design drawing, map, sketch and other graphic works and model works, computer software, and other works specified by laws and administrative regulations. The rights a copyright owner has include but not limited to the following rights of the person and property rights: the right of publication, right of authorship, right of modification, right of integrity, right of reproduction, distribution right, rental right, right of network communication, translation right, and right of compilation.

In accordance with the Regulations on the Protection of Computer Software promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, Chinese citizens, legal persons, or other entities own the copyright, including the right of publication, right of authorship, right of modification, right of reproduction, distribution right, rental right, right of network communication, translation right, and other rights software copyright owners shall have in software developed by them, regardless of whether the software has been published. In accordance with the Measures for the Registration of Computer Software Copyright promulgated by the National Copyright Administration on April 6, 1992 and last amended on February 20, 2002, software copyrights, exclusive licensing contracts for software copyrights, and software copyright transfer contracts shall be registered, and the National Copyright Administration shall be the competent authority for the administration of software copyright registration and the Copyright Protection Center of China is designated as a software registration authority. The Copyright Protection Center of China shall grant a registration certification to a computer software copyright applicant who complies with relevant regulations.

Domain Name

In accordance with the Measures for the Administration of Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology (the “MIIT”) on August 24, 2017 and came into effect on November 1, 2017, and the Implementation Rules for National Top-level Domain Name Registration, which were promulgated by China Internet Network Information Center (the “CNNIC”) on June 18, 2019 and came into effect on the same day, domain name registrations are handled through domain name service agencies established under relevant regulations, and an applicant becomes a domain name holder upon successful registration, and domain name disputes shall be submitted to an organization authorized by CNNIC for resolution.

In accordance with the Notice from the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services, which was promulgated by the MIIT on November 27, 2017 and came into effect on January 1, 2018, Internet access service providers shall verify the identity of each Internet information service provider, and shall not provide services to any Internet information service provider which fails to provide real identity information.

Regulations on Patents

Pursuant to the Patent Law of the PRC, or the “Patent Law,” promulgated by the SCNPC on March 12, 1984, most recently amended on October 17, 2020, and effective from June 1, 2021, and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001 and most recently amended on January 9, 2010, there are three types of patents in the PRC: invention patent, utility model patent, and design patent. The protection period is 20 years for invention patent, 10 years for utility model patent, and 15 years for design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patentee shall pay compensation to the patentee and is subject to a fine imposed by relevant administrative authorities and, if the infringement constitutes a crime, shall be held criminally liable. In the event that a patent is owned by two or more co-owners without an agreement regarding the distribution of revenue generated from the exploitation of any co-owner of the patent, such revenue shall be distributed among all the co-owners.

Existing patents can become narrowed, invalid, or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity, and practical applicability. Under the Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or the “SIPO.” Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within three years from the date of application.

Regulations on Company Establishment

The establishment, operation, and management of companies in the PRC is governed by the PRC Company Law, or the “Company Law,” as promulgated by the SCNPC on December 29, 1993, effective on July 1, 1994, and subsequently amended in 1999, 2004, 2005, 2013, and 2018. According to the Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The Company Law applies to both domestic companies and foreign-invested companies.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the “Foreign Investment Law,” which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises, and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. The Foreign Investment Law adopts the management system of pre-establishment national treatment and negative list for foreign investment. Policies in support of enterprises shall apply equally to foreign-funded enterprises according to laws and regulations. Foreign investment enterprises shall be guaranteed that they could equally participate in the setting of standards, and the compulsory standards formulated by the State shall be equally applied. Fair competition for foreign investment enterprises to participate in government procurement activities shall be protected. The Foreign Investment Law also stipulates the protection on intellectual property rights and trade secrets. In addition, Regulations for the Implementation of the Foreign Investment Law of the PRC came into effect as of January 1, 2020.

Notice on the Implementation of Foreign Investment Law and the Registration of Foreign-funded Enterprises was issued by the State Administration for Market Regulation on December 28, 2019. According to such notice, the State Administration for Market Regulation conducts business registration, and the applicant shall apply for the registration of foreign-funded enterprises through the enterprise registration system. The registration authority shall conduct formal examination on relevant application materials. Where a foreign investor or enterprise with foreign investment invests in a field other than those in the negative list, it shall register in accordance with the principle of consistency of domestic and foreign investment.

The Measures for Reporting Foreign Investment Information were adopted by MOFCOM on December 19, 2019, approved by the State Administration for Market Regulation, and became effective on January 1, 2020. According to such measures, when a foreign investor directly or indirectly conducts investment activities in China, the foreign investor or foreign-invested enterprise shall submit investment information to the competent department of commerce in accordance with the measures.

Regulation on Foreign Investment

Investment activities in the PRC by foreign investors were principally governed by the Guidance Catalog of Industries for Foreign Investment, promulgated and as amended from time to time by MOFCOM and National Development and Reform Commission (“NDRC”), which was later divided into two legal documents, including the Catalog of Industries for Encouraged Foreign Investment, or the “Encouraged Catalog,” and the Special Administrative Measures for Access of Foreign Investment (Negative List), or the “Negative List.” The current Encouraged Catalog was promulgated by MOFCOM and NDRC on October 26, 2022 and became effective on January 1, 2023. The current Negative List was promulgated by MOFCOM and NDRC on December 27, 2021, and became effective on January 1, 2022. Industries listed in the Negative List are divided into two categories: restricted and prohibited. Industries not listed in the Negative List are generally constituted “permitted,” and are open to foreign investment unless specifically restricted by other PRC regulations. For restricted industries, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Pursuant to the current Negative List, manufacturing and selling bakery products is an encouraged industry for foreign investment access.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

According to the Foreign Exchange Control Regulations of the PRC, which were promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and were amended on January 14, 1997, and August 1, 2008 (which amendment came into effect on August 5, 2008), payments for transactions that take place within the PRC must be made in Renminbi. PRC companies or individuals may repatriate foreign exchange receipts received overseas or deposit overseas. Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of the PRC, unless prior approval is obtained from SAFE and prior registration with SAFE is made. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Foreign Investment

According to Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors, which were promulgated on May 10, 2013 and amended on October 10, 2018, by SAFE, upon establishment of a foreign investment enterprise pursuant to the law, registration formalities shall be completed with SAFE. In the event of subsequent changes in the capital of the foreign investment enterprise such as increase in capital, capital reduction, and equity transfer, registration change formalities shall be completed with SAFE.

Pursuant to the Circular of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the “SAFE Circular No. 59,” promulgated by SAFE on November 19, 2012, and was further amended on May 4, 2015, as well as October 10, 2018 and December 30, 2019, approval is not required for opening a foreign exchange account and depositing foreign exchange into the account relating to the direct investments. SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign investment enterprises.

The Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Funded Enterprises, or the “SAFE Circular No.19,” which was promulgated by SAFE on March 30, 2015, and became effective on June 1, 2015, and was further amended on December 30, 2019 and March 23, 2023, provides that a foreign investment enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No.19, for the time being, foreign investment enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

Overseas Investment and Financing and Round-Trip Investment

Under SAFE Circular 37 issued by SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in the PRC. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014, as an attachment of SAFE Circular 37, and provided operational guidance in detail on how to complete the required registration under SAFE Circular 37. Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the “SAFE Circular No. 13,” which was promulgated by SAFE and effective from June 1, 2015, the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment are canceled and the procedure of foreign exchange-related registration are simplified. The investors shall register with banks for direct domestic investment and direct overseas investment.

As of the date of this annual report, all of our beneficial shareholders who are PRC residents have completed registrations in accordance with SAFE Circular 37. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.”

Dividend Distribution

Under the Company Law, the Foreign Investment Law, and Implementation Regulations of Foreign Investment Law, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China accounting standards and regulations. According to the Foreign Investment Law and Implementation Regulations of Foreign Investment Law, foreign investors’ investment, profits, capital gains, assets disposal income, intellectual property license fees, compensation or indemnification obtained according to law, and income from liquidation, among other things, may be freely remitted in or out of China in RMB or foreign currency. In addition, under the Company Law, wholly foreign-owned enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned enterprises may, at their discretion, allocate a portion of their after-tax profits based on China accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

Regulations on Mergers & Acquisitions and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the CSRC, MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the State Administration of Industry and Commerce and SAFE, adopted the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise, when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets, or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. As for merger and acquisition of a domestic company with a related party relationship by a domestic company, enterprise or natural person in the name of an overseas company legitimately incorporated or controlled by the domestic company, enterprise of natural person, such merger and acquisition shall be subject to examination and approval of MOFCOM. The parties involved shall not use domestic investment by foreign investment enterprises or other methods to circumvent the requirement of examination and approval.

Pursuant to the Manual of Guidance on Administration for Foreign Investment Access, which was issued and became effective on December 18, 2008 by MOFCOM, notwithstanding the fact that (i) the domestic shareholder is connected with the foreign investor or not, or (ii) the foreign investor is the existing shareholder or the new investor, the M&A Rules shall not apply to the transfer of an equity interest in an incorporated foreign-invested enterprise from the domestic shareholder to the foreign investor.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

The Trial Measures establish a list outlining the circumstances where a PRC enterprise is prohibited from offering and listing securities overseas, and the CSRC has the authority to block offshore listings that: (i) are explicitly prohibited by laws; (ii) may endanger national security as determined by relevant competent departments under the State Council; (iii) involve criminal offenses that disrupting PRC economy such as corruption, bribery, embezzlement, or misappropriation of property by the issuer, the controlling shareholder, and/or actual controller in the recent three years; (iv) involve the issuer under investigations for suspicion of criminal offenses or major violations of laws and regulations; or (v) involve material ownership disputes over the shares held by the controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. An issuer seeking direct or indirect overseas listing is also required to undergo national security review or obtain clearance from relevant authorities if necessary before making any application with overseas regulator or listing venue. Where an overseas securities regulator investigates and collects evidence relating to the overseas offering and listing of a PRC enterprise and related activities, and requests the CSRC for cooperation in accordance with the cross-border supervision and management cooperation mechanism, the CSRC may provide necessary assistance according to law and based on the principle of reciprocity. Our application for listing in Nasdaq does not fall under the circumstance that such overseas listing is prohibited by the Trial Measures, nor do we need to go through the review such as security review or clearance approval from relevant authorities.

According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC.

Based on the foregoing, as our registration statement on Form F-1 was declared effective on March 29, 2023 and we have completed our initial public offering and listing prior to September 30, 2023, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company, our subsidiaries, or the VIEs to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Opinions, the Trial Measures, the revised Provisions and any related implementing rules to be enacted may subject us to additional compliance requirements in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.”

Regulations on Taxation

Enterprise Income Tax

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, and became effective on January 1, 2008, and then amended on February 24, 2017 as well as December 29, 2018, and the Implementation Rules for the Enterprise Income Tax Law of the PRC, or the Implementation Rules, which were promulgated by the State Council on December 6, 2007, became effective on January 1, 2008, and were amended on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The Implementing Rules of the EIT Law define a “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. It is more likely than not that the Company and its offshore subsidiary would be treated as a non-resident enterprise for PRC tax purposes. Please see “Item 10. Additional Information—E. Taxation—People’s Republic of China Enterprise Taxation.”

During the year ended December 31, 2018, Xinjiang United Family and two branch offices qualified as small-scaled minimal profit enterprises, and during the year ended December 31, 2019, Xinjiang United Family and all its three branch offices qualified as small-scaled minimal profit enterprises. Based on the EIT Law, and according to the Notice on Further Expanding the Scope of Income Tax Preferential Policies for Small Low Profit Enterprises issued by MOF and the SAT on July 11, 2018, for the year ended December 31, 2018, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB1 million is subject to a reduced rate of 10%. According to the Announcement on Issues Related to the Implementation of Inclusive Income Tax Reduction and Exemption Policy for Small and Low Profit Enterprises issued by the SAT on January 18, 2019, from January 1, 2019 to December 31, 2021, the portion of its taxable income not more than RMB1 million is subject to a reduced rate of 5%, which rate is further reduced to 2.5% during the period from January 1, 2021 to December 31, 2022, and the portion above RMB1 million is subject to a reduced rate of 10%.

Individual Income Tax of Individual Industrial and Commercial Households

The UFG Entities are individually-owned businesses, which are not subject to the EIT Law. The Measures for Individual Income Tax Calculation of Individual Industrial and Commercial Households, or the “Measures,” was adopted by the SAT on December 19, 2014 and promulgated on December 27, 2014 and was further amended on June 15, 2018. According to Article 7 of the Measures, for the income from production and operation of individually-owned businesses, the amount of taxable income shall be the balance of the total income of each tax year after deducting costs, expenses, taxes, losses and other expenditures, and allowable compensation for losses in previous years, which is generally levied at a fixed-rate income tax at a certain percentage of a deemed TNI as assessed by the local tax authority. For the year ended December 31, 2021, 12 of the UFG Entities were subject to income tax assessed at 1% of TNI that ranged from RMB33,000 to RMB180,000 per month. For the year ended December 31, 2020, 11 of the UFG Entities were subject to income tax assessed at 1% of TNI that ranged from RMB33,000 to RMB120,000 per month. The rest of the UFG Entities were exempted from paying income tax.

Value-Added Tax

Pursuant to the Provisional Regulations on Value-added Tax of the PRC, or the “VAT Regulations,” which were promulgated by the State Council on December 13, 1993, and took effect on January 1, 1994, and were amended on November 10, 2008, February 6, 2016, and November 19, 2017, respectively, and the Rules for the Implementation of the Provisional Regulations on Value-added Tax of the PRC, which were promulgated by the MOF on December 25, 1993, and were amended on December 15, 2008, and October 28, 2011, respectively, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the People’s Republic of China are taxpayers of value-added tax. The VAT rate is 17% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 11% for taxpayers selling transport services, postal services, basic telecommunications services, construction services, or real property leasing services, selling real property, transferring the land use right, or selling or importing the goods within specified scope listed, except otherwise specified; 6% for taxpayers selling services or intangible assets and not falling within the scope as specified in other items; and 3% for small-scale taxpayers, unless otherwise stipulated by the State Council

According to the Notice on the Adjustment to the Value-added Tax Rates issued by the SAT and the MOF on April 4, 2018, where taxpayers make VAT taxable sales or import goods, the applicable tax rates were adjusted from 17% to 16% and from 11% to 10%, respectively. Subsequently, the Notice on Policies for Deepening Reform of Value-added Tax was issued by SAT, the MOF, and the General Administration of Customs on March 20, 2019, and took effective on April 1, 2019, which further adjusted the applicable tax rates for taxpayers making VAT taxable sales or import goods. The applicable tax rates were adjusted from 16% to 13% and from 10% to 9%, respectively. Pursuant to Announcement on Value-added Tax Policies for Supporting Individual Businesses in Resumption of Business promulgated by SAT and the MOF on February 28, 2020, from March 1, 2020 to May 31, 2020, which was further extended to December 31, 2021, the applicable tax rates for small-scale VAT payers outside Hubei Province were adjusted from 3% to 1%.

Before April 2019, Xinjiang United Family and its branch offices were paying VAT at the rate of 16% for manufacturing and selling bakery products. Currently, Xinjiang United Family and its branch offices are paying VAT at the rate of 13% for manufacturing and selling bakery products. One of the UFG Entities is currently paying VAT at the rate of 1% and the rest of the UFG Entities are exempted from paying VAT.

Additional Taxes

Before September 1, 2021, the Provisional Regulations of the People’s Republic of China on Urban Maintenance and Construction Tax, or the “Provisional Regulations,” promulgated by the State Council on February 8, 1985 and revised on January 8, 2011 governs the payment of urban maintenance and construction tax. According to the Provisional Regulations, all units and individuals paying consumption tax, VAT, and business tax are taxpayers of urban maintenance and construction tax, and shall pay urban maintenance and construction tax in accordance with the provisions of these regulations. The Standing Committee of the National People’s Congress passed the Tax Law of the People’s Republic of China on Urban Maintenance and Construction on August 11, 2020, which will become effective after September 1, 2021. According to this law, the urban maintenance and construction tax is based on VAT and consumption tax actually paid by taxpayers. Therefore, if VAT is exempted, urban construction tax will also be exempted.

The Interim Provisions on Levying Educational Surcharges, or the “Interim Provisions,” was issued by the State Council on April 28, 1986 and revised on June 7, 1990, August 20, 2005, and January 8, 2011. According to the Interim Provisions, the educational surcharges shall be calculated and levied on the basis of the actual VAT, business tax, and consumption tax paid by various units and individuals. The education surcharges rate is 3%, which shall be paid at the same time as the VAT, business tax, and consumption tax.

The Notice on Expanding the Exemption Scope of Relevant Government Funds, or “The Notice,” was issued by the MOF and the SAT on January 29, 2016 and implemented from February 1, 2016. According to The Notice, with the approval of the State Council, the scope of exemption from education surcharges, local education surcharges, and water conservancy construction funds shall be expanded from the payers whose monthly sales volume or turnover does not exceed RMB30,000 (quarterly sales or turnover paid on a quarterly basis shall not exceed RMB90,000) to RMB100,000 (quarterly sales or turnover paid on a quarterly basis shall not exceed RMB300,000).

Currently, Xinjiang United Family and its branch offices are paying urban maintenance and construction tax at the rate of 7%, educational surcharges at the rate of 3%, and local education surcharges at 2%. All the UFG Entities are exempted from paying such additional taxes.

Dividend Withholding Tax

The EIT Law and the Implementation Rules provide that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the SAT Circular 81 issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018, by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Regulations on Employment and Social Welfare

Labor Law of the PRC

The Labor Law of the PRC, or the “Labor Law,” was promulgated on July 5, 1994, and most recently amended on December 29, 2018. The Labor Law stipulates the provisions on the establishment and annulment of employment relationship, essential contents of employment contracts, working hours, remuneration, labor safety and hygiene, social insurance and other welfare, and liabilities for violating the Labor Law. The Labor Contract Law, which was implemented on January 1, 2008, and amended on December 28, 2012, is primarily aimed at regulating the rights and obligations of employers and employees, including the establishment, performance, and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely. Xinjiang United Family and its branch offices and the UFG Entities have entered into written employment contracts with all employees and performed its obligations required under the relevant PRC laws and regulations.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004, and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, the Interim Regulations Concerning the Collection and Payment of Social Insurance Premiums implemented on January 22, 1999, and the Social Insurance Law of the PRC implemented on July 1, 2011, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance, and medical insurance. These payments are made to local administrative authorities and any employer that fails to contribute may be fined and ordered to make up within a prescribed time limit. Xinjiang United Family has not deposited the social insurance fees in full for all the employees in compliance with the relevant regulations.

In accordance with the Regulations on the Management of Housing Fund, which were promulgated by the State Council in 1999 and amended in 2002, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. Xinjiang United Family has not yet paid housing funds for all employees.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Our PRC subsidiary and the VIEs have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject us to penalties.”

U.S. Regulations

Government Regulations on Food Production and Store Operation

The U.S. Stores are subject to extensive and varied federal, state, and local government regulations, including regulations relating, among others, to public and occupational health and safety, healthcare, environment, sanitation, and fire prevention. The U.S. Stores operate in accordance with standards and procedures designed to comply with applicable codes and regulations. However, an inability to obtain or retain health department or other licenses would adversely affect the operations of the U.S. Stores. Although the U.S. Stores have not experienced, and do not anticipate, any significant difficulties, delays, or failures in obtaining required licenses, permits, or approvals, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular store or group of stores. Additionally, difficulties, delays, or failures to retain or renew licenses, permits, or approvals, or increased compliance costs due to changed regulations, could adversely affect operations at the U.S. Stores.

In addition, in order to develop and construct additional stores, the U.S. Stores must comply with applicable zoning, land use, and environmental regulations. Federal and state environmental regulations have not had a material effect on our operations to date, but more stringent and varied requirements of local governmental bodies with respect to zoning, land use, and environmental factors could delay or even prevent construction and increase development costs for new stores. The U.S. Stores are also required to comply with the accessibility standards mandated by the U.S. Americans with Disabilities Act, which generally prohibits discrimination in accommodation or employment based on disability. The U.S. Stores may in the future have to modify stores, for example, by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. While these expenses could be material, the current expectation is that any such actions will not require the U.S. Stores to expend substantial funds.

A portion of the sales in the U.S. Stores is attributable to the sale of alcoholic beverages. Alcoholic beverage control regulations require the U.S. Stores to apply to the New York State Liquor Authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of the U.S. Stores, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, storage, and dispensing of alcoholic beverages. The U.S. Stores are also subject in certain states to “dram shop” statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. The U.S. Stores carry liquor liability coverage as part of their existing comprehensive general liability insurance. Currently, the U.S. Stores hold liquor licenses.

Further, the U.S. Stores are subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act and various other federal and state laws governing similar matters including minimum wages, overtime, workplace safety, and other working conditions. Significant numbers of the food service and preparation personnel employed by the U.S. Stores are paid at rates related to the applicable minimum wage, and further increases in the minimum wage or other changes in these laws could increase its labor costs. The ability of the U.S. Stores to respond to minimum wage increases by increasing menu prices will depend on the responses of their competitors and guests. The suppliers of the U.S. Stores also may be affected by higher minimum wage and benefit standards, which could result in higher costs of goods and services supplied by the U.S. Stores. The U.S. Stores may also be subject to lawsuits from their employees, the U.S. Equal Employment Opportunity Commission, or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination, and similar matters.

There has been increased regulation of certain food establishments in the U.S., and the U.S. Stores may have to expend additional time and resources to comply with new food safety requirements either required by current or future federal food safety regulation or legislation. Additionally, the suppliers of the U.S. Stores may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require the U.S. Stores to take actions that could be costly for them or otherwise harm their business.

Environmental Matters

The U.S. Stores are subject to federal, state, and local environment laws and regulations concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handing, release, and disposal of, or exposure to, hazardous or toxic substances. These environmental laws can provide for significant fines and penalties for non-compliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. The U.S. Stores are not aware of any environmental laws that will materially affect their earnings or competitive position, or result in material capital expenditures relating to the U.S. Stores. However, we cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered, interpreted, or enforced, or the amount of future expenditures that the U.S. Stores may need to make to comply with, or to satisfy claims relating to, environmental laws. It is possible that the U.S. Stores will become subject to environmental liabilities at their properties, and any such liabilities could materially affect their business, financial condition, or results of operation.

Other Regulations

The U.S. Stores are also subject to laws and regulations relating to advertising, information security, privacy, cashless payments, online payments, gift cards and consumer credit, protection and fraud, and food delivery, and any failure or perceived failure to comply with these laws could harm their reputation or lead to litigation, which could adversely affect their business, financial condition, or results of operations.

Furthermore, the U.S. Stores are subject to import laws and tariffs which could impact their ability to source and secure food products, other suppliers, and equipment necessary to their operations.

C. Organizational Structure

See “Item 3. Key Information—Our Corporate Structure.”

D. Property, Plants and Equipment

See “—B. Business Overview—Properties.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Key financial performance indicators

We consider a variety of financial and operating measures in assessing the performance of our business. The key financial performance measures we use are revenue, comparable store sales, gross profit and gross margin, selling, general, and administrative expenses (“SG&A expenses”), and operating income.

Revenue

Our revenue is derived primarily from sales of bakery and other products under the operating entities’ “George●Chanson,” “Patisserie Chanson,” and “Chanson” brand names. The PRC Stores and the U.S. Stores experienced stable growth prior to the COVID-19 pandemic, resulting from their focus on supporting their best-selling items and the introduction of new products. Our revenue is periodically influenced by the efficiency of sales promotions and the introduction and discontinuance of sales and promotion incentives. Growth of our revenue is primarily driven by expansion of the operating entities’ store base in existing and new markets as well as comparable store sales growth, described below under “Comparable Store Sales.” Revenue is impacted by competition, current economic conditions, pricing, inflation, product mix and availability, promotion, and spending habits of the operating entities’ customers. The product offerings of the PRC Stores and the U.S. Stores across diverse product categories support growth in revenue by attracting new customers and encouraging repeat visits from their existing customers.

Comparable Store Sales

Comparable store sales measure the performance of a store during the current reporting period against the performance of the same store in the corresponding period of the previous year. Comparable store sales are important points of analysis for the operating entities, as comparable store sales can be helpful to them in making future decisions regarding existing stores and new locations. Comparable store sales are impacted by the same factors that impact revenue. The operating entities often drill down into comparable store sales figures to determine the exact cause of changes in revenue. The operating entities also use comparable store sales to evaluate current and likely future performance and as a measure of revenue growth to evaluate how established stores have performed over time compared to new stores.

For simplicity, our comparable store sales consist of revenue from the operating entities’ stores only after they have had two full years of operations, which is when we believe comparability is achieved. Our comparable store definition includes stores that have been remodeled, expanded, or relocated in their existing location or respective geographic areas, but excludes stores that have been closed for an extended period or are planned to be closed or disposed of. Comparable store sales figures are presented as a percentage that indicates the relative amount of revenue increase or decrease, excluding the impact of foreign currency translation.

Opening new stores is a primary component of our growth strategy and, as the operating entities continue to execute on their growth strategy, we expect a significant portion of their revenue growth will be attributable to revenue from new stores. Accordingly, comparable store sales are one of the measures the operating entities use to assess the success of their growth strategy.

Gross Profit and Gross Margin

Gross profit is the difference between revenue and cost of revenue. Our cost of revenue consists of labor costs, costs of ingredients used to prepare the operating entities’ bakery products, inventory write-off due to discarded bakery products, packaging costs, freight charges, utility costs, rent expenses of manufacturing space, depreciation of production equipment, and other overhead costs. Ingredients costs account for the largest portion of our cost of revenue. Supplies and prices of the operating entities’ various ingredients can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, political environment, and economic conditions. An increase in the price of any ingredients used in the operating entities’ bakery products could result in an increase in costs from their suppliers, and the operating entities may not be able to increase prices to cover increased costs, which would have an adverse effect on their operating results and profitability. In order to negotiate more favorable prices on ingredients, the operating entities have been and will continue to be directly involved in sourcing ingredients from qualified suppliers and try to lock in ingredient prices for typically six to 12 months through non-cancelable purchase commitments, when they expect the price to increase. Over the past years, the operating entities have invested significant time and energy to achieve cost reduction and productivity improvement in their supply chain. The operating entities have focused on reducing ingredient and packaging costs through increased volume buying, direct purchasing, and price negotiations, as well as strengthening inventory management from raw materials to finished goods to reduce the spoilage and wastage. On the other hand, labor is a primary component in the cost of operating the operating entities’ business. Increased labor costs due to competition, increased minimum wage or employee benefits costs, or otherwise, would adversely impact the operating entities’ operating expenses. In addition, the operating entities’ success depends on their ability to attract, motivate, and retain qualified employees, including store managers and staff, to keep pace with their growth strategy.

Gross margin is gross profit divided by revenue. Gross margin is a measure used by management to indicate whether the operating entities are selling their products at an appropriate gross profit. Our gross margin is impacted by the operating entities’ product mix and availability, as some products provide higher gross margins, and by their merchandise costs, which may vary. Gross margin is also impacted by prices of the operating entities’ products. The operating entities typically evaluate the profitability of their products annually or semi-annually. The operating entities consider many factors such as cost of revenue fluctuations and competitive pricing strategies. The operating entities have historically been able to replace less profitable products with similar new products, and refine their product formulas to enhance existing products with higher prices to cover higher ingredient costs. In addition, the operating entities have a dedicated and highly-experienced product development team that constantly creates brand new products that reflect market trends and are attractive to customers.

SG&A Expenses

Our SG&A expenses are comprised of both store-related expenses and corporate expenses. Store-related expenses include payroll and employee benefit expenses and sales commissions paid to sales personnel, store rent, occupancy and maintenance costs, the cost of opening new stores, and marketing and advertising expenses. Corporate expenses include payroll and benefits for corporate and field support, legal, professional, and other consulting fees, travel expenses, and other facility related costs, such as rent and depreciation.

SG&A expenses generally increase as the operating entities grow their store base and invest in corporate infrastructure. The operating entities have made significant investments in talent retention and storefront upgrades over the past years which have resulted in higher SG&A expenses. Our SG&A expenses are expected to continue increasing in the future as the operating entities invest to open new stores, launch new products, increase brand awareness, attract new customers, and increase their market penetration. To support their growth, the operating entities will continue to increase headcount, particularly in the sales and marketing departments. This increase in headcount will drive higher payroll and employee-related expenses. Our operating entities also continue to invest in product innovation and fuel sales growth. We expect our SG&A expenses to continue to increase in absolute dollars as we incur increased costs related to the growth of our business and our operation as a public company.

Operating Income

Operating income is the difference between gross profit and SG&A expenses. Operating income excludes interest expenses, other income (expenses), and income tax expenses. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

Comparable Store Sales

A variety of factors affect our comparable store sales, including, among others, consumer trends, competition, current economic conditions, pricing, inflation, changes in the operating entities’ product mix, the success of their marketing programs, and the COVID-19 pandemic. During the year ended December 31, 2022, the comparable store sales in China (excluding the impact of foreign currency translation) decreased by 27.1%, as the PRC Stores’ business operation was adversely interrupted by the 2022 Outbreak. During the year ended December 31, 2022, the comparable store sales in the U.S. increased by 15.7%, as the U.S. Stores’ cocktail bar launched several new types of cocktail products, and Chanson 23rd Street has been allowed to provide indoor dining services at full capacity starting from May 19, 2021. During the year ended December 31, 2021, the comparable store sales in China (excluding the impact of foreign currency translation) increased by 20.7%, as the PRC Stores’ business operation gradually recovered from the pandemic in 2021. During the year ended December 31, 2021, the comparable store sales in the U.S. increased by 37.0%, as the U.S. Stores’ cocktail bar launched several new types of cocktail products, and Chanson 23rd Street has been allowed to provide indoor dining services at full capacity starting from May 19, 2021. During the year ended December 31, 2020, our comparable store sales in China (excluding the impact of foreign currency translation) decreased by 24.1% and our comparable store sales in the U.S. decreased by 43.6%, due to the impact by COVID-19 pandemic.

Comparison of Results of Operations for the Years Ended December 31, 2022 and 2021

The following table summarizes the results of our operations during the years ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or decrease during such years.

	For the years ended December 31,		Variance
	2022	2021	Amount	%
Revenue	$13,272,075	$14,690,295	$(1,418,220)	(9.7)%
Cost of revenue	7,169,404	7,759,872	(590,468)	(7.6)%
Gross profit	6,102,671	6,930,423	(827,752)	(11.9)%

OPERATING EXPENSES
Selling expenses	3,697,909	4,126,126	(428,217)	(10.4)%
General and administrative expenses	3,842,787	3,249,181	593,606	18.3%
Total operating expenses	7,540,696	7,375,307	165,389	2.2%

LOSS FROM OPERATIONS	(1,438,025)	(444,884)	(993,141)	223.2%

OTHER INCOME (EXPENSES)
Interest expense, net	(35,457)	(98,033)	(62,576)	(63.8)%
Other income, net	194,824	1,065,963	(871,139)	(81.7)%
Total other income, net	159,367	967,930	(808,563)	(83.5)%

INCOME (LOSS) BEFORE INCOME TAX PROVISION	(1,278,658)	523,046	(1,801,704)	(344.5)%

INCOME TAX PROVISION	9,547	16,277	(6,730)	(41.3)%

NET INCOME (LOSS)	$(1,288,205)	$506,769	$(1,794,974)	(354.2)%

Revenue

We generate revenue primarily from bakery products and other products sold in China and the U.S. In the PRC Stores, bakery products consist of packaged bakery products (cakes, bread, and snacks), birthday cakes, and made-in-store pastries, and other products consist of seasonal products (mooncakes and zongzi) and beverage products. In the U.S. Stores, bakery products consist of cakes, bread, sweets, birthday cakes, and pastries, and other products consist of eat-in menu items (sandwiches, salads, toasts, croissants, soups, and desserts) and beverage products.

Our total revenue decreased by $1,418,220, or 9.7%, from $14,690,295 for the year ended December 31, 2021 to $13,272,075 for the year ended December 31, 2022. The decrease in our revenue was due to decreased revenue from our stores in China, which was partially offset by the increased revenue from our stores in the U.S., as discussed in greater details below.

The following table sets forth the breakdown of our revenue for the years ended December 31, 2022 and 2021, respectively:

	For the Years Ended December 31,				Variance
	2022	%	2021	%	Amount	%
China
Bakery products	$8,705,218	65.7%	$11,694,918	79.6%	$(2,989,700)	(25.6)%
Other products	785,990	5.9%	1,101,171	7.5%	(315,181)	(28.6)%
Subtotal: revenue from China	9,491,208	71.6%	12,796,089	87.1%	(3,304,881)	(25.8)%

United States
Bakery products	612,819	4.6%	473,914	3.2%	138,905	29.3%
Beverage products	2,047,670	15.4%	1,000,039	6.8%	1,047,631	104.8%
Eat-in services	1,120,378	8.4%	420,253	2.9%	700,125	166.6%
Subtotal: revenue from the United States	3,780,867	28.4%	1,894,206	12.9%	1,886,661	99.6%

Total Revenue	$13,272,075	100.0%	$14,690,295	100.0%	$(1,418,220)	(9.7)%

China

The PRC Stores accounted for 71.6% and 87.1% of our total revenue for the years ended December 31, 2022 and 2021, respectively. Revenue from China decreased by $3,304,881, or 25.8%, from $12,796,089 for the year ended December 31, 2021 to $9,491,208 for the year ended December 31, 2022. The decrease in our revenue was mainly due to decreased revenue from bakery products as well as other products, as discussed below.

Revenue from bakery products decreased by $2,989,700, or 25.6%, from $11,694,918 for the year ended December 31, 2021 to $8,705,218 for the year ended December 31, 2022. The decrease was due to impact by 2022 Outbreak, as the operations of the PRC Stores and the production of the PRC Stores’ central factory were adversely affected starting from August 10, 2022 and all of the PRC Stores and the central factory were closed between October 5, 2022 and November 30, 2022, during which the PRC Stores only managed to generate limited online sales and group sales.

Revenue from other products decreased by $315,181, or 28.6%, from $1,101,171 for the year ended December 31, 2021 to $785,990 for the year ended December 31, 2022, among which, revenue from seasonal products decreased by $276,640, or 28.6%, from $967,670 for the year ended December 31, 2021 to $691,030 for the year ended December 31, 2022, and revenue from beverage products decreased by $38,541, or 28.9%, from $133,501 for the year ended December 31, 2021 to $94,960 for the year ended December 31, 2022. The decrease was due to the 2022 Outbreak as mentioned above.

United States

Revenue from the U.S. increased by $1,886,661, or 99.6%, from $1,894,206 for the year ended December 31, 2021 to $3,780,867 for the year ended December 31, 2022. The increase was due to increased revenue from beverage products, bakery products, and eat-in services as discussed below.

Revenue from bakery products increased by $138,905, or 29.3%, from $473,914 for the year ended December 31, 2021 to $612,819 for the year ended December 31, 2022. The increase was primarily due to increase of $0.25 million generated by Chanson Greenwich, the new store opened in December 2021, partially offset by a decrease of $0.11 million generated by Chanson 23rd Street as a result of increasing competition from rivals operating in the same area. Some famous bakery brands opened new stores in New York City, and customers now have more choices and sales of Chanson 23rd Street’s bakery products were affected.

Revenue from beverage products increased by $1,047,631, or 104.8%, from $1,000,039 for the year ended December 31, 2021 to $2,047,670 for the year ended December 31, 2022. The increase was mainly due to increase of $0.6 million generated by the newly opened Chanson Greenwich and increase of $0.4 million generated by Chanson 23rd Street. After the cocktail bar of Chanson 23rd Street launched several new types of cocktail products with a variety of new flavors and styles, its products became popular among its customers and its cocktail bar was often fully booked by reservation during weekends. Meanwhile, Chanson 23rd Street managed to increase the prices of its cocktail products which resulted in higher revenue.

Revenue from eat-in services increased by $700,125, or 166.6%, from $420,253 for the year ended December 31, 2021 to $1,120,378 for the year ended December 31, 2022. The increase was mainly due to the increased revenue from eat-in services of $0.8 million generated by the newly opened Chanson Greenwich.

Cost of Revenue

Our cost of revenue consists of food ingredient costs, packing costs, workforce related costs, overhead costs such as store rental and utilities for food production and processing, depreciation, and amortization. Our overall cost of revenue decreased by $590,468, or 7.6%, from $7,759,872 for the year ended December 31, 2021 to $7,169,404 for the year ended December 31, 2022. The decrease in our cost of revenue was due to decreased cost of revenue from the stores in China, which was partially offset by the increased cost of revenue from the stores in the U.S., as discussed in greater details below.

The following table sets forth the breakdown of our cost of revenue for the years ended December 31, 2022 and 2021, respectively:

	For the Years Ended December 31,				Variance
	2022	%	2021	%	Amount	%
China
Bakery products	$4,686,808	65.4%	$6,144,101	79.3%	$(1,457,293)	(23.7)%
Other products	393,808	5.5%	438,361	5.6%	(44,553)	(10.2)%
Subtotal: cost of revenue from China	5,080,616	70.9%	6,582,462	84.9%	(1,501,846)	(22.8)%

United States
Bakery products	404,535	5.6%	305,228	3.9%	99,307	32.5%
Beverage products	1,013,181	14.1%	528,827	6.8%	484,354	91.6%
Eat-in services	671,072	9.4%	343,355	4.4%	327,717	95.4%
Subtotal: cost of revenue from the United States	2,088,788	29.1%	1,177,410	15.1%	911,378	77.4%

Total Cost of Revenue	$7,169,404	100.0%	$7,759,872	100.0%	$(590,468)	(7.6)%

China

Cost of revenue from China decreased by $1,501,846, or 22.8%, from $6,582,462 for the year ended December 31, 2021 to $5,080,616 for the year ended December 31, 2022. The decrease was due to decreased cost of revenue of bakery products and other products, as discussed below.

Cost of revenue from sales of bakery products decreased by $1,457,293, or 23.7%, from $6,144,101 for the year ended December 31, 2021 to $4,686,808 for the year ended December 31, 2022 due to the decrease in sales of bakery products. The percentage of decrease in cost of revenue was less than that in revenue during the same period, due to higher spoilage and wastage of inventory as discussed in “—Gross Profit and Gross Margin” below in more details.

Cost of revenue from other products decreased by $44,553, or 10.2%, from $438,361 for the year ended December 31, 2021 to $393,808 for the year ended December 31, 2022. The cost of revenue from seasonal products decreased by $43,598, or 11.5%, from $379,213 for the year ended December 31, 2021 to $335,615 for the year ended December 31, 2022. The percentage of decrease in cost of revenue was less than that in revenue during the same period, due to more discounts offered to our customers as discussed in “—Gross Profit and Gross Margin” below in more details. The cost of revenue from beverage products decreased by $955, or 1.6%, from $59,148 for the year ended December 31, 2021 to $58,193 for the year ended December 31, 2022. The percentage of decrease in cost of revenue was less than that in revenue during the same period, due to the higher spoilage and wastage of inventory and increased price of raw materials, as discussed in “—Gross Profit and Gross Margin” below in more details.

United States

Cost of revenue from the U.S. increased by $911,378, or 77.4%, from $1,177,410 for the year ended December 31, 2021 to $2,088,788 for the year ended December 31, 2022. The increase was due to the increased cost of revenue from beverage products, bakery products, and eat-in services as discussed below.

Cost of revenue from sales of bakery products increased by $99,307, or 32.5%, from $305,228 for the year ended December 31, 2021 to $404,535 for the year ended December 31, 2022. The increase in cost of revenue from bakery products was due to increase in sales of bakery products from newly opened Chanson Greenwich, which was partially offset by the decrease in sales of bakery products from Chanson 23rd Street. The increase in cost of revenue from bakery products was largely in line with the increase in revenue from bakery products in the U.S. stores.

Cost of revenue from sales of beverage products increased by $484,354, or 91.6%, from $528,827 for the year ended December 31, 2021 to $1,013,181 for the year ended December 31, 2022, primarily due to the increase in the sales of new cocktail products by Chanson 23rd Street and the increase in the sales from the newly opened Chanson Greenwich. The percentage of increase in cost of revenue was less than that in revenue during the same period, which was attributable to the increased sale of new cocktail products that have higher gross margin and the decreased inventory spoilage and damage, as discussed in “—Gross Profit and Gross Margin” below in more details.

The cost of revenue from eat-in services increased by $327,717, or 95.4%, from $343,355 for the year ended December 31, 2021 to $671,072 for the year ended December 31, 2022 due to the increase in sales of eat-in services from the newly opened Chanson Greenwich. The percentage of increase in cost of revenue was less than that in revenue during the same period, due to the decreased inventory spoilage as a result of the stricter inventory management as discussed in “—Gross Profit and Gross Margin” below in more details.

Gross Profit and Gross Margin

Our gross profit decreased by $827,752, or 11.9%, from $6,930,423 for the year ended December 31, 2021 to $6,102,671 for the year ended December 31, 2022. The decrease was mainly attributable to the overall decrease in revenue. Our gross margin decreased slightly by 1.2 percentage points from 47.2% for the year ended December 31, 2021 to 46.0% for the year ended December 31, 2022.

The following table sets forth the breakdown of our gross profit for the years ended December 31, 2022 and 2021, respectively:

	For the Years Ended December 31,				Variance
	2022	Margin %	2021	Margin %	Amount	%
China
Bakery products	$4,018,410	46.2%	$5,550,817	47.5%	$(1,532,407)	(27.6)%
Other products	392,182	49.9%	662,810	60.2%	(270,628)	(40.8)%
Subtotal: gross margin and margin % from China	4,410,592	46.5%	6,213,627	48.6%	(1,803,035)	(29.0)%

United States
Bakery products	208,284	34.0%	168,686	35.6%	39,598	23.5%
Beverage products	1,034,489	50.5%	471,212	47.1%	563,277	119.5%
Eat-in services	449,306	40.1%	76,898	18.3%	372,408	484.3%
Subtotal: gross margin and margin % from the United States	1,692,079	44.8%	716,796	37.8%	975,283	136.1%

Total Gross Margin and Margin %	$6,102,671	46.0%	$6,930,423	47.2%	$(827,752)	(11.9)%

China

Gross profit from China decreased by $1,803,035, or 29.0%, from $6,213,627 for the year ended December 31, 2021 to $4,410,592 for the year ended December 31, 2022. The decrease was mainly attributable to the overall decrease in sales. The gross margin decreased by 2.1 percentage points from 48.6% for the year ended December 31, 2021 to 46.5% for the year ended December 31, 2022.

The gross profit of bakery products decreased by $1,532,407, or 27.6%, from $5,550,817 for the year ended December 31, 2021 to $4,018,410 for the year ended December 31, 2022, and the gross margin of bakery products decreased by 1.3 percentage points from 47.5% for the year ended December 31, 2021 to 46.2% for the year ended December 31, 2022. As mentioned above, the business operation of our PRC Stores was adversely interrupted by the 2022 Outbreak, and the irregular opening hours and the store closure caused the customer demand of the products was harder to estimate, which resulted in excess bakery products, fresh ingredients, or ingredients with shorter storage life, being spoiled or expired during the 2022 Outbreak periods.

The gross profit of other products decreased by $270,628, or 40.8%, from $662,810 for the year ended December 31, 2021 to $392,182 for the year ended December 31, 2022, and the gross margin decreased by 10.3 percentage points from 60.2% for the year ended December 31, 2021 to 49.9% for the year ended December 31, 2022. The decrease in gross margin was mainly due to a decrease in gross margin of beverage products by 17.0 percentage points from 55.7% for the year ended December 31, 2021 to 38.7% for the year ended December 31, 2022. The decrease was mainly due to higher spoilage and wastage of raw materials during the first few months after we started our new coffee business. Moreover, the decrease in gross margin of beverage products was also attributable to increased prices of raw materials such as fresh fruit during the year ended December 31, 2022, as well as the increased inventory spoilage of fresh ingredients caused by the irregular opening hours and store closure during the 2022 Outbreak periods. The decrease in gross margin was also due to the decrease in gross margin of seasonal products by 9.4 percentage points from 60.8% for the year ended December 31, 2021 to 51.4% for the year ended December 31, 2022. As the Mid-autumn Festival fell in September 2022, our sales of mooncakes were adversely affected by the 2022 Outbreak. In order to increase the sales and clear our stocks, we had to offer more discounts to our customers, which resulted in a decrease in gross margin of seasonal products for the year ended December 31, 2022 as compared to the same period last year.

United States

Gross profit from the U.S. increased by $975,283, or 136.1%, from $716,796 for the year ended December 31, 2021 to $1,692,079 for the year ended December 31, 2022. The increase was mainly attributable to the overall increase in revenue. The gross margin increased by 7.0 percentage points from 37.8% for the year ended December 31, 2021 to 44.8% for the year ended December 31, 2022.

The gross profit of bakery products increased by $39,598, or 23.5%, from $168,686 for the year ended December 31, 2021 to $208,284 for the year ended December 31, 2022, and the gross margin of bakery products remained relatively stable with a slight decrease of 1.6 percentage points, from 35.6% for the year ended December 31, 2021 to 34.0% for the year ended December 31, 2022. The decrease was mainly attributable to the increased cost of some of our main ingredient materials for the year ended December 31, 2022.

The gross profit of beverage products increased by $563,277, or 119.5%, from $471,212 for the year ended December 31, 2021 to $1,034,489 for the year ended December 31, 2022, and the gross margin of beverage products increased by 3.4 percentage points from 47.1% for the year ended December 31, 2021 to 50.5% for the year ended December 31, 2022. The increase in gross margin was mainly due to the increased revenue in the U.S. Stores’ new cocktail products that have a higher gross margin. Meanwhile, since the beginning of fiscal year of 2022, the staff at the U.S. Stores have become more experienced in preparing cocktail products, and the spoilage and damage of raw materials was well controlled and decreased accordingly.

The gross profit of eat-in services increased by $372,408, or 484.3%, from $76,898 for the year ended December 31, 2021 to $449,306 for the year ended December 31, 2022, and the gross margin of eat-in services increased by 21.8 percentage points from 18.3% for the year ended December 31, 2021 to 40.1% for the year ended December 31, 2022. The increase was mainly attributable to the strengthened inventory management and the decreased inventory spoilage during the year ended December 31, 2022 as mentioned above.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2022 and 2021.

	For the Years Ended December 31,
	2022		2021		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

Total revenue	$13,272,075	100.0%	$14,690,295	100.0%	$(1,418,220)	(9.7)%
Total operating expenses:
Selling expenses	3,697,909	27.9%	4,126,126	28.1%	(428,217)	(10.4)%
General and administrative expenses	3,842,787	29.0%	3,249,181	22.1%	593,606	18.3%
Total operating expenses	$7,540,696	56.9%	$7,375,307	50.2%	$165,389	2.2%

Selling Expenses

Our selling expenses primarily include payroll and sales commission expenses paid to our sales and marketing personnel, store operating expenses, store rental, store decoration and maintenance expenses, utility expenses, and other expenses related to sales activities. Selling expenses decreased by $428,217, or 10.4%, from $4,126,126 for the year ended December 31, 2021 to $3,697,909 for the year ended December 31, 2022. The decrease in selling expenses was primarily due to the decrease of $619,483 from PRC stores, as our business operation was adversely interrupted by the 2022 Outbreak as mentioned above, partially offset by the increase of $240,596 incurred by newly opened Chanson Greenwich. Our selling expenses accounted for 27.9% and 28.1% of our revenue for the years ended December 31, 2022 and 2021, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily consist of administrative employee salaries, welfare and insurance expenses, depreciation, and professional service expenses. General and administrative expenses increased by $593,606, or 18.3%, from $3,249,181 for the year ended December 31, 2021 to $3,842,787 for the year ended December 31, 2022. The increase was primarily due to increased general and administrative expenses of $636,227 incurred by our stores in the U.S., mainly resulting from the full year operation of the newly opened Chanson Greenwich as well as the increase rental expense for Chanson 3rd Ave and Chanson Broadway stores during the renovation period. The increase was partially offset by decreased general and administrative expenses of $42,621 incurred by our stores in China, as our business operation was adversely interrupted by the 2022 Outbreak as mentioned above. Our general and administrative expenses accounted for 29.0% and 22.1% of our revenue for the years ended December 31, 2022 and 2021, respectively.

Other Income, Net

Our other income, net primarily consists of interest expenses on our short-term bank loans, gain or loss from disposal of fixed assets, and government subsidies. Other income, net decreased by $808,563, or 83.5%, from other income, net of $967,930 for the year ended December 31, 2021 to other income, net of $159,367 for the year ended December 31, 2022. The decrease in other income, net was mainly due to the funding of $531,992 Chanson 23rd Street received from the SBA under the SBA Restaurant Revitalization Fund program and the forgiveness of a $209,291 loan under the SBA Paycheck Protection Program during the year ended December 31, 2021, and no such income was received during the year ended December 31, 2022.

Provision for Income Taxes

Our provision for income taxes was $9,547 and $16,277 for the years ended December 31, 2022 and 2021, respectively. Under the EIT Law, domestic enterprises and foreign investment enterprises are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis.

Xinjiang United Family and its three branch offices were incorporated in the PRC. During the years ended December 31, 2022 and 2021, Xinjiang United Family and all its three branch offices qualified as small-scaled minimal profit enterprises. Based on the EIT Law, from January 1, 2019 to December 31, 2021, the portion of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the portion above RMB1 million was subject to a reduced rate of 10%. According to the Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise and Individually-Owned Businesses on April 2, 2021, the tax rate for the portion of its taxable income not more than RMB1 million is further reduced to 2.5% during the period from January 1, 2021 to December 31, 2022 and the tax rate for the portion above RMB1 million remains at a reduced rate of 10%. Xinjiang United Family and all its three branch offices will continue enjoying the favorable tax rate as long as they are qualified as small-scaled minimal profit enterprises.

The UFG Entities are individually-owned businesses, which are not subject to the EIT Law of the PRC, but the Individual Income Tax. The Measures for Individual Income Tax Calculation of Individual Industrial and Commercial Households, or the “Measures,” were adopted by the SAT on December 19, 2014 and promulgated on December 27, 2014, and amended on June 15, 2018. According to Article 7 of the Measures, for the income from production and operation of individually-owned businesses, the amount of taxable income shall be the balance of the total income of each tax year after deducting costs, expenses, taxes, losses and other expenditures, and allowable compensation for losses in previous years. Income tax for an individually-owned business can generally be assessed on an actual basis or a deemed basis, which the UFG Entities apply. Therefore, income tax for the UFG Entities is levied as a fixed-rate income tax at 1% of the deemed Taxable Net Income (“TNI”) as assessed by the local tax authority. According to Announcement No. 12 [2021] of the SAT, the tax rate is reduced by half to 0.5% during the period from January 1, 2021 to December 31, 2022. For the year ended December 31, 2022, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. For the year ended December 31, 2021, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB25,000 to RMB180,000 per month. The rest of these UFG Entities were exempted from paying income tax. As of December 31, 2022, the tax years ended December 31, 2018 through December 31, 2022 for the UFG Entities remained open for statutory examination by PRC tax authorities. In addition, the TNI and tax rate of the UFG Entities are subject to periodical reassessment by the local tax authority. If the local tax authority determined that income tax for the UFG Entities should be levied at a higher TNI or higher tax rate, the UFG Entities would be obligated to pay additional income tax. Along with the continuing growth of business, we expect that the tax rates of these UFG Entities are likely to increase in the future in the annual assessment by the local tax authority based on past performance. If these UFG Entities change their forms of organization from individually-owned businesses to other corporate forms (such as limited liability company) as a result of their business development requirement, they will no longer enjoy the favorable tax rates and will be subject to the EIT Law, though we currently do not expect their forms of organization to change in the foreseeable future.

For the years ended December 31, 2022 and 2021, the tax saving as the result of the favorable tax rates and tax exemption amounted to $223,920 and $494,744, respectively, and per share effect of the favorable tax rate and tax exemption was $0.02 and $0.05, respectively.

Net Income (Loss)

As a result of the foregoing, we reported a net loss of $1,288,205 for the year ended December 31, 2022 as compared to net income of $506,769 for the year ended December 31, 2021.

Comparison of Results of Operations for the Years Ended December 31, 2021 and 2020

The following table summarizes the results of our operations during the years ended December 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or decrease during such years.

	For the years ended December 31,		Variance
	2021	2020	Amount	%
Revenue	$14,690,295	$10,313,512	$4,376,783	42.4%
Cost of revenue	7,759,872	5,164,178	2,595,694	50.3%
Gross profit	6,930,423	5,149,334	1,781,089	34.6%

OPERATING EXPENSES
Selling expenses	4,126,126	2,947,088	1,179,038	40.0%
General and administrative expenses	3,249,181	2,230,893	1,018,288	45.6%
Total operating expenses	7,375,307	5,177,981	2,197,326	42.4%

LOSS FROM OPERATIONS	(444,884)	(28,647)	416,237	1,453.0%

OTHER INCOME (EXPENSES)
Interest expense, net	(98,033)	(108,852)	(10,819)	(9.9)%
Other income (expenses), net	1,065,963	(11,946)	1,077,909	9,023.2%
Total other income (expenses), net	967,930	(120,798)	1,088,728	901.3%

INCOME (LOSS) BEFORE INCOME TAX PROVISION	523,046	(149,445)	672,491	450.0%

INCOME TAX PROVISION	16,277	14,584	1,693	11.6%

NET INCOME (LOSS)	$506,769	$(164,029)	$670,798	409.0%

Revenue

We generate revenue primarily from bakery products and other products sold in China and the U.S. In the PRC Stores, bakery products consist of packaged bakery products (cakes, bread, and snacks), birthday cakes, and made-in-store pastries, and other products consist of seasonal products (mooncakes and zongzi) and beverage products. In the U.S. Stores, bakery products consist of cakes, bread, sweets, birthday cakes, and pastries, and other products consist of eat-in menu items (sandwiches, salads, toasts, croissants, soups, and desserts) and beverage products.

Our total revenue increased by $4,376,783, or 42.4%, from $10,313,512 for the year ended December 31, 2020 to $14,690,295 for the year ended December 31, 2021. The increase in our revenue was due to increased revenue from the stores in China and the U.S., as discussed in greater details below.

The following table sets forth the breakdown of our revenue for the years ended December 31, 2021 and 2020, respectively:

	For the Years Ended December 31,				Variance
	2021	%	2020	%	Amount	%
China
Bakery products	$11,694,918	79.6%	$8,245,355	79.9%	$3,449,563	41.8%
Other products	1,101,171	7.5%	728,388	7.1%	372,783	51.2%
Subtotal: revenue from China	12,796,089	87.1%	8,973,743	87.0%	3,822,346	42.6%

United States
Bakery products	473,914	3.2%	597,072	5.8%	(123,158)	(20.6)%
Beverage products	1,000,039	6.8%	233,936	2.3%	766,103	327.5%
Eat-in services	420,253	2.9%	508,761	4.9%	(88,508)	(17.4)%
Subtotal: revenue from the United States	1,894,206	12.9%	1,339,769	13.0%	554,437	41.4%

Total Revenue	$14,690,295	100.0%	$10,313,512	100.0%	$4,376,783	42.4%

China

The PRC Stores accounted for 87.1% and 87.0% of our total revenue for the years ended December 31, 2021 and 2020, respectively. Revenue from China increased by $3,822,346, or 42.6%, from $8,973,743 for the year ended December 31, 2020 to $12,796,089 for the year ended December 31, 2021. The increase in our revenue was mainly due to increased revenue from bakery products, as discussed below.

Revenue from bakery products increased by $3,449,563, or 41.8%, from $8,245,355 for the year ended December 31, 2020 to $11,694,918 for the year ended December 31, 2021. The increase was mainly due to an increase in comparable store sales of 20.1% in bakery products. The COVID-19 pandemic first started to impact the operations of the PRC Stores in January 2020, and the PRC Stores closed during the period between late January and early March of 2020, and closed again between mid-July and September of 2020 due to the resurgence of COVID-19 cases in Xinjiang, which caused the significantly lower comparable store sales during the year ended December 31, 2020. However, since the COVID-19 pandemic in China appeared to be under relative control in 2021, our revenue increased as our business operations gradually recovered during the year ended December 31, 2021. There was also increased revenue of approximately $1.1 million from PRC stores that were opened during the second half of 2020 that generated full year revenue during the year ended December 31, 2021 and also the new stores opened during the fiscal year of 2021. Furthermore, since the start of fiscal year 2021, the PRC Stores have focused more on increasing their market share and there have been increased promotion activities and price discounts given to their customers, which attracted more customers to make purchases at the PRC Stores in 2021. The increase was also partly due to the appreciation of RMB against U.S. dollars. The average translation rate for the years ended December 31, 2021 and 2020 was at $1 to RMB6.4490 and $1 to RMB6.9020, respectively, an increase of 6.6%.

Revenue from other products increased by $372,783, or 51.2%, from $728,388 for the year ended December 31, 2020 to $1,101,171 for the year ended December 31, 2021. The increase was due to increased revenue from seasonal products, which was partially offset by slightly decreased revenue from beverage products. Revenue from seasonal products increased by $379,139, or 64.4%, from $588,531 for the year ended December 31, 2020 to $967,670 for the year ended December 31, 2021. The increase was mainly due to increased group purchases from corporate customers of the PRC Stores; as the business of these corporate customers gradually recovered from the negative impact of the COVID-19 pandemic, they made more group purchases of seasonal products from the PRC Stores during the year ended December 31, 2021. The increase was also due to the increased purchases from our existing and new customers as we updated packaging for our seasonal products and launched more promotion activities and price discounts. Revenue from beverage products remained relatively stable with a slight decrease of $6,356, or 4.5%, from $139,857 for the year ended December 31, 2020 to $133,501 for the year ended December 31, 2021.

United States

Revenue from the U.S. increased by $554,437, or 41.4%, from $1,339,769 for the year ended December 31, 2020 to $1,894,206 for the year ended December 31, 2021. The increase was due to increased revenue from beverage products, which was partially offset by decreased revenue from bakery products and eat-in services as discussed below.

Revenue from bakery products decreased by $123,158, or 20.6%, from $597,072 for the year ended December 31, 2020 to $473,914 for the year ended December 31, 2021. The decrease was due to increased competition from rivals. Between the end of February 2020 and the end of June 2020, most of Chanson 23rd Street’s competitors were closed due to the COVID-19 pandemic while Chanson 23rd Street remained one of the few bakery stores that continued their business operations, leading to high demand for its bakery products. During the year ended December 31, 2021, however, since main rivals of Chanson 23rd Street already resumed their business at the end of year 2020 or the beginning of year 2021 and some famous bakery brands opened new stores in New York City, customers had more choices and sales of Chanson 23rd Street’s bakery products were negatively affected.

Revenue from beverage products increased by $766,103, or 327.5%, from $233,936 for the year ended December 31, 2020 to $1,000,039 for the year ended December 31, 2021. During the year ended December 31, 2020, Chanson 23rd Street only sold bottled cocktails at its outdoor booth since its indoor dining services were suspended. After Chanson 23rd Street resumed its indoor dining services in February 2021, its cocktail bar launched several new types of cocktail products with a variety of new flavors and styles. As Chanson 23rd Street’s products became popular among its customers and its cocktail bar was often fully booked by reservation during weekends, Chanson 23rd Street managed to increase the prices of its cocktail products. As a result, its revenue from beverage products increased significantly during the year ended December 31, 2021 as compared to the year ended December 31, 2020.

Revenue from eat-in services decreased by $88,508, or 17.4%, from $508,761 for the year ended December 31, 2020 to $420,253 for the year ended December 31, 2021. As Chanson 23rd Street is located at central business district, its revenue from eat-in services mainly comes from breakfast and brunch sold to the people working in nearby offices during the weekdays and tourists during the weekends. Before Chanson 23rd Street suspended its eat-in services at the end of February 2020, it had stable customer traffic, which contributed to the majority of its revenue during the year ended December 31, 2020. Even though Chanson 23rd Street gradually resumed its indoor dining services since February 12, 2021, its customer traffic had not recovered because most of the companies were still closed and people remained working from home, and the number of tourists was limited due to travel restrictions. Therefore, its revenue of eat-in services decreased during the year ended December 31, 2021 as compared to the year ended December 31, 2020.

Cost of Revenue

Our cost of revenue consists of food ingredient costs, packing costs, workforce related costs, overhead costs such as store rental and utilities for food production and processing, depreciation, and amortization. Our overall cost of revenue increased by $2,595,694, or 50.3%, from $5,164,178 for the year ended December 31, 2020 to $7,759,872 for the year ended December 31, 2021. The increase was attributable to the increase in the cost of revenue from both the stores in China and the U.S., as discussed below.

The following table sets forth the breakdown of our cost of revenue for the years ended December 31, 2021 and 2020, respectively:

	For the Years Ended December 31,				Variance
	2021	%	2020	%	Amount	%
China
Bakery products	$6,144,101	79.3%	$4,147,151	80.3%	$1,996,950	48.2%
Other products	438,361	5.6%	263,137	5.1%	175,224	66.6%
Subtotal: cost of revenue from China	6,582,462	84.9%	4,410,288	85.4%	2,172,174	49.3%

United States
Bakery products	305,228	3.9%	324,636	6.3%	(19,408)	(6.0)%
Beverage products	528,827	6.8%	129,227	2.5%	399,600	309.2%
Eat-in services	343,355	4.4%	300,027	5.8%	43,328	14.4%
Subtotal: cost of revenue from the United States	1,177,410	15.1%	753,890	14.6%	423,520	56.2%

Total Cost of Revenue	$7,759,872	100.0%	$5,164,178	100.0%	$2,595,694	50.3%

China

Cost of revenue from China increased by $2,172,174, or 49.3%, from $4,410,288 for the year ended December 31, 2020 to $6,582,462 for the year ended December 31, 2021. The increase was due to increased cost of revenue of bakery products and other products, as discussed below.

Cost of revenue from sales of bakery products increased by $1,996,950, or 48.2%, from $4,147,151 for the year ended December 31, 2020 to $6,144,101 for the year ended December 31, 2021 due to the increase in sales of bakery products. The percentage of increase in cost of revenue was more than that in revenue during the same period, due to increased prices of imported raw materials, such as butter and cream, and increased cost of fruit cakes made with fresh fruit instead of canned fruit. Meanwhile, the increase was attributable to the increased promotion activities and price discounts given to customers of the PRC Stores as mentioned above.

Cost of revenue from other products increased by $175,224, or 66.6%, from $263,137 for the year ended December 31, 2020 to $438,361 for the year ended December 31, 2021. The cost of revenue from seasonal products increased by $181,478, or 91.8%, from $197,735 for the year ended December 31, 2020 to $379,213 for the year ended December 31, 2021 due to the increase in sales of seasonal products. The percentage of increase in cost of revenue of seasonal products was more than that in revenue during the same period, due to the increased promotion activities and price discounts given to customers of the PRC Stores, and the increased packing cost as a result of updated packaging of seasonal products. The cost of revenue from beverage products decreased by $6,254, or 9.6%, from $65,402 for the year ended December 31, 2020 to $59,148 for the year ended December 31, 2021 due to the decrease in sales of beverage products. The decrease in cost of revenue from beverage products was in line with the decrease in the revenue from beverage products in the PRC Stores.

United States

Cost of revenue from the U.S. increased by $423,520, or 56.2%, from $753,890 for the year ended December 31, 2020 to $1,177,410 for the year ended December 31, 2021. The increase was due to the increased cost of revenue from beverage products and eat-in services, which was partially offset by the deceased cost of revenue from bakery products as discussed below.

Cost of revenue from sales of bakery products decreased by $19,408, or 6.0%, from $324,636 for the year ended December 31, 2020 to $305,228 for the year ended December 31, 2021. The percentage of decrease in cost of revenue was less than that in revenue during the same period, mainly due to the increased cost of ingredient materials and inventory spoilage, as discussed in “—Gross Profit and Gross Margin” below in more details.

Cost of revenue from sales of beverage products increased by $399,600, or 309.2%, from $129,227 for the year ended December 31, 2020 to $528,827 for the year ended December 31, 2021 due to the increase in sales of new cocktail products. The percentage of increase in cost of revenue was less than that in revenue during the same period, due to the increased sale of new cocktail products that have higher gross margin.

The cost of revenue from eat-in services increased by $43,328, or 14.4%, from $300,027 for the year ended December 31, 2020 to $343,355 for the year ended December 31, 2021. The increase was mainly attributable to the increased cost of ingredient materials and inventory spoilage, and the increased wage costs as a result of Chanson Greenwich’s trial operation in December 2021 as discussed in “—Gross Profit and Gross Margin” below in more details.

Gross Profit and Gross Margin

Our gross profit increased by $1,781,089, or 34.6%, from $5,149,334 for the year ended December 31, 2020 to $6,930,423 for the year ended December 31, 2021. The increase was mainly attributable to the overall increase in revenue. Our gross margin decreased by 2.7 percentage points from 49.9% for the year ended December 31, 2020 to 47.2% for the year ended December 31, 2021.

The following table sets forth the breakdown of our gross profit for the years ended December 31, 2021 and 2020, respectively:

	For the Years Ended December 31,				Variance
	2021	Margin %	2020	Margin %	Amount	%
China
Bakery products	$5,550,817	47.5%	$4,098,204	49.7%	$1,452,613	35.4%
Other products	662,810	60.2%	465,251	63.9%	197,559	42.5%
Subtotal: gross margin and margin % from China	6,213,627	48.6%	4,563,455	50.9%	1,650,172	36.2%

United States
Bakery products	168,686	35.6%	272,436	45.6%	(103,750)	(38.1)%
Beverage products	471,212	47.1%	104,709	44.8%	366,503	350.0%
Eat-in services	76,898	18.3%	208,734	41.0%	(131,836)	(63.2)%
Subtotal: gross margin and margin % from the United States	716,796	37.8%	585,879	43.7%	130,917	22.3%

Total Gross Margin and Margin %	$6,930,423	47.2%	$5,149,334	49.9%	$1,781,089	34.6%

China

Gross profit from China increased by $1,650,172, or 36.2%, from $4,563,455 for the year ended December 31, 2020 to $6,213,627 for the year ended December 31, 2021. The increase was mainly attributable to the overall increase in sales. The gross margin decreased by 2.3 percentage points from 50.9% for the year ended December 31, 2020 to 48.6% for the year ended December 31, 2021.

The gross profit of bakery products increased by $1,452,613, or 35.4%, from $4,098,204 for the year ended December 31, 2020 to $5,550,817 for the year ended December 31, 2021, and the gross margin of bakery products decreased by 2.2 percentage points from 49.7% for the year ended December 31, 2020 to 47.5% for the year ended December 31, 2021. As mentioned above, the PRC Stores improved ingredients of fruit cakes by using fresh fruit instead of canned fruit, and high-quality and expensive strawberries instead of kiwi, which made their products taste better. Therefore, their product costs increased slightly in 2021, while the prices were not able to catch up at the same time. Meanwhile, since the start of fiscal year 2021, the PRC Stores have focused more on increasing their market share and there have been increased promotion activities and price discounts given to their customers. Hence, the gross margin of bakery products slightly decreased during the year ended December 31, 2021 as compared to the same period of last year.

The gross profit of other products increased by $197,559, or 42.5%, from $465,251 for the year ended December 31, 2020 to $662,810 for the year ended December 31, 2021, and the gross margin decreased by 3.7 percentage points from 63.9% for the year ended December 31, 2020 to 60.2% for the year ended December 31, 2021. The decrease in gross margin was mainly due to a decrease in gross margin of seasonal products by 5.6 percentage points from 66.4% for the year ended December 31, 2020 to 60.8% for the year ended December 31, 2021. The decrease was mainly due to the increased promotion activities and price discounts given to existing and new customers of the PRC Stores, and the increased packing cost as a result of the updated packaging of seasonal products. Meanwhile, the gross margin of beverage products increased by 2.5 percentage points from 53.2% for the year ended December 31, 2020 to 55.7% for the year ended December 31, 2021. The increase was mainly due to termination of beverage sales in bakery stores with relatively low profitability.

United States

Gross profit from the U.S. increased by $130,917, or 22.3%, from $585,879 for the year ended December 31, 2020 to $716,796 for the year ended December 31, 2021. The increase was mainly attributable to the overall increase in revenue. The gross margin decreased by 5.9 percentage points from 43.7% for the year ended December 31, 2020 to 37.8% for the year ended December 31, 2021.

The gross profit of bakery products decreased by $103,750, or 38.1%, from $272,436 for the year ended December 31, 2020 to $168,686 for the year ended December 31, 2021, and the gross margin of bakery products decreased by 10.0 percentage points from 45.6% for the year ended December 31, 2020 to 35.6% for the year ended December 31, 2021. During the year ended December 31, 2021, the cost of some of the U.S. Stores’ main ingredient materials increased by around 30% as a result of shortage in supply due to the impact of COVID-19 pandemic. Meanwhile, the U.S. Stores incurred higher inventory spoilage as the customer demand of their products was harder to estimate, which resulted in excess raw materials and bakery products that were spoiled due to their short storage life.

The gross profit of beverage products increased by $366,503, or 350.0%, from $104,709 for the year ended December 31, 2020 to $471,212 for the year ended December 31, 2021, and the gross margin of beverage products increased by 2.3 percentage points from 44.8% for the year ended December 31, 2020 to 47.1% for the year ended December 31, 2021. The slight increase in gross margin was mainly due to the increased revenue in our new cocktail products that have higher gross margin. The increase was partially offset by the bottled wine damage of approximately $38,500 by accident during the year ended December 31, 2021.

The gross profit of eat-in services decreased by $131,836, or 63.2%, from $208,734 for the year ended December 31, 2020 to $76,898 for the year ended December 31, 2021, and the gross margin of eat-in services decreased by 22.7 percentage points from 41.0% for the year ended December 31, 2020 to 18.3% for the year ended December 31, 2021. The decrease was mainly attributable to the increased cost of ingredient materials and inventory spoilage during the year ended December 31, 2021 as mentioned above.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2021 and 2020.

	For the Years Ended December 31,
	2021		2020		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

Total revenue	$14,690,295	100.0%	$10,313,512	100.0%	$4,376,783	42.4%
Total operating expenses:
Selling expenses	4,126,126	28.1%	2,947,088	28.6%	1,179,038	40.0%
General and administrative expenses	3,249,181	22.1%	2,230,893	21.6%	1,018,288	45.6%
Total operating expenses	$7,375,307	50.2%	$5,177,981	50.2%	$2,197,326	42.4%

Selling Expenses

Our selling expenses primarily include payroll and sales commission expenses paid to our sales and marketing personnel, store operating expenses, store rental, store decoration and maintenance expenses, utility expenses, and other expenses related to sales activities. Selling expenses increased by $1,179,038, or 40.0%, from $2,947,088 for the year ended December 31, 2020 to $4,126,126 for the year ended December 31, 2021. The increase in selling expenses was primarily due to the increase in salary and social security expenses of $472,729. During the PRC Stores’ store closure periods in China in the year ended December 31, 2020, little sales commissions were generated, and the PRC Stores paid their employees base salaries to satisfy their basic living expenditure needs. In addition, the PRC Stores were exempted from paying work-related injury insurance, endowment insurance, and unemployment insurance for their employees between February 2020 and December 2020, a measurement taken by the Chinese government to support the economy during the pandemic. These expenses increased as the PRC Stores resumed paying full salary and social security during the year ended December 31, 2021. The increase in selling expenses was also due to an increase in rental expenses of $380,815 as we had more stores and received less lease concessions from our landlords during the year ended December 31, 2021 as compared to the year ended December 31, 2020. During the years ended December 31, 2021 and 2020, we received rent concessions of $141,499 and $598,990, respectively. In addition, the PRC Stores’ business operation gradually recovered from the pandemic during the year ended December 31, 2021, which resulted in an increase in utility expenses of $32,934, property management fees of $35,396, and handling fees of $43,636 paid to the take-out platforms. Meanwhile, the increase in selling expenses was also attributable to Chanson Greenwich’s trial operation in December 2021 with selling expenses of $121,029 incurred. Our selling expenses accounted for 28.1% and 28.6% of our revenue for the years ended December 31, 2021 and 2020, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily consist of administrative employee salaries, welfare and insurance expenses, depreciation, and professional service expenses. General and administrative expenses increased by $1,018,288, or 45.6%, from $2,230,893 for the year ended December 31, 2020 to $3,249,181 for the year ended December 31, 2021, primarily due to an increase in salaries by $520,768, as we paid full salary and social security during the year ended December 31, 2021. The increase was also due to the increased rental expenses of $234,152 as well as $185,079 professional service, maintenance, and other miscellaneous expenses incurred during the renovation period of our new store, Chanson Greenwich in the U.S. during the year ended December 31, 2021. Our general and administrative expenses accounted for 22.1% and 21.6% of our revenue for the years ended December 31, 2021 and 2020, respectively.

Other Income (Expenses), Net

Our other income (expenses), net primarily consists of interest expenses on our short-term bank loans, gain or loss from disposal of fixed assets, and government subsidies. Other income, net increased by $1,088,728, or 901.3%, from other expenses, net of $120,798 for the year ended December 31, 2020 to other income, net of $967,930 for the year ended December 31, 2021. The increase was mainly due to the funding of $531,992 Chanson 23rd Street received from the SBA under the SBA Restaurant Revitalization Fund program and the forgiveness of two loans totaling $502,298 under the SBA Paycheck Protection Program. We filed applications for forgiveness of the loans’ principal and interests, and the applications were approved by the bank and the SBA in May 2021 and November 2021, respectively.

Provision for Income Taxes

Our provision for income taxes was $16,277 and $14,584 for the years ended December 31, 2021 and 2020, respectively. Under the EIT Law, domestic enterprises and foreign investment enterprises are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis.

Xinjiang United Family and its three branch offices were incorporated in the PRC. During the years ended December 31, 2021 and 2020, Xinjiang United Family and all its three branch offices qualified as small-scaled minimal profit enterprises. Based on the EIT Law, from January 1, 2019 to December 31, 2021, the portion of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the portion above RMB1 million was subject to a reduced rate of 10%. According to the Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise and Individually-Owned Businesses on April 2, 2021, the tax rate for the portion of its taxable income not more than RMB1 million is further reduced to 2.5% during the period from January 1, 2021 to December 31, 2022 and the tax rate for the portion above RMB1 million remains at a reduced rate of 10%. Xinjiang United Family and all its three branch offices will continue enjoying the favorable tax rate as long as they are qualified as small-scaled minimal profit enterprises.

The UFG Entities are individually-owned businesses, which are not subject to the EIT Law, but Individual Income Tax. The Measures for Individual Income Tax Calculation of Individual Industrial and Commercial Households, or the “Measures,” were adopted by the SAT on December 19, 2014 and promulgated on December 27, 2014, and amended on June 15, 2018. According to Article 7 of the Measures, for the income from production and operation of individually-owned businesses, the amount of taxable income shall be the balance of the total income of each tax year after deducting costs, expenses, taxes, losses and other expenditures, and allowable compensation for losses in previous years. Income tax for an individually-owned business can generally be assessed on an actual basis or a deemed basis, which the UFG Entities apply. Therefore, income tax for the UFG Entities is levied as a fixed-rate income tax at 1% of the deemed Taxable Net Income (“TNI”) as assessed by the local tax authority. According to Announcement No. 12 [2021] of the SAT, the tax rate is reduced by half to 0.5% during the period from January 1, 2021 to December 31, 2022. For the year ended December 31, 2021, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB25,000 to RMB180,000 per month. For the year ended December 31, 2020, 11 of these UFG Entities were subject to income tax assessed at 1% of TNI that ranged from RMB33,000 to RMB120,000 per month. The rest of these UFG Entities were exempted from paying income tax. As of December 31, 2021, the tax years ended December 31, 2017 through December 31, 2021 for the UFG Entities remained open for statutory examination by PRC tax authorities. In addition, the TNI and tax rate of the UFG Entities are subject to periodical reassessment by the local tax authority. If the local tax authority determined that income tax for the UFG Entities should be levied at a higher TNI or higher tax rate, the UFG Entities would be obligated to pay additional income tax. Along with the continuing growth of business, we expect that the tax rates of these UFG Entities are likely to increase in the future in the annual assessment by the local tax authority based on past performance. If these UFG Entities change their forms of organization from individually-owned businesses to other corporate forms (such as limited liability company) as a result of their business development requirement, they will no longer enjoy the favorable tax rates and will be subject to the EIT Law, though we currently do not expect their forms of organization to change in the foreseeable future.

For the years ended December 31, 2021 and 2020, tax savings as the result of the favorable tax rates and tax exemptions amounted to $494,744 and $358,406, respectively, and the per share effect of the favorable tax rate and tax exemptions was $0.05 and $0.04, respectively.

Net Income (Loss)

As a result of the foregoing, we reported net income of $506,769 for the year ended December 31, 2021 as compared to a net loss of $164,029 for the year ended December 31, 2020.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

The operating entities’ business is affected by changes in consumer preferences and discretionary spending.

The operating entities’ success depends, in part, upon the popularity of their bakery products and their ability to develop new bakery products that appeal to consumers. Shifts in consumer preferences away from their bakery stores or their product offerings and mix, their inability to develop new products that appeal to consumers could harm the operating entities’ business. The operating entities’ success depends in large part on their customers’ continued belief that food made with high-quality ingredients, including selected proteins raised without antibiotics, their artisan breads, cakes, pastries, and other bakery treats made without artificial preservatives, flavors, sweeteners, or colors from artificial sources are worth the prices charged at the operating entities’ bakery stores relative to the lower prices offered by some of their competitors. The operating entities’ inability to successfully educate customers about the quality of their bakery products or their customers’ rejection of the operating entities’ pricing approach could result in decreased demand for their products or require the operating entities to change their pricing, marketing, or promotional strategies, which could materially and adversely affect our consolidated financial results or the brand identity that the operating entities have created. In addition, the operating entities’ success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, the operating entities may experience declines in sales during economic downturns or during periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on the operating entities’ sales, results of operations, business, and financial condition.

The operating entities’ revenue and growth could be adversely affected if their comparable store sales are less than expected.

The operating entities’ success depends on increasing comparable store sales. To increase sales and profits, and therefore comparable store sales growth, the operating entities must focus on delivering value and generating customer excitement by strengthening opportunistic purchasing, optimizing inventory management, maintaining strong store conditions, and effectively marketing current products and new product offerings. The operating entities may not be able to maintain or improve the levels of comparable store sales that they have experienced in the past, and the operating entities’ comparable store sales growth is a significant driver of their profitability and overall business results. In addition, competition and pricing pressures from competitors may materially adversely impact the operating entities’ operating margins. The operating entities’ comparable store sales growth could be lower than their historical average or their future target for many reasons, including general economic conditions, operational performance, price inflation or deflation, new competitive entrants near their stores, price changes in response to competitive factors, the impact of new stores entering the comparable store base, possible supply shortages or other operational disruptions, the number and dollar amount of customer transactions in their stores, and their ability to provide product or service offerings that generate new and repeat visits to their stores. Opening new stores in the operating entities’ established markets may result in inadvertent oversaturation, temporarily or permanently diverting customers and sales from their existing stores to new stores and reduce comparable store sales, thus adversely affecting their overall financial performance. These factors may cause the operating entities’ comparable store sales results to be materially lower than in recent periods, which could harm their profitability and business. Changes in their average store sales or their inability to increase their average store sales could cause their operating results to vary adversely from expectations, which could adversely affect their results of operations.

Fluctuations in various food and supply costs, including dairy, could adversely affect the operating entities’ operating results.

Supplies and prices of the various ingredient materials that are used to prepare the operating entities’ bakery products (including flour, milk, sugar, and eggs) can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics, and economics factors, and such prices may fluctuate. An increase in pricing of any ingredient that is used in the operating entities’ bakery products could result in an increase in costs from their suppliers, and the operating entities may not be able to increase prices to cover increased costs which would have an adverse effect on their operating results and profitability.

The geographic concentration of the operating entities’ stores primarily in Xinjiang and New York City subjects the operating entities to an increased risk of loss of revenue from events beyond their control or conditions affecting that region.

Currently, our PRC subsidiary and the VIEs operate 33 bakery stores exclusively located in Xinjiang. In addition, the U.S. Stores’ current operations are limited to New York City. As a result, they are particularly susceptible to adverse trends, severe weather, competition, and economic conditions in these areas. Any unforeseen events or circumstances that negatively affect these areas could materially adversely affect the operating entities’ sales and profitability. These factors include, among other things, epidemics, changes in demographics, population and employee bases, wage increases, changes in economic conditions, severe weather conditions, and climate change. Such conditions may result in reduced customer traffic and spending in the operating entities’ stores, physical damage to their stores, loss of inventory, closure of one or more of their stores, inadequate workforce in their markets, temporary disruption in the supply of products, delays in the delivery of goods to their stores, increased expenses, and a reduction in the availability of products in their stores. Any of these factors may disrupt the operating entities’ business and materially adversely affect their financial condition and results of operations.

If the operating entities are unable to compete successfully, their financial condition and results of operations may be harmed.

The industry in which the operating entities conduct their business is intensely competitive. The operating entities’ bakery stores compete with well-established national, regional, and locally-owned traditional bakeries, cafés, and other companies providing bakery products. Additionally, the operating entities also compete with certain quick-service restaurants, specialty food stores, supermarkets, and convenience stores. The principal factors on which they compete are taste, quality, prices of products offered, customer service, atmosphere, location, convenience, and overall customer experience. The operating entities also compete for retail space in desirable locations. Many competitors or potential competitors have substantially greater financial and other resources, which may allow them to react more quickly to changes in pricing, marketing, and other changing tastes of consumers. In the event that the operating entities cannot effectively compete on a continuing basis or competitive pressures arise, such inability to compete or competitive pressures could have a material adverse effect on their business, results of operations and financial condition.

COVID-19 Affecting Our Results of Operations

Our business has been adversely affected by the COVID-19 pandemic. The World Health Organization declared the COVID-19 a pandemic on March 11, 2020, after the virus speeded from China to other countries around the world. Given the high public health risks associated with the disease, governments around the world have imposed various degrees of restrictions and other quarantine measures, including lockdowns, closures, quarantines, and travel bans, to intended to contain the spread of COVID-19. Our business in China was adversely affected due to the store closure between late January and early March of 2020, and between late July 2020 and late September 2020. After the PRC Stores resumed their normal activities, the business of the PRC Stores located at shopping centers, school areas, and other commercial districts were still affected by reduced customer traffic due to tightened safety control. In the U.S., Chanson 23rd Street in New York City provided only delivery and pickup services between the end of February 2020 and the end of June 2020, and resumed outdoor dining services at the end of June 2020 and limited indoor dining services at the end of September 2020. Chanson 23rd Street suspended its indoor dining services again between December 14, 2020 and February 11, 2021 according to an indoor dining ban issued by the Governor of New York State. In addition, the renovation of Chanson Greenwich was delayed and the store opened in December 2021. Chanson 23rd Street resumed its indoor dining services on February 12, 2021 at 25 percent capacity, which was increased to 35 percent on February 26, 2021 and further increased to 50 percent and 75 percent on March 19, 2021 and May 7, 2021, respectively. Starting from May 19, 2021, Chanson 23rd Street has been allowed to provide indoor dining services at full capacity, provided that either diners are seated at least six feet apart or tables are separated by physical barriers. The six-feet rule was later lifted for fully vaccinated people and eventually for all people. As of the date of this annual report, the U.S. Stores are providing indoor dining services at their full capacity.

During the year ended December 31, 2022, due to the 2022 Outbreak, the operations of the PRC Stores and the production of the PRC Stores’ central factory were affected starting from August 10, 2022 and all of the PRC Stores and the central factory were closed between October 5, 2022 and November 30, 2022. The PRC Stores only managed to generate limited online sales and group sales during the period. The PRC Stores and the central factory stared to reopen in early December 2022 and resumed their normal business activities on December 10, 2022. As a result, our revenue generated in China decreased significantly by approximately $3.3 million, or 25.8%, during the year ended December 31, 2022 as compared to the same period of last year. Our revenue generated in United States increased by approximately $1.9 million, or 99.6%, during the year ended December 31, 2022 as compared to the same period of last year, because starting from May 19, 2021, Chanson 23rd Street has been allowed to provide indoor dining services at full capacity with certain restrictions, and Chanson Greenwich opened in December 2021 as mentioned above. Overall, our total revenue decreased by approximately $1.4 million, or 9.7%, during the year ended December 31, 2022 as compared to the same period of last year. See “—Comparison of Results of Operations for the Years Ended December 31, 2022 and 2021.”

In early December 2022, China announced a nationwide loosening of its zero-COVID policy, and the country faced a wave in infections after the lifting of these restrictions, but the spread of the COVID-19 appeared to be under control currently. Our PRC Stores have fully recovered from the 2022 Outbreak as of the date of this annual report. For the three-month period from January 2023 to March 2023, our revenue generated in China increased by approximately $0.6 million, or 19.0%, as compared to the same period in 2022. Our revenue generated in the U.S. remained relatively stable with a slight increase by approximately $0.1 million, or 8.0%, as compared to the same period in 2022. As a result, our total revenue increased by approximately $0.7 million, or 16.9%, as compared to the same period in 2022. However, the impact of COVID-19 pandemic still depends on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, or the appearance of new or more severe strains of the virus, which are highly uncertain and unpredictable. Therefore, while we expect the COVID-19 pandemic to continue negatively impacting our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time.

During the time the stores were closed, the operating entities paid all their employees base salaries in order to satisfy their basic living expenditure needs. After the reopening, the operating entities have taken various preventative and quarantine measures across their stores, including conducting regular nucleic acid tests in accordance with the government requirement, monitoring their employees’ health conditions daily, and distributing face masks to all their employees. The operating entities also limit the customer flows in their stores and customers who visit their stores are required to measure temperature and wear masks. In the U.S., Chanson 23rd Street kept its store in New York City open and provided takeout and delivery services. To fulfill its social responsibility, Chanson 23rd Street has offered special discounts on its products to all hospital workers and free pastries to all frontline workers, drivers, and delivery people as a gesture to show its appreciation for what they contributed to the society during the pandemic.

The operating entities have taken actions to preserve their liquidity during the COVID-19 pandemic. On May 7, 2020, Xinjiang United Family entered into a loan agreement with Huaxia Bank, which provided it funding of RMB15 million (approximately $2.3 million) through May 2021 with a favorable fixed interest rate of 4.98%. On May 31, 2021, Xinjiang United Family entered into a new loan agreement with Huaxia Bank to borrow RMB10 million (approximately $1.6 million) as working capital for one year, with a maturity date of May 31, 2022. The loan bore a fixed interest rate of 5.54%. On March 12, 2021, Xinjiang United Family borrowed RMB2.3 million (approximately $0.4 million) from China Construction Bank, with a maturity date on September 22, 2021. The loan bore a fixed interest rate of 4.2525%. All these above-mentioned loans were repaid in full upon maturity. On December 23, 2022, Xinjiang United Family entered into a new loan agreement with Huaxia Bank to borrow RMB3 million (approximately $0.4 million) as working capital for a year, with a maturity date of December 23, 2023. The loan bore a fixed interest rate of 3.95%. On April 29, 2020 and February 11, 2021, our subsidiary Chanson 23rd Street received funding for loans totaling $209,291 and $293,007 from Cathay Bank under the U.S. Small Business Administration (the “SBA”) Paycheck Protection Program (“PPP”), respectively, which is part of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), enacted on March 27, 2020. Chanson 23rd Street filed applications for forgiveness of the loans’ principal and interests, and the applications were approved by the bank and the SBA in May 2021 and November 2021, respectively. On May 24, 2021, Chanson 23rd Street received funding of $531,992 under the SBA Restaurant Revitalization Fund program.

In addition, we have increased efforts to collect our accounts receivable. As of the date of this annual report, approximately 42.6%, or $0.6 million, of our accounts receivable balance as of December 31, 2022 has been collected. The remaining balance is expected to be collected before December 31, 2023. As of December 31, 2022, we had a negative working capital of approximately $7.1 million, including deferred revenue of approximately $7.0 million, which was reported as current liability, but will not require cash payment in the future.

B. Liquidity and Capital Resources

Cash Flows for the Years Ended December 31, 2022, 2021, and 2020

On April 3, 2023, we closed our IPO of 3,390,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for total gross proceeds of $13.6 million before deducting underwriting discounts and other related expenses. Net proceeds of our IPO were approximately $12.0 million. In addition, we have granted the underwriters a 45-day option to purchase up to an additional 508,500 Class A ordinary shares at the public offering price after the closing of this IPO, less underwriting discounts. Our Class A ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “CHSN” on March 30, 2023.

As of December 31, 2022, we had $2,915,470 in cash and cash equivalents as compared to $3,896,812 as of December 31, 2021. As of December 31, 2022, we also had $1,260,453 accounts receivable balance, approximately 42.6%, or $0.6 million, of which has been subsequently collected. The remaining balance is expected to be collected before December 31, 2023. The collection of such receivables made cash available for use in our operations as working capital, if necessary.

As of December 31, 2022, we had approximately $0.4 million in a short-term bank loan.

On June 30, 2021, Xinjiang United Family entered into a 10-year lease agreement for approximately 54,638 square feet of building space, where it constructed a new central factory, to expand the production capacity. The investment budget for the new central factory is approximately RMB18.1 million (approximately $2.6 million) after VAT deduction. There are two stages for the construction. The first stage includes: 1) construction and renovation that cost approximately RMB13.1 million (approximately $1.9 million); 2) installation of production equipment of approximately RMB1.4 million (approximately $0.2 million); and 3) miscellaneous projects of approximately RMB1.1 million (approximately $0.1 million). The first stage of the construction was completed in June 2022, and passed inspection in July 2022, and the new central factory started the production in early August 2022. The second stage includes the construction of two new production lines of approximately RMB2.5 million (approximately $0.4 million), which is expected to start in the second half of fiscal year 2023 and complete by the end of 2023. As of December 31, 2022, our contractual obligation under the central factory construction was approximately RMB4.1 million (approximately $0.6 million). As of December 31, 2022, we had spent approximately RMB11.5 million (approximately $1.7 million), and from January 2023 to the date of this annual report, the subsequent payment was RMB0.3 million (approximately $0.04 million), and the future minimum expenditure is estimated to be RMB6.3 million (approximately $0.9 million). We plan to use cash flow from the operations of the PRC Stores to fund the future construction. Our payment made and future payment schedule under the central factory construction project are as follows:

	Payment made in			Future payment
	Fiscal year 2021	Fiscal year 2022	First quarter of fiscal year 2023	Remainder of fiscal year 2023	Fiscal year 2024	Total
Contracts signed in fiscal year 2021:
Construction and renovation cost	$719,305	$465,105	$40,992	$483,743	$50,229	$1,759,374
Other expenses related to construction	92,388	-	-	-	-	92,388
Subtotal:	811,693	465,105	40,992	483,743	50,229	1,851,762

Contracts signed in fiscal year 2022:
Construction and renovation cost	-	122,299	-	14,745	-	137,044
Other expenses related to construction	-	62,124	-	-	-	62,124
Purchase of production equipment	-	204,004	-	-	-	204,004
Subtotal:	-	388,427	-	14,745	-	403,172

Contracts expected to be signed in fiscal year 2023:
Two production lines construction	-	-	-	362,466	-	362,466
Subtotal:	-	-	-	362,466	-	362,466
Total	$811,693	$853,532	$40,992	$860,954	$50,229	$2,617,400

We planned to open two bakery stores in New York City, Chanson 3rd Ave and Chanson Broadway, with a total budget of approximately $1.0 million in fiscal year 2023. Chanson 3rd Ave opened a store in March 2023, and the renovation of Chanson Broadway was delayed and the store is expected to be open in May 2023. We plan to support the remaining renovation using our cash on hand and cash flows from operations.

We also intend to open six additional new stores in the U.S. by the end of the fiscal year 2023, and the expected expenses related to opening these stores are approximately $3.0 million. We plan to use our cash on hand, cash flows from operations, and the net proceeds we received from the IPO to open the new stores in the U.S.

We opened one store in PRC in March 31, 2023, and we currently plan to open another four bakery stores and renovate two existing stores in the PRC during fiscal year 2023, with a total budget of approximately RMB2.7 million (approximately $0.4 million). We plan to use our cash on hand and cash flows from operations to fund the new stores.

As of December 31, 2022, we had a negative working capital of approximately $7.1 million, including deferred revenue of approximately $7.0 million, which was reported as current liability, but will not require cash payment in the future. We expect to spend about $2.8 million when we produce and sell the products and realize the deferred revenue. As of December 31, 2021, we had a negative working capital of approximately $5.6 million, including deferred revenue of approximately $6.1 million, which was reported as current liability. We expect to spend about $2.4 million when we produce and sell the products and realize the deferred revenue.

In assessing our liquidity, our management monitors and analyzes our cash on hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of December 31, 2022, we had cash and cash equivalents of approximately $2.9 million. The future capital expenditure on the central factory construction is expected to be approximately $0.86 million and $0.05 million in the remainder of fiscal year 2023 and in fiscal year 2024, respectively. We believe that we would be able to make additional borrowings from banks based on past experience and our good credit history when necessary. Due to the impact from the 2022 Outbreak in Xinjiang as mentioned above, our revenue was negatively impacted and decreased by 9.7% in fiscal year 2022 as compared to fiscal year 2021, and the Company also incurred a net loss of approximately $1.3 million in fiscal year 2022. However, all of the PRC stores resumed their normal business activities on December 10, 2022 and have fully recovered from the 2022 Outbreak as of the date of this annual report. In addition, the Company will further implement initiatives to control costs and improve its operating efficiency in fiscal year 2023. Therefore, revenue and net income are expected to increase significantly in fiscal year 2023 as compared to fiscal year 2022. On April 3, 2023, we closed our IPO and the net proceeds of our IPO were approximately $12.0 million. In addition, we have granted the underwriters a 45-day option to purchase up to an additional 508,500 Class A ordinary shares at the public offering price after the closing of this IPO, less underwriting discounts. Furthermore, our controlling shareholder, Mr. Gang Li, has made pledges to provide continuous financial support to our Company for at least 12 months from the issuance of our consolidated financial statements as of and for the years ended December 31, 2022. We believe our cash and cash equivalents on hand, our operating cash flows, the available bank facilities, the continuous support from our shareholder, and the proceeds we received from the IPO will be sufficient to meet our working capital needs over the next 12 months.

Currently, our main operations are conducted in China and a large portion of our revenue, expenses, cash and cash equivalents are denominated in RMB. Our holding company, however, may need dividends and other distributions on equity from our PRC subsidiary and the VIEs to satisfy its liquidity requirements. Although dividends may be freely remitted in or out of China in RMB or foreign currency according to the PRC regulations, our PRC subsidiary and the VIEs are restricted in their ability to transfer a portion of their net assets, equivalent to their reserves and their share capital, to the holding company in the form of loans, advances, or cash dividends. See “Risk Factors—Risks Relating to Doing Business in the PRC—Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.” As of December 31, 2022 and 2021, the total restricted net assets equivalent amounted to $1,325,631 and $1,325,631, respectively.

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2022	2021	2020
Net cash provided by operating activities	$551,348	$1,778,246	$1,245,677
Net cash used in investing activities	(860,034)	(2,030,921)	(574,333)
Net cash provided by (used in) financing activities	9,929	(178,240)	(849,379)
Effect of exchange rate change on cash	(682,585)	206,659	413,812
Net increase (decrease) in cash and cash equivalents, and restricted cash	(981,342)	(224,256)	235,777
Cash and cash equivalents, and restricted cash at beginning of year	3,896,812	4,121,068	3,885,291
Cash and cash equivalents, and restricted cash at end of year	$2,915,470	$3,896,812	$4,121,068

Operating Activities

Net cash provided by operating activities was $551,348 for the year ended December 31, 2022, mainly derived from net loss of $1,288,205 for the year, and net changes in our operating assets and liabilities, which mainly included an increase in deferred revenue of $1,411,004 due to the growing prepaid membership cards sales during the year ended December 31, 2022. Accounts payable increased by $247,015 due to higher outstanding payments to our suppliers.

Net cash provided by operating activities was $1,778,246 for the year ended December 31, 2021, mainly derived from net income of $506,769 for the year, and net changes in our operating assets and liabilities, which mainly included an increase in deferred revenue of $1,252,776 due to the growing prepaid membership cards sales during the year ended December 31, 2021.

Net cash provided by operating activities was $1,245,677 for the year ended December 31, 2020, mainly derived from a net loss of $164,029 for the year, and net changes in our operating assets and liabilities, which mainly included an increase in deferred revenue of $964,663, primarily due to increased membership cards sales. Amounts loaded onto our membership cards are initially recorded at deferred revenue, and recognized as revenue upon redemption, at which point, we also reduce the deferred revenue liability. Trade payable increased by $181,852 due to higher outstanding payments to our suppliers.

Investing Activities

Net cash used in investing activities amounted to $860,034 for the year ended December 31, 2022, due to purchases of property and equipment and leasehold improvement for the new stores, and payment for construction in progress.

Net cash used in investing activities amounted to $2,030,921 for the year ended December 31, 2021, due to purchases of property and equipment and leasehold improvement for the new stores, and payment for construction in progress.

Net cash used in investing activities amounted to $574,333 for the year ended December 31, 2020 due to purchases of property and equipment and leasehold improvement for the new stores.

Financing Activities

Net cash provided by financing activities was $9,929 for the year ended December 31, 2022, which primarily consisted of repayments of short-term bank loans of $1,474,129 and was partially offset by proceeds from short-term bank loans of $445,831 and funds provided by a shareholder of $1,076,717.

Net cash used in financing activities was $178,240 for the year ended December 31, 2021, which primarily consisted of repayments of short-term bank loans of $2,683,814 and was partially offset by proceeds from short-term bank loans of $1,903,563 and funds provided by a shareholder of $572,712.

Net cash used in financing activities was $849,379 for the year ended December 31, 2020, which primarily consisted of repayments of short-term bank loans of $2,168,388 and repayment of a shareholder loan of $791,036 and was partially offset by proceeds from short-term bank loans of $2,175,000.

Contractual Obligations

As of December 31, 2022, our contractual obligations were as follows:

Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Short-term bank loan (1)	$434,959	$434,959	$-	$-	$-	$-	$-
Future lease payments (2)	17,543,166	2,433,761	2,151,340	1,924,110	1,793,273	1,761,804	7,478,878
Central factory construction (3)	589,709	539,480	50,229	-	-	-	-
Total	$18,567,834	$3,408,200	$2,201,569	$1,924,110	$1,793,273	$1,761,804	$7,478,878

(1)

Repayment of a short-term bank loan: as of December 31, 2022, our contractual obligation to repay an outstanding short-term bank loan totaled $434,959 and related to the following bank loan:

On December 23, 2022, Xinjiang United Family entered into a new loan agreement with Huaxia Bank to borrow RMB3 million ($434,959) as working capital for a year, with a maturity date of December 23, 2023. The loan bore a fixed interest rate of 3.95%. The loan is guaranteed by Ms. Baolin Wang, the legal representative of Xinjiang United Family, and Urumqi Plastic Surgery Hospital Co., Ltd., a related party that is controlled by the Chairman of the Company.

(2)	We lease office spaces, bakery stores facilities, and employee dormitories, which are classified as operating leases in accordance with ASC Topic 842. As of December 31, 2022, our future lease payments totaled $17,543,166.

(3)	Payment for central factory construction work: as of December 31, 2022, our contractual obligation to pay for central factory construction totaled $589,709, as discussed above in more details.

Off-Balance Sheet Arrangements

As of December 31, 2022 and 2021, we had not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—R&D” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable, advances to suppliers, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, the useful lives of long-lived assets, which include property, plant, and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. Actual results could differ from those estimates.

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts.

We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2022 and 2021, there was no allowance recorded as we consider all of the accounts receivable fully collectible.

Inventories

Inventories consist of ingredient materials, finished goods, packing materials and other materials. Inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include the cost of ingredient materials, direct labor, and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. We periodically evaluate inventories for their net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the years ended December 31, 2022, 2021, and 2020, no inventory reserve was recorded because no slow-moving, obsolete, or damaged inventory was identified.

Revenue recognition

We follow Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), for revenue recognition. ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized, as performance obligations are satisfied.

We currently generate our revenue through our bakery/café stores as well as through online sales. We recognize revenue from bakery/café sales upon delivery of the related food and other products to the customer and fulfillment of all performance obligations. Revenue is recognized net of any discounts, sales incentives, sales taxes, and value added taxes that are collected from customers and remitted to tax authorities.

The PRC Stores sell membership cards that do not have an expiration date and from which the PRC Stores do not deduct non-usage fees from outstanding card balances. Membership cards are reloadable and redeemable at any of our store locations. Amounts loaded into these cards are initially recorded as deferred revenue. When membership cards are redeemed at stores, the PRC Stores recognize revenue and reduce the deferred revenue. While the PRC Stores continue to honor all membership cards presented for payments, management determines the likelihood of redemption to be remote for certain cards with long periods of inactivity (“breakage”), which is five years after the last usage based upon our historical redemption patterns. Membership card breakage is recorded as revenue in the consolidated statements of operations and comprehensive income (loss). Membership card breakage was immaterial for the years ended December 31, 2022, 2021, and 2020.

The PRC Stores maintain a customer loyalty program in which customers earn free cash vouchers when purchasing or reloading membership cards at certain amount. These cash vouchers typically do not expire, except for certain vouchers given out at special occasions, which usually state an expiration date and can only be exchanged for certain seasonal products or specialty cakes. We establish corresponding liabilities in deferred revenue for the membership cards and the free cash vouchers upon issuance. We allocate the consideration received proportionately between the membership cards and cash vouchers based on their face values. Revenue is recognized at the allocated amount upon redemption of membership cards and cash vouchers, at which point the PRC Stores deliver products to customers and reduce the deferred revenue. Unredeemed cash vouchers will be recognized as revenue upon their expiration dates, if any, or five years after their issuance if there are no stated expiration dates, when management determines the likelihood of redemption to be remote.

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. We did not have contract assets as of December 31, 2022 and 2021. Our contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $6,958,160 and $6,051,683 as of December 31, 2022 and 2021, respectively, consist primarily of customer payments for the membership cards and the fair value of the cash vouchers under our customer loyalty programs. These amounts represent our unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the years ended December 31, 2022, 2021, and 2020 that was included in the opening deferred revenue was $4,920,442, $4,823,134, and $2,936,748, respectively. As of December 31, 2022, the aggregate amount of unredeemed membership cards and cash vouchers was $6,958,160. We will recognize revenue when customers redeem the membership cards or cash vouchers in store purchases. Based on our historical experience, a significant portion of the redemption is expected to occur during the first two years after December 31, 2022 and the remaining between the third and fifth year.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes were incurred during the years ended December 31, 2022, 2021, and 2020. We do not believe there was any uncertain tax provision at December 31, 2022 and 2021.

Our operating subsidiary in China is subject to the income tax laws of the PRC. Our operating subsidiaries in United States are subject to the tax law of the United States. As of December 31, 2022, the tax years ended December 31, 2018 through December 31, 2022 for our PRC subsidiary remain open for statutory examination by PRC tax authorities, and the tax years ended December 31, 2020 through December 31, 2022 for our United States subsidiaries remain open for statutory examination by U.S. tax authorities.

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses,” which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. The new effective date for SEC filers that are eligible to be smaller reporting companies under the SEC’s definition, as well as private companies and not-for-profit entities is for annual and interim periods in fiscal years beginning after December 15, 2022. Adoption of the ASUs is on a modified retrospective basis. We adopted ASU 2016-13 on April 1, 2023, and the adoption of this ASU did not have a material impact on our consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have material impact on our consolidated financial position, statements of operations, and cash flows.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of all of our directors and executive officers is No. 26 Culture Road, Tianshan District, Urumqi, Xinjiang, China.

Name	Age	Position(s)
Gang Li	56	Chairman and Chief Executive Officer
Jihong Cai	52	Chief Financial Officer
Yong Du	50	Independent Director
Zhiyuan Wang	38	Independent Director
Shouhua Nie	42	Independent Director
Yuchen Liu	30	Independent Director

The following is a brief biography of each of the executive officers and directors listed above:

Mr. Gang Li has been our chief executive officer since September 2022, our Chairman since September 2020, and our director since July 2019. Mr. Li served as the chief executive officer of Xinjiang United Family from May 2016 to January 2018 and from August 2015 to January 2016. Mr. Li has been the chief executive officer of Urumqi Plastic Surgery Hospital Co., Ltd. since July 2011 and the chief executive officer of Urumqi Marie Gynecological and Obstetrical Hospital (Limited) since August 2009, responsible for the operations and investment of the companies. Mr. Li received his bachelor’s degree in Chinese Literature from Xinjiang University in 1989.

Ms. Jihong Cai has been our chief financial officer since September 2020. Ms. Cai has served as the chief financial officer of Xinjiang United Family since September 2018. Prior to joining Xinjiang United Family, Ms. Cai served as the chief financial officer of Xinjiang Dongbao Group from June 2016 to August 2018, as the chief financial officer of Xinjiang Fudiyuan Real Estate Development Co., Ltd. from June 2011 to May 2016, and as the chief financial officer of Xinjiang Osman Biotechnology Co., Ltd. from July 2002 to January 2011. Ms. Cai is a Chinese Certified Tax Agent, accountant, and financial planner. Ms. Cai received her bachelor’s degree in Accounting from Hubei University in 1991.

Mr. Yong Du has served as our independent director since March 2023. Mr. Du has been an accounting professor, doctorial supervisor, and academic leader in the field of accounting and the director of the New Economics and Management Research Institute at Guangdong University of Foreign Studies South China Business College since September 2019. His research focuses in areas such as accounting and investor protection, budget management, capital market accounting and finance, and capital market auditing. From July 2004 to August 2019, Mr. Du taught at Xinjiang University of Finance and Economics and had been an accounting professor since December 2017, a doctorial supervisor since August 2018, and the academic leader in the field of accounting since March 2019. From October 2013 to November 2015, Mr. Du served as a postdoctoral researcher of Peking University. Mr. Du has served as an expert on the Academic Committee of Silk Road Economics and Management Research Institute at Xinjiang University of Finance and Economics since March 2019, an expert on the Academic Committee of the Commerce Economy Association of China since June 2017, a senior researcher of the Audit Research Institute of WUYIGE Certified Public Accountants LLP since July 2016, a part-time researcher of Financial Analysis and Investment Research Center at Peking University, a researcher of Beijing State-Owned Asset Management and Innovation Center, and a special researcher of Accounting and Investor Protection Research Center at Beijing Technology and Business University since October 2013. Mr. Du received his doctoral degree in Accounting from Central University of Finance and Economics in 2011.

Mr. Zhiyuan Wang has served as our independent director since March 2023. Mr. Wang founded Sheng De Han Hua (Beijing) Human Resource Limited Corporation, a human resource online service firm, and has served as its chief executive officer and director since January 2020. Mr. Wang founded Beijing Unique Way Technology Limited Corporation, a company providing customized travel planning, management, and advisory services, served as its chief executive officer from January 2013 to December 2019, and has served as its director since January 2013. From July 2007 to October 2013, Mr. Wang served as a manager at China Development Bank. Mr. Wang has served as a director of Beijing Mission Ding Dong Management Consulting Center (L.P.) since January 2020. Mr. Wang received his bachelor’s degree in Communication Engineering from Beijing University of Posts and Telecommunications in 2007.

Mr. Shouhua Nie has served as our independent director since March 2023. Mr. Nie is a founding partner of Shenzhen Hanrong Investment Management Co., Ltd., an investment management company, and has served as its chief executive officer since April 2019. Prior to founding Shenzhen Hanrong Investment Management Co., Ltd., Mr. Nie served as a portfolio manager and head of the Derivatives Department of Zhejiang Egret Asset Management Co., Ltd., a hedge fund, from January 2018 to January 2019, and as a portfolio manager at the Quantitative Investment Group of First Seafront Fund Management Co., Ltd., an investment management company. Mr. Nie also worked at BNP Paribas (OTCMKTS: BNPQY), a French international banking group, serving as an interest rate trader from November 2013 to September 2015 and as a quantitative analyst from June 2010 to November 2013. Mr. Nie received his bachelor’s degree in Physics from Fudan University in 2003, his Ph.D. in Physics from Florida State University in 2008, and his master’s degree in Computational Finance from Carnegie Mellon University, Tepper School of Business, in 2009.

Mr. Yuchen Liu has served as our independent director since March 2023. Mr. Liu has been an angel investor of Chenxin Technology Co., Ltd since April 2020, an angel investor of Beijing Xuanyi Technology Limited Corporation since August 2018, the co-founder and chief operating officer of Beijing Dongyishengda Investment Limited Corporation (Farrington International Pre-School) since June 2018, and an angel investor and partner of ICZOOM Electronic Components Exchange since December 2017. Mr. Liu received his bachelor’s degree in Electrical Engineering from Beijing Technology and Business University in 2015 and his Master in Science in Financial Management from Boston University in 2017.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

Mr. Gang Li, our chief executive officer, director, and chairman, currently beneficially own approximately 90.21% of the aggregate voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

B. Compensation

For the year ended December 31, 2022, we paid an aggregate of $206,693 as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiary and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

C. Board Practices

Board of Directors

Our board of directors consists of five directors. Our board of directors have determined that our four independent directors, Yong Du, Zhiyuan Wang, Shouhua Nie, and Yuchen Liu satisfy the “independence” requirements of the Nasdaq corporate governance rules.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (2021 Revision) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company; and

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Terms of Directors and Executive Officers

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign, or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resign in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally, or is found to be or becomes of unsound mind.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to employment agreements, we agree to employ each of our executive officers for a specified time period, which will be automatically renewed unless either party gives the other party a written notice to terminate the agreement six months prior to the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Insider Participation Concerning Executive Compensation

Prior to March 2023, our Chairman, Mr. Gang Li, was making all determinations regarding executive officer compensation. After our Compensation Committee was set up in March 2023, it is making all determination regarding executive officer compensation (please see below).

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. Each of the committees is comprised of our independent directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of our three independent directors, Yong Du, Shouhua Nie, and Zhiyuan Wang. Yong Du is the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Yong Du qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of our three independent directors, Yong Du, Shouhua Nie, and Zhiyuan Wang. Shouhua Nie is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of our three independent directors, Yong Du, Shouhua Nie, and Zhiyuan Wang. Zhiyuan Wang is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Class A Ordinary Shares or Class B Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 6,450,000 Class A Ordinary Shares and 5,940,000 Class B Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Class A Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Class A Ordinary Shares underlying options, warrants, or convertible securities, including Class B Ordinary Shares, held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power*
	Number	%	Number	%	%
Directors and Executive Officers(1):
Gang Li(2)	2,700,000	41.86%	5,670,000	95.45%	90.21%
Jihong Cai(3)	—	—	270,000	4.55%	4.10%
Yong Du	—	—	—	—	—
Zhiyuan Wang	—	—	—	—	—
Shouhau Nie	—	—	—	—	—
Yuchen Liu	—	—	—	—	—
All directors and executive officers as a group (six individuals):	2,700,000	41.86%	5,940,000	100%	94.31%

5% Shareholders:
Danton Global Limited(2)	2,700,000	41.86%	5,670,000	95.45%	90.21%
Yvan Global Limited(4)	180,000	2.79%	—	—	0.27%
Yetta Global Limited(5)	180,700	2.79%	—	—	0.27%

*

Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to 10 votes per one Class B Ordinary Share.

The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. The number and percentage of Class A Ordinary Shares exclude Class A Ordinary Shares convertible from Class B Ordinary Shares as the beneficial ownership of Class B Ordinary Shares is presented separately.

(1)	Unless otherwise indicated, the business address of each of the individuals is No. 26 Culture Road, Tianshan District, Urumqi, Xinjiang, China.

(2)	Represents 2,700,000 Class A Ordinary Shares and 5,670,000 Class B Ordinary Shares held by Danton Global Limited, a British Virgin Islands company, which is 100% owned by Mr. Gang Li. The registered address of Danton Global Limited is 3rd Floor, J & C Building, Road Town, Tortola, British Virgin Islands, VG1110.

(3)	Represents 270,000 Class B Ordinary Shares held by Haily Global Limited, a British Virgin Islands company, which is 100% owned by Ms. Jihong Cai. The registered address of Haily Global Limited is 3rd Floor, J & C Building, Road Town, Tortola, British Virgin Islands, VG1110.

(4)	Represents 180,000 Class A Ordinary Shares held by Yvan Global Limited, a British Virgin Islands company, which is 100% owned by Ms. Xinxia Hu. The registered address of Yvan Global Limited is 3rd Floor, J & C Building, Road Town, Tortola, British Virgin Islands, VG1110.

(5)	Represents 180,000 Class A Ordinary Shares held by Yetta Global Limited, a British Virgin Islands company, which is 100% owned by Ms. Hui Wang. The registered address of Yetta Global Limited is 3rd Floor, J & C Building, Road Town, Tortola, British Virgin Islands, VG1110.

As of the date of this annual report, approximately 94.42% of our issued and outstanding Class A Ordinary Shares are held in the United States by two record holders, Mr. Gang Li and Cede and Company, and 95.45% of our issued and outstanding Class B Ordinary Shares are held by one record holder, Mr. Gang Li, in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The VIE Agreements

See “Item 3. Key Information—Our Corporate Structure—The United Family Group.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to Us
Gang Li	Our chief executive officer, director, and chairman of the board of directors
Urumqi Plastic Surgery Hospital Co., Ltd.	Controlled by Mr. Gang Li
Rongdi Zhang	Our former chief financial officer

Premises Use Agreement

Pursuant to a Premises Use Agreement dated April 30, 2020 and a Supplemental Agreement dated June 18, 2020, Urumqi Plastic Surgery Hospital Co., Ltd., a PRC company controlled by our Chairman, Mr. Gang Li, provided approximately 5,382 square feet office space for our headquarters and 10,763 square feet for the old central factory of the PRC Stores without charge. The term of the agreement is from January 1, 2020 to June 25, 2028, unless otherwise terminated by either party.

Due to a Related Party

As of December 31, 2022, due to a related party of $1,798,605 primarily represented advances provided by our Chairman, Mr. Gang Li, to fund our operations. These payables were unsecured, non-interest bearing, and due on demand. All expenses and liabilities were paid by Mr. Gang Li on behalf of our Company, and recorded in our unaudited condensed consolidated financial statements in a timely manner. The outstanding amount is expected to be repaid before June 30, 2023.

Guarantees by Related Parties

Our Chairman, Mr. Gang Li, together with his wife, Ms. Ying Xiong, and the legal representative of Xinjiang United Family, Ms. Baolin Wang, provided guarantees in connection with Xinjiang United Family’s loans borrowed from Huaxia Bank in 2022. See “Note 9—Short-term Bank Loans” of our consolidated financial statements.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Dividend Policy

See “Item 3. Key Information—Asset Transfers Between Our Company, Our Subsidiaries, and the VIEs” and “Item 3. Key Information—Dividends or Distributions Made to our Company and U.S. Investors and Tax Consequences.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since March 30, 2023 under the symbol “CHSN.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since March 30, 2023 under the symbol “CHSN.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association, Exhibit 3.1, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-254909), as amended, initially filed with the SEC on March 31, 2021.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.”

E. Taxation

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, amended on February 24, 2017, and most recently amended on December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiary. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a PRC-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Chanson International does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a PRC-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Chanson International and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a PRC-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Chanson International, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Chanson International and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if an enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as PRC-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as PRC-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Dentons, our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, Dentons is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore, Dentons believes that it is possible but highly unlikely that income received by our overseas shareholders will be regarded as PRC-sourced income.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Under the EIT Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

If the PRC tax authorities determine that Chanson International is a PRC resident enterprise for enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of Class A Ordinary Shares or Class B Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Chanson International would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Chanson International is treated as a PRC resident enterprise.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%.

British Virgin Islands Taxation

The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the British Virgin Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the British Virgin Islands. No stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands). The British Virgin Islands is not party to any double tax treaties that are applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the British Virgin Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares or Class B Ordinary Shares will not be subject to taxation in the British Virgin Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares or Class B Ordinary Shares be subject to British Virgin Islands income or corporation tax.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Class A Ordinary Shares or Class B Ordinary Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive changes. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares or Class B Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares or Class B Ordinary Shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Class A Ordinary Shares; or

●	persons holding our Class A Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign, and other tax consequences to them of the purchase, ownership, and disposition of our Class A Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

PFIC

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our offerings will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash and any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating the UFG Entities as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with the UFG Entities, and as a result, we are treating the UFG Entities as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning the UFG Entities for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in our offerings. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our offerings. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in our offerings) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange, or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries and the VIEs, see “Item 3. Key Information—Our Corporate Structure—Corporate Structure.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Most of our business is conducted in the PRC, and most of our books and records are maintained in RMB. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of the PRC Stores’ assets and results of operations, when presented in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Class A Ordinary Shares offered in the U.S. are offered in U.S. dollars, and we need to convert the net proceeds we receive into RMB in order to use the funds for the PRC Stores’ business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for the PRC Stores’ business.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of December 31, 2022 and 2021, $2,747,940 and $3,647,342 of our cash was on deposit at financial institutions in the PRC, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of December 31, 2022 and 2021, $115,452 and $162,018 of our cash was on deposit at financial institutions in the U.S. which were insured by the Federal Deposit Insurance Corporation subject to certain limitations. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by our assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Interest Rate Risk

We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation and Supply Chain Impacts

As of the date of this annual report, the PRC Stores have not been materially impacted by inflation or supply chain disruptions as their raw material, electricity, and fuel prices and labor costs remain stable and the PRC Stores have been regularly introducing new products and adjusting the prices for their existing products.

Rising inflation, geopolitical conflicts, including the recent war in Ukraine, and the related supply chain disruptions have had a direct or indirect impact on the business and operations of the U.S. Stores.

The annual inflation rate in the U.S. has been over 6% since January 2022 and was 6.5% in December 2022. Increases in the inflation rate of prices of commodities that are inputs to the products and services of the U.S. Stores, such as agricultural and energy commodities, have led to higher raw material, fuel, freight, warehousing, and labor costs and operating expenses. If the disposable income of the customers of the U.S. Stores does not increase at a similar rate as inflation does, the U.S. Stores’ sales could suffer, which could materially and adversely affect their business and financial condition and cause the U.S. Stores to have additional working capital needs. However, the U.S. Stores cannot predict whether or how long the higher inflation rates will persist. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The operating entities’ inability to source raw materials or other inputs of an acceptable type or quality could adversely affect their results of operations.”

In addition, although the U.S. Stores do not have any operations outside of the U.S. nor any business relationships, connections to, or assets in, Russia, Belarus, or Ukraine, their business, financial condition, and results of operations have been, and could continue to be, indirectly and adversely affected by the ongoing military conflict between Russia and Ukraine. Such impact arises from: (i) volatility in the global supply of wheat, corn, barley, sunflower oil, and other agricultural commodities; (ii) higher food prices due to supply constraints and the general inflationary impact of the war; (iii) increases in energy prices globally, in particular for electricity and fossil fuels, such as crude oil and natural gas, and related transportation, freight, and warehousing costs; and (iv) disruptions to logistics and supply chains. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The PRC Stores and the U.S. Stores are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Their business, financial condition, and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.”

The impact of supply chains of the U.S. Stores from rising inflation and geopolitical tensions primarily consists of (i) higher purchase prices and fuel, freight, and warehousing costs for raw materials and other products, (ii) delays in the manufacturing, processing, and transportation of raw materials and other products; and (iii) logistics and operational disruptions. Future interruptions or friction in the supply chains of the U.S. Stores, as well as anticipation of interruptions or friction, may cause them to be unable to meet customer demand, retain extra inventory, and make operational plans with less precision. Each of these impacts, if the U.S. Stores are affected more than their competitors, could materially and adversely affect their business, adversely impact their prices and/or margins, and cause them to have additional working capital needs.

In 2022, to mitigate the increases in costs and expenses described above, the U.S. Stores implemented more stringent and accurate inventory management and upgraded their menus to introduce new products, such as the cocktail products, with higher prices and increase the prices of existing products. However, if the costs and expenses described above continue to increase, there can be assurance that the U.S. Stores can continue to increase prices to maintain their margins. Lower margins could adversely impact the profitability of the businesses of the U.S. Stores. If the amounts the U.S. Stores charge their customers increase at a rate that is either unaffordable to their customers or insufficient to compensate for the rise in their material costs and operational expenses, their business may be materially and adversely affected, their product margin may deteriorate, and they may have additional working capital needs. We do not believe that such mitigation efforts have introduced any other new material risks, including, but not limited to, those related to product quality or reliability or regulatory approval. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The inability of the PRC Stores and the U.S. Stores to pass on price increases for materials or other inputs to their customers could adversely affect our results of operations.” In order to mitigate the potential adverse impact of price increases on their financial condition and results of operations, the U.S. Stores plan to continue to improve their operating efficiency and further strengthen their bargaining power with their suppliers through the continued expansion of their store network.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. - D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-254909) for our initial public offering, which was declared effective by the SEC on March 29, 2023. In April 2023, we completed our initial public offering in which we issued and sold an aggregate of 3,390,000 Class A Ordinary Shares, at a price of $4.00 per share for $13.56 million. EF Hutton, division of Benchmark Investments, LLC was the representative of the underwriters of our initial public offering.

We incurred approximately $1,529,631 in expenses in connection with our initial public offering, which included approximately $944,200 in underwriting discounts, approximately $79,800 in expenses paid to or for underwriters, and approximately $505,631 in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the initial public offering were $12,030,369 after deducting underwriting discounts and the offering expenses payable by us. As of the date of this annual report, we have used approximately $1.1 million for opening new stores in the United States. We intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-254909).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022.

Based on that evaluation, our management has concluded that, due to the material weaknesses described below, as of December 31, 2022, our disclosure controls and procedures were not effective. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules, which led to a material weakness, and the inappropriate privileged access in Yonyou ERP system led to a material weakness in Information System General Controls. Our management has remediated the inappropriate privileged access and is currently in the process of evaluating the steps necessary to remediate the material weakness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Yong Du qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Yong Du satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Marcum Asia CPAs LLP, our independent registered public accounting firm since September 29, 2022, and Friedman LLP, our independent registered public accounting firm before September 29, 2022, for the periods indicated.

	For the Years Ended December 31,
	2022	2021	2020
Audit fees (1)	$300,000	$280,000	$230,000
Audit-Related fees (2)	9,000	6,900	10,000
Tax fees	—	—	—
All other fees	—	—	—
Total	$309,000	$286,900	$240,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2023.

(2)	Audit-related fees include the aggregate fees billed in each of the last two fiscal years for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our registration statement on Form F-1(File No. 333-254909), as amended, initially filed with the SEC on March 31, 2021. There have been no disagreements of the type required to be disclosed by Item 16F(b).

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Ordinary Shares and the Trading Market—Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Chanson International, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-254909) initially filed with the Securities and Exchange Commission on March 31, 2021)
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-254909) initially filed with the Securities and Exchange Commission on March 31, 2021)
2.2

Form of Underwriter’s Warrants (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)

2.3*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-254909) initially filed with the Securities and Exchange Commission on March 31, 2021)
4.2	English Translation of the Form of Exclusive Service Agreement between each UFG Operator and Xinjiang United Family, as currently in effect, and a schedule of all executed Exclusive Service Agreements adopting the same form (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)
4.3	English Translation of the Form of Operating Rights Proxy Agreement between each UFG Operator and Xinjiang United Family, as currently in effect, and a schedule of all executed Operating Rights Proxy Agreements adopting the same form (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)
4.4	English Translation of the Form of Pledge Agreement between each UFG Operator and Xinjiang United Family, as currently in effect, and a schedule of all executed Pledge Agreements adopting the same form (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)
4.5	English Translation of the Form of Call Option Agreement between each UFG Operator and Xinjiang United Family, as currently in effect, and a schedule of all executed Call Option Agreements adopting the same form (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)

4.6	English Translation of the Form of Spousal Consent granted by the spouse of each UFG Operator, as currently in effect, and a schedule of all executed Spousal Consents adopting the same form (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)
4.7	English Translation of Premises Use Agreement dated April 30, 2020, and Supplemental Agreement dated June 18, 2020, between Xinjiang United Family and Urumqi Plastic Surgery Hospital Co., Ltd. (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-254909) initially filed with the Securities and Exchange Commission on March 31, 2021)
4.8

English Translation of Lease Agreement dated June 30, 2021, between Xinjiang United Family and Xinjiang Chuangbo Park Development Co., Ltd. (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1/A No. 2 (File No. 333-254909) filed with the Securities and Exchange Commission on August 27, 2021)

4.9

Office Agreement dated July 28, 2021, between Chanson NY and Regus Management Group, LLC (incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1/A No. 2 (File No. 333-254909) filed with the Securities and Exchange Commission on August 27, 2021)

4.10	English Translation of Working Capital Loan Agreement dated December 23, 2022, between Xinjiang United Family and Huaxia Bank Co., Ltd. (incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1/A No. 8 (File No. 333-254909) filed with the Securities and Exchange Commission on February 6, 2023)
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-254909) initially filed with the Securities and Exchange Commission on March 31, 2021)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-254909) initially filed with the Securities and Exchange Commission on March 31, 2021)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Dentons Law Offices, LLP (Guangzhou)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Chanson International Holding

	By:	/s/ Gang Li
Gang Li
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: May 1, 2023

CHANSON INTERNATIONAL HOLDING

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Chanson International Holding

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Chanson International Holding and its subsidiaries (collectively, the “Company") as of December 31, 2022, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs llp

We have served as the Company’s auditor since 2019 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022)

New York, New York
May 1, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Chanson International Holding and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Chanson International Holding and Subsidiaries (collectively, the “Company”) as of December 31, 2021, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We served as the Company's auditor from 2019 to 2022.

New York, New York

September 2, 2022

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,915,470	$3,896,812
Accounts receivable	1,260,453	1,134,532
Inventories	693,506	526,862
Deferred offering costs	763,611	749,605
Prepaid expenses and other current assets	833,238	438,045
TOTAL CURRENT ASSETS	6,466,278	6,745,856

Operating lease right-of-use assets	13,921,825	11,644,192
Property and equipment, net	5,871,775	5,447,718
Long term security deposits	958,320	1,066,027
Long term prepaid expenses	110,988	92,301
TOTAL ASSETS	$27,329,186	$24,996,094

CURRENT LIABILITIES:
Short-term bank loans	$434,959	$1,559,314
Accounts payable	1,424,766	1,273,313
Due to a related party	1,798,605	721,921
Taxes payable	130,727	30,839
Deferred revenue	6,958,160	6,051,683
Operating lease liabilities, current	1,770,398	1,622,642
Other current liabilities	1,014,452	1,055,199
TOTAL CURRENT LIABILITIES	13,532,067	12,314,911

Operating lease liabilities, non-current	12,620,070	9,846,224
TOTAL LIABILITIES	26,152,137	22,161,135

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized; 9,000,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively:
Class A ordinary share, $0.001 par value, 44,000,000 shares authorized; 3,060,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively	3,060	3,060
Class B ordinary share, $0.001 par value, 6,000,000 shares authorized; 5,940,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively	5,940	5,940
Additional paid-in capital	869,400	869,400
Statutory reserve	447,231	447,231
Retained earnings (Accumulated deficit)	(183,842)	1,104,363
Accumulated other comprehensive income	35,260	404,965
TOTAL SHAREHOLDERS’ EQUITY	1,177,049	2,834,959

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$27,329,186	$24,996,094

The accompanying notes are an integral part of these consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2022	2021	2020

REVENUE	$13,272,075	$14,690,295	$10,313,512
COST OF REVENUE	7,169,404	7,759,872	5,164,178
GROSS PROFIT	6,102,671	6,930,423	5,149,334

OPERATING EXPENSES
Selling expenses	3,697,909	4,126,126	2,947,088
General and administrative expenses	3,842,787	3,249,181	2,230,893
Total operating expenses	7,540,696	7,375,307	5,177,981

LOSS FROM OPERATIONS	(1,438,025)	(444,884)	(28,647)

OTHER INCOME (EXPENSE)
Interest expense, net	(35,457)	(98,033)	(108,852)
Other income (expense), net	194,824	1,065,963	(11,946)
Total other income (expense), net	159,367	967,930	(120,798)

INCOME (LOSS) BEFORE INCOME TAX PROVISION	(1,278,658)	523,046	(149,445)

PROVISION FOR INCOME TAXES	9,547	16,277	14,584

NET INCOME (LOSS)	(1,288,205)	506,769	(164,029)
Foreign currency translation gain (loss)	(369,705)	88,952	132,207

TOTAL COMPREHENSIVE INCOME (LOSS)	$(1,657,910)	$595,721	$(31,822)

Earnings (loss) per ordinary share - basic and diluted	$(0.14)	$0.06	$(0.02)
Weighted average shares - basic and diluted*	9,000,000	9,000,000	9,000,000

*	Retrospectively restated for effect of 1,000-for-1 forward split and share issuances on March 27, 2021 (see Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares*						Retained	Accumulated
	Class A Shares	Amount	Class B Shares	Amount	Additional Paid-in Capital	Statutory Reserve	Earnings (Accumulated Deficit)	Other Comprehensive Income	Total Shareholders’ Equity

Balance, December 31, 2019	3,060,000	$3,060	5,940,000	$5,940	$869,400	$447,231	$761,623	$183,806	$2,271,060

Net loss	-	-	-	-	-	-	(164,029)	-	(164,029)
Foreign currency translation gain	-	-	-	-	-	-	-	132,207	132,207

Balance, December 31, 2020	3,060,000	$3,060	5,940,000	$5,940	$869,400	$447,231	$597,594	$316,013	$2,239,238

Net income	-	-	-	-	-	-	506,769	-	506,769
Foreign currency translation gain	-	-	-	-	-	-	-	88,952	88,952

Balance, December 31, 2021	3,060,000	$3,060	5,940,000	$5,940	$869,400	$447,231	$1,104,363	$404,965	$2,834,959

Net loss	-	-	-	-	-	-	(1,288,205)	-	(1,288,205)
Foreign currency translation loss	-	-	-	-	-	-	-	(369,705)	(369,705)

Balance, December 31, 2022	3,060,000	$3,060	5,940,000	$5,940	$869,400	$447,231	$(183,842)	$35,260	$1,177,049

*	Retrospectively restated for effect of 1,000-for-1 forward split and share issuances on March 27, 2021 (see Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net Income (Loss)	$(1,288,205)	$506,769	$(164,029)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of operating lease right-of-use assets	2,533,074	2,226,128	1,387,154
Depreciation	701,461	605,253	485,826
Gain on forgiveness of loan under Paycheck Protection Program	-	(502,298)	-
Loss from disposal of equipment	-	27,325	273
Changes in operating assets and liabilities:
Accounts receivable	(215,847)	(397,872)	(217,961)
Inventories	(206,264)	(46,384)	(94,227)
Prepaid expenses and other current assets	(430,717)	(175,630)	46,881
Long term security deposits	84,374	(236,020)	(222,806)
Long term prepaid expenses	(26,504)	38,476	55,347
Accounts payable	247,015	325,803	181,852
Taxes payable	103,212	(26,347)	(73,994)
Deferred revenue	1,411,004	1,252,776	964,663
Other current liabilities	(433,848)	98,362	27,689
Operating lease liabilities	(1,927,407)	(1,918,095)	(1,130,991)
Net cash provided by operating activities	551,348	1,778,246	1,245,677

Cash flows from investing activities:
Purchase of property and equipment	(860,034)	(2,038,054)	(574,333)
Proceeds from disposal of equipment	-	7,133	-
Payments made for loan to third party	-	(1,550,628)	-
Proceeds from loan to third party repayment	-	1,550,628	-
Net cash used in investing activities	(860,034)	(2,030,921)	(574,333)

Cash flows from financing activities:
Proceeds from short-term bank loans	445,831	1,903,563	2,175,000
Repayments of short-term bank loans	(1,474,129)	(2,683,814)	(2,168,388)
Proceeds from long-term bank loan	-	293,007	209,291
Advances received from (payments made to) a related party	1,076,717	572,712	(791,036)
Payments made for deferred offering costs	(38,490)	(263,708)	(274,246)
Net cash provided by (used in) financing activities	9,929	(178,240)	(849,379)

Effect of exchange rate fluctuation on cash and cash equivalents	(682,585)	206,659	413,812

Net increase (decrease) in cash and cash equivalents and restricted cash	(981,342)	(224,256)	235,777
Cash, cash equivalents and restricted cash, beginning of year	3,896,812	4,121,068	3,885,291
Cash, cash equivalents and restricted cash, end of year	$2,915,470	$3,896,812	$4,121,068

Reconciliation of cash, cash equivalents and restricted cash, beginning of year
Cash and cash equivalents	$3,896,812	$4,098,546	$3,874,288
Restricted cash	-	22,522	11,003
Cash, cash equivalents and restricted cash, end of year	$3,896,812	$4,121,068	$3,885,291

Reconciliation of cash, cash equivalents and restricted cash, end of year
Cash and cash equivalents	$2,915,470	$3,896,812	$4,098,546
Restricted cash	-	-	22,522
Cash, cash equivalents and restricted cash, end of year	$2,915,470	$3,896,812	$4,121,068

Supplemental cash flow information
Cash paid for income taxes	$5,282	$9,981	$103,160
Cash paid for interest	$37,277	$66,688	$113,848

Non-cash operating and investing activities
Payable for purchase of property and equipment	$463,556	$682,618	$7,283
Right of use assets obtained in exchange for operating lease liabilities	$5,160,825	$2,420,359	$4,687,623
PPP loan forgiveness	$-	$502,298	$-

The accompanying notes are an integral part of these consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Chanson International Holding (“Chanson International,” or the “Company”), formerly known as RON Holding Limited, was established under the laws of the Cayman Islands on July 26, 2019 as a holding company. Chanson International owns 100% of the equity interests of Deen Global Limited (“Deen Global”), a limited liability company incorporated under the laws of British Virgin Islands (“BVI”) on August 13, 2019. Deen Global owns 100% of the equity interests of Jenyd Holdings Limited (“Jenyd”), a business company incorporated in accordance with the laws and regulations of Hong Kong on September 13, 2019.

Chanson International, Deen Global, and Jenyd are currently not engaging in any active business operations and merely acting as holding companies.

Xinjiang United Family Trading Co., Ltd. (“Xinjiang United Family”), is a company incorporated on August 7, 2009 in the People’s Republic of China (the “PRC”), with a registered capital of RMB6 million (approximately $0.88 million). On September 27, 2020, the original shareholders of Xinjiang United Family signed a share transfer agreement and transferred their 100% ownership interest in Xinjiang United Family to Jenyd, and accordingly Xinjiang United Family became a wholly foreign-owned enterprise (“WFOE”) and a wholly-owned subsidiary of Jenyd.

Xinjiang United Family operates a bakery chain in China’s Xinjiang autonomous region under the brand name of “George●Chanson.” The chain currently consists of four directly-owned high-end bakery stores in the City of Urumqi and 29 bakery stores organized as individually-owned businesses known as the United Family Group (each a “UFG entity” and, collectively, the “UFG entities”) in Xinjiang region. The UFG entities are owned by the original shareholders of Xinjiang United Family but operated under a series of contractual agreements signed between the owners of these UFG entities and Xinjiang United Family.

On April 17, 2015, Xinjiang United Family incorporated a wholly-owned subsidiary, George Chanson (NY) Corp. (“Chanson NY”), in the State of New York, which owns and operates Chanson 23rd Street LLC (“Chanson 23rd Street”), a modern European-style café and eatery that specializes in the art of making French-style viennoiseries and pastries in the heart of Manhattan’s Flatiron District. On February 20, 2020, the Company’s Chairman, Mr. Gang Li, formed Chanson 355 Greenwich LLC (“Chanson Greenwich”), a New York limited liability company, and subsequently assigned his membership interests in Chanson Greenwich to Chanson NY on September 28, 2020. After the transfer, Chanson Greenwich became a wholly owned subsidiary of Chanson NY. Chanson Greenwich is another boutique café in Manhattan opened in December 2021. On April 21, 2021, Chanson NY formed a wholly owned subsidiary, Chanson Management LLC, a Delaware limited liability company. On August 5, 2021, Chanson NY formed a wholly owned subsidiary, Chanson 1293 3rd Ave LLC (“Chanson 3rd Ave”), a New York limited liability company. Chanson 3rd Ave is another boutique café opened in March 2023. On March 21, 2022, Chanson NY formed a wholly owned subsidiary, Chanson 2040 Broadway LLC (“Chanson Broadway”), a New York limited liability company.

Reorganization

In connection with its initial public offering, the Company has undertaken a reorganization of its legal structure (the “Reorganization”). The Reorganization involved the incorporation of Chanson International, Deen Global, and Jenyd, the entry into a Share Transfer Agreement to transfer the ownership interest in Xinjiang United Family from its original shareholders to Jenyd, and the signing of a series of contractual agreements between Xinjiang United Family and the owners of the UFG entities. After the Reorganization, Chanson International became the ultimate holding company of Xinjiang United Family and Xinjiang United Family became the primary beneficiary of the UFG entities through the VIE Agreements, as further discussed below.

Xinjiang United Family entered into a series of contractual arrangements with the owners of the 22 UFG entities on May 2, 2020, and with the owners of three newly established UFG entities in fiscal year 2020, five newly established UFG entities in fiscal year 2021, one newly established UFG entity in fiscal year 2022, and one newly established UFG entity in fiscal year 2023, respectively. Three of these UFG entities were closed in 2021. These agreements include Exclusive Service Agreements, Pledge Agreements, Call Option Agreements, Operating Rights Proxy and Powers of Attorney Agreements and Spousal Consents (collectively, the “VIE Agreements”). Pursuant to the above VIE Agreements, Xinjiang United Family has the exclusive right to provide the UFG entities with consulting services related to business operations including operational and management consulting services. The VIE Agreements obligate Xinjiang United Family to absorb all of the risk of loss from business activities of these UFG entities and entitle Xinjiang United Family to receive all of their residual returns. In essence, Xinjiang United Family has gained the power to direct activities of the UFG entities that most significantly impact their economic performance, and the right to receive benefits from the UFG entities that could potentially be significant to them. Therefore, the Company believes that Xinjiang United Family has a controlling financial interest in and is the primary beneficiary of the UFG entities and these UFG entities should be considered as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. Hereinafter, the four bakery stores directly owned by Xinjiang United Family and the UFG entities controlled through the VIE Agreements are collectively referred to as the “PRC Stores.”

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Reorganization (continued)

The Company, together with its wholly-owned subsidiaries are under common control by the same shareholders before and after the Reorganization and therefore the consolidation of the Company and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

After the Reorganization, the consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Chanson International	July 26, 2019	Cayman Islands	Parent, 100%	Investment holding

Deen Global	August 13, 2019	British Virgin Islands	100%	Investment holding

Jenyd	September 13, 2019	Hong Kong	100%	Investment holding

Xinjiang United Family	August 7, 2009	PRC	100%	Consultancy and information technology support; sells bakery products to customers

29 UFG entities	2012 to 2023	PRC	VIEs	Sells bakery products to customers

Chanson NY	April 17, 2015	New York	100%	Holding company. Consultancy and information technology support

Chanson 23rd Street	December 18, 2015	New York	100%	Eat-in services and bakery products and beverage products

Chanson Greenwich	February 20, 2020	New York	100%	Eat-in services and bakery products and beverage products

Chanson Management LLC	April 21, 2021	Delaware	100%	Consultancy and management support

Chanson 3rd Ave	August 5, 2021	New York	100%	Eat-in services and bakery products and beverage products

Chanson Broadway	March 21, 2022	New York	100%	Newly incorporated – not in operation yet

The VIE contractual arrangements

The UFG entities are controlled by the Company through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries.

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity, or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Xinjiang United Family is deemed to have a controlling financial interest in and be the primary beneficiary of the UFG entities because it has both of the following characteristics:

●	The power to direct activities at the UFG entities that most significantly impact such entities’ economic performance, and

●	The obligation to absorb losses of, and the right to receive benefits from, the UFG entities that could potentially be significant to such entities.

Pursuant to the contractual arrangements with the UFG entities, the UFG entities pay service fees equal to all of their net profit after tax payments to Xinjiang United Family. At the same time, Xinjiang United Family is obligated to absorb all of their losses. Such contractual arrangements are designed so that the operation of the UFG entities is for the benefit of Xinjiang United Family and, ultimately, the Company.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Reorganization (continued)

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the UFG entities and their respective owners are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce such contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and the UFG entities;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and the UFG entities;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and the UFG entities may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and the UFG entities to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from its public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its consulting services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate the UFG entities in its consolidated financial statements as it may lose the ability to direct activities of the UFG entities and receive economic benefits from the UFG entities. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company and its PRC subsidiary and the UFG entities. The financial position, operation, and cash flow of the UFG entities are material to total assets and liabilities presented on the consolidated balance sheets and revenue, expenses, and net income (loss) presented on the consolidated statements of operations and other comprehensive income (loss) as well as the cash flows from operating, investing, and financing activities presented on the consolidated statements of cash flows. The Company did not provide any financial support to the UFG entities for the years ended December 31, 2022, 2021, and 2020. The Company had no contractual obligation to provide financial support to the VIEs as of December 31, 2022. The amount of the recognized and unrecognized revenue-producing assets held by the VIEs was $1,626,516, including $422,226 of bakery production equipment, $75,555 of office equipment and furniture, and $1,128,735 of leasehold improvement, with the accumulated depreciation of $934,222, so net of these property, plant, and equipment was $692,294 as of December 31, 2022. The amount of the recognized and unrecognized revenue-producing assets held by the VIEs was $1,692,838, including $323,931 of bakery production equipment, $63,643 of office equipment and furniture, and $1,305,264 of leasehold improvement, with the accumulated depreciation of $762,803, so net of these property, plant, and equipment was $930,035 as of December 31, 2021. The following financial statement amounts and balances of the UFG entities were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2022	December 31, 2021
Current assets	$7,123,635	$6,574,394
Non-current assets	4,078,979	6,191,804
Total assets	$11,202,614	$12,766,198
Current liabilities	$5,858,647	$6,619,273
Non-current liabilities	1,448,744	2,362,218
Total liabilities	$7,307,391	$8,981,491

	For the Years Ended December 31,
	2022	2021	2020
Net revenue	$5,198,990	$8,251,610	$7,831,994
Net income	$829,557	$1,875,684	$1,288,630

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Initial Public Offering

On April 3, 2023, the Company closed its initial public offering (the “IPO”) of 3,390,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share. The Company’s Class A ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “CHSN” on March 30, 2023.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission and have been consistently applied. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries and the VIEs. All intercompany balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. Actual results could differ from those estimates.

Cash and cash equivalents

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains a significant amount of its bank accounts in the PRC. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Restricted cash

Restricted cash represents funds set aside and placed with the bank and serves as the security deposit which is not available to fund general liquidity needs of the Company.

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2022 and 2021, there was no allowance recorded as the Company considers all of the accounts receivable fully collectible.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company follows FASB ASC No. 842, Leases (“Topic 842”). The Company leases office spaces, bakery store facilities, employee dormitories, and a vehicle, which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of December 31, 2022 and 2021.

In response to the large volume of anticipated lease concessions to be granted related to the effects of the COVID-19 pandemic, and the resultant expected cost and complexity of applying the lease modification requirements in Topic 842, the FASB issued Staff Q&A—Topic 842 and Topic 840: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic in April 2020 as interpretive guidance to provide clarity in response to the crisis. The FASB staff indicated that it would be acceptable for entities to make an election to account for lease concessions related to the effects of the COVID-19 pandemic consistent with how they would be accounted for as though enforceable rights and obligations for those concessions existed in the original contract. Consequently, for such lease concessions, an entity will not need to reassess each existing contract to determine whether enforceable rights and obligations for concessions exist and an entity can elect to apply or not to apply the lease modification guidance in Topic 842 to those contracts. The election is available for concessions related to the effects of the COVID-19 pandemic that result in the total payments required by the modified contract being substantially the same as or less than total payments required by the original contract.

Due to the COVID-19 pandemic, the Company renegotiated the leases for some of its PRC stores and New York stores. Based on the nature of the agreements reached with the landlords, the Company has accounted for rent concessions as if they were part of the enforceable rights and obligations of the existing lease contracts and did not account for the concessions as lease modifications. As the date of this report, the Company has received a total of lease concessions amounting to $1,081,885, and among which, $341,396, $141,499, and $598,990 was received during the years ended December 31, 2022, 2021, and 2020, respectively. The Company accounted for the concession as negative variable lease payments with a corresponding reduction in the lease liability. The Company has continued to recognize lease expenses on a straight-line basis for its leases over the related lease terms.

Inventories

Inventories of the Company consist of ingredient materials, finished goods, packing materials, and other materials. Inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include the cost of ingredient materials, direct labor, and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company periodically evaluates inventories for their net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the years ended December 31, 2022, 2021, and 2020, no inventory reserve was recorded because no slow-moving, obsolete, or damaged inventory was identified.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Bakery production equipment	5-8 years
Office equipment and furniture	3-5 years
Transportation vehicles	5 years
Leasehold improvement	Lesser of useful life and lease term

Expenditures for repair and maintenance, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in other income or expenses.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2022 and 2021.

Revenue recognition

The Company follows ASC 606, Revenue from Contracts with Customers (“ASC 606”), for revenue recognition. ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized, as performance obligations are satisfied.

The Company currently generates its revenue through its bakery/café stores as well as through online sales. The Company recognizes revenue from bakery/café sales upon delivery of the related food and other products to the customer and fulfillment of all performance obligations. Revenue is recognized net of any discounts, sales incentives, sales taxes, and value added taxes that are collected from customers and remitted to tax authorities.

In the PRC Stores, the Company sells membership cards that do not have an expiration date and from which the Company does not deduct non-usage fees from outstanding card balances. Membership cards are reloadable and redeemable at any of the Company’s store locations. Amounts loaded into these cards are initially recorded as deferred revenue. When membership cards are redeemed at stores, the Company recognizes revenue and reduces the deferred revenue. While the Company continues to honor all membership cards presented for payments, management determines the likelihood of redemption to be remote for certain cards with long periods of inactivity (“breakage”), which is five years after the last usage, based upon the Company’s historical redemption patterns. Membership card breakage is recorded as revenue in the consolidated statements of operations and comprehensive income (loss). Membership card breakage was immaterial for the years ended December 31, 2022, 2021, and 2020.

In the PRC Stores, the Company maintains a customer loyalty program in which customers earn free cash vouchers when purchasing or reloading membership cards at certain amount. These cash vouchers typically do not expire, except for certain vouchers given out at special occasions, which usually state an expiration date and can only be exchanged for certain seasonal products or specialty cakes. The Company establishes corresponding liabilities in deferred revenue for the membership cards and the free cash vouchers upon issuance. The Company allocates the consideration received proportionately between the membership cards and cash vouchers based on their face values. Revenue is recognized at the allocated amount upon redemption of membership cards and cash vouchers, at which point, the Company delivers products to customers and reduces the deferred revenue. Unredeemed cash vouchers will be recognized as revenue upon their expiration dates, if any, or five years after their issuance if there are no stated expiration dates, when management determines the likelihood of redemption to be remote.

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. The Company did not have contract assets as of December 31, 2022 and 2021. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $6,958,160 and $6,051,683 as of December 31, 2022 and 2021, respectively, consist primarily of customer payments for the membership cards and the fair value of the cash vouchers under the Company’s customer loyalty programs. These amounts represent the Company’s unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the years ended December 31, 2022, 2021, and 2020 that was included in the opening deferred revenue was $4,920,442, $4,823,134, and $2,936,748, respectively. As of December 31, 2022, the aggregate amount of unredeemed membership cards and cash vouchers was $6,958,160. The Company will recognize revenue when customers redeem the membership cards or cash vouchers in store purchases. Based on the Company’s historical experience, a significant portion of the redemption is expected to occur during the first two years after December 31, 2022 and the remaining between the third and fifth year.

Disaggregation of revenue

The Company disaggregates its revenue by geographic areas, as the Company believes it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the years ended December 31, 2022, 2021, and 2020 is disclosed in Note 14 of the consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, short-term bank loans, accounts payable, due to a related party, taxes payable, operating lease liabilities, current and other current liabilities, approximates the fair value of the respective assets and liabilities as of December 31, 2022 and 2021 based upon the short-term nature of the assets and liabilities. The fair value of longer-term operating lease liabilities approximates their recorded values as their stated interest rates approximate the rates currently available.

Foreign currency translation

The functional currency of the Company’s PRC subsidiary and the UFG entities is the Chinese Yuan (“RMB”) and the functional currency of the Company’s U.S. subsidiaries is the U.S. Dollars (“US$”). RMB amounts in the Company’s consolidated financial statements have been translated into the reporting currency US$. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2022	December 31, 2021	December 31, 2020
Year-end spot rate	US$1=RMB6.8972	US$1=RMB6.3614	US$1=RMB6.5326
Average rate	US$1=RMB6.7290	US$1=RMB6.4490	US$1=RMB6.9020

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes were incurred during the years ended December 31, 2022, 2021, and 2020. The Company does not believe there was any uncertain tax provision at December 31, 2022 and 2021.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

The Company’s operating subsidiary in China is subject to the income tax laws of the PRC. The Company’s operating subsidiary in United States is subject to the tax law of the United States. As of December 31, 2022, the tax years ended December 31, 2018 through December 31, 2022 for the Company’s PRC subsidiary remain open for statutory examination by PRC tax authorities, and the tax years ended December 31, 2020 through December 31, 2022 for the Company’s United States subsidiary remain open for statutory examination by U.S. tax authorities.

Value added tax (“VAT”)

The Company’s subsidiary Xinjiang United Family and its three branch offices are general tax payers. The applicable VAT rate is 13% based on the Chinese tax law. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The UFG entities were formed as individually-owned businesses, which are generally subject to a lower VAT rate of 3% and the local PRC tax authority has the jurisdiction to assess and determine their VAT obligation or exemption on a case-by-case basis. Before April 1, 2021, 16 of the UFG entities were exempted from paying VAT while nine of these UFG entities were subject to VAT rate of 3% as determined by the local tax authority. From April 1, 2021 to December 31, 2022, based on the new tax regulation, individually-owned businesses whose monthly deemed Taxable Net Income (“TNI”) is less than RMB150,000 are exempted from paying VAT. All but one of the UFG entities are currently exempted from paying VAT, since the deemed TNI of each of these UFG entities is currently less than RMB150,000. Their VAT eligibility is subject to periodical reassessment, and they may lose or regain the exemption status as determined by the tax authorities on a case-by-case basis.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2022 and 2021, there were no dilutive shares.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain (loss) resulting from the translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss).

Risks and uncertainties

Political and economic risk

The operations of the Company are located in the PRC and United States. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC and United States, as well as by the general state of the PRC and United States economy. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in the PRC and United States. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Foreign currency exchange risk

A majority of the Company’s revenue and expense transactions are denominated in RMB and most of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and uncertainties (continued)

Credit risk

As of December 31, 2022 and 2021, $2,747,940 and $3,647,342 of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of December 31, 2022 and 2021, $115,452 and $162,018 of the Company’s cash was on deposit at financial institutions in the U.S. which were insured by the Federal Deposit Insurance Corporation subject to certain limitations. The Company has not experienced any losses in such accounts.

For the years ended December 31, 2022, 2021, and 2020, the Company’s substantial assets were located in the PRC and the U.S. and the Company’s substantial revenue was derived from its subsidiaries and the UFG entities located in the PRC and the U.S.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Concentrations

No single customer accounted for more than 10% of the Company’s revenue for the years ended December 31, 2022, 2021, and 2020.

As of December 31, 2022, one customer accounted for 11.7% of the Company’s total accounts receivable balance. As of December 31, 2021, one customer accounted for 11.6% of the Company’s total accounts receivable balance.

For the year ended December 31, 2022, no supplier accounted for more than 10% of the Company’s total purchases. For the years ended December 31, 2021 and 2020, one supplier accounted for 14.7% and 21.5% of the Company’s total purchases, respectively.

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses,” which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11, and ASU 2020-02 to provide additional guidance on the credit losses standard. The new effective date for SEC filers that are eligible to be smaller reporting companies under the SEC’s definition, as well as private companies and not-for-profit entities is for annual and interim periods in fiscal years beginning after December 15, 2022. Adoption of the ASUs is on a modified retrospective basis. The Company adopted ASU 2016-13 on January 1, 2023, and the adoption of this ASU did not have a material impact on its consolidated financial statements.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that will have material impact on the Company’s consolidated financial position, statements of operations, and cash flows.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — LIQUIDITY

As reflected in the consolidated financial statements, the Company had a net loss of $1.3 million for the year ended December 31, 2022 as compared to net income of $0.5 million for the year ended December 31, 2021. The Company’s cash provided by operating activities was $0.6 million for the year ended December 31, 2022 as compared to cash provided by operating activities of $1.8 million for last year. Total cash and cash equivalents decreased by $981,342 and $201,734 for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, negative working capital was approximately $7.1 million, including deferred revenue of approximately $7.0 million, which was reported as current liability, but will not require cash payment in the future. Management expects to spend about $2.8 million when the Company produces and sells the products and realizes the deferred revenue. In early December 2022, China announced a nationwide loosening of its zero-COVID policy, and the country faced a wave in infections after the lifting of these restrictions. Although, the spread of the COVID-19 appeared to be under control currently, a resurgence of the COVID-19 outbreak may again give rise to economic downturns and other significant changes in regional and global economic conditions, and negatively affect the Company’s ability to execute the sales contract, fulfil customer orders, and collect customer payments timely. As a result, there is a possibility that the Company’s revenue and cash flows may underperform in the next 12 months.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments. As of December 31, 2022, the Company only had cash of approximately $2.9 million. Due to the impact from a resurgence of the COVID-19 pandemic in August 2022 in Xinjiang (the “2022 Outbreak”), which resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, the operations of the PRC Stores and the production of the PRC Stores’ central factory were affected starting from August 10, 2022 and all of the PRC Stores and the central factory were closed between October 5, 2022 and November 30, 2022, the Company only managed to generate limited online sales and group sales in PRC. As a result, the Company’s revenue was negatively impacted and decreased by 9.7% in fiscal year 2022 as compared to fiscal year 2021, and the Company also incurred a net loss of approximately $1.3 million in fiscal year 2022. However, all of the PRC stores resumed their normal business activities on December 10, 2022 and have fully recovered from the 2022 Outbreak as of the date of this report. The Company opened one store in PRC and one store in the U.S. in March 2023, and another store is expected to be open in the U.S. in May 2023, and the Company expects to open another four stores in PRC and six stores in the U.S. later in fiscal year 2023. In addition, the Company will further implement initiatives to control costs and improve its operating efficiency in fiscal year 2023. Therefore, revenue and net income are expected to increase significantly in fiscal year 2023 as compared to fiscal year 2022. On April 3, 2023, the Company closed its IPO of 3,390,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for total gross proceeds of $13.6 million before deducting underwriting discounts and other related expenses. Net proceeds of the Company’s IPO were approximately $12.0 million. Furthermore, the Company’s controlling shareholder, Mr. Gang Li, has made pledges to provide continuous financial support to the Company for at least 12 months from the issuance of the consolidated financial statements.

Currently, the Company is working to improve its liquidity and capital sources primarily through cash flows from operation, debt financing, financial support from its principal shareholder, and the proceeds the Company received from the IPO. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors when necessary. Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date the consolidated financial statements are issued.

NOTE 4 — ACCOUNTS RECEIVABLE, NET

The Company’s accounts receivable primarily include balance generated from selling bakery products to local corporate customers, billed but has not been collected as of the balance sheet dates. Accounts receivable consisted of the following:

	December 31, 2022	December 31, 2021
Accounts receivable	$1,260,453	$1,134,532
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$1,260,453	$1,134,532

As of the date of the consolidated financial statements, approximately 44%, or $0.6 million, of the December 31, 2022 balance has been subsequently collected. The remaining balance of approximately $0.7 million is expected to be collected before December 31, 2023.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	December 31, 2022	December 31, 2021
Advance to suppliers (1)	$512,900	$70,228
Prepaid expenses (2)	217,064	257,479
Other receivables (3)	103,274	110,338
Less: allowance for doubtful accounts	-	-
Prepaid expenses and other current assets, net	$833,238	$438,045

(1)	Advance to suppliers primarily consists of advance payments paid to suppliers for purchases of raw materials for bakery products.

(2)	Prepaid expenses primarily represent prepaid rental expenses and other miscellaneous expenses for the Company’s bakery stores.

(3)	Other receivables are mainly business advances to officers and staff for business travel and sundry expenses.

NOTE 6 — INVENTORIES

Inventories consisted of the following:

	December 31, 2022	December 31, 2021
Ingredient materials	$540,689	$418,247
Package and other materials	60,904	38,959
Finished goods	91,913	69,656
Total inventories	$693,506	$526,862

NOTE 7 — LEASES

The Company leases office spaces, bakery store facilities, employee dormitories and a vehicle under non-cancelable operating leases, with terms ranging from 1 to 15 years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of ROU assets and lease liabilities. Lease expenses are recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discounts lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	December 31, 2022	December 31, 2021
ROU lease assets	$13,921,825	$11,644,192

Operating lease liabilities – current	$1,770,398	$1,622,642
Operating lease liabilities – non-current	12,620,070	9,846,224
Total operating lease liabilities	$14,390,468	$11,468,866

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — LEASES (continued)

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	8.53	7.22
Weighted average discount rate *	4.35%	4.87%

*	The Company used incremental borrowing rate of 6.98% for its lease contracts entered prior to fiscal year 2022 in the PRC, and for lease contracts entered in fiscal year 2022, the Company used new incremental borrowing rate of 3.95%. The Company used incremental borrowing rate 3.75% for its lease contracts in the United States.

During the years ended December 31, 2022, 2021, and 2020, the Company incurred total operating lease expenses of $2,333,412, $2,636,019, and $1,749,258, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2022:

2023	$2,433,761
2024	2,151,340
2025	1,924,110
2026	1,793,273
2027	1,761,804
Thereafter	7,478,878
Total lease payments	17,543,166
Less: imputed interest	(3,152,698)
Present value of lease liabilities	$14,390,468

NOTE 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	December 31, 2022	December 31, 2021
Bakery production equipment	$1,618,358	$1,333,182
Automobiles	85,149	65,471
Office equipment and furniture	596,579	509,426
Leasehold improvements	6,289,217	4,307,500
Construction in progress*	-	1,337,565
Subtotal	8,589,303	7,553,144
Less: accumulated depreciation	(2,717,528)	(2,105,426)
Property and equipment, net	$5,871,775	$5,447,718

*	The Company constructed a new central factory in Urumqi, Xinjiang, to expand the production capacity of its PRC Stores. The investment budget for the new central factory is approximately RMB18.1 million (approximately $2.6 million) after VAT deduction. The construction has two stages. The first stage includes: 1) construction and renovation that cost approximately RMB13.1 million (approximately $1.9 million); 2) installation of production equipment of approximately RMB1.4 million (approximately $0.2 million); and 3) miscellaneous projects of approximately RMB1.1 million (approximately $0.1 million). The first stage of the construction was completed in June 2022, and the Company started production in the new central factory in August 2022. The second stage is expected to start in the second half of 2023, and includes construction of two new production lines of approximately RMB2.5 million (approximately $0.4 million).

Depreciation expenses were $701,461, $605,253, and $485,826 for the years ended December 31, 2022, 2021, and 2020, respectively.

In connection with the Company’s RMB10 million short-term loans from Huaxia Bank as of December 31, 2021, the Company pledged its property and equipment with net book values of $319,832 as collateral for these loans (see Note 9).

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — SHORT-TERM BANK LOANS

On May 31, 2021, Xinjiang United Family entered into a loan agreement with Huaxia Bank to borrow RMB10.0 million ($1,559,314) as working capital for a year, with a maturity date of May 31, 2022. The loan bore a fixed interest rate of 5.54%. The loan was repaid in full upon maturity. The loan was guaranteed by Ms. Baolin Wang, the legal representative of Xinjiang United Family, and XJ Financing Guaranty. In order for XJ Financing Guaranty to endorse the guarantee with the bank, the Company’s controlling shareholder Mr. Gang Li and his wife, Ms. Ying Xiong, jointly signed a personal guarantee agreement with XJ Financing Guaranty and pledged their residential property as collateral to XJ Financing Guaranty. In addition, Xinjiang United Family pledged all its equipment in the PRC as collateral to XJ Financing Guaranty. Three affiliated entities controlled by Mr. Gang Li also signed guarantee agreements with XJ Financing Guaranty.

On December 23, 2022, Xinjiang United Family entered into a new loan agreement with Huaxia Bank to borrow RMB3.0 million ($434,959) as working capital for a year, with a maturity date of December 23, 2023. The loan bore a fixed interest rate of 3.95%. The loan is guaranteed by Ms. Baolin Wang, the legal representative of Xinjiang United Family, and Urumqi Plastic Surgery Hospital Co., Ltd., a related party that is controlled by the Chairman of the Company.

The Company incurred interest expenses of $37,277, $98,033, and $108,852 for the years ended December 31, 2022, 2021, and 2020, respectively.

NOTE 10 — RELATED PARTY TRANSACTIONS

a.	Due to a related party

As of December 31, 2022, due to a related party of $1,798,605 primarily represented advances provided by Mr. Gang Li, Chairman of the Company, to fund the Company’s operations. These payables were unsecured, non-interest bearing, and due on demand. All expenses and liabilities were paid by Mr. Gang Li on behalf of the Company, and recorded in the Company’s consolidated financial statements in a timely manner. The outstanding amount is expected to be repaid before June 30, 2023.

b.	Other related party transactions

Several related parties provided guarantees in connection with the Company’s loans borrowed from Huaxia Bank (see Note 9).

NOTE 11 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

British Virgin Islands

Deen Global is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Hong Kong

Jenyd is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, Jenyd did not generate any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2022, 2021, and 2020, and accordingly no provision for Hong Kong profits tax was made in these periods.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — TAXES (continued)

(a)	Corporate Income Taxes (“CIT”) (continued)

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis. The Company’s subsidiary Xinjiang United Family and its three branch offices are incorporated in the PRC. During the years ended December 31, 2022, 2021, and 2020, Xinjiang United Family and all its three branch offices qualified as small-scaled minimal profit enterprises. Based on the EIT Law of PRC, and according to the Announcement on Issues Related to the Implementation of Inclusive Income Tax Reduction and Exemption Policy for Small and Low Profit Enterprises issued by the State Administration of Taxation on January 18, 2019, from January 1, 2019 to December 31, 2021, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the portion between RMB1 million and RMB3 million is subject to a reduced rate of 10%. Furthermore, according to the Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise and Individually-Owned Businesses on April 2, 2021, the portion of its taxable income not more than RMB1 million is further reduced to 2.5% during the period from January 1, 2021 to December 31, 2022 and the portion between RMB1 million and RMB3 million remained at a reduced rate of 10%.

The UFG entities are individually-owned businesses, which are not subject to the EIT Law of the PRC, but the Individual Income Tax. The Measures for Individual Income Tax Calculation of Individual Industrial and Commercial Households, or the “Measures,” were adopted by the State Administration of Taxation on December 19, 2014 and promulgated on December 27, 2014, and amended on June 15, 2018. According to Article 7 of the Measures, for the income from production and operation of individually-owned businesses, the amount of taxable income shall be the balance of the total income of each tax year after deducting costs, expenses, taxes, losses and other expenditures, and allowable compensation for losses in previous years. Income tax for an individually-owned business can generally be assessed on an actual basis or a deemed basis, which the UFG entities apply. Therefore, income tax for the UFG entities is levied as a fixed-rate income tax at 1% of TNI as assessed by the local tax authority. According to Announcement No. 12 [2021] of the State Taxation Administration, the tax rate is reduced by half to 0.5% during the period from January 1, 2021 to December 31, 2022. For the year ended December 31, 2022, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. For the year ended December 31, 2021, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB25,000 to RMB180,000 per month. For the year ended December 31, 2020, 11 of these UFG entities were subject to income tax assessed at 1% of TNI that ranged from RMB33,000 to RMB120,000 per month. The rest of these UFG entities were exempted from paying income tax. During the years ended December 31, 2022, 2021, and 2020, the total tax exemption of the UFG entities were $15,711, $15,001, and $3,480, respectively. As of December 31, 2022, the tax years ended December 31, 2018 through December 31, 2022 for the Company’s UFG entities remain open for statutory examination by PRC tax authorities. In addition, the TNI and tax rate of the Company’s UFG entities are subject to periodical reassessment by the local tax authority. If the local tax authority determined that income tax for the UFG entities should be levied at a higher TNI or higher tax rate, the Company would be obligated to pay additional income tax for the UFG entities. Along with the continuing growth of business, the Company expects that the tax rates of these UFG entities are likely to increase in the future in the annual assessment based on the past performance.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — TAXES (continued)

(a)	Corporate Income Taxes (“CIT”) (continued)

United States

The Company’s subsidiaries in the U.S. are subject to a U.S. federal corporate income tax rate of 21%.

The components of the income tax provision were as follows:

For the Years Ended December 31,
	2022	2021	2020
Current tax provision
Cayman Islands	$-	$-	$-
BVI	-	-	-
Hong Kong	-	-	-
PRC	9,547	16,277	14,584
United States	-	-	-
	$9,547	$16,277	$14,584
Deferred tax provision
Cayman Islands	$-	$-	$-
BVI	-	-	-
Hong Kong	-	-	-
PRC	-	-	-
United States	-	-	-
	-	-	-
Income tax provisions	$9,547	$16,277	$14,584

The Company’s deferred tax assets, net were comprised of the following:

	December 31, 2022	December 31, 2021
Net operating loss	$2,500,664	$1,802,625
Total deferred tax assets	2,500,664	1,802,625
Valuation allowance	(2,500,664)	(1,802,625)
Deferred tax assets, net	$-	$-

The Company’s operations in the U.S. incurred a cumulative net operating loss (“NOL”) which may reduce future federal taxable income. As of December 31, 2021, the cumulative NOL was $9,695,396. During the year ended December 31, 2022, the U.S. operations incurred an additional NOL of $2,212,526, resulting in a cumulative NOL of $11,907,922 as of December 31, 2022, among which approximately $2,882,465 will expire in 2037 and the remaining balance is carried forward indefinitely.

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not its deferred tax assets could not be realized due to uncertainty on future earnings in the U.S. operations. The Company provided a 100% allowance for its deferred tax assets as of December 31,2022 and 2021, respectively.

Income / (loss) before provision for income taxes is attributable to the following geographic locations for the years ended December 31:

	For the Years Ended December 31,
	2022	2021	2020
PRC	$933,868	$2,044,086	$1,491,960
US	(2,212,526)	(1,521,040)	(1,641,405)
Total Income (Loss) before Income Taxes	$(1,278,658)	$(523,046)	$149,445

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — TAXES (continued)

(a)	Corporate Income Taxes (“CIT”) (continued)

Reconciliation of the differences between the income tax provision computed based on PRC statutory income tax rate and the Company’s actual income tax provision for the years ended December 31, 2022, 2021, and 2020 are as follows:

	For the Years Ended December 31,
	2022	2021	2020
Income tax expense (benefit) computed based on PRC statutory rate	$(319,664)	$130,761	$(37,361)
Favorable tax rate and tax exemption impact in PRC entities (a)	(223,920)	(494,744)	(358,406)
Effect of rate differential for U.S. subsidiaries	88,501	60,842	65,656
Change in valuation allowance	464,630	319,418	344,695
Actual income tax provision	$9,547	$16,277	$14,584

(a)	During the years ended December 31, 2022 and 2021, the Company’s subsidiary, Xinjiang United Family, and its three branch offices, were subject to a favorable tax rate of 2.5%. During the year ended December 31, 2020, the Company’s subsidiary, Xinjiang United Family, and its three branch offices, were subject to a favorable tax rate of 5.0%. For the year ended December 31, 2022, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. For the year ended December 31, 2021, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB25,000 to RMB180,000 per month. During the year ended December 31, 2020, 11 of the UFG entities were subject to income tax assessed at 1% of TNI ranging from RMB33,000 to RMB120,000 per month. The rest of the UFG entities were exempted from paying income tax. For the years ended December 31, 2022, 2021, and 2020, the tax saving as the result of the favorable tax rates and tax exemption amounted to $223,920, $494,744, and $358,406, respectively, and per share effect of the favorable tax rate and tax exemption was $0.02, $0.05, and $0.04, respectively.

(b)	Taxes payable

Taxes payable consisted of the following:

	December 31, 2022	December 31, 2021
Income tax payable (recoverable)	$(3,404)	$1,463
Value added tax payable	93,924	4,850
Other taxes payable	40,207	24,526
Total taxes payable	$130,727	$30,839

NOTE 12 – SHAREHOLDERS’ EQUITY

Ordinary shares

Chanson International was established under the laws of the Cayman Islands on July 26, 2019. The authorized number of ordinary shares was 50,000 shares with par value of $1 per share and 100 ordinary shares were issued, prior to the 1,000-for-1 forward split and the share issuances described below. The issuance of these 100 ordinary shares, and the 1,000-for-1 forward split and the share issuances are considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

On March 27, 2021, the Company’s shareholders and board of directors approved (i) a forward split of the Company’s ordinary shares at a ratio of 1,000-for-1 share to increase the authorized ordinary shares from 50,000 shares to 50,000,000 shares and subdivide the 100 ordinary shares of a par value of $1 then outstanding into 100,000 ordinary shares of a par value of $0.001 (the “1,000-for-1 forward split”); (ii) the creation of Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a vote of all shareholders, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 10 votes per one Class B Ordinary Share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis; and (iii) issuances of Class A Ordinary Shares and Class B Ordinary Shares to the existing shareholders, to increase the number of total ordinary shares issued and outstanding prior to the completion of this offering from 100,000 to 9,000,000 (the “share issuances”). The Company believes the 1,000-for-1 forward split and the share issuances should be considered as a part of the Reorganization of the Company and accounted for on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company had 44,000,000 authorized Class A Ordinary Shares of a par value of $0.001, of which 3,060,000 Class A Ordinary Shares were issued and outstanding as of December 31, 2022 and 2021, and the Company had 6,000,000 authorized Class B Ordinary Shares of a par value of $0.001, of which 5,940,000 Class B Ordinary Shares were issued and outstanding as of December 31, 2022 and 2021. In total, the Company had 50,000,000 authorized ordinary shares of a par value of $0.001, of which 9,000,000 were issued and outstanding as of December 31, 2022 and 2021.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – SHAREHOLDERS’ EQUITY (continued)

Statutory Reserve

The Company’s PRC subsidiary is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends. As of December 31, 2022 and 2021, the balance of the statutory reserves was $447,231 and $447,231, respectively, which is equal to 50% of the entity’s registered capital.

Restricted net assets

The Company’s PRC subsidiary and the UFG entities are restricted in their ability to transfer a portion of their net assets, equivalent to their statutory reserves and their share capital to the Company in the form of loans, advances, or cash dividends. The payment of dividends by entities organized in China is subject to limitations, procedures, and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. As of December 31, 2022 and 2021, the total restricted net assets amounted to $1,325,631 and $1,325,631, respectively.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of December 31, 2022 and 2021, there were no legal claims and litigation against the Company.

NOTE 14 – SEGMENT REPORTING

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the “CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operation results by locations. Based on management’s assessment, the Company has determined that it has two operating segments, China and the United States.

The following table presents the segment information for the years ended December 31, 2022, 2021, and 2020, respectively:

	For the Year Ended December 31, 2022
	China	United States	Total
Revenue	$9,491,208	$3,780,867	$13,272,075
Cost of revenue	5,080,616	2,088,788	7,169,404
Gross profit	$4,410,592	$1,692,079	$6,102,671
Net income (loss)	$924,321	$(2,212,526)	$(1,288,205)
Interest expense	$(35,457)	$-	$(35,457)
Provision for income tax	$9,547	$-	$9,547
Depreciation and amortization	$385,736	$315,725	$701,461
Capital expenditures	$671,965	$188,069	$860,034

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – SEGMENT REPORTING (continued)

	For the Year Ended December 31, 2021
	China	United States	Total
Revenue	$12,796,089	$1,894,206	$14,690,295
Cost of revenue	6,582,462	1,177,410	7,759,872
Gross profit	$6,213,627	$716,796	$6,930,423
Net income (loss)	$2,027,809	$(1,521,040)	$506,769
Interest expense	$(98,033)	$-	$(98,033)
Provision for income tax	$16,277	$-	$16,277
Depreciation and amortization	$317,702	$287,551	$605,253
Capital expenditures	$1,096,051	$942,003	$2,038,054

	For the Year Ended December 31, 2020
	China	United States	Total
Revenue	$8,973,742	$1,339,770	$10,313,512
Cost of revenue	4,410,288	753,890	5,164,178
Gross profit	$4,563,454	$585,880	$5,149,334
Net income (loss)	$1,477,377	$(1,641,406)	$(164,029)
Interest expense	$(108,852)	$-	$(108,852)
Provision for income tax	$14,584	$-	$14,584
Depreciation and amortization	$276,981	$208,845	$485,826
Capital expenditures	$262,284	$312,049	$574,333

	December 31, 2022	December 31, 2021
Total assets:
China	$11,704,732	$12,625,783
United Stated	15,624,454	12,370,311
Total assets	$27,329,186	$24,996,094

Total liabilities:
China	$12,102,414	$13,163,745
United Stated	14,049,723	8,997,390
Total liabilities	$26,152,137	$22,161,135

NOTE 15 – SUBSEQUENT EVENTS

On April 3, 2023, the Company closed its IPO of 3,390,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for total gross proceeds of $13.6 million before deducting underwriting discounts and other related expenses. Net proceeds of the Company’s IPO were approximately $12.0 million. In addition, the Company has granted the Representative a 45-day option to purchase up to an additional 508,500 Class A ordinary shares at the public offering price after the closing of this IPO, less underwriting discounts. The Company’s Class A ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “CHSN” on March 30, 2023.

The Company evaluated the subsequent events through May 1, 2023, which is the date of the issuance of these consolidated financial statements, and concluded that there are no additional subsequent events except disclosed above that would have required adjustment or disclosure in the consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rules 12-04(a), 5-04(c), and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirements and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and the UFG entities exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and VIEs shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and VIEs in the form of loans, advances, or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and the respective profit or loss as “Equity in earnings of subsidiaries and VIEs” on the condensed statements of operations and comprehensive income (loss).

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of December 31, 2022 and 2021, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

CHANSON INTERNATIONAL HOLDING

PARENT COMPANY BALANCE SHEETS

	December 31, 2022	December 31, 2021

ASSETS
Current assets
Intercompany receivable	$9,000	$9,000
Total current assets	9,000	9,000

Non-current assets
Loss from investment in subsidiaries	$(5,634,277)	$(4,346,072)

Total assets	$(5,625,277)	$(4,337,072)

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ DEFICIT
Ordinary shares, $0.001 par value, 50,000,000 shares authorized; 9,000,000 shares issued and outstanding as of December 31, 2022 and 2021:
Class A ordinary share, $0.001 par value, 44,000,000 shares authorized; 3,060,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively	3,060	3,060
Class B ordinary share, $0.001 par value, 6,000,000 shares authorized; 5,940,000 shares issued and outstanding as of December 31, 2022 and 2021	5,940	5,940
Additional paid-in capital	-	-
Accumulated deficit	(5,634,277)	$(4,346,072)
Accumulated other comprehensive income	-	-
Total shareholders’ deficit	(5,625,277)	$(4,337,072)

Total liabilities and shareholders’ deficit	$(5,625,277)	$(4,337,072)

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

CHANSON INTERNATIONAL HOLDING

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2022	2021	2020

EQUITY IN EARNINGS (LOSS) OF SUBSIDIARIES AND VIES	$(1,288,205)	$506,769	$(447,151)

NET INCOME (LOSS)	(1,288,205)	506,769	(447,151)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	-	-	-
COMPREHENSIVE INCOME (LOSS)	$(1,288,205)	$506,769	$(447,151)

CHANSON INTERNATIONAL HOLDING

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(1,288,205)	$506,769	$(447,151)
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings (loss) of subsidiaries and VIEs	1,288,205	(506,769)	447,151
Net cash used in operating activities	-	-	-

CHANGES IN CASH	-	-	-

CASH, beginning of year	-	-	-

CASH, end of year	$-	$-	$-