Form 20-F
period 2023-12-31
Chanson International Holding
filed 2024-04-30
CIK 1825349

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

An aggregate of 6,485,319 Class A ordinary shares, par value $0.001 per share, and 5,940,000 Class B ordinary shares, par value $0.001 per share, as of December 31, 2023.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“Chanson 23rd Street” are to Chanson 23rd Street LLC, a New York limited liability company, which is wholly owned by Chanson NY (as defined below);

●	“Chanson 3rd Ave” are to Chanson 1293 3rd Ave LLC, a New York limited liability company, which is wholly owned by Chanson NY;

●	“Chanson Broadway” are to Chanson 2040 Broadway LLC, a New York limited liability company, which is wholly owned by Chanson NY;

●	“Chanson Greenwich” are to Chanson 355 Greenwich LLC, a New York limited liability company, which is wholly owned by Chanson NY;

●	“Chanson International,” “we,” “us,” “our Company,” or the “Company” are to Chanson International Holding, an exempted company with limited liability incorporated and registered under the laws of Cayman Islands;

●	“Chanson NY” are to George Chanson (NY) Corp., a New York corporation, which is wholly owned by Xinjiang United Family (as defined below);

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Class A Ordinary Shares” are to Class A ordinary shares of Chanson International, par value $0.001 per share;

●	“Class B Ordinary Shares” are to Class B ordinary shares of Chanson International, par value $0.001 per share;

●	“Deen Global” are to our wholly owned subsidiary, Deen Global Limited, a British Virgin Islands company;

●	“Jenyd” are to Deen Global’s wholly owned subsidiary, Jenyd Holdings Limited, a Hong Kong corporation;

●	“ordinary shares” or “Ordinary Shares” are to Class A Ordinary Shares and Class B Ordinary Shares, collectively;

●	“the operating entities” are to Xinjiang United Family and its branch offices, the VIEs, and the U.S. Stores (as defined below);

●	the “PRC Stores” are to a bakery chain consisting of 37 stores operated by Xinjiang United Family and the VIEs under our “George ChansonTM” brand in Xinjiang;

●	the “U.S. Stores” are to Chanson 23rd Street, Chanson Broadway, Chanson 3rd Ave, and Chanson Greenwich (the Chanson Greenwich store has been permanently closed since October 31, 2023 and Chanson 355 Greenwich LLC is expected to be dissolved by July 31, 2024);

●	the “VIEs,” the “United Family Group,” or “UFG” are to 32 individually-owned businesses organized under the laws of the PRC, 30 of which are owned independently by our Chairman, Mr. Gang Li, and two of which are owned independently by Ms. Hui Wang, the Marketing Director of Xinjiang United Family;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States;

●	“VIE” are to variable interest entity;

●	“Xinjiang” are to the Xinjiang Uygur Autonomous Region of the PRC; and

●	“Xinjiang United Family” or “our PRC subsidiary” are to Xinjiang United Family Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Jenyd.

The functional currency of Xinjiang United Family, our wholly owned indirect subsidiary in the PRC, and the VIEs, is Renminbi (“RMB”), the currency of China, and the functional currency of the U.S. Stores is U.S. dollars. Our consolidated financial statements are presented in U.S. dollars. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on exchange rates of RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

ii

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results, and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth and expansion plan, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our ability to compete in an industry with low barriers to entry;

●	our ability to continue to operate through the VIE structure;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract customers and further enhance our brand awareness;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in the bakery industry;

●	future developments of the COVID-19 pandemic; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

iii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

Our Corporate Structure

Corporate Structure

We are a holding company incorporated in the Cayman Islands and not a Chinese operating company. As of the date of this annual report, as a holding company with no material operations of our own, we conduct our business through:

(i)	an association between Xinjiang United Family and the VIEs known as the “United Family Group” or “UFG”: 30 of the entities that comprise UFG (each a “UFG Entity” and, collectively, the “UFG Entities”) are owned independently by the chairman of our board of directors (“the Chairman”), Mr. Gang Li, and two of the entities are owned independently by Ms. Hui Wang, the Marketing Director of Xinjiang United Family. Mr. Gang Li and Ms. Hui Wang are referred herein individually as a “UFG Operator” and collectively as the “UFG Operators.” For accounting purposes, we control and receive the economic benefits of the UFG Entities through the VIE Agreements, which enable us to consolidate the financial results of the VIEs in our consolidated financial statements under U.S. GAAP, and the structure involves unique risks to investors. For more details on the United Family Group, please see “—The United Family Group.” Our Class A Ordinary Shares are shares of Chanson International, the offshore holding company in the Cayman Islands, instead of shares of Xinjiang United Family or the UFG Entities. The VIE structure provides contractual exposure to foreign investment in China-based companies. Chinese law, however, does not prohibit direct foreign investment in the VIEs. As a result of our use of the VIE structure, investors may never directly hold equity interests in the UFG Entities;

(ii)	Xinjiang United Family and its three branch offices; and

(iii)	Chanson 23rd Street, Chanson 3rd Ave, and Chanson Broadway. The Chanson Greenwich store has been permanently closed since October 31, 2023 and Chanson 355 Greenwich LLC is expected to be dissolved by July 31, 2024.

The following diagram illustrates our corporate structure as of the date of this annual report:

Danton Global Limited (1)
British Virgin Islands, 2019
Haily Global Limited (2)
British Virgin Islands, 2019
Public Shareholders
93.61%
0.43%
5.96%
Chanson International Holding
Cayman Islands, 2019
100%
Deen Global Limited
British Virgin Islands, 2019
100%
Outside the PRC
Inside the PRC
Jenyd Holdings Limited
Hong Kong, 2019
100%
Xinjiang United Family Trading Co., Ltd.
PRC, 2009
Contractual Arrangements
Contractual Arrangements
30 UFG Entities owned by Gang Li
Two UFG Entities owned by Hui Wang
100%
George Chanson (NY) Corp.
New York, 2015
100%
100%
100%
100%
100%
Chanson 23rd Street LLC
New York, 2015
Chanson 355 Greenwich LLC
New York, 2020
Chanson 1293 3rd Ave LLC
New York, 2021
Chanson Management LLC
Delaware, 2021
Chanson 2040 Broadway LLC
New York, 2022

Note: All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class B Ordinary Shares will be entitled to 10 votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share.

(1)	Represents 2,700,000 Class A Ordinary Shares and 5,670,000 Class B Ordinary Shares beneficially owned by Gang Li, the 100% owner of Danton Global Limited, as of the date of this annual report.

(2)	Represents 270,000 Class A Ordinary Shares beneficially owned by Jihong Cai, the 100% owner of Haily Global Limited, as of the date of this annual report.

The following is a complete list of the stores of Xinjiang United Family and UFG as of the date of this annual report, together with their recognized commercial name and relationship to Xinjiang United Family.

	Legal Name of Entity	Commercial Name	Nature of Entity
1	Urumqi Midong District George Chanson Bakery	Midong	Part of UFG – owned 100% by Mr. Gang Li and operated under the VIE Agreements among Mr. Gang Li, this entity, and Xinjiang United Family

2	Shayibake District Yining Rd. George Chanson Bakery	Dehui Wanda	Same as above

3	Changji George Chanson Bakery	Changji Huijia	Same as above

4	Tianshan District Xinhua North Rd. George Chanson Bakery	Hongshan	Same as above

5	Tianshan District Xinmin Rd. George Chanson Bakery	Beimen	Same as above

6	Tianshan District Minzhu Rd. George Chanson Bakery	Minzhu	Same as above

7	Tianshan District Jianquan No.3 Rd. George Chanson Bakery	Riyue Xingguang	Same as above

8	Tianshan District Jiefang North Rd. George Chanson Bakery	Wanyancheng	Same as above

9	Urumqi Economics and Technology Development District George Chanson Bakery on Kashi West Rd.	Huarun Wanjia	Same as above

10	Xinshi District Changchun South Rd. George Chanson Bakery	Changchun	Same as above

11	Xinshi District Beijing Middle Rd. United Family Chanson Bakery	Huijia Third Floor	Same as above

12	Xinshi District Suzhou East Rd. Chanson Bakery	Baishang	Same as above

13	Xinshi District South No.3 Rd. Chanson Bakery	Railway Bureau	Same as above

14	Urumqi Economics and Technology Development District George Chanson Bakery on Xuanwuhu Rd.	Economics Development Wanda	Same as above

15	Shayibake District Youhao South Rd. Chanson Bakery	Hongshan Lifestyle Store	Same as above

16	Shuimogou District South Nanhu Rd. George Chanson Bakery	Nanhu	Same as above

17	Xinshi District Hebei East Rd. George Chanson Bakery	Hebei Road Huarun	Same as above

18	Urumqi Toutunhe District George Chanson Bakery on Zhongya South Rd.	Degang Wanda	Same as above

19	Shayibake District Karamay West Rd. Chanson Bakery	Xinbei Yuanchun	Same as above

20	Shayibake District Qitai Rd. Hemeijia Chanson Bakery	Dehui Wangda Fourth Floor	Same as above

21	Tianshan District Qingnian Rd. Chanson Bakery	Qingnian Road Haojiaxiang	Same as above

22	Xinshi District Liyushan North Rd. Hemeijia Bakery	Vanke Jincheng Huafu	Same as above

23	Xinshi District Changchun North Rd. Chanson Bakery	Gaoxin Wanda	Same as above

24	Shayibake District Youhao North Rd. Chanson Coffee Bakery	Soul●Song Meimei No. 2	Same as above

25	Tianshan District Jiefang North Rd. Chanson Coffee Bakery	Soul●Song Wanyan Cheng	Same as above

26	Tianshan District Wenhua Rd. Chanson Coffee Bakery	Soul●Song Wenhua Road	Same as above

27	Tianshan District Minzhu Rd. Heimeijie Coffee and Food Store	Soul●Song Minzhu Road	Same as above

28	Tianshan District Cuiquan Rd. George Chanson Bakery	Vanke Tianshanli	Same as above

29	Tianshan District Cuiquan Rd. Coffee and Food Store	Soul●Song Vanke Tianshanli	Same as above

30	Xinshi District Changchun North Rd. Chanson Coffee and Food Store	Soul●Song Gaoxin Wanda	Same as above

31	Shuimogou District Hongguangshan Rd. Chanson Bakery	Wuyue Square	Part of UFG – owned 100% by Ms. Hui Wang and operated under agreements among Ms. Hui Wang, this entity, and Xinjiang United Family

32	Xinshi District Beijing South Rd. George Chanson Bakery	Xidan	Same as above

33	Xinjiang United Family Trading Co., Ltd. Tianshan District Chanson Bakery	Tianbai	A branch office of Xinjiang United Family

34	Xinjiang United Family Trading Co., Ltd. Chanson Bakery Urumqi Branch	Wenhua	A branch office of Xinjiang United Family

35	Xinjiang United Family Trading Co., Ltd. Urumqi Meimei Chanson Bakery	Meimei	A branch office of Xinjiang United Family

36	Xinjiang United Family Trading Co., Ltd. Coffee Bakery Branch	Meimei No. 3	A branch office of Xinjiang United Family

37	Xinjiang United Family Trading Co., Ltd. Ruitai Chanson Bakery	Ruitai	A store operated by Xinjiang United Family, not a separate legal entity

38	Chanson 23rd Street LLC	Chanson 23rd Street	A wholly owned indirect subsidiary of Xinjiang United Family

39	Chanson 1293 3rd Ave LLC	Chanson 3rd Ave	Same as above.

40	Chanson 2040 Broadway LLC	Chanson Broadway	Same as above.

For ease of reference, unless it is necessary to the understanding of the context to differentiate, throughout this annual report we will refer to all the above entities collectively as our “stores” and, to the extent we refer to a specific entity listed in the table above, we refer to such entity by its commercial name.

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

UFG’s revenue accounted for 54%, 39%, and 56% of our total revenue for the years ended December 31, 2023, 2022, and 2021, respectively. UFG consists of 32 VIEs. Our Chairman, Mr. Gang Li, is the sole owner of 30 UFG Entities, and Ms. Hui Wang, the Marketing Director of Xinjiang United Family, is the sole owner of two UFG Entities.

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

Our management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our departments and the operating entities. Each department or operating entity initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of our Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, as of the date of this annual report, we do not have other cash management policies or procedures that dictate how funds are transferred nor a written policy that addresses how we will handle any limitations on cash transfers due to PRC law.

During the years ended December 31, 2023, 2022, and 2021, cash transfers and transfers of other assets between our Company, our subsidiaries, and the VIEs were as follows:

For the Year Ended December 31, 2023
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	VIEs	Xinjiang United Family	1,542,178	Cash (as working capital)
2	VIEs	Xinjiang United Family	1,400,536	Raw materials
3	Xinjiang United Family	VIEs	1,845,098	Raw materials
4	Xinjiang United Family	VIEs	3,413,933	Products

For the Year Ended December 31, 2022
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	VIEs	Xinjiang United Family	414,920	Cash (as working capital)
2	VIEs	Xinjiang United Family	1,292,682	Raw materials
3	Xinjiang United Family	VIEs	1,419,306	Raw materials
4	Xinjiang United Family	VIEs	2,163,465	Products

For the Year Ended December 31, 2021
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	VIEs	Xinjiang United Family	159,715	Cash (as working capital)
2	VIEs	Xinjiang United Family	1,953,748	Raw materials
3	Xinjiang United Family	VIEs	1,766,804	Raw materials
4	Xinjiang United Family	VIEs	2,855,345	Products

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

Selected Condensed Consolidating Financial Schedule of Chanson International and Its Subsidiaries and the VIEs

The following tables present selected condensed consolidating financial data of Chanson International and its subsidiaries and the VIEs for the years ended December 31, 2023, 2022, and 2021. Chanson International records its investments in its subsidiaries under the equity method. Such investments are presented in the selected condensed consolidating balance sheets of Chanson International as “Investments in subsidiaries” and the profit of the subsidiaries is presented as “Income for equity method investment” in the selected condensed consolidating statements of operations. Pursuant to the VIE Agreements, Chanson International’s wholly owned subsidiary, Xinjiang United Family, has the exclusive right to provide the VIEs services related to business operations, including operational and management consulting services and is entitled to consulting fees, which equal to 100% of the consolidated net income of the VIEs. Accordingly, for the years ended December 31, 2023, 2022, and 2021, Xinjiang United Family recognized the income from VIEs representing net income of the VIEs and financial interest in VIEs since the commencement of the VIE Agreements.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2023
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Revenue	$-	$-	$4,948,427	$2,938,505	$9,365,730	$-	$17,252,662
Cost of revenue	$-	$-	$2,447,095	$1,909,026	$4,749,216	$-	$9,105,337
Income from VIEs	$-	$-	$1,765,358	$-	$-	$(1,765,358)	$-
Loss for equity method investment	$(567,809)	$(567,809)	$-	$-	$-	$1,135,618	$-
Net income (loss)	$33,588	$(567,809)	$1,716,755	$(2,284,564)	$1,765,358	$(629,740)	$33,588
Comprehensive income (loss)	$33,588	$(302,426)	$9,892,175	$(10,194,601)	$1,499,301	$(1,025,227)	$(97,190)

	For the Year Ended December 31, 2022
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Revenue	$-	$-	$4,292,218	$3,780,867	$5,198,990	$-	$13,272,075
Cost of revenue	$-	$-	$2,598,039	$2,088,788	$2,482,577	$-	$7,169,404
Income from VIEs	$-	$-	$829,557	$-	$-	$(829,557)	$-
Loss for equity method investment	$(1,288,205)	$(1,288,205)	$-	$-	$-	$2,576,410	$-
Net income (loss)	$(1,288,205)	$(1,288,205)	$924,321	$(2,212,526)	$829,557	$1,746,853	$(1,288,205)
Comprehensive income (loss)	$(1,288,205)	$(841,074)	$1,439,330	$(2,280,404)	$12,721	$1,299,722	$(1,657,910)

	For the Year Ended December 31, 2021
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Revenue	$-	$-	$4,544,478	$1,894,207	$8,251,610	$-	$14,690,295
Cost of revenue	$-	$-	$2,516,966	$1,177,410	$4,065,496	$-	$7,759,872
Income from VIEs	$-	$-	$1,875,684	$-	$-	$(1,875,684)	$-
Income for equity method investment	$506,769	$506,769	$-	$-	$-	$(1,013,538)	$-
Net income (loss)	$506,769	$506,769	$2,027,809	$(1,521,040)	$1,875,684	$(2,889,222)	$506,769
Comprehensive income (loss)	$506,769	$328,920	$1,849,960	$(1,521,040)	$2,142,485	$(2,711,373)	$595,721

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of December 31, 2023
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total
Cash and cash equivalents	$30,269	$-	$21,340	$562,267	$867,426	$-	$1,481,302
Intercompany receivable	$4,009,100	$-	$414,424	$746,500	$7,748,737	$(12,918,761)	$-
Total current assets	$4,039,369	$-	$2,269,219	$3,610,137	$16,386,644	$(16,970,922)	$9,334,447
Investment in subsidiaries, equity method	$(6,202,086)	$(5,690,844)	$-	$-	$-	$11,892,930	$-
Financial interest in VIEs	$-	$-	$5,476,107	$-	$-	$(5,476,107)	$-
Total non-current assets	$2,399,311	$(5,690,844)	$7,224,733	$13,984,265	$4,765,561	$6,416,823	$29,099,849
Total Assets	$6,438,680	$(5,690,844)	$9,493,952	$17,594,402	$21,152,205	$(10,554,099)	$38,434,296
Intercompany payable	$1,095,872	$-	$7,632,749	$4,060,036	$-	$(12,788,657)	$-
Total Liabilities	$1,095,872	$-	$1,075,811	$31,703,387	$9,385,688	$(16,840,818)	$26,419,940
Total Shareholders’ Equity (Deficit)	$5,342,808	$(5,690,844)	$8,418,141	$(14,108,985)	$11,766,517	$6,286,719	$12,014,356
Total Liabilities and Shareholders’ Equity (Deficit)	$6,438,680	$(5,690,844)	$9,493,952	$17,594,402	$21,152,205	$(10,554,099)	$38,434,296

	As of December 31, 2022
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total
Cash and cash equivalents	$-	$-	$499,696	$121,719	$2,294,055	$-	$2,915,470
Intercompany receivable	$9,000	$-	$-	$-	$6,371,993	$(6,380,993)	$-
Total current assets	$9,000	$-	$1,692,294	$741,891	$13,495,628	$(9,472,535)	$6,466,278
Investment in subsidiaries, equity method	$(5,634,277)	$(5,388,418)	$-	$-	$-	$11,022,695	$-
Financial interest in VIEs	$-	$-	$3,710,749	$-	$-	$(3,710,749)	$-
Total non-current assets	$(5,634,277)	$(5,388,418)	$5,612,115	$14,882,563	$4,078,979	$7,311,946	$20,862,908
Total Assets	$(5,625,277)	$(5,388,418)	$7,304,409	$15,624,454	$17,574,607	$(2,160,589)	$27,329,186
Intercompany payable	$-	$-	$6,380,993	$-	$-	$(6,380,993)	$-
Total Liabilities	$-	$-	$8,778,443	$19,538,838	$7,307,391	$(9,472,535)	$26,152,137
Total Shareholders’ Equity (Deficit)	$(5,625,277)	$(5,388,418)	$(1,474,034)	$(3,914,384)	$10,267,216	$7,311,946	$1,177,049
Total Liabilities and Shareholders’ Equity (Deficit)	$(5,625,277)	$(5,388,418)	$7,304,409	$15,624,454	$17,574,607	$(2,160,589)	$27,329,186

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2023
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Net cash (used in) provided by operating activities	$-	$-	$(1,345,862)	$(2,476,288)	$868,297	$-	$(2,953,853)
Net cash used in investing activities	$(12,000,100)	$-	$(99,784)	$(1,776,975)	$(586,657)	$4,000,100	$(10,463,416)
Net cash provided by (used in) financing activities	$12,030,369	$-	$960,974	$4,693,811	$(1,626,029)	$(4,000,100)	$12,059,025

	For the Year Ended December 31, 2022
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Net cash (used in) provided by operating activities	$-	$-	$(243,785)	$(1,349,539)	$2,144,672	$-	$551,348
Net cash used in investing activities	$-	$-	$(473,486)	$(188,069)	$(198,479)	$-	$(860,034)
Net cash provided by (used in) financing activities	$-	$-	$1,446,025	$1,491,643	$(2,927,739)	$-	$9,929

	For the Year Ended December 31, 2021
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Net cash (used in) provided by operating activities	$-	$-	$(953,910)	$(1,704,654)	$4,436,810	$-	$1,778,246
Net cash used in investing activities	$-	$-	$(799,123)	$(942,003)	$(289,795)	$-	$(2,030,921)
Net cash provided by (used in) financing activities	$-	$-	$1,534,818	$1,965,970	$(3,679,028)	$-	$(178,240)

ROLL-FORWARD OF INVESTMENT IN SUBSIDIARIES AND VIES

Balance, December 31, 2020	$(4,852,841)
Comprehensive income for the year	506,769
Balance, December 31, 2021	$(4,346,072)
Comprehensive loss for the year	(1,288,205)
Balance, December 31, 2022	$(5,634,277)
Comprehensive loss for the year	(567,809)
Balance, December 31, 2023	$(6,202,086)

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

A substantial part of our current revenue and net income are derived from the UFG Entities. We do not have an ownership interest in any of the UFG Entities. For accounting purposes, our wholly owned subsidiary directs the activities and receives the economic benefits of the VIEs through the VIE Agreements, which enable us to consolidate the financial results of the VIEs in our consolidated financial statements under U.S. GAAP. The VIE Agreements, however, may not be as effective in providing us with the necessary control over each UFG Entity and its operations. Any deficiency in the VIE Agreements may result in our loss of control over the management and operations of the UFG Entities, which will result in a significant loss in the value of an investment in our Company. We rely on contractual rights through the VIE Agreements to effect management of the UFG Entities, which exposes us to the risk of potential breach of contract by the UFG Operators. In addition, since our Chairman, Mr. Gang Li, and Ms. Hui Wang, the Marketing Director of Xinjiang United Family, own 100% of the equity interests in 30 and two UFG Entities, respectively, as of the date of this annual report, it may be difficult for us to change our corporate structure if such UFG Operators refuse to cooperate with us.

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

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to VIEs. As of the date of this annual report, there are no relevant laws or regulations in the PRC that prohibit companies whose entity interests are within the PRC from listing on overseas stock exchanges. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report. Although we believe that our corporate structure and the VIE Agreements comply with current applicable PRC laws and regulations, in the event that PRC government determines that the VIE Agreements do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our Class A Ordinary Shares may decline in value or become worthless.

We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

A substantial part of our business is conducted through the UFG Entities, which currently are considered for accounting purposes as VIEs, and we are considered the primary beneficiary, enabling us to consolidate our financial results in our consolidated financial statements. In the event that in the future a company we hold as a VIE would no longer meet the definition of a VIE, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line that entity’s financial results in our consolidated financial statements for PRC purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary, we would be required to consolidate that entity’s financial results in our consolidated financial statements for PRC purposes. If such entity’s financial results were negative, this could have a corresponding negative impact on our operating results for PRC purposes. However, any material variations in the accounting principles, practices, and methods used in preparing financial statements for PRC purposes from the principles, practices, and methods generally accepted in the U.S. and in the United States Securities and Exchange Commission (the “SEC”) accounting regulations must be discussed, quantified, and reconciled in financial statements for the U.S. GAAP and SEC purposes.

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

Mr. Gang Li is our controlling shareholder and Chairman. As of the date of this annual report, 30 of the UFG Entities are owned independently by Mr. Li. Given his significant interest in our Company, there is a risk that when conflicts of interest arise, Mr. Li will not act completely in the best interests of our shareholders (as opposed to his personal interest) or that conflicts of interests will be resolved in our favor. For example, he may determine that it is in UFG’s interests to sever the VIE Agreements with us, irrespective of the effect such action may have on us. Mr. Li has acted guarantor to certain loans of Xinjiang United Family, which may create conflicts of interest with our Company. In addition, he could violate his fiduciary duties by diverting business opportunities from us to others, thereby affecting the amount of payment UFG is obligated to remit to us under the consulting services agreements.

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

We are a holding company and during the years ended December 31, 2023, 2022, and 2021, approximately 54%, 39%, and 56% of our revenue was derived from the UFG Entities, respectively. As a result, we currently rely for our revenue on dividends payments from Xinjiang United Family after it receives payments from the UFG Entities pursuant to the exclusive service agreements. The term of the exclusive service agreement is 10 years, unless terminated earlier by Xinjiang United Family with a 30-day prior notice. UFG does not have the right to terminate that agreement unilaterally. The agreement would renew automatically by 10 years after expiration, with no limit on times of renewal. Because neither we nor our subsidiaries own equity interests of UFG, the termination of the exclusive service agreement would sever our ability to continue receiving payments from the UFG Entities under our current holding company structure. While we are currently not aware of any event or reason that may cause the exclusive service agreement to terminate, such an event or reason may occur in the future. In the event that the exclusive service agreements are terminated, this may have a severe and detrimental effect on our continuing business viability under our current corporate structure, which, in turn, may affect the value of your investment.

Risks Relating to Doing Business in the PRC

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.

As of the date of this annual report, most of our assets are owned and most of our operations are conducted through our PRC subsidiary and the VIEs located in China. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations. For example, on December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, which will come into effect on July 1, 2024 and supersede the existing PRC Company Law. The amended PRC Company Law provides stricter requirements on capital contribution of a company established in mainland China. On February 6, 2024, the State Administration for Market Regulation of PRC (“SAMR”) issued a draft of the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law for public comments until March 5, 2024, which further specify the detailed requirements and measures of the registration and management of registered capital under the amended PRC Company Law. Pursuant to the amended PRC Company Law, we may be required to fulfill the obligations of capital contribution to our PRC subsidiary and the VIEs in China or to provide financial support to the nominee shareholders of the VIEs within a five-year contribution term, while the current PRC Company Law has no time limit for subscribed contribution period. However, since the amended PRC Company Law is still relatively new and the foregoing draft implementation measures were released for public comment only, there is still uncertainty regarding the implementation and interpretation of the amended PRC Company Law and the adoption and effective date of such implementation measures.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are an exempted company with limited liability incorporated and registered under the laws of the Cayman Islands, and we conduct most of our operations in China and most of our assets are located in China as of the date of this annual report. In addition, all of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of U.S. securities laws or those of any U.S. state.

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

The Chinese government has recently published new policies that significantly affected certain industries such as the Internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect the business, financial condition, and results of operations of our PRC subsidiary and the VIEs. Furthermore, if China adopts more stringent standards with respect to certain areas such as environmental protection or corporate social responsibilities, our PRC subsidiary and the VIEs may incur increased compliance costs or become subject to additional restrictions in their operations. Certain areas of the law in China, including intellectual property rights and confidentiality protections, may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on the business operations of our PRC subsidiary and the VIEs, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you.

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

Recent greater oversight by the Cyberspace Administration of China (the “CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offerings.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022. In accordance with such measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor which has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the preceding year; or (iv) other circumstances as required by the CAC. In addition, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of such measures are required to be rectified within six months of the effectiveness date thereof.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, a domestic enterprise involved in offering securities and listing shall comply with laws, administrative regulations, and relevant national provisions, when it comes to providing personal information and important data to foreign entities.

On March 22, 2024, the CAC promulgated the Provisions on Regulating and Facilitating Cross-Border Data Flow, together with two guideline documents separately named the Second Version of Declaration For Security Assessment of Data Outbound and the Second Version of Filing for Personal Information Outbound Standard Contract. According to the above regulations, data processors who provide important data overseas or have transferred the non-sensitive personal information of over one million individuals overseas or the sensitive personal information of over 10,000 individuals since the beginning of a given year must declare the data for security assessment. Critical information infrastructure operators must declare data when providing personal information or important data overseas. In addition, if a data processor has not been notified by relevant government departments or local authorities, or if data has not been publicly released as important data, the data processor does not need to declare its data for security assessment as important data to exit the country.

As of the date of this annual report, we have not received any notice from any PRC authorities identifying our PRC subsidiary or the VIEs as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. We believe that the operations of our PRC subsidiary and the VIEs will not be affected and that we are not subject to cybersecurity review and network data security review by the CAC, given that: (i) our PRC subsidiary and the VIEs mainly manufacture and sell bakery products and are unlikely to be classified as CIIOs by the PRC authorities; (ii) our PRC subsidiary and the VIEs make substantially all of their bakery product sales through physical stores and make only a small amount of their bakery product sales through online stores, mostly on third-party online food ordering platforms. Regarding the physical stores, our PRC subsidiary and the VIEs do not require customers to provide their personal data who use their membership cards, which function as reloadable prepaid cards, for purchase, and our PRC subsidiary and the VIEs do not collect personal data from customers who do not use membership cards. Regarding the online platforms, our PRC subsidiary and the VIEs only require customers to provide their cellphone numbers as necessary personal data when customers become online members to purchase products on third-party online food ordering platforms. As a result, we possess personal data of fewer than one million individual clients in our business operations as of the date of this annual report; (iii) since our PRC subsidiary and the VIEs are in the bakery industry, data processed in our business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the PRC authorities; and (iv) our PRC subsidiary and the VIEs have not transferred important data or personal data overseas as of the date of this annual report. There remains uncertainty, however, as to how the Cybersecurity Review Measures, the Measures for the Security Assessment of Cross-border Data Transfer, the Trial Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers. Existing issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. In the event that we undertake new offerings or fundraising activities in the future, we may be required to complete necessary filing procedures pursuant to the Trial Measures.

On February 24, 2023, the CSRC, together with the Ministry of Finance of the PRC (the “MOF”), National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the “Provisions.” The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company, our subsidiaries, or the VIEs to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Opinions, the Trial Measures, the revised Provisions, and any related implementing rules to be enacted may subject us to additional compliance requirements in the future. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with all new regulatory requirements of the Opinions, the Trial Measures, the revised Provisions, or any future implementing rules on a timely basis, or at all.

Joint statement by the SEC and the Public Company Accounting Oversight Board (United States) (the “PCAOB”), rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act (the “HFCA Act”) all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings.

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

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

Our auditor prior to September 29, 2022, Friedman LLP (“Friedman”), had been inspected by the PCAOB on a regular basis in the audit period, our auditor from September 29, 2022 to July 9, 2023, Marcum Asia CPAs LLP (“Marcum Asia”), had been inspected by the PCAOB on a regular basis in the audit period, and our new auditor, ASSENTSURE PAC (“Assentsure”), as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Assentsure is headquartered in Singapore, and will be inspected by the PCAOB on a regular basis. None of Friedman, Marcum Asia, or Assentsure is subject to the determinations issued by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our offerings and we cannot assure you whether the national securities exchange or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. In addition, the HFCA Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within three years, may result in the delisting of our Company or prohibition of trading in our Class A Ordinary Shares in the future if the PCAOB is unable to inspect our accounting firm at such future time. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

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

The operations of the PRC Stores are subject to extensive legal and regulatory requirements. They are required to hold a number of licenses and permits in connection with their operations, principally including food production permits and food business permits, before commencement of operations. Failure to obtain such permits or loss of or failure to renew them would be in violation of applicable laws and regulations. If the PRC Stores are found to be in violation of applicable laws and regulations, they could be subject to administrative punishment, including fines, injunctions, asset seizures as well as compulsory suspension of business, any of which could have a material adverse effect on their business, financial condition, results of operations, and prospects. As of the date of this annual report, two UFG Entities and one branch office of Xinjiang United Family are applying for the renewal of their food business permits; all the remaining UFG Entities have obtained the food business permit, though some of them did not have the food business permits at the time of opening. The failure of these entities to have the food business permit at the time of opening may subject us to fines or other penalties such as income confiscation, although we have not received any notice of warning or been subject to penalties or other penalties from the relevant governmental authorities regarding conducting our business without the above-mentioned permits. The UFG Entities will file renewal requests 30 business days prior to the expiration date of those permits. In general, as long as a business entity operates legally and is in good standing, its renewal request will be approved. The UFG Entities will make their best effort to renew the permits described above but we cannot assure you that they will be able to renew such permits or they will not be subject to any penalties in the future. See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations—Regulations on Food Production and Food Business Operation—Food Production Permit and Food Business Permit.”

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

PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offerings to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from our offerings to fund our PRC subsidiary by making loans to or additional capital contributions to our PRC subsidiary, subject to applicable government registration, statutory limitations on amount, and approval requirements. As of the date of this annual report, the amount of capital contributions that we may make to Xinjiang United Family is RMB6,000,000 (approximately $857,143), without obtaining approvals from SAFE or other government authorities. Additionally, Xinjiang United Family may increase its registered capital to receive additional capital contributions from us and currently there is no statutory limit to increasing its registered capital, subject to satisfaction of applicable government and filing requirements. Pursuant to relevant PRC regulations, we may provide loans to Xinjiang United Family up to the larger amount of (i) the balance between the registered total investment amount and registered capital of Xinjiang United Family, or (ii) twice the amount of the net assets of Xinjiang United Family calculated in accordance with the People’s Bank of China Circular 9, subject to satisfaction of applicable government registration or approval requirements. For any amount of loans that we may extend to Xinjiang United Family, such loans must be registered with the local counterpart of SAFE. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations—Regulations on Foreign Exchange.” These PRC laws and regulations may significantly limit our ability to use RMB converted from the net proceeds of our offerings to fund the establishment of new entities in China by our PRC subsidiary or to invest in or acquire any other PRC companies through our PRC subsidiary. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our business, including our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of RMB to the U.S. dollar, and RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between RMB and the U.S. dollar remained within a narrow band. Since June 2010, RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right and decided that with effect from October 1, 2016, RMB was determined to be a freely usable currency and would be included in the Special Drawing Right basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen, and the British pound. In the fourth quarter of 2016, RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and RMB appreciated approximately 7% against the U.S. dollar during this one-year period. In 2021, RMB depreciated approximately 2.6% against the U.S. dollar; in 2022, RMB depreciated approximately 5.5% against the U.S. dollar; and in 2023, RMB depreciated approximately 2.6% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future. Since we own and operate stores both in the PRC and the U.S., the fluctuations in exchange rates would have a negative effect on our business and results of operations and financial condition.

As of the date of this annual report, most of our business is conducted in the PRC, and most of our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between RMB and U.S. dollar affect the value of our assets and the results of our operations, when presented in U.S. dollars. The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the U.S. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, as our securities in the U.S. are offered in U.S. dollars, we will need to convert part of the net proceeds we receive into RMB in order to use the funds for our business in the PRC. Changes in the conversion rate between the U.S. dollar and RMB will affect the amount of proceeds we will have available for our business.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. As of the date of this annual report, we receive substantially all of our revenue in RMB. Under our current corporate structure, Chanson International may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders.

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

One of the key means of achieving the operating entities’ growth strategies will be through opening and operating new stores on a profitable basis for the foreseeable future. The operating entities identify target markets, taking into account numerous factors such as the locations of their current stores, demographics, traffic patterns and known consumer patterns. The operating entities may not be able to open their planned new stores within budget or on a timely basis, if at all, given the uncertainty of these factors, which could adversely affect their business, financial condition, and results of operations. As the operating entities operate more stores, their rate of expansion relative to the size of our store base will eventually decline.

The number and timing of new stores opened during any given period may be negatively impacted by a number of factors, including:

●	epidemics, such as the COVID-19 pandemic;

●	the operating entities’ ability to increase brand awareness and bakery product consumption in areas where they open stores;

●	the identification and availability of sites for store locations with the appropriate size, traffic patterns, local retail and business attractions, and infrastructure that will drive high levels of customer traffic and sales per unit;

●	competition in existing and new markets, including competition for store sites;

●	the negotiation of acceptable lease terms;

●	the operating entities’ ability to obtain all required governmental permits on a timely basis;

●	the operating entities’ ability to control construction and development costs of new stores;

●	the maintenance of adequate distribution capacity, information systems, and other operational system capabilities;

●	integrating new stores into the operating entities’ existing procurement, manufacturing, distribution, and other support operations;

●	the hiring, training, and retention of store management and other qualified personnel;

●	assimilating new store employees into the operating entities’ corporate culture;

●	the effective management of inventory to meet the needs of the operating entities’ stores on a timely basis; and

●	the availability of sufficient levels of cash flow and financing to support the operating entities’ expansion.

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

Our financial condition, results of operations, and cash flows were adversely affected by the COVID-19 pandemic.

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

Due to a resurgence of the COVID-19 pandemic in August 2022 in Xinjiang (the “2022 Outbreak”), which resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, the operations of the PRC Stores and the production in the PRC Stores’ central factory were affected starting from August 10, 2022 and all of the PRC Stores and the central factory were closed between October 5, 2022 and November 30, 2022. The PRC Stores and the central factory started to reopen in early December 2022 and resumed their normal business activities on December 10, 2022, and the COVID-19 pandemic has minimal impact on our PRC Stores’ operations as of the date of this annual report. In the U.S., the U.S. Stores are providing indoor dining services at their full capacity as of the date of this annual report.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—COVID-19 Affecting Our Results of Operations.” The extent to which the COVID-19 pandemic impacts our results of operations in the future will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, or the appearance of new or more severe strains of the virus, which are highly uncertain and unpredictable.

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

While the PRC Stores and the U.S. Stores attempt to negotiate fixed prices for certain materials with their suppliers for periods up to a full year, they cannot guarantee that they will be successful in managing input costs if prices increase for extended periods of time. Moreover, there is no market for hedging against price volatility for certain raw materials and accordingly such materials are bought at the spot rate in the market.

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

As of the date of this annual report, the PRC Stores operate a central factory located in Urumqi, which produces all of the packaged bakery products, and the semi-finished products for birthday cakes and made-in-store pastries for the PRC Stores. Any significant disruption at the central factory for any reason, including regulatory requirements, the loss of certifications or approvals, technical difficulties, labor disputes, power interruptions or other infrastructure failures, fires, earthquakes, or other force of nature, or terrorist attacks, could disrupt the supply of the products of the PRC Stores and significantly harm their results of operations and financial performance.

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

The PRC Stores also depend upon a limited number of third-party producers to produce all of the seasonal products. See note 2 of our consolidated financial statements included elsewhere in this annual report. These third-party producers and suppliers are run by independent entities that are subject to their own unique operational and financial risks, which are out of the control of the PRC Stores or the U.S. Stores. If any of these producers or suppliers breach or terminate their contracts with the PRC Stores or the U.S. Stores or experience significant disruptions of their operations, the PRC Stores or the U.S. Stores will be required to find and enter into arrangements with one or more replacement producers or suppliers. Finding alternative producers could involve significant delays and other costs and these producers may not be available to the PRC Stores or the U.S. Stores on reasonable terms or at all. Any disruption of producing or packaging could delay delivery of their products, which could harm their business and financial results and result in lost or deferred revenue.

The operating entities’ geographic focus makes them particularly vulnerable to economic and other events and trends in Xinjiang and New York City.

As of the date of this annual report, the operations of our PRC subsidiary and the VIEs are geographically limited to two cities in Xinjiang, and 36 of the 37 PRC Stores are located in Urumqi, the capital city of Xinjiang. The PRC Stores derived 96.6%, 95%, and 95% of their revenue from stores in Urumqi in the years ended December 31, 2023, 2022, and 2021, respectively. In addition, the U.S. Stores’ current operations are limited to New York City. The operating entities’ future growth will depend on the growth and stability of the economy of Xinjiang, especially in Urumqi, and New York City. An economic downturn of Xinjiang or New York City, governmental measures implemented in response to the COVID-19 pandemic, or the implementation of provincial or local policies unfavorable to bakery industry may cause a decrease in the demand for the operating entities’ products and could have a negative impact on their profitability and business.

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

The PRC Stores and the U.S. Stores are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine and the armed conflict between Israel and Hamas. Their business, financial condition, and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from these conflicts or any other geopolitical tensions.

The U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflicts. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported, which has since caused significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. On October 7, 2023, Hamas launched a series of coordinated attacks from the Gaza Strip onto Israel. On October 8, 2023, Israel formally declared war on Hamas, and the armed conflict is ongoing as of the date of this annual report.

The PRC Stores and the U.S. Stores do not have any operations outside of mainland China and the U.S. nor any business relationships, connections to, or assets in, Russia, Belarus, Ukraine, Israel, or Hamas. Although the ongoing military conflict between Russia and Ukraine and the armed conflict between Israel and Hamas have not had a material impact on the PRC Stores, the business, financial condition, and results of operations of the U.S. Stores have been, and could continue to be, indirectly and adversely affected. Such impact arises from: (i) volatility in the global supply of wheat, corn, barley, sunflower oil, and other agricultural commodities; (ii) higher food prices due to supply constraints and the general inflationary impact of the war; (iii) increases in energy prices globally, in particular for electricity and fossil fuels, such as crude oil and natural gas, and related transportation, freight, and warehousing costs; and (iv) disruptions to logistics and supply chains. If the price of the products and services of the U.S. Stores increases at a rate that is either unaffordable to their customers or insufficient to compensate for the rise in their costs and expenses, their business, financial condition, results of operations, and prospects could be materially and adversely affected. In addition, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to increased instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s global economic impact, which could include further sanctions, embargoes, regional instability, energy shortages, geopolitical shifts, and adverse effects on macroeconomic conditions, security conditions, currency exchange rates, and financial markets.

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

The PRC Stores and the U.S. Stores are also subject to further risks affecting the food industry generally, including risks posed by widespread contamination and evolving nutritional and health-related concerns. Regulatory authorities may limit the supply of certain types of food products in response to public health concerns and customers may perceive certain products to be unsafe or unhealthy. As a result, the PRC Stores and the U.S. Stores or their suppliers will be required to find alternative supplies or ingredients that may or may not be available at commercially reasonable prices and within the required time. In addition, governmental regulations may require them to identify replacement products to offer to their customers or, alternatively, to discontinue certain offerings or limit the range of products they offer. The PRC Stores and the U.S. Stores may be unable to find substitutes that are as appealing to their customer base, or such substitutes may not be widely available or may be available only at increased costs. Such substitutions or limitations could also reduce demand for their products.

The PRC Stores and the U.S. Stores could also be subject to claims or lawsuits relating to an actual or alleged illness or injury or death stemming from the consumption of a misbranded, altered, contaminated, or spoiled product, which could negatively affect their business. Awards of damages, settlement amounts, and fees and expenses resulting from such claims and the public relations implications of any such claims could have an adverse effect on their business. As of the date of this annual report, the PRC Stores do not have insurance to cover claims for damages, and two of the U.S. Stores, Chanson 23rd Street and Chanson 3rd Ave, have general liability insurance to cover certain loss due to the discovery of or the suspicion of food contamination, subject to the terms of their respective insurance policies. If the PRC Stores and the U.S. Stores choose to purchase or renew such insurance, the availability and price of insurance to cover claims for damages are subject to market forces that they do not control, and such insurance may not cover all the costs of such claims and would not cover damage to their reputation. Even if product liability claims against them are not successful or fully pursued, these claims could be costly and time consuming and divert our management’s time and resources towards defending them rather than operating our business. In addition, any adverse publicity concerning such claims, even if unfounded, could cause customers to lose confidence in the safety and quality of the operating entities’ products and damage their reputation and brand image.

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

As of the date of this annual report, the operating entities do not own any real estate. Instead, our subsidiaries and the VIEs lease all of their store locations and their corporate office and central factory in Xinjiang and New York City. Many of their lease agreements have defined escalating rent provisions over the initial term and any extensions. As the operating entities’ stores mature and as the operating entities expand their store base, their lease expenses and their cash outlays for rent under their lease agreements will increase. Their substantial operating lease obligations could have significant negative consequences, including:

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

As of the date of this annual report, our subsidiaries and the VIEs lease the premises for all of their stores and their corporate office and central factory. As a result, the operating entities may be subject to compulsory acquisition, closure, or demolition of any of the properties on which their stores are situated. Although the operating entities may receive liquidated damages or compensation if their leases are terminated unexpectedly, they may be forced to suspend operations of the relevant store and divert management attention, time, and costs to find a new site and relocate their store, which will negatively affect their business and results of operations.

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

We intend to continue to expand our business by opening new stores. This expansion has placed, and will continue to place, substantial demands on the operating entities’ managerial, operational, technological, and other types of resources. The operating entities’ planned expansion will also place significant demands on them to maintain the quality of their product and customer services to ensure that their brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of their product and customer services. In order to manage and support their growth, the operating entities must continue to improve their existing operational, administrative, and technological systems and their financial and management controls, and recruit, train, and retain additional qualified bakery industry professionals as well as other administrative and sales and marketing personnel, particularly as they expand into new markets and launch new business initiatives. The operating entities may not be able to effectively and efficiently manage the growth of their operations, recruit and retain qualified personnel, and integrate new expansion into their operations. As a result, their quality of service may deteriorate and their results of operations or profitability could be adversely affected.

Any decrease in customer traffic in the shopping malls or other locations in which the operating entities’ stores are located could cause their sales to be less than expected.

As of the date of this annual report, the operating entities’ stores are mainly located in shopping malls, other shopping centers, and busy street locations. Sales at these stores are derived, to a significant degree, from the volume of customer traffic in those locations and in the surrounding area. The operating entities’ stores benefit from the current popularity of shopping malls and centers as shopping destinations and their ability to generate customer traffic in the vicinity of these stores. The operating entities’ sales volume and customer traffic may be adversely affected by, among other things:

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

We place substantial reliance on the bakery industry experience and knowledge of our senior management team as well as their relationships with other industry participants. Mr. Gang Li, our Chairman, and Ms. Jihong Cai, our chief financial officer, are particularly important to our future success due to their substantial experience and reputation in the bakery markets. As of the date of this annual report, we do not carry key person insurance on any of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended December 31, 2023, 2022, and 2021, we have identified a material weakness in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weakness identified was that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules. See “Item 15. Controls and Procedures.” Our management is currently in the process of evaluating the steps necessary to remediate the material weakness. Measures that we implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023. This could adversely affect the market price of our Class A Ordinary Shares due to a loss of investor confidence in the reliability of our reporting processes.

The dual class structure of our Ordinary Shares has the effect of concentrating voting control with Mr. Gang Li, our Chairman, and his interest may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 10 votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of the date of this annual report, Mr. Gang Li, our Chairman, beneficially owns 2,700,000, or approximately 39.97% of our issued Class A Ordinary Shares, and 5,670,000, or 100%, of our issued Class B Ordinary Shares, representing approximately 93.61% of the voting rights in our Company. As a result, until such time as Mr. Gang Li’s voting power is below 50%, Mr. Gang Li as the controlling shareholder has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

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

Our largest shareholder, Mr. Gang Li, indirectly owns more than a majority of the voting power of our outstanding Ordinary Shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of 6,755,319 Class A Ordinary Shares are outstanding as of the date of this annual report. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

As of the date of this annual report, we intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

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

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance.

The trading price of our Class A Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance.

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

If we cannot continue to satisfy the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Appeals from the Cayman Islands Courts to the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on the courts in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the U.S. In particular, the Cayman Islands has a less developed body of securities laws relative to the U.S. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the U.S.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Pursuant to our articles of association, shareholders will not have any right to inspect any account or book or document of the Company except as conferred by Companies Act (Revised) of the Cayman Islands or as authorized by our directors or by ordinary resolution of our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting within 21 clear days’ from the date of receipt of a requisition. If our directors fail to call a properly requisitioned meeting, the requisitioners or any of them may call a general meeting within three months. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

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

Based on the amount of cash we have and any other assets held for the production of passive income, it appears our current taxable year will not cause us to be a PFIC. However, for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—PFIC Consequences.”

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Chanson Greenwich store has been permanently closed since October 31, 2023 and Chanson 355 Greenwich LLC is expected to be dissolved by July 31, 2024.

Corporate Information

We are an exempted company with limited liability incorporated and registered under the laws of the Cayman Islands on July 26, 2019. Our principal executive offices are located at No. 26 Culture Road, Tianshan District, Urumqi, Xinjiang, China, and our phone number is +86-0991-2302709. Our registered office in the Cayman Islands is located at 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KY1-1002 Cayman Islands, and the phone number of our registered office is +1-345-949-8599. We maintain corporate websites at www.ir.chanson-international.net, www.patisseriechanson.com, and www.thymebarnyc.com. The information contained in, or accessible from, our websites or any other website does not constitute a part of this annual report. Our agent for service of process in the U.S. is George Chanson (NY) Corp., located at 41 Madison Avenue, New York, NY 10010.

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

The PRC Stores are a bakery chain consisting of 37 stores operated by Xinjiang United Family and the VIEs, under the “George●Chanson” brand in Xinjiang, and the U.S. Stores, which consist of three stores in the U.S., sell their products in New York City. Selling through directly-operated stores, instead of franchise stores, allows the operating entities to run their entire operation more efficiently and to exercise greater control over the quality of products and the presentation of their brand, and to better manage customer experience in the stores. The current customer base of the PRC Stores and the U.S. Stores consists of both individual and corporate customers. To expand their customer base, the PRC Stores and the U.S. Stores have developed a variety of marketing and sale strategies, such as increasing their presence on social media platforms, devising pricing and discounting programs, and improving customer in-store experience.

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

As of December 31, 2023, the PRC Stores had more than 707 types of bakery products and seasonal products on sale, including over 145 types of new products introduced to the market since 2023, and the U.S. Stores had 108 types of eat-in menu items and bakery products on sale, including 20 types of new products introduced to the market since 2023. The PRC Stores and the U.S. Stores also offer a large number of beverage products.

For the years ended December 31, 2023, 2022, and 2021, we had total revenue of $17,252,662, $13,272,075, and $14,690,295, respectively, and net income of $33,588, net loss of $1,288,205, and net income of $506,769, respectively. The PRC Stores accounted for 82.9%, 71.6%, and 87.1% of our total revenue for those fiscal years, respectively, and the U.S. Stores accounted for 17.1%, 28.4%, and 12.9%, respectively.

The PRC Stores primarily generate revenue through sale of bakery products, seasonal products, and beverage products. For the years ended December 31, 2023, 2022, and 2021, revenue derived from sale of bakery products accounted for 87.6%, 91.7%, and 91.4% of the PRC Stores’ revenue, respectively, revenue derived from sale of seasonal products accounted for 9.1%, 7.3%, and 7.6%, respectively, and revenue derived from sale of beverage products accounted for 3.3%, 1.0%, and 1.0%, respectively.

The U.S. Stores primarily generate revenue through offering eat-in services and sale of bakery products and beverage products. For the years ended December 31, 2023, 2022, and 2021, revenue derived from offering eat-in services accounted for 27.0%, 29.6%, and 22.2% of the U.S. Stores’ revenue, respectively, revenue derived from sale of bakery products accounted for 15.1%, 16.2%, and 25.0%, respectively, and revenue derived from sale of beverage products accounted for 57.9%, 54.2%, and 52.8%, respectively.

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

Advanced Industry Research and Constant Product Innovation

With a successful history of developing new products based on customer demand and market trends, the PRC Stores and the U.S. Stores focus on constant innovation to improve the taste, texture, formula, and packaging of their products, which has enabled them to introduce new products periodically. The PRC Stores and the U.S. Stores keep separate product lines. As of December 31, 2023, the PRC Stores had introduced over 145 types of new products and the U.S. Stores had introduced 20 types of new products since 2023. The PRC Stores and the U.S. Stores typically evaluate the profitability of their products annually or semi-annually by considering factors such as cost of revenue increases and competitive pricing strategies. They have historically been able to terminate less profitable products, and launch similar new products and refine their product formulas to enhance existing products with higher prices to cover higher ingredient costs.

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

Well-Developed Distribution Network in Xinjiang

The PRC Stores highly value the development of their distribution network. With years of experience in marketing and selling products in the food industry in Xinjiang, the PRC Stores have adopted a core strategy that focuses on developing a network of stores and supplementing the network with other distribution channels. As of the date of this annual report, the PRC Stores consist of 37 stores in two well-developed cities of Xinjiang, namely Urumqi and Changji. The relatively low labor cost in Xinjiang and the PRC Stores’ long-term, sustainable business relationships with established local supermarkets that enjoy high levels of brand loyalty, such as Youhao Supermarket and Huijia Supermarkets, strengthen their power to control front-end product sales, prepare them with a solid foundation to explore new market opportunities, and improve their operation efficiency. The PRC Stores also sell products through third-party online food ordering platforms. To maintain a close connection between the point of sale of each distribution channel and their production team, the PRC Stores primarily use their own transportation team to transport products. Third-party companies sometimes provide ancillary logistic support. The PRC stores have designed and effectively implemented various marketing strategies in their distribution network in Xinjiang to introduce new products and promote marketing campaigns within short periods of time.

Experienced Management and Professional Teams

Our senior management team, led by Mr. Gang Li, our Chief Executive Officer and Chairman, and Ms. Jihong Cai, our Chief Financial Officer, has deep expertise and a proven track of record in managing brands and operating food and retailing businesses. Our professional team is comprised of highly-skilled and dedicated employees with wide ranging experience in services, product development, business development, and marketing. We believe that our management and professional teams will not only be able to effectively grow our business through continued operating improvement and research, but also serve as key drivers of our success and position our Company as an attractive vehicle for future long-term growth in the food industry beyond bakery products.

Our Growth Strategies

We intend to develop our business and strengthen brand loyalty by pursuing the following strategies:

Expand into New Markets by Opening New Stores

The PRC Stores and the U.S. Stores plan to explore new markets while enhancing their current presence in the Xinjiang market and the New York City market by analyzing their sales data and features of customer trends in different regions, continuously focusing on improving customer in-store experience, further expanding their distribution networks, and exploring new partnership opportunities. As of the date of this annual report, the U.S. Stores are negotiating with potential business partners for the opening of new stores, however, they have not entered into any agreements in connection with such new stores that have not been previously disclosed by the Company.

Enhance In-Store Customer Experience and Customer Services

To improve customer in-store experience and the visibility of their brand image across different regions, the PRC Stores and the U.S. Stores seek to renovate their stores when needed. Their vision is to create a store environment consisting of a clean, modern interior design, with open kitchens, relaxing background music, soft light, and the smell of freshly-made bakery products. In addition to implanting fundamental brand values into renovation, the PRC Stores and the U.S. Stores also give individual store managers flexibility in decorating their store and arranging the display of their products in ways that match characteristics of the region where the store is located and cater to local customers’ needs. To enhance customer services, the PRC Stores and the U.S. Stores have been systematically training and will continuously provide standardized training to their store employees, so they are able to present themselves in consistent manners and provide high-quality services that uphold their brand image. We firmly believe that a relaxing café environment, which allow customers to use the PRC Stores and the U.S. Stores as their go-to places for multiple social purposes, in-store experiences with elements distinctively associated with their brand, and high-quality services will allow the PRC Stores and the U.S. Stores to stand out from their competitors.

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

The PRC Stores

Products

The PRC Stores currently offer more than 707 types of bakery products and seasonal products, together with more than 40 types of beverage products. Bakery products of the PRC Stores include packaged bakery products (cakes, bread, and snacks), birthday cakes, and made-in-store pastries. The bestselling bakery products are little puffs, chocolate cakes, cheesecakes, whole-wheat bread, multigrain bread, original-flavor cookies, amber-walnut cookies, seven-inch fruit cakes, croissants, and almond pudding. Seasonal products of the PRC Stores include mooncakes and zongzi (sticky-rice ball stuffed with different fillings and wrapped in bamboo leaves). The bestselling seasonal products are red-bean flavored mooncakes, sweet-date flavored zongzi, and flower flavored zongzi. Beverage products of the PRC Stores include store-made beverages and juice products. The bestselling beverage products are Americano, latte, coconut latte, oatmeal latte, cappuccino, and orange flavored tea and lemon flavored tea.

Manufacturing and Logistics

The PRC Stores produce packaged bakery products at their central factory before shipping them to the stores. For birthday cakes and made-in-store pastries, the PRC Stores primarily produce semi-finished products, such as various sweet dough and plain cakes at their central factory and ship them to the stores, leaving the final processing of made-in-store pastries and the decoration of birthday cakes to their employees at the stores.

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

Product transportation to the PRC Stores is carried out by their own transportation team. As of April 1, 2024, their transportation team had the capacity of transporting an aggregate of 13 tons of goods per transition per day. Depending on product features, the PRC Stores’ products are shipped at either room temperature, which is suitable for products that can be preserved at room temperature, or through cold-chain transportation, which is applied to semi-finished products such as frozen dough and desserts. The PRC Stores’ -32.8 degree Fahrenheit large freezer and their 323 square feet cold-storage facilities can adequately house the operation of cold-chain transportation.

Distribution Channels

PRC Stores

The PRC Stores consist of 37 stores in two cities of Xinjiang, namely Urumqi and Changji. Instead of franchising, our PRC subsidiary and the VIEs directly operate all of the PRC Stores because it allows them to exercise greater control over product quality, front-end sales, customer service quality, and overall shopping environment. This model also makes it easier to initiate transparent communication between our central management team and employees at the PRC Stores and to more efficiently manage our entire business operation in the PRC through the ERP System. Our subsidiary and the VIEs plan to continue operating the PRC Stores directly in the foreseeable future.

Digital Platforms

The PRC Stores operate an online store that is linked to the official account of the PRC Stores on WeChat and focuses on selling cakes. For the year ended December 31, 2023, the product sales made through the online store of the PRC Stores accounted for approximately 0.05% of their total sales.

Third-Party Platforms

The PRC Stores list their bakery products on third-party online food ordering platforms such as Meituan-Dianping. Customers can order through these platforms, and pick up the ordered bakery products at the PRC Stores or have them delivered by the carriers of these platforms. For the years ended December 31, 2023, 2022, and 2021, the sales made through these third-party platforms accounted for approximately 6.69%, 5.32%, and 4.19% of our total sales, respectively.

Store Experience

Approximately 37 of the PRC Stores have seats, with an average capacity of approximately eight guests. For further details on the size of each PRC Store, see “—Properties—Properties in the PRC.” The PRC Stores are generally open from 10:00 a.m. to 10:30 p.m. daily during the summer and from 10:30 a.m. to 11:00 p.m. during the winter, and benefit from a balanced sales mix across operating hours.

Membership and Customers

The PRC Stores issue free membership cards that are rechargeable with cash in stores to encourage higher spending by customers and strengthen their loyalty to the PRC Stores’ brand. Both corporate and individual customers can get membership cards, add money onto the cards, and use them to purchase products in the PRC Stores. By using these membership cards, customers will enjoy benefits such as free cash vouchers that can be used to purchase products of the PRC Stores and 12% off original prices of all products on member day each week. Once a customer adds at least RMB200 (approximately $29) to a new membership card, the customer is counted as a member of the PRC Stores. As of December 31, 2023, the PRC Stores had approximately 582,000 members. For the years ended December 31, 2023, 2022, and 2021, the sales to members collectively accounted for 51.47%, 54%, and 52% of our total sales, respectively.

Individual customers of the PRC Stores come from a variety of age groups and social backgrounds. There are three methods for these individual customers to purchase products of the PRC Stores, namely, purchasing products at the stores with cash or credit cards, getting membership cards and using membership cards to make a purchase at the stores, and ordering the products on digital platforms and third-party platforms.

Corporate customers of the PRC Stores primarily get membership cards and purchase cash vouchers for products such as seasonal products, cakes, and birthday cakes as part of employment benefits for their employees. During the time of year around Mid-Autumn Festival and Dragon Boat Festival, the majority of customers of the PRC Stores buying seasonal products are corporate customers.

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

The U.S. Stores

The U.S. Stores currently consist of three stores in New York City. The Chanson Greenwich store has been permanently closed since October 31, 2023.

Chanson 23rd Street, which is located in New York City’s Flatiron District, operates Patisserie Chanson on the ground floor and Thyme Bar both on the ground floor and in the underground cellar. Patisserie Chanson was established in 2016 as a modern European-style café and eatery that specializes in the art of making French-style viennoiseries and pastries. With an open display array of innovative gourmet pastries and piquant coffee brews, Patisserie Chanson is committed to offering eat-in services and serving freshly prepared bakery products and extensive beverage products. Thyme Bar is a cocktail bar opened in February 2020, which features various to-go cocktails. Every drink on the opening menu was created with a sustainable and low-waste approach, repurposing waste from nearby restaurants, like coffee grounds from Patisserie Chanson. Thyme Bar was one of the first bars in New York City to pivot and offer to-go cocktails.

Chanson 3rd Ave, which is located in New York City’s Upper East Side, operates Patisserie Chanson (3rd Ave). Patisserie Chanson (3rd Ave) opened in March 2023 and serves freshly prepared bakery products and extensive beverage products.

Chanson Broadway, which is located in New York City’s Upper West Side, operates Patisserie Chanson (Broadway). Patisserie Chanson (Broadway) opened in July 2023 and serves freshly prepared bakery products and extensive beverage products.

Products

The U.S. Stores currently offer 108 types of eat-in menu items and bakery products, together with a large number of beverage products. The U.S. Stores make these products in the kitchen or bar of the store and serve them to eat-in customers or sell them in store. The U.S. Stores’ eat-in menu includes sandwiches, salads, toasts, croissants, soups, and desserts. Their bestselling menu items include Jambon Egg & Cheese, Tomato Soup, and Avocado Toast. The U.S. Stores’ bakery products include cakes, bread, sweets, birthday cakes, and pastries. Their bestselling bakery products include Croissant Au Beurre, Passionfruit Tart, and Cinnamon Kouign Amann. The U.S. Stores’ beverage products include store-made coffee, herbal tea, fruit juices, and alcoholic beverages. Their bestselling beverage products include latte, cappuccino, brewed coffee, and a variety of cocktails.

Store Design

Chanson 23rd Street has two floors with an aggregate size of approximately 3,900 square feet. Seating in Chanson 23rd Street is comprised of a combination of table seats and bar seats with a capacity of 40 guests.

Chanson 3rd Ave has two floors with an aggregate size of approximately 2,461 square feet. Seating in Chanson 3rd Ave is comprised of table seats with a capacity of 14 guests.

Chanson Broadway has one floor with an aggregate size of approximately 850 square feet. Seating in Chanson Broadway is comprised of table seats with a capacity of ten guests.

For further details on the U.S. Stores, see “—Properties—Properties in the U.S.”

Dining and Shopping Experience

The U.S. Stores offer a variety of dining and purchasing options. Customers can either grab their bakery products and beverage products for take-out or take a seat and stay longer for a relaxed and enjoyable eat-in experience. Chanson 23rd Street is currently providing indoor dining and delivery and pickup services from 8 a.m. to 5 p.m. from Tuesday to Sunday, and its bar is open from 6 p.m. to 2 a.m. from Tuesday to Sunday. Chanson 3rd Avenue is currently selling bakery and beverage products and provide delivery and pickup services from 8 a.m. to 6 p.m. from Tuesday to Sunday. Chanson Broadway is currently selling bakery and beverage products and provide delivery and pickup services from 8 a.m. to 6 p.m. from Tuesday to Sunday.

The U.S. Stores offer delivery and pickup services within New York City (Manhattan and limited areas in Queens and Brooklyn). Customers may order grab-to-go sandwiches, breakfast, desserts, French pastries, brunch, and beverages via their website, patisseriechanson.us, and through third-party delivery partners, including Grubhub, Uber Eats, and Doordash. As of December 31, 2023, the transportation team of the U.S. Stores had a cargo van capable of transporting up to one ton of goods per transition per day.

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

Revenue derived from delivery, pickup, and catering services accounted for 15.2%, 15.5%, and 12.8% of the total revenue of the U.S. Stores for the years ended December 31, 2023, 2022, and 2021, respectively.

Customers

Substantially all of sales of the U.S. Stores are to individual customers and the U.S. Stores also supply bread and desserts to corporate customers, including coffee shops and cafes in New York City. The U.S. Stores generated 100%, 100%, and 100% of their revenue from sales to individual customers and 0%, 0%, and 0% from sales to corporate customers during the years ended December 31, 2023, 2022, and 2021, respectively.

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

The PRC Stores enter into supply agreements in the ordinary course of business with their suppliers, pursuant to a form of supply agreement typically for a one-year term. For some raw materials, such as butter, the suppliers provide a certain quantity of raw materials at a fixed price and deliver them separately based upon the needs of the PRC Stores; for other raw materials, such as eggs, the suppliers provide raw materials at prices determined when the PRC Stores place their orders. If the price of certain imported raw material is expected to rise, suppliers will provide a written notice to the PRC Stores at least one month in advance and the PRC Stores will then decide whether to order additional raw materials before the price increases. Suppliers deliver to the central factory of the PRC Stores approximately twice per week on Mondays and Fridays. After suppliers deliver, the payment per order is calculated based on the actual number of qualified products that meet the PRC Stores’ verification standards. Usually, the PRC Stores are given one to three months to complete the payment per order. Top suppliers of the PRC Stores during the year ended December 31, 2023 included Urumqi Yuxin Jiayuan Commerce and Trade Co., Ltd., Urumqi Junxin Hongye Commerce and Trade Co., Ltd., Xinjiang Meishifu Food Co., Ltd. (“Meishifu”), and Pengcheng Fruit Company. Their supply constituted 11.93%, 6.85%, 6.27%, and 6.05% of the PRC Stores’ total raw materials in terms of monetary value in that fiscal year, respectively. Top suppliers of the PRC Stores during the year ended December 31, 2022 included Urumqi Yuxin Commerce and Trade Co., Ltd. (“Yuxin”), Meishifu, Pengcheng Fruit Company, Xinjiang Zhengda Food Co., Ltd. (“Zhengda”), and Peimeirun. Their supply constituted 10%, 10%, 7%, 7%, and 7% of the PRC Stores’ total raw materials in terms of monetary value in that fiscal year, respectively. Top suppliers of the PRC Stores during the year ended December 31, 2021 included Meishifu, Urumqi Jinda Food Raw Material Co., Ltd., Yuxin, and Zhengda. Their supply constituted 17%, 9%, 9%, and 8% of the PRC Stores’ total raw materials in terms of monetary value in that fiscal year, respectively.

The U.S. Stores order raw materials from suppliers based on their needs, instead of entering into long-term supply agreements with their suppliers. The U.S. Stores are able to ensure consistent delivery and competitive pricing because of their long-term business relationships with these suppliers. Suppliers of sugar and flour deliver to the U.S. Stores weekly and suppliers of vegetables and fruits do so daily. Top suppliers of the U.S. Stores during the year ended December 31, 2023 included Baldor Specialty Foods, Inc. (“Baldor”), Southern Glazers of NY Metro, and The Chefs’ Warehouse. Their supply constituted 28%, 12%, and 13% of the U.S. Stores’ total raw materials in terms of monetary value in that fiscal year, respectively. Top suppliers of the U.S. Stores during the year ended December 31, 2022 included Baldor, Southern Glazers of NY Metro, and Empire Merchants. Their supply constituted 30%, 7%, and 5% of the U.S. Stores’ total raw materials in terms of monetary value in that fiscal year, respectively. Top suppliers of the U.S. Stores during the year ended December 31, 2021 included Baldor, The Chefs’ Warehouse, and Southern Glazers of NY Metro. Their supply constituted 19%, 17%, and 13% of the U.S. Stores’ total raw materials in terms of monetary value in that fiscal year, respectively.

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

The PRC Stores and the U.S. Stores only sell their bakery products on the day when these products are made and their light meals and beverage products on a made-to-order basis, and they make sure that any unsold or leftover products and unused semi-finished products are promptly disposed of, so as to offer their customers the freshest products that conform to stringent food safety standards on a day-to-day basis. The PRC Stores and the U.S. Stores have also established systematic and efficient procedures to swiftly recall any product that imposes potential or existing food safety issues to their customers. As of the date of this annual report, the PRC Stores and the U.S. Stores have never had to recall any product. To further improve their quality and safety control, the PRC Stores and the U.S. Stores conduct periodic customer satisfaction surveys to learn about customers’ needs and quality of the products from the customers’ perspectives.

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

●	For packaged bakery products, the PRC Stores generally adopt a sale-history based method to estimate production quota because it allows the PRC Stores to effectively address the short-lived feature of bakery products, to ensure their customers are presented with fresh bakery products, to maintain flexibility in production planning, and to strengthen their ability to effectively reduce inventory; and

●	For their made-in-store pastries and birthday cakes, the PRC Stores alternatively adopt a method that combines sale-history based quota estimation and in-time demand. In addition to delivering a certain number of semi-finished products to the stores, the PRC Stores also deliver raw materials to the stores, so store employees can make extra cakes or further decorate delivered cakes if there are excessive or special customer demand on a particular day.

In the U.S. Stores, the store manager or head chef generally determines the amount of raw materials to be ordered on a weekly or daily basis based on his or her experience and recent sales trends of their products. The U.S. Stores usually keep inventories low and rely on in-time deliveries from suppliers. The U.S. Stores take stock of their inventory at the end of each month to understand the amount of raw material used.

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

On a periodic basis, the PRC Stores and the U.S. Stores design and execute discounting strategies to stimulate sales. The PRC Stores and the U.S. Stores have effectively adopted a number of discounting strategies, including: in the PRC Stores, (i) a member day on which members enjoy 12% off original prices of all products each week, (ii) discounting activities on third-party online food ordering platforms, and (iii) discounting benefits enjoyable only through using credit cards issued by Shanghai Pudong Development Bank Co., Ltd; in Chanson 23rd Street, (i) $1 Barista Beverage with purchase of any sandwiches to help increase lunch sales, (ii) 50% off on all desserts after 3 p.m. on Wednesday, Friday and Sunday to help reduce waste and increase foot traffic, and (iii) 20% off on the first catering order, and (iv) discounts to employees of nearby corporations.

Social Media

The PRC Stores and the U.S. Stores enhance publicity of their products and the effectiveness of their other marketing strategies on major Chinese and U.S. social media platforms and their own websites.

The PRC Stores operate official accounts on WeChat, Weibo, and Douyin, which had an aggregate of over 24,710 followers as of December 31, 2023, and regularly post information of their new products, discounting activities, and brand development there.

The U.S. Stores operate four official accounts on Instagram, which had over 75,000 followers in total, and four official Facebook accounts, which had over 25,600 followers, as of December 31, 2023. The U.S. Stores regularly post pictures of their stores and products with detailed information of their new products and promotion activities to attract potential customers and promote their image as a modern European-style café and eatery specializing in dessert-making.

Since 2019, the U.S. Stores have partnered with Aranka Media Enterprise, a full-service media agency, to accelerate brand growth and improve customer relationships. Aranka Media Enterprise oversees the U.S. Stores’ media strategy and entire online presence, including their presence on digital booking systems, delivery platforms, and social media. Aranka Media Enterprise also implements data collection systems to provide sales reports and market analyses, which help the U.S. Stores discover new consumer trends and optimize physical storefront operations.

Properties

Properties in the PRC

We maintain our headquarters and the central factory of the PRC Stores in Urumqi, Xinjiang.

Pursuant to a Premises Use Agreement dated April 30, 2020 and a Supplemental Agreement dated June 18, 2020, Urumqi Plastic Surgery Hospital Co., Ltd., a PRC company controlled by our Chairman, Mr. Gang Li, provided approximately 5,382 square feet office space for our headquarters without charge. The term of the agreement is from January 1, 2020 to June 25, 2028, unless otherwise terminated by either party.

On June 30, 2021, Xinjiang United Family entered into a lease agreement for approximately 54,638 square feet of building space for the central factory. The term of the lease agreement is from June 15, 2021 to June 14, 2031, unless otherwise terminated by either party. Xinjiang United Family is required to notify the landlord in advance within 90 days prior to the end of the lease term if it would like to renew the lease agreement. The central factory is designed to have an annual production capacity of bakery products, seasonal products, and beverage products worth (on the raw cost basis) RMB150 million. The investment budget for the central factory is approximately RMB17.8 million (approximately $2.5 million) after VAT deduction. As of December 31, 2023, we had spent approximately RMB14.7 million (approximately $2.1 million), and the future minimum expenditure is estimated to be RMB2.2 million (approximately $0.3 million). Xinjiang United Family plans to use cash flow from the operations of the PRC Stores to fund the future construction. For additional information on our past and expected capital expenditures on the central factory, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Our PRC subsidiary and the VIEs currently operate 37 stores in Xinjiang. Our PRC subsidiary and the VIEs lease all these store spaces from third-party individuals and corporations, except that the store space of Wenhua is provided by Urumqi Plastic Surgery Hospital Co., Ltd., pursuant to a Premises Use Agreement and a Supplemental Agreement without charge.

The following table shows the information of the PRC Stores as of the date of this annual report:

	Store	City	Size (Square Feet)	Opened
1	Midong	Urumqi	579	April 2017
2	Dehui Wanda	Urumqi	1,111	January 2018
3	Changji Huijia	Changji	861	September 2015
4	Hongshan	Urumqi	2,422	November 2017
5	Beimen	Urumqi	942	May 2018
6	Minzhu	Urumqi	1,830	April 2014
7	Riyue Xingguang	Urumqi	1,428	May 2014
8	Wanyancheng	Urumqi	1,152	October 2017
9	Huarun Wanjia	Urumqi	482	January 2015
10	Changchun	Urumqi	1,335	March 2014
11	Huijia Third Floor	Urumqi	920	September 2012
12	Baishang	Urumqi	1,276	February 2019
13	Railway Bureau	Urumqi	1,830	May 2019
14	Economics Development Wanda	Urumqi	1,253	July 2019
15	Hongshan Lifestyle Store	Urumqi	2,640	November 2019
16	Nanhu	Urumqi	1,507	September 2020
17	Hebei Road Huarun	Urumqi	1,033	October 2020
18	Degang Wanda	Urumqi	1,163	December 2020
19	Xinbei Yuanchun	Urumqi	814	October 2021
20	Dehui Wangda Fourth Floor	Urumqi	215	November 2021
21	Qingnian Road Haojiaxiang	Urumqi	861	November 2021
22	Vanke Jincheng Huafu	Urumqi	910	November 2021
23	Gaoxin Wanda	Urumqi	1,481	December 2021
24	Soul●Song Meimei No. 2	Urumqi	239	March 2023
25	Soul●Song Wanyan Cheng	Urumqi	206	May 2023
26	Soul●Song Wenhua Road	Urumqi	100	July 2023
27	Soul●Song Minzhu Road	Urumqi	20	July 2023
28	Vanke Tianshanli	Urumqi	190	September 2023
29	Soul●Song Vanke Tianshanli	Urumqi	170	September 2023
30	Soul●Song Gaoxin Wanda	Urumqi	188	September 2023
31	Wuyue Square	Urumqi	164.5	August 2023
32	Xidan	Urumqi	112	January 2024
33	Tianbai	Urumqi	807	October 2015
34	Wenhua	Urumqi	1,184	October 2012
35	Meimei	Urumqi	1,442	November 2012
36	Meimei No. 3	Urumqi	162	August 2023
37	Ruitai	Urumqi	1,076	May 2015

Subject to specific terms of each lease agreement, lease terms generally range from one to six years. The termination clause provides a lessor the right to terminate a lease agreement under different situations, including but not limited to nonpayment of rent, changed purpose of the lease space without the lessor’s permission, and illegal conducts at the lease space. Some lease agreements provide the PRC Stores the right to terminate the agreement if the lessor does not provide access to the leased space upon the PRC Stores’ payment of lease fee or has not properly repaired broken areas of the leased space.

Tangible properties of the PRC Stores and central factory include production, transportation, and electronic equipment.

Properties in the U.S.

Chanson 23rd Street leases 3,900 square feet of store space in New York City from a third party for a lease term of 15 years starting from January 2017. Chanson 23rd Street may extend the lease for an additional five years upon its expiration.

Chanson 3rd Ave leases 1,420 square feet of store space and 1,041 square feet of storage space in New York City from a third party for a lease term of 15 years starting from August 9, 2021.

Chanson Broadway leases 850 square feet of store space in New York City from a third party for a lease term of 10 years starting from April 1, 2022.

Chanson NY rents one office in New York City from a third party for a lease term that expires in April 2024. Chanson NY does not intend to renew the lease and has moved to a new location under a one-year lease starting from April 1, 2024.

Tangible properties of the U.S. Stores include production, transportation, and electronic equipment.

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

Trademarks

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

Trademarks Registered in the PRC

	Registration Number	Category	Effective Period	Trademark Logo
1	17999111	40	11/07/2016-11/06/2026

2	17999258	43	11/07/2016-11/06/2026

3	17999032	31	11/07/2016-11/06/2026

4	17999068	33	11/14/2016-11/13/2026

5	17998952	5	11/14/2016-11/13/2026

6	17998971	29	11/14/2016-11/13/2026

7	13241648	30	04/14/2015-04/13/2025

8	13241661	32	04/14/2015-04/13/2025

9	13241679	39	03/28/2015-03/27/2025

10	12911052	35	08/07/2017-08/06/2027

	Registration Number	Category	Effective Period	Trademark Logo
11	39954090	35	10/28/2020-10/27/2030

12	39954063	30	11/07/2020-11/06/2030

13	44626303	30	12/07/2020-12/06/2030

14	44629314	32	12/07/2020-12/06/2030

15	44623341	33	12/07/2020-12/06/2030

16	44639541	35	12/21/2020-12/20/2030

17	53288503	8	08/28/2021-08/27/2031

18	53317617	11	08/28/2021-08/27/2031

19	53296291	21	08/28/2021-08/27/2031

20	53302745	16	09/07/2021-09/06/2031

	Registration Number	Category	Effective Period	Trademark Logo
21	53157597	36	09/07/2021-09/06/2031

22	53310418	44	09/07/2021-09/06/2031

23	53141021	41	09/14/2021-09/13/2031

24	53140661	3	09/21/2021-09/20/2031

25	56986085	25	12/28/2021-12/27/2031

26	53129642	30	03/28/2022-03/27/2032

27	53145548	32	03/28/2022-03/27/2032

28	53145551	33	03/28/2022-03/27/2032

29	53145555	35	03/28/2022-03/27/2032

30	57960943	30	05/07/2022-05/06/2032

31	60683235	32	06/07/2022-06/06/2032

	Registration Number	Category	Effective Period	Trademark Logo
32	60681958	35	06/07/2022-06/06/2032

33	60676076	32	05/21/2022-05/20/2032

34	60707165	30	05/21/2022-05/20/2032

35	60676442	30	06/07/2022-06/06/2032

36	60707345	35	06/07/2022-06/06/2032

Trademarks Registered in the U.S.

	Registration Number	Registration Date	Trademark Logo
1	5785931	June 25, 2019	CHANSONTM

2	5768100	June 4, 2019

3	5768096	June 4, 2019

Chanson 23rd Street is also currently registering a trademark for Thyme Bar in the U.S. and the trademark was published in the Trademark Official Gazette on March 29, 2022.

Domain Names

The operating entities own the internet domain names ir.chanson-international.net, www.patisseriechanson.us, and www.thymebarnyc.com in the U.S.

Patents

As of the date of this annual report, the operating entities do not own any patent and have not applied for the registration of patent design or any other means of patent protection. Nevertheless, the operating entities plan to actively apply for patent protection with respect to their independently designed packaging methods and production methods.

Employees

As of December 31, 2023, 2022, and 2021, our PRC subsidiary and the VIEs had 356, 294, and 305 employees and our subsidiaries in the U.S. had 54, 60, and 41 employees, respectively. The following table sets forth the number of employees of our subsidiaries and the VIEs on December 31, 2023 by area of business:

Employees based in the PRC

Number of Employees
Management	4
Finance	16
Production and R&D	77
General and Administration	4
Logistics	5
Marketing and Sales	250
Total	356

Employees based in the U.S.

Number of Employees
Management	2
Cooking and Baking	6
Finance	1
Logistics	5
General and Administration	2
General Store Operation	38
Total	54

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

None of the employees are currently represented by labor unions. In the year ended December 31, 2023, the operating entities did not hire any temporary employees. In general, the PRC Stores and the U.S. Stores consider their relationship with their employees to be good.

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

PRC Regulations

Regulations on Food Production and Food Business Operation

Food Safety

The Food Safety Law of the People’s Republic of China, or the “Food Safety Law,” was promulgated by the SCNPC on February 28, 2009, and amended on April 24, 2015, December 29, 2018 and April 29, 2021. The Food Safety Law is formulated for the purposes of ensuring food safety and safeguarding the physical health and life of members of the public. Persons engaging in food manufacturing and processing, circulation of food, and storage and transportation of food in the PRC shall comply with this law. Under the Food Safety Law, food manufacturers and food business operators shall be accountable for the safety of food consumers, comply with food safety standards, and satisfy the specific requirements.

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

The Measures for the Administration of Food Trade Licensing and Registration, or the “Food Trade Licensing and Filing”, were promulgated by SAMR on June 15, 2023, and became effective on December 1, 2023. According to the Food Trade Licensing and Filing, whoever plans to engage in food sales and provide catering services within the PRC shall obtain the food business permits in accordance with the law. However, the food business permits are not required under any of the following circumstances: (i) sale of edible agricultural products; (ii) sale of prepackaged food only; (iii) sale of specific total nutrition formula food in the formula food for special medical purposes by medical institutions and drug retailers; (iv) sale of food produced by a food producer that has obtained a food production permit at its production and processing place or through the Internet; and (v) any other circumstances where the food business permits are not required in accordance with the applicable laws and regulations. Besides the above circumstances, the food enterprise that operates other food business items shall obtain the food business permit in accordance with the PRC law. In addition, the food enterprise who sells prepackaged food only shall file with the relevant market regulatory department.

As of the date of this annual report, (i) the four branch offices of Xinjiang United Family have obtained the food business permits, (ii) two UFG Entities and one branch office of Xinjiang United Family are applying for the renewal of their food business permits; and (iii) all remaining UFG Entities have obtained the food business permits, which are valid currently, allowing them to retail bakery products and store-made beverages and juice products, although some of them did not have the food business permits at the time of their opening. Pursuant to the Food Safety Law, the failure of these entities to have the food business permit at the time of opening may result in the confiscation of their illegal income, foodstuffs from the illegal business operations, tools, equipment, and ingredients used in the illegal activities. Where the value of foodstuffs from the illegal operations is less than RMB10,000, a fine ranging from RMB50,000 to RMB100,000, shall be imposed; where the value of foodstuffs is RMB10,000 or more, a fine ranging from 10 to 20 times the value of the foodstuffs shall be imposed. Although the PRC Stores have not received any notice of warning or been subject to penalties or other penalties such as income confiscation from the relevant governmental authorities regarding conducting their business without the above-mentioned permits as of the date of this annual report, we cannot assure you that the PRC Stores will not be subject to any penalties in the future. The PRC Stores will file a renewal request 30 business days prior to the expiration date of those permits. In general, as long as a business entity operates legally and is in good standing, its renewal request will be approved, but we cannot assure you that the PRC Stores will be able to renew such permits in the future.

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

Pollutant Discharge Permit

Article 45 of the Environmental Protection Law of the People’s Republic of China, which became effective on January 1, 2015, stipulates that enterprises, institutions, and other producers and operators that implement pollution discharge permit management in China shall discharge pollutants in accordance with the requirements of the pollution discharge license; those who have not obtained the discharge license shall not discharge pollutants. Pursuant to the Regulations on the Administration of Pollutant Discharge Permits, which were adopted by the State Council on December 9, 2020, and became effective on March 1, 2021, pollutant discharging entities are subject to the classified management of pollutant discharge permits based on the factors such as the amount of pollutants produced and discharged, and the extent of impact on the environment. At the same time, according to the relevant regulations of the “the List of Classification Management of Emission Permit for Fixed Source of Pollution (2019 Edition),” key management, simplified management, and registration management of pollutant discharge permit have been implemented. Pollutant discharge units that implement registration management do not need to apply for a pollutant discharge permit, but should fill in the pollutant discharge registration form on the national pollutant discharge permit management information platform. Based on the situation of the central factory of the PRC Stores, as well as their production equipment and production process, at least a sewage registration is required. As of the date of this annual report, Xinjiang United Family has completed the sewage registration.

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

Regulations on Internet Advertising

The Administrative Measures for Internet Advertising, which was promulgated by the SAMR on February 24, 2023, and came into effect on May 1, 2023, governs all advertisements published on the Internet, including but not limited to advertisements in the form of text, image, audio, video or other forms which are published through websites, web pages, internet applications and other internet media. Advertisers shall be responsible for the authenticity of the content of Internet advertisements. Internet advertisement operators and publishers shall establish, improve and implement systems of registration, examination and archives management in respect of Internet advertising business according to the following provisions: (i) verifying and registering the real identity, address, valid contact details and other information of advertisers, establishing advertisement archives and checking and updating them on a regular basis, and recording and keeping the electronic data relating to advertising activities; the relevant archives shall be kept for at least three years from the date of end of advertisement publishing; (ii) verifying relevant supporting documents and checking the content of advertisements, and for advertisements with inconsistent content or incomplete supporting documents, advertising agencies shall not provide design, production and agency services, and advertisement publishers shall not publish such advertisements; and (iii) employing advertisement reviewers who are familiar with advertising laws and regulations or establishing an advertisement review organization.

Regulations relating to Information Security and Privacy Protection

Internet content in China is regulated and restricted from a state security standpoint. On December 28, 2000, the SCNPC enacted the Decisions on Maintaining Internet Security, later amended on August 27, 2009, which subject violators to criminal punishment in China for any effort to: (i) use the Internet to market fake and substandard products or carry out false publicity for any commodity or service; (ii) use the Internet for the purpose of damaging the commercial goodwill and product reputation of any other person; (iii) use the Internet for the purpose of infringing on the intellectual property of any person; (iv) use the Internet for the purpose of fabricating and spreading false information that affects the trading of securities and futures or otherwise jeopardizes the financial order; or (v) create any pornographic website or webpage on the Internet, provide links to pornographic websites, or disseminate pornographic books and magazines, movies, audio-visual products, or images. Pursuant to the Administrative Measures for the Security Protection of Computer Information Networks Linked to the Internet, which was promulgated by the Ministry of Public Security (the “MPS”) on December 16, 1997 and later amended and became effective on January 8, 2011, the Internet is prohibited to be used in ways which, among other things, would result in a leakage of state secrets or a spread of socially destabilizing content. On December 13, 2005, the MPS promulgated the Provisions on the Technical Measures for the Protection of the Security of the Internet, which require internet service providers to take proper measures including anti-virus, data back-up, and other related measures, to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content, and time of posts by users) for at least 60 days, and to detect illegal information, stop transmission of such information, and keep relevant records. If an Internet information service provider violates these measures, the MPS and the local public security bureaus may recommend that the original certificate examination, approval, and issuing organizations revoke its operating license and shut down its websites. Pursuant to the Administrative Measures for the Graded Protection of Information Security promulgated by the MPS, the State Secrecy Bureau, the State Cipher Code Administration, and the Information Office of the State Council on June 22, 2007, the state shall, by formulating nationally effective administrative norms and technical standards for the graded protection of information security, organize citizens, legal persons, and other organizations to grade information systems and protect their security, and supervise and administer the graded protection work. The security protection grade of an information system may be classified into the five grades. To newly build an information system of Grade II or above, its operator or user shall, within 30 days after the information system is put into operation, go through the record-filing procedures at the local public security organ at the level of municipality divided into districts or above.

Regulations on Intellectual Property Rights

Trademarks

Trademarks are protected by the PRC Trademark Law adopted on August 23, 1982, and subsequently amended on February 22, 1993, October 27, 2001, August 30, 2013, and April 23, 2019, as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council on August 3, 2002, and amended on April 29, 2014. The PRC Trademark Office under the SAMR handles trademark registrations and grants a term of 10 years to registered trademarks and another 10 years if requested upon expiration of the first or any renewed 10-year term. Trademark license agreements must be filed with the PRC Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark to be registered is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar goods or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. During the three months after this public announcement, any person entitled to prior rights and any interested party may file an objection against the trademark. The PRC Trademark Office’s decisions on rejection, objection, or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, at which point the trademark is deemed to be registered and will be effective for a renewable 10-year period, unless otherwise revoked. For licensed use of a registered trademark, the licensor shall file record of the licensing with the PRC Trademark Office, and the licensing shall be published by the PRC Trademark Office. Failure of the licensing of a registered trademark shall not be contested against a good faith third party. As of the date of this annual report, Xinjiang United Family holds 36 registered trademarks in the PRC and enjoys the corresponding rights.

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

Regulations on Company Establishment

The establishment, operation, and management of companies in the PRC is governed by the PRC Company Law, or the “Company Law,” as promulgated by the SCNPC on December 29, 1993, effective on July 1, 1994, and subsequently amended in 1999, 2004, 2005, 2013, 2018 and 2023. On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, or the Amended PRC Company Law, which will come into effect on July 1, 2024, to supersede the existing PRC Company Law which was amended in October 2018. According to the Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The Company Law applies to both domestic companies and foreign-invested companies.

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

According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers. Existing issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. In the event that we undertake new offerings or fundraising activities in the future, we may be required to complete necessary filing procedures pursuant to the Trial Measures.

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

Based on the EIT Law, and according to the Notice on Further Expanding the Scope of Income Tax Preferential Policies for Small Low Profit Enterprises issued by MOF and the SAT on July 11, 2018, for the year ended December 31, 2018, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB1 million is subject to a reduced rate of 10%. According to the Announcement on Issues Related to the Implementation of Inclusive Income Tax Reduction and Exemption Policy for Small and Low Profit Enterprises issued by the SAT on January 18, 2019, from January 1, 2019 to December 31, 2021, the portion of its taxable income not more than RMB1 million is subject to a reduced rate of 5%, which rate is further reduced to 2.5% during the period from January 1, 2021 to December 31, 2022, and the portion above RMB1 million is subject to a reduced rate of 10%. According to the Announcement the Preferential Income Tax Policies for Small and Low Profit Enterprises and Individual Business Households issued by the Ministry of Finance and the SAT on March 26, 2023, effective from January 1, 2023, to December 31, 2024, for small low-profit enterprises, the portion of the annual taxable income that does not exceed RMB1 million will be reduced by 25% for the purpose of calculating the taxable income, and the enterprise income tax will be levied at a rate of 20%. For individual business households, the individual income tax on the portion of the annual taxable income that does not exceed RMB1 million will be collected at a rate that is half of the current preferential rate.

Individual Income Tax of Individual Industrial and Commercial Households

The UFG Entities are individually-owned businesses, which are not subject to the EIT Law. The Measures for Individual Income Tax Calculation of Individual Industrial and Commercial Households, or the “Measures,” was adopted by the SAT on December 19, 2014 and promulgated on December 27, 2014 and was further amended on June 15, 2018. According to Article 7 of the Measures, for the income from production and operation of individually-owned businesses, the amount of taxable income shall be the balance of the total income of each tax year after deducting costs, expenses, taxes, losses and other expenditures, and allowable compensation for losses in previous years, which is generally levied at a fixed-rate income tax at a certain percentage of a deemed TNI as assessed by the local tax authority. For the income tax rate of the UFG Entities, see the relevant information in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Comparison of Results of Operations for the Years Ended December 31, 2023, 2022, and 2021.”

Value-Added Tax

Pursuant to the Provisional Regulations on Value-added Tax of the PRC, or the “VAT Regulations,” which were promulgated by the State Council on December 13, 1993, and took effect on January 1, 1994, and were amended on November 10, 2008, February 6, 2016, and November 19, 2017, respectively, and the Rules for the Implementation of the Provisional Regulations on Value-added Tax of the PRC, which were promulgated by the MOF on December 25, 1993, and were amended on December 15, 2008, and October 28, 2011, respectively, entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the People’s Republic of China are taxpayers of value-added tax. The VAT rate is 17% for taxpayers selling goods, labor services, or tangible movable property leasing services or importing goods, except otherwise specified; 11% for taxpayers selling transport services, postal services, basic telecommunications services, construction services, or real property leasing services, selling real property, transferring the land use right, or selling or importing the goods within specified scope listed, except otherwise specified; 6% for taxpayers selling services or intangible assets and not falling within the scope as specified in other items; and 3% for small-scale taxpayers, unless otherwise stipulated by the State Council.

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

Before April 2019, Xinjiang United Family and its branch offices were paying VAT at the rate of 16% for manufacturing and selling bakery products. Currently, Xinjiang United Family and its branch offices are paying VAT at the rate of 13% for manufacturing and selling bakery products. Three of the UFG Entities are currently paying VAT at the rate of 1% and the rest of the UFG Entities are exempted from paying VAT. If customers need to obtain a special VAT invoice, the UFG Entities that are exempted from paying VAT would apply to the local tax authority to issue the special VAT invoice on their behalf, with the tax authority levying VAT at a rate of 1%.

Additional Taxes

Before September 1, 2021, the Provisional Regulations of the People’s Republic of China on Urban Maintenance and Construction Tax, or the “Provisional Regulations,” promulgated by the State Council on February 8, 1985 and revised on January 8, 2011 governs the payment of urban maintenance and construction tax. According to the Provisional Regulations, all units and individuals paying consumption tax, VAT, and business tax are taxpayers of urban maintenance and construction tax and shall pay urban maintenance and construction tax in accordance with the provisions of these regulations. The Standing Committee of the National People’s Congress passed the Tax Law of the People’s Republic of China on Urban Maintenance and Construction on August 11, 2020, which came into effect on September 1, 2021. According to this law, the urban maintenance and construction tax is based on VAT and consumption tax actually paid by taxpayers. Therefore, if VAT is exempted, urban construction tax will also be exempted.

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

Currently, Xinjiang United Family and its branch offices are paying urban maintenance and construction tax at the rate of 7%, educational surcharges at the rate of 3%, and local education surcharges at 2%. Three of the UFG Entities are paying urban maintenance and construction tax at the rate of 7%, educational surcharges at the rate of 3%, and local education surcharges at 2%. All the UFG Entities are exempted from paying such additional taxes.

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

Regulations on Employment and Social Welfare

Labor Law of the PRC

The Labor Law of the PRC, or the “Labor Law,” was promulgated on July 5, 1994, and most recently amended on December 29, 2018. The Labor Law stipulates the provisions on the establishment and annulment of employment relationship, essential contents of employment contracts, working hours, remuneration, labor safety and hygiene, social insurance and other welfare, and liabilities for violating the Labor Law. The Labor Contract Law, which was implemented on January 1, 2008, and amended on December 28, 2012, is primarily aimed at regulating the rights and obligations of employers and employees, including the establishment, performance, and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely. Xinjiang United Family and its branch offices and the UFG Entities have entered into written employment contracts with all employees and performed its obligations required under the relevant PRC laws and regulations.

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

U.S. Regulations

Government Regulations on Food Production and Store Operation

The U.S. Stores are subject to extensive and varied federal, state, and local government regulations, including regulations relating, among others, to public and occupational health and safety, healthcare, environment, sanitation, and fire prevention. The U.S. Stores operate in accordance with standards and procedures designed to comply with applicable codes and regulations. However, an inability to obtain or retain health department or other licenses would adversely affect the operations of the U.S. Stores. Although the U.S. Stores have not experienced, and do not anticipate, any significant difficulties, delays, or failures in obtaining required licenses, permits, or approvals as of the date of this annual report, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular store or group of stores. Additionally, difficulties, delays, or failures to retain or renew licenses, permits, or approvals, or increased compliance costs due to changed regulations, could adversely affect operations at the U.S. Stores.

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

A portion of the sales in the U.S. Stores is attributable to the sale of alcoholic beverages. Alcoholic beverage control regulations require the U.S. Stores to apply to the New York State Liquor Authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of the U.S. Stores, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, storage, and dispensing of alcoholic beverages. The U.S. Stores are also subject in certain states to “dram shop” statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. As of the date of this annual report, the U.S. Stores carry liquor liability coverage as part of their existing comprehensive general liability insurance. Currently, the U.S. Stores hold liquor licenses.

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

Environmental Matters

The U.S. Stores are subject to federal, state, and local environment laws and regulations concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handing, release, and disposal of, or exposure to, hazardous or toxic substances. These environmental laws can provide for significant fines and penalties for non-compliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. As of the date of this annual report, the U.S. Stores are not aware of any environmental laws that will materially affect their earnings or competitive position, or result in material capital expenditures relating to the U.S. Stores. However, we cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered, interpreted, or enforced, or the amount of future expenditures that the U.S. Stores may need to make to comply with, or to satisfy claims relating to, environmental laws. It is possible that the U.S. Stores will become subject to environmental liabilities at their properties, and any such liabilities could materially affect their business, financial condition, or results of operation.

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

Revenue

Our revenue is derived primarily from sales of bakery and other products under the operating entities’ “George●Chanson,” “Patisserie Chanson,” and “Chanson” brand names. As of December 31, 2023, the operating entities managed and operated 37 PRC Stores and three U.S. Stores. Our revenue is periodically influenced by the efficiency of sales promotions and the introduction and discontinuance of sales and promotion incentives. Growth of our revenue is primarily driven by expansion of the operating entities’ store base in existing and new markets as well as comparable store sales growth, described in “—Comparable Store Sales.” Revenue is impacted by competition, current economic conditions, pricing, inflation, product mix and availability, promotion, and spending habits of the operating entities’ customers. The product offerings of the PRC Stores and the U.S. Stores across diverse product categories support growth in revenue by attracting new customers and encouraging repeat visits from their existing customers.

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

A variety of factors affect our comparable store sales, including, among others, consumer trends, competition, current economic conditions, pricing, inflation, changes in the operating entities’ product mix, the success of their marketing programs, and the COVID-19 pandemic. During the year ended December 31, 2023, the comparable store sales in China (excluding the impact of foreign currency translation) increased by 48.7%, as the PRC Stores have fully recovered from the COVID-19 pandemic. During the year ended December 31, 2023, the comparable store sales in the U.S. decreased by 29.2%, mainly due to increased competition from rivals operating in the same area.

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

SG&A expenses generally increase as the operating entities grow their store base and invest in corporate infrastructure. The operating entities have made significant investments in talent retention and storefront upgrades over the past years which have resulted in higher SG&A expenses. Our SG&A expenses are expected to continue increasing in the future as the operating entities invest to open new stores, launch new products, increase brand awareness, attract new customers, and increase their market penetration. To support their growth, the operating entities will continue to increase headcount, particularly in the sales and marketing departments. This increase in headcount will drive higher payroll and employee-related expenses. Our operating entities also continue to invest in product innovation and promote sales growth. We expect our SG&A expenses to continue to increase in absolute dollars as we incur increased costs related to the growth of our business and our operation.

Operating Income

Operating income is the difference between gross profit and SG&A expenses. Operating income excludes interest income (expenses), other income (expenses), and income tax expenses. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

Comparison of Results of Operations for the Years Ended December 31, 2023, 2022, and 2021

The following table summarizes the results of our operations during the years ended December 31, 2023, 2022, and 2021, respectively, and provides information regarding the dollar and percentage increase or decrease during such years.

	For the years ended December 31,
	2023	2022	2021
Revenue	$17,252,662	$13,272,075	$14,690,295
Cost of revenue	9,105,337	7,169,404	7,759,872
Gross profit	8,147,325	6,102,671	6,930,423

OPERATING EXPENSES
Selling expenses	4,882,958	3,697,909	4,126,126
General and administrative expenses	3,874,868	3,842,787	3,249,181
Total operating expenses	8,757,826	7,540,696	7,375,307

LOSS FROM OPERATIONS	(610,501)	(1,438,025)	(444,884)

OTHER INCOME (EXPENSES)
Interest income (expense), net	35,505	(35,457)	(98,033)
Other income, net	193,425	194,824	1,065,963
Interest income from long term debt investment	534,575	-	-
Total other income, net	763,505	159,367	967,930

INCOME (LOSS) BEFORE INCOME TAX EXPENSE	153,004	(1,278,658)	523,046

INCOME TAX EXPENSE	119,416	9,547	16,277

NET INCOME (LOSS)	$33,588	$(1,288,205)	$506,769

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

Our total revenue increased by $3,980,587, or 30.0%, from $13,272,075 for the year ended December 31, 2022 to $17,252,662 for the year ended December 31, 2023. The increase in our revenue was due to increased revenue from the PRC Stores, which was partially offset by decreased revenue from the U.S. Stores.

Our total revenue decreased by $1,418,220, or 9.7%, from $14,690,295 for the year ended December 31, 2021 to $13,272,075 for the year ended December 31, 2022. The decrease in our revenue was due to decreased revenue from the PRC Stores, which was partially offset by increased revenue from the U.S. Stores.

The following table sets forth the breakdown of our revenue for the years ended December 31, 2023, 2022, and 2021, respectively:

	For the Years Ended December 31,
	2023	%	2022	%	2021	%
China
Bakery products	$12,532,127	72.6%	$8,705,218	65.7%	$11,694,918	79.6%
Other products	1,782,030	10.3%	785,990	5.9%	1,101,171	7.5%
Subtotal: revenue from China	14,314,157	82.9%	9,491,208	71.6%	12,796,089	87.1%

United States
Bakery products	444,958	2.6%	612,819	4.6%	473,914	3.2%
Beverage products	1,700,974	9.9%	2,047,670	15.4%	1,000,039	6.8%
Eat-in services	792,573	4.6%	1,120,378	8.4%	420,253	2.9%
Subtotal: revenue from the United States	2,938,505	17.1%	3,780,867	28.4%	1,894,206	12.9%

Total Revenue	$17,252,662	100.0%	$13,272,075	100.0%	$14,690,295	100.0%

China

The PRC Stores accounted for 82.9%, 71.6% and 87.1% of our total revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

Revenue from China increased by $4,822,949, or 50.8%, from $9,491,208 for the year ended December 31, 2022 to $14,314,157 for the year ended December 31, 2023. The increase was mainly due to the increased revenue from bakery products as well as from other products. Revenue from bakery products increased by $3,826,909, or 44.0%, from $8,705,218 for the year ended December 31, 2022 to $12,532,127 for the year ended December 31, 2023, mainly because the PRC Stores’ business operations fully recovered from the COVID-19 pandemic during the year ended December 31, 2023. Due to the 2022 Outbreak, which resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, the operations of the PRC Stores and the production of the PRC Stores’ central factory were adversely affected starting from August 10, 2022 and all of the PRC Stores and the central factory were closed between October 5, 2022 and November 30, 2022, during which time the PRC Stores only managed to generate limited online sales and group sales. In early December 2022, China announced a nationwide loosening of its zero-COVID policy and experienced a wave in infections after the lifting of these restrictions, but the spread of the COVID-19 has appeared to be under control since January 2023, and the PRC Stores’ business operations have gradually recovered and the revenue from bakery products increased significantly thereafter. Revenue from other products increased by $996,040, or 126.7%, from $785,990 for the year ended December 31, 2022 to $1,782,030 for the year ended December 31, 2023, due to increased revenue from seasonal products and beverage products. As the PRC Stores’ business operations fully recovered from the negative impact of the 2022 Outbreak, revenue from seasonal products and beverage products both increased. Revenue from seasonal products increased by $615,792, or 89.1%, from $691,030 for the year ended December 31, 2022 to $1,306,822 for the year ended December 31, 2023, mainly due to increased customer orders of seasonal products. As the PRC Stores upgraded packaging for seasonal products, the seasonal products were more appealing to the customers. Revenue from beverage products significantly increased by $380,248, or 400.4%, from $94,960 for the year ended December 31, 2022 to $475,208 for the year ended December 31, 2023, mainly due to the increased revenue from freshly brewed coffee products, as the PRC Stores are focusing on expanding the business of coffee beverages. As of December 31, 2023, seven coffee bakery stores were opened, including one store opened in June 2022 and six stores opened in the year ended December 31, 2023.

Revenue from China decreased by $3,304,881, or 25.8%, from $12,796,089 for the year ended December 31, 2021 to $9,491,208 for the year ended December 31, 2022. The decrease in our revenue was mainly due to decreased revenue from bakery products as well as other products. Revenue from bakery products decreased by $2,989,700, or 25.6%, from $11,694,918 for the year ended December 31, 2021 to $8,705,218 for the year ended December 31, 2022. Such decrease was due to impact by the 2022 Outbreak. Revenue from other products decreased by $315,181, or 28.6%, from $1,101,171 for the year ended December 31, 2021 to $785,990 for the year ended December 31, 2022, among which, revenue from seasonal products decreased by $276,640, or 28.6%, from $967,670 for the year ended December 31, 2021 to $691,030 for the year ended December 31, 2022, and revenue from beverage products decreased by $38,541, or 28.9%, from $133,501 for the year ended December 31, 2021 to $94,960 for the year ended December 31, 2022. Such decrease was due to the 2022 Outbreak as mentioned above.

United States

Revenue from the U.S. decreased by $842,362, or 22.3%, from $3,780,867 for the year ended December 31, 2022 to $2,938,505 for the year ended December 31, 2023. The decrease was mainly due to decreased revenue from beverage products, bakery products, and eat-in services. Revenue from bakery products decreased by $167,861, or 27.4%, from $612,819 for the year ended December 31, 2022 to $444,958 for the year ended December 31, 2023, primarily due to increased competition from rivals operating in the same area. After the COVID-19 pandemic, many famous bakery brands have opened new stores in New York City, customers now have more choices and revenue from bakery products of Chanson 23rd Street and Chanson Greenwich were affected. With the increased competition, Chanson Greenwich closed its business operation in the second half of fiscal year 2023, which resulted in the decrease in revenue from bakery products. The decrease was partially offset by the increased revenue from bakery products of approximately $140,000, generated by Chanson 3rd Ave and Chanson Broadway, the new stores opened in March 2023 and July 2023, respectively. Revenue from beverage products decreased by $346,696, or 16.9%, from $2,047,670 for the year ended December 31, 2022 to $1,700,974 for the year ended December 31, 2023. After the cocktail bars of the U.S. Stores launched several new types of cocktail products with new flavors and styles, such products became popular among customers and the cocktail bars were often fully booked by reservation. However, during the year ended December 31, 2023, our rivals operating in the same area also launched many types of attractive cocktail products, so customers currently have more choices and revenue from beverage products were adversely affected. In addition, the decrease in revenue from beverage products was attributable to the closure of Chanson Greenwich as mentioned above. Revenue from eat-in services decreased by $327,805, or 29.3%, from $1,120,378 for the year ended December 31, 2022 to $792,573 for the year ended December 31, 2023. The decrease was mainly due to the decreased revenue from Chanson Greenwich of approximately $345,000 as a result of the closure of its business as mentioned above. Moreover, the decrease was due to the slightly decreased revenue from Chanson 23rd Street of approximately $24,000, as Chanson 23rd Street adjusted its menu items and customers were adjusting to the new products. The decrease in revenue from eat-in services was partially offset by the increased revenue from eat-in services of approximately $41,000, generated by the two newly opened stores, Chanson 3rd Ave and Chanson Broadway.

Revenue from the U.S. increased by $1,886,661, or 99.6%, from $1,894,206 for the year ended December 31, 2021 to $3,780,867 for the year ended December 31, 2022. The increase was due to increased revenue from beverage products, bakery products, and eat-in services. Revenue from bakery products increased by $138,905, or 29.3%, from $473,914 for the year ended December 31, 2021 to $612,819 for the year ended December 31, 2022. The increase was primarily due to increase of $0.25 million generated by Chanson Greenwich, partially offset by a decrease of $0.11 million generated by Chanson 23rd Street as a result of increasing competition from rivals operating in the same area. Revenue from beverage products increased by $1,047,631, or 104.8%, from $1,000,039 for the year ended December 31, 2021 to $2,047,670 for the year ended December 31, 2022. The increase was mainly due to increase of $0.6 million generated by Chanson Greenwich and increase of $0.4 million generated by Chanson 23rd Street. After the cocktail bar of Chanson 23rd Street launched several new types of cocktail products with a variety of new flavors and styles, its products became popular among its customers and its cocktail bar was often fully booked by reservation during weekends. Meanwhile, Chanson 23rd Street managed to increase the prices of its cocktail products which resulted in higher revenue. Revenue from eat-in services increased by $700,125, or 166.6%, from $420,253 for the year ended December 31, 2021 to $1,120,378 for the year ended December 31, 2022. The increase was mainly due to the increased revenue from eat-in services of $0.8 million generated by Chanson Greenwich.

Cost of Revenue

Our cost of revenue consists of food ingredient costs, packaging costs, workforce related costs, overhead costs such as store rental and utilities for food production and processing, depreciation, and amortization.

Our overall cost of revenue increased by $1,935,933, or 27.0%, from $7,169,404 for the year ended December 31, 2022 to $9,105,337 for the year ended December 31, 2023. The increase in our cost of revenue was mainly due to increased cost of revenue from the PRC Stores.

Our overall cost of revenue decreased by $590,468, or 7.6%, from $7,759,872 for the year ended December 31, 2021 to $7,169,404 for the year ended December 31, 2022. The decrease in our cost of revenue was due to decreased cost of revenue from the PRC Stores, which was partially offset by the increased cost of revenue from the U.S. Stores.

The following table sets forth the breakdown of our cost of revenue for the years ended December 31, 2023, 2022, and 2021, respectively:

	For the Years Ended December 31,
	2023	%	2022	%	2021	%
China
Bakery products	$6,459,617	70.9%	$4,686,808	65.4%	$6,144,101	79.3%
Other products	736,694	8.1%	393,808	5.5%	438,361	5.6%
Subtotal: cost of revenue from China	7,196,311	79.0%	5,080,616	70.9%	6,582,462	84.9%

United States
Bakery products	409,552	4.5%	404,535	5.6%	305,228	3.9%
Beverage products	891,033	9.8%	1,013,181	14.1%	528,827	6.8%
Eat-in services	608,441	6.7%	671,072	9.4%	343,355	4.4%
Subtotal: cost of revenue from the United States	1,909,026	21.0%	2,088,788	29.1%	1,177,410	15.1%

Total Cost of Revenue	$9,105,337	100.0%	$7,169,404	100.0%	$7,759,872	100.0%

China

Cost of revenue from China increased by $2,115,695, or 41.6%, from $5,080,616 for the year ended December 31, 2022 to $7,196,311 for the year ended December 31, 2023. The increase was primarily due to the increased cost of revenue of other products and bakery products. Cost of revenue from sales of bakery products increased by $1,772,809, or 37.8%, from $4,686,808 for the year ended December 31, 2022 to $6,459,617 for the year ended December 31, 2023, mainly due to the increase in sales of bakery products. The percentage of increase in cost of revenue was less than that in revenue during the same period, due to less spoilage and wastage of inventory incurred in the year ended December 31, 2023, as discussed in “—Gross Profit and Gross Margin” below in more details. Cost of revenue from other products increased by $342,886, or 87.1%, from $393,808 for the year ended December 31, 2022 to $736,694 for the year ended December 31, 2023. Cost of revenue from seasonal products increased by $165,616, or 49.3%, from $335,615 for the year ended December 31, 2022 to $501,231 for the year ended December 31, 2023, mainly due to the increase in sales of seasonal products. The percentage of increase in cost of revenue was less than that in revenue during the same period, due to more discounts offered to our customers in the year ended December 31, 2022 as discussed in “—Gross Profit and Gross Margin” below. The cost of revenue from beverage products increased by $177,270, or 304.6%, from $58,193 for the year ended December 31, 2022 to $235,463 for the year ended December 31, 2023, mainly due to the increase in sales of coffee products. The percentage of increase in cost of revenue was less than that in revenue during the same period, due to the higher gross margin of coffee products, as discussed in “—Gross Profit and Gross Margin” below.

Cost of revenue from China decreased by $1,501,846, or 22.8%, from $6,582,462 for the year ended December 31, 2021 to $5,080,616 for the year ended December 31, 2022. The decrease was due to decreased cost of revenue of bakery products and other products. Cost of revenue from sales of bakery products decreased by $1,457,293, or 23.7%, from $6,144,101 for the year ended December 31, 2021 to $4,686,808 for the year ended December 31, 2022 due to the decrease in sales of bakery products. The percentage of decrease in cost of revenue was less than that in revenue during the same period, due to higher spoilage and wastage of inventory. Cost of revenue from other products decreased by $44,553, or 10.2%, from $438,361 for the year ended December 31, 2021 to $393,808 for the year ended December 31, 2022. The cost of revenue from seasonal products decreased by $43,598, or 11.5%, from $379,213 for the year ended December 31, 2021 to $335,615 for the year ended December 31, 2022. The percentage of decrease in cost of revenue was less than that in revenue during the same period, due to more discounts offered to our customers. The cost of revenue from beverage products decreased by $955, or 1.6%, from $59,148 for the year ended December 31, 2021 to $58,193 for the year ended December 31, 2022. The percentage of decrease in cost of revenue was less than that in revenue during the same period, due to the higher spoilage and wastage of inventory and increased price of raw materials.

United States

Cost of revenue from the U.S. decreased by $179,762, or 8.6%, from $2,088,788 for the year ended December 31, 2022 to $1,909,026 for the year ended December 31, 2023. The decrease was due to the decreased cost of revenue from beverage products and eat-in services, which was partially offset by the increased cost of revenue from bakery products. Cost of revenue from sales of bakery products increased by $5,017, or 1.2%, from $404,535 for the year ended December 31, 2022 to $409,552 for the year ended December 31, 2023. The increase was primarily due to the increased cost of revenue from bakery products of approximately $240,000, generated by the two newly opened stores, Chanson 3rd Ave and Chanson Broadway. The increase in cost of revenue from sales of bakery products was partially offset by the decreased cost of revenue from Chanson 23rd Street and Chanson Greenwich, which was in line with their decreased revenue from bakery products. The cost of revenue increased despite the decreased revenue during the same period, due to the increased spoilage and wastage of inventory, and the fixed costs of the two new stores with higher proportion, as discussed in “—Gross Profit and Gross Margin” below. Cost of revenue from sales of beverage products decreased by $122,148, or 12.1%, from $1,013,181 for the year ended December 31, 2022 to $891,033 for the year ended December 31, 2023, due to the decrease in sales of beverage products from the U.S. Stores. The percentage of decrease in cost of revenue was less than that in revenue during the same period, due to more discounts offered to our customers in the year ended December 31, 2023, as discussed in “—Gross Profit and Gross Margin” below. The cost of revenue from eat-in services decreased by $62,631, or 9.3%, from $671,072 for the year ended December 31, 2022 to $608,441 for the year ended December 31, 2023. The percentage of decrease in cost of revenue was less than that in revenue, due to the increased spoilage and wastage of inventory, and the fixed costs of the two new stores with higher proportion, as discussed in “—Gross Profit and Gross Margin” below.

Cost of revenue from the U.S. increased by $911,378, or 77.4%, from $1,177,410 for the year ended December 31, 2021 to $2,088,788 for the year ended December 31, 2022. The increase was due to the increased cost of revenue from beverage products, bakery products, and eat-in services. Cost of revenue from sales of bakery products increased by $99,307, or 32.5%, from $305,228 for the year ended December 31, 2021 to $404,535 for the year ended December 31, 2022. The increase in cost of revenue from bakery products was due to increase in sales of bakery products from Chanson Greenwich, which was partially offset by the decrease in sales of bakery products from Chanson 23rd Street. The increase in cost of revenue from bakery products was largely in line with the increase in revenue from bakery products in the U.S. stores. Cost of revenue from sales of beverage products increased by $484,354, or 91.6%, from $528,827 for the year ended December 31, 2021 to $1,013,181 for the year ended December 31, 2022, primarily due to the increase in the sales of new cocktail products by Chanson 23rd Street and the increase in the sales from Chanson Greenwich. The percentage of increase in cost of revenue was less than that in revenue during the same period, which was attributable to the increased sale of new cocktail products that have higher gross margin and the decreased inventory spoilage and damage. The cost of revenue from eat-in services increased by $327,717, or 95.4%, from $343,355 for the year ended December 31, 2021 to $671,072 for the year ended December 31, 2022 due to the increase in sales of eat-in services from Chanson Greenwich. The percentage of increase in cost of revenue was less than that in revenue during the same period, due to the decreased inventory spoilage as a result of the stricter inventory management.

Gross Profit and Gross Margin

Our gross profit increased by $2,044,654, or 33.5%, from $6,102,671 for the year ended December 31, 2022 to $8,147,325 for the year ended December 31, 2023. The increase was mainly attributable to the increase in revenue from the PRC Stores, and partially offset by the decrease in revenue from the U.S. Stores. Our gross margin remained relatively stable with a slight increase by 1.2 percentage points from 46.0% for the year ended December 31, 2022 to 47.2% for the year ended December 31, 2023.

Our gross profit decreased by $827,752, or 11.9%, from $6,930,423 for the year ended December 31, 2021 to $6,102,671 for the year ended December 31, 2022. The decrease was mainly attributable to the overall decrease in revenue. Our gross margin decreased slightly by 1.2 percentage points from 47.2% for the year ended December 31, 2021 to 46.0% for the year ended December 31, 2022.

The following table sets forth the breakdown of our gross profit for the years ended December 31, 2023, 2022, and 2021, respectively:

	For the Years Ended December 31,
	2023	Margin %	2022	Margin %	2021	Margin %
China
Bakery products	$6,072,510	48.5%	$4,018,410	46.2%	$5,550,817	47.5%
Other products	1,045,336	58.7%	392,182	49.9%	662,810	60.2%
Subtotal: gross margin and margin % from China	7,117,846	49.7%	4,410,592	46.5%	6,213,627	48.6%

United States
Bakery products	35,406	8.0%	208,284	34.0%	168,686	35.6%
Beverage products	809,941	47.6%	1,034,489	50.5%	471,212	47.1%
Eat-in services	184,132	23.2%	449,306	40.1%	76,898	18.3%
Subtotal: gross margin and margin % from the United States	1,029,479	35.0%	1,692,079	44.8%	716,796	37.8%

Total Gross Margin and Margin %	$8,147,325	47.2%	$6,102,671	46.0%	$6,930,423	47.2%

China

Gross profit from China increased by $2,707,254, or 61.4%, from $4,410,592 for the year ended December 31, 2022 to $7,117,846 for the year ended December 31, 2023. The increase was mainly attributable to the overall increase in sales. The gross margin increased by 3.2 percentage points from 46.5% for the year ended December 31, 2022 to 49.7% for the year ended December 31, 2023. The gross profit of bakery products increased by $2,054,100, or 51.1%, from $4,018,410 for the year ended December 31, 2022 to $6,072,510 for the year ended December 31, 2023, and the gross margin of bakery products increased by 2.3 percentage points from 46.2% for the year ended December 31, 2022 to 48.5% for the year ended December 31, 2023. During the year ended December 31, 2022, the PRC Stores experienced temporary closures in compliance with the COVID-19 regional lockdowns and the difficulty in estimating customer demand, which resulted in spoilage and wastage of excess bakery products, fresh ingredients, and ingredients with shorter storage life. During the year ended December 31, 2023, the PRC Stores gradually returned to normal operation, and less spoilage and wastage of inventory was incurred. The gross profit of other products increased by $653,154, or 166.5%, from $392,182 for the year ended December 31, 2022 to $1,045,336 for the year ended December 31, 2023, and the gross margin increased by 8.8 percentage points from 49.9% for the year ended December 31, 2022 to 58.7% for the year ended December 31, 2023. The gross margin of seasonal products increased by 10.2 percentage points from 51.4% for the year ended December 31, 2022 to 61.6% for the year ended December 31, 2023. As the Mid-autumn Festival fell in September 2022, the PRC Stores’ sales of mooncakes were adversely affected by the 2022 Outbreak. In order to increase the sales and clear our stocks, the PRC Stores had to offer more discounts to customers, which resulted in a decrease in gross margin of seasonal products for the year ended December 31, 2022 as compared to the fiscal year of 2023. The gross margin of beverage products increased by 11.8 percentage points from 38.7% for the year ended December 31, 2022 to 50.5% for the year ended December 31, 2023. The increase in gross margin of beverage products was primarily due to a decrease in spoilage and wastage of raw materials during the year ended December 31, 2023, as the staff at the PRC stores have become more experienced in preparing coffee products since the launch of the coffee business in the year ended December 31, 2022. Moreover, due to the increased prices of raw materials such as fresh fruit and the increased inventory spoilage of fresh ingredients caused by the irregular opening hours and store closure during the 2022 Outbreak, the gross margin of beverage products decreased in the year ended December 31, 2022.

Gross profit from China decreased by $1,803,035, or 29.0%, from $6,213,627 for the year ended December 31, 2021 to $4,410,592 for the year ended December 31, 2022. The decrease was mainly attributable to the overall decrease in sales. The gross margin decreased by 2.1 percentage points from 48.6% for the year ended December 31, 2021 to 46.5% for the year ended December 31, 2022. The gross profit of bakery products decreased by $1,532,407, or 27.6%, from $5,550,817 for the year ended December 31, 2021 to $4,018,410 for the year ended December 31, 2022, and the gross margin of bakery products decreased by 1.3 percentage points from 47.5% for the year ended December 31, 2021 to 46.2% for the year ended December 31, 2022. As mentioned above, the business operation of our PRC Stores was adversely interrupted by the 2022 Outbreak, and the irregular opening hours and the store closure caused the customer demand of the products was harder to estimate, which resulted in excess bakery products, fresh ingredients, or ingredients with shorter storage life, being spoiled or expired during the 2022 Outbreak. The gross profit of other products decreased by $270,628, or 40.8%, from $662,810 for the year ended December 31, 2021 to $392,182 for the year ended December 31, 2022, and the gross margin decreased by 10.3 percentage points from 60.2% for the year ended December 31, 2021 to 49.9% for the year ended December 31, 2022. The decrease in gross margin was mainly due to a decrease in gross margin of beverage products by 17.0 percentage points from 55.7% for the year ended December 31, 2021 to 38.7% for the year ended December 31, 2022. The decrease was mainly due to higher spoilage and wastage of raw materials during the first few months after we started our new coffee business. Moreover, the decrease in gross margin of beverage products was also attributable to increased prices of raw materials such as fresh fruit during the year ended December 31, 2022, as well as the increased inventory spoilage of fresh ingredients caused by the irregular opening hours and store closure during the 2022 Outbreak. The decrease in gross margin was also due to the decrease in gross margin of seasonal products by 9.4 percentage points from 60.8% for the year ended December 31, 2021 to 51.4% for the year ended December 31, 2022. As the Mid-autumn Festival fell in September 2022, our sales of mooncakes were adversely affected by the 2022 Outbreak. In order to increase the sales and clear our stocks, we had to offer more discounts to our customers, which resulted in a decrease in gross margin of seasonal products for the year ended December 31, 2022 as compared to the same period last year.

United States

Gross profit from the U.S. decreased by $662,600, or 39.2%, from $1,692,079 for the year ended December 31, 2022 to $1,029,479 for the year ended December 31, 2023. The decrease was mainly attributable to the overall decrease in revenue. The gross margin decreased by 9.8 percentage points from 44.8% for the year ended December 31, 2022 to 35.0% for the year ended December 31, 2023. The gross profit of bakery products decreased by $172,878, or 83.0%, from $208,284 for the year ended December 31, 2022 to $35,406 for the year ended December 31, 2023, and the gross margin of bakery products decreased by 26.0 percentage points, from 34.0% for the year ended December 31, 2022 to 8.0% for the year ended December 31, 2023. The decrease in gross margin was mainly attributable to our two newly opened stores, Chanson 3rd Ave and Chanson Broadway. During the first few months after their opening, there were limited revenue generated, however, the fixed costs incurred, such as rental expense, salaries related expenses as well as other overhead expenses were much higher than the revenue earned, which led to negative gross margin from these two newly opened stores for the year ended December 31, 2023. Meanwhile, due to the increased competition from rivals operating in the same area as mentioned above, customer demand was harder to estimate and higher spoilage of inventory, excess raw materials and bakery products with short storage life was incurred. Together with the increased price of raw materials, the gross margin of bakery products decreased in the year ended December 31, 2023. The gross profit of beverage products decreased by $224,548, or 21.7%, from $1,034,489 for the year ended December 31, 2022 to $809,941 for the year ended December 31, 2023, and the gross margin of beverage products decreased by 2.9 percentage points, from 50.5% for the year ended December 31, 2022 to 47.6% for the year ended December 31, 2023. Due to increased competition from rivals operating in the same area, the U.S. Stores launched more promotions and offered more discounts in order to make their beverage products more appealing to the customers. Therefore, the gross margin of beverage products decreased during the year ended December 31, 2023. The gross profit of eat-in services decreased by $265,174, or 59.0%, from $449,306 for the year ended December 31, 2022 to $184,132 for the year ended December 31, 2023, and the gross margin of eat-in services decreased by 16.9 percentage points from 40.1% for the year ended December 31, 2022 to 23.2% for the year ended December 31, 2023. The decreased gross margin was mainly due to the negative gross margin contributed from Chanson 3rd Ave and Chanson Broadway, higher spoilage of inventory as well as increased price of raw materials as mentioned above.

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

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2023, 2022, and 2021.

	For the Years Ended December 31,
	2023		2022		2021
	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue

Total revenue	$17,252,662	100.0%	$13,272,075	100.0%	$14,690,295	100.0%
Total operating expenses:
Selling expenses	4,882,958	28.3%	3,697,909	27.9%	4,126,126	28.1%
General and administrative expenses	3,874,868	22.5%	3,842,787	29.0%	3,249,181	22.1%
Total operating expenses	$8,757,826	50.8%	$7,540,696	56.9%	$7,375,307	50.2%

Selling Expenses

Our selling expenses primarily include payroll and sales commission expenses paid to our sales and marketing personnel, store operating expenses, store rental, store decoration and maintenance expenses, utility expenses, and other expenses related to sales activities. Our selling expenses accounted for 28.3%, 27.9%, and 28.1% of our revenue for the years ended December 31, 2023, 2022, and 2021, respectively.

Selling expenses increased by $1,185,049, or 32.0%, from $3,697,909 for the year ended December 31, 2022 to $4,882,958 for the year ended December 31, 2023. The increase was primarily due to the increase in selling expenses of $1,335,251 from the PRC Stores, partially offset by the decrease of $150,202 from the U.S. Stores. The increase in selling expenses from the PRC Stores was mainly because the business operations in China fully recovered from the negative impact of the 2022 Outbreak. The increase was also due to the opening of new PRC Stores in the year ended December 31, 2023. The decrease in selling expenses from the U.S. Stores was mainly attributable to the increased lease concession of $127,500 received by Chanson 23rd Street and Chanson Greenwich in the year ended December 31, 2023.

Selling expenses decreased by $428,217, or 10.4%, from $4,126,126 for the year ended December 31, 2021 to $3,697,909 for the year ended December 31, 2022. The decrease in selling expenses was primarily due to the decrease of $619,483 from the PRC stores, as our business operation was adversely interrupted by the 2022 Outbreak as mentioned above, partially offset by the increase of $240,596 incurred by Chanson Greenwich.

General and Administrative Expenses

Our general and administrative expenses primarily consist of administrative employee salaries, welfare and insurance expenses, depreciation, and professional service expenses. Our general and administrative expenses accounted for 22.5%, 29.0%, and 22.1% of our revenue for the years ended December 31, 2023, 2022, and 2021, respectively.

General and administrative expenses increased by $32,081, or 0.8%, from $3,842,787 for the year ended December 31, 2022 to $3,874,868 for the year ended December 31, 2023. The increase was mainly due to the increased general and administrative expenses of $380,915 incurred by the PRC Stores. The increase in general and administrative expenses from the PRC Stores was mainly because the business operations in China fully recovered from the negative impact of the 2022 Outbreak. The increase was also due to the increased salaries related costs, as more employees were hired for the newly opened stores. The increase was also attributable to the increased consulting and professional service fee as we became a public company upon the completion of initial public offering in the year ended December 31, 2023. The increase was partially offset by the decreased general and administrative expenses of $348,834 incurred by the U.S. Stores. The decrease in general and administrative expenses from the U.S. Stores was primarily due to decreased salary and social security expenses, mainly resulting from optimization of management team of our U.S. Stores. In addition, the decrease was due to the decreased general and administrative expenses incurred by Chanson Greenwich, as Chanson Greenwich was closed in the second half of fiscal year 2023.

General and administrative expenses increased by $593,606, or 18.3%, from $3,249,181 for the year ended December 31, 2021 to $3,842,787 for the year ended December 31, 2022. The increase was primarily due to increased general and administrative expenses of $636,227 incurred by our stores in the U.S., mainly resulting from the full year operation of Chanson Greenwich which was opened in December 2021 as well as the increase rental expense for Chanson 3rd Ave and Chanson Broadway stores during the renovation period. The increase was partially offset by decreased general and administrative expenses of $42,621 incurred by our stores in China, as our business operation was adversely interrupted by the 2022 Outbreak as mentioned above.

Other Income, Net

Our other income, net primarily consists of gain or loss from disposal of fixed assets, rental income and government subsidies.

Other income, net remained relatively stable with a slight decrease by $1,399, or 0.7%, from other income, net of $194,824 for the year ended December 31, 2022 to other income, net of $193,425 for the year ended December 31, 2023.

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

Interest Income from Long Term Debt Investment

Interest income from long term debt investment was $534,575 during the year ended December 31, 2023. On March 31, 2023, the Company entered into a five-year agreement with Worthy Credit Limited (“Worthy Credit”), pursuant to which, the Company made payment of $6.0 million to Worthy Credit, and authorized Worthy Credit to invest the Company’s funds to provide loan services for housing mortgage applicants, with rates of return of 12% per annum. The Company recorded interest income of $534,575 for the year ended December 31, 2023.

Provision for Income Taxes

Our provision for income taxes was $119,416, $9,547, and $16,277 for the years ended December 31, 2023, 2022, and 2021, respectively. Under the EIT Law, domestic enterprises and foreign investment enterprises are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis.

Xinjiang United Family and its three branch offices were incorporated in the PRC. During the year ended December 31, 2023, Xinjiang United Family and all its four branch offices did not qualify as small-scaled minimal profit enterprises and were subject to 25% income tax rate. During the years ended December 31, 2022, and 2021, Xinjiang United Family and all its three branch offices qualified as small-scaled minimal profit enterprises. Based on the EIT Law, from January 1, 2019 to December 31, 2021, the portion of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the portion above RMB1 million was subject to a reduced rate of 10%. According to the Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise and Individually-Owned Businesses on April 2, 2021, the tax rate for the portion of its taxable income not more than RMB1 million is further reduced to 2.5% during the period from January 1, 2021 to December 31, 2022 and the tax rate for the portion above RMB1 million remains at a reduced rate of 10%.

The UFG Entities are individually-owned businesses, which are not subject to the EIT Law of the PRC, but the Individual Income Tax. The Measures for Individual Income Tax Calculation of Individual Industrial and Commercial Households, or the “Measures,” were adopted by the SAT on December 19, 2014 and promulgated on December 27, 2014, and amended on June 15, 2018. According to Article 7 of the Measures, for the income from production and operation of individually-owned businesses, the amount of taxable income shall be the balance of the total income of each tax year after deducting costs, expenses, taxes, losses and other expenditures, and allowable compensation for losses in previous years. Income tax for an individually-owned business can generally be assessed on an actual basis or a deemed basis, which the UFG Entities apply. Therefore, income tax for the UFG Entities is levied as a fixed-rate income tax at 1% of the deemed Taxable Net Income (“TNI”) as assessed by the local tax authority. According to Announcement No. 12 [2021] of the SAT, the tax rate is reduced by half to 0.5% during the period from January 1, 2021 to December 31, 2023. For the year ended December 31, 2023, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. For the year ended December 31, 2022, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. For the year ended December 31, 2021, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB25,000 to RMB180,000 per month. The rest of these UFG Entities were exempted from paying income tax. As of December 31, 2023, for the tax years ended December 31, 2019 through December 31, 2023, the UFG Entities remained open for statutory examination by PRC tax authorities. In addition, the TNI and tax rate of the UFG Entities are subject to periodical reassessment by the local tax authority. If the local tax authority determined that income tax for the UFG Entities should be levied at a higher TNI or higher tax rate, the UFG Entities would be obligated to pay additional income tax. Along with the continuing growth of business, we expect that the tax rates of these UFG Entities are likely to increase in the future in the annual assessment by the local tax authority based on past performance. If these UFG Entities change their forms of organization from individually-owned businesses to other corporate forms (such as limited liability company) as a result of their business development requirement, they will no longer enjoy the favorable tax rates and will be subject to the EIT Law, though we currently do not expect their forms of organization to change in the foreseeable future.

For the years ended December 31, 2023, 2022, and 2021, the tax saving as the result of the favorable tax rates and tax exemption amounted to $339,626, $223,920, and $494,744, respectively, and per share effect of the favorable tax rate and tax exemption was $0.03, $0.02, and $0.05, respectively.

Net Income (Loss)

As a result of the foregoing, we reported net income of $33,588 for the year ended December 31, 2023, net loss of $1,288,205 for the year ended December 31, 2022, and net income of $506,769 for the year ended December 31, 2021.

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

As of the date of this annual report, the PRC Stores are exclusively located in Xinjiang. In addition, the U.S. Stores’ current operations are limited to New York City. As a result, they are particularly susceptible to adverse trends, severe weather, competition, and economic conditions in these areas. Any unforeseen events or circumstances that negatively affect these areas could materially adversely affect the operating entities’ sales and profitability. These factors include, among other things, epidemics, changes in demographics, population and employee bases, wage increases, changes in economic conditions, severe weather conditions, and climate change. Such conditions may result in reduced customer traffic and spending in the operating entities’ stores, physical damage to their stores, loss of inventory, closure of one or more of their stores, inadequate workforce in their markets, temporary disruption in the supply of products, delays in the delivery of goods to their stores, increased expenses, and a reduction in the availability of products in their stores. Any of these factors may disrupt the operating entities’ business and materially adversely affect their financial condition and results of operations.

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

COVID-19 Affecting Our Results of Operations

Our business was adversely affected by the COVID-19 pandemic. Given the high public health risks associated with the disease, governments around the world have imposed various degrees of restrictions and other quarantine measures, including lockdowns, closures, quarantines, and travel bans, to intended to contain the spread of COVID-19. During the years ended December 31, 2022 and 2021, the COVID-19 pandemic had some negative impact on our results of operations, due to store closures, business suspensions, and limitations on operations in connection with the COVID-19 restrictions in China and the U.S. In early December 2022, China announced a nationwide loosening of its zero-COVID policy, and the country faced a wave in infections after the lifting of these restrictions, but the spread of the COVID-19 appeared to be under control currently. During the year ended December 31, 2023 and as of the date of this annual report, the COVID-19 pandemic has had minimal impact on our PRC Stores’ operations and the U.S. Stores are providing indoor dining services at their full capacity.

However, the impact of COVID-19 pandemic still depends on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, or the appearance of new or more severe strains of the virus, which are highly uncertain and unpredictable. Therefore, the impact of the COVID-19 pandemic on our future business, results of operations, and financial position cannot be reasonably estimated at this time.

The operating entities took actions to preserve their liquidity during the COVID-19 pandemic. On December 23, 2022, Xinjiang United Family entered into a loan agreement with Huaxia Bank to borrow RMB3 million as working capital for a year, with a maturity date of December 23, 2023. The loan bore a fixed interest rate of 3.95%. For further information on our bank loans, see “—B. Liquidity and Capital Resources—Contractual Obligations.” On April 29, 2020 and February 11, 2021, our subsidiary Chanson 23rd Street received funding for loans totaling $209,291 and $293,007 from Cathay Bank under the U.S. Small Business Administration (the “SBA”) Paycheck Protection Program (“PPP”), respectively, which is part of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), enacted on March 27, 2020. Chanson 23rd Street filed applications for forgiveness of the loans’ principal and interests, and the applications were approved by the bank and the SBA in May 2021 and November 2021, respectively. On May 24, 2021, Chanson 23rd Street received funding of $531,992 under the SBA Restaurant Revitalization Fund program.

B. Liquidity and Capital Resources

On April 3, 2023, we closed our initial public offering (“IPO”) of 3,390,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for the total gross proceeds of $13.6 million before deducting underwriting discounts and other related expenses. Net proceeds of our IPO were approximately $12.0 million. Our Class A ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “CHSN” on March 30, 2023.

As of December 31, 2023, we had $1,481,302 in cash and cash equivalents as compared to $2,915,470 as of December 31, 2022. As of December 31, 2023, we had $1,995,067 accounts receivable balance, approximately 21.9%, or $0.4 million, of which has been subsequently collected. The remaining balance is expected to be collected before December 31, 2024. The collection of such receivables made cash available for use in our operations as working capital, if necessary.

As of December 31, 2023, we had approximately $2.7 million in short-term bank loans. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and outstanding credit history.

On June 30, 2021, Xinjiang United Family entered into a 10-year lease agreement for approximately 54,638 square feet of building space, where it constructed a new central factory, to expand the production capacity. The investment budget for the new central factory is approximately RMB17.8 million (approximately $2.5 million) after VAT deduction. There are two stages for the construction. The first stage includes: 1) construction and renovation that cost approximately RMB12.8 million (approximately $1.8 million); 2) installation of production equipment of approximately RMB1.4 million (approximately $0.2 million); and 3) miscellaneous projects of approximately RMB1.1 million (approximately $0.2 million). The first stage of the construction was completed in June 2022, and passed inspection in July 2022, and the new central factory started production in early August 2022. The original second stage includes the construction of two new production lines of approximately RMB2.5 million (approximately $0.3 million), which is expected to start in the second half of fiscal year 2023 and complete by the end of 2023. Due to the opening of coffee bakery stores in PRC in fiscal year 2023, the construction plan of beverage production line with a budget of RMB0.8 million (approximately $0.1 million) was cancelled. In addition, the other moon cake production line with a budget of RMB1.7 million (approximately $0.2 million) is postponed to start between fiscal year 2024 and 2025, and complete before the end of 2025. As of December 31, 2023, our contractual obligation under the central factory construction was approximately RMB0.5 million (approximately $0.08 million). As of December 31, 2023, we had spent approximately RMB14.7 million (approximately $2.1 million), and the future minimum expenditure is estimated to be RMB2.2 million (approximately $0.3 million). We plan to use cash flow from the operations of the PRC Stores to fund the future construction. Our payment made and future payment schedule under the central factory construction project are as follows:

	Payment made in			Future payment
	Fiscal year 2021	Fiscal year 2022	Fiscal year 2023	Remainder of fiscal year 2024	Fiscal year 2025	Total
Contracts signed in fiscal year 2021:
Construction and renovation cost	$700,753	$453,109	$460,349	$14,727	$47,817	$1,676,755
Other expenses related to construction	90,005	-	-	-	-	90,005
Subtotal:	790,758	453,109	460,349	14,727	47,817	1,766,760

Contracts signed in fiscal year 2022:
Construction and renovation cost	-	119,145	-	14,365	-	133,510
Other expenses related to construction	-	60,522	-	-	-	60,522
Purchase of production equipment	-	198,742	-	-	-	198,742
Subtotal:	-	378,409	-	14,365	-	392,774

Contract expected to be signed between fiscal year 2024 and 2025(1):
Moon cake production line construction	-	-	-	-	240,120	240,120
Subtotal:	-	-	-	-	240,120	240,120
Total	$790,758	$831,518	$460,349	$29,092	$287,937	$2,399,654

Note:

(1)	No contracts were signed in the fiscal year of 2023, because the Company’s production needs have been largely satisfied after the construction projects were completed in 2022 and the Company did not make new construction plans in the fiscal year of 2023.

We also intend to open six additional new stores in the U.S. by fiscal year 2026, and the expected expenses related to opening these stores are approximately $3.0 million. We plan to use our cash on hand, cash flows from operations, and the net proceeds we received from the IPO to open the new stores in the U.S.

As of December 31, 2023, six coffee bakery stores and three bakery stores were opened. We currently plan to open another four stores, with a total budget of approximately RMB2.0 million (approximately $0.3 million) during fiscal year 2024. We plan to use our cash on hand and cash flows from operations to fund the new stores.

As of December 31, 2023, we had a negative working capital of approximately $5.4 million, including deferred revenue of approximately $7.1 million, which was reported as current liability, but will not require cash payment in the future. We expect to spend about $2.8 million when we produce and sell the products and realize the deferred revenue. As of December 31, 2022, we had a negative working capital of approximately $7.1 million, including deferred revenue of approximately $7.0 million, which was reported as current liability, but will not require cash payment in the future. We expect to spend about $2.8 million when we produce and sell the products and realize the deferred revenue.

In assessing our liquidity, our management monitors and analyzes our cash on hand, the proceeds we received from our IPO, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of December 31, 2023, we had cash and cash equivalents of approximately $1.5 million. The future capital expenditure on the central factory construction is expected to be approximately $29.1 thousand and $0.3 million in the remainder of fiscal year 2024 and fiscal year 2025, respectively. We believe that we would be able to make additional borrowings from banks based on past experience and our good credit history when necessary. All of the PRC stores resumed their normal business activities on December 10, 2022 and have fully recovered from the COVID-19 pandemic during the year ended December 31, 2023. We will further implement initiatives to control costs and improve our operating efficiency in fiscal year 2024. Therefore, revenue and net income are expected to increase in fiscal year 2024 as compared to fiscal year 2023. On April 3, 2023, we closed our IPO and the net proceeds of our IPO were approximately $12.0 million. Furthermore, our controlling shareholder, Mr. Gang Li, has made pledges to provide continuous financial support to our Company for at least 12 months from the issuance of our consolidated financial statements as of and for the year ended December 31, 2023. We believe our cash and cash equivalents on hand, our operating cash flows, the available bank facilities, the continuous support from our shareholder, and the proceeds we received from the IPO will be sufficient to meet our working capital needs over the next 12 months.

Currently, our main operations are conducted in China and a large portion of our revenue, expenses, cash and cash equivalents are denominated in RMB. Our holding company, however, may need dividends and other distributions on equity from our PRC subsidiary and the VIEs to satisfy its liquidity requirements. Although dividends may be freely remitted in or out of China in RMB or foreign currency according to the PRC regulations, our PRC subsidiary and the VIEs are restricted in their ability to transfer a portion of their net assets, equivalent to their reserves and their share capital, to the holding company in the form of loans, advances, or cash dividends. As of December 31, 2023 and 2022, the total restricted net assets equivalent amounted to $1,325,631 and $1,325,631, respectively.

Cash Flows for the Years Ended December 31, 2023, 2022, and 2021

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2023	2022	2021
Net cash (used in) provided by operating activities	$(2,953,853)	$551,348	$1,778,246
Net cash used in investing activities	(10,463,416)	(860,034)	(2,030,921)
Net cash provided by (used in) financing activities	12,059,025	9,929	(178,240)
Effect of exchange rate change on cash	(75,924)	(682,585)	206,659
Net decrease in cash and cash equivalents	(1,434,168)	(981,342)	(224,256)
Cash and cash equivalents at beginning of year	2,915,470	3,896,812	4,121,068
Cash and cash equivalents at end of year	$1,481,302	$2,915,470	$3,896,812

Operating Activities

Net cash used in operating activities was $2,953,853 for the year ended December 31, 2023, mainly derived from net income of $33,588 for the year, and net changes in our operating assets and liabilities, which mainly included an increase in prepaid expenses and other current assets of $3,573,002 due to the increased advance to suppliers as we made more advance payments paid to suppliers for purchases of raw materials for bakery products as a result of the increased revenue during the year ended December 31, 2023. The increase in prepaid expenses and other current assets was also attributable to the increased prepaid expenses as a result of the increased prepaid rental expenses and other miscellaneous expenses, generated by the newly opened stores in the PRC.

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

Investing Activities

Net cash used in investing activities amounted to $10,463,416 for the year ended December 31, 2023, which primarily consisted of payment made for long term debt investment of $6,000,000, payments made for loans to third parties of $3,900,000, prepayments for the software, equipment and product development of $1,190,000, purchase of property and equipment of $773,964 and purchase of intangible assets of $150,000, which was partially offset by the repayment from loans to third parties of $1,150,104.

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

Financing Activities

Net cash provided by financing activities was $12,059,025 for the year ended December 31, 2023, which primarily consisted of gross proceeds from IPO of $13,560,000 and proceeds from short-term bank loans of $2,685,588, which was partially offset by costs disbursed from IPO proceeds of $1,529,631 and repayment of funds provided by a shareholder of $1,892,423.

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

Contractual Obligations

As of December 31, 2023, our contractual obligations were as follows:

Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Short-term bank loan (1)	$2,782,708	$2,782,708	$-	$-	$-	$-	$-
Future lease payments (2)	16,522,585	2,742,956	2,301,330	2,069,924	2,042,720	1,854,723	5,510,932
Central factory construction (3)	76,909	29,092	47,817	-	-	-	-
Software development project (4)	710,000	710,000	-	-	-	-	-
Equipment procurement (5)	200,000	200,000	-	-	-	-	-
Total	$20,292,202	$6,464,756	$2,349,147	$2,069,924	$2,042,720	$1,854,723	$5,510,932

(1)

Repayment of short-term bank loans: as of December 31, 2023, our contractual obligation to repay the outstanding short-term bank loans totaled $2,782,708 and related to the following bank loan:

On September 7, 2023, Xinjiang United Family entered into a loan agreement with Bank of China to borrow RMB10.0 million ($1,412,469) as working capital for a year, with a maturity date of September 6, 2024. The loan bears a fixed interest rate of 3.55% per annum. The loan is guaranteed by the Company’s controlling shareholder Mr. Gang Li and his family member, Ms. Ying Xiong. In addition, Xinjiang United Family pledged its trademark rights as collateral to guarantee the Company’s loan from Bank of China.

On November 15, 2023, Xinjiang United Family entered into a loan agreement with Tianshan Rural Commercial Bank to borrow RMB3.0 million ($423,741) as working capital for a year, with a maturity date of November 14, 2024. The loan bears a fixed interest rate of 5.50% per annum. The loan is guaranteed by the Company’s controlling shareholder Mr. Gang Li and his family member, Ms. Ying Xiong.

On December 22, 2023, Xinjiang United Family entered into a loan agreement with Huaxia Bank to borrow RMB3.0 million ($423,741) as working capital for a year, with a maturity date of December 20, 2024. The loan bears a fixed interest rate of 5.00% per annum. Both loans were guaranteed by Ms. Baolin Wang, the legal representative of Xinjiang United Family, and Urumqi Plastic Surgery Hospital Co., Ltd., a related party that is controlled by the Chairman of the Company.

On December 26, 2023, Xinjiang United Family entered into a loan agreement with Xinjiang Urumqi Rural Commercial Bank to borrow RMB3.0 million ($423,741) as working capital for a year, with a maturity date of December 25, 2024. The loan bears a fixed interest rate of 5.50% per annum. The loan is guaranteed by two third-parties, Mr. Xiaochen Wang and his family member.

(2)	We lease office spaces, bakery stores facilities, and employee dormitories, which are classified as operating leases in accordance with ASC Topic 842. As of December 31, 2023, our future lease payments totaled $16,522,585.

(3)	Payment for central factory construction work: as of December 31, 2023, our contractual obligation to pay for central factory construction totaled $76,909, as discussed above in more details.

(4)

Payment for software development project: as of December 31, 2023, our contractual obligation to pay for the software development project totaled $710,000 and related to the following details:

On March 28, 2023, the Company signed a three-year research and development framework agreement with Peblla with a total value of $1.0 million. Pursuant to the agreement, Peblla will develop software for the Company, including cashier system, customized mobile application, a customer loyalty program and gift card system and online ordering website, etc. During the year ended December 31, 2023, the Company made prepayment of $290,000 to Peblla for this software development project. In December 2023, certain systems with value of $150,000 were completed and put into use, and hence was transferred to intangible assets in the consolidated balance sheet, and the remaining $140,000 prepayment to Peblla was recorded as a prepayment for software development on the balance sheet as of December 31, 2023.

(5)

Payment for product development project: as of December 31, 2023, our contractual obligation to pay for the product development project totaled $200,00.0

On April 1, 2023, the Company entered into an agreement with Luo and Long with a total value of $750,000. Pursuant to the agreement, Luo and Long will design and provide equipment for the Company’s new central factory. The equipment was originally expected to be delivered before January 31, 2024. Due to delays in the production process of the equipment, the equipment is now expected to be delivered before June 30, 2024. As of December 31, 2023, the Company made a prepayment of $550,000 to Luo and Long, and the remaining balance of $200,000 is expected to be paid when the equipment is delivered.

Off-Balance Sheet Arrangements

As of December 31, 2023, 2022 and 2021, we had not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—R&D” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities, realization of deferred tax assets and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and inventories, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, realization of deferred tax assets and revenue recognition. Actual results could differ from those estimates.

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses, as necessary. Accounts are written off against the allowance after efforts at collection prove unsuccessful. As of December 31, 2023 and 2022, the allowance for credit losses was both $nil.

Credit Losses

On January 1, 2023, the Company adopted Accounting Standards Update 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of January 1, 2023.

The Company’s account receivables and other receivables included in prepaid expenses and other current assets on the consolidated balance sheets are within the scope of ASC Topic 326. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable and other receivables balances, credit-worthiness of the customers and other debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and other debtors. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

ASC Topic 326 is also applicable to short-term and long-term loans to third parties. Management estimates the allowance for credit losses on loans not sharing similar risk characteristics on an individual basis. The key factors considered when determining the above allowances for credit losses include estimated loan collection schedule, discount rate, and assets and financial performance of the borrowers.

Expected credit losses are recorded as allowance for credit losses on the consolidated statements of operations and comprehensive income (loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

Inventories

Inventories consist of ingredient materials, finished goods, packaging materials and other materials. Inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include the cost of ingredient materials, direct labor, and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. We periodically evaluate inventories for their net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the years ended December 31, 2023, 2022 and 2021, no inventory reserve was recorded because no slow-moving, obsolete, or damaged inventory was identified.

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

The PRC Stores sell membership cards that do not have an expiration date and from which the PRC Stores do not deduct non-usage fees from outstanding card balances. Membership cards are reloadable and redeemable at any of our store locations. Amounts loaded into these cards are initially recorded as deferred revenue. When membership cards are redeemed at stores, the PRC Stores recognize revenue and reduce the deferred revenue. While the PRC Stores continue to honor all membership cards presented for payments, management determines the likelihood of redemption to be remote for certain cards with long periods of inactivity (“breakage”), which is five years after the last usage based upon our historical redemption patterns. Membership card breakage is recorded as revenue in the consolidated statements of operations and comprehensive income (loss). Membership card breakage was immaterial for the years ended December 31, 2023, 2022 and 2021.

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

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. We did not have contract assets as of December 31, 2023 and 2022. Our contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $7,085,696 and $6,958,160 as of December 31, 2023 and 2022, respectively, consist primarily of customer payments for the membership cards and the fair value of the cash vouchers under our customer loyalty programs. These amounts represent our unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the years ended December 31, 2023, 2022 and 2021 that was included in the opening deferred revenue was $6,559,028, $4,920,442 and $4,823,134, respectively. As of December 31, 2023, the aggregate amount of unredeemed membership cards and cash vouchers was $7,085,696. We will recognize revenue when customers redeem the membership cards or cash vouchers in store purchases. Based on our historical experience, a significant portion of the redemption is expected to occur during the first two years after December 31, 2023 and the remaining between the third and fifth year.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes were incurred during the years ended December 31, 2023, 2022 and 2021. We do not believe there was any uncertain tax provision at December 31, 2023 and 2022.

Our operating subsidiary in China is subject to the income tax laws of the PRC. Our operating subsidiaries in United States are subject to the tax law of the United States. As of December 31, 2023, the tax years ended December 31, 2019 through December 31, 2023 for our PRC subsidiary remain open for statutory examination by PRC tax authorities, and the tax years ended December 31, 2021 through December 31, 2023 for our United States subsidiaries remain open for statutory examination by U.S. tax authorities.

Recent accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this guidance on January 1, 2024 and the adoption of this ASU did not have a material impact on its financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. We plan to adopt this guidance effective January 1, 2025 and the adoption of this ASU is not expected to have a material impact on our financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have material impact on our consolidated financial position, statements of operations, and cash flows.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Gang Li	57	Chairman and Chief Executive Officer
Jihong Cai	53	Chief Financial Officer
Yong Du	51	Independent Director
Shuaiheng Zhang	60	Independent Director
Shouhua Nie	43	Independent Director
Jin Wang	44	Independent Director

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

Mr. Shuaiheng Zhang has served as our independent director since August 2023. Mr. Zhang has over 40 years of business and managerial experience in electronic components manufacturing and new energy industries. Since September 2019, Mr. Zhang has been serving as the General Manager at Sunwoda Electronic Co., Ltd, a company listed on the Growth Enterprise Market of Shenzhen Stock Exchange since 2011 and a developer and manufacturer of lithium-ion battery cells and modules. From December 2015 to September 2019, Mr. Zhang served as the General Manager and Chairman of the Board of Directors of Shenzhen SEG Longyan Energy Technology Co., Ltd., a company engaged in the development and sales of solar power plants and accessories. Prior to that, Mr. Zhang served as the General Manager of Shenzhen SI Semiconductors Co., Ltd, a power semiconductor device manufacturer with international presence from July 2013 to December 2015. Mr. Zhang received his EMBA degree from Tsinghua University in 1998 and a bachelor’s degree from Xidian University in 1986.

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

Mr. Jin Wang has served as our independent director since November 2023. Mr. Wang served as the Financial Manager at JunYe Investment Company from January 2019 to December 2022 and his major responsibilities included financial policy making and human resources management. Mr. Wang served as the Compliance Manager at Xiangcai Securities Co., Ltd. from January 2015 to December 2018, where he supervised industry compliance matters. He received his Bachelor of Arts degree in Literature from Xiangtan University in 2002.

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

Controlled Company

Mr. Gang Li, our chief executive officer, director, and Chairman, beneficially own approximately 93.61% of the aggregate voting power of our outstanding ordinary shares as of the date of this annual report. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

B. Compensation

For the year ended December 31, 2023, we paid an aggregate of approximately $217,000 as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiary and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

C. Board Practices

Board of Directors

Our board of directors consists of five directors. Our board of directors have determined that our four independent directors, Yong Du, Shuaiheng Zhang, Shouhua Nie, and Jin Wang satisfy the “independence” requirements of the Nasdaq corporate governance rules.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act (Revised) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated articles of association. We have the right to seek damages if a duty owed by any of our directors is breached.

Our board of directors have all powers necessary for managing, directing and supervising our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ general meetings of shareholders;
●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company; and

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Unless re-appointed or removed from office pursuant to the provisions of our amended and restated articles of association, each of our directors shall hold office for a term expiring at the next-following annual general meeting of the Company, at which such director is eligible for reelection. A director will cease to be a director if he (i) is prohibited by the law of the Cayman Islands from acting as a Director; (ii) becomes bankrupt or makes any arrangement or composition with his creditors; (iii) resigns his office by notice to the company; (iv) only held office as a director for a fixed term and such term expires; (v) in the opinion of a registered medical practitioner by whom the director is being treated, the director becomes physically or mentally incapable of acting as a director; (vi) is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); (vii) is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or (viii) without the consent of the other directors, is absent from meetings of directors for a continuous period of six months. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to such employment agreements, we have agreed to employ each of our executive officers for a specified time period, which will be automatically renewed unless either party gives the other party a written notice to terminate the agreement six months prior to the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Insider Participation Concerning Executive Compensation

Prior to March 2023, our Chairman, Mr. Gang Li, was making all determinations regarding executive officer compensation. After March 2023, when our compensation committee was set up, the compensation committee is making all determination regarding executive officer compensation (please see below).

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. Each of the committees is comprised of our independent directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of our three independent directors, Yong Du, Shouhua Nie, and Shuaiheng Zhang. Yong Du is the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Yong Du qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of our three independent directors, Yong Du, Shouhua Nie, and Shuaiheng Zhang. Shouhua Nie is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of our three independent directors, Yong Du, Shouhua Nie, and Shuaiheng Zhang. Shuaiheng Zhang is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 6,755,319 Class A Ordinary Shares and 5,670,000 Class B Ordinary Shares outstanding as of the date of this annual report.

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

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power*
	Number	%	Number	%	%
Directors and Executive Officers(1):
Gang Li(2)	2,700,000	39.97%	5,670,000	100%	93.61%
Jihong Cai(3)	270,000	4.00%	—	—	0.43%
Yong Du	—	—	—	—	—
Shuaiheng Zhang	—	—	—	—	—
Shouhau Nie	—	—	—	—	—
Jin Wang	—	—	—	—	—
All directors and executive officers as a group (six individuals):	2,970,000	43.97%	5,670,000	100%	94.04%

5% Shareholders:
Danton Global Limited(2)	2,700,000	39.97%	5,670,000	100%	93.61%

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

(1)	Unless otherwise indicated, the business address of each of the individuals is No. 26 Culture Road, Tianshan District, Urumqi, Xinjiang, China.

(2)	Represents 2,700,000 Class A Ordinary Shares and 5,670,000 Class B Ordinary Shares held by Danton Global Limited, a British Virgin Islands company, which is 100% owned by Mr. Gang Li. The registered address of Danton Global Limited is 3rd Floor, J & C Building, Road Town, Tortola, British Virgin Islands, VG1110.

(3)	Represents 270,000 Class A Ordinary Shares held by Haily Global Limited, a British Virgin Islands company, which is 100% owned by Ms. Jihong Cai. The registered address of Haily Global Limited is 3rd Floor, J & C Building, Road Town, Tortola, British Virgin Islands, VG1110.

On February 5, 2024, Haily Global Limited elected to convert on a one-for-one basis 270,000 Class B Ordinary Shares into 270,000 Class A Ordinary Shares, which was duly approved by our board of directors.

As of the date of this annual report, approximately 96.00% of our issued and outstanding Class A Ordinary Shares are held in the United States by two record holders, Danton Global Limited, a British Virgin Islands company which is 100% owned by Mr. Gang Li, and Cede and Company, and 100% of our issued and outstanding Class B Ordinary Shares are held by one record holder, Danton Global Limited, in the United States.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

The VIE Agreements

See “Item 3. Key Information—Our Corporate Structure—The United Family Group.”

Material Transactions with Related Parties

During the year ended December 31, 2023 and as of the date of this annual report, we have engaged in the following related party transactions. The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to Us
Gang Li	Our chief executive officer, director, and chairman of the board of directors
Ying Xiong	Mr. Gang Li’s family member
Urumqi Plastic Surgery Hospital Co., Ltd.	Controlled by Mr. Gang Li
Baolin Wang	the legal representative of Xinjiang United Family

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

Due to a Related Party

As of December 31, 2023, due to a related party of $48,042 primarily represented advances provided by Mr. Gang Li, to fund the Company’s operations. These payables were unsecured, non-interest bearing, and due on demand. All expenses and liabilities were paid by Mr. Gang Li on behalf of the Company, and recorded in the Company’s consolidated financial statements in a timely manner. The outstanding amount is expected to be repaid before June 30, 2024.

Guarantees by Related Parties

On December 23, 2022, Xinjiang United Family entered into a loan agreement with Huaxia Bank to borrow RMB3.0 million ($434,959) as working capital for a year, with a maturity date of December 23, 2023. The loan bears a fixed interest rate of 3.95% per annum. The loan was repaid in full upon maturity. On December 22, 2023, Xinjiang United Family entered into another loan agreement with Huaxia Bank to borrow RMB3.0 million ($423,741) as working capital for a year, with a maturity date of December 20, 2024. The loan bears a fixed interest rate of 5.00% per annum. Both loans were guaranteed by Ms. Baolin Wang, and Urumqi Plastic Surgery Hospital Co., Ltd.

On September 7, 2023, Xinjiang United Family entered into a loan agreement with Bank of China to borrow RMB10.0 million ($1,412,469) as working capital for a year, with a maturity date of September 6, 2024. The loan bears a fixed interest rate of 3.55% per annum. The loan is guaranteed by Mr. Gang Li and Ms. Ying Xiong. In addition, Xinjiang United Family pledged its trademark rights as collateral to guarantee the Company’s loan from Bank of China.

On November 15, 2023, Xinjiang United Family entered into a loan agreement with Tianshan Rural Commercial Bank to borrow RMB3.0 million ($423,741) as working capital for a year, with a maturity date of November 14, 2024. The loan bears a fixed interest rate of 5.50% per annum. The loan is guaranteed by Mr. Gang Li and Ms. Ying Xiong.

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

Dividend Policy

For cash transfers and transfers of other assets between our Company, our subsidiaries, and the VIEs, see “Item 3. Key Information—Asset Transfers Between Our Company, Our Subsidiaries, and the VIEs.”

For our policy on dividend distributions, see “Item 3. Key Information—Dividends or Distributions Made to our Company and U.S. Investors and Tax Consequences.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “CHSN.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “CHSN.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association, Exhibit 3.1, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-254909), as amended, initially filed with the SEC on March 31, 2021. Also see Exhibit 2.3 attached to this annual report.

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

The implementation rules of the EIT Law provide that, (i) if an enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as PRC-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as PRC-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Beijing Dacheng Law Offices, LLP (Guangzhou) (“Dacheng”), our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, Dacheng is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report. Therefore, Dacheng believes that it is possible but highly unlikely that income received by our overseas shareholders will be regarded as PRC-sourced income.

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

Cayman Islands Taxation

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

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. We have not declared any dividends to our shareholders as of the date of this annual report.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market LLC. Our Class A Ordinary Shares are presently traded on the Nasdaq Stock Market LLC. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

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

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

PFIC Consequences

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

Based on our operations and the composition of our assets, it appears we are not a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for any future taxable year. Depending on the amount of cash and any other assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating the UFG Entities as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with the UFG Entities, and as a result, we are treating the UFG Entities as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning the UFG Entities for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raised in our offerings. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our offerings. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raised in our offerings) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC. Our Class A Ordinary Shares are presently traded on the Nasdaq Capital Market.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

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

J. Annual Report to Security Holders

Not applicable.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of December 31, 2023 and 2022, $864,426 and $2,747,940 of our cash was on deposit at financial institutions in the PRC, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of December 31, 2023 and 2022, $555,799 and $115,452 of our cash was on deposit at financial institutions in the U.S. which were insured by the Federal Deposit Insurance Corporation subject to certain limitations. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

The annual inflation rate in the U.S. was 3.4% in 2023, according to the Council of Economic Advisers. Increases in the inflation rate of prices of commodities that are inputs to the products and services of the U.S. Stores, such as agricultural and energy commodities, have led to higher raw material, fuel, freight, warehousing, and labor costs and operating expenses. If the disposable income of the customers of the U.S. Stores does not increase at a similar rate as inflation does, the U.S. Stores’ sales could suffer, which could materially and adversely affect their business and financial condition and cause the U.S. Stores to have additional working capital needs. However, the U.S. Stores cannot predict whether or how long the higher inflation rates will persist. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The operating entities’ inability to source raw materials or other inputs of an acceptable type or quality could adversely affect their results of operations.”

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

Use of Proceeds

The net proceeds raised from our initial public offering were $12,030,369 after deducting underwriting discounts and the offering expenses payable by us. As of the date of this annual report, we have used approximately $1.81 million for opening new stores. We intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-254909).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023.

Based on that evaluation, our management has concluded that, due to the material weakness described below, as of December 31, 2023, our disclosure controls and procedures were not effective. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules, which led to a material weakness. Our management is currently in the process of evaluating the steps necessary to remediate the material weakness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2023.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified was that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules. Due to the foregoing material weakness, management concluded that as of December 31, 2023, our internal control over financial reporting was ineffective.

To remedy our identified material weakness identified to date, we plan to undertake steps to strengthen our internal control over financial reporting, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A Ordinary Shares and the Trading Market—If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our Class A Ordinary Shares may be adversely impacted.”

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Yong Du qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Yong Du satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Assentsure, our independent registered public accounting firm since July 10, 2023, Marcum Asia, our independent registered public accounting firm from September 29, 2022 to July 9, 2023, and Friedman, our independent registered public accounting firm before September 29, 2022, for the years indicated.

	For the Years Ended December 31,
	2023	2022	2021
Audit fees (1)	$210,000	$300,000	$280,000
Audit-Related fees (2)	14,330	9,000	6,900
Tax fees	-	-	-
All other fees	-	-	-
Total	$224,330	$309,000	$286,900

Notes:

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2023.

(2)	Audit-related fees include the aggregate fees billed in each of the fiscal years for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 10, 2023, the Company appointed Assentsure as its independent registered public accounting firm, effective on the same day. Assentsure replaced Marcum Asia, the former independent registered public accounting firm of the Company, which the Company dismissed on July 9, 2023. The appointment of Assentsure and the dismissal of Marcum Asia were made after careful consideration and evaluation process by the Company and were approved by the audit committee of the board of directors of the Company. The Company’s decision was not as a result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Marcum Asia served as the Company’s independent public accounting firm from November 10, 2022 to July 9, 2023. The audit report of Marcum Asia on the consolidated financial statements of the Company as of December 31, 2022 and for the year ended December 31, 2022 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the Company’s engagement of Marcum Asia until July 9, 2023, there had been no disagreements with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

During the Company’s engagement of Marcum Asia until July 9, 2023, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the Risk Factors section of the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, or SEC, on May 1, 2023.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Assentsure, neither the Company, nor someone on behalf of the Company, has consulted Assentsure regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Assentsure concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

Marcum Asia’s letter addressed to the SEC stating whether or not it agrees with the above statement is attached as Exhibit 15.2 of this annual report. The details of our change of auditor are described in the report of foreign private issuer on Form 6-K filed with the SEC on July 11, 2023 (File No. 001-41663), which is incorporated by reference herein.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, which is attached as Exhibit 97.1 to this annual report.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. We have implemented cybersecurity measures and protocols for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. We aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

For example, Xinjiang United Family has adopted and implemented cybersecurity risk management regulations which classify cybersecurity threats and issues, specify the responsibility of information technology personnel, and the processes for preventing, identifying, and managing cybersecurity risks and issues. The U.S. Stores have not implemented cybersecurity risk management regulations and mainly rely on technological safeguards installed in their computer systems. We are reliant on third parties to service parts of our IT infrastructure. We do not have processes to oversee and identify risks from cybersecurity threats associated with the use of any third-party service provider.

In the year ended December 31, 2023, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Although risks from cybersecurity threats have not to date materially affected, and we do not believe they are reasonably likely to materially affect, us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to our data and systems. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Any disruption of our information technology system would harm the operating entities’ business and reduce their profitability” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Data security breaches and attempts thereof could negatively affect the operating entities’ reputation, credibility, and business.”

Governance

According to the cybersecurity risk management regulations implemented by Xinjiang United Family, our information technology personnel have the primary responsibility for day-to-day assessment and management of cybersecurity risks. Our information technology monitor cybersecurity risks. When cybersecurity issues occur, our information technology personnel will collect the relevant information, prepare solutions to mitigate the issues, and report the incidents to our management. Our management supervises our information technology personnel.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Chanson International Holding, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-254909) initially filed with the Securities and Exchange Commission on March 31, 2021)
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-254909) initially filed with the Securities and Exchange Commission on March 31, 2021)
2.2	Form of Underwriter’s Warrants (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)
2.3	Description of Securities (incorporated by reference to Exhibit 2.3 of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on May 1, 2023)
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-254909) initially filed with the Securities and Exchange Commission on March 31, 2021)
4.2	English Translation of the Form of Exclusive Service Agreement between each UFG Operator and Xinjiang United Family, as currently in effect, and a schedule of all executed Exclusive Service Agreements adopting the same form (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)
4.3	English Translation of the Form of Operating Rights Proxy Agreement between each UFG Operator and Xinjiang United Family, as currently in effect, and a schedule of all executed Operating Rights Proxy Agreements adopting the same form (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)
4.4	English Translation of the Form of Pledge Agreement between each UFG Operator and Xinjiang United Family, as currently in effect, and a schedule of all executed Pledge Agreements adopting the same form (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)
4.5	English Translation of the Form of Call Option Agreement between each UFG Operator and Xinjiang United Family, as currently in effect, and a schedule of all executed Call Option Agreements adopting the same form (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)
4.6	English Translation of the Form of Spousal Consent granted by the spouse of each UFG Operator, as currently in effect, and a schedule of all executed Spousal Consents adopting the same form (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)

4.7	English Translation of Premises Use Agreement dated April 30, 2020, and Supplemental Agreement dated June 18, 2020, between Xinjiang United Family and Urumqi Plastic Surgery Hospital Co., Ltd. (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-254909) initially filed with the Securities and Exchange Commission on March 31, 2021)
4.8	English Translation of Lease Agreement dated June 30, 2021, between Xinjiang United Family and Xinjiang Chuangbo Park Development Co., Ltd. (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1/A No. 2 (File No. 333-254909) filed with the Securities and Exchange Commission on August 27, 2021)
4.9*	Office Licensing Agreement dated March 25, 2024 between Chanson International and CL Asset Management LLC
4.10*	English Translation of Working Capital Loan Agreement dated December 22, 2023, between Xinjiang United Family and Huaxia Bank Co., Ltd.
4.11*	English Translation of Working Capital Loan Agreement dated September 7, 2023, between Xinjiang United Family and Bank of China
4.12*	English Translation of Working Capital Loan Agreement dated December 26, 2023, between Xinjiang United Family and Xinjiang Urumqi Rural Commercial Bank
4.13*	English Translation of Working Capital Loan Agreement dated November 15, 2023, between Xinjiang United Family and Tianshan Rural Commercial Bank
4.14*	English Translation of Working Capital Loan Agreement dated December 19, 2023, between Xinjiang United Family and Tianshan Rural Commercial Bank
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-254909) initially filed with the Securities and Exchange Commission on March 31, 2021)
11.2*	Insider Trading Policy of the Registrant
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Beijing Dacheng Law Offices, LLP (Guangzhou)
15.2	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated July 11, 2023 (incorporated by reference to Exhibit 16.1 of the report of foreign private issuer on Form 6-K filed with the SEC on July 11, 2023)
97.1*	Compensation Recovery Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Chanson International Holding

	By:	/s/ Gang Li
Gang Li
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: April 30, 2024

CHANSON INTERNATIONAL HOLDING

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Chanson International Holding

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Chanson International Holding and its subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023, and the consolidated results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws. and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Assentsure PAC

Singapore

April 30, 2024

PCAOB ID number: 6783

We have served as the Company’s auditor since 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Chanson International Holding

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Chanson International Holding and its subsidiaries (collectively, the “Company”) as of December 31, 2022, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Marcum Asia CPAs llp

We have served as the Company’s auditor since 2019 through 2023 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York
May 1, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Chanson International Holding and Subsidiaries

Opinion on the Financial Statements

We have audited the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows of Chanson International Holding and its subsidiaries (collectively, the “Company”) for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations of the Company and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provide a reasonable basis for our opinion.

/s/ Friedman LLP

We served as the Company’s auditor from 2019 to 2022.

New York, New York

September 2, 2022

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,481,302	$2,915,470
Accounts receivable	1,995,067	1,260,453
Inventories	723,905	693,506
Deferred offering costs	-	763,611
Prepaid expenses and other current assets	5,134,173	833,238
	9,334,447	6,466,278

NON-CURRENT ASSETS:
Operating lease right-of-use assets	13,059,561	13,921,825
Property and equipment, net	5,462,063	5,871,775
Intangible assets, net	150,000	-
Long term security deposits	894,715	958,320
Prepayment for the software, equipment and product development	790,000	-
Long term debt investment	6,534,575	-
Long term loan to a third-party	2,066,822	-
Long term prepaid expenses	142,113	110,988
	29,099,849	20,862,908

TOTAL ASSETS	$38,434,296	$27,329,186

LIABILITIES
CURRENT LIABILITIES:
Short-term bank loans	$2,683,692	$434,959
Accounts payable	1,919,189	1,424,766
Due to a related party	48,042	1,798,605
Taxes payable	96,176	130,727
Deferred revenue	7,085,696	6,958,160
Operating lease liabilities, current	2,198,192	1,770,398
Other current liabilities	697,702	1,014,452
	14,728,689	13,532,067

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	11,691,251	12,620,070
	11,691,251	12,620,070

TOTAL LIABILITIES	26,419,940	26,152,137

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized; 12,425,319 shares and 9,000,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively:
Class A ordinary share, $0.001 par value, 44,000,000 shares authorized; 6,485,319 shares and 3,060,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively	6,485	3,060
Class B ordinary share, $0.001 par value, 6,000,000 shares authorized; 5,940,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively	5,940	5,940
Additional paid-in capital	11,800,472	869,400
Statutory reserve	447,231	447,231
Accumulated deficit	(150,254)	(183,842)
Accumulated other comprehensive (loss) income	(95,518)	35,260
TOTAL SHAREHOLDERS’ EQUITY	12,014,356	1,177,049

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$38,434,296	$27,329,186

The accompanying notes are an integral part of these consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2023	2022	2021

REVENUE	$17,252,662	$13,272,075	$14,690,295
COST OF REVENUE	9,105,337	7,169,404	7,759,872
GROSS PROFIT	8,147,325	6,102,671	6,930,423

OPERATING EXPENSES
Selling expenses	4,882,958	3,697,909	4,126,126
General and administrative expenses	3,874,868	3,842,787	3,249,181
Total operating expenses	8,757,826	7,540,696	7,375,307

LOSS FROM OPERATIONS	(610,501)	(1,438,025)	(444,884)

OTHER INCOME (EXPENSE)
Interest income (expense), net	35,505	(35,457)	(98,033)
Other income, net	193,425	194,824	1,065,963
Interest income from long term debt investment	534,575	-	-
Total other income, net	763,505	159,367	967,930

INCOME (LOSS) BEFORE INCOME TAX EXPENSE	153,004	(1,278,658)	523,046

INCOME TAX EXPENSE	(119,416)	(9,547)	(16,277)

NET INCOME (LOSS)	33,588	(1,288,205)	506,769
Foreign currency translation (loss) income	(130,778)	(369,705)	88,952

TOTAL COMPREHENSIVE INCOME (LOSS)	$(97,190)	$(1,657,910)	$595,721

Earnings (Loss) per ordinary share - basic and diluted	$0.003	$(0.14)	$0.06
Weighted average shares - basic and diluted	11,537,373	9,000,000	9,000,000

The accompanying notes are an integral part of these consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares				Additional		Retained Earnings	Accumulated Other	Total
	Class A Shares	Amount	Class B Shares	Amount	Paid-in Capital	Statutory Reserve	(Accumulated Deficit)	Comprehensive Income (Loss)	Shareholders’ Equity
Balance, January 1, 2021	3,060,000	$3,060	5,940,000	$5,940	$869,400	$447,231	$597,594	$316,013	$2,239,238

Net income	-	-	-	-	-	-	506,769	-	506,769
Foreign currency translation gain	-	-	-	-	-	-	-	88,952	88,952

Balance, December 31, 2021	3,060,000	$3,060	5,940,000	$5,940	$869,400	$447,231	$1,104,363	$404,965	$2,834,959

Net loss	-	-	-	-	-	-	(1,288,205)	-	(1,288,205)
Foreign currency translation loss	-	-	-	-	-	-	-	(369,705)	(369,705)

Balance, December 31, 2022	3,060,000	$3,060	5,940,000	$5,940	$869,400	$447,231	$(183,842)	$35,260	$1,177,049

Issuance of ordinary shares in initial public offerings, gross	3,390,000	3,390	-	-	13,556,610	-	-	-	13,560,000
Cost directly related to the initial public offering	-	-	-	-	(2,625,503)	-	-	-	(2,625,503)
Stock issuance for warrants exercised	35,319	35	-	-	(35)	-	-	-	-
Net income	-	-	-	-	-	-	33,588	-	33,588
Foreign currency translation loss	-	-	-	-	-	-	-	(130,778)	(130,778)

Balance, December 31, 2023	6,485,319	$6,485	5,940,000	$5,940	$11,800,472	$447,231	$(150,254)	$(95,518)	$12,014,356

The accompanying notes are an integral part of these consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net income (loss)	$33,588	$(1,288,205)	$506,769
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Amortization of operating lease right-of-use assets	2,628,985	2,533,074	2,226,128
Depreciation	831,820	701,461	605,253
Gain on forgiveness of loan under Paycheck Protection Program	-	-	(502,298)
Loss on disposal of property and equipment	4,982	-	27,325
Impairment loss on property and equipment	272,350	-	-
Interest income from long term debt investment	(534,575)	-	-
Interest income from loan to a third-party	(66,822)	-	-

Changes in operating assets and liabilities:
Accounts receivable	(766,760)	(215,847)	(397,872)
Inventories	(45,821)	(206,264)	(46,384)
Prepaid expenses and other current assets	(3,573,002)	(430,717)	(175,630)
Long term security deposits	57,185	84,374	(236,020)
Long term prepaid expenses	(34,010)	(26,504)	38,476
Accounts payable	530,195	247,015	325,803
Taxes payable	(31,943)	103,212	(26,347)
Deferred revenue	307,169	1,411,004	1,252,776
Other current liabilities	(292,138)	(433,848)	98,362
Operating lease liabilities	(2,275,056)	(1,927,407)	(1,918,095)
Net cash (used in) provided by operating activities	(2,953,853)	551,348	1,778,246

Cash flows from investing activities:
Purchase of property and equipment	(773,964)	(860,034)	(2,038,054)
Purchase of intangible assets	(150,000)	-	-
Proceeds from disposal property and equipment	444	-	7,133
Payment made for long term debt investment	(6,000,000)	-	-
Advance of loans to third parties	(3,900,000)	-	(1,550,628)
Repayment from loans to third parties	1,150,104	-	1,550,628
Prepayment for the software, equipment and product development	(1,190,000)	-	-
Refund of prepayment for the product development	400,000	-	-
Net cash used in investing activities	(10,463,416)	(860,034)	(2,030,921)

Cash flows from financing activities:
Gross proceeds from initial public offerings	13,560,000	-	-
Direct costs disbursed from initial public offerings proceeds	(1,529,631)	-	-
Proceeds from short-term bank loans	2,685,588	445,831	1,903,563
Repayments of short-term bank loans	(424,040)	(1,474,129)	(2,683,814)
Proceeds from long-term bank loan	-	-	293,007
Advances received from (payments made to) a related party	(1,892,423)	1,076,717	572,712
Payments made for deferred offering costs	(340,469)	(38,490)	(263,708)
Net cash provided by (used in) financing activities	12,059,025	9,929	(178,240)

Effect of exchange rate fluctuation on cash and cash equivalents	(75,924)	(682,585)	206,659

Net decrease in cash and cash equivalents	(1,434,168)	(981,342)	(224,256)
Cash and cash equivalents, beginning of year	2,915,470	3,896,812	4,121,068
Cash and cash equivalents, end of year	$1,481,302	$2,915,470	$3,896,812

Supplemental cash flow information
Cash paid for income taxes	$92,409	$5,282	$9,981
Cash paid for interest	$32,444	$37,277	$66,688

Non-cash operating, investing and financing activities
Payable for purchase of property and equipment	$-	$463,556	$682,618
Right of use assets obtained in exchange for operating lease liabilities	$1,676,362	$5,160,825	$2,420,359
PPP loan forgiveness	$-	$-	$502,298
Deferred IPO cost offset with additional paid-in capital	$1,095,872	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Chanson International Holding (“Chanson International,” or the “Company”), formerly known as RON Holding Limited, was incorporated under the laws of the Cayman Islands on July 26, 2019 as a holding company. Chanson International owns 100% of the equity interests of Deen Global Limited (“Deen Global”), a limited liability company incorporated under the laws of British Virgin Islands (“BVI”) on August 13, 2019. Deen Global owns 100% of the equity interests of Jenyd Holdings Limited (“Jenyd”), a business company incorporated in accordance with the laws and regulations of Hong Kong on September 13, 2019.

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

Xinjiang United Family operates a bakery chain in China’s Xinjiang autonomous region under the brand name of “George●Chanson.” The chain currently consists of five directly-owned high-end bakery stores in the City of Urumqi and 32 bakery stores organized as individually-owned businesses known as the United Family Group (each a “UFG entity” and, collectively, the “UFG entities”) in Xinjiang region. The UFG entities are owned by the original shareholders of Xinjiang United Family but operated under a series of contractual agreements signed between the owners of these UFG entities and Xinjiang United Family.

On April 17, 2015, Xinjiang United Family incorporated a wholly-owned subsidiary, George Chanson (NY) Corp. (“Chanson NY”), in the State of New York, which owns and operates Chanson 23rd Street LLC (“Chanson 23rd Street”), a modern European-style café and eatery that specializes in the art of making French-style viennoiseries and pastries in the heart of Manhattan’s Flatiron District. On February 20, 2020, the Company’s Chairman, Mr. Gang Li, formed Chanson 355 Greenwich LLC (“Chanson Greenwich”), a New York limited liability company, and subsequently assigned his membership interests in Chanson Greenwich to Chanson NY on September 28, 2020. After the transfer, Chanson Greenwich became a wholly owned subsidiary of Chanson NY. Chanson Greenwich is another boutique café in Manhattan opened in December 2021, and closed in the second half of fiscal year 2023. On April 21, 2021, Chanson NY formed a wholly owned subsidiary, Chanson Management LLC, a Delaware limited liability company. On August 5, 2021, Chanson NY formed a wholly owned subsidiary, Chanson 1293 3rd Ave LLC (“Chanson 3rd Ave”), a New York limited liability company. On March 21, 2022, Chanson NY formed a wholly owned subsidiary, Chanson 2040 Broadway LLC (“Chanson Broadway”), a New York limited liability company. Chanson 3rd Ave and Chanson Broadway are another two boutique cafés opened in March 2023 and July 2023, respectively.

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

Xinjiang United Family entered into a series of contractual arrangements with the owners of the 22 UFG entities on May 2, 2020, and with the owners of three newly established UFG entities in fiscal year 2020, five newly established UFG entities in fiscal year 2021, one newly established UFG entity in fiscal year 2022, and nine newly established UFG entity in fiscal year 2023, respectively. Three of these UFG entities were closed in fiscal year 2021, three of these UFG entities were closed in fiscal year 2023 and two of these UFG entities were closed in fiscal year 2024. These agreements include Exclusive Service Agreements, Pledge Agreements, Call Option Agreements, Operating Rights Proxy and Powers of Attorney Agreements and Spousal Consents (collectively, the “VIE Agreements”). Pursuant to the above VIE Agreements, Xinjiang United Family has the exclusive right to provide the UFG entities with consulting services related to business operations including operational and management consulting services. The VIE Agreements obligate Xinjiang United Family to absorb all of the risk of loss from business activities of these UFG entities and entitle Xinjiang United Family to receive all of their residual returns. In essence, Xinjiang United Family has gained the power to direct activities of the UFG entities that most significantly impact their economic performance, and the right to receive benefits from the UFG entities that could potentially be significant to them. Therefore, the Company believes that Xinjiang United Family has a controlling financial interest in and is the primary beneficiary of the UFG entities and these UFG entities should be considered as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. Hereinafter, the five bakery stores directly owned by Xinjiang United Family and the UFG entities controlled through the VIE Agreements are collectively referred to as the “PRC Stores.”

The Company, together with its wholly-owned subsidiaries are under common control by the same shareholders before and after the Reorganization and therefore the consolidation of the Company and its subsidiaries has been accounted for at historical cost.

After the Reorganization, the consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Chanson International	July 26, 2019	Cayman Islands	Parent, 100%	Investment holding

Deen Global	August 13, 2019	British Virgin Islands	100%	Investment holding

Jenyd	September 13, 2019	Hong Kong	100%	Investment holding

Xinjiang United Family	August 7, 2009	PRC	100%	Consultancy and information technology support; sells bakery products to customers

32 UFG entities	2012 to 2024	PRC	VIEs	Sells bakery products to customers

Chanson NY	April 17, 2015	New York	100%	Holding company. Consultancy and information technology support

Chanson 23rd Street	December 18, 2015	New York	100%	Eat-in services and bakery products and beverage products

Chanson Greenwich	February 20, 2020	New York	100%	Eat-in services and bakery products and beverage products, closed in the second half of fiscal year 2023

Chanson Management LLC	April 21, 2021	Delaware	100%	Consultancy and management support

Chanson 3rd Ave	August 5, 2021	New York	100%	Eat-in services and bakery products and beverage products

Chanson Broadway	March 21, 2022	New York	100%	Eat-in services and bakery products and beverage products

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

The Company did not provide any financial support to the UFG entities for the years ended December 31, 2023, 2022 and 2021. The Company had no contractual obligation to provide financial support to the VIEs as of December 31, 2023 and 2022. The amount of the revenue-producing assets held by the VIEs was $2,122,335, including $561,693 of bakery production equipment, $116,012 of office equipment and furniture, and $1,444,630 of leasehold improvement, with the accumulated depreciation of $1,165,886, so net of these property, plant, and equipment was $956,449 as of December 31, 2023. The amount of the revenue-producing assets held by the VIEs was $1,626,516, including $422,226 of bakery production equipment, $75,555 of office equipment and furniture, and $1,128,735 of leasehold improvement, with the accumulated depreciation of $934,222, so net of these property, plant, and equipment was $692,294 as of December 31, 2022. The following financial statement amounts and balances of the UFG entities were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2023	December 31, 2022
Current assets	$8,637,907	$7,123,635
Non-current assets	4,765,561	4,078,979
Total assets	$13,403,468	$11,202,614
Current liabilities	$7,730,323	$5,858,647
Non-current liabilities	1,655,365	1,448,744
Total liabilities	$9,385,688	$7,307,391

	For the Years Ended December 31,
	2023	2022	2021
Net revenue	$9,365,730	$5,198,990	$8,251,610
Net income	$1,765,358	$829,557	$1,875,684

Initial Public Offering

On April 3, 2023, the Company closed its initial public offering (the “IPO”) of 3,390,000 Class A Ordinary Shares at a public offering price of $4.00 per Class A Ordinary Shares. The Company’s Class A Ordinary Shares began trading on the Nasdaq Capital Market under the ticker symbol “CHSN” on March 30, 2023.

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

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and inventories, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, realization of deferred tax assets and revenue recognition. Actual results could differ from those estimates.

Cash and cash equivalents

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains a significant amount of its bank accounts in the PRC. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses, as necessary. Accounts are written off against the allowance after efforts at collection prove unsuccessful. As of December 31, 2023 and 2022, the allowance for credit losses was both $nil.

Credit Losses

On January 1, 2023, the Company adopted Accounting Standards Update 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of January 1, 2023.

The Company’s account receivables and other receivables included in prepaid expenses and other current assets on the consolidated balance sheets are within the scope of ASC Topic 326. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable and other receivables balances, credit-worthiness of the customers and other debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and other debtors. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

ASC Topic 326 is also applicable to short-term and long-term loans to third parties. Management estimates the allowance for credit losses on loans not sharing similar risk characteristics on an individual basis. The key factors considered when determining the above allowances for credit losses include estimated loan collection schedule, discount rate, and assets and financial performance of the borrowers.

Expected credit losses are recorded as allowance for credit losses on the consolidated statements of operations and comprehensive income (loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

Leases

Lessee accounting

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of December 31, 2023 and 2022.

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

Due to the COVID-19 pandemic, the Company renegotiated the leases for some of its PRC stores and New York stores. Based on the nature of the agreements reached with the landlords, the Company has accounted for rent concessions as if they were part of the enforceable rights and obligations of the existing lease contracts and did not account for the concessions as lease modifications. As of the date of this report, the Company has received a total of lease concessions amounting to $1,192,324, and among which, $110,439, $341,396 and $141,499 was received during the years ended December 31, 2023, 2022 and 2021, respectively. The Company accounted for the concession as negative variable lease payments with a corresponding reduction in the lease liability. The Company has continued to recognize lease expenses on a straight-line basis for its leases over the related lease terms.

Inventories

Inventories of the Company consist of ingredient materials, finished goods, packaging materials, and other materials. Inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include the cost of ingredient materials, direct labor, and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company periodically evaluates inventories for their net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the years ended December 31, 2023, 2022 and 2021, no inventory reserve was recorded because no slow-moving, obsolete, or damaged inventory was identified.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Bakery production equipment	5-8 years
Office equipment and furniture	3-5 years
Automobiles	5 years
Leasehold improvement	Lesser of useful life and lease term

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

Intangible assets

Intangible assets consist primarily of purchased software. Intangible assets are stated at cost less accumulated amortization, which are amortized using the straight-line method with the estimated useful lives of 8 years.

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment, and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. Impairment of long-lived assets was $272,350 and $nil as of December 31, 2023 and 2022.

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

In the PRC Stores, the Company sells membership cards that do not have an expiration date and from which the Company does not deduct non-usage fees from outstanding card balances. Membership cards are reloadable and redeemable at any of the Company’s store locations. Amounts loaded into these cards are initially recorded as deferred revenue. When membership cards are redeemed at stores, the Company recognizes revenue and reduces the deferred revenue. While the Company continues to honor all membership cards presented for payments, management determines the likelihood of redemption to be remote for certain cards with long periods of inactivity (“breakage”), which is five years after the last usage, based upon the Company’s historical redemption patterns. Membership card breakage is recorded as revenue in the consolidated statements of operations and comprehensive income (loss). Membership card breakage was immaterial for the years ended December 31, 2023, 2022 and 2021.

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

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. The Company did not have contract assets as of December 31, 2023 and 2022. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $7,085,696 and $6,958,160 as of December 31, 2023 and 2022, respectively, consist primarily of customer payments for the membership cards and the fair value of the cash vouchers under the Company’s customer loyalty programs. These amounts represent the Company’s unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the years ended December 31, 2023, 2022 and 2021 that was included in the opening deferred revenue was $6,559,028, $4,920,442 and $4,823,134, respectively. As of December 31, 2023, the aggregate amount of unredeemed membership cards and cash vouchers was $7,085,696. The Company will recognize revenue when customers redeem the membership cards or cash vouchers in store purchases. Based on the Company’s historical experience, a significant portion of the redemption is expected to occur during the first two years after December 31, 2023 and the remaining between the third and fifth year.

Disaggregation of revenue

The Company disaggregates its revenue by geographic areas, as the Company believes it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the years ended December 31, 2023, 2022 and 2021 is disclosed in Note 17 of the consolidated financial statements.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 —inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, other current assets, loans to third parties, short-term bank loan, accounts payable, due to a related party, taxes payable, current portion of operating lease liabilities, current and other current liabilities, approximates the fair value of the respective assets and liabilities as of December 31, 2023 and 2022 based upon the short-term nature of the assets and liabilities. The fair value of long-term debt investment and loan to a third party, as well as non-current portion of operating lease liabilities approximates their recorded values as their stated interest rates approximate the rates currently available.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2023	December 31, 2022	December 31, 2021
Year-end spot rate	US$1=RMB7.0798	US$1=RMB6.8972	US$1=RMB6.3614
Average rate	US$1=RMB7.0748	US$1=RMB6.7290	US$1=RMB6.4490

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes were incurred during the years ended December 31, 2023, 2022 and 2021. The Company does not believe there was any uncertain tax provision as of December 31, 2023 and 2022.

The Company’s operating subsidiary in China is subject to the income tax laws of the PRC. The Company’s operating subsidiary in United States is subject to the tax law of the United States. As of December 31, 2023, for the tax years ended December 31, 2019 through December 31, 2023, the Company’s PRC subsidiaries remained open for statutory examination by PRC tax authorities, and for the tax years ended December 31, 2021 through December 31, 2023, the Company’s United States subsidiaries remained open for statutory examination by U.S. tax authorities.

Value added tax (“VAT”)

The Company’s subsidiary Xinjiang United Family and its four branch offices are general tax payers. The applicable VAT rate is 13% based on the Chinese tax law. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The UFG entities were formed as individually-owned businesses, which are generally subject to a lower VAT rate of 3% and the local PRC tax authority has the jurisdiction to assess and determine their VAT obligation or exemption on a case-by-case basis. Before April 1, 2021, 16 of the UFG entities were exempted from paying VAT while nine of these UFG entities were subject to VAT rate of 3% as determined by the local tax authority. From April 1, 2021 to December 31, 2022, based on the new tax regulation, individually-owned businesses whose monthly deemed Taxable Net Income (“TNI”) is less than RMB150,000 are exempted from paying VAT. From January 1, 2023 to December 31, 2023, based on the new tax regulation, individually-owned businesses whose monthly deemed Taxable Net Income (“TNI”) is less than RMB100,000 are exempted from paying VAT. All but three of the UFG entities are currently exempted from paying VAT, since the deemed TNI of each of these UFG entities is currently less than RMB100,000 for the year ended December 31, 2023. If customers need to obtain a special VAT invoice, the UFG Entities that are exempted from paying VAT would apply to the local tax authority to issue the special VAT invoice on their behalf, with the tax authority levying VAT at a rate of 1%. Their VAT eligibility is subject to periodical reassessment, and they may lose or regain the exemption status as determined by the tax authorities on a case-by-case basis.

Warrant accounting

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent interim period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations and comprehensive income (loss).

As the warrants issued upon the initial public offering meet the criteria for equity classification under ASC 815, therefore, the warrants are classified as equity.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2023 and 2022, there were no dilutive shares.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation income (loss) resulting from the translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the consolidated statements of operations and comprehensive income (loss).

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

Credit risk

As of December 31, 2023 and 2022, $864,426 and $2,747,940 of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of December 31, 2023 and 2022, $555,799 and $115,452 of the Company’s cash was on deposit at financial institutions in the U.S. which were insured by the Federal Deposit Insurance Corporation subject to certain limitations. The Company has not experienced any losses in such accounts.

For the years ended December 31, 2023, 2022 and 2021, the Company’s substantial assets were located in the PRC and the U.S. and the Company’s substantial revenue was derived from its subsidiaries and the UFG entities located in the PRC and the U.S.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Concentrations

No single customer accounted for more than 10% of the Company’s revenue for the years ended December 31, 2023, 2022 and 2021.

As of December 31, 2023, no customer accounted for more than 10% of the Company’s total accounts receivable balance. As of December 31, 2022, one customer accounted for 11.7% of the Company’s total accounts receivable balance.

For the year ended December 31, 2023, one supplier accounted for 11.7% of the Company’s total purchases. For the year ended December 31, 2022, no supplier accounted for more than 10% of the Company’s total purchases. For the year ended December 31, 2021, one supplier accounted for 14.7% of the Company’s total purchase. As of December 31, 2023, three suppliers accounted for 14.9%, 11.1% and 11.0% of the Company’s total accounts payable balance. As of December 31, 2022, three suppliers accounted for 16.8%, 12.3% and 11.8% of the Company’s total accounts payable balance.

Recent accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this guidance on January 1, 2024 and the adoption of this ASU did not have a material impact on its financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective January 1, 2025 and the adoption of this ASU is not expected to have a material impact on its financial statements.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that will have material impact on the Company’s consolidated financial position, statements of operations, and cash flows.

NOTE 3 — LIQUIDITY

As reflected in the consolidated financial statements, the Company’s cash used in operating activities was $3.0 million for the year ended December 31, 2023 as compared to cash provided by operating activities was $0.6 million for last year. Total cash and cash equivalents decreased by $1,434,168 to $1,481,302 as of December 31, 2023 from $2,915,470 as of December 31, 2022. As of December 31, 2023, negative working capital was approximately $5.4 million, including deferred revenue of approximately $7.1 million, which was reported as current liability, but will not require cash payment in the future. Management expects to spend about $2.8 million when the Company produces and sells the products and realizes the deferred revenue.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments. As of December 31, 2023, the Company had cash of approximately $1.5 million. All of the PRC stores resumed their normal business activities on December 10, 2022 and have fully recovered from the 2022 COVID-19 outbreak during the year ended December 31, 2023. The Company expects to open another four stores in PRC in fiscal year 2024. In addition, the Company will further implement initiatives to control costs and improve its operating efficiency in fiscal year 2024. Therefore, revenue and net income are expected to increase significantly in fiscal year 2024 as compared to fiscal year 2023. On April 3, 2023, the Company closed its IPO of 3,390,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for the total gross proceeds of $13.6 million before deducting underwriting discounts and other related expenses. Net proceeds of the Company’s IPO were approximately $12.0 million. Furthermore, the Company’s controlling shareholder, Mr. Gang Li, has made pledges to provide continuous financial support to the Company for at least 12 months from the issuance of the consolidated financial statements.

Currently, the Company is working to improve its liquidity and capital sources primarily through cash flows from operation, debt financing, financial support from its principal shareholder, and the proceeds the Company received from the IPO. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors when necessary. Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date of the consolidated financial statements.

NOTE 4 — ACCOUNTS RECEIVABLE, NET

The Company’s accounts receivable primarily include balance generated from selling bakery products to local corporate customers, billed but has not been collected as of the balance sheet dates. Accounts receivable consisted of the following:

	December 31, 2023	December 31, 2022
Accounts receivable	$1,995,067	$1,260,453
Less: allowance for credit losses	-	-
Total accounts receivable, net	$1,995,067	$1,260,453

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	December 31, 2023	December 31, 2022
Advance to suppliers (1)	$2,225,301	$512,900
Prepaid expenses (2)	1,306,507	217,064
Other receivables (3)	852,469	103,274
Loans to third parties (4)	749,896	-
Less: allowance for credit losses	-	-
Total prepaid expenses and other current assets, net	$5,134,173	$833,238

(1)	Advance to suppliers primarily consists of advance payments paid to suppliers for purchases of raw materials for bakery products.

(2)	Prepaid expenses primarily represent prepaid rental expenses, professional fees, and other miscellaneous expenses for the Company’s bakery stores.

(3)	Other receivables are mainly business advances to officers and staff for business travel and sundry expenses. It also includes $500,000 receivable due from a third party, as the Company entered into a cooperation agreement with the third party, and grants the third party a license to use the Chanson Greenwich’s store for events during the year ended December 31, 2023.

(4)	During the year ended December 31, 2023, the Company lent totaling $1.9 million to several third parties. Short-term loans to third-parties are mainly used for short-term funding to support the Company’s external business partners. These loans bear no interest and have terms of no more than one year. During the year ended December 31, 2023, the Company received the repayment of loans to third parties totaling $1.15 million. As of December 31, 2023, the balance of short-term loans to third-parties were $0.75 million, and is expected to be repaid in full before June 30, 2024.

NOTE 6 — INVENTORIES

Inventories consisted of the following:

	December 31, 2023	December 31, 2022
Ingredient materials	$414,595	$540,689
Package and other materials	114,398	60,904
Finished goods	194,912	91,913
Total inventories	$723,905	$693,506

NOTE 7 — LONG TERM LOAN TO A THIRD-PARTY

On April 3, 2023, the Company entered a loan agreement with Liberty Asset Management Capital Limited (the “Borrower”) to lend the Borrower $2.0 million for two years, with a maturity date of April 3, 2025. The loan has a fixed interest rate of 4.5% per annum. The Company recorded interest income of $66,822 for the year ended December 31, 2023.

NOTE 8 — LEASES

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	December 31, 2023	December 31, 2022
ROU lease assets	$13,059,561	$13,921,825

Operating lease liabilities – current	$2,198,192	$1,770,398
Operating lease liabilities – non-current	11,691,251	12,620,070
Total operating lease liabilities	$13,889,443	$14,390,468

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	7.52	8.53
Weighted average discount rate *	4.22%	4.35%

*	The Company used incremental borrowing rate of 6.98% for its lease contracts entered prior to fiscal year 2022 in the PRC. For lease contracts entered from fiscal year 2022 to the first half of fiscal year 2023, the Company used new incremental borrowing rate of 3.95%. For lease contracts entered in and after the second half of fiscal year 2023, the Company used new incremental borrowing rate of 5.00%. The Company used incremental borrowing rate of 3.75% for its lease contracts in the United States.

During the years ended December 31, 2023, 2022 and 2021, the Company incurred total operating lease expenses of $3,241,799, $2,333,412 and $2,636,019, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2023:

2024	$2,742,956
2025	2,301,330
2026	2,069,924
2027	2,042,720
2028	1,854,723
Thereafter	5,510,932
Total lease payments	16,522,585
Less: imputed interest	(2,633,142)
Present value of lease liabilities	$13,889,443

NOTE 9 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	December 31, 2023	December 31, 2022
Bakery production equipment	$1,646,294	$1,618,358
Automobiles	100,427	85,149
Office equipment and furniture	825,337	596,579
Leasehold improvements	6,606,385	6,289,217
Subtotal	9,178,443	8,589,303
Less: accumulated depreciation	(3,444,030)	(2,717,528)
Less: impairment on property and equipment	(272,350)	-
Total property and equipment, net	$5,462,063	$5,871,775

With the increased competition, Chanson Greenwich was closed in the second half of fiscal year 2023. The Company performed evaluation on the impairment whether that the carrying amount of the property and equipment of Chanson Greenwich could be recoverable, and recorded an impairment of $272,350 as of December 31, 2023.

Depreciation expenses were $831,820, $701,461 and $605,253 for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 10 — PREPAYMENT FOR THE SOFTWARE, EQUIPMENT AND PRODUCT DEVELOPMENT

Prepayment for the software, equipment and product development consisted of the following:

	December 31, 2023	December 31, 2022
Peblla Inc. (“Peblla”) (a)	$140,000	$-
Luo and Long General Partner (“Luo and Long”) (b)	550,000	-
Wisdom Investment Service Inc (“Wisdom”) (c)	100,000	-
Total prepayment for the software, equipment and product development	$790,000	$-

(a)	On March 28, 2023, the Company signed a three-year research and development framework agreement with Peblla with a total value of $1.0 million. Pursuant to the agreement, Peblla will develop software for the Company, including cashier system, customized mobile application, a customer loyalty program and gift card system and online ordering website, etc. During the year ended December 31, 2023, the Company made prepayment of $290,000 to Peblla for this software development project. In December 2023, certain systems with value of $150,000 was completed and put into use, and hence was transferred to intangible assets in the consolidated balance sheet, and the remaining $140,000 prepayment to Peblla was recorded as a prepayment for software development on the balance sheet. The Company currently plans to support its ongoing software development project through cash flow from operations and repayment received from the short-term loans to third parties in the future.

As of December 31, 2023, future minimum expenditures on the Company’s development of software project are estimated as follows:

First half of fiscal year 2024	$360,000
Second half of fiscal year 2024	350,000
Total	$710,000

(b)	On April 1, 2023, the Company entered into an agreement with Luo and Long with a total value of $750,000. Pursuant to the agreement, Luo and Long will design and provide equipment for the Company’s new central factory. The equipment is originally expected to be delivered before January 31, 2024. Due to the delay in production process of the equipment, the equipment is expected to be delivered before June 30, 2024. As of December 31, 2023, the Company made prepayment of $550,000 to Luo and Long, and the remaining of $200,000 is expected to be paid when the equipment are delivered.

(c)	On April 3, 2023, the Company entered into an agreement with Wisdom, pursuant to which, Wisdom will be responsible to conduct market research to identify the most current automated cocktail mixing robots available in the market, subsequently procure two robots on behalf of the Company and provide other related services, including delivering, installation and maintenance services. The total contract amount is $200,000, which was fully prepaid by the Company. Since Wisdom failed to procure the qualified robots for the Company, the agreement was terminated and $100,000 was refunded in December 2023. As of the date of this report, the remaining of $100,000 was fully refunded.

NOTE 11 — LONG TERM DEBT INVESTMENT

On March 31, 2023, the Company entered into a five-year agreement with Worthy Credit Limited (“Worthy Credit”), pursuant to which, the Company made payment of $6.0 million to Worthy Credit, and authorized Worthy Credit to invest the Company’s funds to provide loan services for housing mortgage applicants, with rates of return of 12% per annum. The qualification of the applicants was approved by the approval board, which was composed of the members of the Company and Worthy Credit. The Company recorded investment income of $534,575 for the year ended December 31, 2023.

NOTE 12 — SHORT-TERM BANK LOANS

Short-term bank loans consisted of the following:

	December 31, 2023	December 31, 2022
Huaxia Bank (1)	$423,741	$434,959
Bank of China (2)	1,412,469	-
Tianshan Rural Commercial Bank (3)	423,741	-
Xinjiang Urumqi Rural Commercial Bank (4)	423,741	-
Total short-term bank loans	$2,683,692	$434,959

(1)	On December 23, 2022, Xinjiang United Family entered into a loan agreement with Huaxia Bank to borrow RMB3.0 million ($434,959) as working capital for a year, with a maturity date of December 23, 2023. The loan bears a fixed interest rate of 3.95% per annum. The loan was repaid in full upon maturity. On December 22, 2023, Xinjiang United Family entered into another loan agreement with Huaxia Bank to borrow RMB3.0 million ($423,741) as working capital for a year, with a maturity date of December 20, 2024. The loan bears a fixed interest rate of 5.00% per annum. Both loans were guaranteed by Ms. Baolin Wang, the legal representative of Xinjiang United Family, and Urumqi Plastic Surgery Hospital Co., Ltd., a related party that is controlled by the Chairman of the Company.

(2)	On September 7, 2023, Xinjiang United Family entered into a loan agreement with Bank of China to borrow RMB10.0 million ($1,412,469) as working capital for a year, with a maturity date of September 6, 2024. The loan bears a fixed interest rate of 3.55% per annum. The loan is guaranteed by the Company’s controlling shareholder Mr. Gang Li and his family member, Ms. Ying Xiong. In addition, Xinjiang United Family pledged its trademark rights as collateral to guarantee the Company’s loan from Bank of China.

(3)	On November 15, 2023, Xinjiang United Family entered into a loan agreement with Tianshan Rural Commercial Bank to borrow RMB3.0 million ($423,741) as working capital for a year, with a maturity date of November 14, 2024. The loan bears a fixed interest rate of 5.50% per annum. The loan is guaranteed by the Company’s controlling shareholder Mr. Gang Li and his family member, Ms. Ying Xiong.

(4)	On December 26, 2023, Xinjiang United Family entered into a loan agreement with Xinjiang Urumqi Rural Commercial Bank to borrow RMB3.0 million ($423,741) as working capital for a year, with a maturity date of December 25, 2024. The loan bears a fixed interest rate of 5.50% per annum. The loan is guaranteed by two third-parties, Mr. Xiaochen Wang and his family member.

The Company incurred interest expenses of $32,444, $37,277 and $98,033 for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 13 — RELATED PARTY TRANSACTIONS

a.	Due to a related party

As of December 31, 2023, due to a related party of $48,042 primarily represented advances provided by Mr. Gang Li, Chairman of the Company, to fund the Company’s operations. These payables were unsecured, non-interest bearing, and due on demand. All expenses and liabilities were paid by Mr. Gang Li on behalf of the Company, and recorded in the Company’s consolidated financial statements in a timely manner. The outstanding amount is expected to be repaid before June 30, 2024.

b.	Other related party transactions

Several related parties provided guarantees in connection with the Company’s short-term bank loans (see Note 12).

Pursuant to a Premises Use Agreement dated April 30, 2020 and a Supplemental Agreement dated June 18, 2020, Urumqi Plastic Surgery Hospital Co., Ltd., a PRC company controlled by Mr. Gang Li, provided approximately 5,382 square feet office space for the Company’s headquarters without charge. The term of the agreement is from January 1, 2020 to June 25, 2028, unless otherwise terminated by either party.

NOTE 14 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

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

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

British Virgin Islands

Deen Global is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Hong Kong

Jenyd is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, Jenyd did not generate any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2023, 2022 and 2021, and accordingly no provision for Hong Kong profits tax was made in these periods.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis. The Company’s subsidiary Xinjiang United Family and its four branch offices were incorporated in the PRC. During the years ended December 31, 2022 and 2021, Xinjiang United Family and its three branch offices qualified as small-scaled minimal profit enterprises. Based on the EIT Law of PRC, and according to the Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise and Individually-Owned Businesses on April 2, 2021, the portion of their taxable income not more than RMB1 million is further reduced to 2.5% during the period from January 1, 2021 to December 31, 2022 and the portion between RMB1 million and RMB3 million remained at a reduced rate of 10%. According to the Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise on March 14, 2022 and March 26, 2023, the taxable income not more than RMB3 million is subject to a reduced rate of 5% during the period from January 1, 2023 to December 31, 2024. During the year ended December 31, 2023, Xinjiang United Family and all its four branch offices did not qualify as small-scaled minimal profit enterprises and subjected to 25% income tax rate.

The UFG entities are individually-owned businesses, which are not subject to the EIT Law of the PRC, but the Individual Income Tax. The Measures for Individual Income Tax Calculation of Individual Industrial and Commercial Households, or the “Measures,” were adopted by the State Administration of Taxation on December 19, 2014 and promulgated on December 27, 2014, and amended on June 15, 2018. According to Article 7 of the Measures, for the income from production and operation of individually-owned businesses, the amount of taxable income shall be the balance of the total income of each tax year after deducting costs, expenses, taxes, losses and other expenditures, and allowable compensation for losses in previous years. Income tax for an individually-owned business can generally be assessed on an actual basis or a deemed basis, which the UFG entities apply. Therefore, income tax for the UFG entities is levied as a fixed-rate income tax at 1% of TNI as assessed by the local tax authority. According to Announcement No. 12 [2021] and Announcement No. 6 [2023] of the State Taxation Administration, the tax rate is reduced by half to 0.5% during the period from January 1, 2021 to December 31, 2023. For the years ended December 31, 2023 and 2022, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. For the year ended December 31, 2021, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB25,000 to RMB180,000 per month. The rest of these UFG entities were exempted from paying income tax. During the years ended December 31, 2023, 2022 and 2021, the total tax exemption of the UFG entities were $17,303, $15,711 and $15,001, respectively. As of December 31, 2023, for the tax years ended December 31, 2019 through December 31, 2023 the Company’s UFG entities remained open for statutory examination by PRC tax authorities. In addition, the TNI and tax rate of the Company’s UFG entities are subject to periodical reassessment by the local tax authority. If the local tax authority determined that income tax for the UFG entities should be levied at a higher TNI or higher tax rate, the Company would be obligated to pay additional income tax for the UFG entities. Along with the continuing growth of business, the Company expects that the tax rates of these UFG entities are likely to increase in the future in the annual assessment based on the past performance.

United States

The Company’s subsidiaries in the U.S. are subject to a U.S. federal corporate income tax rate of 21%.

Income before provision for income taxes is attributable to the following geographic locations for the years ended December 31:

	For the Years Ended December 31,
	2023	2022	2021
Cayman Islands	$601,397	$-	$-
PRC	1,836,171	933,868	2,044,086
United States	(2,284,564)	(2,212,526)	(1,521,040)
Total income (loss) before income taxes	$153,004	$(1,278,658)	$523,046

The components of the income tax provision were as follows:

For the Years Ended December 31,
	2023	2022	2021
Current tax provision
Cayman Islands	$-	$-	$-
BVI	-	-	-
Hong Kong	-	-	-
PRC	119,416	9,547	16,277
United States	-	-	-
	$119,416	$9,547	$16,277
Deferred tax provision
Cayman Islands	$-	$-	$-
BVI	-	-	-
Hong Kong	-	-	-
PRC	-	-	-
United States	-	-	-
	-	-	-
Total income tax provisions	$119,416	$9,547	$16,277

Reconciliation of the differences between the income tax provision computed based on PRC statutory income tax rate and the Company’s actual income tax provision for the years ended December 31, 2023, 2022 and 2021 are as follows:

	For the Years Ended December 31,
	2023	2022	2021
Income tax expense (benefit) computed based on PRC statutory rate	$38,251	$(319,664)	$130,761
Favorable tax rate and tax exemption impact in PRC entities (a)	(339,626)	(223,920)	(494,744)
Effect of rate differential for non-PRC entities	(58,967)	88,501	60,842
Change in valuation allowance	479,758	464,630	319,418
Total income tax provisions	$119,416	$9,547	$16,277

(a)	During the year ended December 31, 2023, Xinjiang United Family and all its four branch offices were subjected to 25% income tax rate. During the years ended December 31, 2022 and 2021, the Company’s subsidiary, Xinjiang United Family, and its three branch offices, qualified as small-scaled minimal profit enterprise and subjected to a favorable tax rate of 2.5%. For the years ended December 31, 2023 and 2022, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. For the year ended December 31, 2021, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB25,000 to RMB180,000 per month. The rest of the UFG entities were exempted from paying income tax. For the years ended December 31, 2023, 2022 and 2021, the tax saving as the result of the favorable tax rates and tax exemption amounted to $339,626, $223,920 and $494,744, respectively, and per share effect of the favorable tax rate and tax exemption was $0.03, $0.02 and $0.05, respectively.

The Company’s deferred tax assets, net was comprised of the following:

	December 31, 2023	December 31, 2022
Net operating loss	$2,923,229	$2,500,664
Impairment of property and equipment	57,193	-
Total deferred tax assets	2,980,422	2,500,664
Valuation allowance	(2,980,422)	(2,500,664)
Total deferred tax assets, net	$-	$-

The Company’s operations in the U.S. incurred a cumulative net operating loss (“NOL”) which may reduce future federal taxable income. As of December 31, 2022, the cumulative NOL was $11,907,922. During the year ended December 31, 2023, the U.S. operations incurred an additional NOL of $2,012,214, resulting in a cumulative NOL of $13,920,136 as of December 31, 2023, among which approximately $2,882,465 will expire in 2037 and the remaining balance is carried forward indefinitely.

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not its deferred tax assets could not be realized due to uncertainty on future earnings in the U.S. operations. The Company provided a 100% valuation allowance for its deferred tax assets as of December 31, 2023 and 2022, respectively.

(b)	Taxes payable

Taxes payable consisted of the following:

	December 31, 2023	December 31, 2022
Income tax payable (recoverable)	$33,628	$(3,404)
Value added tax payable	-	93,924
Other taxes payable	62,548	40,207
Total taxes payable	$96,176	$130,727

NOTE 15 – SHAREHOLDERS’ EQUITY

Ordinary Shares

Chanson International (formerly known as RON Holding Limited) was incorporated under the laws of the Cayman Islands on July 26, 2019. Upon incorporation, the authorized share capital of the Company was US$50,000 divided into 50,000 ordinary shares of par value US$1.00 each and 100 ordinary shares were issued. The issuance of these 100 ordinary shares, and the 1,000-for-1 share split (as described below) and the subsequent share issuances are considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

On March 27, 2021, the Company’s shareholders and board of directors approved (i) the subdivision of the Company’s authorized and issued share capital at a ratio of 1,000-for-1 share such that the authorized share capital of the company was amended to US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each and the 100 ordinary shares of a par value of $1 then issued and outstanding were subdivided into 100,000 ordinary shares of a par value of $0.001 (the “1,000-for-1 share split”); (ii) the creation of Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a vote of all shareholders, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 10 votes per one Class B Ordinary Share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis; (iii) the re-designation of 3,000 ordinary shares held by Haily Global Limited into 3,000 Class B Ordinary Shares; and (iv) issuances of Class A Ordinary Shares and Class B Ordinary Shares to the existing shareholders, to increase the number of total Ordinary Shares issued and outstanding prior to the completion of this offering from 100,000 to 9,000,000 (the “share issuances”). The Company believes the 1,000-for-1 share split and the share issuances should be considered as a part of the Reorganization of the Company and accounted for on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

Initial Public Offering

On April 3, 2023, the Company closed its IPO of 3,390,000 Class A Ordinary Shares at a public offering price of $4.00 per Class A Ordinary Share for the total gross proceeds of $13.6 million before deducting underwriting discounts and other related expenses. Net proceeds of the Company’s IPO were approximately $12.0 million. The Company’s Class A ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “CHSN” on March 30, 2023.

Representative Warrants

In connection with the Company’s IPO, the Company agreed to issue warrants to the representative of several underwriters (“Representative warrants”), exercisable for a period of four and a half years commencing six months from the date of commencement of sales of the offering, to purchase 67,800 Class A Ordinary Shares at $4.00 per Class A Ordinary Share. As the Representative warrants are considered indexed to the Company’s own stock and meet the criteria for equity classification according to ASC :815-40, therefore, the Representative warrants are classified as equity on the consolidated balance sheets. On December 13, 2023, 35,319 Class A Ordinary Share were issued as the Representative warrants were fully exercised on a cashless basis.

As a result, the Company had 44,000,000 authorized Class A Ordinary Shares of a par value of $0.001, of which 6,485,319 and 3,060,000 Class A Ordinary Shares were issued and outstanding as of December 31, 2023 and 2022, respectively, and the Company had 6,000,000 authorized Class B Ordinary Shares of a par value of $0.001, of which 5,940,000 Class B Ordinary Shares were issued and outstanding as of December 31, 2023 and 2022. In total, the Company had 50,000,000 authorized ordinary shares of a par value of $0.001, of which 12,425,319 shares and 9,000,000 shares were issued and outstanding as of December 31, 2023 and 2022.

Statutory Reserve

The Company’s PRC subsidiary is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends. As of December 31, 2023 and 2022, the balance of the statutory reserves was $447,231 and $447,231, respectively, which is equal to 50% of the entity’s registered capital.

Restricted net assets

The Company’s PRC subsidiary and the UFG entities are restricted in their ability to transfer a portion of their net assets, equivalent to their statutory reserves and their share capital to the Company in the form of loans, advances, or cash dividends. The payment of dividends by entities organized in China is subject to limitations, procedures, and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. As of December 31, 2023 and 2022, the total restricted net assets amounted to $1,325,631 and $1,325,631, respectively.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of December 31, 2023 and 2022, there were no legal claims and litigation against the Company.

NOTE 17 – SEGMENT REPORTING

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the “CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operation results by locations. Based on management’s assessment, the Company has determined that it has two operating segments, China and the United States and others.

The following table presents the segment information for the years ended December 31, 2023, 2022 and 2021, respectively:

	For the Year Ende December 31, 2023
	China	United States and others	Total
Revenue	$14,314,156	$2,938,506	$17,252,662
Cost of revenue	7,196,311	1,909,026	9,105,337
Gross profit	$7,117,845	$1,029,480	$8,147,325
Net income (loss)	$1,716,755	$(1,683,167)	$33,588
Interest income (expense), net	$(31,395)	$66,900	$35,505
Provision for income tax	$119,416	$-	$119,416
Depreciation	$455,144	$376,676	$831,820
Capital expenditures	$686,885	$1,427,079	$2,113,964

	For the Year Ended December 31, 2022
	China	United States and others	Total
Revenue	$9,491,208	$3,780,867	$13,272,075
Cost of revenue	5,080,616	2,088,788	7,169,404
Gross profit	$4,410,592	$1,692,079	$6,102,671
Net income (loss)	$924,321	$(2,212,526)	$(1,288,205)
Interest expense	$(35,457)	$-	$(35,457)
Provision for income tax	$9,547	$-	$9,547
Depreciation	$385,736	$315,725	$701,461
Capital expenditures	$671,965	$188,069	$860,034

	For the Year Ended December 31, 2021
	China	United States and others	Total
Revenue	$12,796,089	$1,894,206	$14,690,295
Cost of revenue	6,582,462	1,177,410	7,759,872
Gross profit	$6,213,627	$716,796	$6,930,423
Net income (loss)	$2,027,809	$(1,521,040)	$506,769
Interest expense	$(98,033)	$-	$(98,033)
Provision for income tax	$16,277	$-	$16,277
Depreciation	$317,702	$287,551	$605,253
Capital expenditures	$1,096,051	$942,003	$2,038,054

	December 31, 2023	December 31, 2022
Total assets:
China	$12,954,728	$11,704,732
United States	25,479,568	15,624,454
Total assets	$38,434,296	$27,329,186

Total liabilities:
China	$14,860,078	$12,102,414
United States	11,559,862	14,049,723
Total liabilities	$26,419,940	$26,152,137

NOTE 18 – SUBSEQUENT EVENTS

On December 19, 2023, Xinjiang United Family entered into a loan agreement with Tianshan Rural Commercial Bank to borrow RMB3.0 million ($423,741) as working capital for a year, with a maturity date of December 18, 2024. The loan bears a fixed interest rate of 5.50% per annum. The Company received the loan on January 29, 2024. The loan is guaranteed by the Company’s controlling shareholder Mr. Gang Li and his family member, Ms. Ying Xiong. The loan is also guaranteed by two third-parties, Mr. Wei Jiang and his family member.

The Company evaluated the subsequent events through April 30, 2024, which is the date of the issuance of these consolidated financial statements, and concluded that there are no additional subsequent events except disclosed above that would have required adjustment or disclosure in the consolidated financial statements.