Form 20-F
period 2024-12-31
Chanson International Holding
filed 2025-04-04
CIK 1825349

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

B9 Xinjiang Chuangbo Zhigu Industrial Park

No. 100 Guangyuan Road, Shuimogou District

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

An aggregate of 21,629,707 Class A ordinary shares, par value $0.001 per share, and 5,670,000 Class B ordinary shares, par value $0.001 per share, were outstanding as of December 31, 2024.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“Chanson 23rd Street” are to Chanson 23rd Street LLC, a New York limited liability company, which is wholly owned by Chanson NY (as defined below);

●	“Chanson 3rd Ave” are to Chanson 1293 3rd Ave LLC, a New York limited liability company, which is wholly owned by Chanson NY;

●	“Chanson Broadway” are to Chanson 2040 Broadway LLC, a New York limited liability company, which is wholly owned by Chanson NY;

●	“Chanson Greenwich” are to Chanson 355 Greenwich LLC, a New York limited liability company, which was wholly owned by Chanson NY and dissolved on August 28, 2024;

●	“Chanson International,” “we,” “us,” “our Company,” or the “Company” are to Chanson International Holding, an exempted company with limited liability incorporated and registered under the laws of Cayman Islands;

●	“Chanson NY” are to George Chanson (NY) Corp., a New York corporation, which is wholly owned by Xinjiang United Family (as defined below);

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Class A Ordinary Shares” are to Class A ordinary shares of Chanson International, par value $0.001 per share;

●	“Class B Ordinary Shares” are to Class B ordinary shares of Chanson International, par value $0.001 per share;

●	“Deen Global” are to our wholly owned subsidiary, Deen Global Limited, a British Virgin Islands company;

●	“Jenyd” are to Deen Global’s wholly owned subsidiary, Jenyd Holdings Limited, a Hong Kong corporation;

●	“ordinary shares” or “Ordinary Shares” are to Class A Ordinary Shares and Class B Ordinary Shares, collectively;

●	“the operating entities” are to Xinjiang United Family and its branch offices, the VIEs, and the U.S. Stores (as defined below);

●	the “PRC Stores” are to a bakery chain consisting of 55 stores in business operated by Xinjiang United Family and the VIEs under our “George ChansonTM” brand in Xinjiang;

●	the “U.S. Stores” are to Chanson 23rd Street, Chanson Broadway and Chanson 3rd Ave;

●	the “VIEs,” the “United Family Group,” or “UFG” are to 52 individually-owned businesses organized under the laws of the PRC, 50 of which are owned independently by our Chairman, Mr. Gang Li, and two of which are owned independently by Ms. Hui Wang, the Marketing Director of Xinjiang United Family;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States;

●	“VIE” are to variable interest entity;

●	“Xinjiang” are to the Xinjiang Uygur Autonomous Region of the PRC; and

●	“Xinjiang United Family” or “our PRC subsidiary” are to Xinjiang United Family Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Jenyd.

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

Item 3. KEY INFORMATION

Our Corporate Structure

Corporate Structure

We are a holding company incorporated in the Cayman Islands and not a Chinese operating company. As of the date of this annual report, as a holding company with no material operations of our own, we conduct our business through:

(i)	an association between Xinjiang United Family and the VIEs known as the “United Family Group” or “UFG”: 50 of the entities that comprise UFG (each a “UFG Entity” and, collectively, the “UFG Entities”) are owned independently by the chairman of our board of directors (“the Chairman”), Mr. Gang Li, and two of the entities are owned independently by Ms. Hui Wang, the Marketing Director of Xinjiang United Family. Mr. Gang Li and Ms. Hui Wang are referred herein individually as a “UFG Operator” and collectively as the “UFG Operators.” For accounting purposes, we control and receive the economic benefits of the UFG Entities through the VIE Agreements, which enable us to consolidate the financial results of the VIEs in our consolidated financial statements under U.S. GAAP, and the structure involves unique risks to investors. For more details on the United Family Group, please see “—The United Family Group.” Our Class A Ordinary Shares are shares of Chanson International, the offshore holding company in the Cayman Islands, instead of shares of Xinjiang United Family or the UFG Entities. The VIE structure provides contractual exposure to foreign investment in China-based companies. Chinese law, however, does not prohibit direct foreign investment in the VIEs. As a result of our use of the VIE structure, investors may never directly hold equity interests in the UFG Entities;

(ii)	Xinjiang United Family and its three branches; and

(iii)	Chanson 23rd Street, Chanson 3rd Ave and Chanson Broadway.

The following diagram illustrates our corporate structure as of the date of this annual report:

Note: All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class B Ordinary Shares will be entitled to 50 votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share.

(1)	Represents 2,700,000 Class A Ordinary Shares and 5,670,000 Class B Ordinary Shares beneficially owned by Gang Li, the 100% owner of Danton Global Limited, as of the date of this annual report.

(2)	Represents 270,000 Class A Ordinary Shares beneficially owned by Jihong Cai, the 100% owner of Haily Global Limited, as of the date of this annual report.

The following is a complete list of the stores of Xinjiang United Family and UFG in business as of the date of this annual report, together with their recognized commercial name and relationship to Xinjiang United Family.

	Legal Name of Entity	Commercial Name	Nature of Entity
1	Urumqi Midong District George Chanson Bakery	Midong	Part of UFG – owned 100% by Mr. Gang Li and operated under the VIE Agreements among Mr. Gang Li, this entity, and Xinjiang United Family

2	Shayibake District Yining Rd. George Chanson Bakery	Dehui Wanda	Same as above

3	Changji George Chanson Bakery	Changji Huijia	Same as above

4	Tianshan District Xinhua North Rd. George Chanson Bakery	Hongshan	Same as above

5	Tianshan District Xinmin Rd. George Chanson Bakery	Beimen	Same as above

6	Tianshan District Minzhu Rd. George Chanson Bakery	Minzhu	Same as above

7	Tianshan District Jianquan No.3 Rd. George Chanson Bakery	Riyue Xingguang	Same as above

8	Tianshan District Jiefang North Rd. George Chanson Bakery	Wanyancheng	Same as above

9	Urumqi Economics and Technology Development District George Chanson Bakery on Kashi West Rd.	Huarun Wanjia	Same as above

10	Xinshi District Changchun South Rd. George Chanson Bakery	Changchun	Same as above

11	Xinshi District Beijing Middle Rd. United Family Chanson Bakery	Huijia Third Floor	Same as above

12	Xinshi District Suzhou East Rd. Chanson Bakery	Baishang	Same as above

13	Xinshi District South No.3 Rd. Chanson Bakery	Railway Bureau	Same as above

14	Urumqi Economics and Technology Development District George Chanson Bakery on Xuanwuhu Rd.	Economics Development Wanda	Same as above

15	Shayibake District Youhao South Rd. Chanson Bakery	Hongshan Lifestyle	Same as above

16	Shuimogou District South Nanhu Rd. George Chanson Bakery	Nanhu	Same as above

17	Xinshi District Hebei East Rd. George Chanson Bakery	Hebei Road Huarun	Same as above

18	Urumqi Toutunhe District George Chanson Bakery on Zhongya South Rd.	Degang Wanda	Same as above

19	Shayibake District Karamay West Rd. Chanson Bakery	Xinbei Yuanchun	Same as above

20	Shayibake District Qitai Rd. Hemeijia Chanson Bakery	Dehui Wangda Fourth Floor	Same as above

21	Tianshan District Qingnian Rd. Chanson Bakery	Qingnian Road Haojiaxiang	Same as above

22	Xinshi District Liyushan North Rd. Hemeijia Bakery	Vanke Jincheng Huafu	Same as above

23	Xinshi District Changchun North Rd. Chanson Bakery	Gaoxin Wanda	Same as above

24	Shayibake District Youhao North Rd. Chanson Coffee Bakery	Soul●Song Meimei No. 2	Same as above

25	Tianshan District Jiefang North Rd. Chanson Coffee Bakery	Soul●Song Wanyan Cheng	Same as above

26	Tianshan District Wenhua Rd. Chanson Coffee Bakery	Soul●Song Wenhua Road	Same as above

27	Tianshan District Minzhu Rd. Heimeijie Coffee and Food	Soul●Song Minzhu Road	Same as above

28	Tianshan District Cuiquan Rd. George Chanson Bakery	Vanke Tianshanli	Same as above

29	Tianshan District Cuiquan Rd. Coffee and Food	Soul●Song Vanke Tianshanli	Same as above

30	Xinshi District Changchun North Rd. Chanson Coffee and Food	Soul●Song Gaoxin Wanda	Same as above

31	Tianshan District Wenhua Rd. Chanson Coffee and Food	Soul●Song Mali Hospital	Same as above

32	Urumqi Economics and Technology Development District Toutunhe Chanson Coffee and Food	Soul●Song Aidi Dajiang	Same as above

33	Tianshan District Dongquan Rd. United Family Chanson Bakery	Shijie Guanjun No. 1	Same as above

34	Tianshan District Dongquan Rd. United Family Bakery	Shijie Guanjun No.2	Same as above

35	Shuimogou District Wenquan North Rd. United Family Chanson Bakery	Shijie Gongyuan	Same as above

36	Xinshi District Changchun South Rd. United Family Bakery	Meiju Phase Three	Same as above

37	Xinshi District Changsha Rd. United Family Chanson Bakery	Zhongnan Shangyue Cheng	Same as above

38	Xinshi District Yingbin Rd. United Family George Chanson Bakery	Laiyin Zhuangyuan	Same as above

39	Xinshi District Suzhou East Rd. United Family Chanson Bakery	Xinzhou City Garden	Same as above

40	Tianshan District Dawan South Rd. Hemeijia George Chanson Bakery	Tianshan Vanke	Same as above

41	Shuimogou District Fengxiang Street Hemeijia George Chanson Bakery	Zijin Hui	Same as above

42	Shuimogou District Fengxiang Street Hemeijia Song Coffee and Food Shop	Soul●Song Zijin Hui	Same as above

43	Xinshi District Siping Road Hemeijia George Chanson Bakery	Tongjia Peacock Mansion	Same as above

44	Shayibake District Karamay West Street George Chanson Bakery	Karamay West Street	Same as above

45	Shayibake District, Altay Road, Hemeijia George Chanson Bakery	Jiaheyuan	Same as above

46	Shayibake District, Yangtze River Road, Hemeijia Chanson Bakery	Yangtze River Road	Same as above

47	Xinshi District Hebei East Road George Chanson Hemeijia Bakery	Kangcheng Golf	Same as above

48	Tianshan District, Zhongqiao Second Alley, Meijia Song Coffee and Food Shop	Soul●Song Zhongqiao Second Alley	Same as above

49	Shuimogou District Hongguangshan Rd. Chanson Bakery	Wuyue Square	Part of UFG – owned 100% by Ms. Hui Wang and operated under agreements among Ms. Hui Wang, this entity, and Xinjiang United Family

50	Xinshi District Beijing South Rd. George Chanson Bakery	Xidan	Same as above

51	Xinjiang United Family Trading Co., Ltd. Chanson Bakery Urumqi Branch	Wenhua	A store owned and operated directly by Xinjiang United Family

52	Xinjiang United Family Trading Co., Ltd. Urumqi Meimei Chanson Bakery	Meimei	A store owned and operated directly by Xinjiang United Family

53	Xinjiang United Family Trading Co., Ltd. Tianshan District Chanson Bakery	Tianbai	A branch office of Xinjiang United Family

54	Xinjiang United Family Trading Co., Ltd. Coffee Bakery Branch	Meimei No. 3	A branch office of Xinjiang United Family

55	Xinjiang United Family Trading Co., Ltd. Ruitai Chanson Bakery	Ruitai	A branch office of Xinjiang United Family

56	Chanson 23rd Street LLC	Chanson 23rd Street	A wholly owned indirect subsidiary of Xinjiang United Family

57	Chanson 1293 3rd Ave LLC	Chanson 3rd Ave	Same as above.

58	Chanson 2040 Broadway LLC	Chanson Broadway	Same as above.

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

UFG’s revenue accounted for 62%, 54%, and 39% of our total revenue for the years ended December 31, 2024, 2023, and 2022, respectively. UFG consists of 52 VIEs. Our Chairman, Mr. Gang Li, is the sole owner of 50 UFG Entities, and Ms. Hui Wang, the Marketing Director of Xinjiang United Family, is the sole owner of two UFG Entities.

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

During the years ended December 31, 2024, 2023, and 2022, cash transfers and transfers of other assets between our Company, our subsidiaries, and the VIEs were as follows:

For the Year Ended December 31, 2024
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	Xinjiang United Family	VIEs	661,983	Cash (as working capital)
2	VIEs	Xinjiang United Family	4,197,240	Raw materials
3	Xinjiang United Family	VIEs	1,603,664	Raw materials
4	Xinjiang United Family	VIEs	2,983,019	Products

For the Year Ended December 31, 2023
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	VIEs	Xinjiang United Family	1,542,178	Cash (as working capital)
2	VIEs	Xinjiang United Family	1,400,536	Raw materials
3	Xinjiang United Family	VIEs	1,845,098	Raw materials
4	Xinjiang United Family	VIEs	3,413,933	Products

For the Year Ended December 31, 2022
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	VIEs	Xinjiang United Family	414,920	Cash (as working capital)
2	VIEs	Xinjiang United Family	1,292,682	Raw materials
3	Xinjiang United Family	VIEs	1,419,306	Raw materials
4	Xinjiang United Family	VIEs	2,163,465	Products

Dividends or Distributions Made to our Company and U.S. Investors and Tax Consequences

As of the date of this annual report, none of our subsidiaries or VIEs has made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

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

Selected Condensed Consolidating Financial Schedule of Chanson International and Its Subsidiaries and the VIEs

The following tables present selected condensed consolidating financial data of Chanson International and its subsidiaries and the VIEs for the years ended December 31, 2024, 2023, and 2022. Chanson International records its investments in its subsidiaries under the equity method. Such investments are presented in the selected condensed consolidating balance sheets of Chanson International as “Investments in subsidiaries” and the profit of the subsidiaries is presented as “Income for equity method investment” in the selected condensed consolidating statements of operations. Pursuant to the VIE Agreements, Chanson International’s wholly owned subsidiary, Xinjiang United Family, has the exclusive right to provide the VIEs services related to business operations, including operational and management consulting services and is entitled to consulting fees, which equal to 100% of the consolidated net income of the VIEs. Accordingly, for the years ended December 31, 2024, 2023, and 2022, Xinjiang United Family recognized the income from VIEs representing net income of the VIEs and financial interest in VIEs since the commencement of the VIE Agreements.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2024
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Revenue	$-	$-	$4,798,614	$2,084,844	$11,344,079	$-	$18,227,537
Cost of revenue	$-	$-	$2,320,657	$2,071,982	$6,640,580	$-	$11,033,219
Income from VIEs	$-	$-	$2,060,482	$-	$-	$(2,060,482)	$-
Loss for equity method investment	$(37,073)	$(37,073)	$-	$-	$-	$74,146	$-
Net income (loss)	$756,285	$(37,073)	$2,146,934	$(2,184,007)	$2,060,482	$(1,986,336)	$756,285
Comprehensive income	$756,285	$1,849,394	$1,765,196	$84,198	$1,731,759	$(5,714,736)	$472,096

	For the Year Ended December 31, 2023
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Revenue	$-	$-	$4,948,427	$2,938,505	$9,365,730	$-	$17,252,662
Cost of revenue	$-	$-	$2,447,095	$1,909,026	$4,749,216	$-	$9,105,337
Income from VIEs	$-	$-	$1,765,358	$-	$-	$(1,765,358)	$-
Loss for equity method investment	$(567,809)	$(567,809)	$-	$-	$-	$1,135,618	$-
Net income (loss)	$33,588	$(567,809)	$1,716,755	$(2,284,564)	$1,765,358	$(629,740)	$33,588
Comprehensive income (loss)	$33,588	$(302,426)	$9,892,175	$(10,194,601)	$1,499,301	$(1,025,227)	$(97,190)

	For the Year Ended December 31, 2022
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Revenue	$-	$-	$4,292,218	$3,780,867	$5,198,990	$-	$13,272,075
Cost of revenue	$-	$-	$2,598,039	$2,088,788	$2,482,577	$-	$7,169,404
Income from VIEs	$-	$-	$829,557	$-	$-	$(829,557)	$-
Loss for equity method investment	$(1,288,205)	$(1,288,205)	$-	$-	$-	$2,576,410	$-
Net income (loss)	$(1,288,205)	$(1,288,205)	$924,321	$(2,212,526)	$829,557	$1,746,853	$(1,288,205)
Comprehensive income (loss)	$(1,288,205)	$(841,074)	$1,439,330	$(2,280,404)	$12,721	$1,299,722	$(1,657,910)

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of December 31, 2024
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total
Cash and cash equivalents	$16,575	$-	$47,479	$108,150	$11,930,559	$-	$12,102,763
Intercompany receivable	$9,013,055	$-	$338,903	$746,500	$2,069,015	$(12,167,473)	$-
Total current assets	$11,029,630	$-	$2,240,578	$2,382,177	$17,653,086	$(14,877,051)	$18,428,420
Investment in subsidiaries, equity method	$(6,239,159)	$(3,841,450)	$-	$-	$-	$10,080,609	$-
Financial interest in VIEs	$-	$-	$7,536,589	$-	$-	$(7,536,589)	$-
Total non-current assets	$2,110,382	$(3,841,450)	$9,297,626	$9,262,717	$5,950,096	$568,043	$23,347,414
Total Assets	$13,140,012	$(3,841,450)	$11,538,204	$11,644,894	$23,603,182	$(14,309,008)	$41,775,834
Intercompany payable	$1,101,925	$-	$5,384,558	$5,684,930	$-	$(12,171,413)	$-
Total Liabilities	$1,101,925	$-	$1,354,867	$25,669,681	$10,104,906	$(14,880,991)	$23,350,388
Total Shareholders’ Equity (Deficit)	$12,038,087	$(3,841,450)	$10,183,337	$(14,024,787)	$13,498,276	$571,983	$18,425,446
Total Liabilities and Shareholders’ Equity (Deficit)	$13,140,012	$(3,841,450)	$11,538,204	$11,644,894	$23,603,182	$(14,309,008)	$41,775,834

	As of December 31, 2023
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total
Cash and cash equivalents	$30,269	$-	$21,340	$562,267	$867,426	$-	$1,481,302
Intercompany receivable	$4,009,100	$-	$414,424	$746,500	$7,748,737	$(12,918,761)	$-
Total current assets	$4,039,369	$-	$2,269,219	$3,610,137	$16,386,644	$(16,970,922)	$9,334,447
Investment in subsidiaries, equity method	$(6,202,086)	$(5,690,844)	$-	$-	$-	$11,892,930	$-
Financial interest in VIEs	$-	$-	$5,476,107	$-	$-	$(5,476,107)	$-
Total non-current assets	$2,399,311	$(5,690,844)	$7,224,733	$13,984,265	$4,765,561	$6,416,823	$29,099,849
Total Assets	$6,438,680	$(5,690,844)	$9,493,952	$17,594,402	$21,152,205	$(10,554,099)	$38,434,296
Intercompany payable	$1,095,872	$-	$7,632,749	$4,060,036	$-	$(12,788,657)	$-
Total Liabilities	$1,095,872	$-	$1,075,811	$31,703,387	$9,385,688	$(16,840,818)	$26,419,940
Total Shareholders’ Equity (Deficit)	$5,342,808	$(5,690,844)	$8,418,141	$(14,108,985)	$11,766,517	$6,286,719	$12,014,356
Total Liabilities and Shareholders’ Equity (Deficit)	$6,438,680	$(5,690,844)	$9,493,952	$17,594,402	$21,152,205	$(10,554,099)	$38,434,296

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2024
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Net cash (used in) provided by operating activities	$(36,123)	$-	$(5,782,130)	$(1,017,590)	$10,373,881	$-	$3,538,038
Net cash (used in) provided by investing activities	$(5,916,565)	$-	$1,922,774	$1,394,709	$(489,361)	$4,997,903	$1,909,460
Net cash provided by (used in) financing activities	$5,938,994	$-	$3,832,063	$(831,236)	$1,408,828	$(4,997,903)	$5,350,746

	For the Year Ended December 31, 2023
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Net cash (used in) provided by operating activities	$-	$-	$(1,345,862)	$(2,476,288)	$868,297	$-	$(2,953,853)
Net cash used in investing activities	$(12,000,100)	$-	$(99,784)	$(1,776,975)	$(586,657)	$4,000,100	$(10,463,416)
Net cash provided by (used in) financing activities	$12,030,369	$-	$960,974	$4,693,811	$(1,626,029)	$(4,000,100)	$12,059,025

	For the Year Ended December 31, 2022
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Net cash (used in) provided by operating activities	$-	$-	$(243,785)	$(1,349,539)	$2,144,672	$-	$551,348
Net cash used in investing activities	$-	$-	$(473,486)	$(188,069)	$(198,479)	$-	$(860,034)
Net cash provided by (used in) financing activities	$-	$-	$1,446,025	$1,491,643	$(2,927,739)	$-	$9,929

ROLL-FORWARD OF INVESTMENT IN SUBSIDIARIES AND VIES

Balance, December 31, 2022	$(5,634,277)
Comprehensive loss for the year	(567,809)
Balance, December 31, 2023	$(6,202,086)
Comprehensive income/loss for the year	(37,073)
Balance, December 31, 2024	$(6,239,159)

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

A substantial part of our current revenue and net income are derived from the UFG Entities. We do not have an ownership interest in any of the UFG Entities. For accounting purposes, our wholly owned subsidiary directs the activities and receives the economic benefits of the VIEs through the VIE Agreements, which enable us to consolidate the financial results of the VIEs in our consolidated financial statements under U.S. GAAP. The VIE Agreements, however, may not be as effective in providing us with the necessary control over each UFG Entity and its operations. Any deficiency in the VIE Agreements may result in our loss of control over the management and operations of the UFG Entities, which will result in a significant loss in the value of an investment in our Company. We rely on contractual rights through the VIE Agreements to effect management of the UFG Entities, which exposes us to the risk of potential breach of contract by the UFG Operators. In addition, since our Chairman, Mr. Gang Li, and Ms. Hui Wang, the Marketing Director of Xinjiang United Family, own 100% of the equity interests in 35 and two UFG Entities, respectively, as of the date of this annual report, it may be difficult for us to change our corporate structure if such UFG Operators refuse to cooperate with us.

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

Mr. Gang Li is our controlling shareholder and Chairman. As of the date of this annual report, 50 of the UFG Entities are owned independently by Mr. Li. Given his significant interest in our Company, there is a risk that when conflicts of interest arise, Mr. Li will not act completely in the best interests of our shareholders (as opposed to his personal interest) or that conflicts of interests will be resolved in our favor. For example, he may determine that it is in UFG’s interests to sever the VIE Agreements with us, irrespective of the effect such action may have on us. Mr. Li has acted as guarantor for certain loans of Xinjiang United Family, which may create conflicts of interest with our Company. In addition, he could violate his fiduciary duties by diverting business opportunities from us to others, thereby affecting the amount of payment UFG is obligated to remit to us under the consulting services agreements.

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

We rely on the approval certificates and business licenses held by UFG, and any deterioration of the relationship between Xinjiang United Family and UFG could materially and adversely affect our overall business operations.

Pursuant to the VIE Agreements, a substantial part of our business in the PRC is undertaken on the basis of the approvals, certificates, business licenses, and other requisite licenses held by each UFG Entity. There is no assurance that each UFG Entity will be able to renew its licenses or certificates when their terms expire with substantially similar terms as the ones they currently hold.

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

We are a holding company and during the years ended December 31, 2024, 2023 and 2022, approximately 62%, 54%, and 39%, of our revenue was derived from the UFG Entities, respectively. As a result, we currently rely for our revenue on dividends payments from Xinjiang United Family after it receives payments from the UFG Entities pursuant to the exclusive service agreements. The term of the exclusive service agreement is 10 years, unless terminated earlier by Xinjiang United Family with a 30-day prior notice. UFG does not have the right to terminate that agreement unilaterally. The agreement would renew automatically by 10 years after expiration, with no limit on times of renewal. Because neither we nor our subsidiaries own equity interests of UFG, the termination of the exclusive service agreement would sever our ability to continue receiving payments from the UFG Entities under our current holding company structure. While we are currently not aware of any event or reason that may cause the exclusive service agreement to terminate, such an event or reason may occur in the future. In the event that the exclusive service agreements are terminated, this may have a severe and detrimental effect on our continuing business viability under our current corporate structure, which, in turn, may affect the value of your investment.

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

On September 24, 2024, the State Council promogated the Regulation on Network Data Security Management, and became effective on January 1, 2025. According to the above regulations, network data processors conducting network data processing activities that may affect or potentially affect national security shall conduct national security reviews in accordance with national regulations.

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

As of the date of this annual report, we have not received any notice from any PRC authorities identifying our PRC subsidiary or the VIEs as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. We believe that the operations of our PRC subsidiary and the VIEs will not be affected and that we are not subject to cybersecurity review and network data security review by the CAC, given that: (i) our PRC subsidiary and the VIEs mainly manufacture and sell bakery products and are unlikely to be classified as CIIOs by the PRC authorities; (ii) our PRC subsidiary and the VIEs make substantially all of their bakery product sales through physical stores and make only a small amount of their bakery product sales through online stores, mostly on third-party online food ordering platforms. Regarding the physical stores, our PRC subsidiary and the VIEs do not require customers to provide their personal data who use their membership cards, which function as reloadable prepaid cards, for purchase, and our PRC subsidiary and the VIEs do not collect personal data from customers who do not use membership cards. Regarding the online platforms, our PRC subsidiary and the VIEs only require customers to provide their cellphone numbers as necessary personal data when customers become online members to purchase products on third-party online food ordering platforms. As a result, we possess personal data of fewer than one million individual clients in our business operations as of the date of this annual report; (iii) since our PRC subsidiary and the VIEs are in the bakery industry, data processed in our business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the PRC authorities; and (iv) our PRC subsidiary and the VIEs have not transferred important data or personal data overseas as of the date of this annual report. We are also not subject to national security review by the relevant authorities, since we currently do not conduct data activities that may affect national security, which we understand might otherwise subject us to the Regulation on Network Data Security Management. There remains uncertainty, however, as to how the Cybersecurity Review Measures, the Measures for the Security Assessment of Cross-border Data Transfer, the Trial Measures and the Regulation on Network Data Security Management will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Regulation on Network Data Security Management. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review, network data security review and national security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

The joint statement by the SEC and the Public Company Accounting Oversight Board (United States) (the “PCAOB”), rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act (the “HFCA Act”) all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings.

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

Our auditor prior to September 29, 2022, Friedman LLP (“Friedman”), had been inspected by the PCAOB on a regular basis in the audit period; our auditor from September 29, 2022 to July 9, 2023, Marcum Asia CPAs LLP (“Marcum Asia”), had been inspected by the PCAOB on a regular basis in the audit period, and our new auditor, ASSENTSURE PAC (“Assentsure”), as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Assentsure is headquartered in Singapore, and is inspected by the PCAOB on a regular basis. None of Friedman, Marcum Asia, or Assentsure is subject to the determinations issued by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our offerings and we cannot assure you whether the national securities exchange or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. In addition, the HFCA Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within three years, may result in the delisting of our Company or prohibition of trading in our Class A Ordinary Shares in the future if the PCAOB is unable to inspect our accounting firm at such future time. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

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

The operations of the PRC Stores are subject to extensive legal and regulatory requirements. They are required to hold a number of licenses and permits in connection with their operations, principally including food production permits and food business permits, before commencement of operations. Failure to obtain such permits or loss of or failure to renew them would be in violation of applicable laws and regulations. If the PRC Stores are found to be in violation of applicable laws and regulations, they could be subject to administrative punishment, including fines, injunctions, asset seizures as well as compulsory suspension of business, any of which could have a material adverse effect on their business, financial condition, results of operations, and prospects. As of the date of this annual report, except one UFG Entity which is applying for the food business permit, all other remaining UFG Entities and branches of Xinjiang United Family have obtained the food business permit, though some of them did not have the food business permits at the time of opening. The failure of these entities to have the food business permit at the time of opening may subject us to fines or other penalties such as income confiscation, although we have not received any notice of warning or been subject to penalties or other penalties from the relevant governmental authorities regarding conducting our business without the above-mentioned permits. The UFG Entities will file renewal requests 30 business days prior to the expiration date of those permits. In general, as long as a business entity operates legally and is in good standing, its renewal request will be approved. The UFG Entities will make their best effort to renew the permits described above but we cannot assure you that they will be able to renew such permits or they will not be subject to any penalties in the future. See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations—Regulations on Food Production and Food Business Operation—Food Production Permit and Food Business Permit.”

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

Under PRC laws and regulations, we are permitted to utilize the proceeds from our offerings to fund our PRC subsidiary by making loans to or additional capital contributions to our PRC subsidiary, subject to applicable government registration, statutory limitations on amount, and approval requirements. As of the date of this annual report, the amount of capital contributions that we have made to Xinjiang United Family is RMB20 million (approximately $2.76 million). Xinjiang United Family may increase its registered capital to receive additional capital contributions from us and currently there is no statutory limit to increasing its registered capital, subject to satisfaction of applicable government and filing requirements. Pursuant to relevant PRC regulations, we may provide loans to Xinjiang United Family up to the larger amount of (i) the balance between the registered total investment amount and registered capital of Xinjiang United Family, or (ii) twice the amount of the net assets of Xinjiang United Family calculated in accordance with the People’s Bank of China Circular 9, subject to satisfaction of applicable government registration or approval requirements. For any amount of loans that we may extend to Xinjiang United Family, such loans must be registered with the local counterpart of SAFE. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Regulations—Regulations on Foreign Exchange.” These PRC laws and regulations may significantly limit our ability to use RMB converted from the net proceeds of our offerings to fund the establishment of new entities in China by our PRC subsidiary or to invest in or acquire any other PRC companies through our PRC subsidiary. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our business, including our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of RMB to the U.S. dollar, and RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between RMB and the U.S. dollar remained within a narrow band. Since June 2010, RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right and decided that with effect from October 1, 2016, RMB was determined to be a freely usable currency and would be included in the Special Drawing Right basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen, and the British pound. In the fourth quarter of 2016, RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and RMB appreciated approximately 7% against the U.S. dollar during this one-year period. In 2022, RMB depreciated approximately 5.5% against the U.S. dollar; in 2023, RMB depreciated approximately 2.6% against the U.S. dollar; and in 2024, the RMB appreciated by approximately 5% against the U.S. dollar With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future. Since we own and operate stores both in the PRC and the U.S., the fluctuations in exchange rates would have a negative effect on our business and results of operations and financial condition.

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

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Class A Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Class A Ordinary Shares.

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

As of the date of this annual report, the operations of our PRC subsidiary and the VIEs are geographically limited to two cities in Xinjiang, and 54 of the 55 PRC Stores are located in Urumqi, the capital city of Xinjiang. The PRC Stores derived 98.2%, 96.6%, and 95% of their revenue from stores in Urumqi in the years ended December 31, 2024, 2023, and 2022, respectively. In addition, the U.S. Stores’ current operations are limited to New York City. The operating entities’ future growth will depend on the growth and stability of the economy of Xinjiang, especially in Urumqi, and New York City. An economic downturn of Xinjiang or New York City, governmental measures implemented in response to the COVID-19 pandemic, or the implementation of provincial or local policies unfavorable to bakery industry may cause a decrease in the demand for the operating entities’ products and could have a negative impact on their profitability and business.

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

The PRC Stores and the U.S. Stores could also be subject to claims or lawsuits relating to an actual or alleged illness or injury or death stemming from the consumption of a misbranded, altered, contaminated, or spoiled product, which could negatively affect their business. Awards of damages, settlement amounts, and fees and expenses resulting from such claims and the public relations implications of any such claims could have an adverse effect on their business. As of the date of this annual report, the PRC Stores do not have insurance to cover claims for damages, and the U.S. Stores, Chanson 23rd Street and Chanson 3rd Ave, have general liability insurance subject to the terms of their respective insurance policies. If the PRC Stores and the U.S. Stores choose to purchase or renew such insurance, the availability and price of insurance to cover claims for damages are subject to market forces that they do not control, and such insurance may not cover all the costs of such claims and would not cover damage to their reputation. Even if product liability claims against them are not successful or fully pursued, these claims could be costly and time consuming and divert our management’s time and resources towards defending them rather than operating our business. In addition, any adverse publicity concerning such claims, even if unfounded, could cause customers to lose confidence in the safety and quality of the operating entities’ products and damage their reputation and brand image.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended December 31, 2024, 2023, and 2022, we have identified a material weakness in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weakness identified was that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules. See “Item 15. Controls and Procedures.” Our management is currently in the process of implementing the steps necessary to remediate the material weakness. Measures that we implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024. This could adversely affect the market price of our Class A Ordinary Shares due to a loss of investor confidence in the reliability of our reporting processes.

The dual class structure of our Ordinary Shares has the effect of concentrating voting control with Mr. Gang Li, our Chairman, and his interest may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 50 votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of the date of this annual report, Mr. Gang Li, our Chairman, beneficially owns 2,700,000, or approximately 12.48% of our issued Class A Ordinary Shares, and 5,670,000, or 100%, of our issued Class B Ordinary Shares, representing approximately 93.80% of the voting rights in our Company. As a result, until such time as Mr. Gang Li’s voting power is below 50%, Mr. Gang Li as the controlling shareholder has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

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

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of 21,629,707 Class A Ordinary Shares are outstanding as of the date of this annual report. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

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

We face additional risks and uncertainties related to any potential actions resulting from the Securities and Exchange Commission, or the SEC and Nasdaq, ongoing investigation, or any other investigation or action.

On October 7, 2024, the SEC issued an Order of Suspension of Trading temporarily suspending trading in our Class A Ordinary Shares for the period from 4:00 a.m. EDT on October 8, 2024, through 11:59 p.m. EDT on October 21, 2024. On October 8, 2024, we received an information request from The Nasdaq Stock Market LLC (“Nasdaq”) for certain information and documents and we provided relevant documents to Nasdaq on October 11, 2024. We have not received follow-up inquiries or requests from SEC or Nasdaq since then. Although our Class A Ordinary Shares resumed trading upon expiration of the SEC order, we are unable to predict the outcome of the SEC investigation or inquiry of Nasdaq or any other actions the SEC or Nasdaq may take in connection therewith. Furthermore, the Company’s reputation may be negatively impacted. As a result, the potential impact to the Company’s business, if any, cannot be determined.

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

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. We may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

On March 10, 2025, we received a notice from the Listing Qualifications Department of Nasdaq notifying the Company that based upon the closing bid price of the Class A Ordinary Shares of the Company for the last 30 consecutive business days, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2) to maintain a minimum bid price of $1 per share. Nasdaq has provided the Company with an 180 calendar days compliance period, or until September 8, 2025, in which to regain compliance with Nasdaq continued listing requirement. The details of the bid price deficiency are described in the report of foreign private issuer on Form 6-K filed with the SEC on March 13, 2025 (File No. 001-41663), which is incorporated by reference herein.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Pursuant to our amended and restated articles of association, shareholders will not have any right to inspect any account or book or document of the Company except as conferred by Companies Act (Revised) of the Cayman Islands or as authorized by our directors or by ordinary resolution of our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting within 21 clear days’ from the date of receipt of a requisition. If our directors fail to call a properly requisitioned meeting, the requisitioners or any of them may call a general meeting within three months after the end of that period. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Chanson Greenwich store has been permanently closed since October 31, 2023 and Chanson 355 Greenwich LLC was dissolved on August 28, 2024.

Corporate Information

We are an exempted company with limited liability incorporated and registered under the laws of the Cayman Islands on July 26, 2019. Our principal executive offices are located at B9 Xinjiang Chuangbo Zhigu Industrial Park, No.100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China, and our phone number is +86-0991-2302709. Our registered office in the Cayman Islands is located at 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KY1-1002 Cayman Islands, and the phone number of our registered office is +1-345-949-8599. We maintain corporate websites at www.ir.chanson-international.net, www.patisseriechanson.com, and www.thymebarnyc.com. The information contained in, or accessible from, our websites or any other website does not constitute a part of this annual report. Our agent for service of process in the U.S. is George Chanson (NY) Corp., located at 41 Madison Avenue, New York, NY 10010.

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

The PRC Stores are a bakery chain consisting of 55 stores operated by Xinjiang United Family and the VIEs, under the “George●Chanson” brand in Xinjiang, and the U.S. Stores, which consist of three stores in the U.S., sell their products in New York City. Selling through directly-operated stores, instead of franchise stores, allows the operating entities to run their entire operation more efficiently and to exercise greater control over the quality of products and the presentation of their brand, and to better manage customer experience in the stores. The current customer base of the PRC Stores and the U.S. Stores consists of both individual and corporate customers. To expand their customer base, the PRC Stores and the U.S. Stores have developed a variety of marketing and sale strategies, such as increasing their presence on social media platforms, devising pricing and discounting programs, and improving customer in-store experience.

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

As of December 31, 2024, the PRC Stores had more than 1027 types of bakery products, seasonal products and beverage products on sale, including over 93 types of new products introduced to the market since January 1, 2024, and the U.S. Stores had 100 types of eat-in menu items and bakery products on sale, including 30 types of new products introduced to the market since January 1, 2024. The PRC Stores and the U.S. Stores also offer a large number of beverage products.

For the years ended December 31, 2024, 2023, and 2022, we had total revenue of $18,227,537, $17,252,662, and $13,272,075 , respectively, and net income of $756,285, net income of $33,588, and net loss of $1,288,205 , respectively. The PRC Stores accounted for 88.5%, 82.9%, and 71.6% of our total revenue for those fiscal years, respectively, and the U.S. Stores accounted for 11.5%, 17.1%, and 28.4%, respectively.

The PRC Stores primarily generate revenue through sale of bakery products, seasonal products, and beverage products. For the years ended December 31, 2024, 2023, and 2022, revenue derived from sale of bakery products accounted for 91.6%, 87.6%, and 91.7%, of the PRC Stores’ revenue, respectively, revenue derived from sale of seasonal products accounted for 6.1%, 9.1%, and 7.3%, respectively, and revenue derived from sale of beverage products accounted for 2.3%, 3.3%, and 1.0%, respectively.

The U.S. Stores primarily generate revenue through offering eat-in services and sale of bakery products and beverage products. For the years ended December 31, 2024, 2023, and 2022, revenue derived from offering eat-in services accounted for 14.5%, 27.0%, and 29.6% of the U.S. Stores’ revenue, respectively, revenue derived from sale of bakery products accounted for 24.3%, 15.1%, and 16.2%, respectively, and revenue derived from sale of beverage products accounted for 61.2%, 57.9%, and 54.2%, respectively.

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

Advanced Industry Research and Constant Product Innovation

With a successful history of developing new products based on customer demand and market trends, the PRC Stores and the U.S. Stores focus on constant innovation to improve the taste, texture, formula, and packaging of their products, which has enabled them to introduce new products periodically. The PRC Stores and the U.S. Stores keep separate product lines. As of December 31, 2024, the PRC Stores had introduced over 193 types of new products and the U.S. Stores had introduced 123 types of new products since January 1, 2024. The PRC Stores and the U.S. Stores typically evaluate the profitability of their products annually or semi-annually by considering factors such as cost of revenue increases and competitive pricing strategies. They have historically been able to terminate less profitable products, and launch similar new products and refine their product formulas to enhance existing products with higher prices to cover higher ingredient costs.

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

Well-Developed Distribution Network in Xinjiang

The PRC Stores highly value the development of their distribution network. With years of experience in marketing and selling products in the food industry in Xinjiang, the PRC Stores have adopted a core strategy that focuses on developing a network of stores and supplementing the network with other distribution channels. As of the date of this annual report, the PRC Stores consist of 55 stores in two well-developed cities of Xinjiang, namely Urumqi and Changji. The relatively low labor cost in Xinjiang and the PRC Stores’ long-term, sustainable business relationships with established local supermarkets that enjoy high levels of brand loyalty, such as Youhao Supermarket and Huijia Supermarkets, strengthen their power to control front-end product sales, prepare them with a solid foundation to explore new market opportunities, and improve their operation efficiency. The PRC Stores also sell products through third-party online food ordering platforms. To maintain a close connection between the point of sale of each distribution channel and their production team, the PRC Stores primarily use their own transportation team to transport products. Third-party companies sometimes provide ancillary logistic support. The PRC stores have designed and effectively implemented various marketing strategies in their distribution network in Xinjiang to introduce new products and promote marketing campaigns within short periods of time.

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

The PRC Stores

Products

The PRC Stores currently offer more than 1073 types of bakery products and seasonal products, together with more than 119 types of beverage products. Bakery products of the PRC Stores include packaged bakery products (cakes, bread, and snacks), birthday cakes, and made-in-store pastries. The bestselling bakery products are little puffs, chocolate cakes, cheesecakes, whole-wheat bread, multigrain bread, original-flavor cookies, amber-walnut cookies, seven-inch fruit cakes, croissants, and almond pudding. Seasonal products of the PRC Stores include mooncakes and zongzi (sticky-rice ball stuffed with different fillings and wrapped in bamboo leaves). The bestselling seasonal products are red-bean flavored mooncakes, sweet-date flavored zongzi, and flower flavored zongzi. Beverage products of the PRC Stores include store-made beverages and juice products. The bestselling beverage products are Americano, latte, coconut latte, oatmeal latte, cappuccino, and orange flavored tea and lemon flavored tea.

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

Product transportation to the PRC Stores is carried out by their own transportation team. As of March 31, 2025, their transportation team had the capacity of transporting an aggregate of 22 tons of goods per transition. Depending on product features, the PRC Stores’ products are shipped at either room temperature, which is suitable for products that can be preserved at room temperature, or through cold-chain transportation, which is applied to semi-finished products such as frozen dough and desserts. The PRC Stores’ -32.8 degree Fahrenheit large freezer and their 323 square feet cold-storage facilities can adequately house the operation of cold-chain transportation.

Distribution Channels

PRC Stores

The PRC Stores consist of 55 stores in two cities of Xinjiang, namely Urumqi and Changji. Instead of franchising, our PRC subsidiary and the VIEs directly operate all of the PRC Stores because it allows them to exercise greater control over product quality, front-end sales, customer service quality, and overall shopping environment. This model also makes it easier to initiate transparent communication between our central management team and employees at the PRC Stores and to more efficiently manage our entire business operation in the PRC through the ERP System. Our subsidiary and the VIEs plan to continue operating the PRC Stores directly in the foreseeable future.

Digital Platforms

The PRC Stores operate an online store that is linked to the official account of the PRC Stores on WeChat and focuses on selling cakes. For the year ended December 31, 2024, the product sales made through the online store of the PRC Stores accounted for approximately 0.35% of their total sales.

Third-Party Platforms

The PRC Stores list their bakery products on third-party online food ordering platforms such as Meituan-Dianping. Customers can order through these platforms, and pick up the ordered bakery products at the PRC Stores or have them delivered by the carriers of these platforms. For the years ended December 31, 2024, 2023, and 2022, the sales made through these third-party platforms accounted for approximately 8.26%, 6.69%, and 5.32% of our total sales, respectively.

Store Experience

Approximately 24 of the PRC Stores have seats, with an average capacity of approximately 5-10 guests. For further details on the size of each PRC Store, see “—Properties—Properties in the PRC.” The PRC Stores are generally open from 10:00 a.m. to 10:30 p.m. daily during the summer and from 10:30 a.m. to 11:00 p.m. during the winter, and benefit from a balanced sales mix across operating hours.

Membership and Customers

The PRC Stores issue free membership cards that are rechargeable with cash in stores to encourage higher spending by customers and strengthen their loyalty to the PRC Stores’ brand. Both corporate and individual customers can get membership cards, add money onto the cards, and use them to purchase products in the PRC Stores. By using these membership cards, customers will enjoy benefits such as free cash vouchers that can be used to purchase products of the PRC Stores and 12% off original prices of all products on member day each week. Once a customer adds at least RMB200 (approximately $29) to a new membership card, the customer is counted as a member of the PRC Stores. As of December 31, 2024, the PRC Stores had approximately 987,196 members. For the years ended December 31, 2024, 2023, and 2022, the sales to members collectively accounted for 49.40%, 51.47%, and 54% of our total sales, respectively.

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

Products

The U.S. Stores currently offer 100 types of eat-in menu items and bakery products, together with a large number of beverage products. The U.S. Stores make these products in the kitchen or bar of the store and serve them to eat-in customers or sell them in store. The U.S. Stores’ eat-in menu includes sandwiches, éclairs, tarts, cakes, cookies, croissants, and pastries. Their bestselling menu items include Jambon Eggs & Cheese, Tomato Soup & Grilled Cheese, and Crème Brûlée French Toast. The U.S. Stores’ selection of cakes, cookies, éclairs, tarts, bread, croissants, and pastries is now curated in partnership with premium outside purveyors, following the elimination of our in-house bakery and pastry teams. Their bestselling bakery products include Croissant au Beurre, Pain au Chocolat, and Almond Croissant. The U.S. Stores’ beverage products include coffee, tea, juice, soda, and cocktails, with the recent addition of mimosas and signature cocktails. Their bestselling beverage products include latte, cappuccino, and americano.

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

Revenue derived from delivery, pickup, and catering services accounted for 13.2%, 15.2%, and 15.5% of the total revenue of the U.S. Stores for the years ended December 31, 2024, 2023, and 2022, respectively.

Customers

Substantially all of sales of the U.S. Stores are to individual customers and the U.S. Stores also supply bread and desserts to corporate customers, including coffee shops and cafes in New York City. The U.S. Stores generated 99.85%, 100%, and 100% of their revenue from sales to individual customers and 0.15%, 0%, and 0% from sales to corporate customers during the years ended December 31, 2024, 2023, and 2022, respectively.

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

The PRC Stores enter into supply agreements in the ordinary course of business with their suppliers, pursuant to a form of supply agreement typically for a one-year term. For some raw materials, such as butter, the suppliers provide a certain quantity of raw materials at a fixed price and deliver them separately based upon the needs of the PRC Stores; for other raw materials, such as eggs, the suppliers provide raw materials at prices determined when the PRC Stores place their orders. If the price of certain imported raw material is expected to rise, suppliers will provide a written notice to the PRC Stores at least one month in advance and the PRC Stores will then decide whether to order additional raw materials before the price increases. Suppliers deliver to the central factory of the PRC Stores approximately twice per week on Mondays and Fridays. After suppliers deliver, the payment per order is calculated based on the actual number of qualified products that meet the PRC Stores’ verification standards. Usually, the PRC Stores are given one to three months to complete the payment per order. Top suppliers of the PRC Stores during the year ended December 31, 2024 included Urumqi Junxin Hongye Commerce and Trade Co., Ltd., Urumqi Zhixin Jiamei Commerce and Trade Co., Ltd., and Xinjiang Zhicheng Dingli Commerce and Trade Co., Ltd.. Their supply constituted 15.30%, 14.02% and 9.10% of the PRC Stores’ total raw materials in terms of monetary value in that fiscal year, respectively. Top suppliers of the PRC Stores during the year ended December 31, 2023 included Urumqi Yuxin Jiayuan Commerce and Trade Co., Ltd., Urumqi Junxin Hongye Commerce and Trade Co., Ltd., Xinjiang Meishifu Food Co., Ltd. (“Meishifu”), and Pengcheng Fruit Company. Their supply constituted 11.93%, 6.85%, 6.27%, and 6.05% of the PRC Stores’ total raw materials in terms of monetary value in that fiscal year, respectively. Top suppliers of the PRC Stores during the year ended December 31, 2022 included Urumqi Yuxin Commerce and Trade Co., Ltd. (“Yuxin”), Meishifu, Pengcheng Fruit Company, Xinjiang Zhengda Food Co., Ltd. (“Zhengda”), and Peimeirun. Their supply constituted 10%, 10%, 7%, 7%, and 7% of the PRC Stores’ total raw materials in terms of monetary value in that fiscal year, respectively.

The U.S. Stores order raw materials from suppliers based on their needs, instead of entering into long-term supply agreements with their suppliers. The U.S. Stores are able to ensure consistent delivery and competitive pricing because of their long-term business relationships with these suppliers. Suppliers of sugar and flour deliver to the U.S. Stores weekly and suppliers of vegetables and fruits do so daily. Top suppliers of the U.S. Stores during the year ended December 31, 2024 included Baldor Specialty Foods Inc,Pain D Avignon and Éclair. Their supply constituted 17.983%,15.65% and 18.33%% of the U.S. Stores’ total raw materials in terms of monetary value in that fiscal year, respectively. Top suppliers of the U.S. Stores during the year ended December 31, 2023 included Baldor Specialty Foods, Inc. (“Baldor”), Southern Glazers of NY Metro, and The Chefs’ Warehouse. Their supply constituted 28%, 12%, and 13% of the U.S. Stores’ total raw materials in terms of monetary value in that fiscal year, respectively. Top suppliers of the U.S. Stores during the year ended December 31, 2022 included Baldor, Southern Glazers of NY Metro, and Empire Merchants. Their supply constituted 30%, 7%, and 5% of the U.S. Stores’ total raw materials in terms of monetary value in that fiscal year, respectively.

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

On a periodic basis, the PRC Stores and the U.S. Stores design and execute discounting strategies to stimulate sales. The PRC Stores and the U.S. Stores have effectively adopted a number of discounting strategies, including: in the PRC Stores, (i) a member day on which members enjoy 12% off original prices of all products each week, (ii) discounting activities on third-party online food ordering platforms, and (iii) discounting benefits enjoyable only through using credit cards issued by Shanghai Pudong Development Bank Co., Ltd; in Chanson 23rd Street, (i) Seasonal Combo ($16) : Any Sandiwch + Any Hot Barista Drink + Any Macaron (1 piece), (ii) 50% off on all desserts after 3 p.m. on Wednesday, Friday and Sunday to help reduce waste and increase foot traffic, and (iii) 20% off on the first catering order, (iv) discounts to employees of nearby corporations and (v) 20% off first catering order if order through the Patisserie Chanson App.

Social Media

The PRC Stores and the U.S. Stores enhance publicity of their products and the effectiveness of their other marketing strategies on major Chinese and U.S. social media platforms and their own websites.

The PRC Stores operate official accounts on WeChat, Weibo, and Douyin, which had an aggregate of over 59,825 followers as of December 31, 2024, and regularly post information of their new products, discounting activities, and brand development there.

The U.S. Stores operate ten official accounts across different brands and social media platforms (Instagram, Facebook & Tiktok), which had over 103,222 followers in total, as of December, 2024. Overall impressions across all social media platforms have consistently averaged 300,000 per month throughout. The U.S. Stores regularly post pictures and short videos of their stores and products with detailed information about their new products and promotion activities to attract potential customers and promote their image as a modern European-style café and eatery.

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

On June 30, 2021, Xinjiang United Family entered into a lease agreement for approximately 54,638 square feet of building space for the central factory. The term of the lease agreement is from June 15, 2021 to June 14, 2031, unless otherwise terminated by either party. Xinjiang United Family is required to notify the landlord in advance within 90 days prior to the end of the lease term if it would like to renew the lease agreement. The central factory is designed to have an annual production capacity of bakery products, seasonal products, and beverage products worth (on the raw cost basis) RMB150 million. We have put the bakery production line of the central factory int operation. The investment budget for the bakery production line of the central factory is approximately RMB16.1 million (approximately $2.2 million) after VAT deduction. As of December 31, 2024, we had spent approximately RMB15.16 million (approximately $2.09 million), and the future minimum expenditure is estimated to be RMB126,400 (approximately $17,393). Xinjiang United Family plans to use cash flow from the operations of the PRC Stores to fund the future construction. For additional information on our past and expected capital expenditures on the central factory, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Our PRC subsidiary and the VIEs currently operate 55 stores in Xinjiang. Our PRC subsidiary and the VIEs lease all these store spaces from third-party individuals and corporations, except that the store space of Wenhua is provided by Urumqi Plastic Surgery Hospital Co., Ltd., pursuant to a Premises Use Agreement and a Supplemental Agreement without charge.

The following table shows the information of the 55 PRC Stores in operation as of the date of this annual report:

		City	Size (Square Feet)	Opened
1	Midong	Urumqi	1,506	April 2017
2	Dehui Wanda	Urumqi	1,111	January 2018
3	Changji Huijia	Changji	861	September 2015
4	Hongshan	Urumqi	1,377	November 2017
5	Beimen	Urumqi	936	May 2018
6	Minzhu	Urumqi	1,830	April 2014
7	Riyue Xingguang	Urumqi	1,428	May 2014
8	Wanyancheng	Urumqi	1,152	October 2017
9	Huarun Wanjia	Urumqi	479	January 2015
10	Changchun	Urumqi	1,335	March 2014
11	Huijia Third Floor	Urumqi	920	September 2012
12	Baishang	Urumqi	1,658	February 2019
13	Railway Bureau	Urumqi	1,830	May 2019
14	Economics Development Wanda	Urumqi	1,253	July 2019
15	Hongshan Lifestyle	Urumqi	2,640	November 2019
16	Nanhu	Urumqi	1,291	September 2020
17	Hebei Road Huarun	Urumqi	861	October 2020
18	Degang Wanda	Urumqi	1,153	December 2020
19	Xinbei Yuanchun	Urumqi	807	October 2021
20	Dehui Wangda Fourth Floor	Urumqi	215	November 2021
21	Qingnian Road Haojiaxiang	Urumqi	861	November 2021
22	Vanke Jincheng Huafu	Urumqi	910	November 2021
23	Gaoxin Wanda	Urumqi	1,481	December 2021
24	Soul●Song Meimei No. 2	Urumqi	239	March 2023
25	Soul●Song Wanyan Cheng	Urumqi	2,217	May 2023
26	Soul●Song Wenhua Road	Urumqi	1,076	July 2023
27	Soul●Song Minzhu Road	Urumqi	215	July 2023
28	Vanke Tianshanli	Urumqi	2,045	September 2023
29	Soul●Song Vanke Tianshanli	Urumqi	1,829	September 2023
30	Soul●Song Gaoxin Wanda	Urumqi	2,023	September 2023
31	Wuyue Square	Urumqi	1,770	August 2023
32	Xidan	Urumqi	1,205	January 2024
33	Tianbai	Urumqi	650	October 2015
34	Wenhua	Urumqi	645	October 2012
35	Meimei	Urumqi	824	November 2012
36	Meimei No. 3	Urumqi	1,743	August 2023
37	Ruitai	Urumqi	538	May 2015
38	Soul●Song Mali Hospital	Urumqi	215	July 2024
39	Soul●Song Aidi Dajiang	Urumqi	1,582	September 2024
40	World Champion County No. 1	Urumqi	538	September 2024
41	World Champion County No. 2	Urumqi	874	September 2024
42	World Gongyuan	Urumqi	980	November 2024
43	Mercure Phase 3	Urumqi	664	August 2024
44	Zhongnan Shangyue City	Urumqi	794	September 2024
45	Rhine Manor	Urumqi	369	September 2024
46	Xinzhou City Garden	Urumqi	807	September 2024
47	Tianshan Vanke	Urumqi	1,385	November 2024
48	Zijin Hui	Urumqi	161	February 2025
49	Soul●Song Zijin Hui	Urumqi	597	February 2025
50	Tongjia Peacock Mansion	Urumqi	868	January 2025
51	Karamay West Street	Urumqi	803	December 2024
52	Jiaheyuan	Urumqi	468	December 2024
53	Yangtze River Road	Urumqi	879	December 2024
54	Kangcheng Golf	Urumqi	485	December 2024
55	Soul●Song Zhongqiao Second Alley	Urumqi	362	December 2024

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

Chanson NY rents one office in New York City from a third party for a lease term that expired on March 31, 2024. Chanson NY is in the process of communications with the landlord to extend that lease.

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

Employees

As of December 31, 2024, 2023, and 2022, our PRC subsidiary and the VIEs had 369, 356, and 294 employees and our subsidiaries in the U.S. had 36, 54, and 60 employees, respectively. The following table sets forth the number of employees of our subsidiaries and the VIEs on December 31, 2024 by area of business:

Employees based in the PRC

Number of Employees
Management	8
Finance	13
Production and R&D	63
General and Administration	17
Logistics	17
Marketing and Sales	251
Total	369

Employees based in the U.S.

Number of Employees
Management	2
Cooking and Baking	5
Finance	1
Logistics	3
General and Administration	2
General Store Operation	23
Total	36

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

None of the employees are currently represented by labor unions. In the year ended December 31, 2024, the operating entities did not hire any temporary employees. In general, the PRC Stores and the U.S. Stores consider their relationship with their employees to be good.

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

As of the date of this annual report, (i) the five branch offices of Xinjiang United Family have obtained the food business permits, and (ii) except one UFG Entity which is applying for the renewal of their food business permits, all remaining UFG Entities have obtained the food business permits, which are valid currently, allowing them to retail bakery products and store-made beverages and juice products, although some of them did not have the food business permits at the time of their opening. Pursuant to the Food Safety Law, the failure of these entities to have the food business permit at the time of opening may result in the confiscation of their illegal income, foodstuffs from the illegal business operations, tools, equipment, and ingredients used in the illegal activities. Where the value of foodstuffs from the illegal operations is less than RMB10,000, a fine ranging from RMB50,000 to RMB100,000, shall be imposed; where the value of foodstuffs is RMB10,000 or more, a fine ranging from 10 to 20 times the value of the foodstuffs shall be imposed. Although the PRC Stores have not received any notice of warning or been subject to penalties or other penalties such as income confiscation from the relevant governmental authorities regarding conducting their business without the above-mentioned permits as of the date of this annual report, we cannot assure you that the PRC Stores will not be subject to any penalties in the future. The PRC Stores will file a renewal request 30 business days prior to the expiration date of those permits. In general, as long as a business entity operates legally and is in good standing, its renewal request will be approved, but we cannot assure you that the PRC Stores will be able to renew such permits in the future.

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

Regulations on Patents

Pursuant to the Patent Law of the PRC, or the “Patent Law,” promulgated by the SCNPC on March 12, 1984, most recently amended on October 17, 2020, and effective from June 1, 2021, and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001 and most recently amended on December 11, 2023, which came into effect on January 20, 2024, there are three types of patents in the PRC: invention patent, utility model patent, and design patent. The protection period is 20 years for invention patent, 10 years for utility model patent, and 15 years for design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activity in infringement of a patent without prior authorization of the patentee shall pay compensation to the patentee and is subject to a fine imposed by relevant administrative authorities and, if the infringement constitutes a crime, shall be held criminally liable. In the event that a patent is owned by two or more co-owners without an agreement regarding the distribution of revenue generated from the exploitation of any co-owner of the patent, such revenue shall be distributed among all the co-owners.

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

Regulations on Company Establishment

The establishment, operation, and management of companies in the PRC is governed by the PRC Company Law, or the “Company Law,” as promulgated by the SCNPC on December 29, 1993, effective on July 1, 1994, and subsequently amended in 1999, 2004, 2005, 2013, 2018 and 2023. On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, or the Amended PRC Company Law, which came into effect on July 1, 2024, to supersede the existing PRC Company Law which was amended in October 2018. According to the Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The Company Law applies to both domestic companies and foreign-invested companies.

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

Regulation on Foreign Investment

Investment activities in the PRC by foreign investors were principally governed by the Guidance Catalog of Industries for Foreign Investment, promulgated and as amended from time to time by MOFCOM and National Development and Reform Commission (“NDRC”), which was later divided into two legal documents, including the Catalog of Industries for Encouraged Foreign Investment, or the “Encouraged Catalog,” and the Special Administrative Measures for Access of Foreign Investment (Negative List), or the “Negative List.” The current Encouraged Catalog was promulgated by MOFCOM and NDRC on October 26, 2022 and became effective on January 1, 2023. The current Negative List was promulgated by MOFCOM and NDRC on September 6, 2024, and became effective on November 1, 2024. Industries listed in the Negative List are divided into two categories: restricted and prohibited. Industries not listed in the Negative List are generally constituted “permitted,” and are open to foreign investment unless specifically restricted by other PRC regulations. For restricted industries, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Pursuant to the current Negative List, manufacturing and selling bakery products is an encouraged industry for foreign investment access.

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

Regulations on Taxation

Enterprise Income Tax

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, and became effective on January 1, 2008, and then amended on February 24, 2017 as well as December 29, 2018, and the Implementation Rules for the Enterprise Income Tax Law of the PRC, or the Implementation Rules, which were promulgated by the State Council on December 6, 2007, became effective on January 1, 2008, and were amended on April 23, 2019 as well as December 6, 2024, which came into effect on January 20, 2025, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The Implementing Rules of the EIT Law define a “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. It is more likely than not that the Company and its offshore subsidiary would be treated as a non-resident enterprise for PRC tax purposes. Please see “Item 10. Additional Information—E. Taxation—People’s Republic of China Enterprise Taxation.”

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

In accordance with the Regulations on the Management of Housing Fund, which were promulgated by the State Council in April 3, 1999 and amended in March 24, 2002 and March 24, 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time. Xinjiang United Family has not yet paid housing funds for all employees.

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

Revenue

Our revenue is derived primarily from sales of bakery and other products under the operating entities’ “George●Chanson,” “Patisserie Chanson,” and “Chanson” brand names. As of December 31, 2024, the operating entities managed and operated 55 stores in the PRC (the “PRC Stores”) and three stores in the U.S. (the “U.S. Stores”). Our revenue is periodically influenced by the efficiency of sales promotions and the introduction and discontinuance of sales and promotion incentives. Growth of our revenue is primarily driven by expansion of the operating entities’ store base in existing and new markets as well as comparable store sales growth, described in “—Comparable Store Sales.” Revenue is impacted by competition, current economic conditions, pricing, inflation, product mix and availability, promotion, and spending habits of the operating entities’ customers. The product offerings of the PRC Stores and the U.S. Stores across diverse product categories support growth in revenue by attracting new customers and encouraging repeat visits from their existing customers.

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

A variety of factors affect our comparable store sales, including, among others, consumer trends, competition, current economic conditions, pricing, inflation, changes in the operating entities’ product mix, the success of their marketing programs, and the COVID-19 pandemic. During the year ended December 31, 2024, the comparable store sales in China (excluding the impact of foreign currency translation) increased by 10.7%. Since the start of fiscal year 2024, the PRC Stores have focused more on increasing their market share and there have been increased promotion activities and price discounts given to our customers, which attracted more customers to make purchases at the PRC Stores in the year ended December 31, 2024. As a result, the comparable store sales in China increased during the year ended December 31, 2024 as compared to last year. During the year ended December 31, 2024, the comparable store sales in the U.S. decreased by 12.6%, mainly due to increased competition from competitors operating in the same area.

Gross Profit and Gross Margin

Gross profit is the difference between revenue and cost of revenue. Our cost of revenue consists of labor costs, costs of ingredients used to prepare the operating entities’ bakery products, inventory write-off due to discarded bakery products, packaging costs, freight charges, utility costs, rent expenses of manufacturing space, depreciation of production equipment, and other overhead costs. Ingredients costs account for the largest portion of our cost of revenue. Supplies and prices of the operating entities’ various ingredients can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, political environment, and economic conditions. An increase in the price of any ingredients used in the operating entities’ bakery products could result in an increase in costs from their suppliers, and the operating entities may not be able to increase prices to cover increased costs, which would have an adverse effect on their operating results and profitability. In order to negotiate more favorable prices on ingredients, the operating entities have been and will continue to be directly involved in sourcing ingredients from qualified suppliers and try to lock in ingredient prices for typically six to twelve months through non-cancelable purchase commitments, when they expect the price to increase. Over the past years, the operating entities have invested significant time and energy to achieve cost reduction and productivity improvement in their supply chain. The operating entities have focused on reducing ingredient and packaging costs through increased volume buying, direct purchasing, and price negotiations, as well as strengthening inventory management from raw materials to finished goods to reduce the spoilage and wastage. On the other hand, labor is a primary component in the cost of operating the operating entities’ business. Increased labor costs due to competition, increased minimum wage or employee benefits costs, or otherwise, would adversely impact the operating entities’ operating expenses. In addition, the operating entities’ success depends on their ability to attract, motivate, and retain qualified employees, including store managers and staff, to keep pace with their growth strategy.

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

Operating Income

Operating income is the difference between gross profit and SG&A expenses. Operating income excludes interest income (expenses), other income, interest income from long term debt investment, and income tax expenses. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

Comparison of Results of Operations for the Years Ended December 31, 2024, 2023 and 2022

The following table summarizes the results of our operations during the years ended December 31, 2024, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or decrease during such years.

	For the years ended December 31,
	2024	2023	2022
Revenue	$18,227,537	$17,252,662	$13,272,075
Cost of revenue	11,033,219	9,105,337	7,169,404
Gross profit	7,194,318	8,147,325	6,102,671

OPERATING EXPENSES
Selling expenses	4,757,279	4,882,958	3,697,909
General and administrative expenses	2,966,659	3,874,868	3,842,787
Total operating expenses	7,723,938	8,757,826	7,540,696

LOSS FROM OPERATIONS	(529,620)	(610,501)	(1,438,025)

OTHER INCOME (EXPENSES)
Interest (expense) income, net	(50,928)	35,505	(35,457)
Other income, net	687,492	193,425	194,824
Interest income from long term debt investment	723,945	534,575	-
Total other income, net	1,360,509	763,505	159,367

INCOME (LOSS) BEFORE INCOME TAX EXPENSE	830,889	153,004	(1,278,658)

INCOME TAX EXPENSE	74,604	119,416	9,547

NET INCOME (LOSS)	$756,285	$33,588	$(1,288,205)

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

Our total revenue increased by $974,875, or 5.7%, from $17,252,662 for the year ended December 31, 2023 to $18,227,537 for the year ended December 31, 2024. The increase in our revenue was due to increased revenue from the PRC Stores, which was partially offset by decreased revenue from the U.S. Stores.

Our total revenue increased by $3,980,587, or 30.0%, from $13,272,075 for the year ended December 31, 2022 to $17,252,662 for the year ended December 31, 2023. The increase in our revenue was due to increased revenue from the PRC Stores, which was partially offset by decreased revenue from the U.S. Stores.

The following table sets forth the breakdown of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively:

	For the Years Ended December 31,
	2024	%	2023	%	2022	%
China
Bakery products	$14,793,850	81.1%	$12,532,127	72.6%	$8,705,218	65.7%
Other products	1,348,844	7.4%	1,782,030	10.3%	785,990	5.9%
Subtotal: revenue from China	16,142,694	88.5%	14,314,157	82.9%	9,491,208	71.6%

United States
Bakery products	506,264	2.8%	444,958	2.6%	612,819	4.6%
Beverage products	1,276,306	7.0%	1,700,974	9.9%	2,047,670	15.4%
Eat-in services	302,273	1.7%	792,573	4.6%	1,120,378	8.4%
Subtotal: revenue from the United States	2,084,843	11.5%	2,938,505	17.1%	3,780,867	28.4%

Total Revenue	$18,227,537	100.0%	$17,252,662	100.0%	$13,272,075	100.0%

China

The PRC Stores accounted for 88.5%, 82.9% and 71.6% of our total revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

Revenue from China increased by $1,828,537, or 12.8%, from $14,314,157 for the year ended December 31, 2023 to $16,142,694 for the year ended December 31, 2024. The increase was mainly due to the increased revenue from bakery products, which was partially offset by the decrease revenue from other products. Revenue from bakery products increased by $2,261,723, or 18.0%, from $12,532,127 for the year ended December 31, 2023 to $14,793,850 for the year ended December 31, 2024. The increase was mainly attributed to the increased revenue generated by the newly opened bakery stores, as fifteen bakery stores were opened during the year ended December 31, 2024. Furthermore, since the start of fiscal year 2024, the PRC Stores have focused more on increasing their market share and there have been increased promotion activities and price discounts given to our customers, which attracted more customers to make purchases at the PRC Stores in the year ended December 31, 2024. Revenue from other products decreased by $433,186, or 24.3%, from $1,782,030 for the year ended December 31, 2023 to $1,348,844 for the year ended December 31, 2024. The decrease was mainly due to decreased revenue from seasonal products as well as from beverage products. Revenue from seasonal products decreased by $329,975, or 25.3%, from $1,306,822 for the year ended December 31, 2023 to $976,847 for the year ended December 31, 2024. The post-COVID-19 economy in China has recovered at a slower pace than expected, and the spending behavior of consumers have been affected by various factors such as the economic downward pressure and lack of consumer confidence. As a result, our revenue from seasonal products decreased due to the consumption downgrade during the year ended December 31, 2024. Our customers were more sensitive to the selling price and preferred lower-priced seasonal products with same quality during the year ended December 31, 2024. Revenue from beverage products decreased by $103,211, or 21.7%, from $475,208 for the year ended December 31, 2023 to $371,997 for the year ended December 31, 2024, mainly due to the decreased revenue from one of our popular coffee bakery stores of approximately $144,000. Due to the renovation of the shopping mall where our store located, our business was adversely affected, hence, we closed its business operation during the year ended December 31, 2024. However, the decrease in revenue from beverage products was partially offset by the increased revenue from freshly brewed coffee products, as the PRC Stores are focusing on expanding the business of coffee beverages and more coffee bakery stores were opened in the year ended December 31, 2024.

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

United States

Revenue from the U.S. decreased by $853,662, or 29.1%, from $2,938,505 for the year ended December 31, 2023 to $2,084,843 for the year ended December 31, 2024. The decrease was mainly due to decreased revenue from beverage products and eat-in services, which was partially offset by the increased revenue from bakery products. Revenue from bakery products increased by $61,306, or 13.8%, from $444,958 for the year ended December 31, 2023 to $506,264 for the year ended December 31, 2024. The increase was due to the increased revenue from bakery products of approximately $183,000, generated by Chanson 23rd Street and Chanson Broadway. During the year ended December 31, 2024, we upgraded our bakery products, making the products more appealing to our customers. In addition, as Chanson Broadway opened in July 2023, twelve months revenue were recognized in the year ended December 31, 2024, as compared to only six months revenue were recognized in the year ended December 31, 2023. The increase in revenue from bakery products was partially offset by the decreased revenue from Chanson Greenwich of approximately $87,000 and Chanson 3rd Ave of approximately $33,000. Many famous bakery brands have opened new stores in New York City, customers now have more choices and revenue from bakery products of Chanson 3rd Ave and Chanson Greenwich were affected. With the increased competition, Chanson Greenwich closed its business operation in the second half of fiscal year 2023. Revenue from beverage products decreased by $424,668, or 25.0%, from $1,700,974 for the year ended December 31, 2023 to $1,276,306 for the year ended December 31, 2024, primarily due to the closure of Chanson Greenwich as mentioned above. The decrease was also attributable to increased competition from competitors operating in the same area. After the cocktail bars of the U.S. Stores launched several new types of cocktail products with new flavors and styles, such products became popular among customers and the cocktail bars were often fully booked by reservation. However, our competitors operating in the same area also launched many types of attractive cocktail products, so customers had more choices, and revenue from beverage products were adversely affected during the year ended December 31, 2024. Revenue from eat-in services decreased by $490,300, or 61.9%, from $792,573 for the year ended December 31, 2023 to $302,273 for the year ended December 31, 2024. The decrease was mainly due to the decreased revenue from Chanson Greenwich of approximately $436,000 as a result of the closure of its business as mentioned above. Moreover, the decrease was due to the decreased revenue from Chanson 23rd Street of approximately $158,000, as Chanson 23rd Street adjusted its menu items and customers were adjusting to the new products. Additionally, the interior design of Chanson 23rd Street was outdated, which made it harder to attract customer visits. The decrease in revenue from eat-in services was partially offset by the increased revenue from eat-in services of approximately $104,000, generated by Chanson 3rd Ave and Chanson Broadway.

Revenue from the U.S. decreased by $842,362, or 22.3%, from $3,780,867 for the year ended December 31, 2022 to $2,938,505 for the year ended December 31, 2023. The decrease was mainly due to decreased revenue from beverage products, bakery products, and eat-in services. Revenue from bakery products decreased by $167,861, or 27.4%, from $612,819 for the year ended December 31, 2022 to $444,958 for the year ended December 31, 2023, primarily due to increased competition from competitors operating in the same area. After the COVID-19 pandemic, many famous bakery brands have opened new stores in New York City, customers now have more choices and revenue from bakery products of Chanson 23rd Street and Chanson Greenwich were affected. With the increased competition, Chanson Greenwich closed its business operation in the second half of fiscal year 2023, which resulted in the decrease in revenue from bakery products. The decrease was partially offset by the increased revenue from bakery products of approximately $140,000, generated by Chanson 3rd Ave and Chanson Broadway, the new stores opened in March 2023 and July 2023, respectively. Revenue from beverage products decreased by $346,696, or 16.9%, from $2,047,670 for the year ended December 31, 2022 to $1,700,974 for the year ended December 31, 2023. After the cocktail bars of the U.S. Stores launched several new types of cocktail products with new flavors and styles, such products became popular among customers and the cocktail bars were often fully booked by reservation. However, during the year ended December 31, 2023, our competitors operating in the same area also launched many types of attractive cocktail products, so customers currently have more choices and revenue from beverage products were adversely affected. In addition, the decrease in revenue from beverage products was attributable to the closure of Chanson Greenwich as mentioned above. Revenue from eat-in services decreased by $327,805, or 29.3%, from $1,120,378 for the year ended December 31, 2022 to $792,573 for the year ended December 31, 2023. The decrease was mainly due to the decreased revenue from Chanson Greenwich of approximately $345,000 as a result of the closure of its business as mentioned above. Moreover, the decrease was due to the slightly decreased revenue from Chanson 23rd Street of approximately $24,000, as Chanson 23rd Street adjusted its menu items and customers were adjusting to the new products. The decrease in revenue from eat-in services was partially offset by the increased revenue from eat-in services of approximately $41,000, generated by the two newly opened stores, Chanson 3rd Ave and Chanson Broadway.

Cost of Revenue

Our cost of revenue consists of food ingredient costs, packaging costs, workforce related costs, overhead costs such as store rental and utilities for food production and processing, depreciation, and amortization.

Our overall cost of revenue increased by $1,927,882, or 21.2%, from $9,105,337 for the year ended December 31, 2023 to $11,033,219 for the year ended December 31, 2024. The increase in our cost of revenue was due to increased cost of revenue from the PRC Stores and the U.S. Stores.

Our overall cost of revenue increased by $1,935,933, or 27.0%, from $7,169,404 for the year ended December 31, 2022 to $9,105,337 for the year ended December 31, 2023. The increase in our cost of revenue was mainly due to increased cost of revenue from the PRC Stores.

The following table sets forth the breakdown of our cost of revenue for the years ended December 31, 2024, 2023 and 2022, respectively:

	For the Years Ended December 31,
	2024	%	2023	%	2022	%
China
Bakery products	$8,345,235	75.6%	$6,459,617	70.9%	$4,686,808	65.4%
Other products	616,001	5.6%	736,694	8.1%	393,808	5.5%
Subtotal: cost of revenue from China	8,961,236	81.2%	7,196,311	79.0%	5,080,616	70.9%

United States
Bakery products	646,945	5.9%	409,552	4.5%	404,535	5.6%
Beverage products	876,237	7.9%	891,033	9.8%	1,013,181	14.1%
Eat-in services	548,801	5.0%	608,441	6.7%	671,072	9.4%
Subtotal: cost of revenue from the United States	2,071,983	18.8%	1,909,026	21.0%	2,088,788	29.1%

Total Cost of Revenue	$11,033,219	100.0%	$9,105,337	100.0%	$7,169,404	100.0%

China

Cost of revenue from China increased by $1,764,925, or 24.5%, from $7,196,311 for the year ended December 31, 2023 to $8,961,236 for the year ended December 31, 2024. The increase was primarily due to the increased cost of revenue of bakery products, which was partially offset by the decreased cost of revenue of other products. Cost of revenue from sales of bakery products increased by $1,885,618, or 29.2%, from $6,459,617 for the year ended December 31, 2023 to $8,345,235 for the year ended December 31, 2024, mainly due to the increase in sales of bakery products. The percentage of increase in cost of revenue was more than that in revenue during the same period, due to more discounts offered to our customers in the year ended December 31, 2024, as discussed in “—Gross Profit and Gross Margin” below in more details. Cost of revenue from other products decreased by $120,693, or 16.4%, from $736,694 for the year ended December 31, 2023 to $616,001 for the year ended December 31, 2024. Cost of revenue from seasonal products decreased by $95,529, or 19.1%, from $501,231 for the year ended December 31, 2023 to $405,702 for the year ended December 31, 2024, mainly due to the decrease in sales of seasonal products. The percentage of decrease in cost of revenue was less than that in revenue during the same period, due to more discounts offered to our customers in the year ended December 31, 2024 as discussed in “—Gross Profit and Gross Margin” below. The cost of revenue from beverage products decreased by $25,164, or 10.7%, from $235,463 for the year ended December 31, 2023 to $210,299 for the year ended December 31, 2024, mainly due to the decrease in sales of coffee products. The percentage of decrease in cost of revenue was less than that in revenue during the same period, due to more discounts offered to our customers in the year ended December 31, 2024, as discussed in “—Gross Profit and Gross Margin” below.

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

United States

Cost of revenue from the U.S. increased by $162,957, or 8.5%, from $1,909,026 for the year ended December 31, 2023 to $2,071,983 for the year ended December 31, 2024. The increase was due to the increased cost of revenue from bakery products, which was partially offset by the decreased cost of revenue from beverage products and eat-in services. Cost of revenue from sales of bakery products increased by $237,393, or 58.0%, from $409,552 for the year ended December 31, 2023 to $646,945 for the year ended December 31, 2024. The increase was primarily due to the increased cost of revenue from Chanson 23rd Street and Chanson Broadway. The increase in cost of revenue from sales of bakery products was partially offset by the decreased cost of revenue from Chanson 3rd Ave and Chanson Greenwich, which was in line with their decreased revenue from bakery products. The percentage of increase in cost of revenue was more than that in revenue during the same period, due to the increased spoilage and wastage of inventory, and the high fixed costs of Chanson 3rd Ave and Chanson Broadway, as discussed in “—Gross Profit and Gross Margin” below. Cost of revenue from sales of beverage products decreased by $14,796, or 1.7%, from $891,033 for the year ended December 31, 2023 to $876,237 for the year ended December 31, 2024, due to the decrease in sales of beverage products from the U.S. Stores. The percentage of decrease in cost of revenue was less than that in revenue during the same period, due to more discounts offered to our customers, and the high fixed costs of Chanson 3rd Ave and Chanson Broadway in the year ended December 31, 2024, as discussed in “—Gross Profit and Gross Margin” below. Cost of revenue from eat-in services decreased by $59,640, or 9.8%, from $608,441 for the year ended December 31, 2023 to $548,801 for the year ended December 31, 2024. The percentage of decrease in cost of revenue was less than that in revenue, due to the increased spoilage and wastage of inventory, and the high fixed costs of Chanson 3rd Ave and Chanson Broadway, as discussed in “—Gross Profit and Gross Margin” below.

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

Gross Profit (Loss) and Gross Margin

Our gross profit decreased by $953,007, or 11.7%, from $8,147,325 for the year ended December 31, 2023 to $7,194,318 for the year ended December 31, 2024. The decrease was mainly attributable to the increase in revenue from the PRC Stores, and partially offset by the decrease in revenue from the U.S. Stores. Our gross margin decreased by 7.7 percentage points from 47.2% for the year ended December 31, 2023 to 39.5% for the year ended December 31, 2024.

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

The following table sets forth the breakdown of our gross profit for the years ended December 31, 2024, 2023 and 2022, respectively:

	For the Years Ended December 31,
	2024	Margin %	2023	Margin %	2022	Margin %
China
Bakery products	$6,448,615	43.6%	$6,072,510	48.5%	$4,018,410	46.2%
Other products	732,843	54.3%	1,045,336	58.7%	392,182	49.9%
Subtotal: gross profit and margin % from China	7,181,458	44.5%	7,117,846	49.7%	4,410,592	46.5%

United States
Bakery products	(140,681)	(27.8)%	35,406	8.0%	208,284	34.0%
Beverage products	400,069	31.3%	809,941	47.6%	1,034,489	50.5%
Eat-in services	(246,528)	(81.6)%	184,132	23.2%	449,306	40.1%
Subtotal: gross profit and margin % from the United States	12,860	0.6%	1,029,479	35.0%	1,692,079	44.8%

Total Gross Profit and Margin %	$7,194,318	39.5%	$8,147,325	47.2%	$6,102,671	46.0%

China

Gross profit from China remained relatively stable with a slight increase by $63,612, or 0.9%, from $7,117,846 for the year ended December 31, 2023 to $7,181,458 for the year ended December 31, 2024. The increase was mainly attributable to the overall increase in sales. The gross margin decreased by 5.2% percentage points from 49.7% for the year ended December 31, 2023 to 44.5% for the year ended December 31, 2024. The gross profit of bakery products increased by $376,105, or 6.2%, from $6,072,510 for the year ended December 31, 2023 to $6,448,615 for the year ended December 31, 2024, and the gross margin of bakery products decreased by 4.9 percentage points from 48.5% for the year ended December 31, 2023 to 43.6% for the year ended December 31, 2024. Since the start of fiscal year 2024, the PRC Stores have focused more on increasing their market share, and due to the consumption downgrade as mentioned above, there have been increased promotion activities and price discounts given to their customers, which resulted in a decrease in gross margin of bakery products for the year ended December 31, 2024. The gross profit of other products decreased by $312,493, or 29.9%, from $1,045,336 for the year ended December 31, 2023 to $732,843 for the year ended December 31, 2024, and the gross margin decreased by 4.4 percentage points from 58.7% for the year ended December 31, 2023 to 54.3% for the year ended December 31, 2024. The gross margin of seasonal products decreased by 3.1 percentage points from 61.6% for the year ended December 31, 2023 to 58.5% for the year ended December 31, 2024. As a result of consumption downgrade as mentioned above, we offered more sales promotions and price discounts to attract more customers, which resulted in a decrease in gross margin of seasonal products for the year ended December 31, 2024 as compared to last year. The gross margin of beverage products decreased by 7.0 percentage points from 50.5% for the year ended December 31, 2023 to 43.5% for the year ended December 31, 2024. Many famous coffee chain brands opened new stores in Xinjiang and offers products at very low prices to expand their market shares. With the increased competition we faced, we had to offer more sales promotions and price discounts to attract more customers. Therefore, our gross margin of beverage products decreased during the year ended December 31, 2024 as compared to fiscal year 2023.

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

United States

Gross profit from the U.S. decreased by $1,016,619, or 98.8%, from $1,029,479 for the year ended December 31, 2023 to $12,860 for the year ended December 31, 2024. The decrease was mainly attributable to the overall decrease in revenue. The gross margin decreased by 34.4 percentage points from 35.0% for the year ended December 31, 2023 to 0.6% for the year ended December 31, 2024. The gross profit of bakery products decreased by $176,087, or 497.3%, from gross profit of $35,406 for the year ended December 31, 2023 to gross loss of $140,681 for the year ended December 31, 2024, and the gross margin of bakery products decreased by 35.8 percentage points, from 8.0% for the year ended December 31, 2023 to (27.8)% for the year ended December 31, 2024. The decrease in gross margin was mainly attributable to Chanson 3rd Ave and Chanson Broadway. Revenue generated by Chanson 3rd Ave and Chanson Broadway were relatively low at the starting stage, and in addition, the customer visits were adversely affected as the building where Chanson 3rd Ave was located was under renovation in the year ended December 31, 2024. However, the fixed costs we incurred, such as rental expense, salaries related expenses as well as other overhead expenses were much higher than the revenue earned, which led to negative gross margin from Chanson 3rd Ave and Chanson Broadway for the year ended December 31, 2024. Meanwhile, due to the increased competition as mentioned above, customer demand was harder to estimate and higher spoilage of inventory, excess raw materials and bakery products with short storage life was incurred. Together with the increased price of raw materials, the gross margin of bakery products significantly decreased in the year ended December 31, 2024. The gross profit of beverage products decreased by $409,872, or 50.6%, from $809,941 for the year ended December 31, 2023 to $400,069 for the year ended December 31, 2024, and the gross margin of beverage products decreased by 16.3 percentage points, from 47.6% for the year ended December 31, 2023 to 31.3% for the year ended December 31, 2024. The decreased gross margin was primarily attributable to the negative gross margin contributed from Chanson 3rd Ave and Chanson Broadway due to the reasons as mentioned above. Meanwhile, due to increased competition in our market, the U.S. Stores offered more promotions and discounts in order to make their beverage products more appealing to the customers. Therefore, the gross margin of beverage products decreased during the year ended December 31, 2024. The gross profit of eat-in services decreased by $430,660, or 233.9%, from $184,132 for the year ended December 31, 2023 to gross loss of $246,528 for the year ended December 31, 2024, and the gross margin of eat-in services decreased by 104.8 percentage points from 23.2% for the year ended December 31, 2023 to (81.6)% for the year ended December 31, 2024. The decreased gross margin was mainly due to the negative gross margin contributed from Chanson 23rd Street, Chanson 3rd Ave and Chanson Broadway, which resulted from higher spoilage of inventory as well as increased price of raw materials as mentioned above.

Gross profit from the U.S. decreased by $662,600, or 39.2%, from $1,692,079 for the year ended December 31, 2022 to $1,029,479 for the year ended December 31, 2023. The decrease was mainly attributable to the overall decrease in revenue. The gross margin decreased by 9.8 percentage points from 44.8% for the year ended December 31, 2022 to 35.0% for the year ended December 31, 2023. The gross profit of bakery products decreased by $172,878, or 83.0%, from $208,284 for the year ended December 31, 2022 to $35,406 for the year ended December 31, 2023, and the gross margin of bakery products decreased by 26.0 percentage points, from 34.0% for the year ended December 31, 2022 to 8.0% for the year ended December 31, 2023. The decrease in gross margin was mainly attributable to our two newly opened stores, Chanson 3rd Ave and Chanson Broadway. During the first few months after their opening, there were limited revenue generated, however, the fixed costs incurred, such as rental expense, salaries related expenses as well as other overhead expenses were much higher than the revenue earned, which led to negative gross margin from these two newly opened stores for the year ended December 31, 2023. Meanwhile, due to the increased competition in our market as mentioned above, customer demand was harder to estimate and higher spoilage of inventory, excess raw materials and bakery products with short storage life was incurred. Together with the increased price of raw materials, the gross margin of bakery products decreased in the year ended December 31, 2023. The gross profit of beverage products decreased by $224,548, or 21.7%, from $1,034,489 for the year ended December 31, 2022 to $809,941 for the year ended December 31, 2023, and the gross margin of beverage products decreased by 2.9 percentage points, from 50.5% for the year ended December 31, 2022 to 47.6% for the year ended December 31, 2023. Due to increased competition, the U.S. Stores launched more promotions and offered more discounts in order to make their beverage products more appealing to the customers. Therefore, the gross margin of beverage products decreased during the year ended December 31, 2023. The gross profit of eat-in services decreased by $265,174, or 59.0%, from $449,306 for the year ended December 31, 2022 to $184,132 for the year ended December 31, 2023, and the gross margin of eat-in services decreased by 16.9 percentage points from 40.1% for the year ended December 31, 2022 to 23.2% for the year ended December 31, 2023. The decreased gross margin was mainly due to the negative gross margin contributed from Chanson 3rd Ave and Chanson Broadway, higher spoilage of inventory as well as increased price of raw materials as mentioned above.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2024, 2023 and 2022.

	For the Years Ended December 31,
	2024		2023		2022
	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue

Total revenue	$18,227,537	100.0%	$17,252,662	100.0%	$13,272,075	100.0%
Total operating expenses:
Selling expenses	4,757,279	26.1%	4,882,958	28.3%	3,697,909	27.9%
General and administrative expenses	2,966,659	16.3%	3,874,868	22.5%	3,842,787	29.0%
Total operating expenses	$7,723,938	42.4%	$8,757,826	50.8%	$7,540,696	56.9%

Selling Expenses

Our selling expenses primarily include payroll and sales commission expenses paid to our sales and marketing personnel, store operating expenses, store rental, store decoration and maintenance expenses, utility expenses, and other expenses related to sales activities. Our selling expenses accounted for 26.1%, 28.3% and 27.9%, of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

Selling expenses decreased by $125,679, or 2.6%, from $4,882,958 for the year ended December 31, 2023 to $4,757,279 for the year ended December 31, 2024. The decrease was mainly due to the decreased selling expenses of approximately $245,000 incurred by Chanson Greenwich, as Chanson Greenwich was closed in the second half of fiscal year 2023. The decrease was also due to the decreased salary and social security expenses of approximately $293,000 from the PRC Stores as a result of streamlining of headcount to improve our operating efficiency during the year ended December 31, 2024. The decrease in selling expenses was partially offset by (i) the increased selling expenses of approximately $140,000 generated by the Chanson 3rd Ave and Chanson Broadway, the new stores opened in March 2023 and July 2023, respectively; (ii) the increased rent expense of approximately $82,000, as we opened twenty stores in the year ended December 31, 2024; and (iii) an increase in online platform service fees of approximately $135,000, resulting from the increased online sales on the third-party platform during the year ended December 31, 2024.

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

General and Administrative Expenses

Our general and administrative expenses primarily consist of administrative employee salaries, welfare and insurance expenses, depreciation, and professional service expenses. Our general and administrative expenses accounted for 16.3%, 22.5% and 29.0% of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

General and administrative expenses decreased by $908,209, or 23.4%, from $3,874,868 for the year ended December 31, 2023 to $2,966,659 for the year ended December 31, 2024. The decrease was primarily due to the decreased general and administrative expenses of approximately $659,000 incurred by Chanson Greenwich as result of its closure as mentioned above. The decrease was also attributable to the decreased fees paid for professional services such as financial consulting services in the year ended December 31, 2024.

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

Other income, net significantly increased by $494,067, or 255.4%, from other income, net of $193,425 for the year ended December 31, 2023 to other income, net of $687,492 for the year ended December 31, 2024. During the year ended December 31, 2023, the Company entered into a cooperation agreement with a third party, and granted the third party a license to use the Chanson Greenwich’s store for events from August 1, 2023 to July 31, 2024, which resulted in seven months of net other income recorded during the year ended December 31, 2024, compared to five months of net other income during the year ended December 31, 2023. The increase was also attributable to a gain of approximately $153,000 from the disposal of property and equipment by Chanson Greenwich during the year ended December 31, 2024.

Other income, net remained relatively stable with a slight decrease by $1,399, or 0.7%, from other income, net of $194,824 for the year ended December 31, 2022 to other income, net of $193,425 for the year ended December 31, 2023.

Interest Income from Long Term Debt Investment

On March 31, 2023, the Company entered into a five-year agreement with Worthy Credit Limited (“Worthy Credit”), pursuant to which, the Company made payment of $6.0 million to Worthy Credit, and authorized Worthy Credit to invest the Company’s funds to provide loan services for housing mortgage applicants, with rates of return of 12% per annum. The Company recorded interest income of $723,945, $534,575 and $nil for the years ended December 31, 2024, 2023 and 2022, respectively.

Provision for Income Taxes

Our provision for income taxes was $74,604, $119,416 and $9,547 for the years ended December 31, 2024, 2023 and 2022, respectively. Under the PRC Enterprise Income Tax Law (the “EIT Law”), domestic enterprises and foreign investment enterprises are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis.

Xinjiang United Family Trading Co., Ltd. (“Xinjiang United Family”) and its five branch offices were incorporated in the PRC. During the year ended December 31, 2022, Xinjiang United Family and its three branch offices qualified as small-scaled minimal profit enterprises. According to the Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise on March 14, 2022, March 26, 2023 and August 2, 2023, the taxable income not more than RMB3 million is subject to a reduced rate of 5% during the period from January 1, 2023 to December 31, 2027. During the years ended December 31, 2024 and 2023, Xinjiang United Family and all its branch offices did not qualify as small-scaled minimal profit enterprises and were subject to 25% income tax rate.

The association between Xinjiang United Family and the VIEs is known as the “United Family Group” or “UFG.” The UFG entities are individually-owned businesses, which are not subject to the EIT Law of the PRC, but the Individual Income Tax. The Measures for Individual Income Tax Calculation of Individual Industrial and Commercial Households, or the “Measures,” were adopted by the State Administration of Taxation on December 19, 2014 and promulgated on December 27, 2014, and amended on June 15, 2018. According to Article 7 of the Measures, for the income from production and operation of individually-owned businesses, the amount of taxable income shall be the balance of the total income of each tax year after deducting costs, expenses, taxes, losses and other expenditures, and allowable compensation for losses in previous years. Income tax for an individually-owned business can generally be assessed on an actual basis or a deemed basis, which the UFG entities apply. Therefore, income tax for the UFG entities is levied as a fixed-rate income tax at 1% of TNI as assessed by the local tax authority. According to Announcement No. 12 [2021], Announcement No. 6 [2023] and Announcement No. 12 [2023] of the State Taxation Administration, the tax rate is reduced by half to 0.5% during the period from January 1, 2021 to December 31, 2027. For the year ended December 31, 2024, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. For the years ended December 31, 2023 and 2022, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. The rest of these UFG entities were exempted from paying income tax. As of December 31, 2024, for the tax years ended December 31, 2020 through December 31, 2024 the Company’s UFG entities remained open for statutory examination by PRC tax authorities. In addition, the TNI and tax rate of the Company’s UFG entities are subject to periodical reassessment by the local tax authority. If the local tax authority determined that income tax for the UFG Entities should be levied at a higher TNI or higher tax rate, the UFG Entities would be obligated to pay additional income tax. Along with the continuing growth of business, we expect that the tax rates of these UFG Entities are likely to increase in the future in the annual assessment by the local tax authority based on past performance. If these UFG Entities change their forms of organization from individually-owned businesses to other corporate forms (such as limited liability company) as a result of their business development requirement, they will no longer enjoy the favorable tax rates and will be subject to the EIT Law, though we currently do not expect their forms of organization to change in the foreseeable future.

For the years ended December 31, 2024, 2023 and 2022, the tax saving as the result of the favorable tax rates and tax exemption amounted to $480,781, $339,626 and $223,920, respectively, and per share effect of the favorable tax rate and tax exemption was $0.03, $0.03 and $0.02, respectively.

Net Income

As a result of the foregoing, we reported net income of $756,285 for the year ended December 31, 2024, net income of $33,588 for the year ended December 31, 2023, and net loss of $1,288,205 for the year ended December 31, 2022.

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

COVID-19 Affecting Our Results of Operations

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. The COVID-19 outbreak caused lockdowns, travel restrictions, and closures of businesses across the globe, and our business was adversely affected by COVID-19. In early December 2022, China announced a nationwide loosening of its zero-COVID policy, and the country faced a wave in infections after the lifting of these restrictions, but the spread of the COVID-19 appears to be under control currently. However, burdened by protracted property crisis, weak consumer and business confidence, mounting local government debts, and slow global growth, the post-COVID-19 economy in China has recovered at a slower pace than expected. The spending behavior of consumers have been affected by various factors, such as the economic downward pressure and lack of consumer confidence. Furthermore, since the start of fiscal year 2024, the PRC Stores have focused more on increasing their market share and there have been increased promotion activities and price discounts given to their customers, which attracted more customers to make purchases at the PRC Stores in 2024. As a result, our revenue from the PRC Stores increased by $1,828,537, or 12.8% for the year ended December 31, 2024. As we face many challenges from increased competition and changes in consumer behavior, we will continue to modify our business strategy and boost our revenue by opening more stores and developing more affordable products.

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

As of December 31, 2024, we had $12,102,763 in cash and cash equivalents as compared to $1,481,302 as of December 31, 2023. As of December 31, 2024, we had $991,467 accounts receivable balance, approximately 35.9%, or $0.4 million, of which has been subsequently collected. The remaining balance is expected to be collected before December 31, 2025. The collection of such receivables made cash available for use in our operations as working capital, if necessary.

As of December 31, 2024, we had approximately $1.5 million in short-term bank loans. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and credit history.

During the year ended December 31, 2024, five coffee bakery stores and fifteen bakery stores were opened. We currently plan to open another ten stores, with a total budget of approximately RMB5.0 million (approximately $0.7 million) in fiscal year 2025. We plan to use our cash on hand, cash flows from operations and equity financing from outside investors to fund the new stores.

As of December 31, 2024, our working capital of approximately $4.3 million. In assessing our liquidity, our management monitors and analyzes our cash on hand, the proceeds we received from our IPO, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of December 31, 2024, we had cash and cash equivalents of approximately $12.1 million. We believe that we would be able to make additional borrowings from banks based on past experience and our good credit history when necessary. In addition, we will further implement initiatives to control costs and improve our operating efficiency in fiscal year 2025. Therefore, revenue and net income are expected to increase in fiscal year 2025 as compared to fiscal year 2024. Furthermore, our controlling shareholder, Mr. Gang Li, has made pledges to provide continuous financial support to our Company for at least 12 months from the issuance of our consolidated financial statements as of and for the year ended December 31, 2024. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors when necessary. We believe our cash and cash equivalents on hand, our operating cash flows, the available bank facilities, the continuous support from our shareholder, the proceeds we received from the IPO and equity financing will be sufficient to meet our working capital needs over the next 12 months.

Currently, our main operations are conducted in China and a large portion of our revenue, expenses, cash and cash equivalents are denominated in RMB. Our holding company, however, may need dividends and other distributions on equity from our PRC subsidiary and the VIEs to satisfy its liquidity requirements. Although dividends may be freely remitted in or out of China in RMB or foreign currency according to the PRC regulations, our PRC subsidiary and the VIEs are restricted in their ability to transfer a portion of their net assets, equivalent to their reserves and their share capital, to the holding company in the form of loans, advances, or cash dividends. As of December 31, 2024 and 2023, the total restricted net assets equivalent amounted to $3,516,301 and $1,325,631, respectively.

Cash Flows for the Years Ended December 31, 2024, 2023 and 2022

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2024	2023	2022
Net cash provided by (used in) operating activities	$3,538,038	$(2,953,853)	$551,348
Net cash provided by (used in) investing activities	1,909,460	(10,463,416)	(860,034)
Net cash provided by financing activities	5,350,746	12,059,025	9,929
Effect of exchange rate change on cash	(176,783)	(75,924)	(682,585)
Net increase (decrease) in cash and cash equivalents	10,621,461	(1,434,168)	(981,342)
Cash and cash equivalents at beginning of year	1,481,302	2,915,470	3,896,812
Cash and cash equivalents at end of year	$12,102,763	$1,481,302	$2,915,470

Operating Activities

Net cash provided by operating activities was $3,538,038 for the year ended December 31, 2024, mainly derived from net income of $756,285 for the year, and net changes in our operating assets and liabilities, which mainly included a decrease in prepaid expenses and other current assets of $2,552,891 due to the decreased other receivable from a third party for using Chanson Greenwich’s store for events. The decrease in prepaid expenses and other current assets was also attributable to the decreased advance to suppliers resulting from cancellation of our cooperation with certain suppliers, which resulting in the refund of prepayments. Accounts receivable decreased by $959,859 due to the enhanced collection efforts for accounts receivable during the year ended December 31, 2024.

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

Investing Activities

Net cash provided by investing activities amounted to $1,909,460 for the year ended December 31, 2024, which primarily consisted of repayment from loans to third parties of $907,704, repayment of interest income from long term debt investment of $899,507, and refund of prepayment for the product development of $650,000, and was partially offset by the purchase of property and equipment of $583,313.

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

Financing Activities

Net cash provided by financing activities was $5,350,746 for the year ended December 31, 2024, which primarily consisted of proceeds from sales of ordinary shares of $5,938,994, proceeds from short-term bank loans of $2,225,715, and funds provided by a shareholder of $524,610, and was partially offset by the repayments of short-term bank loans of $3,338,573.

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

Contractual Obligations

As of December 31, 2024, our contractual obligations were as follows:

Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Short-term bank loans (1)	$1,530,831	$1,530,831	$-	$-	$-	$-	$-
Future lease payments (2)	13,411,967	2,786,503	2,100,975	1,976,286	1,748,639	1,428,027	3,371,537
Total	$14,942,798	$4,317,334	$2,100,975	$1,976,286	$1,748,639	$1,428,027	$3,371,537

(1)

Repayment of short-term bank loans: as of December 31, 2024, our contractual obligation to repay the outstanding short-term bank loans totaled $1,530,831 and related to the following bank loans:

On December 20, 2024, Xinjiang United Family entered into a loan agreement with Huaxia Bank to borrow RMB3.0 million ($411,043) as working capital for three months, with a maturity date of March 19, 2025. The loan was repaid on March 19, 2025. The loan bears a fixed interest rate of 5.00% per annum. The loan was guaranteed by Ms. Baolin Wang, the legal representative of Xinjiang United Family, and Urumqi Plastic Surgery Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li, the Chairman of the Company.

On September 12, 2024, Xinjiang United Family entered into a loan agreement with Bank of China to borrow RMB10.0 million ($1,370,145) as working capital for a year, with a maturity date of September 11, 2025. The loan bears a fixed interest rate of 3.45% per annum. The Company is required to make a quarterly installment payment of RMB 2.0 million ($274,029) within the term of the loan, with last installment of RMB 4.0 million ($548,058) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong. In addition, Xinjiang United Family pledged its trademark rights as collateral to guarantee the Company’s loan from Bank of China. As of date of this annual report, the loan was repaid as scheduled.

(2)	We lease office spaces, bakery stores facilities, and employee dormitories, which are classified as operating leases in accordance with ASC Topic 842. As of December 31, 2024, our future lease payments totaled $13,411,967.

Off-Balance Sheet Arrangements

As of December 31, 2024 and 2023, we had not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—R&D” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the assessment of the current expected credit losses for receivables, valuation of inventories, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, realization of deferred tax assets and revenue recognition. Actual results could differ from those estimates.

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses, as necessary. Accounts are written off against the allowance after efforts at collection prove unsuccessful. As of December 31, 2024 and 2023, the allowance for credit losses was both $nil.

Credit Losses

On January 1, 2023, the Company adopted Accounting Standards Update 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss methodology with a current expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of January 1, 2023.

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

Current expected credit losses are recorded as allowance for credit losses on the consolidated statements of operations and comprehensive income (loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

Inventories

Inventories consist of ingredient materials, finished goods, packaging materials and other materials. Inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include the cost of ingredient materials, direct labor, and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. We periodically evaluate inventories for their net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the years ended December 31, 2024, 2023 and 2022, no inventory reserve was recorded because no slow-moving, obsolete, or damaged inventory was identified.

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

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment, and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. Impairment of long-lived assets was $nil and $272,350 as of December 31, 2024 and 2023, respectively.

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

The PRC Stores sell membership cards that do not have an expiration date and from which the PRC Stores do not deduct non-usage fees from outstanding card balances. Membership cards are reloadable and redeemable at any of our store locations. Amounts loaded into these cards are initially recorded as deferred revenue. When membership cards are redeemed at stores, the PRC Stores recognize revenue and reduce the deferred revenue. While the PRC Stores continue to honor all membership cards presented for payments, management determines the likelihood of redemption to be remote for certain cards with long periods of inactivity (“breakage”), which is five years after the last usage based upon our historical redemption patterns. Membership card breakage is recorded as revenue in the consolidated statements of operations and comprehensive income (loss). Membership card breakage was immaterial for the years ended December 31, 2024, 2023 and 2022.

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

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. We did not have contract assets as of December 31, 2024 and 2023. Our contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $6,697,964 and $7,085,696 as of December 31, 2024 and 2023, respectively, consist primarily of customer payments for the membership cards and the fair value of the cash vouchers under our customer loyalty programs. These amounts represent our unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the years ended December 31, 2024, 2023 and 2022 that was included in the opening deferred revenue was $5,449,243, $6,559,028 and $4,920,442, respectively. As of December 31, 2024, the aggregate amount of unredeemed membership cards and cash vouchers was $6,697,964. We will recognize revenue when customers redeem the membership cards or cash vouchers in store purchases. Based on our historical experience, a significant portion of the redemption is expected to occur during the first two years after December 31, 2024 and the remaining between the third and fifth year.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes were incurred during the years ended December 31, 2024, 2023 and 2022. We do not believe there was any uncertain tax provision at December 31, 2024 and 2023.

Our operating subsidiary in China is subject to the income tax laws of the PRC. Our operating subsidiaries in United States are subject to the tax law of the United States. As of December 31, 2024, for the tax years ended December 31, 2020 through December 31, 2024, our PRC subsidiaries remained open for statutory examination by PRC tax authorities, and for the tax years ended December 31, 2022 through December 31, 2024, our United States subsidiaries remained open for statutory examination by U.S. tax authorities.

Recent accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. We adopted this guidance effective January 1, 2025 and the adoption of this ASU did not have a material impact on our financial statements.

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This ASU requires entities to 1. disclose amounts of (a) purchase of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and, (e) depreciation, depletion, and amortization recognized as part of oil-and gas-producing activities, 2. include certain amounts that are already required to be disclosed under current Generally Accepted Accounting Principles in the same disclosures as other disaggregation requirements, 3. disclose a qualitative description of the amounts remaining in relevant expense captions that are not necessarily disaggregated quantitatively, and 4. disclose the total amount of selling expenses, in annual reporting periods, an entity’s definition of selling expense. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Additionally, in January 2025, the FASB issued ASU No. 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. The standard requires, in the notes to the financial statements, disclosure of specified information about certain costs and expenses which includes purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. We plan to adopt this guidance effective January 1, 2027 and we are currently evaluating the impact of adopting this ASU on our financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have material impact on our consolidated financial position, statements of operations, and cash flows

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Gang Li	58	Chairman and Chief Executive Officer
Jihong Cai	54	Chief Financial Officer
Yong Du	52	Independent Director
Shuaiheng Zhang	61	Independent Director
Jie Li	37	Independent Director
Jin Wang	45	Independent Director

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

Mr. Jie Li has served as our independent director since August 2024. Mr. Li has worked as a lawyer at Beijing DeHeng Law Offices (Urumqi) since April 2016. He received his Bachelor of Laws degree from Shandong University of Finance and Economics in 2008.

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

Controlled Company

Mr. Gang Li, our chief executive officer, director, and Chairman, beneficially own approximately 93.80% of the aggregate voting power of our outstanding ordinary shares as of the date of this annual report. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

B. Compensation

For the year ended December 31, 2024, we paid an aggregate of approximately $235,750 as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiary and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

C. Board Practices

Board of Directors

Our board of directors consists of five directors. Our board of directors have determined that our four independent directors, Yong Du, Shuaiheng Zhang, Jie Li, and Jin Wang satisfy the “independence” requirements of the Nasdaq corporate governance rules.

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

Subject to the Companies Act and our amended and restated memorandum and articles of association, our business shall be managed by our board of directors who may for that purpose exercise all the powers of the Company.

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

Audit Committee. Our audit committee consists of our three independent directors, Yong Du, Jie Li, and Shuaiheng Zhang. Yong Du is the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Yong Du qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of our three independent directors, Yong Du, Jie Li, and Shuaiheng Zhang. Jie Li is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of our three independent directors, Yong Du, Jie Li, and Shuaiheng Zhang. Shuaiheng Zhang is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 21,629,707 Class A Ordinary Shares and 5,670,000 Class B Ordinary Shares outstanding as of the date of this annual report.

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

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power#
	Number	%	Number	%	%
Directors and Executive Officers(1):
Gang Li(2)	2,700,000	12.5	5,670,000	100.0	93.8
Jihong Cai(3)	270,000	1.2	—	—	*
Yong Du	—	—	—	—	—
Shuaiheng Zhang	—	—	—	—	—
Jie Li	—	—	—	—	—
Jin Wang	—	—	—	—	—
All directors and executive officers as a group (six individuals):	2,970,000	13.7	5,670,000	100.0	93.9
5% Shareholders:
Danton Global Limited(2)	2,700,000	12.5	5,670,000	100.0	93.8
Ma Jingjing (4)	1,234,568	7.8	—	—	*
Wang Gehuang (5)	1,838,452	11.2	—	—	*
Zhou Yingjia (6)	1,639,645	10.0	—	—	*
Kong Yong (7)	2,016,762	12.2	—	—	*
Zhang Minghui (8)	1,972,840	11.8	—	—	*
Wei Xiushen (9)	1,627,347	9.9	—	—	*

*	Less than 1%

#

Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to 50 votes per one Class B Ordinary Share.

The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. The number and percentage of Class A Ordinary Shares exclude Class A Ordinary Shares convertible from Class B Ordinary Shares as the beneficial ownership of Class B Ordinary Shares is presented separately.

(1)	Unless otherwise indicated, the business address of each of the individuals is B9 Xinjiang Chuangbo Zhigu Industrial Park, No. 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China.

(2)	Represents 2,700,000 Class A Ordinary Shares and 5,670,000 Class B Ordinary Shares held by Danton Global Limited, a British Virgin Islands company, which is 100% owned by Mr. Gang Li. The registered address of Danton Global Limited is 3rd Floor, J & C Building, Road Town, Tortola, British Virgin Islands, VG1110.

(3)	Represents 270,000 Class A Ordinary Shares held by Haily Global Limited, a British Virgin Islands company, which is 100% owned by Ms. Jihong Cai. The registered address of Haily Global Limited is 3rd Floor, J & C Building, Road Town, Tortola, British Virgin Islands, VG1110.

(4)	Information regarding beneficial ownership is based on the information contained in Schedule 13G/A filed by Ma Jingjing, whose address is Building 48, No. 60, Lane 399, Jiangwancheng Road, Yangpu District, Shanghai, China 200438, with the SEC on September 27, 2024.

(5)	Information regarding beneficial ownership is based on the information contained in Schedule 13G/A filed by Wang Gehuang, whose address is No.153, Wang Jia Wan Zu, Wang Jia Wan Cun, Yun Hu Qiao Zhen, Xian Tan County, Hunan Province, China 411100, with the SEC on September 27, 2024.

(6)	Information regarding beneficial ownership is based on the information contained in Schedule 13G/A filed by Zhou Yingjia, whose address is 28F, Block A, Yuan Zhong Hua Yuan, 6 Yuan Ling Si Street, Fu Tian District, Shenzhen City, Guangdong Province, China 518000, with the SEC on September 27, 2024.

(7)	Information regarding beneficial ownership is based on the information contained in Schedule 13G/A filed by Kong Yong, whose address is Group 3, Ping’ao Village, Shadui Town, Tongcheng County, Hubei Province, China 437400, with the SEC on September 27, 2024.

(8)	Information regarding beneficial ownership is based on the information contained in Schedule 13G filed by Zhang Minghui, whose address is No.2713, Block 2, Jin Run Dong Fang Gong Yu, 3 Da Ya Wan Road, Da Ya Wan District, Huizhou City, Guangdong Province, China 516200, with the SEC on September 24, 2024.

(9)	Information regarding beneficial ownership is based on the information contained in Schedule 13G/A filed by Wei Xiushen, whose address is 22 Fourth Avenue, Singapore 268663, with the SEC on September 27, 2024.

On February 5, 2024, Haily Global Limited elected to convert on a one-for-one basis 270,000 Class B Ordinary Shares into 270,000 Class A Ordinary Shares, which was duly approved by our board of directors.

As of the date of this annual report, approximately 98.8% of our issued and outstanding Class A Ordinary Shares are held in the United States by two record holders, Danton Global Limited, a British Virgin Islands company which is 100% owned by Mr. Gang Li and Cede and Company, and 100% of our issued and outstanding Class B Ordinary Shares are held by one record holder, Danton Global Limited, in the United States.

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

B. Related Party Transactions

The VIE Agreements

See “Item 3. Key Information—Our Corporate Structure—The United Family Group.”

Material Transactions with Related Parties

During the year ended December 31, 2024 and as of the date of this annual report, we have engaged in the following related party transactions. The relationship and the nature of related party transactions are summarized as follow:

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

Due to a Related Party

As of December 31, 2024, due to a related party of $772,489 primarily represented advances provided by Mr. Gang Li, to fund the Company’s operations. These payables were unsecured, non-interest bearing, and due on demand. All expenses and liabilities were paid by Mr. Gang Li on behalf of the Company, and recorded in the Company’s consolidated financial statements in a timely manner. The outstanding amount is expected to be repaid before June 30, 2025.

Guarantees by Related Parties

On September 7, 2023, Xinjiang United Family entered into a loan agreement with Bank of China to borrow RMB10.0 million ($1,412,469) as working capital for a year, with a maturity date of September 6, 2024. The loan bears a fixed interest rate of 3.55% per annum. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong. In addition, Xinjiang United Family pledged its trademark rights as collateral to guarantee the Company’s loan from Bank of China. The loan was repaid in full upon maturity.

On November 15, 2023, Xinjiang United Family entered into a loan agreement with Tianshan Rural Commercial Bank to borrow RMB3.0 million ($423,741) as working capital for a year, with a maturity date of November 14, 2024. The loan bears a fixed interest rate of 5.50% per annum. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong. The loan was repaid in full upon maturity.

On December 19, 2023, Xinjiang United Family entered into another loan agreement with Tianshan Rural Commercial Bank to borrow RMB3.0 million ($423,741) as working capital for a year, with a maturity date of December 18, 2024. The loan was withdrawn on January 29, 2024 and bears a fixed interest rate of 5.50% per annum. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong, and two third parties. The loan was repaid in full upon maturity.

On December 22, 2023, Xinjiang United Family entered into a loan agreement with Huaxia Bank to borrow RMB3.0 million ($423,741) as working capital for a year, with a maturity date of December 20, 2024. The loan was repaid on December 17, 2024. Subsequently, on December 20, 2024, Xinjiang United Family entered into another loan agreement with Huaxia Bank to borrow RMB3.0 million ($411,043) as working capital for three months, with a maturity date of March 19, 2025. The loan was also repaid on March 19, 2025. These two loans both bear a fixed interest rate of 5.00% per annum. The loans were guaranteed by Ms. Baolin Wang, the legal representative of Xinjiang United Family, and Urumqi Plastic Surgery Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li, the Chairman of the Company.

On September 12, 2024, Xinjiang Xinjiang United Family entered into a loan agreement with Bank of China to borrow RMB10.0 million ($1,370,145) as working capital for a year, with a maturity date of September 11, 2025. The loan bears a fixed interest rate of 3.45% per annum. The Company is required to make a quarterly installment payment of RMB 2.0 million ($274,029) within the term of the loan, with last installment of RMB 4.0 million ($548,058) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong. In addition, Xinjiang United Family pledged its trademark rights as collateral to guarantee the Company’s loan from Bank of China. As of date of this annual report, the loan was repaid as scheduled.

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “CHSN.”

On October 7, 2024, the Company received from the SEC an order suspending trading in the Company’s securities for the period from 4:00 a.m. EDT on October 8, 2024, through 11:59 p.m. EDT on October 21, 2024, which order is available at https://www.sec.gov/enforcement-litigation/trading-suspensions. The details of the foregoing suspension in trading are described in the report of foreign private issuer on Form 6-K filed with the SEC on October 8, 2024 (File No. 001-41663), which is incorporated by reference herein.

On March 10, 2025, we received a notice from the Listing Qualifications Department of Nasdaq notifying the Company that based upon the closing bid price of the Class A Ordinary Shares of the Company for the last 30 consecutive business days, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2) to maintain a minimum bid price of $1 per share. Nasdaq has provided the Company with an 180 calendar days compliance period, or until September 8, 2025, in which to regain compliance with Nasdaq continued listing requirement. The details of the foregoing notice are described in the report of foreign private issuer on Form 6-K filed with the SEC on March 13, 2025 (File No. 001-41663), which is incorporated by reference herein.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “CHSN.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association, Exhibit 3.1, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-254909), as amended, initially filed with the SEC on March 31, 2021. Also see Exhibit 1.1 attached to this annual report.

At the extraordinary general meeting of shareholders of the Company held on March 12, 2025, the shareholders of the Company resolved to increase the Company’s authorized share capital from US$50,000 divided into 44,000,000 Class A Ordinary Shares of US$0.001 par value each and 6,000,000 Class B Ordinary Shares of US$0.001 par value each, to US$5,000,000 divided into 4,400,000,000 Class A Ordinary Shares of US$0.001 par value each and 600,000,000 Class B Ordinary Shares of US$0.001 par value each. The details of such increase of the Company’s authorized capital are described in the report of foreign private issuer on Form 6-K filed with the SEC on March 17, 2025 (File No. 001-41663), which is incorporated by reference herein. At the same extraordinary general meeting, the Company’s shareholders also resolved that the board of directors of the Company may at its sole discretion determine a consolidation of the Company’s shares at a ratio ranging from a minimum of 2:1 to a maximum of 250:1.

C. Material Contracts

On September 13, 2024, the Company entered into a securities purchase agreement with certain investors identified therein for a best efforts follow-on public offering of (i) 8,980,251 Class A Ordinary Shares of the Company and (ii) 8,980,251 common warrants to purchase 8,980,251 Class A Ordinary Shares, at an exercise price of $0.972 per share (after reflecting amendment on September 24, 2024), exercisable within one year anniversary of the closing of the offering. During the year ended December 31, 2024, all the common warrants were exercised on a cashless basis. Also see Exhibits 4.15, 4.16 and 4.17 attached to this annual report.

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

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, amended on February 24, 2017, and most recently amended on December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, became effective on January 1, 2008, and were amended on April 23, 2019 as well as December 6, 2024, with the most recent amendment effective on January 20, 2025, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of December 31, 2024 and 2023, $11,943,199 and $864,426 of our cash was on deposit at financial institutions in the PRC, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of December 31, 2024 and 2023, $107,550 and $555,799 of our cash was on deposit at financial institutions in the U.S. which were insured by the Federal Deposit Insurance Corporation subject to certain limitations. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

The annual inflation rate in the U.S. was 2.9% in 2024, according to the Council of Economic Advisers. Increases in the inflation rate of prices of commodities that are inputs to the products and services of the U.S. Stores, such as agricultural and energy commodities, have led to higher raw material, fuel, freight, warehousing, and labor costs and operating expenses. If the disposable income of the customers of the U.S. Stores does not increase at a similar rate as inflation does, the U.S. Stores’ sales could suffer, which could materially and adversely affect their business and financial condition and cause the U.S. Stores to have additional working capital needs. However, the U.S. Stores cannot predict whether or how long the higher inflation rates will persist. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The operating entities’ inability to source raw materials or other inputs of an acceptable type or quality could adversely affect their results of operations.”

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

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

On December 26, 2024, the shareholders of the Company approved amendment to the Company’s then-effective articles of association where the number of votes holders of Class B Ordinary Shares that are entitled to cast on a poll had been increased from 10 votes to 50 votes. The details of the increase of the number of votes attached to the Class B Ordinary Shares are described in the report of foreign private issuer on Form 6-K filed with the SEC on December 27, 2024 (File No. 001-41663), which is incorporated by reference herein.

At the extraordinary general meeting of shareholders of the Company held on March 12, 2025, the shareholders of the Company resolved to increase the Company’s authorized share capital from US$50,000 divided into 44,000,000 Class A Ordinary Shares of US$0.001 par value each and 6,000,000 Class B Ordinary Shares of US$0.001 par value each, to US$5,000,000 divided into 4,400,000,000 Class A Ordinary Shares of US$0.001 par value each and 600,000,000 Class B Ordinary Shares of US$0.001 par value each. The details of such increase of the Company’s authorized capital are described in the report of foreign private issuer on Form 6-K filed with the SEC on March 17, 2025 (File No. 001-41663), which is incorporated by reference herein.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024.

Based on that evaluation, our management has concluded that, due to the material weakness described below, as of December 31, 2024, our disclosure controls and procedures were not effective. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules, which led to a material weakness. Our management is currently in the process of evaluating the steps necessary to remediate the material weakness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2024.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified was that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules. Due to the foregoing material weakness, management concluded that as of December 31, 2024, our internal control over financial reporting was ineffective.

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

	For the Years Ended December 31,
	2024	2023	2022
Audit fees (1)	$227,000	$210,000	$300,000
Audit-Related fees (2)	$119,330	$14,330	$9,000
Tax fees	-	-	-
All other fees	-	-	-
Total	$346,330	$224,330	$309,000

Notes:

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2023.

(2)	Audit-related fees include the aggregate fees billed in each of the fiscal years for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the Company’s Insider Trading Policy is filed as Exhibit 11.2 hereto.

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

In the year ended December 31, 2024, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Chanson International Holding, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association
2.1	Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-254909) initially filed with the Securities and Exchange Commission on March 31, 2021)
2.2*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-254909) initially filed with the Securities and Exchange Commission on March 31, 2021)
4.2	English Translation of the Form of Exclusive Service Agreement between each UFG Operator and Xinjiang United Family, as currently in effect, and a schedule of all executed Exclusive Service Agreements adopting the same form (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)
4.3	English Translation of the Form of Operating Rights Proxy Agreement between each UFG Operator and Xinjiang United Family, as currently in effect, and a schedule of all executed Operating Rights Proxy Agreements adopting the same form (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)
4.4	English Translation of the Form of Pledge Agreement between each UFG Operator and Xinjiang United Family, as currently in effect, and a schedule of all executed Pledge Agreements adopting the same form (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)
4.5	English Translation of the Form of Call Option Agreement between each UFG Operator and Xinjiang United Family, as currently in effect, and a schedule of all executed Call Option Agreements adopting the same form (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)
4.6	English Translation of the Form of Spousal Consent granted by the spouse of each UFG Operator, as currently in effect, and a schedule of all executed Spousal Consents adopting the same form (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)

4.7	English Translation of Premises Use Agreement dated April 30, 2020, and Supplemental Agreement dated June 18, 2020, between Xinjiang United Family and Urumqi Plastic Surgery Hospital Co., Ltd. (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-254909) initially filed with the Securities and Exchange Commission on March 31, 2021)
4.8	English Translation of Lease Agreement dated June 30, 2021, between Xinjiang United Family and Xinjiang Chuangbo Park Development Co., Ltd. (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1/A No. 2 (File No. 333-254909) filed with the Securities and Exchange Commission on August 27, 2021)
4.9	Office Licensing Agreement dated March 25, 2024 between Chanson International and CL Asset Management LLC (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on May 1, 2024)
4.10	English Translation of Working Capital Loan Agreement dated December 22, 2023, between Xinjiang United Family and Huaxia Bank Co., Ltd. (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on May 1, 2024)
4.11	English Translation of Working Capital Loan Agreement dated September 7, 2023, between Xinjiang United Family and Bank of China (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on May 1, 2024)
4.12	English Translation of Working Capital Loan Agreement dated December 26, 2023, between Xinjiang United Family and Xinjiang Urumqi Rural Commercial Bank (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on May 1, 2024)
4.13	English Translation of Working Capital Loan Agreement dated November 15, 2023, between Xinjiang United Family and Tianshan Rural Commercial Bank (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on May 1, 2024)
4.14	English Translation of Working Capital Loan Agreement dated December 19, 2023, between Xinjiang United Family and Tianshan Rural Commercial Bank (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on May 1, 2024)
4.15	Placement Agency Agreement dated September 12, 2024, between the Registrant and Joseph Stone Capital, LLC (incorporated by reference to Exhibit 10.1 of the report of foreign private issuer on Form 6-K filed with the Securities and Exchange Commission on September 17, 2024)
4.16	Form of Securities Purchase Agreement dated September 13, 2024, between the Registrant and the purchasers identified therein (incorporated by reference to Exhibit 10.2 of the report of foreign private issuer on Form 6-K filed with the Securities and Exchange Commission on September 17, 2024)
4.17	Amendment to Escrow Agreement dated September 13, 2024, among the Registrant, Joseph Stone Capital, LLC and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.3 of the report of foreign private issuer on Form 6-K filed with the Securities and Exchange Commission on September 17, 2024)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-254909) initially filed with the Securities and Exchange Commission on March 31, 2021)
11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on May 1, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Beijing Dacheng Law Offices, LLP (Guangzhou)
15.2	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated July 11, 2023 (incorporated by reference to Exhibit 16.1 of the report of foreign private issuer on Form 6-K filed with the SEC on July 11, 2023)
97.1	Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on May 1, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Chanson International Holding

	By:	/s/ Gang Li
Gang Li
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: April 4, 2025

CHANSON INTERNATIONAL HOLDING

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Chanson International Holding

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Chanson International Holding and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for the year ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements of the Company as of December 31, 2022, and for the year then ended (collectively referred to as the “FY2022”), other than the segment reporting discussed in Note 17 to the financial statements, was audited by other auditors whose report, dated May 1, 2023, expressed an unqualified opinion on those statements. We have added disclosures to FY 2022 segment reports this year to meet the needs of investors, as described in note 17, we believe that this disclosure is appropriate and has been applied appropriately. However, we were not engaged to audit, review, or apply any procedures to the Company’s FY2022 consolidated financial statements other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the FY2022 consolidated financial statements as a whole. The management believe that FY2022 segment reporting adjustments in Note 17 are immaterial and do not affect the unqualified opinion issued by the previous auditor.

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

April 4, 2025

PCAOB ID number: 6783

We have served as the Company’s auditor since 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Chanson International Holding

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows of Chanson International Holding and its subsidiaries (collectively, the “Company”) for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the 2022 numbers and disclosures added to retrospectively apply the new segment reporting accounting standard, accordingly, we do not express an opinion or any other form of assurance on whether such additions are appropriate and whether the standards have been properly applied. Those additions in footnote 17 were audited by other auditors.

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

New York, New York

May 1, 2023

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,102,763	$1,481,302
Accounts receivable	991,467	1,995,067
Inventories	738,773	723,905
Long term loan to a third-party, current	2,000,000	-
Prepaid expenses and other current assets	2,595,417	5,134,173
	18,428,420	9,334,447

NON-CURRENT ASSETS:
Operating lease right-of-use assets	11,021,615	13,059,561
Property and equipment, net	4,444,473	5,462,063
Intangible assets, net	262,500	150,000
Long term security deposits	944,170	894,715
Prepayment for the software, equipment and product development	-	790,000
Long term debt investment	6,359,014	6,534,575
Long term loan to a third-party	-	2,066,822
Long term prepaid expenses	315,642	142,113
	23,347,414	29,099,849

TOTAL ASSETS	$41,775,834	$38,434,296

LIABILITIES
CURRENT LIABILITIES:
Short-term bank loans	$1,507,159	$2,683,692
Accounts payable	2,127,740	1,919,189
Due to a related party	772,489	48,042
Taxes payable	48,712	96,176
Deferred revenue	6,697,964	7,085,696
Operating lease liabilities, current	2,325,390	2,198,192
Other current liabilities	662,963	697,702
	14,142,417	14,728,689

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	9,207,971	11,691,251
	9,207,971	11,691,251

TOTAL LIABILITIES	23,350,388	26,419,940

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 5,000,000,000 shares authorized; 27,299,707 shares and 12,425,319 shares issued and outstanding as of December 31, 2024 and 2023, respectively:*
Class A ordinary share, $0.001 par value, 4,400,000,000 shares authorized; 21,629,707 shares and 6,485,319 shares issued and outstanding as of December 31, 2024 and 2023, respectively	21,629	6,485
Class B ordinary share, $0.001 par value, 600,000,000 shares authorized; 5,670,000 and 5,940,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively	5,670	5,940
Additional paid-in capital	17,724,592	11,800,472
Statutory reserve	661,924	447,231
Retained earnings (accumulated deficit)	391,338	(150,254)
Accumulated other comprehensive loss	(379,707)	(95,518)
TOTAL SHAREHOLDERS’ EQUITY	18,425,446	12,014,356

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$41,775,834	$38,434,296

*	Retrospectively restated for effect of the authorized shares increased on March 12, 2025 (see Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2024	2023	2022

REVENUE	$18,227,537	$17,252,662	$13,272,075
COST OF REVENUE	11,033,219	9,105,337	7,169,404
GROSS PROFIT	7,194,318	8,147,325	6,102,671

OPERATING EXPENSES
Selling expenses	4,757,279	4,882,958	3,697,909
General and administrative expenses	2,966,659	3,874,868	3,842,787
Total operating expenses	7,723,938	8,757,826	7,540,696

LOSS FROM OPERATIONS	(529,620)	(610,501)	(1,438,025)

OTHER INCOME (EXPENSE)
Interest (expense) income, net	(50,928)	35,505	(35,457)
Other income, net	687,492	193,425	194,824
Interest income from long term debt investment	723,945	534,575	-
Total other income, net	1,360,509	763,505	159,367

PROFIT (LOSS) BEFORE INCOME TAX EXPENSE	830,889	153,004	(1,278,658)

INCOME TAX EXPENSE	(74,604)	(119,416)	(9,547)

NET INCOME (LOSS)	756,285	33,588	(1,288,205)
Foreign currency translation loss	(284,189)	(130,778)	(369,705)
TOTAL COMPREHENSIVE INCOME (LOSS)	$472,096	$(97,190)	$(1,657,910)

Earnings (loss) per ordinary share - basic and diluted	$0.05	$0.003	$(0.14)
Weighted average shares - basic and diluted	16,423,670	11,537,373	9,000,000

The accompanying notes are an integral part of these consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

							Retained	Accumulated
	Ordinary Shares				Additional		Earnings	Other	Total
	Class A		Class B		Paid-in	Statutory	(Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Reserve	Deficit)	Income (Loss)	Equity
Balance, January 1, 2022	3,060,000	$3,060	5,940,000	$5,940	$869,400	$447,231	$1,104,363	$404,965	$2,834,959

Net loss	-	-	-	-	-	-	(1,288,205)	-	(1,288,205)
Foreign currency translation loss	-	-	-	-	-	-	-	(369,705)	(369,705)

Balance, December 31, 2022	3,060,000	$3,060	5,940,000	$5,940	$869,400	$447,231	$(183,842)	$35,260	$1,177,049

Issuance of ordinary shares in initial public offerings, gross	3,390,000	3,390	-	-	13,556,610	-	-	-	13,560,000
Cost directly related to the initial public offering	-	-	-	-	(2,625,503)	-	-	-	(2,625,503)
Share issuance for warrants exercised	35,319	35	-	-	(35)	-	-	-	-
Net income	-	-	-	-	-	-	33,588	-	33,588
Foreign currency translation loss	-	-	-	-	-	-	-	(130,778)	(130,778)

Balance, December 31, 2023	6,485,319	$6,485	5,940,000	$5,940	$11,800,472	$447,231	$(150,254)	$(95,518)	$12,014,356

Issuance of ordinary shares	8,980,251	8,980	-	-	5,930,014	-	-	-	5,938,994
Share issuance for warrants exercised	5,894,137	5,894	-	-	(5,894)	-	-	-	-
Conversion of Class B ordinary shares into Class A ordinary shares	270,000	270	(270,000)	(270)	-	-	-	-	-
Net income	-	-	-	-	-	-	756,285	-	756,285
Appropriation of statutory reserve	-	-	-	-	-	214,693	(214,693)	-	-
Foreign currency translation loss	-	-	-	-	-	-	-	(284,189)	(284,189)

Balance, December 31, 2024	21,629,707	$21,629	5,670,000	$5,670	$17,724,592	$661,924	$391,338	$(379,707)	$18,425,446

The accompanying notes are an integral part of these consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income (loss)	$756,285	$33,588	$(1,288,205)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of operating lease right-of-use assets	2,639,094	2,628,985	2,533,074
Depreciation and amortization	823,869	831,820	701,461
(Gain) loss on disposal of property and equipment	(152,517)	4,982	-
Impairment loss on property and equipment	-	272,350	-
Accrued interest income from long term debt investment	(723,945)	(534,575)	-
Interest income from loan to a third-party	(90,986)	(66,822)	-
Changes in operating assets and liabilities:
Accounts receivable	959,859	(766,760)	(215,847)
Inventories	(32,001)	(45,821)	(206,264)
Prepaid expenses and other current assets	2,552,891	(3,573,002)	(430,717)
Long term security deposits	(58,209)	57,185	84,374
Long term prepaid expenses	(180,281)	(34,010)	(26,504)
Accounts payable	265,315	530,195	247,015
Taxes payable	(46,790)	(31,943)	103,212
Deferred revenue	(179,643)	307,169	1,411,004
Other current liabilities	(25,902)	(292,138)	(433,848)
Operating lease liabilities	(2,969,001)	(2,275,056)	(1,927,407)
Net cash provided by (used in) operating activities	3,538,038	(2,953,853)	551,348

Cash flows from investing activities:
Purchase of property and equipment	(583,313)	(773,964)	(860,034)
Purchase of intangible assets	-	(150,000)	-
Proceeds from disposal of property and equipment	35,562	444	-
Payment made for long term debt investment	-	(6,000,000)	-
Interest income received from long term debt investment	899,507	-	-
Advance of loans to third parties	-	(3,900,000)	-
Repayment from loans to third parties	907,704	1,150,104	-
Prepayment for the software, equipment and product development	-	(1,190,000)	-
Refund of prepayment for the product development	650,000	400,000	-
Net cash provided by (used in) investing activities	1,909,460	(10,463,416)	(860,034)

Cash flows from financing activities:
Gross proceeds from initial public offerings	-	13,560,000	-
Direct costs disbursed from initial public offerings proceeds	-	(1,529,631)	-
Proceeds from sales of ordinary shares, net of issuance costs	5,938,994	-	-
Proceeds from short-term bank loans	2,225,715	2,685,588	445,831
Repayments of short-term bank loans	(3,338,573)	(424,040)	(1,474,129)
Advances received from (payments made to) a related party	524,610	(1,892,423)	1,076,717
Payments made for deferred offering costs	-	(340,469)	(38,490)
Net cash provided by financing activities	5,350,746	12,059,025	9,929

Effect of exchange rate fluctuation on cash and cash equivalents	(176,783)	(75,924)	(682,585)

Net increase (decrease) in cash and cash equivalents	10,621,461	(1,434,168)	(981,342)
Cash and cash equivalents, beginning of year	1,481,302	2,915,470	3,896,812
Cash and cash equivalents, end of year	$12,102,763	$1,481,302	$2,915,470

Supplemental cash flow information
Cash paid for income taxes	$45,128	$92,409	$5,282
Cash paid for interest	$141,106	$32,444	$37,277

Non-cash operating, investing and financing activities
Payable for purchase of property and equipment	$-	$-	$463,556
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$2,519,354	$-	$-
Right of use assets obtained in exchange for operating lease liabilities	$2,719,792	$1,676,362	$5,160,825
Deferred IPO cost offset with additional paid-in capital	$-	$1,095,872	$-
Intangible assets acquired by prepayment	$140,000	$-	$-

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

Xinjiang United Family operates a bakery chain in China’s Xinjiang autonomous region under the brand name of “George●Chanson.” The chain currently consists of five directly-owned high-end bakery stores in the City of Urumqi and 52 bakery stores organized as individually-owned businesses known as the United Family Group (each a “UFG entity” and, collectively, the “UFG entities”) in Xinjiang region. The UFG entities are owned by the original shareholders of Xinjiang United Family but operated under a series of contractual agreements signed between the owners of these UFG entities and Xinjiang United Family.

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

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Xinjiang United Family entered into a series of contractual arrangements with the owners of the 22 UFG entities on May 2, 2020, and with the owners of three newly established UFG entities in fiscal year 2020, five newly established UFG entities in fiscal year 2021, one newly established UFG entity in fiscal year 2022, nine newly established UFG entity in fiscal year 2023, and twenty newly established UFG entities in fiscal year 2024, respectively. Three of these UFG entities were closed in fiscal year 2021, three of these UFG entities were closed in fiscal year 2023 and two of these UFG entities were closed in fiscal year 2024. These agreements include Exclusive Service Agreements, Pledge Agreements, Call Option Agreements, Operating Rights Proxy and Powers of Attorney Agreements and Spousal Consents (collectively, the “VIE Agreements”). Pursuant to the above VIE Agreements, Xinjiang United Family has the exclusive right to provide the UFG entities with consulting services related to business operations including operational and management consulting services. The VIE Agreements obligate Xinjiang United Family to absorb all of the risk of loss from business activities of these UFG entities and entitle Xinjiang United Family to receive all of their residual returns. In essence, Xinjiang United Family has gained the power to direct activities of the UFG entities that most significantly impact their economic performance, and the right to receive benefits from the UFG entities that could potentially be significant to them. Therefore, the Company believes that Xinjiang United Family has a controlling financial interest in and is the primary beneficiary of the UFG entities and these UFG entities should be considered as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. Hereinafter, the five bakery stores directly owned by Xinjiang United Family and the UFG entities controlled through the VIE Agreements are collectively referred to as the “PRC Stores.”

The Company, together with its wholly owned subsidiaries are under common control by the same shareholders before and after the Reorganization and therefore the consolidation of the Company and its subsidiaries has been accounted for at historical cost.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

After the Reorganization, the consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Chanson International	July 26, 2019	Cayman Islands	Parent, 100%	Investment holding

Deen Global	August 13, 2019	British Virgin Islands	100%	Investment holding

Jenyd	September 13, 2019	Hong Kong	100%	Investment holding

Xinjiang United Family	August 7, 2009	PRC	100%	Consultancy and information technology support; sells bakery products to customers

52 UFG entities	2012 to 2024	PRC	VIEs	Sells bakery products to customers

Chanson NY	April 17, 2015	New York	100%	Holding company. Consultancy and information technology support

Chanson 23rd Street	December 18, 2015	New York	100%	Eat-in services and bakery products and beverage products

Chanson Greenwich	February 20, 2020	New York	100%	Eat-in services and bakery products and beverage products, closed in the second half of fiscal year 2023

Chanson Management LLC	April 21, 2021	Delaware	100%	Consultancy and management support

Chanson 3rd Ave	August 5, 2021	New York	100%	Eat-in services and bakery products and beverage products

Chanson Broadway	March 21, 2022	New York	100%	Eat-in services and bakery products and beverage products

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

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The Company’s ability to conduct its consulting services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate the UFG entities in its consolidated financial statements as it may lose the ability to direct activities of the UFG entities and receive economic benefits from the UFG entities. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company and its PRC subsidiary and the UFG entities. The financial position, operation, and cash flow of the UFG entities are material to total assets and liabilities presented on the consolidated balance sheets and revenue, expenses, and net income presented on the consolidated statements of operations and other comprehensive income (loss) as well as the cash flows from operating, investing, and financing activities presented on the consolidated statements of cash flows.

The Company did not provide any financial support to the UFG entities for the years ended December 31, 2024, 2023 and 2022. The Company had no contractual obligation to provide financial support to the VIEs as of December 31, 2024 and 2023. The amount of the revenue-producing assets held by the VIEs was $2,431,913, including $621,010 of bakery production equipment, $122,095 of office equipment and furniture, and $1,688,808 of leasehold improvement, with the accumulated depreciation of $1,352,848, so net of these property, plant, and equipment was $1,079,065 as of December 31, 2024. The amount of the revenue-producing assets held by the VIEs was $2,122,335, including $561,693 of bakery production equipment, $116,012 of office equipment and furniture, and $1,444,630 of leasehold improvement, with the accumulated depreciation of $1,165,886, so net of these property, plant, and equipment was $956,449 as of December 31, 2023. The following financial statement amounts and balances of the UFG entities were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2024	December 31, 2023
Current assets	$15,584,071	$8,637,907
Non-current assets	5,950,096	4,765,561
Total assets	$21,534,167	$13,403,468
Current liabilities	$7,815,353	$7,730,323
Non-current liabilities	2,289,553	1,655,365
Total liabilities	$10,104,906	$9,385,688

	For the Years Ended December 31,
	2024	2023	2022
Net revenue	$11,344,079	$9,365,730	$5,198,990
Net income	$2,060,482	$1,765,358	$829,557

Initial Public Offering

On April 3, 2023, the Company closed its initial public offering (the “IPO”) of 3,390,000 Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), at a public offering price of $4.00 per Class A Ordinary Share. The Company’s Class A Ordinary Shares began trading on the Nasdaq Capital Market under the ticker symbol “CHSN” on March 30, 2023.

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

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the assessment of the current expected credit losses for receivables, valuation of inventories, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, realization of deferred tax assets and revenue recognition. Actual results could differ from those estimates.

Cash and cash equivalents

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains a significant amount of its bank accounts in the PRC. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses, as necessary. Accounts are written off against the allowance after efforts at collection prove unsuccessful. As of December 31, 2024 and 2023, the allowance for credit losses was both $nil.

Credit Losses

On January 1, 2023, the Company adopted Accounting Standards Update 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss methodology with a current expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of January 1, 2023.

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

Current expected credit losses are recorded as allowance for credit losses on the consolidated statements of operations and comprehensive income (loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of December 31, 2024 and 2023.

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

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Due to the COVID-19 pandemic, the Company renegotiated the leases for some of its PRC stores and New York stores. Based on the nature of the agreements reached with the landlords, the Company has accounted for rent concessions as if they were part of the enforceable rights and obligations of the existing lease contracts and did not account for the concessions as lease modifications. As of the date of this report, the Company has received a total of lease concessions amounting to $1,194,957 since fiscal year 2020, and among which, $2,633, $110,439 and $341,396 was received during the years ended December 31, 2024, 2023 and 2022, respectively. The Company accounted for the concession as negative variable lease payments with a corresponding reduction in the lease liability. The Company has continued to recognize lease expenses on a straight-line basis for its leases over the related lease terms.

Inventories

Inventories of the Company consist of ingredient materials, finished goods, packaging materials, and other materials. Inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include the cost of ingredient materials, direct labor, and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company periodically evaluates inventories for their net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the years ended December 31, 2024, 2023 and 2022, no inventory reserve was recorded because no slow-moving, obsolete, or damaged inventory was identified.

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

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property and equipment, and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. Impairment of long-lived assets was $nil and $272,350 as of December 31, 2024 and 2023, respectively.

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

In the PRC Stores, the Company sells membership cards that do not have an expiration date and from which the Company does not deduct non-usage fees from outstanding card balances. Membership cards are reloadable and redeemable at any of the Company’s store locations. Amounts loaded into these cards are initially recorded as deferred revenue. When membership cards are redeemed at stores, the Company recognizes revenue and reduces the deferred revenue. While the Company continues to honor all membership cards presented for payments, management determines the likelihood of redemption to be remote for certain cards with long periods of inactivity (“breakage”), which is five years after the last usage, based upon the Company’s historical redemption patterns. Membership card breakage is recorded as revenue in the consolidated statements of operations and comprehensive income (loss). Membership card breakage was immaterial for the years ended December 31, 2024, 2023 and 2022.

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

Revenue recognition (continued)

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. The Company did not have contract assets as of December 31, 2024 and 2023. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $6,697,964 and $7,085,696 as of December 31, 2024 and 2023, respectively, consist primarily of customer payments for the membership cards and the fair value of the cash vouchers under the Company’s customer loyalty programs. These amounts represent the Company’s unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the years ended December 31, 2024, 2023 and 2022 that was included in the opening deferred revenue was $5,449,243, $6,559,028 and $4,920,442, respectively. As of December 31, 2024, the aggregate amount of unredeemed membership cards and cash vouchers was $6,697,964. The Company will recognize revenue when customers redeem the membership cards or cash vouchers in store purchases. Based on the Company’s historical experience, a significant portion of the redemption is expected to occur during the first two years after December 31, 2024 and the remaining between the third and fifth year.

Disaggregation of revenue

The Company disaggregates its revenue by geographic areas, as the Company believes it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the years ended December 31, 2024, 2023 and 2022 is disclosed in Note 17 of the consolidated financial statements.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, other current assets, short-term loans to third parties, current portion of long-term loan to a third party, short-term bank loan, accounts payable, due to a related party, taxes payable, current portion of operating lease liabilities, current and other current liabilities, approximates the fair value of the respective assets and liabilities as of December 31, 2024 and 2023 based upon the short-term nature of the assets and liabilities. The fair value of long-term debt investment and loan to a third party, as well as non-current portion of operating lease liabilities approximates their recorded values as their stated interest rates approximate the rates currently available.

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2024	December 31, 2023	December 31, 2022
Year-end spot rate	US$1=RMB7.2985	US$1=RMB7.0798	US$1=RMB6.8972
Average rate	US$1=RMB7.1887	US$1=RMB7.0748	US$1=RMB6.7290

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes were incurred during the years ended December 31, 2024, 2023 and 2022. The Company does not believe there was any uncertain tax provision as of December 31, 2024 and 2023.

The Company’s operating subsidiary in China is subject to the income tax laws of the PRC. The Company’s operating subsidiaries in United States are subject to the tax law of the United States. As of December 31, 2024, for the tax years ended December 31, 2020 through December 31, 2024, the Company’s PRC subsidiaries remained open for statutory examination by PRC tax authorities, and for the tax years ended December 31, 2022 through December 31, 2024, the Company’s United States subsidiaries remained open for statutory examination by U.S. tax authorities.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Value added tax (“VAT”)

The Company’s subsidiary Xinjiang United Family and its five branch offices are general tax payers. The applicable VAT rate is 13% based on the Chinese tax law. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The UFG entities were formed as individually-owned businesses, which are generally subject to a lower VAT rate of 3% and the local PRC tax authority has the jurisdiction to assess and determine their VAT obligation or exemption on a case-by-case basis. From April 1, 2021 to December 31, 2022, based on the new tax regulation, individually-owned businesses whose monthly deemed Taxable Net Income (“TNI”) is less than RMB150,000 are exempted from paying VAT. From January 1, 2023 to December 31, 2027, based on the new tax regulation, individually-owned businesses whose monthly deemed Taxable Net Income (“TNI”) is less than RMB100,000 are exempted from paying VAT. All but three of the UFG entities are currently exempted from paying VAT, since the deemed TNI of each of these UFG entities is currently less than RMB100,000 for the year ended December 31, 2024. If customers need to obtain a special VAT invoice, the UFG entities that are exempted from paying VAT would apply to the local tax authority to issue the special VAT invoice on their behalf, with the tax authority levying VAT at a rate of 1%. Their VAT eligibility is subject to periodical reassessment, and they may lose or regain the exemption status as determined by the tax authorities on a case-by-case basis.

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

Earnings (Loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2024 and 2023, there were no dilutive shares.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive loss. The foreign currency translation loss resulting from the translation of the financial statements expressed in RMB to US$ is reported in other comprehensive loss in the consolidated statements of operations and comprehensive income (loss).

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

Credit risk

As of December 31, 2024 and 2023, $11,943,199 and $864,426 of the Company’s cash was on deposit at financial institutions in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts in the PRC, as its aggregate deposits are much higher than the compensation limit. As of December 31, 2024, a significant balance of cash was on deposit with two banks, and total unprotected cash amounted to approximately $11.6 million as of December 31, 2024. However, the Company has not experienced any losses in such accounts and believes that the risk of failure of any of these PRC banks is remote.

As of December 31, 2024 and 2023, $107,550 and $555,799 of the Company’s cash was on deposit at financial institutions in the U.S. which were insured by the Federal Deposit Insurance Corporation subject to certain limitations. The Company has not experienced any losses in such accounts.

As of December 31, 2024 and 2023, the Company had long term debt investments of $6,359,014 and $6,534,575, and long term loan to a third party of $2,000,000 and $2,066,822, respectively. Although the Company has not experienced any losses in such investments and loan and believes that the risk of failure of any of these investments or loan is remote, the Company will regularly monitor the creditworthiness of its counterparties and recognizes allowances for any credit losses if necessary.

For the years ended December 31, 2024, 2023 and 2022, the Company’s substantial assets were located in the PRC and the U.S. and the Company’s substantial revenue was derived from its subsidiaries and the UFG entities located in the PRC and the U.S.

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

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and uncertainties (continued)

Concentrations

As of December 31, 2024, the Company’s cash balance was concentrated in two bank accounts, representing 74.6% and 22.7% of total bank balances, respectively. The Company has not experienced any losses in such accounts and believes that the risk of failure of any of these PRC banks is remote.

One customer accounted for 11.0% of the Company’s revenue for the year ended December 31, 2024. No single customer accounted for more than 10% of the Company’s revenue for the years ended December 31, 2023 and 2022.

As of December 31, 2024, one customer accounted 10.9% of the Company’s total accounts receivable balance. As of December 31, 2023, no customer accounted for more than 10% of the Company’s total accounts receivable balance.

For the year ended December 31, 2024, two suppliers accounted for 13.7% and 12.5% of the Company’s total purchases, respectively. For the year ended December 31, 2023, one supplier accounted for 11.7% of the Company’s total purchases. For the year ended December 31, 2022, no supplier accounted for more than 10% of the Company’s total purchases.

As of December 31, 2024, one supplier accounted for 18.1% of the Company’s total accounts payable balance. As of December 31, 2023, three suppliers accounted for 14.9%, 11.1% and 11.0% of the Company’s total accounts payable balance, respectively.

Recent accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this guidance effective January 1, 2025 and the adoption of this ASU did not have a material impact on its financial statements.

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This ASU requires entities to 1. disclose amounts of (a) purchase of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and, (e) depreciation, depletion, and amortization recognized as part of oil-and gas-producing activities, 2. include certain amounts that are already required to be disclosed under current Generally Accepted Accounting Principles in the same disclosures as other disaggregation requirements, 3. disclose a qualitative description of the amounts remaining in relevant expense captions that are not necessarily disaggregated quantitatively, and 4. disclose the total amount of selling expenses, in annual reporting periods, an entity’s definition of selling expense. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Additionally, in January 2025, the FASB issued ASU No. 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. The standard requires, in the notes to the financial statements, disclosure of specified information about certain costs and expenses which includes purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. The Company plans to adopt this guidance effective January 1, 2027 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that will have material impact on the Company’s consolidated financial position, statements of operations, and cash flows.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET

The Company’s accounts receivable primarily include balance generated from selling bakery products to local corporate customers, billed but has not been collected as of the balance sheet dates. Accounts receivable consisted of the following:

	December 31, 2024	December 31, 2023
Accounts receivable	$991,467	$1,995,067
Less: allowance for credit losses	-	-
Total accounts receivable, net	$991,467	$1,995,067

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	December 31, 2024	December 31, 2023
Advance to suppliers (1)	$883,391	$2,225,301
Prepaid expenses (2)	713,597	1,306,507
Other receivables (3)	998,429	852,469
Short-term loans to third parties (4)	-	749,896
Less: allowance for credit losses	-	-
Total prepaid expenses and other current assets, net	$2,595,417	$5,134,173

(1)	Advance to suppliers primarily consists of advance payments paid to suppliers for purchases of raw materials for bakery products.

(2)	Prepaid expenses primarily represent prepaid rental expenses, professional fees, and other miscellaneous expenses for the Company’s bakery stores.

(3)	Other receivables are mainly business advances to officers and staff for business travel and sundry expenses. The balance as of December 31, 2024 and 2023 also included $60,020 and $500,000 receivable due from a third party, respectively, as the Company entered into a cooperation agreement with the third party, and granted the third party a license to use the Chanson Greenwich’s store for events from August 1, 2023 to July 31, 2024. The balance as of December 31, 2024, also included $830,000 proceeds due from the same third party as the Company disposed all the property and equipment of Chanson Greenwich to the third party. As of the date of this report, $55,000 was subsequently collected, and the remaining balance is expected to be collected before June 30, 2025. Furthermore, the Company’s controlling shareholder, Mr. Gang Li, provided a commitment letter to guarantee full repayment of any outstanding balance if the third party fails to make repayment by the stipulated date.

(4)	In fiscal year 2023, the Company lent a total $1.9 million to several third parties. These short-term loans to third-parties are mainly used for short-term funding to support the Company’s external business partners. These loans bear no interest and have terms of no more than one year. The Company received the repayment of loans to third parties totaling $1.2 million during the year ended December 31, 2023 and the remaining of $0.7 million was received during the year ended December 31, 2024.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INVENTORIES

Inventories consisted of the following:

	December 31, 2024	December 31, 2023
Ingredient materials	$421,275	$414,595
Package and other materials	141,030	114,398
Finished goods	176,468	194,912
Total inventories	$738,773	$723,905

NOTE 6 — LONG TERM LOAN TO A THIRD-PARTY

Long term loan to a third-party consisted of the following:

	December 31, 2024	December 31, 2023
Long term loan to a third-party	$2,000,000	$2,066,822
Total long term loan to a third-party	$2,000,000	$2,066,822

Current portion of loan to a third-party	2,000,000	-

Non-current portion of loan to a third-party	-	2,066,822

On April 3, 2023, the Company entered a loan agreement with Liberty Asset Management Capital Limited (the “Borrower”) to lend the Borrower $2.0 million for two years, with a maturity date of April 3, 2025. The loan has a fixed interest rate of 4.5% per annum. The Company recorded interest income of $90,986, $66,822 and $nil for the years ended December 31, 2024, 2023 and 2022, respectively.

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

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — LEASES (continued)

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	December 31, 2024	December 31, 2023
ROU lease assets	$11,021,615	$13,059,561

Operating lease liabilities – current	$2,325,390	$2,198,192
Operating lease liabilities – non-current	9,207,971	11,691,251
Total operating lease liabilities	$11,533,361	$13,889,443

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	6.75	7.52
Weighted average discount rate *	4.50%	4.22%

*	The Company used incremental borrowing rate of 6.98% for its lease contracts entered prior to fiscal year 2022 in the PRC. For lease contracts entered from fiscal year 2022 to the first half of fiscal year 2023, the Company used new incremental borrowing rate of 3.95%. For lease contracts entered in and after the second half of fiscal year 2023, the Company used new incremental borrowing rate of 5.00%. The Company used incremental borrowing rate of 3.75% for its lease contracts entered prior to fiscal year 2024 in the United States, and for lease contracts entered in fiscal year 2024, the Company used new incremental borrowing rate of 8.00%

During the years ended December 31, 2024, 2023 and 2022, the Company incurred total operating lease expenses of $3,120,327, $3,241,799 and $2,333,412, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2024:

2025	$2,786,503
2026	2,100,975
2027	1,976,286
2028	1,748,639
2029	1,428,027
Thereafter	3,371,537
Total lease payments	13,411,967
Less: imputed interest	(1,878,606)
Present value of lease liabilities	$11,533,361

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	December 31, 2024	December 31, 2023
Bakery production equipment	$1,155,420	$1,646,294
Automobiles	110,567	100,427
Office equipment and furniture	938,252	825,337
Leasehold improvements	5,959,894	6,606,385
Subtotal	8,164,133	9,178,443
Less: accumulated depreciation	(3,719,660)	(3,444,030)
Less: impairment on property and equipment	-	(272,350)
Total property and equipment, net	$4,444,473	$5,462,063

With the increased competition, Chanson Greenwich was closed in the second half of fiscal year 2023. The Company performed evaluation on whether the carrying amount of the property and equipment of Chanson Greenwich could be recoverable, and recorded an impairment of $272,350 as of December 31, 2023. During the year ended December 31, 2024, the Company disposed all the property and equipment of Chanson Greenwich to a third party.

Gain on disposal of property and equipment was $152,517 for the year ended December 31, 2024. Loss on disposal of property and equipment was $4,982 and $nil for the years ended December 31, 2023 and 2022, respectively.

Depreciation expenses were $796,369, $831,820 and $701,461 for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 9 — INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	December 31, 2024	December 31, 2023
Intangible assets	$290,000	$150,000
Less: accumulated amortization	(27,500)	-
Total intangible assets, net	$262,500	$150,000

Amortization expenses were $27,500, $nil and $nil for the years ended December 31, 2024, 2023 and 2022, respectively.

Amortization of intangible assets attributable to future periods as of December 31, 2024 is as follows:

2025	$36,250
2026	36,250
2027	36,250
2028	36,250
2029	36,250
Thereafter	81,250
Total	$262,500

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — PREPAYMENT FOR THE SOFTWARE, EQUIPMENT AND PRODUCT DEVELOPMENT

Prepayment for the software, equipment and product development consisted of the following:

	December 31, 2024	December 31, 2023
Peblla Inc. (“Peblla”) (a)	$-	$140,000
Luo and Long General Partner (“Luo and Long”) (b)	-	550,000
Wisdom Investment Service Inc (“Wisdom”) (c)	-	100,000
Total prepayment for the software, equipment and product development	$-	$790,000

(a)	On March 28, 2023, the Company signed a three-year research and development framework agreement with Peblla with a total value of $1.0 million. Pursuant to the agreement, Peblla will develop software for the Company, including cashier system, customized mobile application, a customer loyalty program and gift card system and online ordering website, etc. In fiscal year 2023, the Company made prepayment of $290,000 to Peblla for this software development project. In December 2023, certain systems with value of $150,000 was completed and put into use, and hence was transferred to intangible assets in the consolidated balance sheet, and the remaining $140,000 prepayment to Peblla was recorded as a prepayment for software development on the balance sheet as of December 31, 2023. However, Peblla had experienced delays in the later stages of development and was unable to meet Chanson’s evolving requirements, therefore, the agreement was terminated in June 2024. Certain systems with value of $140,000 was completed and put into use, and hence was transferred to intangible assets in July 2024.

(b)	On April 1, 2023, the Company entered into an agreement with Luo and Long with a total value of $750,000, and the Company made prepayment of $550,000 as of December 31, 2023. Pursuant to the agreement, Luo and Long would design and provide equipment for the Company’s new central factory. The equipment was originally expected to be delivered before January 31, 2024. However, due to the delay in production process of the qualified equipment, the agreement was terminated and $550,000 was refunded to the Company during the year ended December 31, 2024.

(c)	On April 3, 2023, the Company entered into an agreement with Wisdom, pursuant to which, Wisdom was responsible to conduct market research to identify the most current automated cocktail mixing robots available in the market, subsequently procure two robots on behalf of the Company and provide other related services, including delivering, installation and maintenance services. The total contract amount is $200,000, which was fully prepaid by the Company. Since Wisdom failed to procure the qualified robots for the Company, the agreement was terminated and $100,000 was refunded in December 2023, and the remaining of $100,000 was refunded in January 2024.

NOTE 11 — LONG TERM DEBT INVESTMENT

On March 31, 2023, the Company entered into a five-year agreement with Worthy Credit Limited (“Worthy Credit”), pursuant to which, the Company made payment of $6.0 million to Worthy Credit, and authorized Worthy Credit to invest the Company’s funds to provide loan services for housing mortgage applicants, with rates of return of 12% per annum. The qualification of the applicants was approved by the approval board, which was composed of the members of the Company and Worthy Credit. The Company recorded investment income of $723,945, $534,575 and $nil for the years ended December 31, 2024, 2023 and 2022, respectively.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SHORT-TERM BANK LOANS

Short-term bank loans consisted of the following:

	December 31, 2024	December 31, 2023
Huaxia Bank (1)	$411,043	$423,741
Bank of China (2)	1,096,116	1,412,469
Tianshan Rural Commercial Bank (3)	-	423,741
Xinjiang Urumqi Rural Commercial Bank (4)	-	423,741
Total short-term bank loans	$1,507,159	$2,683,692

(1)	On December 22, 2023, Xinjiang United Family entered into a loan agreement with Huaxia Bank to borrow RMB3.0 million ($423,741) as working capital for a year, with a maturity date of December 20, 2024. The loan was repaid on December 17, 2024. Subsequently, on December 20, 2024, Xinjiang United Family entered into another loan agreement with Huaxia Bank to borrow RMB3.0 million ($411,043) as working capital for three months, with a maturity date of March 19, 2025. The loan was also repaid on March 19, 2025. These two loans both bear a fixed interest rate of 5.00% per annum. The loans were guaranteed by Ms. Baolin Wang, the legal representative of Xinjiang United Family, and Urumqi Plastic Surgery Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li, the Chairman of the Company.

(2)

On September 7, 2023, Xinjiang United Family entered into a loan agreement with Bank of China to borrow RMB10.0 million ($1,412,469) as working capital for a year, with a maturity date of September 6, 2024. The loan bears a fixed interest rate of 3.55% per annum. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong. In addition, Xinjiang United Family pledged its trademark rights as collateral to guarantee the Company’s loan from Bank of China. The loan was repaid in full upon maturity.

On September 12, 2024, Xinjiang United Family entered into another loan agreement with Bank of China to borrow RMB10.0 million ($1,370,145) as working capital for a year, with a maturity date of September 11, 2025. The loan bears a fixed interest rate of 3.45% per annum. The Company is required to make a quarterly installment payment of RMB 2.0 million ($274,029) within the term of the loan, with last installment of RMB 4.0 million ($548,058) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong. In addition, Xinjiang United Family pledged its trademark rights as collateral to guarantee the Company’s loan from Bank of China. As of date of this annual report, the loan was repaid as scheduled.

(3)

On November 15, 2023, Xinjiang United Family entered into a loan agreement with Tianshan Rural Commercial Bank to borrow RMB3.0 million ($423,741) as working capital for a year, with a maturity date of November 14, 2024. The loan bears a fixed interest rate of 5.50% per annum. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong. The loan was repaid in full upon maturity.

On December 19, 2023, Xinjiang United Family entered into another loan agreement with Tianshan Rural Commercial Bank to borrow RMB3.0 million ($423,741) as working capital for a year, with a maturity date of December 18, 2024. The loan was withdrawn on January 29, 2024 and bears a fixed interest rate of 5.50% per annum. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong, and two third parties. The loan was repaid in full upon maturity.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SHORT-TERM BANK LOANS (continued)

(4)	On December 26, 2023, Xinjiang United Family entered into a loan agreement with Xinjiang Urumqi Rural Commercial Bank to borrow RMB3.0 million ($423,741) as working capital for a year, with a maturity date of December 25, 2024. The loan bears a fixed interest rate of 5.50% per annum. The loan is guaranteed by two third-parties, Mr. Xiaochen Wang and his family member. The loan was repaid in full upon maturity.

The Company incurred interest expenses of $134,788, $32,444 and $37,277 for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 13 — RELATED PARTY TRANSACTIONS

a.	Due to a related party

As of December 31, 2024, due to a related party of $772,489 primarily represented advances provided by Mr. Gang Li, Chairman of the Company, to fund the Company’s operations. These payables were unsecured, non-interest bearing, and due on demand. All expenses and liabilities were paid by Mr. Gang Li on behalf of the Company, and recorded in the Company’s consolidated financial statements in a timely manner. The outstanding amount is expected to be repaid before June 30, 2025.

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

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — TAXES (continued)

(a)	Corporate Income Taxes (“CIT”) (continued)

Hong Kong

Jenyd is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, Jenyd did not generate any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2024, 2023 and 2022, and accordingly no provision for Hong Kong profits tax was made in these periods.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis. The Company’s subsidiary Xinjiang United Family and its five branch offices were incorporated in the PRC. During the year ended December 31, 2022, Xinjiang United Family and its three branch offices qualified as small-scaled minimal profit enterprises. According to the Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise on March 14, 2022, March 26, 2023 and August 2, 2023, the taxable income not more than RMB3 million is subject to a reduced rate of 5% during the period from January 1, 2023 to December 31, 2027. During the years ended December 31, 2024 and 2023, Xinjiang United Family and all its branch offices did not qualify as small-scaled minimal profit enterprises and were subject to 25% income tax rate.

The UFG entities are individually-owned businesses, which are not subject to the EIT Law of the PRC, but the Individual Income Tax. The Measures for Individual Income Tax Calculation of Individual Industrial and Commercial Households, or the “Measures,” were adopted by the State Administration of Taxation on December 19, 2014 and promulgated on December 27, 2014, and amended on June 15, 2018. According to Article 7 of the Measures, for the income from production and operation of individually-owned businesses, the amount of taxable income shall be the balance of the total income of each tax year after deducting costs, expenses, taxes, losses and other expenditures, and allowable compensation for losses in previous years. Income tax for an individually-owned business can generally be assessed on an actual basis or a deemed basis, which the UFG entities apply. Therefore, income tax for the UFG entities is levied as a fixed-rate income tax at 1% of TNI as assessed by the local tax authority. According to Announcement No. 12 [2021], Announcement No. 6 [2023] and Announcement No. 12 [2023] of the State Taxation Administration, the tax rate is reduced by half to 0.5% during the period from January 1, 2021 to December 31, 2027. For the year ended December 31, 2024, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. For the years ended December 31, 2023 and 2022, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. The rest of these UFG entities were exempted from paying income tax. During the years ended December 31, 2024, 2023 and 2022, the total tax exemption of the UFG entities were $25,048, 17,303 and $15,711, respectively. As of December 31, 2024, for the tax years ended December 31, 2020 through December 31, 2024 the Company’s UFG entities remained open for statutory examination by PRC tax authorities. In addition, the TNI and tax rate of the Company’s UFG entities are subject to periodical reassessment by the local tax authority. If the local tax authority determined that income tax for the UFG entities should be levied at a higher TNI or higher tax rate, the Company would be obligated to pay additional income tax for the UFG entities. Along with the continuing growth of business, the Company expects that the tax rates of these UFG entities are likely to increase in the future in the annual assessment based on the past performance.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — TAXES (continued)

(a)	Corporate Income Taxes (“CIT”) (continued)

United States

The Company’s subsidiaries in the U.S. are subject to a U.S. federal corporate income tax rate of 21%.

Income before provision for income taxes is attributable to the following geographic locations for the years ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31,
	2024	2023	2022
Cayman Islands	$793,358	$601,397	$-
PRC	2,221,539	1,836,171	933,868
United States	(2,184,008)	(2,284,564)	(2,212,526)
Total income (loss) before income taxes	$830,889	$153,004	$(1,278,658)

The components of the income tax provision were as follows:

For the Years Ended December 31,
	2024	2023	2022
Current tax provision
Cayman Islands	$-	$-	$-
BVI	-	-	-
Hong Kong	-	-	-
PRC	74,604	119,416	9,547
United States	-	-	-
	$74,604	$119,416	$9,547
Deferred tax provision
Cayman Islands	$-	$-	$-
BVI	-	-	-
Hong Kong	-	-	-
PRC	-	-	-
United States	-	-	-
	$-	$-	$-
Total income tax provisions	$74,604	$119,416	$9,547

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — TAXES (continued)

(a)	Corporate Income Taxes (“CIT”) (continued)

Reconciliation of the differences between the income tax provision computed based on PRC statutory income tax rate and the Company’s actual income tax provision for the years ended December 31, 2024, 2023 and 2022 are as follows:

	For the Years Ended December 31,
	2024	2023	2022
Income tax expense (benefit) computed based on PRC statutory rate	$207,722	$38,251	$(319,664)
Favorable tax rate and tax exemption impact in PRC entities (a)	(480,781)	(339,626)	(223,920)
Effect of rate differential for non-PRC entities	(110,979)	(58,967)	88,501
Change in valuation allowance	458,642	479,758	464,630
Total income tax provisions	$74,604	$119,416	$9,547

(a)	During the years ended December 31, 2024 and 2023, Xinjiang United Family and all its branch offices were subject to 25% income tax rate. During the year ended December 31, 2022, the Company’s subsidiary, Xinjiang United Family, and its three branch offices, qualified as small-scaled minimal profit enterprise and subjected to a favorable tax rate of 2.5%. For the year ended December 31, 2024, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. For the years ended December 31, 2023 and 2022, 13 of these UFG entities were subject to income tax assessed at 0.5% of TNI that ranged from RMB33,000 to RMB180,000 per month. The rest of the UFG entities were exempted from paying income tax. For the years ended December 31, 2024, 2023 and 2022, the tax saving as the result of the favorable tax rates and tax exemption amounted to $480,781, $339,626 and $223,920, respectively, and per share effect of the favorable tax rate and tax exemption was $0.03, $0.03 and $0.02, respectively.

The Company’s deferred tax assets, net was comprised of the following:

	December 31, 2024	December 31, 2023
Net operating loss	$3,381,871	$2,923,229
Impairment of property and equipment	-	57,193
Total deferred tax assets	3,381,871	2,980,422
Valuation allowance	(3,381,871)	(2,980,422)
Total deferred tax assets, net	$-	$-

The Company’s operations in the U.S. incurred a cumulative net operating loss (“NOL”) which may reduce future federal taxable income. As of December 31, 2023, the cumulative NOL was $13,920,136. During the year ended December 31, 2024, the U.S. operations incurred an additional NOL of $2,184,007, resulting in a cumulative NOL of $16,104,143 as of December 31, 2024, among which approximately $2,882,465 will expire in 2037 and the remaining balance is carried forward indefinitely.

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not its deferred tax assets could not be realized due to uncertainty on future earnings in the U.S. operations. The Company provided a 100% valuation allowance for its deferred tax assets as of December 31, 2024 and 2023, respectively.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — TAXES (continued)

(b)	Taxes payable

Taxes payable consisted of the following:

	December 31, 2024	December 31, 2023
Income tax payable	$7,899	$33,628
Value added tax payable	2,440	-
Other taxes payable	38,373	62,548
Total taxes payable	$48,712	$96,176

NOTE 15 — SHAREHOLDERS’ EQUITY

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

On March 27, 2021, the Company’s shareholders and board of directors approved (i) the subdivision of the Company’s authorized and issued share capital at a ratio of 1,000-for-1 share such that the authorized share capital of the Company was amended to US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each and the 100 ordinary shares of a par value of $1 then issued and outstanding were subdivided into 100,000 ordinary shares of a par value of $0.001 (the “1,000-for-1 share split”); (ii) the creation of Class A Ordinary Shares and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”, and collectively with Class A Ordinary Shares, “Ordinary Shares”). Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a vote of all shareholders, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 10 votes per one Class B Ordinary Share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis; (iii) the re-designation of 3,000 ordinary shares held by Haily Global Limited into 3,000 Class B Ordinary Shares; and (iv) issuances of Class A Ordinary Shares and Class B Ordinary Shares to the existing shareholders, to increase the number of total Ordinary Shares issued and outstanding prior to the completion of this offering from 100,000 to 9,000,000 (the “share issuances”). The Company believes the 1,000-for-1 share split and the share issuances should be considered as a part of the Reorganization of the Company and accounted for on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented.

On March 12, 2025, the Company’s shareholders resolved to increase the authorized share capital from US$50,000 divided into 44,000,000 Class A Ordinary Shares of US$0.001 par value each and 6,000,000 Class B Ordinary Shares of US$0.001 par value each, to US$5,000,000 divided into 4,400,000,000 Class A Ordinary Shares of US$0.001 par value each and 600,000,000 Class B Ordinary Shares of US$0.001 par value each.

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

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — SHAREHOLDERS’ EQUITY (continued)

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

Conversion of Ordinary Shares

On February 5, 2024, the Company’s shareholder Haily Global Limited elected to convert 270,000 Class B Ordinary Shares on a one-for-one basis into 270,000 Class A Ordinary Shares, which was duly approved by the Company’s board of directors.

Issuance of Ordinary Shares

On September 13, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors identified therein for a best efforts follow-on public offering (the “Offering”) of (i) 8,980,251 Class A Ordinary Shares, par value $0.001 per share (“Shares”) and (ii) 8,980,251 common warrants to purchase 8,980,251 Class A Ordinary Shares (“Common Warrants”), at an exercise price of $0.972 per share, exercisable within one year anniversary of the closing of the Offering. The Shares and Common Warrants were sold at a combined public offering price of $0.81 per share and accompanying warrants. Each Class A Ordinary Share were sold together with one Common Warrant. The Offering was closed on September 17, 2024, and the Company received aggregate gross proceeds of $7.3 million from the Offering, before deducting offering expenses and commissions, excluding the exercise of any Common Warrants. During the year ended December 31, 2024, 5,894,137 Class A Ordinary Shares were issued as all the common warrants were exercised on a cashless basis.

As a result, the Company had 44,000,000 authorized Class A Ordinary Shares of a par value of $0.001, of which 21,629,707 shares and 6,485,319 Class A Ordinary Shares were issued and outstanding as of December 31, 2024 and 2023, respectively, and the Company had 6,000,000 authorized Class B Ordinary Shares of a par value of $0.001, of which 5,670,000 and 5,940,000 Class B Ordinary Shares were issued and outstanding as of December 31, 2024 and 2023. In total, the Company had 50,000,000 authorized Ordinary Shares of par value of $0.001 each, of which 27,299,707 shares and 12,425,319 shares were issued and outstanding as of December 31, 2024 and 2023, respectively.

Statutory Reserve

The Company’s PRC subsidiary is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends. As of December 31, 2024 and 2023, the balance of the statutory reserves was $661,924 and $447,231, respectively, which is equal to 50% of the entity’s registered capital.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — SHAREHOLDERS’ EQUITY (continued)

Restricted net assets

The Company’s PRC subsidiary and the UFG entities are restricted in their ability to transfer a portion of their net assets, equivalent to their statutory reserves and their share capital to the Company in the form of loans, advances, or cash dividends. The payment of dividends by entities organized in China is subject to limitations, procedures, and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. As of December 31, 2024 and 2023, the total restricted net assets amounted to $3,516,301 and $1,325,631, respectively.

NOTE 16 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of December 31, 2024 and 2023, there were no legal claims and litigation against the Company.

NOTE 17 — SEGMENT REPORTING

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

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — SEGMENT REPORTING (continued)

The following table presents the segment information for the years ended December 31, 2024, 2023 and 2022, respectively:

	For the Year Ended December 31, 2024
	China	United States and others	Total
Revenue	$16,142,693	$2,084,844	$18,227,537
Less:
Cost of revenue	8,961,237	2,071,982	11,033,219
Selling expenses	3,929,035	828,244	4,757,279
General and administrative expenses	905,811	2,060,848	2,966,659
Income (loss) from operations	2,346,610	(2,876,230)	(529,620)
Other income (expense)
Interest (expense) income, net	(134,517)	83,589	(50,928)
Other income, net	9,445	678,047	687,492
Interest income from long term debt investment	-	723,945	723,945
Profit (loss) before income tax expense	2,221,538	(1,390,649)	830,889
Income tax expense	(74,604)	-	(74,604)
Net income (loss)	$2,146,934	$(1,390,649)	$756,285
Depreciation	$465,689	$358,180	$823,869
Capital expenditures	$578,126	$5,187	$583,313

	For the Year Ended December 31, 2023
	China	United States and others	Total
Revenue	$14,314,156	$2,938,506	$17,252,662
Less:
Cost of revenue	7,196,311	1,909,026	9,105,337
Selling expenses	4,089,650	793,308	4,882,958
General and administrative expenses	1,066,993	2,807,875	3,874,868
Income (loss) from operations	1,961,202	(2,571,703)	(610,501)
Other income (expense)
Interest (expense) income, net	(31,395)	66,900	35,505
Other (expense) income, net	(93,636)	287,061	193,425
Interest income from long term debt investment	-	534,575	534,575
Profit (loss) before income tax expense	1,836,171	(1,683,167)	153,004
Income tax expense	(119,416)	-	(119,416)
Net income (loss)	$1,716,755	$(1,683,167)	$33,588
Depreciation	$455,144	$376,676	$831,820
Capital expenditures	$686,885	$1,427,079	$2,113,964

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — SEGMENT REPORTING (continued)

	For the Year Ended December 31, 2022
	China	United States and others	Total
Revenue	$9,491,208	$3,780,867	$13,272,075
Less:
Cost of revenue	5,080,616	2,088,788	7,169,404
Selling expenses	2,754,399	943,510	3,697,909
General and administrative expenses	686,078	3,156,709	3,842,787
Income (loss) from operations	970,115	(2,408,140)	(1,438,025)
Other income (expense)
Interest expense, net	(35,457)	-	(35,457)
Other (expense) income, net	(790)	195,614	194,824
Profit (loss) before income tax expense	933,868	(2,212,526)	(1,278,658)
Provision for income tax	(9,547)	-	(9,547)
Net income (loss)	$924,321	$(2,212,526)	$(1,288,205)
Depreciation	$385,736	$315,725	$701,461
Capital expenditures	$671,965	$188,069	$860,034

	December 31, 2024	December 31, 2023
Total assets:
China	$22,487,303	$12,954,728
United States	19,288,531	25,479,568
Total assets	$41,775,834	$38,434,296

Total liabilities:
China	$17,366,824	$14,860,078
United States	5,983,564	11,559,862
Total liabilities	$23,350,388	$26,419,940

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — SUBSEQUENT EVENTS

On January 20, 2025, Xinjiang United Family entered into a loan agreement with Tianshan Rural Commercial Bank to borrow RMB12.0 million ($1,644,173) as working capital for three years, with a maturity date of January 19, 2028. The loan bears a fixed interest rate of 5.0% per annum. The Company is required to make a semi-annual installment payment of RMB 0.6 million ($82,209) within the term of the loan, with last installment of RMB 9.0 million ($1,233,130) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong, as well as Urumqi Plastic Surgery Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li.

The Company evaluated the subsequent events through April 4, 2025, which is the date of the issuance of these consolidated financial statements, and concluded that there are no additional subsequent events except disclosed above that would have required adjustment or disclosure in the consolidated financial statements.