Form 20-F
period 2025-12-31
Chanson International Holding
filed 2026-04-20
CIK 1825349

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

An aggregate of 38,907,905 Class A ordinary shares, par value $0.08 per share, and 70,875 Class B ordinary shares, par value $0.08 per share, were outstanding as of December 31, 2025. The par value of Class A ordinary shares and Class B ordinary shares was subsequently reduced to US$0.0001 per share, effective on March 13, 2026.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“Chanson 23rd Street” are to Chanson 23rd Street LLC, a New York limited liability company, which is wholly owned by Chanson NY (as defined below);

●	“Chanson 3rd Ave” are to Chanson 1293 3rd Ave LLC, a New York limited liability company, which is wholly owned by Chanson NY;

●	“Chanson Broadway” are to Chanson 2040 Broadway LLC, a New York limited liability company, which is wholly owned by Chanson NY;

●	“Chanson International,” “we,” “us,” “our Company,” or the “Company” are to Chanson International Holding, an exempted company with limited liability incorporated and registered under the laws of Cayman Islands;

●	“Chanson NY” are to George Chanson (NY) Corp., a New York corporation, which is wholly owned by Xinjiang United Family (as defined below);

●	“China” or the “PRC” are to the People’s Republic of China;

●	“Class A Ordinary Shares” are to Class A ordinary shares of Chanson International, of US$0.0001 par value each;

●	“Class B Ordinary Shares” are to Class B ordinary shares of Chanson International, of US$0.0001 par value each;

●	“Deen Global” are to our wholly owned subsidiary, Deen Global Limited, a British Virgin Islands company;

●	“George Chanson Trading” is to Urumqi George Chanson Trading Co., Ltd., a limited liability company organized under the laws of the PRC on March 3, 2025, and wholly-owned by Xinjiang United Family.

●	“Jenyd” are to Deen Global’s wholly owned subsidiary, Jenyd Holdings Limited, a Hong Kong corporation;

●	“ordinary shares” or “Ordinary Shares” are to Class A Ordinary Shares and Class B Ordinary Shares, collectively;

●	“the operating entities” are to Xinjiang United Family and its branch offices, the VIEs, and the U.S. Stores (as defined below);

●	the “PRC Stores” are to a bakery chain consisting of 63 stores in business operated by Xinjiang United Family, George Chanson Trading, and the VIEs under our “George ChansonTM” brand in Xinjiang;

●	the “U.S. Stores” are to Chanson 23rd Street, Chanson Broadway and Chanson 3rd Ave;

●	the “VIEs,” the “United Family Group,” or “UFG” are to 53 individually-owned businesses organized under the laws of the PRC, 43 of which are owned by our Chairman, Mr. Gang Li, four of which are owned by Ms. Hui Wang, the Marketing Director of Xinjiang United Family, four of which are owned by Mr. Peng Chen, the Sales Manager of Xinjiang United Family, and two of which are owned by Ms. Xiaoli Zhao;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States;

●	“VIE” are to variable interest entity;

●	“Xinjiang” are to the Xinjiang Uygur Autonomous Region of the PRC; and

●	“Xinjiang United Family” or “our PRC subsidiary” are to Xinjiang United Family Trading Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Jenyd.

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

Item 3. KEY INFORMATION

Our Corporate Structure

Corporate Structure

We are a holding company incorporated in the Cayman Islands and not a Chinese operating company. As of the date of this annual report, as a holding company with no material operations of our own, we conduct our business through:

(i)	an association between Xinjiang United Family and the VIEs known as the “United Family Group” or “UFG”: 43 of the entities that comprise UFG (each a “UFG Entity” and, collectively, the “UFG Entities”) are owned by the chairman of our board of directors (“the Chairman”), Mr. Gang Li, 4 of the entities are owned by Ms. Hui Wang, the Marketing Director of Xinjiang United Family, 4 of the entities are owned by Mr. Peng Chen, and 2 of the entities are owned by Ms. Xiaoli Zhao. Mr. Gang Li, Ms. Hui Wang, Mr. Peng Chen and Ms. Xiaoli Zhao are referred herein individually as a “UFG Operator” and collectively as the “UFG Operators.” For accounting purposes, we control and receive the economic benefits of the UFG Entities through the VIE Agreements, which enable us to consolidate the financial results of the VIEs in our consolidated financial statements under U.S. GAAP, and the structure involves unique risks to investors. For more details on the United Family Group, please see “- The United Family Group.” Our Class A Ordinary Shares are shares of Chanson International, the offshore holding company in the Cayman Islands, instead of shares of Xinjiang United Family or the UFG Entities. The VIE structure provides contractual exposure to foreign investment in China-based companies. Chinese law does not prohibit direct foreign investment in the VIEs. As a result of our use of the VIE structure, investors may never directly hold equity interests in the UFG Entities;

(ii)	Xinjiang United Family and its 9 branches;

(iii)	George Chanson Trading and its one branch; and

(iii)	the U.S. Stores.

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

(1)	Represents 33,750 Class A Ordinary Shares and 70,875 Class B Ordinary Shares beneficially owned by Gang Li, the 100% owner of Danton Global Limited, as of the date of this annual report.

(2)	Represents 3,375 Class A Ordinary Shares beneficially owned by Jihong Cai, the 100% owner of Haily Global Limited, as of the date of this annual report.

The following is a complete list of the stores of Xinjiang United Family and UFG in business as of the date of this annual report, together with their recognized commercial name and relationship to Xinjiang United Family.

	Legal Name of Entity	Commercial Name	Nature of Entity
1	Tianshan District Minzhu Rd. George Chanson Bakery	Minzhu Road	Part of UFG - owned 100% by Mr. Gang Li and operated under the VIE Agreements among Mr. Gang Li, this entity, and Xinjiang United Family

2	Tianshan District Xinmin Rd. George Chanson Bakery	Beimen	Same as above

3	Tianshan District Jiefang North Rd. George Chanson Bakery	Wanyancheng	Same as above

4	Tianshan District Xinhua North Rd. George Chanson Bakery	Hongshan	Same as above

5	Xinshi District Changchun South Rd. George Chanson Bakery	Changchun	Same as above

6	Urumqi Economics and Technology Development District George Chanson Bakery on Kashi West Rd.	Huarun Wanjia	Same as above

7	Shayibake District Yining Rd. George Chanson Bakery	Dehui Wanda	Same as above

8	Changji George Chanson Bakery	Changji Huijia	Same as above

9	Shuimogou District South Nanhu Rd. George Chanson Bakery	Nanhu	Same as above

10	Xinshi District Hebei East Rd. George Chanson Bakery	Hebei Road Huarun	Same as above

11	Urumqi Toutunhe District George Chanson Bakery on Zhongya South Rd.	Degang Wanda	Same as above

12	Shayibake District Karamay West Rd. Chanson Bakery	Xinbei Yuanchun	Same as above

13	Tianshan District Qingnian Rd. Chanson Bakery	Qingnian Road Haojiaxiang	Same as above

14	Gaoxin (Xinshi) District Liyushan North Rd. Hemeijia Bakery	Vanke Jincheng Huafu	Same as above

15	Tianshan District Jiefang North Rd. Chanson Coffee Bakery	Soul●Song Wanyan Cheng	Same as above

16	Tianshan District Wenhua Rd. Chanson Coffee Bakery	Soul●Song Wenhua Road	Same as above

17	Tianshan District Minzhu Rd. Heimeijie Coffee and Food	Soul●Song Minzhu Road	Same as above

18	Tianshan District Cuiquan Rd. George Chanson Bakery	Vanke Tianshanli	Same as above

19	Tianshan District Cuiquan Rd. Coffee and Food	Soul●Song Vanke Tianshanli	Same as above

20	Gaoxin (Xinshi) District Changchun North Rd. Chanson Coffee and Food	Soul●Song Gaoxin Wanda	Same as above

21	Tianshan District Wenhua Rd. Chanson Coffee and Food	Soul●Song Mali Hospital	Same as above

22	Urumqi Economics and Technology Development District (Toutunhe) Chanson Coffee and Food	Soul●Song Aidi Dajiang	Same as above

23	Tianshan District Dongquan Rd. Hemeijia Chanson Bakery	Shijie Guanjun No. 1	Same as above

24	Tianshan District Dongquan Rd. Hemeijia Bakery	Shijie Guanjun No.2	Same as above

25	Gaoxin (Xinshi) District Changchun South Rd. Hemeijia Bakery	Meiju Phase Three	Same as above

26	Gaoxin (Xinshi) District Changsha Rd. Hemeijia Chanson Bakery	Zhongnan Shangyue Cheng	Same as above

27	Gaoxin (Xinshi) District Yingbin Rd. Hemeijia George Chanson Bakery	Laiyin Zhuangyuan	Same as above

28	Gaoxin (Xinshi) District Suzhou East Rd. Hemeijia Chanson Bakery	Xinzhou City Garden	Same as above

29	Tianshan District Dawan South Rd. Hemeijia George Chanson Bakery	Tianshan Vanke	Same as above

30	Shuimogou District Fengxiang Street Hemeijia George Chanson Bakery	Zijin Hui	Same as above

31	Shuimogou District Fengxiang Street Hemeijia Song Coffee and Food Shop	Soul●Song Zijin Hui	Same as above

32	Gaoxin (Xinshi) District Siping Rd. Hemeijia George Chanson Bakery	Tongjia Peacock Mansion	Same as above

33	Shayibake District Karamay West Street George Chanson Bakery	Karamay West Street	Same as above

34	Shayibake District, Altay Rd. , Hemeijia George Chanson Bakery	Jiaheyuan	Same as above

35	Shayibake District, Yangtze River Rd., Hemeijia Chanson Bakery	Yangtze River Road	Same as above

36	Gaoxin (Xinshi) District Hebei East Rd. George Chanson Hemeijia Bakery	Kangcheng Golf	Same as above

37	Tianshan District, Zhongqiao Second Alley, Meijia Song Coffee and Food Shop	Soul●Song Zhongqiao Second Alley	Same as above

38	Gaoxin (Xinshi) District Kashi East Rd. Chanson Hemeijia Bakery	Kashi Road Wuyue	Same as above

39	Gaoxin (Xinshi) District Kashi East Rd. Hemeijia Song Coffee and Food Shop	Soul●Song Kashi Road Wuyue	Same as above

40	Gaoxin (Xinshi) District Dongzhan Rd. Chansong Hemeijia Bakery	Wanke Four Seasons Flower City	Same as above

41	Urumqi Midong District Chanson Bakery	Midong Wuyue	Same as above

42	Gaoxin (Xinshi) District Changchun Middle Rd. George CHanson Bakery	Gaoxinli	Same as above

43	Gaoxin (Xinshi) Distroct Beijing North Rd. Chanson Meijia Bakery	Jiafengyuan	Same as above

44	Tianshan District Jianquan No.3 Rd. George Chanson Bakery	Riyue Xingguang	Part of UFG - owned 100% by Ms. Hui Wang and operated under agreements among Ms. Hui Wang, this entity, and Xinjiang United Family

45	Urumqi Economics and Technology Development District George Chanson Bakery on Xuanwuhu Rd.	Economics Development Wanda	Same as above

46	Xinshi District Suzhou East Rd. Chanson Bakery	Baishang	Same as above

47	Shuimogou District Hongguangshan Rd. Chanson Bakery	Wuyue Square	Same as above

48	Xinshi District Beijing Middle Rd. United Family Chanson Bakery	Huijia Third Floor	Part of UFG - owned 100% by Mr. Peng Chen and operated under agreements among Mr. Peng Chen, this entity, and Xinjiang United Family

49	Gaoxin (Xinshi) District South No.3 Rd. Chanson Bakery	Railway Bureau	Same as above

50	Urumqi Midong George Chanson Bakery	Midong	Same as above

51	Shayibake District Youhao South Rd. Chanson Bakery	Chanson Lifestyle	Same as above

52	Xinshi District Changchun North Rd. Chanson Bakery	Gaoxin Wanda	Part of UFG - owned 100% by Ms. Xiaoli Zhao and operated under agreements among Ms. Xiaoli Zhao, this entity, and Xinjiang United Family

53	Shuimogou District Wenquan North Rd. Hemeijia Chanson Bakery	Shijie Gongyuan	Same as above

54	Xinjiang United Family Trading Co., Ltd. Chanson Bakery Urumqi Branch	Wenhua	A branch office of Xinjiang United Family

55	Xinjiang United Family Trading Co., Ltd. Urumqi Meimei Chanson Bakery	Meimei	A branch office of Xinjiang United Family

56	Xinjiang United Family Trading Co., Ltd. Tianshan District Chanson Bakery	Tianbai	A branch office of Xinjiang United Family

57	Xinjiang United Family Trading Co., Ltd. Coffee Bakery Branch	Meimei No. 3	A branch office of Xinjiang United Family

58	Xinjiang United Family Trading Co., Ltd. Ruitai Chanson Bakery	Ruitai	A branch office of Xinjiang United Family

59	Xinjiang United Family Trading Co., Ltd. Xinshi District Chanson Bakery	Yixueyuan	A branch office of Xinjiang United Family

60	Xinjiang United Family Trading Co., Ltd. Zhaokang Hemeijia Chanson	Zhaokang Huijia	A branch office of Xinjiang United Family

61	Xinjiang United Family Trading Co., Ltd. Hemeijia Chanson Bakery	Zijin City Square	A branch office of Xinjiang United Family

62	Urumqi George Chanson Trading Co., Ltd. Tianshan District Coffee and Bakery	Jianglaicheng	A branch office of George Chanson Trading

63	Xinjiang United Family Trading Co., Ltd. Urumqi Chanson Bakery	Youhao Shangcheng	A branch office of Xinjiang United Family

64	Chanson 23rd Street LLC	Chanson 23rd Street	A wholly owned indirect subsidiary of Xinjiang United Family

65	Chanson 1293 3rd Ave LLC	Chanson 3rd Ave	Same as above.

66	Chanson 2040 Broadway LLC	Chanson Broadway	Same as above.

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

UFG’s revenue accounted for 56%, 62%, 54% of our total revenue for the years ended December 31, 2025, 2024, and 2023, respectively. UFG consists of 53 VIEs. Our Chairman, Mr. Gang Li, is the sole owner of 50 UFG Entities, Ms. Hui Wang, the Marketing Director of Xinjiang United Family, is the sole owner of three UFG Entities. Mr. Peng Chen, the Sales Manager of Xinjiang United Family, is the sole owner of four UFG Entities. Ms. Xiaoli Zhao is the sole owner of two UFG Entities.

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

Risks Associated with our Corporate Structure and the VIE Agreements

Because we do not directly hold equity interests in the VIEs, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles and the validity and enforcement of the VIE Agreements. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations, and the value of our Class A Ordinary Shares may depreciate significantly or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report. See “-D. Risk Factors-Risks Relating to Our Corporate Structure,” “-D. Risk Factors-Risks Relating to Doing Business in the PRC,” and “-D. Risk Factors-Risks Relating to Our Class A Ordinary Shares and the Trading Market.”

The VIE Agreements may not be as effective as direct ownership in providing operational control. For instance, the UFG Entities and the UFG Operators could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The UFG Operators may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements. In the event that the UFG Entities or the UFG Operators fail to perform their respective obligations under the VIE Agreements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. In addition, even if legal actions are taken to enforce such arrangements, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. See “-D. Risk Factors-Risks Relating to Our Corporate Structure-The VIE Agreements with the UFG Entities and the UFG Operators may not be effective in providing control over the UFG Entities” and “-D. Risk Factors-Risks Relating to Our Corporate Structure-The VIE Agreements with the UFG Entities are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under the VIE Agreements.”

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

Our management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our departments and the operating entities. Each department or operating entity initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of our Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs and submit it to the cashier specialists of our finance department for a second review. Other than the above, as of the date of this annual report, we do not have other cash management policies or procedures that dictate how funds are transferred nor a written policy that addresses how we will handle any limitations on cash transfers due to PRC law.

During the years ended December 31, 2025, 2024, and 2023, cash transfers and transfers of other assets between our Company, our subsidiaries, and the VIEs were as follows:

For the Year Ended December 31, 2025
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	Xinjiang United Family	VIEs	2,252,307	Cash (as working capital)
2	VIEs	Xinjiang United Family	18,989	Raw materials
3	Xinjiang United Family	VIEs	1,699,227	Raw materials
4	Xinjiang United Family	VIEs	3,632,788	Products
5	VIEs	Xinjiang United Family	491,396	Products

For the Year Ended December 31, 2024
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	Xinjiang United Family	VIEs	661,983	Cash (as working capital)
2	VIEs	Xinjiang United Family	4,197,240	Raw materials
3	Xinjiang United Family	VIEs	1,603,664	Raw materials
4	Xinjiang United Family	VIEs	2,983,019	Products

For the Year Ended December 31, 2023
No.	Transfer From	Transfer To	Approximate Value ($)	Note
1	VIEs	Xinjiang United Family	1,542,178	Cash (as working capital)
2	VIEs	Xinjiang United Family	1,400,536	Raw materials
3	Xinjiang United Family	VIEs	1,845,098	Raw materials
4	Xinjiang United Family	VIEs	3,413,933	Products

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

If we determine to pay dividends on any of our Class A Ordinary Shares or Class B Ordinary Shares in the future, as a holding company, we will depend on receipt of funds from our PRC subsidiary and from the VIEs to our PRC subsidiary in accordance with the VIE Agreements. Pursuant to the PRC Enterprise Income Tax Law (the “EIT Law”) and its implementation rules, any dividends paid by Xinjiang United Family to Jenyd will be subject to a withholding tax rate of 10%. However, if Jenyd is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (“Double Tax Avoidance Arrangement”) and other applicable laws, the 10% withholding tax on the dividends Jenyd receives from Xinjiang United Family may be reduced to 5%. See “-D. Risk Factors-Risks Relating to Doing Business in the PRC-There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Current PRC regulations permit our indirect PRC subsidiary to pay dividends to Jenyd only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in the PRC is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Class A Ordinary Shares or Class B Ordinary Shares.

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

Our Company’s ability to settle amounts owed under the VIE Agreements relies upon payments made from the VIEs to Xinjiang United Family in accordance with the VIE Agreements. For services rendered to the UFG Entity by Xinjiang United Family under the Exclusive Service Agreement, Xinjiang United Family is entitled to collect a service fee equal to the net profit after tax of the UFG Entity. Pursuant to the Call Option Agreement, Xinjiang United Family may at any time and under any circumstances, require the UFG Operator to transfer, at its discretion, to the extent permitted under PRC law, all or part of the UFG Operator’s assets in the UFG Entity to Xinjiang United Family (or its designee). For restrictions and limitations on our ability to settle amounts owed under the VIE Agreements, please see “-D. Risk Factors-Risks Relating to Our Corporate Structure-The VIE Agreements with the UFG Entities and the UFG Operators may not be effective in providing control over the UFG Entities” and “-D. Risk Factors-Risks Relating to Our Corporate Structure-If the PRC government determines that the VIE Agreements do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our Class A Ordinary Shares may decline in value or become worthless.”

Selected Condensed Consolidating Financial Schedule of Chanson International and Its Subsidiaries and the VIEs

The following tables present selected condensed consolidating financial data of Chanson International and its subsidiaries and the VIEs for the years ended December 31, 2025, 2024, and 2023. Chanson International records its investments in its subsidiaries under the equity method. Such investments are presented in the selected condensed consolidating balance sheets of Chanson International as “Investments in subsidiaries” and the profit of the subsidiaries is presented as “Income for equity method investment” in the selected condensed consolidating statements of operations. Pursuant to the VIE Agreements, Chanson International’s wholly owned subsidiary, Xinjiang United Family, has the exclusive right to provide the VIEs services related to business operations, including operational and management consulting services and is entitled to consulting fees, which equal to 100% of the consolidated net income of the VIEs. Accordingly, for the years ended December 31, 2025, 2024, and 2023, Xinjiang United Family recognized the income from VIEs representing net income of the VIEs and financial interest in VIEs since the commencement of the VIE Agreements.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2025
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/Hong Kong)	Xinjiang United Family and its subsidiary (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Revenue	$-	$-	$6,173,341	$1,910,370	$10,185,183	$-	$18,268,894
Cost of revenue	$-	$-	$2,166,490	$1,245,314	$6,639,087	$-	$10,050,891
Income from VIEs	$-	$-	$901,746	$-	$-	$(901,746)	$-
Loss for equity method investment	$(117,161)	$(117,161)	$-	$-	$-	$234,322	$-
Net income (loss)	$187,540	$(117,161)	$788,907	$(906,068)	$901,746	$(667,424)	$187,540
Comprehensive income (loss)	$183,333	$2,670,070	$(2,066,324)	$4,736,394	$1,447,431	$(6,095,552)	$875,352

	For the Year Ended December 31, 2024
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Revenue	$-	$-	$4,798,614	$2,084,844	$11,344,079	$-	$18,227,537
Cost of revenue	$-	$-	$2,320,657	$2,071,982	$6,640,580	$-	$11,033,219
Income from VIEs	$-	$-	$2,060,482	$-	$-	$(2,060,482)	$-
Loss for equity method investment	$(37,073)	$(37,073)	$-	$-	$-	$74,146	$-
Net income (loss)	$756,285	$(37,073)	$2,146,934	$(2,184,007)	$2,060,482	$(1,986,336)	$756,285
Comprehensive income	$756,285	$1,849,394	$1,765,196	$84,198	$1,731,759	$(5,714,736)	$472,096

	For the Year Ended December 31, 2023
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Revenue	$-	$-	$4,948,427	$2,938,505	$9,365,730	$-	$17,252,662
Cost of revenue	$-	$-	$2,447,095	$1,909,026	$4,749,216	$-	$9,105,337
Income from VIEs	$-	$-	$1,765,358	$-	$-	$(1,765,358)	$-
Loss for equity method investment	$(567,809)	$(567,809)	$-	$-	$-	$1,135,618	$-
Net income (loss)	$33,588	$(567,809)	$1,716,755	$(2,284,564)	$1,765,358	$(629,740)	$33,588
Comprehensive income (loss)	$33,588	$(302,426)	$9,892,175	$(10,194,601)	$1,499,301	$(1,025,227)	$(97,190)

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of December 31, 2025
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family and its subsidiary (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total
Cash and cash equivalents	$3,569	$-	$31,575	$86,382	$8,522,831	$-	$8,644,357
Intercompany receivable	$13,296,744	$-	$353,580	$746,500	$9,149,617	$(23,546,441)	$-
Total current assets	$13,337,813	$-	$4,111,198	$1,313,350	$19,426,569	$(26,003,137)	$12,185,793
Investment in subsidiaries, equity method	$(6,356,320)	$(1,171,380)	$-	$-	$-	$7,527,700	$-
Financial interest in VIEs	$-	$-	$8,438,335	$-	$-	$(8,438,335)	$-
Total non-current assets	$36,893,821	$(1,171,380)	$28,105,630	$4,140,753	$7,505,321	$(5,674,147)	$69,799,998
Total Assets	$50,231,634	$(1,171,380)	$32,216,828	$5,454,103	$26,931,890	$(31,677,284)	$81,985,791
Intercompany payable	$1,100,080	$-	$13,032,009	$9,564,930	$-	$(23,697,019)	$-
Total Liabilities	$1,100,080	$-	$24,099,815	$14,742,496	$11,986,183	$(26,153,715)	$25,774,859
Total Shareholders’ Equity (Deficit)	$49,131,554	$(1,171,380)	$8,117,013	$(9,288,393)	$14,945,707	$(5,523,569)	$56,210,932
Total Liabilities and Shareholders’ Equity (Deficit)	$50,231,634	$(1,171,380)	$32,216,828	$5,454,103	$26,931,890	$(31,677,284)	$81,985,791

	As of December 31, 2024
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total
Cash and cash equivalents	$16,575	$-	$47,479	$108,150	$11,930,559	$-	$12,102,763
Intercompany receivable	$9,013,055	$-	$338,903	$746,500	$2,069,015	$(12,167,473)	$-
Total current assets	$11,029,630	$-	$2,240,578	$2,382,177	$17,653,086	$(14,877,051)	$18,428,420
Investment in subsidiaries, equity method	$(6,239,159)	$(3,841,450)	$-	$-	$-	$10,080,609	$-
Financial interest in VIEs	$-	$-	$7,536,589	$-	$-	$(7,536,589)	$-
Total non-current assets	$2,110,382	$(3,841,450)	$9,297,626	$9,262,717	$5,950,096	$568,043	$23,347,414
Total Assets	$13,140,012	$(3,841,450)	$11,538,204	$11,644,894	$23,603,182	$(14,309,008)	$41,775,834
Intercompany payable	$1,101,925	$-	$5,384,558	$5,684,930	$-	$(12,171,413)	$-
Total Liabilities	$1,101,925	$-	$1,354,867	$25,669,681	$10,104,906	$(14,880,991)	$23,350,388
Total Shareholders’ Equity (Deficit)	$12,038,087	$(3,841,450)	$10,183,337	$(14,024,787)	$13,498,276	$571,983	$18,425,446
Total Liabilities and Shareholders’ Equity (Deficit)	$13,140,012	$(3,841,450)	$11,538,204	$11,644,894	$23,603,182	$(14,309,008)	$41,775,834

	As of December 31, 2023
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total
Cash and cash equivalents	$30,269	$-	$21,340	$562,267	$867,426	$-	$1,481,302
Intercompany receivable	$4,009,100	$-	$414,424	$746,500	$7,748,737	$(12,918,761)	$-
Total current assets	$4,039,369	$-	$2,269,219	$3,610,137	$16,386,644	$(16,970,922)	$9,334,447
Investment in subsidiaries, equity method	$(6,202,086)	$(5,690,844)	$-	$-	$-	$11,892,930	$-
Financial interest in VIEs	$-	$-	$5,476,107	$-	$-	$(5,476,107)	$-
Total non-current assets	$2,399,311	$(5,690,844)	$7,224,733	$13,984,265	$4,765,561	$6,416,823	$29,099,849
Total Assets	$6,438,680	$(5,690,844)	$9,493,952	$17,594,402	$21,152,205	$(10,554,099)	$38,434,296
Intercompany payable	$1,095,872	$-	$7,632,749	$4,060,036	$-	$(12,788,657)	$-
Total Liabilities	$1,095,872	$-	$1,075,811	$31,703,387	$9,385,688	$(16,840,818)	$26,419,940
Total Shareholders’ Equity (Deficit)	$5,342,808	$(5,690,844)	$8,418,141	$(14,108,985)	$11,766,517	$6,286,719	$12,014,356
Total Liabilities and Shareholders’ Equity (Deficit)	$6,438,680	$(5,690,844)	$9,493,952	$17,594,402	$21,152,205	$(10,554,099)	$38,434,296

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2025
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family and its subsidiary (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Net cash (used in) provided by operating activities	$(255,606)	$-	$(4,032,339)	$(253,768)	$7,406,580	$-	$2,864,867
Net cash used in investing activities	$(36,667,534)	$-	$(11,932,217)	$(4,341)	$(1,505,101)	$4,289,741	$(45,819,452)
Net cash provided by financing activities	$36,910,134	$-	$4,753,639	$236,341	$1,474,758	$(4,289,741)	$39,085,131

	For the Year Ended December 31, 2024
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Net cash (used in) provided by operating activities	$(36,123)	$-	$(5,782,130)	$(1,017,590)	$10,373,881	$-	$3,538,038
Net cash (used in) provided by investing activities	$(5,916,565)	$-	$1,922,774	$1,394,709	$(489,361)	$4,997,903	$1,909,460
Net cash provided by (used in) financing activities	$5,938,994	$-	$3,832,063	$(831,236)	$1,408,828	$(4,997,903)	$5,350,746

	For the Year Ended December 31, 2023
	Chanson International (Cayman Islands)	Subsidiaries (British Virgin Islands/ Hong Kong)	Xinjiang United Family (PRC)	Xinjiang United Family’s Subsidiaries (USA)	VIEs (PRC)	Eliminations	Consolidated Total

Net cash (used in) provided by operating activities	$-	$-	$(1,345,862)	$(2,476,288)	$868,297	$-	$(2,953,853)
Net cash used in investing activities	$(12,000,100)	$-	$(99,784)	$(1,776,975)	$(586,657)	$4,000,100	$(10,463,416)
Net cash provided by (used in) financing activities	$12,030,369	$-	$960,974	$4,693,811	$(1,626,029)	$(4,000,100)	$12,059,025

ROLL-FORWARD OF INVESTMENT IN SUBSIDIARIES AND VIES

Balance, December 31, 2023	$(6,202,086)
Comprehensive loss for the year	(37,073)
Balance, December 31, 2024	$(6,239,159)
Comprehensive loss for the year	(117,161)
Balance, December 31, 2025	$(6,356,320)

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

A substantial part of our current revenue and net income are derived from the UFG Entities. We do not have an ownership interest in any of the UFG Entities. 43 of the UFG Entities are owned by the Chairman, Mr. Gang Li, 4 of the entities are owned by Ms. Hui Wang, the Marketing Director of Xinjiang United Family, 4 of the entities are owned by Mr. Peng Chen, and 2 of the entities are owned by Ms. Xiaoli Zhao For accounting purposes, our wholly owned subsidiary directs the activities and receives the economic benefits of the VIEs through the VIE Agreements, which enable us to consolidate the financial results of the VIEs in our consolidated financial statements under U.S. GAAP. The VIE Agreements, however, may not be as effective in providing us with the necessary control over each UFG Entity and its operations. Any deficiency in the VIE Agreements may result in our loss of control over the management and operations of the UFG Entities, which will result in a significant loss in the value of an investment in our Company. We rely on contractual rights through the VIE Agreements to control management of the UFG Entities, which exposes us to the risk of potential breach of contract by the UFG Operators. In addition, it may be difficult for us to change our corporate structure if such UFG Operators refuse to cooperate with us.

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

PRC laws and regulations emphasize the requirement of an arm’s length basis for transfer pricing arrangements between related parties. The laws and regulations also require enterprises with related party transactions to prepare transfer pricing documentation to demonstrate the basis for determining pricing, the computation methodology, and detailed explanations. Related party arrangements and transactions may be subject to challenge or tax inspection by the PRC tax authorities.

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

Our shareholder has potential conflicts of interest with our Company which may adversely affect our business.

Mr. Gang Li is our shareholder and Chairman of the Company while 43 of the UFG Entities are owned by Mr. Gang Li as of the date of this annual report,. Given his significant interest in our Company, there is a risk that when conflicts of interest arise, Mr. Gang Li will not act completely in the best interests of our shareholders (as opposed to his personal interest) or that conflicts of interests will be resolved in our favor. For example, he may determine that it is in UFG’s interests to sever the VIE Agreements with us, irrespective of the effect such action may have on us. Mr. Gang Li has acted as guarantor for certain loans of Xinjiang United Family, which may create conflicts of interest with our Company. In addition, he could violate his fiduciary duties by diverting business opportunities from us to others, thereby affecting the amount of payment UFG is obligated to remit to us under the consulting services agreements.

Our board of directors is comprised of a majority of independent directors. These independent directors may be in a position to deter and counteract the actions of our officers or non-independent directors (including, potentially, Mr. Gang Li) that are against our interests. We cannot, however, give any assurance as to how the independent directors will act in any given circumstance. Further, if we or the independent directors cannot resolve any conflicts of interest between us and those of our officers and directors who are management members of our affiliated companies in the PRC, we would have to rely on legal proceedings, which could result in the disruption of our business.

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

We are a holding company and during the years ended December 31, 2025, 2024 and 2023, approximately 56%, 62%, and 54%, of our revenue was derived from the UFG Entities, respectively. As a result, we currently rely for our revenue on dividends payments from Xinjiang United Family after it receives payments from the UFG Entities pursuant to the exclusive service agreements. The term of the exclusive service agreement is 10 years, unless terminated earlier by Xinjiang United Family with a 30-day prior notice. UFG does not have the right to terminate that agreement unilaterally. The agreement would renew automatically by 10 years after expiration, with no limit on times of renewal. Because neither we nor our subsidiaries own equity interests of UFG, the termination of the exclusive service agreement would sever our ability to continue receiving payments from the UFG Entities under our current holding company structure. While we are currently not aware of any event or reason that may cause the exclusive service agreement to terminate, such an event or reason may occur in the future. In the event that the exclusive service agreements are terminated, this may have a severe and detrimental effect on our continuing business viability under our current corporate structure, which, in turn, may affect the value of your investment.

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

On September 24, 2024, the State Council promulgated the Regulation on Network Data Security Management, and became effective on January 1, 2025. According to the above regulations, network data processors conducting network data processing activities that may affect or potentially affect national security shall conduct national security reviews in accordance with national regulations.

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

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirements in the future. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Mergers & Acquisitions and Overseas Listings.”

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

Our prior auditor from September 29, 2022 to July 9, 2023, Marcum Asia CPAs LLP (“Marcum Asia”), had been inspected by the PCAOB on a regular basis in the audit period, and our current auditor, Assentsure PAC (“Assentsure”), as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Assentsure is headquartered in Singapore, and is inspected by the PCAOB on a regular basis. None of Marcum Asia, or Assentsure is subject to the determinations issued by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our offerings and we cannot assure you whether the national securities exchange or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. In addition, the HFCA Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within three years, may result in the delisting of our Company or prohibition of trading in our Class A Ordinary Shares in the future if the PCAOB is unable to inspect our accounting firm at such future time. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

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

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a tax resident enterprise of the PRC for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “-Under the EIT Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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

The operations of the PRC Stores are subject to extensive legal and regulatory requirements. They are required to hold a number of licenses and permits in connection with their operations, principally including food production permits and food business permits, before commencement of operations. Failure to obtain such permits or loss of or failure to renew them would be in violation of applicable laws and regulations. If the PRC Stores are found to be in violation of applicable laws and regulations, they could be subject to administrative punishment, including fines, injunctions, asset seizures as well as compulsory suspension of business, any of which could have a material adverse effect on their business, financial condition, results of operations, and prospects. As of the date of this annual report, except one UFG Entity which is applying for the food business permit, all other remaining UFG Entities and branches of Xinjiang United Family have obtained the food business permit, though some of them did not have the food business permits at the time of opening. The failure of these entities to have the food business permit at the time of opening may subject us to fines or other penalties such as income confiscation, although we have not received any notice of warning or been subject to penalties or other penalties from the relevant governmental authorities regarding conducting our business without the above-mentioned permits. The UFG Entities will file renewal requests 30 business days prior to the expiration date of those permits. In general, as long as a business entity operates legally and is in good standing, its renewal request will be approved. The UFG Entities will make their best effort to renew the permits described above but we cannot assure you that they will be able to renew such permits or they will not be subject to any penalties in the future. See “Item 4. Information on the Company-B. Business Overview-Regulations-PRC Regulations-Regulations on Food Production and Food Business Operation-Food Production Permit and Food Business Permit.”

Article 45 of the Environmental Protection Law of the People’s Republic of China stipulates that enterprises, institutions, and other producers and operators that implement pollution discharge permit management in China shall discharge pollutants in accordance with the requirements of the pollution discharge license. Based on the situation of the central factory of the PRC Stores, as well as their production equipment and production process, at least a sewage registration is required. As of the date of this annual report, Xinjiang United Family has completed the sewage registration and obtained the sewage registration receipt. See “Item 4. Information on the Company-B. Business Overview-Regulations-PRC Regulations-Regulations on Food Production and Food Business Operation-Pollutant Discharge Permit.”

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

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees. For more details, please see “Item 4. Information on the Company-B. Business Overview-Regulations-PRC Regulations-Regulations on Employment and Social Welfare-Social Insurance and Housing Fund.” Our PRC subsidiary, Xinjiang United Family, and the VIEs have not made adequate social insurance and housing fund contributions for all employees. Xinjiang United Family and the VIEs may be required to make up the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. With respect to housing fund plans, Xinjiang United Family may be required to pay and deposit housing funds in full and on time within the prescribed time limit. If Xinjiang United Family fails to do so, relevant authorities could file applications to competent courts for compulsory enforcement of payment and deposit.

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

Under PRC laws and regulations, we are permitted to utilize the proceeds from our offerings to fund our PRC subsidiary by making loans to or additional capital contributions to our PRC subsidiary, subject to applicable government registration, statutory limitations on amount, and approval requirements. As of the date of this annual report, the amount of capital contributions that we have made to Xinjiang United Family is RMB34.0 million (approximately $4.7 million). Xinjiang United Family may increase its registered capital to receive additional capital contributions from us and currently there is no statutory limit to increasing its registered capital, subject to satisfaction of applicable government and filing requirements. Pursuant to relevant PRC regulations, we may provide loans to Xinjiang United Family up to the larger amount of (i) the balance between the registered total investment amount and registered capital of Xinjiang United Family, or (ii) twice the amount of the net assets of Xinjiang United Family calculated in accordance with the People’s Bank of China Circular 9, subject to satisfaction of applicable government registration or approval requirements. For any amount of loans that we may extend to Xinjiang United Family, such loans must be registered with the local counterpart of SAFE. For more details, see “Item 4. Information on the Company-B. Business Overview-Regulations-PRC Regulations-Regulations on Foreign Exchange.” These PRC laws and regulations may significantly limit our ability to use RMB converted from the net proceeds of our offerings to fund the establishment of new entities in China by our PRC subsidiary or to invest in or acquire any other PRC companies through our PRC subsidiary. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our business, including our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of RMB to the U.S. dollar, and RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between RMB and the U.S. dollar remained within a narrow band. Since June 2010, RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right and decided that with effect from October 1, 2016, RMB was determined to be a freely usable currency and would be included in the Special Drawing Right basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen, and the British pound. In 2023, RMB depreciated approximately 2.6% against the U.S. dollar. In 2024, the RMB appreciated by approximately 5% against the U.S. dollar. In 2025, the RMB appreciated approximately 4.2% against the U.S. dollars. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future. Since we own and operate stores both in the PRC and the U.S., the fluctuations in exchange rates would have a negative effect on our business and results of operations and financial condition.

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

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiary, Xinjiang United Family, to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its respective registered capital. Our PRC subsidiary may also allocate a portion of its respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitations on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

As of the date of this annual report, the operations of our PRC subsidiary and the VIEs are geographically limited to two cities in Xinjiang, and 3 of the 63 PRC Stores are located in Urumqi, the capital city of Xinjiang. The PRC Stores derived 98.7%, 98.2% and 96.6% of their revenue from stores in Urumqi in the years ended December 31, 2025, 2024, and 2023, respectively. In addition, the U.S. Stores’ current operations are limited to New York City. The operating entities’ future growth will depend on the growth and stability of the economy of Xinjiang, especially in Urumqi, and New York City. An economic downturn of Xinjiang or New York City or the implementation of provincial or local policies unfavorable to bakery industry may cause a decrease in the demand for the operating entities’ products and could have a negative impact on their profitability and business.

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

The operating entities rely on their information technology systems, in particular the Enterprise Resource Planning management information system (the “ERP System”) in the PRC Stores, for various services related to inventory management, production, product transportation, point of sales, and accounting and financial management. The operating entities’ performance depends on the availability of accurate and timely data and other information from key software applications to aid day-to-day business and decision-making processes. The operating entities may be adversely affected if their controls designed to manage information technology operational risks fail to contain such risks. If the operating entities do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain the related automated and manual control processes, they could be subject to adverse effects including billing and collection errors, business disruptions, in particular concerning their manufacturing and logistics functions, and security breaches. Any disruption caused by failings in their information technology infrastructure equipment or communication networks, could delay or otherwise impact their day-to-day business and decision-making processes and negatively impact their performance. In addition, the operating entities are reliant on third parties to service parts of their IT infrastructure. Failure on their part to provide good and timely service may have an adverse impact on the operating entities’ information technology network. Furthermore, the operating entities do not control the facilities or operations of their suppliers. An interruption of operations at any of their facilities or any failure by them to deliver on their contractual commitments may have an adverse effect on the operating entities’ business, financial condition, and results of operations.

Data security breaches and attempts thereof could negatively affect the operating entities’ reputation, credibility, and business.

The operating entities collect and store personal information relating to their customers and employees, including their personal identifiable information, and rely on third parties for the various social media tools and websites the operating entities use as part of their marketing strategy. Customers are increasingly concerned over the security of personal information transmitted over the Internet (or through other mechanisms), consumer identity theft, and user privacy. Any perceived, attempted, or actual unauthorized disclosure of personally identifiable information regarding the operating entities’ employees, customers, or website visitors could harm their reputation and credibility, reduce their e-commerce sales, impair their ability to attract website visitors, reduce their ability to attract and retain customers, and could result in litigation against the operating entities or the imposition of significant fines or penalties. We cannot assure you that any of the operating entities’ third-party service providers with access to such personally identifiable information will maintain policies and practices regarding data privacy and security in compliance with all applicable laws, or that they will not experience data security breaches or attempts thereof which could have a corresponding adverse effect on the operating entities’ business.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended December 31, 2025, 2024, and 2023, we have identified a material weakness in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weakness identified was that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules. See “Item 15. Controls and Procedures.” Our management is currently in the process of implementing the steps necessary to remediate the material weakness. Measures that we implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025. This could adversely affect the market price of our Class A Ordinary Shares due to a loss of investor confidence in the reliability of our reporting processes.

The dual class structure of our Ordinary Shares has the effect of concentrating voting control with Mr. Gang Li, our Chairman, and his interest may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 50 votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of the date of this annual report, Mr. Gang Li, our Chairman, beneficially owns 33,750, or approximately 0.06% of our issued Class A Ordinary Shares, and 70,875, or 100%, of our issued Class B Ordinary Shares, representing approximately 5.72% of the voting rights in our Company. As a result, Mr. Gang Li has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

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

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of 58,957,905 Class A Ordinary Shares are outstanding as of the date of this annual report. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

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

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently are deemed as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

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

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. We have followed, and intend to continue to follow, home country practice in lieu of the requirements under Nasdaq listing rules with respect to shareholder approval in connection with the types of issuances contemplated within this disclosure.

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

On March 10, 2025, we received a notice from the Listing Qualifications Department of Nasdaq notifying the Company that based upon the closing bid price of the Class A Ordinary Shares of the Company for the last 30 consecutive business days, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2) to maintain a minimum bid price of $1 per share. Nasdaq has provided the Company with a 180 calendar days compliance period, or until September 8, 2025, in which to regain compliance with Nasdaq continued listing requirement. We regained compliance with the minimum bid price requirement after implementing an 80 for 1 share consolidation.

If the Nasdaq Capital Market delists our securities from trading because of possible non-compliance with Nasdaq continued listing requirement in the future, we could face significant consequences, including:

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting within 21 clear days’ from the date of receipt of a requisition. If our directors fail to call a properly requisitioned meeting, the requisitioners or any of them may call a general meeting within three months after the end of that period. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice of any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

If we are classified as a PFIC, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which procedures passive income or which are held for the production of passive income is at least 50%.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information-E. Taxation-United States Federal Income Taxation-PFIC Consequences.”

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

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Capital Expenditures.”

On March 13, 2026, the Registrar of Companies of the Cayman Islands approved a share capital reduction and reorganisation, as a result of which the par value of the Class A Ordinary Shares and Class B Ordinary Shares was reduced from US$0.08 to US$0.0001 and the Company’s authorized share capital is US$412,500 divided into 4,110,000,000 Class A Ordinary Shares of US$0.0001 par value each and 15,000,000 Class B Ordinary Shares of US$0.0001 par value each.

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

The PRC Stores are a bakery chain consisting of 63 stores operated by Xinjiang United Family and the VIEs, under the “George●Chanson” brand in Xinjiang, and the U.S. Stores, which consist of three stores in the U.S., sell their products in New York City. Selling through directly-operated stores, instead of franchise stores, allows the operating entities to run their entire operation more efficiently and to exercise greater control over the quality of products and the presentation of their brand, and to better manage customer experience in the stores. The current customer base of the PRC Stores and the U.S. Stores consists of both individual and corporate customers. To expand their customer base, the PRC Stores and the U.S. Stores have developed a variety of marketing and sale strategies, such as increasing their presence on social media platforms, devising pricing and discounting programs, and improving customer in-store experience.

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

As of December 31, 2025, the PRC Stores had more than 1,246 types of bakery products, seasonal products and beverage products on sale, including over 153 types of new products introduced to the market since January 1, 2025, and the U.S. Stores had 53 types of eat-in menu items and bakery products on sale, including 23 types of new products introduced to the market since January 1, 2025. The PRC Stores and the U.S. Stores also offer a large number of beverage products.

For the years ended December 31, 2025, 2024, and 2023, we had total revenue of $18,268,894, $18,227,537, and $17,252,662, respectively, and net income of $187,540, net income of $756,285 and net income of $33,588, respectively. The PRC Stores accounted for 89.5%, 88.5%, and 82.9% of our total revenue for those fiscal years, respectively, and the U.S. Stores accounted for 10.5%, 11.5%, and 17.1%, respectively.

The PRC Stores primarily generate revenue through sale of bakery products, seasonal products, and beverage products. For the years ended December 31, 2025, 2024, and 2023, revenue derived from sale of bakery products accounted for 89.4%, 91.6%, and 87.6% of the PRC Stores’ revenue, respectively, revenue derived from sale of seasonal products accounted for 9.1%, 6.1%, 9.1%, respectively, and revenue derived from sale of beverage products accounted for 1.5%, 2.3%, and 3.3%, respectively.

The U.S. Stores primarily generate revenue through offering eat-in services and sale of bakery products and beverage products. For the years ended December 31, 2025, 2024, and 2023, revenue derived from offering eat-in services accounted for 8.3%, 14.5%, and 27.0% of the U.S. Stores’ revenue, respectively, revenue derived from sale of bakery products accounted for 13.2%, 24.3%, and 15.1%, respectively, and revenue derived from sale of beverage products accounted for 78.5%, 61.2%, and 57.9%, respectively.

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

Advanced Industry Research and Constant Product Innovation

With a successful history of developing new products based on customer demand and market trends, the PRC Stores and the U.S. Stores focus on constant innovation to improve the taste, texture, formula, and packaging of their products, which has enabled them to introduce new products periodically. The PRC Stores and the U.S. Stores keep separate product lines. As of December 31, 2025, the PRC Stores had introduced over 153 types of new products and the U.S. Stores had introduced 23 types of new products since January 1, 2025. The PRC Stores and the U.S. Stores typically evaluate the profitability of their products annually or semi-annually by considering factors such as cost of revenue increases and competitive pricing strategies. They have historically been able to terminate less profitable products, and launch similar new products and refine their product formulas to enhance existing products with higher prices to cover higher ingredient costs.

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

Advantageous Information Management System

To maximize their operation efficiency and distribute their resources based on a data-centric principle, the PRC Stores have adopted the ERP System in their stores and central factory. The ERP System is a business process management software for managing business and automating back office functions related to technology, services, and human resources. The ERP System integrates data collected from every critical aspect of the PRC Stores’ production and sale process and facilitates a convenient data exchange process among the management office, the central factory and PRC Stores, and other distributors. Through the ERP System, the PRC Stores are able to locate and verify details of all the processed transactions in the stores and even determine the cost of every single kind of product. The U.S. Stores have not adopted and currently have no plan to adopt the ERP System, since operations of the stores are not as complex as those of the PRC Stores.

Well-Developed Distribution Network in Xinjiang

The PRC Stores highly value the development of their distribution network. With years of experience in marketing and selling products in the food industry in Xinjiang, the PRC Stores have adopted a core strategy that focuses on developing a network of stores and supplementing the network with other distribution channels. As of the date of this annual report, the PRC Stores consist of 63 stores in two well-developed cities of Xinjiang, namely Urumqi and Changji. The relatively low labor cost in Xinjiang and the PRC Stores’ long-term, sustainable business relationships with established local supermarkets that enjoy high levels of brand loyalty, such as Youhao Supermarket and Huijia Supermarkets, strengthen their power to control front-end product sales, prepare them with a solid foundation to explore new market opportunities, and improve their operation efficiency. The PRC Stores also sell products through third-party online food ordering platforms. To maintain a close connection between the point of sale of each distribution channel and their production team, the PRC Stores primarily use their own transportation team to transport products. Third-party companies sometimes provide ancillary logistic support. The PRC stores have designed and effectively implemented various marketing strategies in their distribution network in Xinjiang to introduce new products and promote marketing campaigns within short periods of time.

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

Increase Brand Awareness

The PRC Stores and the U.S. Stores will continue to increase customer awareness and excitement for the “George●Chanson,” “Patisserie Chanson,” and “Chanson” brands and drive customer loyalty through their marketing efforts, social media presence, continued store expansion, and growing e-commerce sales. Their marketing programs are designed to develop and foster a personal connection with the community and position Chanson as a high-quality, community-conscious brand that provides healthy, nutritious, and ready-to-eat food. The PRC Stores and the U.S. Stores will also continue to leverage their growing social media presence to increase their online sales and drive additional store visits within existing and new markets. The U.S. Stores see a significant opportunity to increase their brand visibility in the New York City market, which will be a key area of focus in their marketing strategy going forward.

The PRC Stores

Products

As of December 31, 2025, the PRC Stores had more than 1,246 types of bakery products, seasonal products and beverage products on sale, including over 153 types of new products introduced to the market since January 1, 2025. Bakery products of the PRC Stores include packaged bakery products (cakes, bread, and snacks), birthday cakes, and made-in-store pastries. The bestselling bakery products are little puffs, chocolate cakes, cheesecakes, whole-wheat bread, multigrain bread, original-flavor cookies, amber-walnut cookies, seven-inch fruit cakes, croissants, and almond pudding. Seasonal products of the PRC Stores include mooncakes and zongzi (sticky-rice ball stuffed with different fillings and wrapped in bamboo leaves). The bestselling seasonal products are red-bean flavored mooncakes, sweet-date flavored zongzi, and flower flavored zongzi. Beverage products of the PRC Stores include store-made beverages and juice products. The bestselling beverage products are Americano, latte, coconut latte, oatmeal latte, cappuccino, and orange flavored tea and lemon flavored tea.

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

Product transportation to the PRC Stores is carried out by their own transportation team. As of December 31, 2025, their transportation team had the capacity of transporting an aggregate of 22 tons of goods per transition. Depending on product features, the PRC Stores’ products are shipped at either room temperature, which is suitable for products that can be preserved at room temperature, or through cold-chain transportation, which is applied to semi-finished products such as frozen dough and desserts. The PRC Stores’ -32.8 degree Fahrenheit large freezer and their 323 square feet cold-storage facilities can adequately house the operation of cold-chain transportation.

Distribution Channels

PRC Stores

The PRC Stores consist of 63 stores in two cities of Xinjiang, namely Urumqi and Changji. Instead of franchising, our PRC subsidiary and the VIEs directly operate all of the PRC Stores because it allows them to exercise greater control over product quality, front-end sales, customer service quality, and overall shopping environment. This model also makes it easier to initiate transparent communication between our central management team and employees at the PRC Stores and to more efficiently manage our entire business operation in the PRC through the ERP System. Our subsidiary and the VIEs plan to continue operating the PRC Stores directly in the foreseeable future.

Digital Platforms

The PRC Stores operate an online store that is linked to the official account of the PRC Stores on WeChat and focuses on selling cakes. For the year ended December 31, 2025, the product sales made through the online store of the PRC Stores accounted for approximately 0.19% of their total sales.

The PRC Stores list their bakery products on third-party online food ordering platforms such as Meituan-Dianping. Customers can order through these platforms, and pick up the bakery products ordered at the PRC Stores or have them delivered by the carriers of these platforms. For the years ended December 31, 2025, 2024, and 2023, the sales made through these third-party platforms accounted for approximately 16.62%, 8.26%, and 6.69% of our total sales, respectively.

Store Experience

Approximately 30 of the PRC Stores have seats, with an average capacity of approximately 5-10 guests. For further details on the size of each PRC Store, see “-Properties-Properties in the PRC.” The PRC Stores are generally open from 10:00 a.m. to 10:30 p.m. daily during the summer and from 10:30 a.m. to 11:00 p.m. during the winter, and benefit from a balanced sales mix across operating hours.

Membership and Customers

The PRC Stores issue free membership cards that are rechargeable with cash in stores to encourage higher spending by customers and strengthen their loyalty to the PRC Stores’ brand. Both corporate and individual customers can get membership cards, add money onto the cards, and use them to purchase products in the PRC Stores. By using these membership cards, customers will enjoy benefits such as free cash vouchers that can be used to purchase products of the PRC Stores and 12% off original prices of all products on member day each week. Once a customer adds at least RMB200 (approximately $29) to a new membership card, the customer is counted as a member of the PRC Stores. As of December 31, 2025, the PRC Stores had approximately 779,948 members. For the years ended December 31, 2025, 2024, and 2023, the sales to members collectively accounted for 43.3%, 49.40%, and 51.47% of our total sales, respectively.

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

The PRC Stores also potentially compete with bakery product manufacturers, such as Grupo Bimbo, S.A.B. de C.V., and Toly Bread Co., and bakery chain stores, such as Paris Baguette from Korea, Yamazaki Baking from Japan, and Holiland and Wedome, both of which are PRC based. Although none of the above enterprises have built a dominating presence in Xinjiang, the PRC Stores anticipate to directly compete with them when the PRC Stores expand to other regional markets in the PRC in the future.

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

Products

The U.S. Stores currently offer 53 types of eat-in menu items and bakery products, together with a large number of beverage products. The U.S. Stores make these products in the kitchen or bar of the store and serve them to eat-in customers or sell them in store. The U.S. Stores’ eat-in menu includes sandwiches, éclairs, tarts, cakes, cookies, croissants, and pastries. Their bestselling menu items include Jambon Eggs & Cheese, Tomato Soup & Grilled Cheese, and Crème Brûlée French Toast. The U.S. Stores’ selection of cakes, cookies, éclairs, tarts, bread, croissants, and pastries is now curated in partnership with premium outside purveyors, following the elimination of our in-house bakery and pastry teams. Their bestselling bakery products include Croissant au Beurre, Pain au Chocolat, and Almond Croissant. The U.S. Stores’ beverage products include coffee, tea, juice, soda, and cocktails, with the recent addition of mimosas and signature cocktails. Their bestselling beverage products include latte, cappuccino, and americano.

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

For further details on the U.S. Stores, see “-Properties-Properties in the U.S.”

Dining and Shopping Experience

The U.S. Stores offer a variety of dining and purchasing options. Customers can either grab their bakery products and beverage products for take-out or take a seat and stay longer for a relaxed and enjoyable eat-in experience. Chanson 23rd Street is currently providing indoor dining and delivery and pickup services from 8 a.m. to 5 p.m. from Tuesday to Sunday, and its bar is open from 6 p.m. to 2 a.m. from Tuesday to Sunday. Chanson 3rd Avenue is currently selling bakery and beverage products and provides delivery and pickup services from 8 a.m. to 6 p.m. from Tuesday to Sunday. Chanson Broadway is currently selling bakery and beverage products and provide delivery and pickup services from 8 a.m. to 6 p.m. from Tuesday to Sunday.

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

Revenue derived from delivery, pickup, and catering services accounted for 10.8%, 13.2%, and 15.2% of the total revenue of the U.S. Stores for the years ended December 31, 2025, 2024, and 2023, respectively.

Customers

Substantially all of sales of the U.S. Stores are to individual customers and the U.S. Stores also supply bread and desserts to corporate customers, including coffee shops and cafes in New York City. The U.S. Stores generated 83.78%, 99.85%, and 100% of their revenue from sales to individual customers and 16.22%, 0.15%, and 0% from sales to corporate customers during the years ended December 31, 2025, 2024, and 2023, respectively.

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

The PRC Stores enter into supply agreements in the ordinary course of business with their suppliers, pursuant to a form of supply agreement typically for a one-year term. For some raw materials, such as butter, the suppliers provide a certain quantity of raw materials at a fixed price and deliver them separately based upon the needs of the PRC Stores; for other raw materials, such as eggs, the suppliers provide raw materials at prices determined when the PRC Stores place their orders. If the price of certain imported raw material is expected to rise, suppliers will provide a written notice to the PRC Stores at least one month in advance and the PRC Stores will then decide whether to order additional raw materials before the price increases. Suppliers deliver to the central factory of the PRC Stores approximately twice per week on Mondays and Fridays. After suppliers deliver, the payment per order is calculated based on the actual number of qualified products that meet the PRC Stores’ verification standards. Usually, the PRC Stores are given one to three months to complete the payment per order. Top suppliers of the PRC Stores during the year ended December 31, 2025 were Urumqi Zhixin Jiamei Commerce and Trade Co., Ltd. and Urumqi Yuxin Jiayuan Commerce and Trade Co., Ltd. Their supply constituted 10.6% and 8.7% of the PRC Stores’ total raw materials in terms of monetary value in that fiscal year, respectively. Top suppliers of the PRC Stores during the year ended December 31, 2024 were Urumqi Junxin Hongye Commerce and Trade Co., Ltd., Urumqi Zhixin Jiamei Commerce and Trade Co., Ltd., and Xinjiang Zhicheng Dingli Commerce and Trade Co., Ltd. Their supply constituted 15.30%, 14.02% and 9.10% of the PRC Stores’ total raw materials in terms of monetary value in that fiscal year, respectively. Top suppliers of the PRC Stores during the year ended December 31, 2023 were Urumqi Yuxin Jiayuan Commerce and Trade Co., Ltd., Urumqi Junxin Hongye Commerce and Trade Co., Ltd., Xinjiang Meishifu Food Co., Ltd. (“Meishifu”), and Pengcheng Fruit Company. Their supply constituted 11.93%, 6.85%, 6.27%, and 6.05% of the PRC Stores’ total raw materials in terms of monetary value in that fiscal year, respectively.

The U.S. Stores order raw materials from suppliers based on their needs, instead of entering into long-term supply agreements with their suppliers. The U.S. Stores are able to ensure consistent delivery and competitive pricing because of their long-term business relationships with these suppliers. Suppliers of sugar and flour deliver to the U.S. Stores weekly and suppliers of vegetables and fruits do so daily. Top suppliers of the U.S. Stores during the year ended December 31, 2025 were Baldor Specialty Foods Inc, Pain D Avignon and Anntremet Cake. Their supply constituted 16.11%, 13.87% and 12.51% of the U.S. Stores’ total raw materials in terms of monetary value in that fiscal year, respectively. Top suppliers of the U.S. Stores during the year ended December 31, 2024 were Baldor Specialty Foods Inc, Pain D Avignon and Éclair. Their supply constituted 17.983%,15.65% and 18.33%% of the U.S. Stores’ total raw materials in terms of monetary value in that fiscal year, respectively. Top suppliers of the U.S. Stores during the year ended December 31, 2023 were Baldor Specialty Foods, Inc. (“Baldor”), Southern Glazers of NY Metro, and The Chefs’ Warehouse. Their supply constituted 28%, 12%, and 13% of the U.S. Stores’ total raw materials in terms of monetary value in that fiscal year, respectively.

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

During the actual production, the PRC Stores and the U.S. Stores have designed and applied rigorous standards and requirements to oversee product formulas, product craftsmanship, and production process. They also regularly organize mandatory firm-wide trainings to teach their employees appropriate ways of applying food safety measures in different scenarios and to enhance awareness and understanding of food safety as a whole. Without the approval of training managers, employees cannot work on production lines or in kitchens. The quality-control team of the PRC Stores and the U.S. Stores also analyze production sectors that may influence product quality and safety, formulating corresponding methods to prevent potential negative effects. Before transporting or selling their products, the PRC Stores and the U.S. Stores conduct strict final examination on those products according to food industry standards to ensure that their products have high quality and are safe to consume.

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

●	For packaged bakery products, the PRC Stores generally adopt a sale-history based method to estimate production quota because it allows the PRC Stores to effectively address the short-lived feature of bakery products, to ensure their customers are presented with fresh bakery products, to maintain flexibility in production planning, and to strengthen their ability to effectively reduce inventory; and

●	For their made-in-store pastries and birthday cakes, the PRC Stores alternatively adopt a method that combines sale-history based quota estimation and in-time demand. In addition to delivering a certain number of semi-finished products to the stores, the PRC Stores also deliver raw materials to the stores, so store employees can make extra cakes or further decorate delivered cakes if there is excessive or special customer demand on a particular day.

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

On a periodic basis, the PRC Stores and the U.S. Stores design and execute discounting strategies to stimulate sales. The PRC Stores and the U.S. Stores have effectively adopted a number of discounting strategies, including: in the PRC Stores, (i) a member day on which members enjoy 12% off original prices of all products each week, (ii) discounting activities on third-party online food ordering platforms, and (iii) discounting benefits enjoyable only through using credit cards issued by Shanghai Pudong Development Bank Co., Ltd; in Chanson 23rd Street, (i) Seasonal Combo ($16) : Any Sandwich + Any Hot Barista Drink + Any Macaron (1 piece), (ii) 50% off on all desserts after 3 p.m. on Wednesday, Friday and Sunday to help reduce waste and increase foot traffic, and (iii) 20% off on the first catering order, (iv) discounts to employees of nearby corporations and (v) 20% off first catering order if order through the Patisserie Chanson App.

Social Media

The PRC Stores and the U.S. Stores enhance publicity of their products and the effectiveness of their other marketing strategies on major Chinese and U.S. social media platforms and their own websites.

The PRC Stores operate official accounts on WeChat, Weibo, and Douyin, which had an aggregate of over 87,000 followers as of December 31, 2025, and regularly post information of their new products, discounting activities, and brand development there.

The U.S. Stores operate ten official accounts across different brands and social media platforms (Instagram, Facebook & TikTok), which had over 31,200 followers in total, as of December 31, 2025. Overall impressions across all social media platforms have consistently averaged 300,000 per month throughout. The U.S. Stores regularly post pictures and short videos of their stores and products with detailed information about their new products and promotion activities to attract potential customers and promote their image as a modern European-style café and eatery.

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

On June 30, 2021, Xinjiang United Family entered into a lease agreement for approximately 54,638 square feet of building space for the central factory. The term of the lease agreement is from June 15, 2021 to June 14, 2031, unless otherwise terminated by either party. Xinjiang United Family is required to notify the landlord in advance within 90 days prior to the end of the lease term if it would like to renew the lease agreement. The central factory is designed to have an annual production capacity of bakery products, seasonal products, and beverage products worth (on the raw cost basis) RMB150 million. We have put the bakery production line of the central factory int operation. The investment budget for the bakery production line of the central factory is approximately RMB16.1 million (approximately $2.2 million) after VAT deduction. As of December 31, 2025, we had spent approximately RMB15.9 million (approximately $2.18 million), and the future minimum expenditure is estimated to be RMB200,000 (approximately $29,320). Xinjiang United Family plans to use cash flow from the operations of the PRC Stores to fund the future construction. For additional information on our past and expected capital expenditures on the central factory, see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources.”

Our PRC subsidiary and the VIEs currently operate 63 stores in Xinjiang. Our PRC subsidiary and the VIEs lease all these store spaces from third-party individuals and corporations, except that the store space of Wenhua is provided by Urumqi Plastic Surgery Hospital Co., Ltd., pursuant to a Premises Use Agreement and a Supplemental Agreement without charge.

The following table shows the information of the 63 PRC Stores and three U.S. Stores in operation as of the date of this annual report:

	Legal Name of Entity	Commercial Name	Nature of Entity
1	Urumqi Midong District George Chanson Bakery	Midong	Part of UFG – owned 100% by Mr. Gang Li and operated under VIE agreements among Mr. Gang Li, this entity, and Xinjiang United Family
2	Shayibake District Yining Rd. George Chanson Bakery	Dehui Wanda	Same as above
3	Changji George Chanson Bakery	Changji Huijia	Same as above
4	Tianshan District Xinhua North Rd. George Chanson Bakery	Hongshan	Same as above
5	Tianshan District Xinmin Rd. George Chanson Bakery	Beimen	Same as above
6	Tianshan District Minzhu Rd. George Chanson Bakery	Minzhu	Same as above
7	Tianshan District Jianquan No.3 Rd. George Chanson Bakery	Riyue Xingguang	Same as above
8	Tianshan District Jiefang North Rd. George Chanson Bakery	Wanyancheng	Same as above
9	Urumqi Economics and Technology Development District George Chanson Bakery on Kashi West Rd.	Huarun Wanjia	Same as above
10	Xinshi District Changchun South Rd. George Chanson Bakery	Changchun Road	Same as above
11	Xinshi District Beijing Middle Rd. United Family Chanson Bakery	Huijia Third Floor	Same as above
12	Xinshi District Suzhou East Rd. Chanson Bakery	Baishang	Same as above
13	Xinshi District South No.3 Rd. Chanson Bakery	Railway Bureau	Same as above
14	Urumqi Economics and Technology Development District George Chanson Bakery on Xuanwuhu Rd.	Economics Development Wanda	Same as above
15	Shayibake District Youhao South Rd. Chanson Bakery	Hongshan Lifestyle Store	Same as above
16	Shuimogou District South Nanhu Rd. George Chanson Bakery	Nanhu	Same as above
17	Xinshi District Hebei East Rd. George Chanson Bakery	Hebei Road Huarun	Same as above
18	Urumqi Toutunhe District George Chanson Bakery on Zhongya South Rd.	Degang Wanda	Same as above
19	Shayibake District Karamay West Rd. Chanson Bakery	Xinbei Yuanchun	Same as above
20	Shayibake District Qitai Rd. Hemeijia Chanson Bakery	Dehui Wangda Fourth Floor	Same as above
21	Tianshan District Qingnian Rd. Chanson Bakery	Qingnian Road Haojiaxiang	Same as above
22	Xinshi District Liyushan North Rd. Hemeijia Bakery	Vanke Jincheng Huafu	Same as above
23	Xinshi District Changchun North Rd. Chanson Bakery	Gaoxin Wanda	Same as above

24	Shayibake District Youhao North Road Chanson Coffee Bakery	Soul●Song Meimei No. 2	Same as above
25	Tianshan District Jiefang North Rd. Chanson Coffee Bakery	Soul●Song Wanyan Cheng	Same as above
26	Tianshan District Wenhua Rd. Chanson Coffee Bakery	Soul●Song Wenhua Road	Same as above
27	Tianshan District Minzhu Rd. Heimeijie Coffee and Food Store	Soul●Song Minzhu Road	Same as above
28	Tianshan District Cuiquan Rd. George Chanson Bakery	Vanke Tianshanli	Same as above
29	Tianshan District Cuiquan Rd. Coffee and Food Store	Soul●Song Vanke Tianshanli	Same as above
30	Xinshi District Changchun North Rd. Chanson Coffee and Food Store	Soul●Song Gaoxin Wanda	Same as above
31	Tianshan District Wenhua Rd. Chanson Coffee and Food Store	Soul●Song Mali Hospital	Same as above
32	Urumqi Economics and Technology Development District Toutunhe Chanson Coffee and Food Store	Soul●Song Aidi Dajiang	Same as above
33	Tianshan District Dongquan Rd. United Family Chanson Bakery	Shijie Guanjun No.1	Same as above
34	Tianshan District Dongquan Rd. United Family Bakery	Shijie Guanjun No.2	Same as above
35	Shuimogou District Wenquan North Rd. United Family Chanson Bakery	Shijie Gongyuan	Same as above
36	Xinshi District Changchun South Rd. United Family Bakery	Meiju Phase Three Store	Same as above
37	Xinshi District Changsha Rd. United Family Chanson Bakery	Zhongnan Shangyue Cheng store	Same as above
38	Xinshi District Yinbin Rd. United Family George Chanson Bakery	Laiyin Zhuangyuan Store	Same as above
39	Xinshi District Suzhou East Rd. United Family Chanson Bakery	Xinzhou City Garden Store	Same as above
40	Tianshan District Dawan South Rd. Hemeijia George Chanson Bakery	Tianshan Vanke	Same as above
41	Shuimogou District Fengxiang Street Hemeijia George Chanson Bakery	Zijin Hui	Same as above
42	Shuimogou District Fengxiang Street Hemeijia Song Coffee and Food Shop	Soul●Song Zijin Hui	Same as above
43	Xinshi District Siping Road Hemeijia George Chanson Bakery	Tongjia Peacock Mansion	Same as above
44	Shayibake District Karamay West Street George Chanson Bakery	Karamay West Street	Same as above
45	Shayibake District, Altay Road, Hemeijia George Chanson Bakery	Jiaheyuan	Same as above
46	Shayibake District, Yangtze River Road, Hemeijia Chanson Bakery	Yangtze River Road	Same as above
47	Xinshi District Hebei East Road George Chanson Hemeijia Bakery	Kangcheng Golf	Same as above

48	Tianshan District, Zhongqiao Second Alley, Meijia Song Coffee and Food Shop	Soul●Song Zhongqiao Second Alley	Same as above
49	Gaoxin District (Xinshi District) Kashi East Road Chanson Hemeijia Bakery	Wuyue Garden City	Same as above
50	Gaoxin District (Xinshi District) Kashi East Road Hemeijia Song Coffee and Food Shop	Soul●Song Wuyue Garden City	Same as above
51	Gaoxin District (Xinshi District) East Station Road Chanson Hemeijia Bakery	Dongzhan Road Four Seasons Flower City	Same as above
52	Urumqi Midong District Chanson Bakery	Midong Wuyue Plaza	Same as above
53	Gaoxin District (Xinshi District) Beijing North Road Chanson Meijia Bakery	Jiafengyuan	Same as above
54	Shuimogou District Hongguangshan Rd. Chanson Bakery	Wuyue Square	Part of UFG – owned 100% by Ms. Hui Wang and operated under agreements among Ms. Hui Wang, this entity, and Xinjiang United Family
55	Xinshi District Beijing South Rd. George Chanson Bakery	Xidan	Same as above
56	Xinjiang United Family Trading Co., Ltd. Tianshan District Chanson Bakery	Tianbai	A branch office of Xinjiang United Family
57	Xinjiang United Family Trading Co., Ltd. Chanson Bakery Urumqi Branch	Wenhua	A branch office of Xinjiang United Family
58	Xinjiang United Family Trading Co., Ltd. Urumqi Meimei Chanson Bakery	Meimei	A branch office of Xinjiang United Family
59	Xinjiang United Family Trading Co., Ltd. Coffee Bakery Branch	Meimei No.3	A branch office of Xinjiang United Family
60	Xinjiang United Family Trading Co., Ltd. Ruitai Chanson Bakery	Ruitai	A store operated by Xinjiang United Family, not a separate legal entity
61	Chanson 23rd Street LLC	Chanson 23rd Street	A wholly owned indirect subsidiary of Xinjiang United Family
62	Chanson 1293 3rd Ave LLC	Chanson 3rd Ave	Same as above.
63	Chanson 2040 Broadway LLC	Chanson Broadway	Same as above.

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

Trademarks Registered in the PRC

	Registration Number	Category	Effective Period	Trademark Logo
1	17999111	40	11/07/2016-11/06/2026

2	17999258	43	11/07/2016-11/06/2026

3	17999032	31	11/07/2016-11/06/2026

4	17999068	33	11/14/2016-11/13/2026

5	17998952	5	11/14/2016-11/13/2026

6	17998971	29	11/14/2016-11/13/2026

7	13241648	30	04/14/2015-04/13/2035

8	13241661	32	04/14/2015-04/13/2035

9	13241679	39	03/28/2015-03/27/2035

10	12911052	35	08/07/2017-08/06/2027

	Registration Number	Category	Effective Period	Trademark Logo
11	39954090	35	10/28/2020-10/27/2030

12	39954063	30	11/07/2020-11/06/2030

13	44626303	30	12/07/2020-12/06/2030

14	44629314	32	12/07/2020-12/06/2030

15	44623341	33	12/07/2020-12/06/2030

16	44639541	35	12/21/2020-12/20/2030

17	53288503	8	08/28/2021-08/27/2031

18	53317617	11	08/28/2021-08/27/2031

19	53296291	21	08/28/2021-08/27/2031

20	53302745	16	09/07/2021-09/06/2031

	Registration Number	Category	Effective Period	Trademark Logo
21	53157597	36	09/07/2021-09/06/2031

22	53310418	44	09/07/2021-09/06/2031

23	53141021	41	09/14/2021-09/13/2031

24	53140661	3	09/21/2021-09/20/2031

25	56986085	25	12/28/2021-12/27/2031

26	53129642	30	03/28/2022-03/27/2032

27	53145548	32	03/28/2022-03/27/2032

28	53145551	33	03/28/2022-03/27/2032

29	53145555	35	03/28/2022-03/27/2032

30	57960943	30	05/07/2022-05/06/2032

31	60683235	32	06/07/2022-06/06/2032

	Registration Number	Category	Effective Period	Trademark Logo
32	60681958	35	06/07/2022-06/06/2032

33	60676076	32	05/21/2022-05/20/2032

34	60707165	30	05/21/2022-05/20/2032

35	60676442	30	06/07/2022-06/06/2032

36	60707345	35	06/07/2022-06/06/2032

Trademarks Registered in the U.S.

	Registration Number	Registration Date	Trademark Logo
1	5785931	June 25, 2019	CHANSONTM

2	5768100	June 4, 2019

3	5768096	June 4, 2019

	Registration Number	Registration Date	Trademark Logo
1	5785931	June 25, 2019	CHANSONTM

2	5768100	June 4, 2019

3	5768096	June 4, 2019

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

Employees

As of December 31, 2025, 2024, and 2023, our PRC subsidiary and the VIEs had 471, 369, and 356 employees and our subsidiaries in the U.S. had 26, 36, and 54 employees, respectively. The following table sets forth the number of employees of our subsidiaries and the VIEs on December 31, 2025 by area of business:

Employees based in the PRC

Number of Employees
Management	8
Finance	18
Production and R&D	87
General and Administration	7
Logistics	15
Marketing and Sales	336
Total	471

Employees based in the U.S.

Number of Employees
Management	4
Cooking and Baking	2
Finance	1
Logistics	0
General and Administration	3
General Store Operation	16
Total	26

Employment Agreements, Non-competition, and Confidentiality

Generally, our PRC subsidiary and the VIEs enter into standard employment agreements with their officers, managers, and other employees, and our subsidiaries in the U.S. enter into at-will employment agreements with their employees. According to the non-competition and confidentiality clause in these agreements, the operating entities ask senior executives and key employees, especially those with the opportunity to deal with their trade secrets and other intellectual property, to enter into separate non-competition and confidentiality agreements with them.

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

None of the employees are currently represented by labor unions. In the year ended December 31, 2025, the operating entities did not hire any temporary employees. In general, the PRC Stores and the U.S. Stores consider their relationship with their employees to be good.

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

PRC Regulations

Regulations on Food Production and Food Business Operation

Food Safety

The Food Safety Law of the People’s Republic of China, or the “Food Safety Law,” was promulgated by the SCNPC on February 28, 2009, and amended on April 24, 2015, December 29, 2018, April 29, 2021 and September 12, 2025, which came into effect on December 1, 2025. The Food Safety Law is formulated for the purposes of ensuring food safety and safeguarding the physical health and life of members of the public. Persons engaging in food manufacturing and processing, circulation of food, and storage and transportation of food in the PRC shall comply with this law. Under the Food Safety Law, food manufacturers and food business operators shall be accountable for the safety of food consumers, comply with food safety standards, and satisfy the specific requirements.

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

Procurement Check Record System and Food Inspection System

Under the Food Safety Law and the Implementation Regulations for the Food Safety Law, food manufacturers and food business operators shall examine the relevant licenses and eligibility certification documents of the suppliers when procuring food ingredients, food additives, food-related products, and food. If the relevant eligibility certification documents are unavailable, food ingredients, food additives, food-related products, and food shall be inspected in accordance with food safety standards and shall not be procured or used if they do not meet these standards. Food manufacturers and food business operators are required to establish a record system for inspection of procured food ingredients, food additives, food-related products, and food, and truthfully record the names, specifications, quantities, production date or batch number, shelf life and purchase date, names and contact information of suppliers of food ingredients, food additives, food-related product and food, and retain the relevant certificates. The inspection records for procured food ingredients, food additives, food-related products, and food shall be true and be retained for at least six months after the expiration of the shelf life of the product. If there is no shelf life, the records and certificates shall be kept for at least two years. Food manufacturers are also required to establish a record system for the inspection of food existing at its factory, check its inspection certificate and safety status, and record the information truthfully. The PRC Stores have established a record system and are currently in compliance with the relevant legal requirements.

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

As of the date of this annual report, all of our beneficial shareholders who are PRC residents have completed registrations in accordance with SAFE Circular 37. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in the PRC-PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.”

Dividend Distribution

Under the Company Law, the Foreign Investment Law, and Implementation Regulations of Foreign Investment Law, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China accounting standards and regulations. According to the Foreign Investment Law and Implementation Regulations of Foreign Investment Law, foreign investors’ investment, profits, capital gains, assets disposal income, intellectual property license fees, compensation or indemnification obtained according to law, and income from liquidation, among other things, may be freely remitted in or out of China in RMB or foreign currency. In addition, under the Company Law, wholly foreign-owned enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned enterprises may, at their discretion, allocate a portion of their after-tax profits based on China accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in the PRC-Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

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

The Opinions, the Trial Measures, the revised Provisions and any related implementing rules to be enacted may subject us to additional compliance requirements in the future. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in the PRC-The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.”

Regulations on Taxation

Enterprise Income Tax

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, and became effective on January 1, 2008, and then amended on February 24, 2017 as well as December 29, 2018, and the Implementation Rules for the Enterprise Income Tax Law of the PRC, or the Implementation Rules, which were promulgated by the State Council on December 6, 2007, became effective on January 1, 2008, and were amended on April 23, 2019 as well as December 6, 2024, which came into effect on January 20, 2025, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The Implementing Rules of the EIT Law define a “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. It is more likely than not that the Company and its offshore subsidiary would be treated as a non-resident enterprise for PRC tax purposes. Please see “Item 10. Additional Information-E. Taxation-People’s Republic of China Enterprise Taxation.”

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

Individual Income Tax of Individual Industrial and Commercial Households

The UFG Entities are individually-owned businesses, which are not subject to the EIT Law. The Measures for Individual Income Tax Calculation of Individual Industrial and Commercial Households, or the “Measures,” was adopted by the SAT on December 19, 2014 and promulgated on December 27, 2014 and was further amended on June 15, 2018. According to Article 7 of the Measures, for the income from production and operation of individually-owned businesses, the amount of taxable income shall be the balance of the total income of each tax year after deducting costs, expenses, taxes, losses and other expenditures, and allowable compensation for losses in previous years, which is generally levied at a fixed-rate income tax at a certain percentage of a deemed TNI as assessed by the local tax authority. For the income tax rate of the UFG Entities, see the relevant information in “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Comparison of Results of Operations for the Years Ended December 31, 2023, 2022, and 2021.”

Value-Added Tax

Pursuant to the Value-Added Tax Law of the People’s Republic of China, the “VAT Law”, which were promulgated by the SCNPC on December 25, 2024, and took effect on January 1, 2026, and the Regulation on the Implementation of the Value-Added Tax Law of the People’s Republic of China, “the Implementation of VAT Law”, which were promulgated by the State Council on December 25, 2025, and became effective on January 1, 2026, entities and individuals that sell goods, services, intangible assets, or immovable property within the PRC, or import goods into the PRC, are taxpayers of value-added tax (VAT). The VAT rate is 13% for taxpayers selling goods, providing processing, repair and replacement services, leasing tangible movable property, or importing goods; 9% for taxpayers selling transportation, postal, basic telecommunications, construction, or immovable property leasing services, selling immovable property, transferring land use rights, or selling or importing specified goods; 6% for taxpayers selling services or intangible assets, except as otherwise provided; and the zero rate applies to taxpayers exporting goods, as well as to cross-border provision of services or intangible assets within the scope prescribed by the State Council by entities and individuals within the PRC.

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

See “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in the PRC-Our PRC subsidiary and the VIEs have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject us to penalties.”

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

C. Organizational Structure

See “Item 3. Key Information-Our Corporate Structure.”

D. Property, Plants and Equipment

See “-B. Business Overview-Properties.”

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

Revenue

Our revenue is derived primarily from sales of bakery and other products under the operating entities’ “George●Chanson,” “Patisserie Chanson,” and “Chanson” brand names. As of December 31, 2025, the operating entities managed and operated 63 stores in the PRC and three stores in the U.S. Our revenue is periodically influenced by the efficiency of sales promotions and the introduction and discontinuance of sales and promotion incentives. Growth of our revenue is primarily driven by expansion of the operating entities’ store base in existing and new markets as well as comparable store sales growth, described in “—Comparable Store Sales.” Revenue is impacted by competition, current economic conditions, pricing, inflation, product mix and availability, promotion, and spending habits of the operating entities’ customers. The product offerings of the PRC Stores and the U.S. Stores across diverse product categories support growth in revenue by attracting new customers and encouraging repeat visits from their existing customers.

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

A variety of factors affect our comparable store sales, including, among others, consumer trends, competition, current economic conditions, pricing, inflation, changes in the operating entities’ product mix, and the success of their marketing programs. During the year ended December 31, 2025, the comparable store sales in China (excluding the impact of foreign currency translation) decreased by 17.2%. The post-COVID-19 economy in China has recovered at a slower pace than expected, and the spending behavior of consumers have been affected by various factors such as the downward economic pressure and weak consumer confidence. In addition, with the growing prevalence of online consumption, consumers have a wider range of choices and can conveniently purchase bakery products from online brands, which has intensified market competition. As a result, the comparable store sales in China decreased during the year ended December 31, 2025 as compared to last year. During the year ended December 31, 2025, the comparable store sales in the U.S. decreased by 29.0%, mainly due to the suspension of bakery products operations at Chanson 23rd Street, as discussed in “—Revenue” section below.

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

Operating Income

Operating income is the difference between gross profit and SG&A expenses. Operating income excludes interest income (expenses), other income, interest income from long term debt investments, and income tax expenses. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

Comparison of Results of Operations for the Years Ended December 31, 2025, 2024 and 2023

The following table summarizes the results of our operations during the years ended December 31, 2025, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or decrease during such years.

	For the years ended December 31,
	2025	2024	2023
Revenue	$18,268,894	$18,227,537	$17,252,662
Cost of revenue	10,050,891	11,033,219	9,105,337
Gross profit	8,218,003	7,194,318	8,147,325

OPERATING EXPENSES
Selling expenses	6,261,580	4,757,279	4,882,958
General and administrative expenses	3,843,548	2,966,659	3,874,868
Total operating expenses	10,105,128	7,723,938	8,757,826

LOSS FROM OPERATIONS	(1,887,125)	(529,620)	(610,501)

OTHER (EXPENSES) INCOME
Interest (expense) income, net	(188,327)	(50,928)	35,505
Other income, net	871,967	687,492	193,425
Interest income from long term debt investments	1,465,180	723,945	534,575
Total other income, net	2,148,820	1,360,509	763,505

PROFIT BEFORE INCOME TAX EXPENSE	261,695	830,889	153,004

INCOME TAX EXPENSE	(74,155)	(74,604)	(119,416)

NET INCOME	$187,540	$756,285	$33,588

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

Our total revenue increased by $41,357, or 0.2%, from $18,227,537 for the year ended December 31, 2024 to $18,268,894 for the year ended December 31, 2025. The slight increase in our revenue was due to increased revenue from the PRC Stores, which was partially offset by decreased revenue from the U.S. Stores.

Our total revenue increased by $974,875, or 5.7%, from $17,252,662 for the year ended December 31, 2023 to $18,227,537 for the year ended December 31, 2024. The increase in our revenue was due to increased revenue from the PRC Stores, which was partially offset by decreased revenue from the U.S. Stores.

The following table sets forth the breakdown of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively:

	For the Years Ended December 31,
	2025	%	2024	%	2023	%
China
Bakery products	$14,624,682	80.0%	$14,793,850	81.1%	$12,532,127	72.6%
Other products	1,733,842	9.5%	1,348,844	7.4%	1,782,030	10.3%
Subtotal: revenue from China	16,358,524	89.5%	16,142,694	88.5%	14,314,157	82.9%

United States
Bakery products	251,323	1.4%	506,264	2.8%	444,958	2.6%
Beverage products	1,500,678	8.2%	1,276,306	7.0%	1,700,974	9.9%
Eat-in services	158,369	0.9%	302,273	1.7%	792,573	4.6%
Subtotal: revenue from the United States	1,910,370	10.5%	2,084,843	11.5%	2,938,505	17.1%

Total Revenue	$18,268,894	100.0%	$18,227,537	100.0%	$17,252,662	100.0%

China

The PRC Stores accounted for 89.5%, 88.5% and 82.9% of our total revenue for the years ended December 31, 2025, 2024 and 2023, respectively.

Revenue from China remained relatively stable with a slight increase by $215,830, or 1.3%, from $16,142,694 for the year ended December 31, 2024 to $16,358,524 for the year ended December 31, 2025. The slight increase was mainly due to the increased revenue from other products, which was partially offset by the decrease revenue from bakery products. Revenue from bakery products remained relatively stable with a slight decrease by $169,168, or 1.1%, from $14,793,850 for the year ended December 31, 2024 to $14,624,682 for the year ended December 31, 2025. While revenue from bakery products decreased, our revenue from bakery products (excluding the impact of foreign currency translation) slightly increased by 1.3% for the year ended December 31, 2025 as compared to the same period last year. The post-COVID-19 economy in China has recovered at a slower pace than expected, and the spending behavior of consumers have been affected by various factors such as the downward economic pressure and weak consumer confidence. In addition, with the growing prevalence of online consumption, consumers have a wider range of choices and can conveniently purchase bakery products from online brands, which has intensified market competition. As a result, our revenue from bakery products slightly decreased due to the challenging economic environment, cautious consumer spending, and shifts in consumer spending patterns, such as the transition from in-store consumption to online consumption during the year ended December 31, 2025. Revenue from other products increased by $384,998, or 28.5%, from $1,348,844 for the year ended December 31, 2024 to $1,733,842 for the year ended December 31, 2025. The increase was due to increased revenue from seasonal products, which was partially offset by decreased revenue from beverage products. Revenue from seasonal products increased by $516,061, or 52.8%, from $976,847 for the year ended December 31, 2024 to $1,492,908 for the year ended December 31, 2025. We established a Product Planning and Promotion Department staffed with dedicated professionals, which has effectively enhanced the marketing and promotion of our seasonal products, and we received more seasonal products purchase orders. Revenue from beverage products decreased by $131,063, or 35.2%, from $371,997 for the year ended December 31, 2024 to $240,934 for the year ended December 31, 2025. The opening of new stores by several well-known coffee chain brands in Xinjiang, offering products at low prices to gain market share, provided customers with more choices and contributed to a decline in beverage product revenue at our China Stores. As of December 31, 2025, two coffee bakery stores were closed, one in fiscal year 2024 and another in the first half of fiscal year 2025.

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

United States

Revenue from the U.S. decreased by $174,473, or 8.4%, from $2,084,843 for the year ended December 31, 2024 to $1,910,370 for the year ended December 31, 2025. The decrease was mainly due to decreased revenue from bakery products and eat-in services, which was partially offset by the increased revenue from beverage products. Revenue from bakery products decreased by $254,941, or 50.4%, from $506,264 for the year ended December 31, 2024 to $251,323 for the year ended December 31, 2025. The decrease was due to the decreased revenue from Chanson 23rd Street of approximately $240,000 and Chanson 3rd Ave of approximately $21,000. Facing increased competition from competitors operating in the same area, Chanson 23rd Street suspended its business operation of bakery products in April 2025. In addition, the customer visits were adversely affected as the building where Chanson 3rd Ave was located was under renovation since the year ended December 31, 2024, as well as the increased competition from competitors operating in the same area as mentioned above, Chanson 3rd Ave suspended all business operation in January 2025. However, the decrease in revenue from bakery products was partially offset by the increased revenue from Chanson Broadway of approximately $10,000. During the six months ended June 30, 2025, as we implemented a series of performance-enhancing measures, including extending business hours, optimizing the products mix and offering more sales promotions and price discounts to attract more customers. Revenue from beverage products increased by $224,372, or 17.6%, from $1,276,306 for the year ended December 31, 2024 to $1,500,678 for the year ended December 31, 2025. The increase in revenue of beverage products was due to an approximately $260,000 revenue increase from Chanson 23rd Street and Chanson Broadway. During the year ended December 31, 2025, we launched several new types of cocktail products with a variety of new flavors and styles, and implemented the performance-enhancing measures as mentioned above, which led to an increase in private event bookings. The increase in revenue of beverage products was partially offset by the decreased revenue from Chanson 3rd Ave resulting from the suspension of business operation as mentioned above. Revenue from eat-in services decreased by $143,904, or 47.6%, from $302,273 for the year ended December 31, 2024 to $158,369 for the year ended December 31, 2025. As mentioned above, Chanson 3rd Ave suspended all business operations in January 2025, hence, revenue from eat-in services decreased for the year ended December 31, 2025.

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

Our overall cost of revenue decreased by $982,328, or 8.9%, from $11,033,219 for the year ended December 31, 2024 to $10,050,891 for the year ended December 31, 2025. The decrease in our cost of revenue for the year ended December 31, 2025 was primarily attributable to reductions in cost of revenue of $155,659 from our PRC Stores and $826,669 from our U.S. Stores.

Our overall cost of revenue increased by $1,927,882, or 21.2%, from $9,105,337 for the year ended December 31, 2023 to $11,033,219 for the year ended December 31, 2024. The increase in our cost of revenue was due to increased cost of revenue from the PRC Stores and the U.S. Stores.

The following table sets forth the breakdown of our cost of revenue for the years ended December 31, 2025, 2024 and 2023, respectively:

	For the Years Ended December 31,
	2025	%	2024	%	2023	%
China
Bakery products	$7,938,536	79.0%	$8,345,235	75.6%	$6,459,617	70.9%
Other products	867,041	8.6%	616,001	5.6%	736,694	8.1%
Subtotal: cost of revenue from China	8,805,577	87.6%	8,961,236	81.2%	7,196,311	79.0%

United States
Bakery products	298,960	3.0%	646,945	5.9%	409,552	4.5%
Beverage products	795,172	7.9%	876,237	7.9%	891,033	9.8%
Eat-in services	151,182	1.5%	548,801	5.0%	608,441	6.7%
Subtotal: cost of revenue from the United States	1,245,314	12.4%	2,071,983	18.8%	1,909,026	21.0%

Total Cost of Revenue	$10,050,891	100.0%	$11,033,219	100.0%	$9,105,337	100.0%

China

Cost of revenue from China decreased by $155,659, or 1.7%, from $8,961,236 for the year ended December 31, 2024 to $8,805,577 for the year ended December 31, 2025. The decrease was primarily due to the decreased cost of revenue of bakery products, which was partially offset by the increased cost of revenue of other products. Cost of revenue from sales of bakery products decreased by $406,699, or 4.9%, from $8,345,235 for the year ended December 31, 2024 to $7,938,536 for the year ended December 31, 2025, mainly due to the decrease in sales of bakery products. The percentage of decrease in cost of revenue was more than that in revenue during the same period, due to less spoilage and wastage of inventory incurred in the year ended December 31, 2025, as discussed in “—Gross Profit and Gross Margin” below in more details. Cost of revenue from other products increased by $251,040, or 40.8%, from $616,001 for the year ended December 31, 2024 to $867,041 for the year ended December 31, 2025. Cost of revenue from seasonal products increased by $265,309, or 65.4%, from $405,702 for the year ended December 31, 2024 to $671,011 for the year ended December 31, 2025, mainly due to the increase in sales of seasonal products. The percentage of increase in cost of revenue was more than that in revenue during the same period, due to more discounts offered to our customers in the year ended December 31, 2025 as discussed in “—Gross Profit and Gross Margin” below. The cost of revenue from beverage products decreased by $14,269, or 6.8%, from $210,299 for the year ended December 31, 2024 to $196,030 for the year ended December 31, 2025, mainly due to the decrease in sales of coffee products. The percentage of decrease in cost of revenue was less than that in revenue during the same period, due to more discounts offered to our customers in the year ended December 31, 2025, as discussed in “—Gross Profit and Gross Margin” below.

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

United States

Cost of revenue from the U.S. decreased by $826,669, or 39.9%, from $2,071,983 for the year ended December 31, 2024 to $1,245,314 for the year ended December 31, 2025. The decrease was due to the decreased cost of revenue from bakery products, beverage products and eat-in services. Cost of revenue from sales of bakery products decreased by $347,985, or 53.8%, from $646,945 for the year ended December 31, 2024 to $298,960 for the year ended December 31, 2025, mainly due to the decreased revenue from bakery products. The percentage of decrease in cost of revenue was more than that in revenue during the same period, due to the decreased spoilage and wastage of inventory as discussed in “—Gross Profit and Gross Margin” below. Cost of revenue from sales of beverage products decreased by $81,065, or 9.3%, from $876,237 for the year ended December 31, 2024 to $795,172 for the year ended December 31, 2025. The cost of revenue decreased despite the increased revenue, due to the increased sale of new cocktail products that have higher gross margin and the decreased inventory spoilage and damage in the year ended December 31, 2025, as discussed in “—Gross Profit and Gross Margin” below. Cost of revenue from eat-in services decreased by $397,619, or 72.5%, from $548,801 for the year ended December 31, 2024 to $151,182 for the year ended December 31, 2025. The percentage of decrease in cost of revenue was more than that in revenue, due to the decreased spoilage and wastage of inventory, and the strategic shift in our food offerings, as discussed in “—Gross Profit and Gross Margin” below.

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

Gross Profit (Loss) and Gross Margin

Our gross profit increased by $1,023,685, or 14.2%, from $7,194,318 for the year ended December 31, 2024 to $8,218,003 for the year ended December 31, 2025. The increase was mainly attributable to the overall increase in revenue. Our gross margin increased by 5.5 percentage points from 39.5% for the year ended December 31, 2024 to 45.0% for the year ended December 31, 2025.

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

The following table sets forth the breakdown of our gross profit for the years ended December 31, 2025, 2024 and 2023, respectively:

	For the Years Ended December 31,
	2025	Margin %	2024	Margin %	2023	Margin %
China
Bakery products	$6,686,146	45.7%	$6,448,615	43.6%	$6,072,510	48.5%
Other products	866,801	50.0%	732,843	54.3%	1,045,336	58.7%
Subtotal: gross margin and margin % from China	7,552,947	46.2%	7,181,458	44.5%	7,117,846	49.7%

United States
Bakery products	(47,637)	(19.0)%	(140,681)	(27.8)%	35,406	8.0%
Beverage products	705,506	47.0%	400,069	31.3%	809,941	47.6%
Eat-in services	7,187	4.5%	(246,528)	(81.6)%	184,132	23.2%
Subtotal: gross margin and margin % from the United States	665,056	34.8%	12,860	0.6%	1,029,479	35.0%

Total Gross Margin and Margin %	$8,218,003	45.0%	$7,194,318	39.5%	$8,147,325	47.2%

China

Gross profit from China increased by $371,489, or 5.2%, from $7,181,458 for the year ended December 31, 2024 to $7,552,947 for the year ended December 31, 2025. The increase was mainly attributable to the overall increase in sales. The gross margin increased by 1.7 percentage points from 44.5% for the year ended December 31, 2024 to 46.2% for the year ended December 31, 2025. The gross profit of bakery products increased by $237,531, or 3.7%, from $6,448,615 for the year ended December 31, 2024 to $6,686,146 for the year ended December 31, 2025, and the gross margin of bakery products increased by 2.1 percentage points from 43.6% for the year ended December 31, 2024 to 45.7% for the year ended December 31, 2025. Amid the challenging economic environment, we implemented strict cost control measures. We also enhanced customer traffic forecasting to better match production with demand, which minimized spoilage and expiration of short-shelf-life bakery products and fresh ingredients during the year ended December 31, 2025. The gross profit of other products increased by $133,958, or 18.3%, from $732,843 for the year ended December 31, 2024 to $866,801 for the year ended December 31, 2025, and the gross margin decreased by 4.3 percentage points from 54.3% for the year ended December 31, 2024 to 50.0% for the year ended December 31, 2025. The gross margin of seasonal products decreased by 3.4 percentage points from 58.5% for the year ended December 31, 2024 to 55.1% for the year ended December 31, 2025. As a result of the cautious consumer spending and shifts in consumer spending patterns as mentioned above, we offered more sales promotions and price discounts to attract more customers, which resulted in a decrease in gross margin of seasonal products for the year ended December 31, 2025 as compared to last year. The gross margin of beverage products decreased by 24.9 percentage points from 43.5% for the year ended December 31, 2024 to 18.6% for the year ended December 31, 2025. Many famous coffee chain brands opened new stores in Xinjiang and offer products at very low prices to expand their market shares. With the increased competition from our rivals, we had to offer more sales promotions and price discounts to attract more customers. Therefore, our gross margin of beverage products decreased during the year ended December 31, 2025 as compared to fiscal year 2024.

Gross profit from China remained relatively stable with a slight increase by $63,612, or 0.9%, from $7,117,846 for the year ended December 31, 2023 to $7,181,458 for the year ended December 31, 2024. The increase was mainly attributable to the overall increase in sales. The gross margin decreased by 5.2% percentage points from 49.7% for the year ended December 31, 2023 to 44.5% for the year ended December 31, 2024. The gross profit of bakery products increased by $376,105, or 6.2%, from $6,072,510 for the year ended December 31, 2023 to $6,448,615 for the year ended December 31, 2024, and the gross margin of bakery products decreased by 4.9 percentage points from 48.5% for the year ended December 31, 2023 to 43.6% for the year ended December 31, 2024. Since the start of fiscal year 2024, the PRC Stores have focused more on increasing their market share, and due to the consumption downgrade as mentioned above, there have been increased promotion activities and price discounts given to their customers, which resulted in a decrease in gross margin of bakery products for the year ended December 31, 2024. The gross profit of other products decreased by $312,493, or 29.9%, from $1,045,336 for the year ended December 31, 2023 to $732,843 for the year ended December 31, 2024, and the gross margin decreased by 4.4 percentage points from 58.7% for the year ended December 31, 2023 to 54.3% for the year ended December 31, 2024. The gross margin of seasonal products decreased by 3.1 percentage points from 61.6% for the year ended December 31, 2023 to 58.5% for the year ended December 31, 2024. As a result of consumption downgrade as mentioned above, we offered more sales promotions and price discounts to attract more customers, which resulted in a decrease in gross margin of seasonal products for the year ended December 31, 2024 as compared to last year. The gross margin of beverage products decreased by 7.0 percentage points from 50.5% for the year ended December 31, 2023 to 43.5% for the year ended December 31, 2024. Many famous coffee chain brands opened new stores in Xinjiang and offer products at very low prices to expand their market shares. With the increased competition we faced, we had to offer more sales promotions and price discounts to attract more customers. Therefore, our gross margin of beverage products decreased during the year ended December 31, 2024 as compared to fiscal year 2023.

United States

Gross profit from the U.S. increased by $652,196, or 5,071.5%, from $12,860 for the year ended December 31, 2024 to $665,056 for the year ended December 31, 2025. The increase was mainly attributable to the overall decrease in cost of revenue. The gross margin increased by 34.2 percentage points from 0.6% for the year ended December 31, 2024 to 34.8% for the year ended December 31, 2025. The gross loss of bakery products decreased by $93,044, or 66.1%, from gross loss of $140,681 for the year ended December 31, 2024 to gross loss of $47,637 for the year ended December 31, 2025, and the gross margin of bakery products increased by 8.8 percentage points, from (27.8)% for the year ended December 31, 2024 to (19.0)% for the year ended December 31, 2025. The increase in gross margin was mainly attributable to improved customer traffic forecasting, which better aligned with customers’ demand and minimized spoilage and expiration of short-shelf-life bakery products and excess raw materials during the year ended December 31, 2025. The gross profit of beverage products increased by $305,437, or 76.3%, from $400,069 for the year ended December 31, 2024 to $705,506 for the year ended December 31, 2025, and the gross margin of beverage products increased by 15.7 percentage points, from 31.3% for the year ended December 31, 2024 to 47.0% for the year ended December 31, 2025. The increased gross margin was primarily attributable to the increased revenue in the new cocktail products that have a higher gross margin. Meanwhile, the staff at the U.S. Stores have become more experienced in preparing cocktail products, and the spoilage and damage of raw materials was well controlled and decreased accordingly. Therefore, the gross margin of beverage products increased during the year ended December 31, 2025. The gross profit of eat-in services increased by $253,715, or 102.9%, from gross loss of $246,528 for the year ended December 31, 2024 to gross profit of $7,187 for the year ended December 31, 2025, and the gross margin of eat-in services increased by 86.1 percentage points from (81.6)% for the year ended December 31, 2024 to 4.5% for the year ended December 31, 2025. The increased gross margin was mainly attributable to the strategic shift in our food offering. The U.S. Stores transitioned from complex and elaborate dishes to streamlined and easy-to-prepare items, which reduced our labor costs. Meanwhile, we enhanced inventory management and minimized spoilage of excess raw materials during the year ended December 31, 2025.

Gross profit from the U.S. decreased by $1,016,619, or 98.8%, from $1,029,479 for the year ended December 31, 2023 to $12,860 for the year ended December 31, 2024. The decrease was mainly attributable to the overall decrease in revenue. The gross margin decreased by 34.4 percentage points from 35.0% for the year ended December 31, 2023 to 0.6% for the year ended December 31, 2024. The gross profit of bakery products decreased by $176,087, or 497.3%, from gross profit of $35,406 for the year ended December 31, 2023 to gross loss of $140,681 for the year ended December 31, 2024, and the gross margin of bakery products decreased by 35.8 percentage points, from 8.0% for the year ended December 31, 2023 to (27.8)% for the year ended December 31, 2024. The decrease in gross margin was mainly attributable to Chanson 3rd Ave and Chanson Broadway. Revenue generated by Chanson 3rd Ave and Chanson Broadway were relatively low at the starting stage, and in addition, the customer visits were adversely affected as the building where Chanson 3rd Ave was located was under renovation in the year ended December 31, 2024. However, the fixed costs we incurred, such as rental expenses, salaries related expenses as well as other overhead expenses were much higher than the revenue earned, which led to negative gross margin from Chanson 3rd Ave and Chanson Broadway for the year ended December 31, 2024. Meanwhile, due to the increased competition as mentioned above, customer demand was harder to estimate and higher spoilage of inventory, excess raw materials and bakery products with short storage life was incurred. Together with the increased price of raw materials, the gross margin of bakery products significantly decreased in the year ended December 31, 2024. The gross profit of beverage products decreased by $409,872, or 50.6%, from $809,941 for the year ended December 31, 2023 to $400,069 for the year ended December 31, 2024, and the gross margin of beverage products decreased by 16.3 percentage points, from 47.6% for the year ended December 31, 2023 to 31.3% for the year ended December 31, 2024. The decreased gross margin was primarily attributable to the negative gross margin contributed from Chanson 3rd Ave and Chanson Broadway due to the reasons as mentioned above. Meanwhile, due to increased competition in our market, the U.S. Stores offered more promotions and discounts in order to make their beverage products more appealing to the customers. Therefore, the gross margin of beverage products decreased during the year ended December 31, 2024. The gross profit of eat-in services decreased by $430,660, or 233.9%, from $184,132 for the year ended December 31, 2023 to gross loss of $246,528 for the year ended December 31, 2024, and the gross margin of eat-in services decreased by 104.8 percentage points from 23.2% for the year ended December 31, 2023 to (81.6)% for the year ended December 31, 2024. The decreased gross margin was mainly due to the negative gross margin contributed from Chanson 23rd Street, Chanson 3rd Ave and Chanson Broadway, which resulted from higher spoilage of inventory as well as increased price of raw materials as mentioned above.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2025, 2024 and 2023.

	For the Years Ended December 31,
	2025		2024		2023
	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue

Total revenue	$18,268,894	100.0%	$18,227,537	100.0%	$17,252,662	100.0%
Total operating expenses:
Selling expenses	6,261,580	34.3%	4,757,279	26.1%	4,882,958	28.3%
General and administrative expenses	3,843,548	21.0%	2,966,659	16.3%	3,874,868	22.5%
Total operating expenses	$10,105,128	55.3%	$7,723,938	42.4%	$8,757,826	50.8%

Selling Expenses

Our selling expenses primarily include payroll and sales commission expenses paid to our sales and marketing personnel, store operating expenses, store rental, store decoration and maintenance expenses, utility expenses, and other expenses related to sales activities. Our selling expenses accounted for 34.3%, 26.1% and 28.3%, of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively.

Selling expenses increased by $1,504,301, or 31.6%, from $4,757,279 for the year ended December 31, 2024 to $6,261,580 for the year ended December 31, 2025. The increase was primarily attributable to (i) an increase in rental expenses, renovation expenses and electricity expenses of $0.8 million, as nine stores have been opened in the fiscal year 2025; (ii) an increase in salaries and welfare benefit expenses of $0.6 million, as the China Stores hired additional sales staff for the new stores; and (iii) an increase in online platform service fees of $0.1 million, resulting from the increased online sales on the third-party platform during the year ended December 31, 2025.

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

General and Administrative Expenses

Our general and administrative expenses primarily consist of administrative employee salaries, welfare and insurance expenses, depreciation, and professional service expenses. Our general and administrative expenses accounted for 21.0%, 16.3% and 22.5% of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively.

General and administrative expenses increased by $876,889, or 29.6%, from $2,966,659 for the year ended December 31, 2024 to $3,843,548 for the year ended December 31, 2025. The increase was primarily due to an increase in allowance for credit losses of $0.5 million. On April 3, 2023, we entered a loan agreement with Liberty Asset Management Capital Limited (the “Borrower”) to lend the Borrower $2.0 million for two years, with a maturity date of April 3, 2025. Due to the Borrower’s financial distress, we collected $1.5 million upon maturity of the loan, and the remaining balance of 0.5 million was charged off and recognized as the bad debt written-off. The increase in general and administrative expenses was also attributable to the increased audit, legal and professional service fees due to issuance of additional equity security during the year ended December 31, 2025.

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

Interest Expense, Net

Our net interest expense increased by $137,399, or 269.8%, from net interest expense of $50,928 for the year ended December 31, 2024 to net interest expense of $188,327 for the year ended December 31, 2025. The increase in net interest expense was primarily attributable to the increased interest expense, which was in line with the increased weighted average loan balance during the year ended December 31, 2025.

Other Income, Net

Our other income, net primarily consists of gain or loss from disposal of fixed assets, rental income and government subsidies.

Other income, net increased by $184,475, or 26.8%, from $687,492 for the year ended December 31, 2024 to $871,967 for the year ended December 31, 2025. The increase was primarily attributable to gains recognized from the early termination or modification of rental agreements, partially offset by a decrease in gain on disposal of property and equipment.

Other income, net significantly increased by $494,067, or 255.4%, from $193,425 for the year ended December 31, 2023 to $687,492 for the year ended December 31, 2024. During the year ended December 31, 2023, the Company entered into a cooperation agreement with a third party, and granted the third party a license to use the Chanson Greenwich’s store for events from August 1, 2023 to July 31, 2024, which resulted in seven months of net other income recorded during the year ended December 31, 2024, compared to five months of net other income during the year ended December 31, 2023. The increase was also attributable to a gain of approximately $153,000 from the disposal of property and equipment by Chanson Greenwich during the year ended December 31, 2024.

Interest Income from Long Term Debt Investments

Income from long term debt investment increased by $741,235, or 102.4%, from $723,945 for the year ended December 31, 2024 to $1,465,180 for the year ended December 31, 2025. Income from long term debt investments increased by $189,370, or 35.4%, from $534,575 for the year ended December 31, 2023 to $723,945 for the year ended December 31, 2024. The increase was primarily attributable to the following long-term debt investments.

On March 31, 2023, the Company entered into a five-year agreement with Worthy Credit Limited (“Worthy Credit”), pursuant to which, the Company made payment of $6.0 million to Worthy Credit, and authorized Worthy Credit to invest the Company’s funds to provide loan services for housing mortgage applicants, with rates of return of 12% per annum. The Company recorded interest income of $720,000, $723,945 and $534,575 for the years ended December 31, 2025, 2024 and 2023, respectively.

On June 30, 2025, the Company entered into a two-year agreement with Shenzhen Yongdahui Trading Co., Ltd. (“Yongdahui”), pursuant to which, the Company made payment of approximately $16.5 million (approximately RMB 115.9 million) to invest in Yongdahui with rates of return of 6% per annum. The Company recorded investment income of $483,810, $nil and $nil for the years ended December 31, 2025, 2024 and 2023, respectively.

On November 6, 2025, the Company entered into a two-year agreement with Beijing Zhixuan Tiangong Technology Development Co., Ltd. (“Zhixuan Tiangong”), pursuant to which, the Company made payment of $30.0 million to invest in Zhixuan Tiangong with rates of return of 6% per annum. The Company recorded investment income of $261,370, $nil and $nil for the years ended December 31, 2025, 2024 and 2023, respectively.

Provision for Income Taxes

Our provision for income taxes was $74,155, $74,604 and $119,416 for the years ended December 31, 2025, 2024 and 2023, respectively. Under the PRC Enterprise Income Tax Law (the “EIT Law”), domestic enterprises and foreign investment enterprises are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis. The Company’s subsidiary, Xinjiang United Family and its branch offices were incorporated in the PRC and subject to 25% income tax rate.

The association between Xinjiang United Family and the VIEs is known as the “United Family Group” or “UFG.” The UFG entities are individually-owned businesses, which are not subject to the EIT Law of the PRC, but the Individual Income Tax. The Measures for Individual Income Tax Calculation of Individual Industrial and Commercial Households, or the “Measures,” were adopted by the State Administration of Taxation on December 19, 2014 and promulgated on December 27, 2014, and amended on June 15, 2018. According to Article 7 of the Measures, for the income from production and operation of individually-owned businesses, the amount of taxable income shall be the balance of the total income of each tax year after deducting costs, expenses, taxes, losses and other expenditures, and allowable compensation for losses in previous years. Income tax for an individually-owned business can generally be assessed on an actual basis or a deemed basis, which the UFG entities apply. The deemed basis adopted by the UFG entities includes two types: taxation based on fixed amount (“Fixed Amount Method”) and taxation based on fixed tax rate (“Fixed Rate Method”), both methods are as determined by the local tax authority on a case-by-case basis. Therefore, income tax for the UFG entities is levied either as a fixed amount pursuant to Fixed Amount Method, or at an industry-specific fixed rate pursuant to the Fixed Rate Method. According to Announcement No. 12 [2021], Announcement No. 6 [2023] and Announcement No. 12 [2023] of the State Taxation Administration, the income tax payable by the UFG entities shall be halved during the period from January 1, 2021 to December 31, 2027. For the years ended December 31, 2025, 2024 and 2023, 17, 13 and 13 of these UFG entities paid income tax, respectively. The rest of these UFG entities were exempted from paying income tax. As of December 31, 2025, for the tax years ended December 31, 2021 through December 31, 2025 the Company’s UFG entities remained open for statutory examination by PRC tax authorities. In addition, the TNI and tax rate of the Company’s UFG entities are subject to periodical reassessment by the local tax authority. If the local tax authority determined that income tax for the UFG Entities should be levied at a higher TNI or higher tax rate, the UFG Entities would be obligated to pay additional income tax. Along with the continuing growth of business, we expect that the tax rates of these UFG Entities are likely to increase in the future in the annual assessment by the local tax authority based on past performance. If these UFG Entities change their forms of organization from individually-owned businesses to other corporate forms (such as limited liability company) as a result of their business development requirement, they will no longer enjoy the favorable tax rates and will be subject to the EIT Law, though we currently do not expect their forms of organization to change in the foreseeable future.

For the years ended December 31, 2025, 2024 and 2023, the tax saving as the result of the favorable tax rates and tax exemption amounted to $141,611, $480,781 and $339,626, respectively, and per share effect of the favorable tax rate and tax exemption was $0.03, $2.34 and $2.35, respectively.

Net Income

As a result of the foregoing, we reported net income of $187,540, $756,285 and $33,588 for the year ended December 31, 2025, 2024 and 2023, respectively.

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

B. Liquidity and Capital Resources

On April 3, 2023, we closed our initial public offering (“IPO”) of 42,375 Class A Ordinary Shares at a public offering price of $320.00 per Class A Ordinary Share for the total gross proceeds of $13.6 million before deducting underwriting discounts and other related expenses. Net proceeds of our IPO were approximately $12.0 million. The number of Class A Ordinary Shares and the per share price were adjusted to reflect the 1-for-80 reverse share split, which became effective on August 18, 2025 (the “Reverse Share Split”). Our Class A Ordinary Shares began trading on the Nasdaq Capital Market under the ticker symbol “CHSN” on March 30, 2023.

On September 13, 2024, we entered into a securities purchase agreement with certain investors identified therein for a best efforts follow-on public offering of (i) 112,253 Class A Ordinary Shares and (ii) 112,253 common warrants to purchase 112,253 Class A Ordinary Shares, at an exercise price of $77.76 per share, exercisable within one year anniversary of the closing of the offering. The Class A Ordinary Shares and common warrants were sold at a combined public offering price of $64.80 per share and accompanying warrants. The numbers of Class A Ordinary Shares and the per share prices were adjusted to reflect the Reverse Share Split. The offering was closed on September 17, 2024, and we received aggregate gross proceeds of $7.3 million from the offering, before deducting offering expenses and commissions, excluding the exercise of any common warrants. During the year ended December 31, 2024, 73,677 Class A Ordinary Shares were issued as all the common warrants were exercised on a cashless basis.

On June 13, 2025, we priced a best-efforts public offering for the sale of units as described below. The offering was comprised of 200,000 units (each a “Unit”), consisting of (i) one Class A Ordinary Share, or in lieu thereof, a pre-funded warrant (each a “Pre-Funded Warrant”); (ii) one series A warrant to purchase one Class A Ordinary Share (each a “Series A Warrant”); and (iii) one series B warrant to purchase one Class A Ordinary Share (each a “Series B Warrant”). The public offering price of the Units was $40.00 per Unit. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership limitation) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. Each of the Series A Warrants and the Series B Warrants would have an exercise price of $42.00 per Class A Ordinary Share and be exercisable beginning on the date of the issuance date and ending on the two and half anniversary of the issuance date. Additionally, holders of Series B Warrants may affect a “zero exercise price option,” under which up to 937,500 Class A Ordinary Shares may be issuable in aggregate under all Series B Warrants. We registered up to 1,337,500 Class A Ordinary Shares underlying the Pre-Funded Warrants, the Series A Warrants and the Series B Warrants. The numbers of Class A Ordinary Shares and the per share prices were adjusted to reflect the Reverse Share Split. The offering was closed on June 16, 2025, and we received aggregate gross proceeds of $8.0 million from the offering, before deducting placement agent fees and other estimated expenses payable by us, excluding the exercise of any warrant offered. During the year ended December 31, 2025, 62,500 Class A Ordinary Shares were directly issued; 137,500 Class A Ordinary Shares were issued upon the exercise of all Pre-Funded Warrants; and 937,500 Class A Ordinary Shares were issued upon on the exercise of all Series B Warrants at zero exercise price option. No Series A Warrants had been exercised as of December 31, 2025.

On November 5, 2025, we entered into a securities purchase agreement with certain investors for a private placement offering of 37,500,000 Class A Ordinary Shares at the subscription price of US$0.80 per Class A Ordinary Share. All of the Class A Ordinary Shares was issued on November 18, 2025, and we received aggregate gross proceeds of $30.0 million from the offering, before deducting offering expenses and commissions.

As of December 31, 2025, we had $8,644,357 in cash and cash equivalents as compared to $12,102,763 as of December 31, 2024. As of December 31, 2025, we had $1,738,052 accounts receivable balance, approximately 33.3%, or $0.6 million, of which has been subsequently collected. The remaining balance is expected to be collected before December 31, 2026. The collection of such receivables made cash available for use in our operations as working capital, if necessary.

As of December 31, 2025, we also borrowed approximately $0.4 million short-term bank loans and $5.0 million long-term bank loans, respectively. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experience and credit history.

During the year ended December 31, 2025, nine bakery stores were opened. We currently plan to open another ten stores, with a total budget of approximately RMB5.0 million (approximately $0.7 million) in fiscal year 2026. We plan to use our cash on hand, cash flows from operations and equity financing from outside investors to fund the new stores.

As of December 31, 2025, we had a negative working capital of approximately $2.9 million, including deferred revenue of approximately $7.7 million, which was reported as current liability, but will not require cash payment in the future. We expect to spend about $3.1 million when we produce and sell the products and realize the deferred revenue.

In assessing our liquidity, our management monitors and analyzes our cash on hand, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of December 31, 2025, we had cash and cash equivalents of approximately $8.6 million. We believe that we would be able to make additional borrowings from banks based on past experience and our good credit history when necessary. In addition, we will further implement initiatives to control costs and improve our operating efficiency in fiscal year 2026. Therefore, revenue and net income are expected to increase in fiscal year 2026 as compared to fiscal year 2025. Furthermore, our controlling shareholder, Mr. Gang Li, has made pledges to provide continuous financial support to our Company for at least 12 months from the issuance of our consolidated financial statements as of and for the year ended December 31, 2025. In order to fully implement its business plan and sustain continued growth, the Company may also seek equity financing from outside investors when necessary. We believe our cash and cash equivalents on hand, our operating cash flows, the available bank facilities, the continuous support from our shareholder, the proceeds we received from the IPO and other equity financing will be sufficient to meet our working capital needs over the next 12 months.

Currently, our main operations are conducted in China and a large portion of our revenue, expenses, cash and cash equivalents are denominated in RMB. Our holding company, however, may need dividends and other distributions on equity from our PRC subsidiary and the VIEs to satisfy its liquidity requirements. Although dividends may be freely remitted in or out of China in RMB or foreign currency according to the PRC regulations, our PRC subsidiary and the VIEs are restricted in their ability to transfer a portion of their net assets, equivalent to their reserves and their share capital, to the holding company in the form of loans, advances, or cash dividends. As of December 31, 2025 and 2024, the total restricted net assets equivalent amounted to $6,382,727 and $3,516,301, respectively.

Cash Flows for the Years Ended December 31, 2025, 2024 and 2023

The following table sets forth summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2025	2024	2023
Net cash provided by (used in) operating activities	$2,864,867	$3,538,038	$(2,953,853)
Net cash (used in) provided by investing activities	(45,819,452)	1,909,460	(10,463,416)
Net cash provided by financing activities	39,085,131	5,350,746	12,059,025
Effect of exchange rate change on cash	411,048	(176,783)	(75,924)
Net (decrease) increase in cash and cash equivalents	(3,458,406)	10,621,461	(1,434,168)
Cash and cash equivalents at beginning of year	12,102,763	1,481,302	2,915,470
Cash and cash equivalents at end of year	$8,644,357	$12,102,763	$1,481,302

Operating Activities

Net cash provided by operating activities was $2,864,867 for the year ended December 31, 2025, mainly derived from net income of $187,540 for the year, and net changes in our operating assets and liabilities, which mainly included a decrease in prepaid expenses and other current assets of $1,665,322 due to the decrease in other receivable from a third party for using the U.S. store for events, as well as decreased advance to suppliers and lower prepaid expenses. Accounts payable increased by $1,235,783 due to the timing of supplier invoicing and settlement during the year ended December 31, 2025.

Net cash provided by operating activities was $3,538,038 for the year ended December 31, 2024, mainly derived from net income of $756,285 for the year, and net changes in our operating assets and liabilities, which mainly included a decrease in prepaid expenses and other current assets of $2,552,891 due to the decreased other receivable from a third party for using the U.S. store for events. The decrease in prepaid expenses and other current assets was also attributable to the decreased advance to suppliers resulting from cancellation of our cooperation with certain suppliers, which resulting in the refund of prepayments. Accounts receivable decreased by $959,859 due to the enhanced collection efforts for accounts receivable during the year ended December 31, 2024.

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

Investing Activities

Net cash used in investing activities amounted to $45,819,452 for the year ended December 31, 2025, which primarily consisted of payment made for long term debt investments of $46,126,988, purchase of property and equipment of $2,396,274, and partially offset by the collection of interest income from long term debt investments of $1,203,810 and repayment from loans to third parties of $1,500,000.

Net cash provided by investing activities amounted to $1,909,460 for the year ended December 31, 2024, which primarily consisted of repayment from loans to third parties of $907,704, repayment of interest income from long term debt investment of $899,507, and refund of prepayment for the product development of $650,000, and which was partially offset by the purchase of property and equipment of $583,313.

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

Financing Activities

Net cash provided by financing activities was $39,085,131 for the year ended December 31, 2025, which primarily consisted of proceeds from sales of ordinary shares of $30,000,000, proceeds from sales of the Equity Security Units of $6,910,134, and proceeds from long-term bank loans of $5,036,477, which was partially offset by the repayments of short-term bank loans of $1,530,421 and repayment of funds provided by a shareholder of $1,595,404.

Net cash provided by financing activities was $5,350,746 for the year ended December 31, 2024, which primarily consisted of proceeds from sales of ordinary shares of $5,938,994, proceeds from short-term bank loans of $2,225,715, and funds provided by a shareholder of $524,610, which was partially offset by the repayments of short-term bank loans of $3,338,573.

Net cash provided by financing activities was $12,059,025 for the year ended December 31, 2023, which primarily consisted of gross proceeds from IPO of $13,560,000 and proceeds from short-term bank loans of $2,685,588, which was partially offset by costs disbursed from IPO proceeds of $1,529,631 and repayment of funds provided by a shareholder of $1,892,423.

Contractual Obligations

As of December 31, 2025, our contractual obligations were as follows:

Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Short-term bank loans (1)	$432,263	$432,263	$-	$-	$-	$-	$-
Long-term bank loans (2)	5,343,905	569,530	2,988,631	1,785,744	-	-	-
Future lease payments (3)	8,901,042	2,127,314	1,795,292	1,427,915	1,133,806	962,447	1,454,268
Total	$14,677,210	$3,129,107	$4,783,923	$3,213,659	$1,133,806	$962,447	$1,454,268

(1)

Repayment of short-term bank loans: as of December 31, 2025, our contractual obligation to repay the outstanding principal balance and interest payable of short-term bank loans totaled $432,263 and related to the following bank loans:

On March 24, 2025, Xinjiang United Family entered into another loan agreement with Huaxia Bank to borrow RMB3.0 million ($428,844) as working capital for a year, with a maturity date of March 24, 2026. This loan bears a fixed interest rate of 3.5% per annum. The loan was guaranteed by Ms. Baolin Wang, the legal representative of Xinjiang United Family, and Urumqi Meihe Cancer Rehabilitation Hospital Co., Ltd, a related party that is controlled by the family member of Mr. Gang Li, the Chairman of the Company. The loan was repaid in full upon maturity.

(2)

Repayment of long-term bank loans: as of December 31, 2025, our contractual obligation to repay the outstanding principal balance and interest payable of long-term bank loans totaled $5,343,905 and related to the following bank loans:

On January 22, 2025, Xinjiang United Family entered into a loan agreement with Tianshan Rural Commercial Bank to borrow RMB12.0 million ($1,715,376) as working capital for three years, with a maturity date of January 19, 2028. The loan bears a fixed interest rate of 5.0% per annum. The Company is required to make a semi-annual installment payment of RMB 0.6 million ($85,769) within the term of the loan, with last installment of RMB 9.0 million ($1,286,532) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong, as well as Urumqi Plastic Surgery Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li.

On March 24, 2025, Xinjiang United Family entered into another loan agreement with Tianshan Rural Commercial Bank to borrow RMB10.0 million ($1,429,480) as working capital for two years, with a maturity date of March 23, 2027. The loan bears a fixed interest rate of 4.5% per annum. The Company is required to make a semi-annual installment payment of RMB 0.2 million ($28,590) within the term of the loan, with last installment of RMB 9.4 million ($1,343,711) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong, and Urumqi Mary Maternity and Gynecology Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li. In addition, the loan is also guaranteed by two third-party companies, as well as these two companies’ legal representatives and their family members.

On June 19, 2025, Xinjiang United Family entered into a loan agreement with Bank of China to borrow RMB10.0 million ($1,429,480) as working capital for two years, with a maturity date of June 19, 2027. The loan bears a floating rate of China’s Loan Prime Rate (“LPR”), with every twelve months adjustments starting from the loan disbursement date. The Company is required to make a semi-annual installment payment of RMB 0.3 million ($42,884) within the term of the loan, with last installment of RMB 9.1 million ($1,300,827) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong.

On September 16, 2025, George Chanson Trading entered into a loan agreement with Bank of China to borrow RMB4.2 million ($600,382) as working capital for three years, with a maturity date of September 15, 2028. The loan bears a floating rate of China’s Loan Prime Rate (“LPR”), with every twelve months adjustments starting from the loan disbursement date. The Company is required to make a semi-annual installment payment of RMB 0.2 million ($28,590) within the term of the loan, with last installment of RMB 3.2 million ($457,434) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong, as well as the other subsidiary of the Company, Xinjiang United Family.

As of date of this report, these loans were repaid as scheduled.

(3)	We lease office spaces, bakery stores facilities, and employee dormitories, which are classified as operating leases in accordance with ASC Topic 842. As of December 31, 2025, our future lease payments totaled $8,901,042.

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, we had not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—R&D” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the assessment of the current expected credit losses for receivables and long term debts investments, valuation of inventories, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, realization of deferred tax assets and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the assessment of the current expected credit losses for receivables and long term debts investments, valuation of inventories, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, realization of deferred tax assets and revenue recognition. Actual results could differ from those estimates.

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses, as necessary. Accounts are written off against the allowance after efforts at collection prove unsuccessful. As of December 31, 2025 and 2024, the allowance for credit losses was both $nil.

Credit Losses

We follow Accounting Standards Update 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss methodology with a current expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology.

Our account receivables and other receivables included in prepaid expenses and other current assets on the consolidated balance sheets are within the scope of ASC Topic 326. We make estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable and other receivables balances, credit-worthiness of the customers and other debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and other debtors. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

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

Current expected credit losses are recorded as allowance for credit losses on the consolidated statements of operations and comprehensive income (loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event we recover amounts previously reserved for, we will reduce the specific allowance for credit losses.

Inventories

Inventories consist of ingredient materials, finished goods, packaging materials and other materials. Inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include the cost of ingredient materials, direct labor, and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. We periodically evaluate inventories for their net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the years ended December 31, 2025, 2024 and 2023, we did not record a material inventory reserve as any write-downs for slow-moving, obsolete, or expired inventory were not significant.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Commercial property (hotel unit)	20 years
Bakery production equipment	5-8 years
Office equipment and furniture	3-5 years
Automobiles	5 years
Leasehold improvement	Lesser of useful life and lease term

We own a commercial property unit located within a hotel building. The asset is accounted for as property and equipment under U.S. GAAP. The purchase price was not separately allocated between land use rights and building components as such allocation is not practicable. Accordingly, the asset is accounted for as a single property and equipment asset and depreciated over its estimated useful life. We evaluate the classification of real estate assets under U.S. GAAP based on their intended use and the nature of our involvement. Although certain properties generate rental income, such assets are classified as property and equipment when they are held for use in our operations and we are actively involved in managing and operating the property. Rental activities are considered part of our broader business operations rather than passive investment activities. Management determined the useful life of the commercial property unit based on the expected period over which the asset will generate economic benefits, taking into consideration the physical condition and intended use of the property.

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

Intangible assets

Intangible assets consist primarily of purchased software. Intangible assets are stated at cost less accumulated amortization, which are amortized using the straight-line method with the estimated useful lives of 8 years. Management determines the useful life based on the expected period over which the software will provide economic benefits, taking into consideration the expected usage of the systems, technological obsolescence, and our historical experience with similar software assets.

Impairment of long-lived assets

Long-lived assets with finite lives, including property and equipment, ROU assets, and intangible assets, are reviewed for impairment in accordance with ASC 360 whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. ROU assets are evaluated for impairment under ASC 360 as required by ASC 842.

For assets to be held and used, recoverability is assessed by comparing the carrying amount of an asset or asset group to the undiscounted future cash flows expected to be generated.

The Company assesses impairment at the lowest level of identifiable cash flows:

●	For its retail operations, which are centrally managed, individual outlets do not generate independently identifiable cash flows. Accordingly, impairment is assessed at the asset group / segment level.

●	For assets that generate independently identifiable cash flows, such as the Company’s commercial property, impairment is assessed separately.

If the carrying amount exceeds the undiscounted future cash flows, an impairment loss is recognized based on the excess of the carrying amount over fair value. No impairment losses were recognized for the years ended December 31, 2025, 2024 and 2023.

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

The PRC Stores sell membership cards that do not have an expiration date and from which the PRC Stores do not deduct non-usage fees from outstanding card balances. Membership cards are reloadable and redeemable at any of our store locations. Amounts loaded into these cards are initially recorded as deferred revenue. When membership cards are redeemed at stores, the PRC Stores recognize revenue and reduce the deferred revenue. While the PRC Stores continue to honor all membership cards presented for payments, management determines the likelihood of redemption to be remote for certain cards with long periods of inactivity (“breakage”), which is five years after the last usage based upon our historical redemption patterns. Membership card breakage is recorded as revenue in the consolidated statements of operations and comprehensive income (loss). Membership card breakage was immaterial for the years ended December 31, 2025, 2024 and 2023.

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

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. We did not have contract assets as of December 31, 2025 and 2024. Our contract liabilities, which are reflected in our consolidated balance sheets as deferred revenue of $7,670,555 and $6,697,964 as of December 31, 2025 and 2024, respectively, consist primarily of customer payments for the membership cards and the fair value of the cash vouchers under our customer loyalty programs. These amounts represent our unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the years ended December 31, 2025, 2024 and 2023 that was included in the opening deferred revenue was $5,229,530, $5,449,243 and $6,559,028, respectively. As of December 31, 2025, the aggregate amount of unredeemed membership cards and cash vouchers was $7,670,555. We will recognize revenue when customers redeem the membership cards or cash vouchers in store purchases. Based on our historical experience, a significant portion of the redemption is expected to occur during the first two years after December 31, 2025 and the remaining between the third and fifth year.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes were incurred during the years ended December 31, 2025, 2024 and 2023. We do not believe there was any uncertain tax provision at December 31, 2025 and 2024.

Our operating subsidiary in China is subject to the income tax laws of the PRC. Our operating subsidiaries in United States are subject to the tax law of the United States. As of December 31, 2025, for the tax years ended December 31, 2021 through December 31, 2025, our PRC subsidiaries remained open for statutory examination by PRC tax authorities, and for the tax years ended December 31, 2023 through December 31, 2025, our United States subsidiaries remained open for statutory examination by U.S. tax authorities.

Recent accounting pronouncements

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income (Topic 22): Expense Disaggregation Disclosures. This ASU requires entities to 1. disclose amounts of (a) purchase of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and, (e) depreciation, depletion, and amortization recognized as part of oil-and gas-producing activities, 2. include certain amounts that are already required to be disclosed under current Generally Accepted Accounting Principles in the same disclosures as other disaggregation requirements, 3. disclose a qualitative description of the amounts remaining in relevant expense captions that are not necessarily disaggregated quantitatively, and 4. disclose the total amount of selling expenses, in annual reporting periods, an entity’s definition of selling expense. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Additionally, in January 2025, the FASB issued ASU No. 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. The standard requires, in the notes to the financial statements, disclosure of specified information about certain costs and expenses which includes purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. We plan to adopt this guidance effective January 1, 2027 and we are currently evaluating the impact of adopting this ASU on our financial statements.

In May 2025, the FASB issued ASU No. 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Accounting Acquirer in a Business Combination Involving a Variable Interest Entity”. This ASU clarifies that when a business that is a VIE is acquired primarily with equity interests, the determination of the accounting acquirer should follow ASC 805 rather than defaulting to the primary beneficiary under ASC 810. The standard is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. We plan to adopt this guidance effective January 1, 2027 and we are currently evaluating the impact of adopting this ASU on our financial statements.

In July 2025, the FASB issued ASU No. 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. This ASU provides a practical expedient for all entities related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under Topic 606. The standard is effective for annual periods beginning after December 15, 2025. Early adoption of ASU 2025-05 is permitted and should be applied prospectively. We will be adopting this guidance effectively January 1, 2026 and we are currently evaluating the impact of adopting this ASU on our financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The purpose of this update is to improve the clarity and organization of interim reporting guidance and to enhance the disclosure requirements applicable to interim financial statements. ASU 2025-11 does not change the fundamental principles of interim reporting but clarifies the scope and presentation of required disclosures. A public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2027. An entity other than a public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2028. We plan to adopt this guidance effective January 1, 2028 and we are currently evaluating the impact of adopting this ASU on our financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that are expected to have a material impact on our consolidated financial position, statements of operations, and cash flows.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Gang Li	60	Chairman and Chief Executive Officer
Jihong Cai	56	Chief Financial Officer
Shuaiheng Zhang	62	Independent Director
Jie Li	38	Independent Director
Bin Li	44	Independent Director

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

Mr. Bin Li has served as our independent director since December 2025. Mr. Li has over 15 years of experience in accounting, financial management, capital markets, and corporate governance. He currently serves as Chief Financial Officer of MultiMetaverse Holdings Limited (Nasdaq: MMV), where he leads financial strategy, reporting, compliance, capital management, and investor relations. In this role, Mr. Li has overseen the company’s successful de-SPAC business combination, SEC filings, and ongoing public company compliance. Since January 2021, Mr. Li has been serving as a Sponsor of Embrace Change Acquisition Corp (Nasdaq: EMCG), a special purpose acquisition company, where he has led the SPAC’s IPO, target identification, and transaction execution, including SEC and audit processes. Since June 2015, Mr. Li has been serving as Head of Board Office at Beijing Gaia Interactive Network Technology Co., Ltd., where he directed board office operations, led multiple rounds of private and public financing, and managed investor relations and information disclosure for the company’s listing on China’s National Equities Exchange and Quotations (“NEEQ”, New Third Board). From 2008 to 2015, Mr. Li held financial management and accounting positions at Beckman Coulter Australia, Vinci Group (France), and AMF Bowling Centers in Sydney, Australia, where he was responsible for financial reporting, audit support, cash management, and compliance across multinational operations. Mr. Li holds a master’s degree in accounting CPA extension from Macquarie University and a bachelor’s degree in finance from Tianjin University of Finance and Economics. He is a full member of CPA Australia and holds a Board Secretary qualification for China’s NEEQ market.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the year ended December 31, 2025, we paid an aggregate of approximately $86,913 as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiary and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

C. Board Practices

Board of Directors

Our board of directors consists of five directors. Our board of directors have determined that our three independent directors, Shuaiheng Zhang, Jie Li, and Bin Li satisfy the “independence” requirements of the Nasdaq corporate governance rules.

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

Audit Committee. Our audit committee consists of our three independent directors, Bin Li, Jie Li, and Shuaiheng Zhang. Bin Li is the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Bin Li qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of our three independent directors, Jie Li, Shuaiheng Zhang and Bin Li. Jie Li is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of our three independent directors, Shuaiheng Zhang, Jie Li and Bin Li. Shuaiheng Zhang is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 58,957,905 Class A Ordinary Shares and 70,875 Class B Ordinary Shares outstanding as of the date of this annual report.

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

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Voting Power#
	Number	%	Number	%	%
Directors and Executive Officers(1):
Gang Li(2)	33,750	0.06	70,875	100.00	5.72
Jihong Cai(3)	3,375	0.01	-	-	*
Bin Li	-	-	-	-	-
Shuaiheng Zhang	-	-	-	-	-
Jie Li	-	-	-	-	-
All directors and executive officers as a group (five individuals):	37,125	0.07	70,875	100.00	5.73
5% Shareholders:
Danton Global Limited(2)	33,750	0.06	70,875	100.00	5.72
LLQ Group LTD(4)	3,750,000	6.36	-	-	6.00
WK Group LTD(5)	3,750,000	6.36	-	-	6.00
YYJ Group LTD(6)	3,750,000	6.36	-	-	6.00
Hong Kong Mylar Industrial Limited(7)	3,750,000	6.36	-	-	6.00
Domat (Hong Kong) Holding Limited(8)	3,750,000	6.36	-	-	6.00
Rino Group LTD(9)	3,750,000	6.36	-	-	6.00

*	Less than 1%

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

(1)	Unless otherwise indicated, the business address of each of the individuals is B9 Xinjiang Chuangbo Zhigu Industrial Park, No. 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China.

(2)	Represents 33,750 Class A Ordinary Shares and 70,875 Class B Ordinary Shares held by Danton Global Limited, a British Virgin Islands company, which is 100% owned by Mr. Gang Li. The registered address of Danton Global Limited is 3rd Floor, J & C Building, Road Town, Tortola, British Virgin Islands, VG1110.

(3)	Represents 3,375 Class A Ordinary Shares held by Haily Global Limited, a British Virgin Islands company, which is 100% owned by Ms. Jihong Cai. The registered address of Haily Global Limited is 3rd Floor, J & C Building, Road Town, Tortola, British Virgin Islands, VG1110.

(4)	LLQ Group LTD is controlled by Lanqing Li. The registered address of LLQ Group LTD is Craigmuir Chambers, Roadwn, Tortola, VG 1110, British Virgin Islands.

(5)	WK Group LTD is controlled by Kun Wang. The registered address of WK Group LTD is Craigmuir Chambers, Roadwn, Tortola, VG 1110, British Virgin Islands.

(6)	YYJ Group LTD is controlled by Yingjing Ye. The registered address of YYJ Group LTD is Craigmuir Chambers, Roadwn, Tortola, VG 1110, British Virgin Islands.

(7)

Hong Kong Mylar Industrial Limited is controlled by Jianhai Lin. The registered address of Hong Kong Mylar Industrial Limited is Room 1002, 10/F, Easey Commercial Building, 253-261 Hennessy Road, Wan Chai, Hong Kong.

(8)	Domat (Hong Kong) Holding Limited is controlled by Ruoru Wu. The registered address of Domat (Hong Kong) Holding Limited is Room 1009, 10/F, Front Block, Ming Sang Industrial Building, 19 Hing Yip Street, Kwun Tong, Kowloon, Hong Kong.

(9)	Rino Group LTD is controlled by Edward Nie. The registered address of Rino Group LTD is Aegis International Group Limited of Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG 1110, British Virgin Islands.

As of the date of this annual report, approximately 0.07% of our issued and outstanding Class A Ordinary Shares are held in the United States by two record holders, Danton Global Limited, a British Virgin Islands company which is 100% owned by Mr. Gang Li and Cede and Company, and 100% of our issued and outstanding Class B Ordinary Shares are held by one record holder, Danton Global Limited, in the United States.

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

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

The VIE Agreements

See “Item 3. Key Information-Our Corporate Structure-The United Family Group.”

Material Transactions with Related Parties

During the year ended December 31, 2025 and as of the date of this annual report, we have engaged in the following related party transactions. The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to Us
Gang Li	Our chief executive officer, director, and chairman of the board of directors
Ying Xiong	Mr. Gang Li’s family member
Urumqi Plastic Surgery Hospital Co., Ltd.	Controlled by Mr. Gang Li
Baolin Wang	the legal representative of Xinjiang United Family
Urumqi Meihe Cancer Rehabilitation Hospital Co., Ltd.	Controlled by Mrs. Ying Xiong
Urumqi Mary Maternity and Gynecology Hospital Co., Ltd.	Controlled by Mr. Gang Li

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

Other related party transaction

During the year ended December 31, 2025, the Company acquired a commercial property unit from its controlling shareholder, Mr. Gang Li, through a debt settlement arrangement. The transaction involved the settlement of amounts due from the controlling shareholder, whereby the property was transferred to the Company in satisfaction of the outstanding balance. The Company determined the value of the property based on an independent third-party valuation at the acquisition date.

Due to a Related Party

As of December 31, 2025, the Company had both amounts due from and due to Mr. Gang Li arising from funding arrangements between the Company’s PRC and U.S. entities. These balances were settled through Mr. Gang Li acting as the central counterparty. Pursuant to an agreement between the Company and Mr. Gang Li, such balances are settled on a net basis, and management has presented the net amount due to the related party in the consolidated financial statements. On a gross basis, the Company had amounts due from the related party of approximately $2.1 million and amounts due to the related party of approximately $2.2 million as of December 31, 2025. Management believes that the criteria for offsetting under ASC 210 have been met.

Guarantees by Related Parties

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

On December 20, 2024, Xinjiang United Family entered into a loan agreement with Huaxia Bank to borrow RMB3.0 million ($411,043) as working capital for three months, with a maturity date of March 19, 2025. The loan bears a fixed interest rate of 5.00% per annum. The loan was guaranteed by Ms. Baolin Wang, the legal representative of Xinjiang United Family, and Urumqi Plastic Surgery Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li, the Chairman of the Company. The loan was repaid on March 19, 2025.

Subsequently, on March 24, 2025, Xinjiang United Family entered into another loan agreement with Huaxia Bank to borrow RMB3.0 million ($428,844) as working capital for a year, with a maturity date of March 24, 2026. This loan bears a fixed interest rate of 3.5% per annum. The loan was guaranteed by Ms. Baolin Wang, and Urumqi Meihe Cancer Rehabilitation Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li’s family member. The loan was repaid in full upon maturity.

On January 22, 2025, Xinjiang United Family entered into a loan agreement with Tianshan Rural Commercial Bank to borrow RMB12.0 million ($1,715,376) as working capital for three years, with a maturity date of January 19, 2028. The loan bears a fixed interest rate of 5.0% per annum. The Company is required to make a semi-annual installment payment of RMB 0.6 million ($85,769) within the term of the loan, with last installment of RMB 9.0 million ($1,286,532) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong, as well as Urumqi Plastic Surgery Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li. As of date of this report, the loan was repaid as scheduled.

On March 24, 2025, Xinjiang United Family entered into another loan agreement with Tianshan Rural Commercial Bank to borrow RMB10.0 million ($1,429,480) as working capital for two years, with a maturity date of March 23, 2027. The loan bears a fixed interest rate of 4.5% per annum. The Company is required to make a semi-annual installment payment of RMB 0.2 million ($28,590) within the term of the loan, with last installment of RMB 9.4 million ($1,343,711) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong, and Urumqi Mary Maternity and Gynecology Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li. In addition, the loan is also guaranteed by two third-party companies, as well as these two companies’ legal representatives and their family members. As of date of this report, the loan was repaid as scheduled.

On June 19, 2025, Xinjiang United Family entered into a loan agreement with Bank of China to borrow RMB10.0 million ($1,429,480) as working capital for two years, with a maturity date of June 19, 2027. The loan bears a floating rate of China’s Loan Prime Rate (“LPR”), with every twelve months adjustments starting from the loan disbursement date. The Company is required to make a semi-annual installment payment of RMB 0.3 million ($42,884) within the term of the loan, with last installment of RMB 9.1 million ($1,300,827) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong. As of date of this report, the loan was repaid as scheduled.

On September 16, 2025, George Chanson Trading entered into a loan agreement with Bank of China to borrow RMB4.2 million ($600,382) as working capital for three years, with a maturity date of September 15, 2028. The loan bears a floating rate of China’s Loan Prime Rate (“LPR”), with every twelve months adjustments starting from the loan disbursement date. The Company is required to make a semi-annual installment payment of RMB 0.2 million ($28,590) within the term of the loan, with last installment of RMB 3.2 million ($457,434) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong, as well as the other subsidiary of the Company, Xinjiang United Family. As of date of this report, the loan was repaid as scheduled.

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

Dividend Policy

For cash transfers and transfers of other assets between our Company, our subsidiaries, and the VIEs, see “Item 3. Key Information-Asset Transfers Between Our Company, Our Subsidiaries, and the VIEs.”

For our policy on dividend distributions, see “Item 3. Key Information-Dividends or Distributions Made to our Company and U.S. Investors and Tax Consequences.”

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

B. Amended and Restated Memorandum and Articles of Association

The following description of provisions of our amended and restated memorandum and articles of association are summaries and do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, copies of which are filed as an exhibit to this annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Act (Revised) of the Cayman Islands, or the “Cayman Companies Act,” on July 26, 2019. A Cayman Islands exempted company:

●	is a company the objects of which are to be carried out mainly outside the Cayman Islands or pursuant to a licence to carry on business in the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands, unless that exempted company holds a licence to carry on business in the Cayman Islands under any applicable law;

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company (unless it holds a licence to carry on business in the Cayman Islands);

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Ordinary Shares

As of the date of this annual report, our authorized share capital is US$412,500 divided into 4,110,000,000 Class A ordinary shares of US$0.0001 par value each and 15,000,000 Class B ordinary shares of US$0.0001 par value each. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a vote of all shareholders by way of poll, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 50 votes per one Class B Ordinary Share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.

All of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares are fully paid and non-assessable. Our Class A Ordinary Shares and Class B Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Class A Ordinary Shares or Class B Ordinary Shares will not receive a certificate in respect of such shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Class A Ordinary Shares and Class B Ordinary Shares. We may not issue shares or warrants to bearer.

Subject to the provisions of the Cayman Companies Act, our amended and restated memorandum and articles of association (as amended and/or restated from time to time), and any directions given by ordinary resolution and the rights attaching to any class of existing shares, the directors have general and unconditional authority to allot, grant options over or otherwise dispose of shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Class A Ordinary Shares or Class B Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Dividends

Subject to the provisions of the Cayman Companies Act and our amended and restated memorandum and articles of association (as amended and/or restated from time to time):

(a)	the directors may from time to time declare dividends (including interim dividends) or other distributions on our shares in issue and authorize payment of the same out of our funds which are lawfully available for that purpose; and

(b)	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Under the laws of the Cayman Islands, we may pay a dividend out of either profit or from the share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

A shareholder may participate in a general meeting in person, by proxy, or by other virtual means. At any general meeting, a resolution put to the vote at the meeting shall be decided on a show of hands unless before, or on, the declaration of the result of the show of hands, a poll is duly demanded by: (i) the chairman of the meeting, (ii) at least two members having the right to vote on the resolutions, or (iii) by any member or members present who, individually or collectively, hold at least ten per cent of the voting rights of all those who have a right to vote on the resolutions. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded, it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. On a poll, each holder of Class A Ordinary Shares shall be entitled to one vote for each Class A Ordinary Share held, and each holder of Class B Ordinary Shares shall be entitled to fifty (50) votes for each Class B Ordinary Share held.

Conversion Rights

Under our amended and restated memorandum and articles of association, the Class A Ordinary Shares do not carry any rights to be converted into any other class of shares, whilst the Class B Ordinary Shares are convertible, at the option of the holder thereof, into Class A Ordinary Shares on a one-to-one basis.

Variation of Rights of Shares

If our capital is divided into different classes of shares then, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a special resolution passed by a majority of not less than two-thirds of the holders of shares of the class who (being entitled to do so) vote in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Cayman Companies Act, we may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may, by special resolution, reduce our share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, our Company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account in accordance with the Cayman Companies Act and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act, our amended and restated memorandum and articles of association (as amended and/or restated from time to time) and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Provided that a transfer of Class A Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Class A Ordinary Shares or Class B Ordinary Shares to another person by completing an instrument of transfer in a common form or, with respect to Class A Ordinary Shares, in a form prescribed by Nasdaq, or in any other form approved by the directors, executed:

(a)	where the Class A Ordinary Shares or Class B Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)	where the Class A Ordinary Shares or Class B Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of a Class A Ordinary Share or Class B Ordinary Share until the name of the transferee is entered into the register of members of the Company.

Where the Class A Ordinary Shares or Class B Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Class A Ordinary Share or Class B Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Class A Ordinary Share or Class B Ordinary Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Class A Ordinary Shares or Class B Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the Class A Ordinary Share or Class B Ordinary Share transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Inspection of Books and Records

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than copies of our amended and restated memorandum and articles of association (as amended and/or restated from time to time, register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Pursuant to our amended and restated memorandum and articles of association, shareholders will not have any right to inspect any account or book or document of the Company except as conferred by the Cayman Companies Act or as authorized by our directors or by ordinary resolution of our shareholders.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 days’ notice of an extraordinary general meeting and 21 days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director and the maximum number of directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)	he resigns his office by notice to us;

(d)	he only held office as a director for a fixed term and such term expires;

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and our amended and restated memorandum and articles of association, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles of association. To the extent allowed by the Cayman Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

(a)	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members of the company, a statement of the shares held by each member, which: (i) distinguishes each share by its number (so long as the share has a number); (ii) confirms the amount paid, or agreed to be considered as paid, on the shares of each member; (iii) confirms the number and category of shares held by each member; and (iv) confirms whether each relevant category of shares held by a member carries voting rights under our amended and restated memorandum and articles of association, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

For these purposes, “voting rights” means rights conferred on shareholders, including the right to appoint or remove directors, in respect of their shares to vote at general meetings of the company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under the Cayman Companies Act, the register of members of our Company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Act to have legal title to the shares as set against its name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our Company or our Company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

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

On June 13, 2025, the Company priced a best-efforts public offering for the sale of units as described below. The offering was comprised of 200,000 units (each a “Unit”), consisting of (i) one Class A ordinary share of our Company, par value $0.08 per share (the “Class A Ordinary Shares”), or in lieu thereof, a pre-funded warrant (each a “Pre-Funded Warrant”); (ii) one series A warrant to purchase one Class A Ordinary Share (each a “Series A Warrant”); and (iii) one series B warrant to purchase one Class A Ordinary Share (each a “Series B Warrant”). The public offering price of the Units was $40.00 per Unit. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership limitation) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. Each of the Series A Warrants and the Series B Warrants would have an exercise price of $42.00 per Class A Ordinary Share and be exercisable beginning on the date of the issuance date and ending on the two and half anniversary of the issuance date. Additionally, holders of Series B Warrants may affect a “zero exercise price option,” under which up to 937,500 Class A Ordinary Shares may be issuable in aggregate under all Series B Warrants. The Company registered up to 1,337,500 Class A Ordinary Shares underlying the Pre-Funded Warrants, the Series A Warrants and the Series B Warrants. The offering was closed on June 16, 2025, and the Company received aggregate gross proceeds of $8.0 million from the offering, before deducting placement agent fees and other estimated expenses payable by us, excluding the exercise of any warrant offered. During the year ended December 31, 2025, 200,000 Class A Ordinary Shares were issued and 937,500 Class A Ordinary Shares were issued upon on exercised of 200,000 Series B Warrants at zero exercise price option. 200,000 Series A Warrants were outstanding as of December 31, 2025. Also see Exhibits 4.18 and 4.19 attached to this annual report.

On November 5, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors for a private placement offering (the “November 2025 Private Placement”) of 37,500,000 Class A Ordinary Shares at the subscription price of US$0.80 per Class A Ordinary Share. The investors have agreed to a one-year lock-up restrictions with the Company. The November 2025 Private Placement was consummated in November 2025 and the share issuance was completed on November 18, 2025. We intend to use the proceeds from the November 2025 Private Placement for expanding manufacturing capacities, opening new stores and other general corporate purposes. Also see Exhibit 4.20 attached to this annual report.

On January 6, 2026, the Company entered into a sales agreement (the “Sales Agreement”) with AC Sunshine Securities LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, Class A ordinary shares of the Company, par value $0.08 per share (the “Class A Ordinary Shares”) having an aggregate offering price of up to $219,375,000 (the “Offered Shares”). Under the Sales Agreement, the Offered Shares will be offered and sold pursuant to a base prospectus, dated September 16, 2025 and a prospectus supplement, dated January 7, 2026, that form a part of the Company’s shelf registration statement on Form F-3, as amended (File No. 333-289600), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on September 30, 2025. Also see Exhibit 4.21 attached to this annual report.

D. Exchange Controls

See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Foreign Exchange.”

E. Taxation

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividend Policy.”

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

See “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in the PRC-Under the EIT Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “-Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected by certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

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

I. Subsidiary Information

For a listing of our subsidiaries and the VIEs, see “Item 3. Key Information-Our Corporate Structure-Corporate Structure.”

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

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. As of December 31, 2025 and 2024, $8,453,345 and $11,943,199 of our cash was on deposit at financial institutions in the PRC, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. As of December 31, 2025 and 2024, $85,782 and $107,550 of our cash was on deposit at financial institutions in the U.S. which were insured by the Federal Deposit Insurance Corporation subject to certain limitations. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

The annual inflation rate in the U.S. was 2.9% in 2024, according to the Council of Economic Advisers. Increases in the inflation rate of prices of commodities that are inputs to the products and services of the U.S. Stores, such as agricultural and energy commodities, have led to higher raw material, fuel, freight, warehousing, and labor costs and operating expenses. If the disposable income of the customers of the U.S. Stores does not increase at a similar rate as inflation does, the U.S. Stores’ sales could suffer, which could materially and adversely affect their business and financial condition and cause the U.S. Stores to have additional working capital needs. However, the U.S. Stores cannot predict whether or how long the higher inflation rates will persist. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Business-The operating entities’ inability to source raw materials or other inputs of an acceptable type or quality could adversely affect their results of operations.”

In addition, although the U.S. Stores do not have any operations outside of the U.S. nor any business relationships, connections to, or assets in, Russia, Belarus, or Ukraine, their business, financial condition, and results of operations have been, and could continue to be, indirectly and adversely affected by the ongoing military conflict between Russia and Ukraine. Such impact arises from: (i) volatility in the global supply of wheat, corn, barley, sunflower oil, and other agricultural commodities; (ii) higher food prices due to supply constraints and the general inflationary impact of the war; (iii) increases in energy prices globally, in particular for electricity and fossil fuels, such as crude oil and natural gas, and related transportation, freight, and warehousing costs; and (iv) disruptions to logistics and supply chains. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Business-The PRC Stores and the U.S. Stores are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Their business, financial condition, and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.”

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

In 2022, to mitigate the increases in costs and expenses described above, the U.S. Stores implemented more stringent and accurate inventory management and upgraded their menus to introduce new products, such as the cocktail products, with higher prices and increase the prices of existing products. However, if the costs and expenses described above continue to increase, there can be assurance that the U.S. Stores can continue to increase prices to maintain their margins. Lower margins could adversely impact the profitability of the businesses of the U.S. Stores. If the amounts the U.S. Stores charge their customers increase at a rate that is either unaffordable to their customers or insufficient to compensate for the rise in their material costs and operational expenses, their business may be materially and adversely affected, their product margin may deteriorate, and they may have additional working capital needs. We do not believe that such mitigation efforts have introduced any other new material risks, including, but not limited to, those related to product quality or reliability or regulatory approval. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Business-The inability of the PRC Stores and the U.S. Stores to pass on price increases for materials or other inputs to their customers could adversely affect our results of operations.” In order to mitigate the potential adverse impact of price increases on their financial condition and results of operations, the U.S. Stores plan to continue to improve their operating efficiency and further strengthen their bargaining power with their suppliers through the continued expansion of their store network.

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

At the extraordinary general meeting of shareholders of the Company held on March 12, 2025, the shareholders of the Company approved that the authorised, issued, and outstanding shares of the Company (collectively, the “Shares) be consolidated by consolidating each 250 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”). The shareholders also approved the adoption an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation. On August 1, 2025, the board of directors of the Company passed the resolutions that the authorised, issued and outstanding Shares shall be consolidated on a 80 for 1 ratio, which shall have the effect of reducing the number of: (a) authorized Class A ordinary shares from 4,400,000,000 Class A ordinary shares with a par value of US$0.001 per share to 55,000,000 Class A ordinary shares with a par value of US$0.08 per share; (b) authorized Class B ordinary shares from 600,000,000 Class B ordinary shares with a par value of US$0.001 per share to 7,500,000 Class B ordinary shares with a par value of US$0.08 per share; (c) issued and outstanding Class A ordinary shares from 85,910,957 Class A ordinary shares with a par value of US$0.001 per share to approximately 1,073,887 Class A ordinary shares with a par value of US$0.08 per share, subject to the rounding as a result of the treatment of fractional shares; and (d) issued and outstanding Class B ordinary shares from 5,670,000 Class B ordinary shares with a par value of US$0.001 per share to approximately 70,875 Class B ordinary shares with a par value of US$0.08 per share, subject to the rounding as a result of the treatment of fractional shares. The Share Consolidation became effective on August 18, 2025

At the extraordinary general meeting of shareholders of the Company held on November 12, 2025, the shareholders of the Company resolved to increase the Company’s authorized share capital from US$5,000,000 divided into 55,000,000 Class A Ordinary Shares of US$0.08 par value each and 7,500,000 Class B Ordinary Shares of US$0.08 par value each to US$165,000,000 divided into 2,055,000,000 Class A Ordinary Shares of US$0.08 par value each and 7,500,000 Class B Ordinary Shares of US$0.08 par value each. The details of such increase of the Company’s authorized capital are described in the report of foreign private issuer on Form 6-K filed with the SEC on November 14, 2025 (File No. 001-41663), which is incorporated by reference herein.

At the extraordinary general meeting of shareholders of the Company held on February 23, 2026, the shareholders of the Company resolved to (i) increase the Company’s authorized share capital from US$165,000,000 divided into 2,055,000,000 Class A Ordinary Shares of US$0.08 par value each and 7,500,000 Class B Ordinary Shares of US$0.08 par value each to US$330,000,000 divided into 4,110,000,000 Class A Ordinary Shares of US$0.08 par value each and 15,000,000 Class B Ordinary Shares of US$0.08 par value each (“Share Capital Increase”); (ii) subject to the Share Capital Increase being effected, the par value of each issued and outstanding Class A Ordinary Share of US$0.08 par value each and Class B Ordinary Share of US$0.08 par value each in the share capital of the Company be reduced to US$0.0001 by cancelling US$0.0799 of the paid-up capital on each of the issued and outstanding Class A Ordinary Shares of US$0.08 par value each and Class B Ordinary Shares of US$0.08 par value each (the “Share Capital Reduction”); (iii) immediately following the Share Capital Reduction: i. each authorised but unissued Class A Ordinary Shares of US$0.08 par value each be subdivided into 800 Class A Ordinary Shares of US$0.0001 par value each; and ii. each authorised but unissued Class B Ordinary Share of US$0.08 par value each be subdivided into 800 Class B Ordinary Shares of US$0.0001 par value each (the “Subdivision”); and (iv) immediately following the Subdivision, the authorised share capital of the Company be altered by the cancellation of such number of unissued Class A Ordinary Shares of US$0.0001 par value each and unissued Class B Ordinary Shares of US$0.0001 par value each that will result in the Company having authorised share capital of US$412,500 divided into 4,110,000,000 Class A Ordinary Shares of US$0.0001 par value each and 15,000,000 Class B Ordinary Shares of US$0.0001 par value each (the “Cancellation”). Immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorised share capital of the Company shall be US$412,500 divided into 4,110,000,000 Class A Ordinary Shares of US$0.0001 par value each and 15,000,000 Class B Ordinary Shares of US$0.0001 par value each. The details of such reduction and reorganization of the Company’s authorized capital are described in the report of foreign private issuer on Form 6-K filed with the SEC on February 25, 2026 (File No. 001-41663), which is incorporated by reference herein.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025.

Based on that evaluation, our management has concluded that, due to the material weakness described below, as of December 31, 2025, our disclosure controls and procedures were not effective. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the U.S. GAAP and SEC reporting rules, which led to a material weakness. Our management is currently in the process of evaluating the steps necessary to remediate the material weakness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

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

As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2025.

In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

Management identified the following material weakness:

●	Lack of sufficient personnel with appropriate U.S. GAAP expertise to address complex accounting, disclosure, and SEC reporting requirements.

Management also identified the following significant deficiencies:

●	Deficiencies in IT general controls relating to change management, including the absence of documented approval for certain system changes; and

●	Deficiencies in controls over accounts payable, specifically relating to monitoring of supplier payment terms, aging of balances, and documentation of payment arrangements.

Due to the foregoing material weakness and significant deficiencies, management concluded that as of December 31, 2025, our internal control over financial reporting was ineffective.

To address the above-identified material weakness and significant deficiencies, management has initiated the following remediation measures , including (i) hiring personnel with U.S. GAAP expertise to strengthen the financial reporting function, (ii) enhancing review controls over financial reporting and disclosures, (iii) strengthening IT general controls, including formalization of change management procedures, and (iv) improving controls over accounts payable, including: formal documentation of supplier payment terms, monitoring of overdue balances, and periodic review of aging reports.

However, these remediation measures have not been in operation for a sufficient period to confirm their effectiveness, and we cannot assure you that we will remediate our material weakness and significant deficiencies in a timely manner, or at all. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Class A Ordinary Shares and the Trading Market-If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our Class A Ordinary Shares may be adversely impacted.”

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Bin Li qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Bin Li satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees-A. Directors and Senior Management.”

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Assentsure, our independent registered public accounting firm since July 10, 2023, and Marcum Asia, our independent registered public accounting firm from September 29, 2022 to July 9, 2023, for the years indicated.

	For the Years Ended December 31,
	2025	2024	2023
Audit fees (1)	$192,215	$227,000	$210,000
Audit-Related fees (2)	$140,125	$119,330	$14,330
Tax fees	-	-	-
All other fees	-	-	-
Total	$332,340	$346,330	$224,330

Notes:

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements.

(2)	Audit-related fees include the aggregate fees billed in each of the fiscal years for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

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

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. We decided to follow home country practice in lieu of the requirements under Nasdaq listing rules with respect to shareholder approval.

In addition, we decided to follow home country practice in lieu of the requirements under Nasdaq listing rules that we hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Class A Ordinary Shares and the Trading Market-Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

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

In the year ended December 31, 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Although risks from cybersecurity threats have not to date materially affected, and we do not believe they are reasonably likely to materially affect, us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to our data and systems. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Business-Any disruption of our information technology system would harm the operating entities’ business and reduce their profitability” and “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Business-Data security breaches and attempts thereof could negatively affect the operating entities’ reputation, credibility, and business.”

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Chanson International Holding, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the report of foreign private issuer on Form 6-K filed with the Securities and Exchange Commission on March 16, 2026)
2.1

Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to our registration statement on Form S-8 (File No. 333-288739), as amended, filed with the SEC on July 18, 2025)

2.2*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-254909) initially filed with the Securities and Exchange Commission on March 31, 2021)
4.2	English Translation of the Form of Exclusive Service Agreement between each UFG Operator and Xinjiang United Family, as currently in effect, and a schedule of all executed Exclusive Service Agreements adopting the same form (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)
4.3	English Translation of the Form of Operating Rights Proxy Agreement between each UFG Operator and Xinjiang United Family, as currently in effect, and a schedule of all executed Operating Rights Proxy Agreements adopting the same form (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)
4.4	English Translation of the Form of Pledge Agreement between each UFG Operator and Xinjiang United Family, as currently in effect, and a schedule of all executed Pledge Agreements adopting the same form (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)
4.5	English Translation of the Form of Call Option Agreement between each UFG Operator and Xinjiang United Family, as currently in effect, and a schedule of all executed Call Option Agreements adopting the same form (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)
4.6	English Translation of the Form of Spousal Consent granted by the spouse of each UFG Operator, as currently in effect, and a schedule of all executed Spousal Consents adopting the same form (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1/A No. 9 (File No. 333-254909) filed with the Securities and Exchange Commission on March 20, 2023)
4.7	English Translation of Premises Use Agreement dated April 30, 2020, and Supplemental Agreement dated June 18, 2020, between Xinjiang United Family and Urumqi Plastic Surgery Hospital Co., Ltd. (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-254909) initially filed with the Securities and Exchange Commission on March 31, 2021)
4.8	English Translation of Lease Agreement dated June 30, 2021, between Xinjiang United Family and Xinjiang Chuangbo Park Development Co., Ltd. (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1/A No. 2 (File No. 333-254909) filed with the Securities and Exchange Commission on August 27, 2021)
4.9	Office Licensing Agreement dated March 25, 2024 between Chanson International and CL Asset Management LLC (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on May 1, 2024)
4.10	English Translation of Working Capital Loan Agreement dated December 22, 2023, between Xinjiang United Family and Huaxia Bank Co., Ltd. (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on May 1, 2024)
4.11	English Translation of Working Capital Loan Agreement dated September 7, 2023, between Xinjiang United Family and Bank of China (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on May 1, 2024)
4.12	English Translation of Working Capital Loan Agreement dated December 26, 2023, between Xinjiang United Family and Xinjiang Urumqi Rural Commercial Bank (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on May 1, 2024)
4.13	English Translation of Working Capital Loan Agreement dated November 15, 2023, between Xinjiang United Family and Tianshan Rural Commercial Bank (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on May 1, 2024)

4.14	English Translation of Working Capital Loan Agreement dated December 19, 2023, between Xinjiang United Family and Tianshan Rural Commercial Bank (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on May 1, 2024)
4.15	Placement Agency Agreement dated September 12, 2024, between the Registrant and Joseph Stone Capital, LLC (incorporated by reference to Exhibit 10.1 of the report of foreign private issuer on Form 6-K filed with the Securities and Exchange Commission on September 17, 2024)
4.16	Form of Securities Purchase Agreement dated September 13, 2024, between the Registrant and the purchasers identified therein (incorporated by reference to Exhibit 10.2 of the report of foreign private issuer on Form 6-K filed with the Securities and Exchange Commission on September 17, 2024)
4.17	Amendment to Escrow Agreement dated September 13, 2024, among the Registrant, Joseph Stone Capital, LLC and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.3 of the report of foreign private issuer on Form 6-K filed with the Securities and Exchange Commission on September 17, 2024)
4.18	Form of Securities Purchase Agreement dated June 13, 2025, between the Registrant and investors (incorporated by reference to Exhibit 10.1 of the report of foreign private issuer on Form 6-K filed with the Securities and Exchange Commission on June 18, 2025)
4.19	Placement Agency Agreement dated June 13, 2025, between the Registrant and Univest Securities, LLC (incorporated by reference to Exhibit 10.2 of the report of foreign private issuer on Form 6-K filed with the Securities and Exchange Commission on June 18, 2025)
4.20	Form of Share Purchase Agreement dated November 5, 2025, between Chanson International Holding and Purchasers (incorporated by reference to Exhibit 10.1 of the report of foreign private issuer on Form 6-K filed with the Securities and Exchange Commission on November 7, 2025)
4.21	Sales Agreement dated January 6, 2026 between the Registrant and AC Sunshine Securities LLC (incorporated by reference to Exhibit 10.1 of the report of foreign private issuer on Form 6-K filed with the Securities and Exchange Commission on January 7, 2026)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-254909) initially filed with the Securities and Exchange Commission on March 31, 2021)
11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on May 1, 2024)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Beijing Dacheng Law Offices, LLP (Guangzhou)
15.2*	Consent of Assentsure PAC
15.3	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated July 11, 2023 (incorporated by reference to Exhibit 16.1 of the report of foreign private issuer on Form 6-K filed with the SEC on July 11, 2023)
97.1	Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on May 1, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Chanson International Holding

	By:	/s/ Gang Li
Gang Li
Chief Executive Officer, Director, and
Chairman of the Board of Directors

Date: April 20, 2026

CHANSON INTERNATIONAL HOLDING

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Chanson International Holding

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Chanson International Holding and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated balance sheets of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and comprehensive income (loss), changes in shareholders’ equity and its cash flows each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws. and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Assentsure PAC

Singapore

April 20, 2026

PCAOB ID number: 6783

We have served as the Company’s auditor since 2023.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,644,357	$12,102,763
Accounts receivable	1,738,052	991,467
Inventories	830,597	738,773
Long term loan to a third-party, current	—	2,000,000
Prepaid expenses and other current assets	972,787	2,595,417
	12,185,793	18,428,420

NON-CURRENT ASSETS:
Operating lease right-of-use assets	8,297,961	11,021,615
Property and equipment, net	7,063,992	4,444,473
Intangible assets, net	226,250	262,500
Long term security deposits	776,419	944,170
Long term debt investments	53,138,801	6,359,014
Long term prepaid expenses	296,575	315,642
	69,799,998	23,347,414

TOTAL ASSETS	$81,985,791	$41,775,834

LIABILITIES
CURRENT LIABILITIES:
Short-term bank loans	$428,844	$1,507,159
Current portion of long-term bank loans	371,665	—
Accounts payable	3,779,261	2,127,740
Due to a related party	6,753	772,489
Taxes payable	249,300	48,712
Deferred revenue	7,670,555	6,697,964
Operating lease liabilities, current	1,777,697	2,325,390
Other current liabilities	823,821	662,963
	15,107,896	14,142,417

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	6,021,153	9,207,971
Long-term bank loans	4,645,810	—
	10,666,963	9,207,971

TOTAL LIABILITIES	25,774,859	23,350,388

COMMITMENTS AND CONTINGENCIES (Note 15)

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 4,125,000,000 shares authorized; 38,978,780 shares and 341,247 shares issued and outstanding as of December 31, 2025 and 2024, respectively: *
Class A ordinary share, $0.0001 par value, 4,110,000,000 shares authorized; 38,907,905 shares and 270,372 shares issued and outstanding as of December 31, 2025 and 2024, respectively	3,890	27
Class B ordinary share, $0.0001 par value, 15,000,000 shares authorized; 70,875 shares issued and outstanding as of December 31, 2025 and 2024, respectively	7	7
Additional paid-in capital	54,658,128	17,751,857
Statutory reserve	740,816	661,924
Retained earnings	499,986	391,338
Accumulated other comprehensive income (loss)	308,105	(379,707)
TOTAL SHAREHOLDERS’ EQUITY	56,210,932	18,425,446

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$81,985,791	$41,775,834

*	Retrospectively restated for effect of the Reverse Share Split on August 18, 2025 and the Share Capital Reduction and Reorganization on March 13, 2026 (see Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2025	2024	2023

REVENUE	$18,268,894	$18,227,537	$17,252,662
COST OF REVENUE	10,050,891	11,033,219	9,105,337
GROSS PROFIT	8,218,003	7,194,318	8,147,325

OPERATING EXPENSES
Selling expenses	6,261,580	4,757,279	4,882,958
General and administrative expenses	3,843,548	2,966,659	3,874,868
Total operating expenses	10,105,128	7,723,938	8,757,826

LOSS FROM OPERATIONS	(1,887,125)	(529,620)	(610,501)

OTHER (EXPENSE) INCOME
Interest (expense) income, net	(188,327)	(50,928)	35,505
Other income, net	871,967	687,492	193,425
Interest income from long term debt investments	1,465,180	723,945	534,575
Total other income, net	2,148,820	1,360,509	763,505

PROFIT BEFORE INCOME TAX EXPENSE	261,695	830,889	153,004

INCOME TAX EXPENSE	(74,155)	(74,604)	(119,416)

NET INCOME	187,540	756,285	33,588
Foreign currency translation gain (loss)	687,812	(284,189)	(130,778)
TOTAL COMPREHENSIVE INCOME (LOSS)	$875,352	$472,096	$(97,190)

Earnings per ordinary share - basic and diluted	$0.03	$3.68	$0.23
Weighted average shares - basic and diluted *	5,369,346	205,296	144,217

*	Retrospectively restated for effect of the Reverse Share Split on August 18, 2025 (see Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares *				Additional		(Accumulated Deficit)	Accumulated Other	Total
	Class A Shares	Amount	Class B Shares	Amount	Paid-in Capital	Statutory Reserve	Retained Earnings	Comprehensive Gain (Loss)	Shareholders’ Equity

Balance, January 1, 2023	38,250	$4	74,250	$7	$878,389	$447,231	$(183,842)	$35,260	$1,177,049

Issuance of ordinary shares in initial public offerings, gross	42,376	4	-	-	13,559,996	-	-	-	13,560,000
Cost directly related to the initial public offering	-	-	-	-	(2,625,503)	-	-	-	(2,625,503)
Stock issuance for warrants exercised	441	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	33,588	-	33,588
Foreign currency translation loss	-	-	-	-	-	-	-	(130,778)	(130,778)

Balance, December 31, 2023	81,067	$8	74,250	$7	$11,812,882	$447,231	$(150,254)	$(95,518)	$12,014,356

Issuance of ordinary shares	112,253	11	-	-	5,938,983	-	-	-	5,938,994
Share issuance for warrants exercised	73,677	8	-	-	(8)	-	-	-	-
Conversion of Class B ordinary shares into Class A ordinary shares	3,375	-	(3,375)	-	-	-	-	-	-
Net income	-	-	-	-	-	-	756,285	-	756,285
Appropriation of statutory reserve	-	-	-	-	-	214,693	(214,693)	-	-
Foreign currency translation loss	-	-	-	-	-	-	-	(284,189)	(284,189)

Balance, December 31, 2024	270,372	$27	70,875	$7	$17,751,857	$661,924	$391,338	$(379,707)	$18,425,446

Issuance of the Equity Security Units ^	200,000	20	-	-	6,910,114	-	-	-	6,910,134
Share issuance for warrants exercised	937,500	93	-	-	(93)	-	-	-	-
Issuance of ordinary shares	37,500,000	3,750	-	-	29,996,250	-	-	-	30,000,000
Effect of rounding fractional shares into whole shares upon the reverse split	33	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	187,540	-	187,540
Appropriation of statutory reserve	-	-	-	-	-	78,892	(78,892)	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	687,812	687,812

Balance, December 31, 2025	38,907,905	$3,890	70,875	$7	$54,658,128	$740,816	$499,986	$308,105	$56,210,932

*	Retrospectively restated for effect of the Reverse Share Split on August 18, 2025 and the Share Capital Reduction and Reorganization on March 13, 2026 (see Note 14)
^	The Equity Security Units issued on June 13, 2025 (see Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income	$187,540	$756,285	$33,588
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of operating lease right-of-use assets	1,872,139	2,639,094	2,628,985
Depreciation and amortization	889,722	823,869	831,820
Write off of bad debts	500,000	-	-
Loss (gain) on disposal of property and equipment	78,845	(152,517)	4,982
Impairment loss on property and equipment	-	-	272,350
Accrued interest income from long term debt investment	(1,465,180)	(723,945)	(534,575)
Interest income from loan to a third-party	-	(90,986)	(66,822)
Changes in operating assets and liabilities:
Accounts receivable	(686,449)	959,859	(766,760)
Inventories	(62,191)	(32,001)	(45,821)
Prepaid expenses and other current assets	1,665,322	2,552,891	(3,573,002)
Long term security deposits	184,296	(58,209)	57,185
Long term prepaid expenses	31,637	(180,281)	(34,010)
Accounts payable	1,235,783	265,315	530,195
Taxes payable	198,040	(46,790)	(31,943)
Deferred revenue	665,495	(179,643)	307,169
Other current liabilities	135,994	(25,902)	(292,138)
Operating lease liabilities	(2,566,126)	(2,969,001)	(2,275,056)
Net cash provided by (used in) operating activities	2,864,867	3,538,038	(2,953,853)

Cash flows from investing activities:
Purchase of property and equipment	(2,396,274)	(583,313)	(773,964)
Purchase of intangible assets	-	-	(150,000)
Proceeds from disposal of property and equipment	-	35,562	444
Payment made for long term debt investments	(46,126,988)	-	(6,000,000)
Interest income received from long term debt investment	1,203,810	899,507	-
Advance of loans to third parties	-	-	(3,900,000)
Repayment from loans to third parties	1,500,000	907,704	1,150,104
Prepayment for the software, equipment and product development	-	-	(1,190,000)
Refund of prepayment for the product development	-	650,000	400,000
Net cash (used in) provided by investing activities	(45,819,452)	1,909,460	(10,463,416)

Cash flows from financing activities:
Gross proceeds from initial public offerings	-	-	13,560,000
Direct costs disbursed from initial public offerings proceeds	-	-	(1,529,631)
Proceeds from sales of the Equity Security Units, net of issuance costs	6,910,134	-	-
Proceeds from sales of ordinary shares, net of issuance costs	30,000,000	5,938,994	-
Proceeds from short-term bank loans	417,388	2,225,715	2,685,588
Repayments of short-term bank loans	(1,530,421)	(3,338,573)	(424,040)
Proceeds from long-term bank loans	5,036,477	-	-
Repayments of long-term bank loans	(153,043)	-	-
(Payments made to) advances received from a related party	(1,595,404)	524,610	(1,892,423)
Payments made for deferred offering costs	-	-	(340,469)
Net cash provided by financing activities	39,085,131	5,350,746	12,059,025

Effect of exchange rate fluctuation on cash and cash equivalents	411,048	(176,783)	(75,924)

Net (decrease) increase in cash and cash equivalents	(3,458,406)	10,621,461	(1,434,168)
Cash and cash equivalents, beginning of year	12,102,763	1,481,302	2,915,470
Cash and cash equivalents, end of year	$8,644,357	$12,102,763	$1,481,302

Supplemental cash flow information
Cash paid for income taxes	$29,053	$45,128	$92,409
Cash paid for interest	$181,157	$141,106	$32,444

Non-cash operating, investing and financing activities
Property and equipment acquired from a related party through settlement of amounts due from the related party (non-cash transaction)	$962,896	$-	$-
Reduction of right-of-use assets and operating lease obligations due to early termination or modification of lease agreement	$4,208,435	$2,519,354	$-
Right of use assets obtained in exchange for operating lease liabilities	$3,423,624	$2,719,792	$1,676,362
Deferred IPO cost offset with additional paid-in capital	$-	$-	$1,095,872
Intangible assets acquired by prepayment	$-	$140,000	$-

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

On March 3, 2025, Xinjiang United Family incorporated a wholly-owned subsidiary, Urumqi George Chanson Trading Co., Ltd. (“George Chanson Trading”) in the PRC, which is engaged in the business of sales and distribution of bakery and beverage products.

Xinjiang United Family and its subsidiary, George Chanson Trading, operate a bakery chain in China’s Xinjiang autonomous region under the brand name of “George●Chanson.” The chain currently consists of 10 directly-owned high-end bakery stores in the City of Urumqi and 53 bakery stores organized as individually-owned businesses known as the United Family Group (each a “UFG entity” and, collectively, the “UFG entities”) in Xinjiang region. The UFG entities are owned by the original shareholders of Xinjiang United Family but operated under a series of contractual agreements signed between the owners of these UFG entities and Xinjiang United Family.

On April 17, 2015, Xinjiang United Family incorporated a wholly-owned subsidiary, George Chanson (NY) Corp. (“Chanson NY”), in the State of New York, which owns and operates Chanson 23rd Street LLC (“Chanson 23rd Street”), a modern European-style café and eatery that specializes in the art of making French-style viennoiseries and pastries in the heart of Manhattan’s Flatiron District. On February 20, 2020, the Company’s Chairman, Mr. Gang Li, formed Chanson 355 Greenwich LLC (“Chanson Greenwich”), a New York limited liability company, and subsequently assigned his membership interests in Chanson Greenwich to Chanson NY on September 28, 2020. After the transfer, Chanson Greenwich became a wholly owned subsidiary of Chanson NY. Chanson Greenwich is another boutique café in Manhattan opened in December 2021 and closed in the second half of fiscal year 2023. On April 21, 2021, Chanson NY formed a wholly owned subsidiary, Chanson Management LLC, a Delaware limited liability company. On August 5, 2021, Chanson NY formed a wholly owned subsidiary, Chanson 1293 3rd Ave LLC (“Chanson 3rd Ave”), a New York limited liability company. On March 21, 2022, Chanson NY formed a wholly owned subsidiary, Chanson 2040 Broadway LLC (“Chanson Broadway”), a New York limited liability company. Chanson 3rd Ave and Chanson Broadway are another two boutique cafés opened in March 2023 and July 2023, respectively.

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

Xinjiang United Family entered into a series of contractual arrangements with the owners of the 22 UFG entities on May 2, 2020, and with the owners of three newly established UFG entities in fiscal year 2020, five newly established UFG entities in fiscal year 2021, one newly established UFG entity in fiscal year 2022, nine newly established UFG entity in fiscal year 2023, twenty newly established UFG entities in fiscal year 2024, and four newly established UFG entities in fiscal year 2025, respectively. Three of these UFG entities were closed in fiscal year 2021, three of these UFG entities were closed in fiscal year 2023, two of these UFG entities were closed in fiscal year 2024 and three of these UFG entities were closed in fiscal year 2025. These agreements include Exclusive Service Agreements, Pledge Agreements, Call Option Agreements, Operating Rights Proxy and Powers of Attorney Agreements and Spousal Consents (collectively, the “VIE Agreements”). Pursuant to the above VIE Agreements, Xinjiang United Family has the exclusive right to provide the UFG entities with consulting services related to business operations including operational and management consulting services. The VIE Agreements obligate Xinjiang United Family to absorb all of the risk of loss from business activities of these UFG entities and entitle Xinjiang United Family to receive all of their residual returns. In essence, Xinjiang United Family has gained the power to direct activities of the UFG entities that most significantly impact their economic performance, and the right to receive benefits from the UFG entities that could potentially be significant to them. Therefore, the Company believes that Xinjiang United Family has a controlling financial interest in and is the primary beneficiary of the UFG entities and these UFG entities should be considered as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. Hereinafter, the ten bakery stores directly owned by Xinjiang United Family and the UFG entities controlled through the VIE Agreements are collectively referred to as the “PRC Stores.”

The Company, together with its wholly owned subsidiaries are under common control by the same shareholders before and after the Reorganization and therefore the consolidation of the Company and its subsidiaries has been accounted for at historical cost.

After the Reorganization, the consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Chanson International	July 26, 2019	Cayman Islands	Parent, 100%	Investment holding

Deen Global	August 13, 2019	British Virgin Islands	100%	Investment holding

Jenyd	September 13, 2019	Hong Kong	100%	Investment holding

Xinjiang United Family	August 7, 2009	PRC	100%	Consultancy and information technology support; sells bakery and beverage products to customers

George Chanson Trading	March 3, 2025	PRC	100%	Sales and distribution of bakery and beverage products

53 UFG entities	2012 to 2025	PRC	VIEs	Sells bakery products and beverages to customers

Chanson NY	April 17, 2015	New York	100%	Holding company. Consultancy and information technology support

Chanson 23rd Street	December 18, 2015	New York	100%	Eat-in services and bakery products and beverage products

Chanson Greenwich	February 20, 2020	New York	100%	Eat-in services and bakery products and beverage products, closed in the second half of fiscal year 2023

Chanson Management LLC	April 21, 2021	Delaware	100%	Consultancy and management support

Chanson 3rd Ave	August 5, 2021	New York	100%	Eat-in services and bakery products and beverage products

Chanson Broadway	March 21, 2022	New York	100%	Eat-in services and bakery products and beverage products

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

Xinjiang United Family and its subsidiary is deemed to have a controlling financial interest in and be the primary beneficiary of the UFG entities because it has both of the following characteristics:

●	The power to direct activities at the UFG entities that most significantly impact such entities’ economic performance, and

●	The obligation to absorb losses of, and the right to receive benefits from, the UFG entities that could potentially be significant to such entities.

Pursuant to the contractual arrangements with the UFG entities, the UFG entities pay service fees equal to all of their net profit after tax payments to Xinjiang United Family and its subsidiary. At the same time, Xinjiang United Family and its subsidiary are obligated to absorb all of their losses. Such contractual arrangements are designed so that the operation of the UFG entities is for the benefit of Xinjiang United Family and, ultimately, the Company.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the UFG entities and their respective owners are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce such contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiaries and the UFG entities;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and the UFG entities;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiaries and the UFG entities may not be able to comply;

●	require the Company or the Company’s PRC subsidiaries and the UFG entities to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from its public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its consulting services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate the UFG entities in its consolidated financial statements as it may lose the ability to direct activities of the UFG entities and receive economic benefits from the UFG entities. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company and its PRC subsidiaries and the UFG entities. The financial position, operation, and cash flow of the UFG entities are material to total assets and liabilities presented on the consolidated balance sheets and revenue, expenses, and net income presented on the consolidated statements of operations and other comprehensive income (loss) as well as the cash flows from operating, investing, and financing activities presented on the consolidated statements of cash flows.

The Company did not provide any financial support to the UFG entities for the years ended December 31, 2025, 2024 and 2023. The Company had no contractual obligation to provide financial support to the VIEs as of December 31, 2025 and 2024. The amount of the revenue-producing assets held by the VIEs was $3,256,931, including $755,667 of bakery production equipment, $160,475 of office equipment and furniture, and $2,340,789 of leasehold improvement, with the accumulated depreciation of $1,120,550, so net of these property, plant, and equipment was $2,136,381 as of December 31, 2025. The amount of the revenue-producing assets held by the VIEs was $2,431,913, including $621,010 of bakery production equipment, $122,095 of office equipment and furniture, and $1,688,808 of leasehold improvement, with the accumulated depreciation of $1,352,848, so net of these property, plant, and equipment was $1,079,065 as of December 31, 2024. In addition to property and equipment, the VIEs also hold other operating assets, including cash and cash equivalents, receivables, and inventories, as reflected in the table below. The following financial statement amounts and balances of the UFG entities were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	December 31, 2025	December 31, 2024
Current assets	$10,276,952	$15,584,071
Non-current assets	7,505,321	5,950,096
Total assets	$17,782,273	$21,534,167
Current liabilities	$9,266,770	$7,815,353
Non-current liabilities	2,719,413	2,289,553
Total liabilities	$11,986,183	$10,104,906

	For the Years Ended December 31,
	2025	2024	2023
Net revenue	$10,185,183	$11,344,079	$9,365,730
Net income	$901,746	$2,060,482	$1,765,358

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

Going concern

As reflected in the consolidated financial statements, for the year ended December 31, 2025, the Company incurred a loss from operations of approximately $1.9 million and experienced significant cash outflows from investing activities of $45.8 million, including substantial investments in long-term debt instruments. Total cash and cash equivalents decreased by $3.5 million to $8.6 million as of December 31, 2025 from $12.1 million as of December 31, 2024, and as of December 31, 2025, negative working capital was approximately $2.9 million. In addition, the Company has experienced delays in the settlement of accounts payable and has extended payment terms with suppliers as part of its working capital management practices. These conditions, when considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of these consolidated financial statements.

During the year ended December 31, 2025, the Company made payments for long term debt investments of $46.1 million. The increased long-term debt investments were part of the Company’s strategy to enhance returns on excess cash and expand its financing-related activities. These investments were approved in accordance with the Company’s internal approval processes. Management assessed the expected credit losses associated with these investments, taking into account the financial condition of the counterparties, contractual terms, repayment history, and available guarantees. Based on this assessment, the Company believes that there is no collectability issues on these long-term debts, and the management has indicated that it intends to improve liquidity through collection of returns from long-term debt investments.

The Company had a negative working capital was approximately $2.9 million as of December 31, 2025, however, the negative working capital mainly includes deferred revenue of approximately $7.7 million, which was reported as current liability, but will not require cash payment in the future. The Company maintains a customer loyalty program by selling membership cards and giving free cash vouchers. The deferred revenue represents the aggregate amount of unredeemed membership cards and cash vouchers. The Company will recognize revenue when customers redeem the membership cards or cash vouchers in store purchases. The Management expects to spend about $3.1 million when the Company produces and sells the products and realizes the deferred revenue. Based on the Company’s historical experience, a significant portion of the redemption is expected to occur during the first two years after December 31, 2025 and the remaining between the third and fifth year.

As of December 31, 2025, the Company also borrowed approximately $0.4 million short-term bank loans and $5.0 million long-term loans, respectively. The Company expects that they will be able to renew all of the existing bank loans upon the maturity based on their past experience and credit history.

In addition, on January 6, 2026, the Company entered into a sales agreement (the “Sales Agreement”), with AC Sunshine Securities LLC (the “Sales Agent”) relating to the offer and sale of our Class A ordinary shares, of par value $0.08 per share. In accordance with the Sales Agreement, the Company may offer Class A Ordinary Shares, from time to time through or to the Sales Agent, acting as a sales agent or principal, having an aggregate offering price of up to $219,375,000. The proceeds from the sales of our Class A ordinary shares will make cash available for use in its operations as working capital, if necessary.

Management has indicated that it intends to improve liquidity through collection of returns from long-term debt investments, continued working capital management, and maintaining supplier relationships. And the Company has taken an intensive review of operations and expenditures, including selling, general and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business. Meanwhile, the Company’s controlling shareholder, Mr. Gang Li, has made pledges to provide continuous financial support to the Company for at least 12 months from the issuance of the consolidated financial statements as of and for the year ended December 31, 2025. The Company may also seek additional funding through debt financing when necessary. The Company believes that current cash and cash equivalents, cash flows provided by operating activities, the available bank facilities, the continuous support from the Company’s controlling shareholder, and the proceeds the Company received from subsequent offering will be sufficient to meet the working capital needs in the next 12 months from the date the consolidated financial statements were issued.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the assessment of the current expected credit losses for receivables and long term debts investments, valuation of inventories, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, realization of deferred tax assets and revenue recognition. Actual results could differ from those estimates.

Cash and cash equivalents

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains a significant amount of its bank accounts in the PRC. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses, as necessary. Accounts are written off against the allowance after efforts at collection prove unsuccessful. As of December 31, 2025 and 2024, the allowance for credit losses was both $nil.

Long-term debt investments

Long-term debt investments are measured at amortized cost in accordance with applicable accounting guidance. Interest income is recognized using the effective interest method over the contractual term of the investment.

The Company evaluates these investments for expected credit losses in accordance with ASC 326 and records an allowance for credit losses based on lifetime expected losses, considering historical experience, current conditions, and reasonable and supportable forecasts. The Company monitors the creditworthiness of counterparties on an ongoing basis and updates its estimates as necessary.

Interest income from long-term debt investments is recognized using the effective interest method over the contractual term of the investment and is presented as a separate component within other income in the consolidated statements of operations and comprehensive income (loss).

Credit Losses

The Company follows Accounting Standards Update 2016-13 “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss methodology with a current expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of December 31, 2025 and 2024.

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

Due to the COVID-19 pandemic, the Company renegotiated the leases for some of its PRC stores and New York stores. Based on the nature of the agreements reached with the landlords, the Company has accounted for rent concessions as if they were part of the enforceable rights and obligations of the existing lease contracts and did not account for the concessions as lease modifications. As of the date of this report, the Company has received a total of lease concessions amounting to $1,265,288 since fiscal year 2020, and among which, $70,332, $2,633 and $110,439 was received during the years ended December 31, 2025, 2024 and 2023, respectively. The Company accounted for the concession as negative variable lease payments with a corresponding reduction in the lease liability. The Company has continued to recognize lease expenses on a straight-line basis for its leases over the related lease terms.

Lessor accounting

Rental income from leasing arrangements is accounted for in accordance with ASC 842, Leases. Rental income is recognized on a straight-line basis over the lease term and is presented as other income in the consolidated statements of operations and comprehensive income (loss), as such leasing activities are not part of the Company’s primary operations.

Inventories

Inventories of the Company consist of ingredient materials, finished goods, packaging materials, and other materials. Inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include the cost of ingredient materials, direct labor, and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company periodically evaluates inventories for their net realizable value adjustments and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the years ended December 31, 2025, 2024 and 2023, the Company did not record a material inventory reserve as any write-downs for slow-moving, obsolete, or expired inventory were not significant.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Commercial property (hotel unit)	20 years
Bakery production equipment	5-8 years
Office equipment and furniture	3-5 years
Automobiles	5 years
Leasehold improvement	Lesser of useful life and lease term

The Company owns a commercial property unit located within a hotel building. The asset is accounted for as property and equipment under U.S. GAAP. The purchase price was not separately allocated between land use rights and building components as such allocation is not practicable. Accordingly, the asset is accounted for as a single property and equipment asset and depreciated over its estimated useful life. The Company evaluates the classification of real estate assets under U.S. GAAP based on their intended use and the nature of the Company’s involvement. Although certain properties generate rental income, such assets are classified as property and equipment when they are held for use in the Company’s operations and the Company is actively involved in managing and operating the property. Rental activities are considered part of the Company’s broader business operations rather than passive investment activities. Management determined the useful life of the commercial property unit based on the expected period over which the asset will generate economic benefits, taking into consideration the physical condition and intended use of the property.

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

Intangible assets

Intangible assets consist primarily of purchased software. Intangible assets are stated at cost less accumulated amortization, which are amortized using the straight-line method with the estimated useful lives of 8 years. Management determines the useful life based on the expected period over which the software will provide economic benefits, taking into consideration the expected usage of the systems, technological obsolescence, and the Company’s historical experience with similar software assets.

Impairment of long-lived assets

Long-lived assets with finite lives, including property and equipment, ROU assets, and intangible assets, are reviewed for impairment in accordance with ASC 360 whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. ROU assets are evaluated for impairment under ASC 360 as required by ASC 842.

For assets to be held and used, recoverability is assessed by comparing the carrying amount of an asset or asset group to the undiscounted future cash flows expected to be generated.

The Company assesses impairment at the lowest level of identifiable cash flows:

●	For its retail operations, which are centrally managed, individual outlets do not generate independently identifiable cash flows. Accordingly, impairment is assessed at the asset group / segment level.

●	For assets that generate independently identifiable cash flows, such as the Company’s commercial property, impairment is assessed separately.

If the carrying amount exceeds the undiscounted future cash flows, an impairment loss is recognized based on the excess of the carrying amount over fair value. No impairment losses were recognized for the years ended December 31, 2025, 2024 and 2023.

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

In the PRC Stores, the Company sells membership cards that do not have an expiration date and from which the Company does not deduct non-usage fees from outstanding card balances. Membership cards are reloadable and redeemable at any of the Company’s store locations. Amounts loaded into these cards are initially recorded as deferred revenue. When membership cards are redeemed at stores, the Company recognizes revenue and reduces the deferred revenue. While the Company continues to honor all membership cards presented for payments, management determines the likelihood of redemption to be remote for certain cards with long periods of inactivity (“breakage”), which is five years after the last usage, based upon the Company’s historical redemption patterns. Membership card breakage is recorded as revenue in the consolidated statements of operations and comprehensive income (loss). Membership card breakage was immaterial for the years ended December 31, 2025, 2024 and 2023.

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

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. The Company did not have contract assets as of December 31, 2025 and 2024. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $7,670,555 and $6,697,964 as of December 31, 2025 and 2024, respectively, consist primarily of customer payments for the membership cards and the fair value of the cash vouchers under the Company’s customer loyalty programs. These amounts represent the Company’s unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the years ended December 31, 2025, 2024 and 2023 that was included in the opening deferred revenue was $5,229,530, $5,449,243 and $6,559,028, respectively. As of December 31, 2025, the aggregate amount of unredeemed membership cards and cash vouchers was $7,670,555. The Company will recognize revenue when customers redeem the membership cards or cash vouchers in store purchases. Based on the Company’s historical experience, a significant portion of the redemption is expected to occur during the first two years after December 31, 2025 and the remaining between the third and fifth year.

Disaggregation of revenue

The Company disaggregates its revenue by geographic areas, as the Company believes it best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the years ended December 31, 2025, 2024 and 2023 is disclosed in Note 16 of the consolidated financial statements.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, other current assets, current portion of long-term loan to a third party, short-term bank loans, accounts payable, due to a related party, taxes payable, current portion of long-term bank loans, current portion of operating lease liabilities, current and other current liabilities, approximates the fair value of the respective assets and liabilities as of December 31, 2025 and 2024 based upon the short-term nature of the assets and liabilities. The fair value of long-term debt investment and long-term bank loans, as well as non-current portion of operating lease liabilities approximates their recorded values as their stated interest rates approximate the rates currently available.

Foreign currency translation

The functional currency of the Company’s PRC subsidiaries and the UFG entities is the Chinese Yuan (“RMB”) and the functional currency of the Company’s U.S. subsidiaries is the U.S. Dollars (“US$”). RMB amounts in the Company’s consolidated financial statements have been translated into the reporting currency US$. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2025	December 31, 2024	December 31, 2023
Year-end spot rate	US$1=RMB6.9956	US$1=RMB7.2985	US$1=RMB7.0798
Average rate	US$1=RMB7.1876	US$1=RMB7.1887	US$1=RMB7.0748

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties or interest relating to income taxes were incurred during the years ended December 31, 2025, 2024 and 2023. The Company does not believe there was any uncertain tax provision as of December 31, 2025 and 2024.

The Company’s operating subsidiary in China is subject to the income tax laws of the PRC. The Company’s operating subsidiaries in the United States are subject to the tax law of the United States. As of December 31, 2025, for the tax years ended December 31, 2021 through December 31, 2025, the Company’s PRC subsidiaries remained open for statutory examination by PRC tax authorities, and for the tax years ended December 31, 2023 through December 31, 2025, the Company’s U.S. subsidiaries remained open for statutory examination by the U.S. tax authorities.

Value added tax (“VAT”)

The Company’s subsidiaries, Xinjiang United Family and its branch offices are general tax payers. The applicable VAT rate is 13% based on the Chinese tax law. VAT is reported as a deduction to revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The UFG entities were formed as individually-owned businesses, which are generally subject to a lower VAT rate of 3% and the local PRC tax authority has the jurisdiction to assess and determine their VAT obligation or exemption on a case-by-case basis. From January 1, 2023 to December 31, 2027, based on the new tax regulation, individually-owned businesses whose monthly deemed Taxable Net Income (“TNI”) is less than RMB100,000 are exempted from paying VAT. All but four of the UFG entities are currently exempted from paying VAT, since the deemed TNI of each of these UFG entities is currently less than RMB100,000 for the year ended December 31, 2025. If customers need to obtain a special VAT invoice, the UFG entities that are exempted from paying VAT would apply to the local tax authority to issue the special VAT invoice on their behalf, with the tax authority levying VAT at a rate of 1%. Their VAT eligibility is subject to periodical reassessment, and they may lose or regain the exemption status as determined by the tax authorities on a case-by-case basis.

Related party transactions

Related parties include entities and individuals that have the ability to control or exercise significant influence over the Company, including the Company’s controlling shareholder and entities under common control.

Transactions with related parties are carried out in the normal course of business and are measured at the amounts agreed between the parties. The Company discloses related party relationships, transactions, and outstanding balances in accordance with applicable accounting guidance.

Certain transactions involve guarantees or financial support arrangements from related parties. The Company evaluates such arrangements in accordance with applicable accounting standards and discloses them where relevant.

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

As the warrants issued meet the criteria for equity classification under ASC 815, therefore, the warrants are classified as equity as of reporting date.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2025 and 2024, there were no dilutive shares.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income and other comprehensive gain (loss). The foreign currency translation gain (loss) resulting from the translation of the financial statements expressed in RMB to US$ is reported in other comprehensive gain (loss) in the consolidated statements of operations and comprehensive income (loss).

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Segment reporting

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Company adopted this ASU commencing January 1, 2024 retrospectively to all periods presented in the consolidated financial statement and the adoption of the ASU does not have a material effect on its consolidated financial statements.

The Company has identified the measure of segment profit or loss reviewed by the CODM and the significant segment expenses regularly provided to the CODM, which are disclosed in the accompanying segment information.

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company’s CODM. The Company’s CODM has been identified as the Chief Executive Officer (“CEO”) who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Company. The CODM evaluates segment performance and allocates resources primarily based on segment revenue and operating income. Significant segment expenses that are regularly provided to the CODM are included in the measure of segment profit or loss and are disclosed in the segment reporting note. Management, including the CODM, reviews operation results by locations. Based on management’s assessment, the Company has determined that it has two reportable segments: China and the United States. Other operations are not material and are included within the United States segment.

Risks and uncertainties

Political and economic risk

The operations of the Company are located in the PRC and the United States. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC and the United States, as well as by the general state of the PRC and United States economy. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in the PRC and the United States. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Foreign currency exchange risk

A majority of the Company’s revenue and expense transactions are denominated in RMB and most of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Credit risk

As of December 31, 2025 and 2024, $8,453,345 and $11,943,199 of the Company’s cash was on deposit at financial institutions in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts in the PRC, as its aggregate deposits are much higher than the compensation limit. As of December 31, 2025, a significant balance of cash was on deposit with two banks, and total unprotected cash amounted to approximately $8.2 million as of December 31, 2025. However, the Company has not experienced any losses in such accounts and believes that the risk of failure of any of these PRC banks is remote.

As of December 31, 2025 and 2024, $85,782 and $107,550 of the Company’s cash was on deposit at financial institutions in the U.S. which were insured by the Federal Deposit Insurance Corporation subject to certain limitations. The Company has not experienced any losses in such accounts.

As of December 31, 2025 and 2024, the Company had long term debt investments of $53,138,801 and $6,359,014, respectively, and long term loan to a third party of $2,000,000 as of December 31, 2024. These investments are measured at amortized cost. The Company evaluates these investments for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses, and recognizes an allowance for credit losses based on lifetime expected losses, considering historical experience, current conditions, and reasonable and supportable forecasts. As of December 31, 2025 and 2024, no material allowance for credit losses was recorded.

The Company is exposed to credit risk primarily from its long-term debt investments and accounts receivable. As of December 31, 2025, a significant portion of the Company’s long-term debt investments is concentrated in a limited number of counterparties. The Company manages this risk by performing credit evaluations, monitoring counterparty performance, and obtaining guarantees where appropriate.

For the years ended December 31, 2025, 2024 and 2023, the Company’s substantial assets were located in the PRC and the U.S. and the Company’s substantial revenue was derived from its subsidiaries and the UFG entities located in the PRC and the U.S..

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Concentrations

As of December 31, 2025, the Company’s cash balance was concentrated in two bank accounts, representing 64.7% and 33.5% of total bank balances, respectively. As of December 31, 2024, the Company’s cash balance was concentrated in two bank accounts, representing 74.6% and 22.7% of total bank balances, respectively. The Company has not experienced any losses in such accounts and believes that the risk of failure of any of these PRC banks is remote.

No single customer accounted for more than 10% of the Company’s revenue for the year ended December 31, 2025. One customer accounted for 11.0% of the Company’s revenue for the year ended December 31, 2024. No single customer accounted for more than 10% of the Company’s revenue for the year ended December 31, 2023.

As of December 31, 2025, no customer accounted for more than 10% of the Company’s total accounts receivable balance. As of December 31, 2024, one customer accounted 10.9% of the Company’s total accounts receivable balance.

For the year ended December 31, 2025, no supplier accounted for more than 10% of the Company’s total purchases. For the year ended December 31, 2024, two suppliers accounted for 13.7% and 12.5% of the Company’s total purchases, respectively. For the year ended December 31, 2023, one supplier accounted for 11.7% of the Company’s total purchases.

As of December 31, 2025, one supplier accounted for 10.6% of the Company’s total accounts payable balance. As of December 31, 2024, one supplier accounted for 18.1% of the Company’s total accounts payable balance.

Recent accounting pronouncements

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income (Topic 22): Expense Disaggregation Disclosures”. This ASU requires entities to 1. disclose amounts of (a) purchase of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and, (e) depreciation, depletion, and amortization recognized as part of oil-and gas-producing activities, 2. include certain amounts that are already required to be disclosed under current Generally Accepted Accounting Principles in the same disclosures as other disaggregation requirements, 3. disclose a qualitative description of the amounts remaining in relevant expense captions that are not necessarily disaggregated quantitatively, and 4. disclose the total amount of selling expenses, in annual reporting periods, an entity’s definition of selling expense. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Additionally, in January 2025, the FASB issued ASU No. 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. The standard requires, in the notes to the financial statements, disclosure of specified information about certain costs and expenses which includes purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. The Company plans to adopt this guidance effective January 1, 2027 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

In May 2025, the FASB issued ASU No. 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Accounting Acquirer in a Business Combination Involving a Variable Interest Entity”. This ASU clarifies that when a business that is a VIE is acquired primarily with equity interests, the determination of the accounting acquirer should follow ASC 805 rather than defaulting to the primary beneficiary under ASC 810. The standard is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Company plans to adopt this guidance effective January 1, 2027 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

In July 2025, the FASB issued ASU No. 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. This ASU provides a practical expedient for all entities related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under Topic 606. The standard is effective for annual periods beginning after December 15, 2025. Early adoption of ASU 2025-05 is permitted and should be applied prospectively. The Company will be adopting this guidance effectively January 1, 2026 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The purpose of this update is to improve the clarity and organization of interim reporting guidance and to enhance the disclosure requirements applicable to interim financial statements. ASU 2025-11 does not change the fundamental principles of interim reporting but clarifies the scope and presentation of required disclosures. A public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2027. An entity other than a public business entity shall apply for interim reporting periods within annual reporting periods beginning after December 15, 2028. The Company plans to adopt this guidance effective January 1, 2028 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that are expected to have a material impact on the Company’s consolidated financial position, statements of operations, and cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

The Company’s accounts receivable primarily include balance generated from selling bakery products to local corporate customers, billed but has not been collected as of the balance sheet dates. Accounts receivable also include amounts due from third-party online delivery and e-commerce platforms for which settlement is typically received within a short period.

Accounts receivable, net consisted of the following:

	December 31, 2025	December 31, 2024
Accounts receivable	$1,738,052	$991,467
Less: allowance for credit losses	-	-
Total accounts receivable, net	$1,738,052	$991,467

The Company evaluates accounts receivable for expected credit losses in accordance with ASC 326, Financial Instruments - Credit Losses. The Company considers historical loss experience, current conditions, and reasonable and supportable forecasts in estimating expected credit losses. As of December 31, 2025 and 2024, the Company determined that no material allowance for credit losses was required, as the majority of receivables were either collected shortly after year-end or related to counterparties with strong credit profiles.

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consisted of the following:

	December 31, 2025	December 31, 2024
Advance to suppliers (1)	$297,565	$883,391
Prepaid expenses (2)	370,479	713,597
Other receivables (3)	304,743	998,429
Less: allowance for credit losses	-	-
Total prepaid expenses and other current assets, net	$972,787	$2,595,417

(1)	Advance to suppliers primarily consists of advance payments paid to suppliers for purchases of raw materials for bakery products. Certain prepaid balances include amounts reclassified from accounts payable where payments to suppliers exceeded the outstanding payable balances, resulting in debit balances. These amounts represent advance payments to suppliers for future purchases.

(2)	Prepaid expenses primarily represent prepaid rental expenses, professional fees, and other miscellaneous expenses for the Company’s bakery stores.

(3)

Other receivables are mainly business advances to officers and staff for business travel and sundry expenses. As of December 31, 2025 and 2024, the balance also included $210,000 and $60,020 receivable due from two third parties, respectively, as the Company entered into two cooperation agreements with two separate third parties, and granted the third parties licenses to use the Chanson Greenwich and Chanson 23rd Street stores for events from August 1, 2023 to July 31, 2024 and from May 1, 2025 to October 31, 2025, respectively. Additionally, the balance as of December 31, 2024, also included $830,000 proceeds due from the same third party as the Company disposed all the property and equipment of Chanson Greenwich to the third party. The balance of $890,020 as of December 31, 2024 mentioned above was fully collected during the year ended December 31, 2025.

As of December 31, 2025, certain balances were outstanding beyond their contractual due dates; however, management expects these amounts to be fully collected and no disputes or collection issues have been identified. The Company evaluates other receivables for expected credit losses in accordance with ASC 326, Financial Instruments - Credit Losses. Based on the assessment of historical collection experience, current conditions, and subsequent receipts, no material allowance for credit losses was considered necessary as of December 31, 2025 and 2024. Subsequent to year-end, a significant portion of the outstanding balances as of December 31, 2024 has been collected during the year ended December 31, 2025.

The decrease in prepaid expenses and other current assets for the year ended December 31, 2025 was primarily due to the collection of receivables from third parties and the settlement of advance payments during the year.

NOTE 5 — INVENTORIES

Inventories consisted of the following:

	December 31, 2025	December 31, 2024
Ingredient materials	$538,898	$421,275
Package and other materials	166,207	141,030
Finished goods	125,492	176,468
Total inventories	$830,597	$738,773

The Company’s inventories primarily consist of perishable bakery products with relatively short shelf lives. The Company manages inventory levels through a just-in-time production approach to minimize excess inventory and obsolescence risk. Management assesses net realizable value based on recent sales performance and subsequent sales after the reporting period. As of December 31, 2025 and 2024, no material inventory write-downs were required.

NOTE 6 — LONG TERM LOAN TO A THIRD-PARTY

Long term loan to a third-party consisted of the following:

	December 31, 2025	December 31, 2024
Long term loan to a third-party	$-	$2,000,000
Total long term loan to a third-party	$-	$2,000,000

Current portion of loan to a third-party	-	2,000,000
Non-current portion of loan to a third-party	-	-

On April 3, 2023, the Company entered a loan agreement with Liberty Asset Management Capital Limited (the “Borrower”) to lend the Borrower $2.0 million for two years, with a maturity date of April 3, 2025. The loan has a fixed interest rate of 4.5% per annum. The Company recorded interest income of $90,986 for the year ended December 31, 2024. Due to the Borrower’s financial distress, the Company collected $1.5 million upon maturity of the loan. Based on management’s assessment of the Borrower’s financial condition and the recoverability of the remaining balance, the Company determined that the remaining $0.5 million was not recoverable and fully wrote off the balance during the year ended December 31, 2025. The write-off was recognized as bad debt expense within general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). Following the write-off, there was no remaining outstanding balance as of December 31, 2025. No additional allowance for credit losses was recorded as the remaining balance had been fully written off.

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	December 31, 2025	December 31, 2024
ROU lease assets	$8,297,961	$11,021,615

Operating lease liabilities – current	$1,777,697	$2,325,390
Operating lease liabilities – non-current	6,021,153	9,207,971
Total operating lease liabilities	$7,798,850	$11,533,361

Certain lease agreements require lease payments to be made in advance, resulting in prepaid lease balances. These balances represent timing differences between cash payments and straight-line lease expense recognition and are reflected in the measurement of the right-of-use assets.

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	5.58	6.75
Weighted average discount rate *	4.94%	4.50%

*

The Company used new incremental borrowing rate of 3.95% for its lease contracts entered from fiscal year 2022 to the first half of fiscal year 2023 in the PRC. For lease contracts entered from the second half of fiscal year 2023 to fiscal year 2024, the Company used new incremental borrowing rate of 5.00%. For lease contracts entered in the first and second half of fiscal year 2025, the Company used new incremental borrowing rate of 4.19% and 4.18%, respectively. The Company used incremental borrowing rate of 3.75% for its lease contracts entered prior to fiscal year 2024 in the United States. For lease contracts entered in fiscal year 2024, the Company used new incremental borrowing rate of 8.00%. For lease contracts entered in fiscal year 2025, the Company used new incremental borrowing rate of 7.25%.

The Company determines its incremental borrowing rates based on the lease term, the economic environment in which the lease is denominated, and the Company’s credit risk. As a result, different incremental borrowing rates may be applied to lease contracts entered into at different times and in different jurisdictions to reflect changes in market conditions.

During the years ended December 31, 2025, 2024 and 2023, the Company incurred total operating lease expenses of $3,121,480, $3,120,327 and $3,241,799, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2025:

2026	$2,127,314
2027	1,795,292
2028	1,427,915
2029	1,133,806
2030	962,447
Thereafter	1,454,268
Total lease payments	8,901,042
Less: imputed interest	(1,102,192)
Present value of lease liabilities	$7,798,850

NOTE 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	December 31, 2025	December 31, 2024
Commercial property (hotel unit) (1)	$1,533,672	$-
Bakery production equipment	1,128,548	1,155,420
Automobiles	115,084	110,567
Office equipment and furniture	1,201,357	938,252
Leasehold improvements	6,903,484	5,959,894
Subtotal	10,882,145	8,164,133
Less: accumulated depreciation	(3,818,153)	(3,719,660)
Total property and equipment, net	$7,063,992	$4,444,473

(1)

On January 21, 2025, the Company acquired a commercial property unit from its controlling shareholder, Mr. Gang Li, through a debt settlement arrangement. The transaction involved the settlement of amounts due from the controlling shareholder, whereby the property was transferred to the Company in settlement of the outstanding balance.

The Company determined the acquisition cost of the property based on its fair value at the acquisition date, supported by an independent third-party valuation. Management considers the fair value to be a reasonable proxy for the acquisition cost in this transaction. The property is legally owned by the Company and is currently leased to third parties to generate rental income. Consistent with the Company’s accounting policy, management has classified the property as property and equipment as it is held for use in the Company’s operations and the Company is actively involved in managing the property. Management determined the useful life of the property to be 20 years. The Company evaluates long-lived assets for impairment in accordance with ASC 360. As the property generates independently identifiable rental cash flows, it is assessed separately for impairment. Management considered the ongoing rental income and absence of adverse changes in occupancy or usage and concluded that no impairment indicators were present as of December 31, 2025.

(Loss) gain on disposal of property and equipment was $(78,845), $152,517, and $(4,982) for the years ended December 31, 2025, 2024 and 2023, respectively.

Depreciation expenses were $853,472, $796,369 and $831,820 for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 9 — INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	December 31, 2025	December 31, 2024
Intangible assets	$290,000	$290,000
Less: accumulated amortization	(63,750)	(27,500)
Total intangible assets, net	$226,250	$262,500

Management assessed whether events or changes in circumstances, including store closures and changes in business operations, indicated that the carrying amount of the intangible assets may not be recoverable. As the software systems are utilized across the Company’s operations and are not dependent on individual store performance, management concluded that such events did not represent impairment indicators. Accordingly, no impairment loss was recognized for the year ended December 31, 2025.

Amortization expenses were $36,250, $27,500 and $nil for the years ended December 31, 2025, 2024 and 2023, respectively.

Amortization of intangible assets attributable to future periods as of December 31, 2025 is as follows:

Twelve months ended December 31:
2026	$36,250
2027	36,250
2028	36,250
2029	36,250
2030	36,250
Thereafter	45,000
Total	$226,250

NOTE 10 — LONG TERM DEBT INVESTMENTS

Long term debt investments consisted of the following:

	December 31, 2025	December 31, 2024
Worthy Credit Limited (“Worthy Credit”) (1)	$6,359,014	$6,359,014
Shenzhen Yongdahui Trading Co., Ltd. (“Yongdahui”) (2)	16,518,417	-
Beijing Zhixuan Tiangong Technology Development Co., Ltd. (“Zhixuan Tiangong”) (3)	30,261,370	-
Total long term debt investments	$53,138,801	$6,359,014

(1)	On March 31, 2023, the Company entered into a five-year agreement with Worthy Credit, pursuant to which, the Company made payment of $6.0 million to Worthy Credit, and authorized Worthy Credit to invest the Company’s funds to provide loan services for housing mortgage applicants, with rates of return of 12% per annum. The qualification of the applicants was approved by the approval board, which was composed of the members of the Company and Worthy Credit. The Company recorded investment income of $720,000, $723,945 and $534,575 for the years ended December 31, 2025, 2024 and 2023, respectively.

(2)	On June 30, 2025, the Company entered into a two-year agreement with Yongdahui, pursuant to which, the Company made payment of approximately $16.5 million (approximately RMB 115.9 million) to invest in Yongdahui with rates of return of 6% per annum. This investment is guaranteed by a commitment letter provided by the Company’s controlling shareholder, Mr. Gang Li, pursuant to which he has agreed to settle any unpaid principal and interest in the event of default. The Company recorded investment income of $483,810, $nil and $nil for the years ended December 31, 2025, 2024 and 2023, respectively.

(3)	On November 6, 2025, the Company entered into a two-year agreement with Zhixuan Tiangong, pursuant to which, the Company made payment of $30.0 million to invest in Zhixuan Tiangong with rates of return of 6% per annum. The qualification of the Zhixuan Tiangong was evaluated by an independent appraiser. The Company recorded investment income of $261,370, $nil and $nil for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company’s long-term debt investments are measured at amortized cost. The Company evaluates these investments for expected credit losses in accordance with ASC 326, Financial Instruments - Credit Losses, and recognizes an allowance for credit losses based on lifetime expected losses, considering historical experience, current conditions, and reasonable and supportable forecasts. As of December 31, 2025, the Company’s long-term debt investments were concentrated with a limited number of counterparties. The Company monitors the creditworthiness of these counterparties on an ongoing basis and considers such concentration risk in its assessment of expected credit losses. Management assessed the expected credit losses associated with these investments, taking into account the financial condition of the counterparties, contractual terms, repayment history, and available guarantees. While the Company has not experienced any defaults to date and expects to realize these investments in accordance with their contractual terms, the concentration of these investments and reliance on counterparty performance and guarantees may expose the Company to credit and liquidity risks. Based on management’s assessment, no material allowance for credit losses was recorded as of December 31, 2025.

During the year ended December 31, 2025, the Company significantly increased its long-term debt investments as part of its strategy to enhance returns on excess cash and expand financing-related activities. The realization of returns from these investments is an important component of the Company’s liquidity planning and is subject to counterparty performance.

NOTE 11 — LOANS

Short-term bank loans

Short-term bank loans consisted of the following:

	December 31, 2025	December 31, 2024
Huaxia Bank (1)	$428,844	$411,043
Bank of China (2)	-	1,096,116
Total short-term bank loans	$428,844	$1,507,159

(1)

On December 20, 2024, Xinjiang United Family entered into a loan agreement with Huaxia Bank to borrow RMB3.0 million ($411,043) as working capital for three months, with a maturity date of March 19, 2025. The loan bears a fixed interest rate of 5.00% per annum. The loan was guaranteed by Ms. Baolin Wang, the legal representative of Xinjiang United Family, and Urumqi Plastic Surgery Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li, the Chairman of the Company. The loan was repaid on March 19, 2025.

Subsequently, on March 24, 2025, Xinjiang United Family entered into another loan agreement with Huaxia Bank to borrow RMB3.0 million ($428,844) as working capital for a year, with a maturity date of March 24, 2026. This loan bears a fixed interest rate of 3.5% per annum. The loan was guaranteed by Ms. Baolin Wang, and Urumqi Meihe Cancer Rehabilitation Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li’s family member. The loan was repaid in full upon maturity.

(2)	On September 12, 2024, Xinjiang United Family entered into a loan agreement with Bank of China to borrow RMB10.0 million ($1,370,145) as working capital for a year, with a maturity date of September 11, 2025. The loan bears a fixed interest rate of 3.45% per annum. The Company is required to make a quarterly installment payment of RMB 2.0 million ($274,029) within the term of the loan, with last installment of RMB 4.0 million ($548,058) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong. In addition, Xinjiang United Family pledged its trademark rights as collateral to guarantee the Company’s loan from Bank of China. Such trademarks are internally developed and have been expensed as incurred under U.S. GAAP, and therefore have no carrying value in the consolidated financial statements. The loan was repaid in full upon maturity.

Long-term bank loans

Long-term bank loans consisted of the following:

	December 31, 2025	December 31, 2024
Tianshan Rural Commercial Bank (1)	$3,030,498	$-
Bank of China (2)	1,986,977	-
Total long-term bank loans	$5,017,475	$-

Long-term bank loans - current	$371,665	$-

Long-term bank loans - non-current	$4,645,810	$-

(1)

On January 22, 2025, Xinjiang United Family entered into a loan agreement with Tianshan Rural Commercial Bank to borrow RMB12.0 million ($1,715,376) as working capital for three years, with a maturity date of January 19, 2028. The loan bears a fixed interest rate of 5.0% per annum. The Company is required to make a semi-annual installment payment of RMB 0.6 million ($85,769) within the term of the loan, with last installment of RMB 9.0 million ($1,286,532) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong, as well as Urumqi Plastic Surgery Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li.

On March 24, 2025, Xinjiang United Family entered into another loan agreement with Tianshan Rural Commercial Bank to borrow RMB10.0 million ($1,429,480) as working capital for two years, with a maturity date of March 23, 2027. The loan bears a fixed interest rate of 4.5% per annum. The Company is required to make a semi-annual installment payment of RMB 0.2 million ($28,590) within the term of the loan, with last installment of RMB 9.4 million ($1,343,711) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong, and Urumqi Mary Maternity and Gynecology Hospital Co., Ltd., a related party that is controlled by Mr. Gang Li. In addition, the loan is also guaranteed by two third-party companies, as well as these two companies’ legal representatives and their family members.

As of date of this report, these two loans were repaid as scheduled.

(2)

On June 19, 2025, Xinjiang United Family entered into a loan agreement with Bank of China to borrow RMB10.0 million ($1,429,480) as working capital for two years, with a maturity date of June 19, 2027. The loan bears a floating rate of China’s Loan Prime Rate (“LPR”), with every twelve months adjustments starting from the loan disbursement date. The Company is required to make a semi-annual installment payment of RMB 0.3 million ($42,884) within the term of the loan, with last installment of RMB 9.1 million ($1,300,827) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong.

On September 16, 2025, George Chanson Trading entered into a loan agreement with Bank of China to borrow RMB4.2 million ($600,382) as working capital for three years, with a maturity date of September 15, 2028. The loan bears a floating rate of China’s Loan Prime Rate (“LPR”), with every twelve months adjustments starting from the loan disbursement date. The Company is required to make a semi-annual installment payment of RMB 0.2 million ($28,590) within the term of the loan, with last installment of RMB 3.2 million ($457,434) to be paid at maturity date. The loan is guaranteed by Mr. Gang Li and his family member, Ms. Ying Xiong, as well as the other subsidiary of the Company, Xinjiang United Family.

As of date of this report, these two loans were repaid as scheduled.

The future maturities of long-term bank loans as of December 31, 2025 were as follows:

Twelve months ended December 31:
2026	$371,665
2027	2,873,255
2028	1,772,555
Total	$5,017,475

For the above-mentioned short-term and long-term bank loans, the Company recorded interest expenses of $181,157, $134,788 and $32,444 for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company is subject to certain customary covenants under its loan agreements. Management has assessed compliance with these covenants as of December 31, 2025 and concluded that the Company was in compliance with all applicable covenants. There were no events of default or breaches identified during the year.

Management has assessed compliance with the terms of the loan agreements as of December 31, 2025 and concluded that the Company was in compliance with all applicable repayment and other contractual requirements. No events of default had occurred as of December 31, 2025 that would trigger early repayment or otherwise affect the classification of the borrowings.

Management has reviewed the terms of the loan agreements, including provisions related to covenant compliance and potential acceleration, and determined that the classification of the loans between current and non-current is appropriate as of December 31, 2025.

Certain of the Company’s borrowings are guaranteed by the Company’s controlling shareholder, Mr. Gang Li, his family member, Ms. Ying Xiong, and entities controlled by Mr. Gang Li. These guarantees were provided to support the Company’s financing arrangements and were not separately compensated.

NOTE 12 — RELATED PARTY TRANSACTIONS

a.	Due to a related party

As of December 31, 2025, the Company had both amounts due from and due to Mr. Gang Li arising from funding arrangements between the Company’s PRC and U.S. entities. These balances were settled through Mr. Gang Li acting as the central counterparty. Pursuant to an agreement between the Company and Mr. Gang Li, such balances are settled on a net basis, and management has presented the net amount due to the related party in the consolidated financial statements. On a gross basis, the Company had amounts due from the related party of approximately $2.1 million and amounts due to the related party of approximately $2.2 million as of December 31, 2025. Management believes that the criteria for offsetting under ASC 210 have been met.

b.	Other related party transactions

Several related parties provided guarantees in connection with the Company’s short-term and long-term bank loans (see Note 11).

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

During the year ended December 31, 2025, the Company acquired a commercial property unit from its controlling shareholder, Mr. Gang Li, through a debt settlement arrangement. The transaction involved the settlement of amounts due from the controlling shareholder, whereby the property was transferred to the Company in satisfaction of the outstanding balance. The Company determined the value of the property based on an independent third-party valuation at the acquisition date.

Management considers the above transactions to be conducted in the normal course of business and, where applicable, based on terms comparable to those that could be obtained in transactions with unrelated parties.

NOTE 13 — TAXES

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

Hong Kong

Jenyd is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, Jenyd did not generate any assessable profits arising in or derived from Hong Kong for the years ended December 31, 2025, 2024 and 2023, and accordingly no provision for Hong Kong profits tax was made in these periods.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis. The Company’s subsidiary, Xinjiang United Family and its branch offices were incorporated in the PRC and subject to 25% income tax rate.

The UFG entities are individually-owned businesses, which are not subject to the EIT Law of the PRC, but the Individual Income Tax. The Measures for Individual Income Tax Calculation of Individual Industrial and Commercial Households, or the “Measures,” were adopted by the State Administration of Taxation on December 19, 2014 and promulgated on December 27, 2014, and amended on June 15, 2018. According to Article 7 of the Measures, for the income from production and operation of individually-owned businesses, the amount of taxable income shall be the balance of the total income of each tax year after deducting costs, expenses, taxes, losses and other expenditures, and allowable compensation for losses in previous years. Income tax for an individually-owned business can generally be assessed on an actual basis or a deemed basis, which the UFG entities apply. The deemed basis adopted by the UFG entities includes two types: taxation based on fixed amount (“Fixed Amount Method”) and taxation based on fixed tax rate (“Fixed Rate Method”), both methods are as determined by the local tax authority on a case-by-case basis. Therefore, income tax for the UFG entities is levied either as a fixed amount pursuant to Fixed Amount Method, or at an industry-specific fixed rate pursuant to the Fixed Rate Method. According to Announcement No. 12 [2021], Announcement No. 6 [2023] and Announcement No. 12 [2023] of the State Taxation Administration, the income tax payable by the UFG entities shall be halved during the period from January 1, 2021 to December 31, 2027. For the years ended December 31, 2025, 2024 and 2023, 17, 13 and 13 of these UFG entities paid income tax, respectively. The rest of these UFG entities were exempted from paying income tax. During the years ended December 31, 2025, 2024 and 2023, the total tax exemption of the UFG entities were $38,748, $25,048 and $17,303, respectively. As of December 31, 2025, for the tax years ended December 31, 2021 through December 31, 2025 the Company’s UFG entities remained open for statutory examination by PRC tax authorities. In addition, the TNI and tax rate of the Company’s UFG entities are subject to periodical reassessment by the local tax authority. If the local tax authority determined that income tax for the UFG entities should be levied at a higher TNI or higher tax rate, the Company would be obligated to pay additional income tax for the UFG entities. Along with the continuing growth of business, the Company expects that the tax rates of these UFG entities are likely to increase in the future in the annual assessment based on the past performance.

United States

The Company’s subsidiaries in the U.S. are subject to a U.S. federal corporate income tax rate of 21%.

Income (loss) before provision for income taxes is attributable to the following geographic locations for the years ended December 31, 2025, 2024 and 2023:

	For the Years Ended December 31,
	2025	2024	2023
Cayman Islands	$304,701	$793,358	$601,397
PRC	863,062	2,221,539	1,836,171
United States	(906,068)	(2,184,008)	(2,284,564)
Total income before income taxes	$261,695	$830,889	$153,004

The components of the income tax provision were as follows:

For the Years Ended December 31,
	2025	2024	2023
Current tax provision
Cayman Islands	$-	$-	$-
BVI	-	-	-
Hong Kong	-	-	-
PRC	74,155	74,604	119,416
United States	-	-	-
	$74,155	$74,604	$119,416
Deferred tax provision
Cayman Islands	$-	$-	$-
BVI	-	-	-
Hong Kong	-	-	-
PRC	-	-	-
United States	-	-	-
	$-	$-	$-
Total income tax provisions	$74,155	$74,604	$119,416

Reconciliation of the differences between the income tax provision computed based on PRC statutory income tax rate and the Company’s actual income tax provision for the years ended December 31, 2025, 2024 and 2023 are as follows:

	For the Years Ended December 31,
	2025	2024	2023
Income tax expense computed based on PRC statutory rate	$65,423	$207,722	$38,251
Favorable tax rate and tax exemption impact in PRC entities (a)	(141,611)	(480,781)	(339,626)
Effect of rate differential for non-PRC entities	(39,931)	(110,979)	(58,967)
Change in valuation allowance	190,274	458,642	479,758
Total income tax provisions	$74,155	$74,604	$119,416

(a)	During the years ended December 31, 2025, 2024 and 2023, Xinjiang United Family and its branch offices were subject to 25% income tax rate. For the years ended December 31, 2025, 2024 and 2023, 17, 13 and 13 of these UFG entities paid income tax, respectively. The rest of these UFG entities were exempted from paying income tax. For the years ended December 31, 2025, 2024 and 2023, the tax saving as the result of the favorable tax rates and tax exemption amounted to $141,611, $480,781 and $339,626, respectively, and per share effect of the favorable tax rate and tax exemption was $0.03, $2.34 and $2.35, respectively.

The Company’s deferred tax assets, net was comprised of the following:

	December 31, 2025	December 31, 2024
Net operating loss	$3,572,145	$3,381,871
Total deferred tax assets	3,572,145	3,381,871
Valuation allowance	(3,572,145)	(3,381,871)
Total deferred tax assets, net	$-	$-

The Company’s operations in the U.S. incurred a cumulative net operating loss (“NOL”) which may reduce future federal taxable income. As of December 31, 2024, the cumulative NOL was $16,104,143. During the year ended December 31, 2025, the U.S. operations incurred an additional NOL of $906,068, resulting in a cumulative NOL of $17,010,211 as of December 31, 2025, among which approximately $2,882,465 will expire in 2037 and the remaining balance is carried forward indefinitely.

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not its deferred tax assets could not be realized due to uncertainty on future earnings in the U.S. operations. The Company provided a 100% valuation allowance for its deferred tax assets as of December 31, 2025 and 2024, respectively.

(b)	Taxes payable

Taxes payable consisted of the following:

	December 31, 2025	December 31, 2024
Income tax payable	$5,852	$7,899
Value added tax payable	67,360	2,440
Other taxes payable	176,088	38,373
Total taxes payable	$249,300	$48,712

NOTE 14 — SHAREHOLDERS’ EQUITY

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

On August 1, 2025, the Company’s board of directors approved a 1-for-80 reverse stock split of its ordinary shares, which became effective on August 18, 2025 (the “Reverse Share Split”). As a result of the Reverse Share Split, each of the eighty pre-split ordinary shares outstanding automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholders. No fractional shares were issued to any shareholders in connection with the Reverse Share Split. Each shareholder received one share of the Company in lieu of the fractional share that would have resulted from the Reverse Share Split. As a result of the Reverse Share Split, the par value changed from $0.001 to $0.08 accordingly. At the same time, the Company’s authorized share capital changed from US$5,000,000 divided into 4,400,000,000 Class A Ordinary Shares of US$0.001 par value each and 600,000,000 Class B ordinary shares of US$0.001 par value each, to US$5,000,000 divided into 55,000,000 Class A Ordinary Shares of US$0.08 par value each and 7,500,000 Class B Ordinary Shares of US$0.08 par value each. The Company has retroactively restated all shares and per share data for all periods presented.

On November 12, 2025, the Company’s shareholders resolved to increase the authorized share capital from US$5,000,000 divided into 55,000,000 Class A Ordinary Shares of US$0.08 par value each and 7,500,000 Class B Ordinary Shares of US$0.08 par value each to US$165,000,000 divided into 2,055,000,000 Class A Ordinary Shares of US$0.08 par value each and 7,500,000 Class B Ordinary Shares of US$0.08 par value each.

On February 23, 2026, the Company’s shareholders resolved a series resolution relating to the reduction and reorganization of the Company’s share capital (the “Share Capital Reduction and Reorganisation”), and on March 13, 2026, the Share Capital Reduction and Reorganisation were approved by the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”). This transaction did not impact the number of issued and outstanding shares and therefore did not affect the earnings per share calculation for the year ended December 31, 2025. The principal components of the Share Capital Reduction and Reorganisation are as follows:

1.	To increase the authorized share capital from US$165,000,000 divided into 2,055,000,000 Class A Ordinary Shares of US$0.08 par value each and 7,500,000 Class B Ordinary Shares of US$0.08 par value each to US$330,000,000 divided into 4,110,000,000 Class A Ordinary Shares of US$0.08 par value each and 15,000,000 Class B Ordinary Shares of US$0.08 par value each.

2.	The par value of each issued and outstanding Class A Ordinary Share of US$0.08 par value each and Class B Ordinary Share of US$0.08 par value each in the share capital of the Company be reduced to US$0.0001 by cancelling US$0.0799 of the paid-up capital on each of the issued and outstanding Class A Ordinary Shares of US$0.08 par value each and Class B Ordinary Shares of US$0.08 par value each (the “Share Capital Reduction”). Following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.0001.

3.	Immediately following the Share Capital Reduction, each authorized but unissued Class A Ordinary Share of US$0.08 par value each be subdivided into 800 Class A Ordinary Shares of US$0.0001 par value each, and each authorized but unissued Class B Ordinary Share of US$0.08 par value each be subdivided into 800 Class B Ordinary Shares of US$0.0001 par value each (the “Subdivision”).

4.	Immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued Class A Ordinary Shares of US$0.0001 par value each and unissued Class B Ordinary Shares of US$0.0001 par value each that resulted in the Company having authorized share capital of US$412,500 divided into 4,110,000,000 Class A Ordinary Shares of US$0.0001 par value each and 15,000,000 Class B Ordinary Shares of US$0.0001 par value each.

As a result, the Company’s authorized share capital is now US$412,500 divided into 4,110,000,000 Class A Ordinary Shares of US$0.0001 par value each and 15,000,000 Class B Ordinary Shares of US$0.0001 par value each.

Initial Public Offering

On April 3, 2023, the Company closed its IPO of 42,375 Class A Ordinary Shares at a public offering price of $320.00 per Class A Ordinary Share for the total gross proceeds of $13.6 million before deducting underwriting discounts and other related expenses. Net proceeds of the Company’s IPO were approximately $12.0 million. The Company’s Class A Ordinary Shares began trading on the Nasdaq Capital Market under the ticker symbol “CHSN” on March 30, 2023.

Representative Warrants

In connection with the Company’s IPO, the Company agreed to issue warrants to the representative of several underwriters (“Representative warrants”), exercisable for a period of four and a half years commencing six months from the date of commencement of sales of the offering, to purchase 848 Class A Ordinary Shares at $320.00 per Class A Ordinary Share. As the Representative warrants are considered indexed to the Company’s own stock and meet the criteria for equity classification according to ASC 815-40, therefore, the Representative warrants are classified as equity on the consolidated balance sheets. The warrants classified as equity are not subject to remeasurement after initial recognition. On December 13, 2023, 441 Class A Ordinary Share were issued as the Representative warrants were fully exercised on a cashless basis.

Conversion of Ordinary Shares

On February 5, 2024, the Company’s shareholder Haily Global Limited elected to convert 3,375 Class B Ordinary Shares on a one-for-one basis into 3,375 Class A Ordinary Shares, which was duly approved by the Company’s board of directors.

Issuance of Ordinary Shares

On September 13, 2024, the Company entered into a securities purchase agreement with certain investors identified therein for a best efforts follow-on public offering of (i) 112,253 Class A Ordinary Shares, and (ii) 112,253 common warrants to purchase 112,253 Class A Ordinary Shares, at an exercise price of $77.76 per share, exercisable within one year anniversary of the closing of the offering. The Class A Ordinary Shares and common warrants were sold at a combined public offering price of $64.80 per share and accompanying warrants. The offering was closed on September 17, 2024, and the Company received aggregate gross proceeds of $7.3 million from the offering, before deducting offering expenses and commissions, excluding the exercise of any common warrants. During the year ended December 31, 2024, 73,677 Class A Ordinary Shares were issued as all the common warrants were exercised on a cashless basis.

On November 5, 2025, the Company entered into a securities purchase agreement with certain investors for a private placement offering of 37,500,000 Class A Ordinary Shares at the subscription price of US$0.80 per Class A Ordinary Share. All of the Class A Ordinary Shares was issued on November 18, 2025, and the Company received aggregate gross proceeds of $30.0 million from the offering, before deducting offering expenses and commissions.

The weighted average number of shares used in the computation of earnings per share reflects the timing of share issuances during the year, including the issuance of 37,500,000 Class A Ordinary Shares in November 2025.

Issuance of the Equity Security Units

On June 13, 2025, the Company priced a best-efforts public offering for the sale of units as described below. The offering was comprised of 200,000 units (each a “Unit”), consisting of (i) one Class A Ordinary Share, or in lieu thereof, a pre-funded warrant (each a “Pre-Funded Warrant”); (ii) one series A warrant to purchase one Class A Ordinary Share (each a “Series A Warrant”); and (iii) one series B warrant to purchase one Class A Ordinary Share (each a “Series B Warrant”). The public offering price of the Units was $40.00 per Unit. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership limitation) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. Each of the Series A Warrants and the Series B Warrants would have an exercise price of $42.00 per Class A Ordinary Share and be exercisable beginning on the date of the issuance date and ending on the two and half anniversary of the issuance date. Additionally, holders of Series B Warrants may affect a “zero exercise price option,” under which up to 937,500 Class A Ordinary Shares may be issuable in aggregate under all Series B Warrants. The Company registered up to 1,337,500 Class A Ordinary Shares underlying the Pre-Funded Warrants, the Series A Warrants and the Series B Warrants. The offering was closed on June 16, 2025, and the Company received aggregate gross proceeds of $8.0 million from the offering, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrant offered. During the year ended December 31, 2025, 62,500 Class A Ordinary Shares were directly issued; 137,500 Class A Ordinary Shares were issued upon the exercise of all Pre-Funded Warrants; and 937,500 Class A Ordinary Shares were issued upon on the exercise of all Series B Warrants at zero exercise price option. No Series A Warrants had been exercised as of December 31, 2025.

As a result, the Company had 4,110,000,000 authorized Class A Ordinary Shares of a par value of $0.0001, of which 38,907,905 shares and 270,372 Class A Ordinary Shares were issued and outstanding as of December 31, 2025 and 2024, respectively, and the Company had 15,000,000 authorized Class B Ordinary Shares of a par value of $0.0001, of which 70,875 Class B Ordinary Shares were issued and outstanding as of December 31, 2025 and 2024. In total, the Company had 4,125,000,000 authorized Ordinary Shares of par value of $0.0001 each, of which 38,978,780 shares and 341,247 shares were issued and outstanding as of December 31, 2025 and 2024, respectively.

Statutory Reserve

The Company’s PRC subsidiaries is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends. As of December 31, 2025 and 2024, the balance of the statutory reserves was $740,816 and $661,924, respectively.

Restricted net assets

The Company’s PRC subsidiaries and the UFG entities are restricted in their ability to transfer a portion of their net assets, equivalent to their statutory reserves and their share capital to the Company in the form of loans, advances, or cash dividends. The payment of dividends by entities organized in China is subject to limitations, procedures, and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. As of December 31, 2025 and 2024, the total restricted net assets amounted to $6,382,727 and $3,516,301, respectively.

NOTE 15 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of December 31, 2025 and 2024, there were no legal claims and litigation against the Company.

NOTE 16 — SEGMENT REPORTING

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the “CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operation results by locations. Based on management’s assessment, the Company has determined that it has two operating segments, China and the United States and others.

The Company has identified the measure of segment profit or loss reviewed by the CODM as income (loss) from operations. The CODM uses this measure to evaluate segment performance and allocate resources. Significant segment expenses regularly provided to the CODM include cost of revenue, selling expenses, and general and administrative expenses, which are disclosed in the accompanying segment information. Other income and expenses are included in the measure of segment profit or loss reviewed by the CODM.

The following table presents the segment information for the years ended December 31, 2025, 2024 and 2023, respectively:

	For the Year Ended December 31, 2025
	China	United States and others	Total
Revenue	$16,358,524	$1,910,370	$18,268,894
Less:
Cost of revenue	8,805,577	1,245,314	10,050,891
Selling expenses	5,520,173	741,407	6,261,580
General and administrative expenses	1,246,282	2,597,266	3,843,548
Income (loss) from operations	786,492	(2,673,617)	(1,887,125)
Other (expense) income
Interest expense, net	(180,893)	(7,434)	(188,327)
Other (expense) income, net	(170,361)	1,042,328	871,967
Interest income from long term debt investments	427,823	1,037,357	1,465,180
Profit (loss) before income tax expense	863,061	(601,366)	261,695
Income tax expense	(74,155)	-	(74,155)
Net income (loss)	$788,906	$(601,366)	$187,540
Depreciation	$675,020	$214,702	$889,722
Capital expenditures	$3,354,829	$4,341	$3,359,170

	For the Year Ended December 31, 2024
	China	United States and others	Total
Revenue	$16,142,693	$2,084,844	$18,227,537
Less:
Cost of revenue	8,961,237	2,071,982	11,033,219
Selling expenses	3,929,035	828,244	4,757,279
General and administrative expenses	905,811	2,060,848	2,966,659
Income (loss) from operations	2,346,610	(2,876,230)	(529,620)
Other income (expense)
Interest (expense) income, net	(134,517)	83,589	(50,928)
Other income, net	9,445	678,047	687,492
Interest income from long term debt investment	-	723,945	723,945
Profit (loss) before income tax expense	2,221,538	(1,390,649)	830,889
Income tax expense	(74,604)	-	(74,604)
Net income (loss)	$2,146,934	$(1,390,649)	$756,285
Depreciation	$465,689	$358,180	$823,869
Capital expenditures	$578,126	$5,187	$583,313

	For the Year Ended December 31, 2023
	China	United States and others	Total
Revenue	$14,314,156	$2,938,506	$17,252,662
Less:
Cost of revenue	7,196,311	1,909,026	9,105,337
Selling expenses	4,089,650	793,308	4,882,958
General and administrative expenses	1,066,993	2,807,875	3,874,868
Income (loss) from operations	1,961,202	(2,571,703)	(610,501)
Other income (expense)
Interest (expense) income, net	(31,395)	66,900	35,505
Other (expense) income, net	(93,636)	287,061	193,425
Interest income from long term debt investment	-	534,575	534,575
Profit (loss) before income tax expense	1,836,171	(1,683,167)	153,004
Income tax expense	(119,416)	-	(119,416)
Net income (loss)	$1,716,755	$(1,683,167)	$33,588
Depreciation	$455,144	$376,676	$831,820
Capital expenditures	$686,885	$1,427,079	$2,113,964

	December 31, 2025	December 31, 2024
Total assets:
China	$38,750,490	$22,487,303
United States	43,235,301	19,288,531
Total assets	$81,985,791	$41,775,834

Total liabilities:
China	$22,771,550	$17,366,824
United States	3,003,309	5,983,564
Total liabilities	$25,774,859	$23,350,388

NOTE 17 — SUBSEQUENT EVENTS

On January 6, 2026, the Company entered into a sales agreement (the “Sales Agreement”), with AC Sunshine Securities LLC (the “Sales Agent”) relating to the offer and sale of our Class A ordinary shares, of par value $0.08 per share. In accordance with the Sales Agreement, the Company may offer Class A Ordinary Shares, from time to time through or to the Sales Agent, acting as a sales agent or principal, having an aggregate offering price of up to $219,375,000. The proceeds from the sales of our Class A ordinary shares will make cash available for use in its operations as working capital, if necessary. As of the date of this report, no Class A Ordinary Shares were issued under the Sales Agreement.

On March 23, 2026, Xinjiang United Family entered into a loan agreement with Huaxia Bank to borrow RMB2.5 million ($357,370) as working capital for one year, with a maturity date of March 23, 2027. The loan bears a fixed interest rate of 3.0% per annum. The loan was guaranteed by Ms. Baolin Wang, Mr. Gang Li and Urumqi Meihe Cancer Rehabilitation Hospital Co., Ltd, a related party that is controlled by Mr. Gang Li’s family member.

The Company evaluated the subsequent events through April 20, 2026, which is the date of the issuance of these consolidated financial statements, and concluded that there are no additional subsequent events except disclosed above that would have required adjustment or disclosure in the consolidated financial statements.